As filed with the Securities and Exchange Commission on February 11, 2026.

File No. 333-292719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

AMENDMENT NO. 3

TO
FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

__________________________________________

Inflection Point Acquisition Corp. IV*
(Exact name of registrant as specified in its charter)

__________________________________________

For Co-Registrants, see “Table of Co-Registrants” on the following page.

Cayman Islands*	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1345 Avenue of the Americas, Fl 47

New York, NY 10105

212-984-3835

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Michael Blitzer

Chief Executive Officer

1345 Avenue of the Americas, Fl 47

New York, NY 10105

212-984-3835

(Name, address, including zip code and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Joel L. Rubinstein White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 819-8200	Stephen W. Ranere Nick S. Dhesi John J. Slater Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 Tel: (617) 948-6000

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

____________

*           Prior to the consummation of the Business Combination described herein, the Registrant intends to effect a deregistration under Section 206 of the Companies Act (Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Inflection Point Acquisition Corp. IV (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Merlin, Inc.”

The Registrant and Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Merlin Labs, Inc.	Delaware	3721	83-2225245

____________

(1)      The Co-Registrant has the following principal executive office:

Merlin Labs, Inc.

129 South Street

Boston, MA 02111

(2)      The agent for service for the Co-Registrant is:

Corporation Service Company

251 Little Falls Drive

Wilmington, New Castle County, DE 19808-1674

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION DATED FEBRUARY 11, 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

INFLECTION POINT ACQUISITION CORP. IV

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR UP TO 164,748,772 SHARES OF COMMON STOCK,
10,288,021 SHARES OF SERIES A PREFERRED STOCK,

SERIES A PREFERRED INVESTOR WARRANTS TO PURCHASE
UP TO 24,248,102 SHARES OF COMMON STOCK, 25,425,000 RIGHTS
TO RECEIVE ONE TENTH OF ONE SHARE OF COMMON STOCK AND 453,821 UNITS

OF

INFLECTION POINT ACQUISITION CORP. IV

(TO BE RENAMED “MERLIN, INC.” IN CONNECTION WITH THE DOMESTICATION IN THE STATE OF DELAWARE AND THE BUSINESS COMBINATION DESCRIBED HEREIN)

On August 13, 2025, the board of directors (the “Inflection Point Board”) and the special committee of the Inflection Point Board (the “Special Committee”) of Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I), a Cayman Islands exempted company (“Inflection Point”), unanimously approved the Business Combination Agreement, dated as of August 13, 2025, by and among Inflection Point, IPDX Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Inflection Point (“Merger Sub”) and Merlin Labs, Inc., a Delaware corporation (referred to herein prior to the Business Combination, as “Merlin” and subsequent to the Business Combination, as “Merlin OpCo”) (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things and subject to the terms and conditions therein: (1) Inflection Point will change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”, and Inflection Point after the Domestication, “Post-Domestication Inflection Point”), (2) following the Domestication, Merger Sub will merge with and into Merlin, with Merlin surviving the merger as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin OpCo will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Merlin OpCo and its subsidiaries (the “Merger”) and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto will be consummated (such transactions, together with the Merger and the Domestication, the “Business Combination” and the closing of the Business Combination, the “Closing”). In connection with the Business Combination, Inflection Point will change its name to “Merlin, Inc.” (such company after the closing of the Business Combination, “New Merlin”). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Inflection Point’s shareholders, (a) immediately prior to the Domestication, pursuant to that certain Sponsor Support Agreement, dated as of August 13, 2025 (the “Sponsor Support Agreement”), by and among Inflection Point, Merlin, Bleichroeder Sponsor 1 LLC, a Delaware limited liability company (the “Sponsor”), and Inflection Point Fund I, LP, a Delaware limited partnership (“Inflection Point Fund”), the holders of the Class B ordinary shares of Inflection Point, par value $0.0001 per share (each, a “Founder Share” or “Inflection Point Class B Share”, and the holders, the “Inflection Point Class B Shareholders”), will elect to convert each Founder Share, on a one-for-one basis, into a Class A ordinary share of Inflection Point, par value $0.0001 per share (each, an “Inflection Point Class A Share” and together with the Founder Shares, the “Inflection Point Ordinary Shares”) (the “Sponsor Share Conversion”); (b) in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Post-Domestication Inflection Point (the “New Merlin Common Stock”); (ii) each of the then issued and outstanding rights to receive one-tenth (1/10) of one Inflection Point Class A Share upon consummation of an initial business combination of Inflection Point (“Inflection Point Rights”) will convert automatically into a right of Post-Domestication Inflection Point (each right, a “Post-Domestication Right”); and (iii) each of the then issued and outstanding units of Inflection Point containing one Inflection Point Class A Share and one Inflection Point Right (the “Inflection Point Units”) will convert automatically into a unit of Post-Domestication Inflection Point, consisting of one share of New Merlin Common Stock and one Post-Domestication Right.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the effective time of the Merger (the “Effective Time”):

(1)    each convertible security of Merlin (other than the Pre-Funded Convertible Notes (as defined below)) that is outstanding immediately prior to the Effective Time, to the extent applicable, will automatically convert in full into shares of preferred stock or common stock of Merlin (“Merlin Common Stock”), in accordance with the terms thereof;

(2)    each warrant of Merlin exercisable for the preferred stock of Merlin that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full;

(3)    immediately after giving effect to the conversions and exercises set forth in clauses (1) and (2) above, each issued and outstanding share of preferred stock of Merlin (including each share of preferred stock issued upon the conversions and exercises described in clauses (1) and (2) above) will automatically convert into such number of shares of Merlin Common Stock into which such shares of preferred stock of Merlin, as applicable, are convertible in connection with the Merger pursuant to the organizational documents of Merlin; and

(4)    each warrant of Merlin (other than the Pre-Funded Warrants (as defined below)) exercisable for Merlin Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into certain convertible note purchase agreements (the “Pre-Funded NPAs”) and securities purchase agreement (the “Signing Pre-Funded SPA” and together with the Pre-Funded NPAs, the “Signing Pre-Funded PIPE Agreements”), respectively, with certain accredited investors named therein (collectively, the “Pre-Funded Investors”). Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $78 million of convertible promissory notes (the “Pre-Funded Convertible Notes”) and warrants to purchase a number of shares of Merlin Common Stock at a purchase price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement.

On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into an additional securities purchase agreement (“Post-Signing Pre-Funded SPA,” collectively with the Signing Pre-Funded SPAs, the “Pre-Funded SPAs”), pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA (such investments contemplated by the Signing Pre-Funded PIPE Agreements and the Post-Signing Pre-Funded SPA, the “Pre-Funded Note Investment”).

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Consideration”) to be paid to the holders of securities of Merlin (the “Merlin Equity Holders”) (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) in, or in connection with, the Merger shall be the number of shares of New Merlin Common Stock equal to the quotient of: (a) $800,000,000 (the “Purchase Price”), divided by (b) the price at which each Inflection Point Class A Share included in the Inflection Point Units initially issued in Inflection Point’s initial public offering (the “IPO”, and the shares included in the Inflection Point Units issued thereby, the “Public Shares”) may be redeemed in connection with the extraordinary general meeting (as defined below).

The consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note (the “Convertible Note Consideration”) shall be a number of shares of New Merlin’s 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPAs), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPAs).

The consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Warrant (the “Pre-Funded Warrant Consideration”) shall be one or more warrants to purchase a number of shares of New Merlin Common Stock (“New Merlin Series A Warrants”) equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)    each share of Merlin Common Stock that is owned by Inflection Point, Merger Sub, or Merlin immediately prior to the Effective Time (each, an “Excluded Share”) will be canceled and shall cease to exist and no consideration will be delivered in exchange therefor;

(2)     each share of Merlin Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be canceled and converted into the right to receive a number of shares of New Merlin Common Stock equal to the Aggregate Consideration divided by the fully diluted capital of Merlin, which is the sum (without duplication) of the aggregate number of shares of Merlin Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued upon conversion of all issued and outstanding preferred stock of Merlin, as applicable, and excluding securities underlying the Pre-Funded Convertible Notes or Pre-Funded Warrants), (ii) issuable upon full exercise of all issued and outstanding options of Merlin, and (iii) issuable upon full settlement of all issued and outstanding Merlin RSUs (as defined below) (such conversion ratio, the “Exchange Ratio”);

(3)     each option to purchase equity securities of Merlin (“Merlin Option”) will automatically cease to represent an option to purchase Merlin Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option to acquire that number of shares of New Merlin Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Merlin Common Stock subject to such Merlin Option and (B) the Exchange Ratio, at an exercise price per share of Merlin Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Merlin Common Stock of such Merlin Option by (y) the Exchange Ratio;

(4)    each restricted stock unit in respect of equity securities of Merlin, granted pursuant to the 2018 Equity Incentive Plan of Merlin after the date of the Business Combination Agreement and prior to the Effective Time (each, a “Merlin RSU”), will cease to represent a right to acquire shares of Merlin Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into a restricted stock unit representing the right to acquire that number of shares of New Merlin Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Merlin Common Stock subject to such Merlin RSU and (B) the Exchange Ratio;

(5)    each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Convertible Note Consideration;

(6)     each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Warrant Consideration; and

(7)     (x) each then issued and outstanding Post-Domestication Right shall convert automatically into one-tenth of one share of New Merlin Common Stock, pursuant to that certain Rights Agreement, dated as of October 31, 2024, by and between Inflection Point and the right agent, with any fractional shares of New Merlin Common Stock to be issued in connection with such conversion rounded down to the nearest whole share; and (y) each then issued and outstanding Post-Domestication Unit shall be canceled and will thereafter entitle the holder thereof to one and one-tenth (1.1) shares of New Merlin Common Stock, with any fractional shares of New Merlin Common Stock to be issued in connection with such separation rounded down to the nearest whole share.

This proxy statement/prospectus covers (A) 164,748,772 shares of New Merlin Common Stock that are to be issued or may be issuable (including (i) up to 36,300,832 shares of New Merlin Common Stock upon the conversion of Inflection Point Ordinary Shares and Inflection Point Rights into New Merlin Common Stock, (ii) up to 79,508,587 shares of New Merlin Common Stock as consideration in the Merger, (iii) up to 24,691,250 shares of New Merlin Common Stock issuable upon the conversion of shares of Series A Preferred Stock issued as consideration in the Merger to the holders of Pre-Funded Convertible Notes (assuming, solely for this purpose, a $5.00 conversion price and taking into account accrued interest through March 31, 2026), which amount represents a good-faith estimate of the maximum amount of shares of New Merlin Common Stock that may become issuable upon conversion of such shares of Series A

Preferred Stock) and (iv) up to 24,248,102 shares of New Merlin Common Stock issuable upon the exercise of New Merlin Series A Warrants issued as consideration in the Merger to the holders of Pre-Funded Warrants (assuming, solely for this purpose, a $5.00 exercise price), which amount represents a good-faith estimate of the maximum amount of shares of New Merlin Common Stock that may become issuable upon exercise of such New Merlin Series A Warrants, (B) up to 10,288,021 shares of Series A Preferred Stock to be issued as consideration in the Merger to the holders of Pre-Funded Convertible Notes (taking into account accrued interest through March 31, 2026), (C) New Merlin Series A Warrants initially exercisable for up to 10,103,376 shares of New Merlin Common Stock to be issued as consideration in the Merger to the holders of Pre-Funded Warrants, (D) 25,425,000 Post-Domestication Rights upon the conversion of Inflection Point Rights, and (E) 453,821 Post-Domestication Units upon conversion of Inflection Point Units.

The obligations of Inflection Point and Merlin to consummate the Business Combination are subject to the satisfaction or waiver of other customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Inflection Point’s shareholders (the “Inflection Point Shareholder Approval”) of (A) the Business Combination Agreement and Business Combination in accordance with applicable law and exchange rules and regulations, (B) the Domestication, (C) the proposed charter and the bylaws of New Merlin upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) the issuance of shares of New Merlin Common Stock, Series A Preferred Stock and New Merlin Series A Warrants, as required by Nasdaq Listing Rule 5635, (E) the equity incentive plan and employee stock purchase plan of New Merlin as described in the Business Combination Agreement, (F) the appointment of director nominees in accordance with the terms in the Business Combination Agreement, (G) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to this proxy statement/prospectus, and (H) any other proposals as reasonably agreed to by the parties to the Business Combination Agreement to be necessary or appropriate in connection with the Business Combination (such proposals in (A) through (H), together, the “Transaction Proposals”), (ii) the approval of the Business Combination Agreement and the Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Merlin, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Merlin and applicable law, (iii) no adverse law or order, (iv) the Registration Statement of which this proxy statement/prospectus forms a part becoming effective, (v) approval of the listing of the New Merlin Common Stock on Nasdaq (as defined below), subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Business Combination Agreement, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act (the “HSR Act”) with respect to the Business Combination, (viii) the completion of the Domestication, and (ix) duly executed pay-off letters certifying certain indebtedness of Merlin and its subsidiaries, as specified in the Business Combination Agreement, shall have been paid off, to the extent it is paid off pursuant to the Business Combination Agreement.

The Inflection Point Units, Public Shares and Inflection Point Rights (collectively, the “Public Securities”) are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BACQU,” “BACQ” and “BACQR,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Merlin Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Merlin Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Merlin Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “MRLN”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Merlin Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Merlin Common Stock would not be listed on any nationally recognized securities exchange.

In connection with Inflection Point’s initial public offering consummated on October 31, 2024 (the “IPO”), the Sponsor, and Inflection Point’s directors and executive officers entered into letter agreements to vote their Inflection Point Ordinary Shares in favor of the Business Combination Proposal (as defined herein). Further, concurrently with the execution of the Business Combination Agreement, the Sponsor and Inflection Point Fund entered into the Sponsor

Support Agreement, pursuant to which the Sponsor and Inflection Point Fund agreed to vote their shares in favor of all proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.9% of the total outstanding Inflection Point Ordinary Shares.

There are no agreements, arrangements, or understandings between the Sponsor and Inflection Point, its officers, directors, or affiliates with respect to determining whether to proceed with the Business Combination or any other initial business combination.

Material Financing Transactions

Simultaneously with the consummation of the IPO, the Sponsor purchased 425,000 Inflection Point Units (the “Private Placement Units”) in a private placement, at a price of $10.00 per unit, generating total proceeds of $4,250,000.

Since the IPO, there has not been any material financing of Inflection Point. However, if necessary in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates, may, but are not obligated to, loan funds to Inflection Point as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $2,500,000 of such working capital loans may be convertible into additional Private Placement Units at a price of $10.00 per unit at the option of the lender, including up to $750,000 in working capital loans which may be made by Inflection Point Fund. As of February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, no working capital loans have been made to Inflection Point.

As described above, in connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into the Signing Pre-Funded PIPE Agreements with the Pre-Funded Investors, pursuant to which Merlin issued and sold, an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants in the Pre-Funded Note Investment. On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into a Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA.

In connection with the transactions contemplated by the Business Combination Agreement, on August 13, 2025, Inflection Point, Merlin and the accredited investor named therein (the “Closing PIPE Investor”) entered into a Securities Purchase Agreement (the “Initial Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Merlin Series A Warrant, for an aggregate purchase price of $50 million. Each share of Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”). On November 17, 2025, Inflection Point and Merlin entered into an amendment to the Initial Series A SPA with the Closing PIPE Investor (“Amendment No. 1 to the Initial Series A SPA”), pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock (at a price of $10.20 per share) and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of shares of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible (the “Initial Closing PIPE Investment”).

Additionally, on November 17, 2025, Inflection Point and Merlin also entered into Securities Purchase Agreements (the “Additional Series A SPAs,” collectively with the Initial Series A SPA, the “Series A SPAs”), with certain accredited investors as signatories thereto (the “Additional Closing PIPE Investors”), pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock (at a price of $12.00 per share) and warrants to purchase a number of shares of New Merlin Common Stock that is equal to 75% of the number of shares into which such shares of New Merlin Preferred Stock are initially convertible (each, an “Upsized New Merlin Series A Warrant”), in a private placement, on substantially the same terms as the Closing PIPE Subscription Agreement, for an aggregate purchase price of $20 million (the “Additional Closing PIPE Investment,” together with the Initial Closing PIPE Investment, the “Closing PIPE Investment”).

Compensation of the Sponsor and its Affiliates

In connection with the Business Combination, the Sponsor will receive (i) 8,333,333 shares of New Merlin Common Stock upon the conversion of 8,333,333 Founder Shares, which were initially purchased in a private placement that closed prior to the IPO for $0.004 per share and (ii) 467,500 shares of New Merlin Common Stock upon the exchange of 425,000 Private Placement Units, which were initially purchased in a private placement that closed concurrently with the IPO for $10.00 per unit.

Inflection Point Fund will receive (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on its Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and (ii) a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock. Through its membership in the Sponsor, Inflection Point Fund also has an indirect interest in (i) 5,266,667 New Merlin Common Stock in exchange for 5,266,667, or approximately 60.1%, of the Founder Shares held by the Sponsor and (ii) 467,500 shares of New Merlin Common Stock, in exchange for 425,000, or 100%, of the Private Placement Units held by the Sponsor. See “Questions and Answers — What is the effective purchase price attributed to the New Merlin Common Stock to be received by the Public Shareholders, the Sponsor, and the Merlin stockholders at Closing?”

As of the date of this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid to the Sponsor, Inflection Point Fund, members of our management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, Inflection Point may pay consulting, success or finder fees to these entities or individuals, or their respective affiliates in connection with the consummation of the Business Combination, and Inflection Point may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with the Business Combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Except as set out in the immediately preceding sentence, as of the date of this proxy statement/prospectus, no terms for any such arrangements have been determined and no written agreements exist with respect to such arrangements. Additionally, these entities or individuals may be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed. The reimbursement of expenses and advances and the securities issued to the Sponsor and Inflection Point Fund may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Summary of the Proxy Statement/Prospectus — Dilution”, “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “Information About Inflection Point — Executive and Director Compensation”.

Potential conflicts of interest in connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Inflection Point Fund, Inflection Point’s officers and directors, Merlin’s officers and directors and (ii) unaffiliated security holders of Inflection Point. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of Inflection Point’s directors and officers and the compensation of the Sponsor and Inflection Point in connection with the Business Combination. See the section entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. Merlin’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders and rights holders generally. See the section entitled “The Business Combination Proposal — Interests of Merlin’s Directors and Executive Officers”.

Extraordinary General Meeting

Inflection Point will hold an extraordinary general meeting (the “extraordinary general meeting”) to consider matters relating to the Business Combination and vote on the Transaction Proposals at 10:00 a.m., Eastern Time, on March 12, 2026. For the purposes of the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020. You or your proxyholder will be able to attend and vote at the extraordinary general meeting online by visiting

https://www.cstproxy.com/inflectionpointacquisitionIV/2026 and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the extraordinary general meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

After careful consideration, the Inflection Point Board and Special Committee have each unanimously approved the Business Combination Agreement and the proposals described in this proxy statement/prospectus. The Inflection Point Board and Special Committee have also each determined that it is in the best interests of Inflection Point to complete the Business Combination. The Inflection Point Board and Special Committee took into account the oral opinion of Newbridge Securities Corporation (“Newbridge”) (subsequently confirmed in writing), rendered on August 8, 2025, to the effect that, as of such date and based on and subject to various assumptions and limitations described in its written opinion, that (i) the Total Pre-Money Consideration (as defined herein) to be paid by Inflection Point pursuant to the Business Combination is fair, from a financial point of view as of such date, to the Inflection Point Unaffiliated Shareholders (defined as Inflection Point shareholders other than (a) the Sponsor, (b) Inflection Point Fund, (c) officers, directors or affiliates of Inflection Point, the Sponsor or Inflection Point Fund, and (d) Public Shareholders who elect to redeem their shares prior to or in connection with the Business Combination), and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”, and “Proposal No. 1 — The Business Combination Proposal — Opinion of Newbridge Securities.” The Inflection Point Board recommends that you vote “FOR” each proposal described in this proxy statement/prospectus.

If you have any questions or need assistance voting your Inflection Point Ordinary Shares, please contact Alliance Advisors, LLC, our proxy solicitor, by calling +1 (855) 206-2037, or by emailing BACQ@allianceadvisors.com. The notice of the extraordinary general meeting and the proxy statement/prospectus relating to the Business Combination will be available at https://www.cstproxy.com/inflectionpointacquisitionIV/2026.

This proxy statement/prospectus provides shareholders of Inflection Point with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Inflection Point. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. It also contains or references information about Inflection Point, Merlin and New Merlin and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, when you consider the recommendation regarding these proposals by Inflection Point Board, you should keep in mind that the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder. For instance, the Sponsor, the Inflection Point Fund and Inflection Point’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section entitled “The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 35 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•], 2026 and is first being mailed to Inflection Point’s shareholders on or about [•], 2026.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2026

INFLECTION POINT ACQUISITION CORP. IV
A Cayman Islands Exempted Company
(Company No. 411283)
1345 Avenue of the Americas, Fl 47
New York, NY 10105

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON MARCH 12, 2026

TO THE SHAREHOLDERS OF INFLECTION POINT ACQUISITION CORP. IV:

You are cordially invited to attend the extraordinary general meeting of Inflection Point Acquisition Corp. IV, a Cayman Islands exempted company (f/k/a Bleichroeder Acquisition Corp. I) (“Inflection Point”), to be held at 10:00 a.m., Eastern Time, on March 12, 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitionIV/2026. The extraordinary general meeting will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the Business Combination Agreement, dated as of August 13, 2025, by and among Inflection Point, IPDX Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Inflection Point (“Merger Sub”), and Merlin Labs, Inc., a Delaware corporation (referred to herein prior to the Business Combination, as “Merlin” and subsequent to the Business Combination, as “Merlin OpCo”) (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Merlin, with Merlin surviving as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin OpCo will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Merlin OpCo and its subsidiaries. We refer to this proposal as the “Business Combination Proposal”. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, by special resolution, of holders of Class B ordinary shares, par value $0.0001 per share, by Inflection Point (the “Inflection Point Class B Shares,” and the holders of such shares, the “Inflection Point Class B Shareholders”), the domestication of Inflection Point as a Delaware corporation (the “Domestication”), which will be accomplished by de-registering Inflection Point from the Register of Companies in the Cayman Islands and transferring by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate and domesticate as a Delaware corporation in accordance with the amended and restated memorandum and articles of association of Inflection Point (as may be amended from time to time, the “Cayman Constitutional Documents”), Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”). The Domestication will be effected at least one day prior to the Closing by Inflection Point filing (a) all applicable documents required to be filed and paying all applicable fees required to paid, and causing the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act, and (b) a certificate of corporate domestication and the proposed new certificate of incorporation of New Merlin (the “Proposed Charter”) with the Delaware Secretary of State. Upon the effectiveness of the Domestication, Inflection Point will re-domicile as and become a Delaware corporation and all outstanding securities of Inflection Point will convert to outstanding securities of New Merlin, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal”.

Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of Series A Preferred Stock and New Merlin Series A Warrants, (ii) shares of the New Merlin Common Stock to be issued to the Merlin Stockholders, (iii) shares of New Merlin Common Stock issuable upon the conversion of exercise of the shares of Series A Preferred Stock and New

Merlin Series A Warrants (each as defined below) and (iv) any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements Inflection Point has entered, or may enter, into prior to Closing. We refer to this proposal as the “Stock Issuance Proposal”.

Proposal No. 4 — Organizational Documents Proposal — To consider and vote upon a proposal to approve, by special resolution, the Proposed Charter and the proposed new by-laws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of New Merlin in connection with the Domestication. We refer to this proposal as the “Organizational Documents Proposal”. The form of each of the Proposed Charter and the Proposed Bylaws is attached to the accompanying proxy statement/prospectus as Annex B and Annex C, respectively.

Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory, non-binding basis by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Merlin would be authorized to issue (A) 850,000,000 shares of New Merlin Common Stock and (B) 50,000,000 shares of New Merlin Preferred Stock.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Advisory Organizational Documents Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Merlin to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

Advisory Organizational Documents Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director, with or without cause.

Advisory Organizational Documents Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

Advisory Organizational Documents Proposal 5F — The Proposed Charter would (1) change the corporate name from “Inflection Point Acquisition Corp. IV” to “Merlin, Inc.”, (2) make New Merlin’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

Proposal No. 6 — The Director Election Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the election of seven (7) directors to serve on the New Merlin board of directors until the first annual meeting of stockholders of New Merlin to be held following the date of Closing and until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal. We refer to this proposal as the “Director Election Proposal”.

Proposal No. 7 — New Merlin Incentive Plan Proposal — To consider and vote upon a proposal, by ordinary resolution, that the Merlin, Inc. 2026 Incentive Award Plan (the “New Merlin Incentive Plan”), a copy of which is attached to the proxy statement/prospectus as Annex G, be adopted and approved. We refer to this proposal as the “New Merlin Incentive Plan Proposal”.

Proposal No. 8 — New Merlin Employee Stock Purchase Plan Proposal — To consider and vote upon a proposal, by ordinary resolution, that the Merlin, Inc. 2026 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to the proxy statement/prospectus as Annex H, be adopted and approved. We refer to this proposal as the “New Merlin Employee Stock Purchase Plan Proposal” and collectively with the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Organizational Documents Proposal, the Director Election Proposal and the New Merlin Incentive Plan Proposal, the “Condition Precedent Proposals”.

Proposal No. 9 — The Adjournment Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements. We refer to this proposal as the “Adjournment Proposal”.

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of Class A ordinary shares, par value $0.0001 per share, of Inflection Point (the “Inflection Point Class A Shares”) and the Inflection Point Class B Shares (together with the Inflection Point Class A Shares, the “Inflection Point Ordinary Shares”) at the close of business on February 2, 2026 (the “Record Date”), are entitled to notice of and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting. Pursuant to the Cayman Constitutional Documents, the approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Inflection Point Class A Shareholders will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents.

The approval of each of the Organizational Documents Proposal and the Advisory Organizational Documents Proposals requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting.

The approval of each of the Business Combination Proposal, the Stock Issuance Proposal, the Director Election Proposal, the New Merlin Incentive Plan Proposal, the New Merlin Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The accompanying proxy statement/prospectus and proxy card are being provided to Inflection Point’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Inflection Point’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 35 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Inflection Point (the “Inflection Point Board”) has unanimously approved and determined to be in the best interests of Inflection Point and its shareholders the Business Combination and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal and “FOR” all other proposals presented to Inflection Point’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the Inflection Point Board, you should keep in mind that the Sponsor, Inflection Point Fund I LP (“Inflection Point Fund”) and Inflection Point’s directors and officers, and/or their affiliates, have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor, Inflection Point Fund and Inflection Point’s officers and directors, and/or their affiliates, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the closing of the Business Combination, including the Registration Rights Agreement, the Sponsor Support Agreement, Pre-Funded NPAs, Pre-Funded SPA, Pre-Funded Warrants, the Series A SPA, the New Merlin Series A Warrants, the Upsized New Merlin Series A Warrants, the Additional Series A SPAs (each as defined below), the Sponsor Lock-Up Agreement and the Merlin Lock-Up Agreement (each as defined in the accompanying proxy statement/prospectus). See “Proposal No.1 — Business Combination Proposal — Related Agreements” and “Certain Relationships and Related Person Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Cayman Constitutional Documents, a holder of Inflection Point Class A Shares sold as part of the units offered by Inflection Point in its initial public offering (the “IPO,” and the Inflection Point Class A Shares offered therein, the “Public Shares,” and holders of such shares, the “Public Shareholders”) may request to redeem all or a portion of such holder’s Public Shares for cash if the Business Combination is consummated. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares or (b) hold Public Shares through the units offered by Inflection Point in the IPO (the “Inflection Point Units”) and elect to separate your Inflection Point Units into the underlying Public Shares and rights to receive one-tenth (1/10) of one Inflection Point Class A Share upon consummation of the Business Combination offered as part of the Inflection Point Units in the IPO (the “Public Rights”) prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Inflection Point’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(iii)   deliver your share certificates for Public Shares (if any) along with other applicable redemption forms to Continental, physically or electronically through The Depository Trust Company.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on March 10, 2026 (two business days prior to the initially scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, and Inflection Point initiates the redemption of Public Shares in connection with the Business Combination (the “Redemption”) pursuant to the Cayman Constitutional Documents, Inflection Point will redeem such Public Shares for a per-share redemption price, payable in cash, equal to a per-share redemption price, payable in cash, equal to the aggregate amount then deposited in the trust account established at the consummation of the IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares (the “Redemption Price”). For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.52 per Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the Inflection Point Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in our securities when our shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. Any request to redeem Public Shares, once made, may be withdrawn, only with Inflection Point’s consent, until the Redemption. If a Public Shareholder delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may request that Inflection Point instruct Continental to return the shares (physically or electronically). The holder can make such request by contacting Continental, at the address or email address listed in the accompanying proxy statement/prospectus. See “Extraordinary General Meeting of Inflection Point — Redemption Rights” of the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor, Inflection Point Fund and each director and officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of Inflection Point’s Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares and Private Placement Shares (each as defined in the accompanying proxy statement/prospectus) held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares.

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) approval of the Condition Precedent Proposals by Inflection Point’s Shareholders, (ii) the approval of the Business Combination Agreement and the Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Merlin, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Merlin and applicable law, (iii) no adverse law or order, (iv) the Registration Statement becoming effective, (v) approval of the listing of the New Merlin Common Stock on Nasdaq, subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties of each party to the Business Combination Agreement and the performance of the covenants and agreements of the parties, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to the Business Combination, (viii) the completion of the Domestication, and (ix) duly executed pay-off letters certifying certain indebtedness of Merlin and its subsidiaries, as specified in the Business Combination Agreement, shall have been paid off, to the extent it is paid off pursuant to the Business Combination Agreement. We cannot assure you as to whether these conditions will be satisfied or waived.

The Inflection Point Units, Inflection Point Class A Shares and Inflection Point Rights are currently listed on Nasdaq under the symbols “BACQU”, “BACQ” and “BACQR”, respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Merlin Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Merlin Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Merlin Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “MRLN”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Merlin Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Merlin Common Stock would not be listed on any nationally recognized securities exchange.

Material Financing Transactions

Simultaneously with the consummation of Inflection Point’s IPO, the Sponsor purchased 425,000 Private Placement Units in a private placement, at a price of $10.00 per unit, generating total proceeds of $4,250,000.

Since Inflection Point’s IPO, there has not been any material financing of Inflection Point. However, if necessary in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates may, but are not obligated to, loan funds to Inflection Point as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment.

Up to $2,500,000 of such working capital loans may be convertible into additional Private Placement Units at a price of $10.00 per unit at the option of the lender, including up to $750,000 in working capital loans which may be made by Inflection Point Fund. As of February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, no working capital loans have been made to Inflection Point.

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into certain convertible note purchase agreements (the “Pre-Funded NPAs”) and securities purchase agreement (the “Signing Pre-Funded SPA” and together with the Signing Pre-Funded NPAs, the “Signing Pre-Funded PIPE Agreements”), respectively, with certain accredited investors named therein (collectively, the “Pre-Funded Investors”). Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $78 million of convertible promissory notes (the “Pre-Funded Convertible Notes”) and warrants to purchase a number of shares of Merlin Common Stock at a purchase price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement.

On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into an additional securities purchase agreement (“Post-Signing Pre-Funded SPA,” collectively with the Signing Pre-Funded SPA, the “Pre-Funded SPAs”), pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA (such investment contemplated by the Signing Pre-Funded PIPE Agreements and the Post-Signing Pre-Funded SPA, the “Pre-Funded Note Investment”).

In connection with the transactions contemplated by the Business Combination Agreement, on August 13, 2025, Inflection Point, Merlin and the accredited investor named therein (the “Closing PIPE Investor”) entered into a Securities Purchase Agreement (the “Initial Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor has agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Merlin Series A Warrant, for an aggregate purchase price of $50 million. Each share of Merlin Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”). On November 17, 2025, Inflection Point and Merlin entered into an amendment to the Initial Series A SPA with the Closing PIPE Investor (“Amendment No. 1 to the Initial Series A SPA”), pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of shares into which such shares of Series A Preferred Stock are initially convertible (the “Initial Closing PIPE Investment”).

On November 17, 2025, Inflection Point and Merlin also entered into Securities Purchase Agreements (the “Additional Series A SPAs,” collectively with the Initial Series A SPA, the “Series A SPAs”), with certain accredited investors as signatories thereto (the “Additional Closing PIPE Investors”), pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock and warrants to purchase a number of shares of New Merlin Common Stock that is equal to 75% of the number of shares into which such shares of New Merlin Preferred Stock are initially convertible (each, an “Upsized New Merlin Series A Warrant”), in a private placement, on substantially the same terms as the Closing PIPE Subscription Agreement, for an aggregate purchase price of $20 million (the “Additional Closing PIPE Investments,” together with the Signing PIPE Investment, the “Closing PIPE Investments”).

Compensation of the Sponsor and its Affiliates

In connection with the Business Combination, the Sponsor will receive (i) 8,333,333 shares of New Merlin Common Stock upon the conversion of 8,333,333 Founder Shares, which were initially purchased in a private placement that closed prior to the IPO for $0.004 per share, (ii) 467,500 shares of New Merlin Common Stock upon the exchange of 425,000 Private Placement Units, which were initially purchased in a private placement that closed concurrently with the IPO for $10.00 per unit.

Inflection Point Fund will receive (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred

Stock taking into account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and (ii) a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock. Through its membership in the Sponsor, Inflection Point Fund also has an indirect interest in (i) 5,266,667 New Merlin Common Stock in exchange for 5,266,667, or approximately 60.1%, of the Founder Shares held by the Sponsor and (ii) 467,500 shares of New Merlin Common Stock, in exchange for 425,000, or 100%, of the Private Placement Units held by the Sponsor. See “Questions and Answers — What is the effective purchase price attributed to the New Merlin Common Stock to be received by the Public Shareholders, the Sponsor, and the Merlin stockholders at Closing?”

As of the date of this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, Inflection Point Fund, members of our management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, Inflection Point may pay consulting, success or finder fees to these entities or individuals, or their respective affiliates in connection with the consummation of the Business Combination, and Inflection Point may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with the Business Combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Except as set out in the immediately preceding sentence, as of the date of this proxy statement/prospectus, no terms for any such arrangements have been determined and no written agreements exist with respect to such arrangements. Additionally, these entities or individuals may be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed. The reimbursement of expenses and advances and the securities issued to the Sponsor and Inflection Point Fund may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Summary of the Proxy Statement/Prospectus — Dilution”, “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “Information About Inflection Point — Executive and Director Compensation”.

Potential conflicts of interest in connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Inflection Point Fund, Inflection Point’s officers and directors, Merlin’s officers and directors and (ii) unaffiliated security holders of Inflection Point. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of Inflection Point’s directors and officers and the compensation of the Sponsor and Inflection Point in connection with the Business Combination. See the section entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. Merlin’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders and rights holders generally. See the section entitled “The Business Combination Proposal — Interests of Merlin’s Directors and Executive Officers”.

For terms used in this notice but not otherwise defined herein, please refer to the Frequently Used Terms section of the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting or any adjournment thereof. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting, and if the other conditions to closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you are a shareholder entitled to attend and vote at this extraordinary general meeting, you may appoint a proxy or proxies to vote on your behalf. A proxy need not be a shareholder of Inflection Point.

If you sign, date and return your proxy card signed and without indicating how you wish to vote, your proxy card will appoint Michael Blitzer and Kevin Shannon as your proxy to vote your shares in their discretion. Michael Blitzer and Kevin Shannon will vote “FOR” each of the proposals described in this notice, and in accordance with their judgment on any other matters that may properly come before the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO CONTINENTAL THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND DELIVER YOUR PUBLIC SHARES TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS ABANDONED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the Inflection Point Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Name:	Michael Blitzer
Title:	President, Chief Executive Officer and Director

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•], 2026 and is first being mailed to shareholders on or about [•], 2026.

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REFERENCES TO ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important information that is not included in or delivered with the accompanying proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of the accompanying proxy statement/prospectus or other information concerning Inflection Point, without charge, by written request to 1345 Avenue of the Americas, 47th Fl, New York, NY 10105; or Alliance Advisors, LLC, our proxy solicitor, by calling +1 (855) 206-2037, or by emailing BACQ@allianceadvisors.com, or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of Inflection Point to be held on March 12, 2026, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by March 5, 2026.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Inflection Point” refer to Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I). Prior to the Domestication, Inflection Point is an exempted company incorporated under the laws of the Cayman Islands. Following the Domestication, subject to shareholder approval, Inflection Point will be a corporation incorporated under the laws of the State of Delaware and will be renamed “Merlin, Inc.” Inflection Point, following the Domestication, is referred to in this document as Post-Domestication Inflection Point, and, following the Closing, is referred to in this document as New Merlin.

In this document:

“50% Redemption Scenario” means the hypothetical scenario in which 12,500,000 Public Shares (which represents 50% of the total Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $129,900,000 out of the Trust Account based on an assumed redemption price of $10.39 per share.

“Additional Closing PIPE Investments” means the investments contemplated under the Additional Series A SPAs.

“Additional Closing PIPE Investors” means the certain accredited investors signatory to the Additional Series A SPAs.

“Additional Series A SPAs” means the Securities Purchase Agreements, dated November 17, 2025, by and among Inflection Point, Merlin and the Additional Closing PIPE Investors.

“Advisory Organizational Documents Proposals” means the six separate proposals in connection with the replacement of the Cayman Constitutional Documents that Inflection Point’s shareholders are asked to consider and vote upon and approve on a non-binding advisory basis by special resolution.

“AFSOC” means Air Force Special Operations Command.

“Aggregate Consideration” means the number of shares equal to the quotient of: (a) the Purchase Price, divided by (b) the price at which each Public Share may be redeemed in connection with the extraordinary general meeting, to be paid to Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities).

“Alliance Advisors” means Alliance Advisors, LLC, our proxy solicitor.

“Amendment No. 1 to the Initial Series A SPA” means the amendment to the Initial Series A SPA, dated November 17, 2025, by and among Inflection Point, Merlin and the Closing PIPE Investor.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Business Combination Agreement” means that certain Business Combination Agreement, attached to this proxy statement/prospectus as Annex A, dated as of August 13, 2025, by and among Inflection Point, Merger Sub and Merlin.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Cayman Constitutional Documents” means the existing amended and restated memorandum and articles of association of Inflection Point, as it may be amended, restated, supplemented or otherwise modified from time to time, under the Companies Act.

“Certificate of Designation” means the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock of New Merlin.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Closing” means the closing of the Business Combination.

“Closing Date” means the day of the Closing.

“Closing PIPE Investments” means the Signing PIPE Investment and the Additional Closing PIPE Investments.

“Closing PIPE Investor” means the accredited investor party to the Series A SPA, and together with the Additional Closing PIPE Investors, the “Closing PIPE Investors.”

“CMMC” means Cybersecurity Maturity Model Certification.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedules” means the disclosure schedules to the Business Combination Agreement.

“DoD” means the United States Department of Defense.

“Domestication” means the deregistering of Inflection Point from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware and domesticating as a Delaware corporation under the applicable provisions of the Companies Act and the DGCL and all matters necessary or ancillary thereto.

“Effective Time” means the time at which Merger Sub and Merlin shall consummate the Merger.

“ESPP” means the Merlin, Inc. 2026 Employee Stock Purchase Plan.

“Exchange Ratio” means the Aggregate Consideration divided by the sum of the aggregate number of shares of Merlin labs Common Stock (i) issued and outstanding immediately prior to the Effective Time (including those shares issued upon conversion of all issued and outstanding preferred stock of Merlin, as applicable, and excluding securities underlying the Pre-Funded Convertible Notes or Pre-Funded Warrant), (ii) issuable upon full exercise of all issued and outstanding Merlin Options (calculated on a net exercise basis), and (iii) issuable upon full settlement of all issued and outstanding Merlin RSUs.

“Excluded Share” means a share of Merlin Common Stock that is owned by Inflection Point, Merger Sub, or Merlin immediately prior to the Effective Time.

“extraordinary general meeting” means that certain extraordinary general meeting to be held by Inflection Point to consider matters relating to the Business Combination at 10:00 a.m., Eastern Time, on March 12, 2026.

“Founder Shares” means the Inflection Point Class B Shares.

“FTC” means the Federal Trade Commission.

“HSR Act” means the Hart-Scott Rodino Act of 1976.

“IDIQ” means Indefinite Delivery, Indefinite Quantity.

“Inflection Point” means Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I), a Cayman Islands exempted company.

“Inflection Point Class A Shares” means the Class A ordinary shares, par value $0.001 per share, of Inflection Point.

“Inflection Point Class B Shares” means the Class B ordinary shares, par value $0.0001 per share, of Inflection Point.

“Inflection Point Fund” means Inflection Point Fund I, LP.

“Inflection Point Ordinary Shares” means the Inflection Point Class A Shares and Inflection Point Class B Shares.

“Inflection Point Rights” means the rights to receive one-tenth (1/10) of one Inflection Point Class A Share upon consummation of the Business Combination.

“Inflection Point Unaffiliated Shareholders” means the Inflection Point shareholders other than (a) the Sponsor, (b) Inflection Point Fund, (c) officers, directors or affiliates of Inflection Point, the Sponsor or Inflection Point Fund, and (d) Public Shareholders who elect to redeem their shares prior to or in connection with the Business Combination.

“Inflection Point Units” means a unit of Inflection Point, each consisting of one Inflection Point Class A Share and one Inflection Point Right.

“Initial Closing Series A SPA” means the Securities Purchase Agreement, dated August 13, 2025, by and among Inflection Point, Merlin, and the Closing PIPE Investor.

“IPO” means the initial public offering of Inflection Point.

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“IT Systems” means the hardware, network infrastructure, the internet and Merlin’s information systems (both internal and provided by third parties).

“Letter Agreement” means the Letter Agreement, dated October 31, 2024, by and among Bleichroeder Acquisition Corp. I, the Sponsor, and current and former officers and directors of Inflection Point.

“malware” means computer viruses or malicious code.

“Maximum Redemption Scenario” means the hypothetical scenario in which all 25,000,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $259.7 million out of the Trust Account based on an assumed redemption price of $10.39 per share.

“Merger” means the merger of Merger Sub with and into Merlin, with Merlin surviving the merger as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin OpCo will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Merlin OpCo and its subsidiaries.

“Merger Sub” means IPDX Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Inflection Point.

“Merlin” means Merlin Labs, Inc., a Delaware corporation.

“Merlin Common Stock” means the common stock of Merlin.

“Merlin Equity Holders” means the holders of equity securities of Merlin.

“Merlin Lock-Up Agreement” means the Lock-Up Agreement to be entered into by and among New Merlin and the Lock-Up Holders at the Closing.

“Merlin Option” means an option to purchase equity securities of Merlin, granted pursuant to the 2018 Equity Incentive Plan of Merlin.

“Merlin RSU” means a restricted stock unit in respect of equity securities of Merlin, granted pursuant to the 2018 Equity Incentive Plan of Merlin.

“Merlin Stockholders” means the stockholders of Merlin.

“Nasdaq” means the Nasdaq Stock Market LLC.

“New Merlin” means Inflection Point following the Domestication and the Closing.

“New Merlin Common Stock” means the common stock of New Merlin, par value $0.0001 per share.

“New Merlin Incentive Plan” means the Merlin, Inc. 2026 Incentive Award Plan.

“New Merlin Series A Warrant” means a warrant to purchase a number of shares of New Merlin Common Stock initially issued in exchange for a Pre-Funded Warrant or pursuant to the Initial Series A SPA.

“Newbridge” means Newbridge Securities Corporation.

“No Redemption Scenario” means the hypothetical scenario in which no Public Holders exercise their right to have their Public Shares redeemed for their pro rata share of the Trust Account.

“Note Investors” means the certain accredited investors named in the Pre-Funded PIPE Agreements.

“Latham” means Latham & Watkins LLP, counsel to Merlin.

“Lock-Up Holders” means the certain equity holders of Merlin who will enter into the Merlin Lock-Up Agreement.

“Lock-Up Shares” means the shares of New Merlin Common Stock subject to lock-up pursuant to the Merlin Lock-Up Agreement.

“Organizational Documents Proposal” means the proposal before Inflection Point’s shareholders to adopt the Proposed Organizational Documents.

“Post-Domestication Class A Share” means a share of Class A common stock of Inflection Point, par value $0.001 per share.

“Post-Domestication Inflection Point” means Inflection Point after the Domestication.

“Post-Domestication Right” means a right of Post-Domestication Inflection Point.

“Post-Domestication Unit” means a unit of Post-Domestication Inflection Point, each consisting of Post-Domestication Class A Share and one Post-Domestication Right.

“Pre-Funded Investors” means the certain accredited investors party to the Signing Pre-Funded PIPE Agreements.

“Pre-Funded Note Investment” means the investments contemplated under the Signing Pre-Funded PIPE Agreements and the Post-Signing Pre-Funded PIPE SPA.

“Pre-Funded NPAs” means the Note Purchase Agreement, dated as of July 2, 2025, by and among Merlin and certain of the Pre-Funded Investors.

“Pre-Funded SPAs” means the Signing Pre-Funded SPAs and the Post-Signing Pre-Funded SPA.

“Proposed Bylaws” means the proposed new bylaws of New Merlin pursuant to the DGCL, attached to this proxy statement/prospectus as Annex C.

“Proposed Charter” means the proposed new certificate of incorporation of New Merlin pursuant to the DGCL, attached to this proxy statement/prospectus as Annex B.

“Proposed Organizational Documents” means the Proposed Bylaws and Proposed Charter, together.

“Public Rights” means the Inflection Point Rights sold as part of the Inflection Point Units in Inflection Point’s IPO.

“Public Shareholders” means the holders of Public Shares of Inflection Point.

“Public Shares” means the Inflection Point Class A Shares initially sold in Inflection Point’s initial public offering.

“Purchase Price” means $800,000,000.

“R&D” means research and development.

“Record Date” means February 2, 2026.

“Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into by and among New Merlin, the Sponsor, Merlin Stockholders, Pre-Funded PIPE Investors and the Closing PIPE Investors at the Closing.

“Rule 144” means Rule 144 under the Securities Act.

“Series A Preferred Stock” means the 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of New Merlin.

“Series A SPAs” means collectively, the Initial Series A SPA and the Additional Series A SPAs.

“Initial Closing PIPE Investment” means the purchase of 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant by the Closing PIPE Investor for an aggregate purchase price of $100,000,000 pursuant to the Initial Closing Series A SPA.

“Signing Pre-Funded PIPE Agreements” means the Pre-Funded NPAs and Pre-Funded SPA.

“Signing Pre-Funded SPA” means the securities purchase agreement, dated as of August 13, 2025, by and among Merlin and certain of the PIPE investors.

“Sponsor” means Bleichroeder Sponsor 1 LLC, a Delaware limited liability company.

“Sponsor Lock-Up Agreement” means the Lock-Up Agreement to be entered into by and between the Sponsor and New Merlin at the Closing.

“Sponsor Lock-Up Founder Shares” means the Founder Shares of the Sponsor subject to lock-up pursuant to the Sponsor Lock-Up Agreement.

“Sponsor Lock-Up Shares” means the Sponsor Lock-Up Founder Shares and Sponsor Lock-Up Unit Shares.

“Sponsor Lock-Up Units Shares” means any shares of New Merlin Common Stock to be issued to the Sponsor upon cancellation of the Post-Domestication Units.

“Sponsor Share Conversion” means the conversion of Founder Shares into Inflection Point Class A Shares immediately prior to the Domestication, in accordance with the Sponsor Support Agreement.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of August 13, 2025, by and between Sponsor, Merlin, Inflection Point and the other parties thereto, and attached here to as Annex F.

“Trust Account” means the trust account of Inflection Point that holds the proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Units.

“Upsized New Merlin Series A Warrant” means a warrant to purchase a number of shares of New Merlin Common Stock that is initially issued pursuant to an Additional Series A SPA.

“White & Case” means White & Case LLP, counsel to Inflection Point.

MARKET AND INDUSTRY DATA

Information contained in this proxy statement/prospectus concerning the market and the industry in which Merlin competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by Merlin based on such sources and Merlin’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified this third-party information. The industry in which Merlin operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Inflection Point’s Business” beginning on page 35 of this proxy statement/prospectus and elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for Inflection Point’s, Merlin’s and New Merlin’s respective business, and the timing for and ability of Merlin and Inflection Point to complete the Business Combination. These statements are based on the beliefs and assumptions of the management of Merlin and Inflection Point. Although Merlin and Inflection Point believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Merlin nor Inflection Point can assure you that either will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

WithumSmith+Brown PC, Inflection Point’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about Merlin and Inflection Point prior to the Business Combination and the Company following the Business Combination, including:

•        the ability to satisfy the closing conditions to the Business Combination, including approval by shareholders of Merlin;

•        the ability to realize the benefits expected from the Business Combination;

•        the ability to consummate the Business Combination;

•        the ability to obtain and/or maintain the listing of the New Merlin Common Stock on Nasdaq following the Business Combination;

•        the ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•        the future financial performance of New Merlin and Merlin OpCo following the Business Combination;

•        New Merlin’s and Merlin OpCo’s ability to retain or recruit, or to effect changes required in, their officers, key employees or directors following the Business Combination;

•        New Merlin’s and Merlin OpCo’s ability to comply with laws and regulations applicable to their business; and

•        expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Merlin’s and Inflection Point’s management teams’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Merlin, Inflection Point and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Merlin views as of any subsequent date. Inflection Point and Merlin do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

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You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against Merlin or Inflection Point following announcement of the Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of Merlin’s stockholders or Inflection Point’s shareholders, the inability to complete the Closing PIPE Investments or the failure to meet other conditions to closing in the Business Combination Agreement;

•        the inability to obtain or maintain the listing of the New Merlin Common Stock on Nasdaq following the Business Combination;

•        changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•        changes in applicable laws or regulations;

•        the risk that the Business Combination disrupts current plans and operations;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the Company to grow and manage growth profitably;

•        the financial and business performance of Merlin, including Merlin’s anticipated results from operations in future periods;

•        the amount of redemptions by Public Shareholders being greater than expected, which may reduce the cash in the Trust Account available to New Merlin upon the consummation of the Business Combination;

•        costs related to the Business Combination;

•        the need to obtain and sustain governmental permits and approvals;

•        failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations;

•        possible litigation risks, including permit disputes (including in respect of access and/or validity of tenure), environmental claims, occupational health and safety claims and employee claims;

•        any infringement of the intellectual property rights of third parties;

•        failure to adequately protect intellectual property rights;

•        issue with information technology systems, including cyber threats, disruption, damage and failure;

•        use of resources and management attention related to the requirements of being a public company in the United States; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors” beginning on page 35 of this proxy statement/prospectus.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Inflection Point’s shareholders. Inflection Point urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the extraordinary general meeting, which will be held at 10:00 a.m., Eastern Time, on March 12, 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast. To participate in the extraordinary general meeting online, visit https://www.cstproxy.com/inflectionpointacquisitionIV/2026 and enter the 12 digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.

Q.     Why am I receiving this proxy statement/prospectus?

A.     Inflection Point shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve the Business Combination Agreement and approve the Business Combination. The Business Combination Agreement provides that, among other things, following the Domestication of Inflection Point to Delaware as described below, Merger Sub will merge with and into Merlin, with Merlin surviving as a wholly-owned subsidiary of Inflection Point and substantially all of the assets in the business of the combined company will be held by Merlin OpCo and its subsidiaries, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal” for more detail.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference into this proxy statement/prospectus, and you are encouraged to read it in its entirety.

In connection with the completion of the Business Combination, Inflection Point will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and Inflection Point’s governing documents. Inflection Point will complete the Redemption of properly tendered Public Shares at least one day prior to the Domestication. As a condition to, and at least one day prior to the Closing, Inflection Point will change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands under Section 206 of the Companies Act and domesticating as a corporation under Section 388 of the DGCL, pursuant to which Inflection Point’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Inflection Point Class B Shareholders will elect to convert each Inflection Point Class B Share, on a one-for-one basis, into an Inflection Point Class A Share. Immediately following such conversion, in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of New Merlin Common Stock; (ii) each of the then issued and outstanding Inflection Point Rights will automatically become a Post-Domestication Right; and (iii) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be canceled and each holder will receive one Post-Domestication Unit, consisting of one share of New Merlin Common Stock and one Post-Domestication Right, per Inflection Point Unit held immediately prior to the Domestication. See the section of this proxy statement/prospectus entitled “The Domestication Proposal” for additional information.

THE VOTE OF INFLECTION POINT’S SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF INFLECTION POINT AND MERLIN LABS, CAREFULLY AND IN ITS ENTIRETY.

Q.     What proposals are shareholders of Inflection Point being asked to vote upon?

A.     At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        The Business Combination Proposal;

•        The Domestication Proposal;

•        The Stock Issuance Proposal;

•        The Organizational Documents Proposal;

•        The Advisory Organizational Documents Proposals;

•        The Director Election Proposal;

•        The New Merlin Incentive Plan Proposal;

•        The New Merlin Employee Stock Purchase Plan Proposal; and

•        The Adjournment Proposal, if presented.

If Inflection Point’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See the sections of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal”, “Proposal No. 2 — The Domestication Proposal”, “Proposal No. 3 — The Stock Issuance Proposal”, “Proposal No. 4 — The Organizational Documents Proposal”, “Proposal No. 6 — The Director Election Proposal”, “Proposal No. 7 — The New Merlin Incentive Plan Proposal” and “Proposal No. 8 — The New Merlin Employee Stock Purchase Plan Proposal”.

Inflection Point will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Inflection Point should read it carefully.

After careful consideration, the Inflection Point Board has determined that each of (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Director Election Proposal, (g) the New Merlin Incentive Plan Proposal, (h) the New Merlin Employee Stock Purchase Plan Proposal and (i) the Adjournment Proposal, if presented, are in the best interests of Inflection Point and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

Q.     Are the proposals conditioned on one another?

A.     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

Q.     Why is Inflection Point proposing the Business Combination?

A.     Inflection Point was incorporated to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Merlin Labs, Inc. is a Delaware corporation formed on March 10, 2022. Merlin is a leader in developing aircraft-agnostic autonomy for national security applications, with a dual-track civil certification program that has the company on pace to be the first to certify an AI skill on an aircraft. Based on Inflection Point’s due diligence investigations of Merlin and the industry in which it operates, including the financial and other information provided by Merlin in the course of Inflection Point’s due diligence investigations, the Inflection Point Board believes that the Business Combination with Merlin is in the best interests of Inflection Point and its shareholders. However, there is no assurance of this. See “The Business Combination Proposal — The Special Committee’s and the Inflection Point Board’s Reasons for the Approval of the Business Combination” of this proxy statement/prospectus for additional information.

Although the Inflection Point Board believes that the Business Combination with Merlin presents a unique business combination opportunity and is in the best interests of Inflection Point and its shareholders, the Inflection Point Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — The Special Committee’s and the Inflection Point Board’s Reasons for the Approval of the Business Combination”, of this proxy statement/prospectus as well as in the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to Our Business and Industry”.

Q:     What will happen in the Domestication?

A:     Inflection Point will, subject to obtaining the required shareholder approvals and at least one business day prior to the date of Closing, change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Inflection Point’s shareholders, (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the Inflection Point Class B Shareholders, will elect to convert each Founder Share, on a one-for-one basis, into Inflection Point Class A Share; (b) in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of New Merlin Common Stock; (ii) each of the then issued and outstanding Inflection Point Rights will convert automatically into a Post-Domestication Right; and (iii) each of the then issued and outstanding Inflection Point Units will convert automatically into a unit of Post-Domestication Inflection Point, consisting of one share of New Merlin Common Stock and one Post-Domestication Right. See the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal”.

Q:     What will securityholders of Merlin receive in connection with the Business Combination?

A:     Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the Effective Time:

(1)    each convertible security of Merlin (other than the Pre-Funded Convertible Notes) that is outstanding immediately prior to the Effective Time, to the extent applicable, will automatically convert in full into shares of preferred stock or common stock of Merlin, in accordance with the terms thereof;

(2)    each warrant of Merlin exercisable for the preferred stock of Merlin that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full;

(3)    immediately after giving effect to the conversions and exercises set forth in clauses (1) and (2) above, each issued and outstanding share of preferred stock of Merlin (including each share of preferred stock issued upon the conversions and exercises described in clauses (1) and (2) above) will automatically convert into such number of shares of Merlin Common Stock into which such shares of preferred stock of Merlin, as applicable, are convertible in connection with the Merger pursuant to the organizational documents of Merlin; and

(4)    each warrant of Merlin (other than the Pre-Funded Warrants) exercisable for Merlin Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

Pursuant to the Business Combination Agreement, the Aggregate Consideration to be paid to the Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) in, or in connection with, the Merger shall be the number of shares of New Merlin Common Stock equal to the quotient of: (a) $800,000,000, divided by (b) the Redemption Price. The Convertible Note Consideration shall be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPAs), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPAs). The Pre-Funded Warrant Consideration shall be one or more New Merlin Series A Warrants equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00. The Exchange Ratio will be equal to Aggregate Consideration divided by the fully diluted capital of Merlin, which is the sum (without duplication) of the aggregate number of shares of Merlin Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued upon conversion of all issued and outstanding preferred stock of Merlin, as applicable, and excluding securities underlying the Pre-Funded Convertible Notes or Pre-Funded Warrant), (ii) issuable upon full exercise of all issued and outstanding Merlin Options, and (iii) issuable upon full settlement of all issued and outstanding Merlin RSUs.

In particular, at the Effective Time:

(1)    the Excluded Shares will be canceled and shall cease to exist and no consideration will be delivered in exchange therefor;

(2)    each share of Merlin Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be canceled and converted into the right to receive a number of New Merlin Common Stock equal to the Exchange Ratio;

(3)    each Merlin Option will automatically cease to represent an option to purchase Merlin Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option to acquire that number of New Merlin Common Stock equal to the product of (A) the number of shares of Merlin Common Stock subject to such Merlin Option and (B) the Exchange Ratio, at an exercise price per share of Merlin Common Stock equal to the quotient obtained by dividing (x) the exercise price per share of Merlin Common Stock of such Merlin Option by (y) the Exchange Ratio;

(4)    each Merlin RSU will cease to represent a right to acquire shares of Merlin Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into a restricted stock unit representing the right to acquire that number of New Merlin Common Stock equal to the product of (A) the number of shares of Merlin Common Stock subject to such Merlin RSU and (B) the Exchange Ratio;

(5)    each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Convertible Note Consideration (as defined in the Business Combination Agreement);

(6)    each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Warrant Consideration (as defined in the Business Combination Agreement); and

(7)    (x) each then issued and outstanding Post-Domestication Right shall convert automatically into one-tenth of one share of New Merlin Common Stock, pursuant to that certain Rights Agreement, dated as of October 31, 2024, by and between Inflection Point and the right agent; and (y) each then issued and outstanding Post-Domestication Unit shall be canceled and will thereafter entitle the holder thereof to one and one-tenth (1.1) shares of New Merlin Common Stock, with any fractional shares of New Merlin Common Stock to be issued in connection with such separation rounded down to the nearest whole share.

Q:     What are the reasons for the structure and timing of the Business Combination?

A:     Inflection Point was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. Following the combination of Inflection Point’s IPO, the Sponsor and management team consisting of Andrew Gundlach and Michel Combes evaluated numerous opportunities across industries and verticals, predominately focused on businesses in the technology, media and telecommunications (“TMT”) sector, as well as sectors that are being transformed via technology adoption, and entered into confidentiality agreements with multiple targets to facilitate due diligence. Following the transition of leadership to Inflection Point’s Mr. Blitzer and Mr. Shannon, the team conducted an expansive search process informed by the investing, operating, and transaction experience of the Inflection Point platform. From the time of Inflection Point’s IPO, through June 10, 2025, when Inflection Point entered into a letter of intent with Merlin, the team reviewed more than 70 acquisition opportunities, executed approximately 30 non-disclosure agreements, and delivered seven initial draft letters of intent, including the proposal to Merlin. Inflection Point ultimately determined not to proceed with the other potential acquisition opportunities based on, among other factors, the fact that Inflection Point could not come to an agreement with the other counterparties on the economic terms for a potential transaction. Following extensive due diligence conducted by Inflection Point’s management and its advisors, and following detailed discussions with Merlin, Inflection point concluded that Merlin represented a uniquely compelling opportunity for Inflection Point and its shareholders.

Inflection Point and Merlin pursued the Pre-Funded PIPE Investment, Signing PIPE Investment and the Additional Closing PIPE Investments in order to provide additional capital to fund Merlin’s operations, research and development, and administration before and after the Business Combination.

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into the Signing Pre-Funded PIPE Agreements with Pre-Funded Investors. Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement. On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into a Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA.

Also on August 13, 2025, Inflection Point, Merlin and the Closing PIPE Investor entered into the Initial Series A SPA. Pursuant to the Initial Series A SPA, the Closing PIPE Investor has agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock and a New Merlin Series A Warrant, for an aggregate purchase price of $50,000,000. On November 17, 2025, Inflection Point, Merlin, and the Closing PIPE Investor entered into Amendment No. 1 to the Initial Series A SPA, pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible.

Also on November 17, 2025, Inflection Point and Merlin also entered into Additional Series A SPAs with the Additional Closing PIPE Investors, pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock and Upsized New Merlin Series A Warrants to purchase a number of shares of New Merlin Common Stock equal to 75% of the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible for $20 million.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, Pre-Funded Note Investment and Series A Preferred Stock Investment are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, Pre-Funded Convertible Note Purchase Agreement and Series A SPA, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”.

Q.     What equity stake will current Inflection Point securityholders and Merlin Equity Holders hold in New Merlin immediately after the consummation of the Business Combination?

The following summarizes the pro forma shares outstanding of New Merlin Common Stock and Series A Preferred Stock (on an as-converted to common stock basis as of the Closing Date) under the three redemption scenarios, on an as-converted basis, excluding the potential dilutive effect of warrants to purchase shares of New Merlin Common Stock and the New Merlin Options:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,000,000	19.3%	12,500,000	10.7%	0	0.0%
Public Rightsholders*	2,499,999	1.9%	2,499,999	2.1%	2,499,999	2.4%
Sponsor(4)	8,800,833	6.8%	8,800,833	7.5%	8,800,833	8.4%
Series A Holders(5)	21,710,055	16.8%	21,710,055	18.6%	21,710,055	20.8%
Merlin Stockholders(6)	71,390,719	55.2%	71,390,719	61.1%	71,390,719	68.4%
Total	129,401,606	100.0%	116,901,606	100.0%	104,401,606	100.0%
Potential sources of dilution
New Merlin Series A Warrants(7)	21,157,300	16.4%	21,157,300	18.1%	21,157,300	20.3%
New Merlin Options(8)	8,117,868	6.3%	8,117,868	6.9%	8,117,868	7.8%

____________

*        Rounded to account for units held in multiples of less than ten.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $129.9 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $259.7 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      Consists of (i) 8,333,333 shares of New Merlin Common Stock issued upon conversion of Founder Shares, (ii) 425,000 shares of New Merlin Common Stock issued upon conversion of Inflection Class A Shares not subject to redemption, and (iii) 42,500 shares of New Merlin Common Stock, in exchange for 425,000 Private Placement Units.

(5)      Consists of shares of New Merlin Common Stock issuable upon conversion on the assumed Closing Date of March 13, 2026 of (i) 9,199,027 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment, (ii) 1,040,438 shares of Series A Preferred Stock to be issued upon conversion of securities issued to WTI FUND X, LLC in exchange for the 2024 LSA Warrants and the 2024 LSA Amendment Warrants, and (iii) 11,470,590 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

(6)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.39 per share from the Trust Account based on funds in the Trust Account as of September 30, 2025. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Merlin Common Stock. Excludes shares of New Merlin Common Stock that would be issuable upon exercise of the New Merlin Options that will be outstanding as a result of New Merlin’s assumption of the outstanding Merlin Options.

(7)      Consists of (i) New Merlin Series A Warrants exercisable for an aggregate of 10,103,376 shares of New Merlin Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 10,103,376 shares of Merlin Common Stock, (ii) New Merlin Series A Warrants exercisable for 11,053,924 shares of New Merlin Common Stock to be issued pursuant to the Series A SPA.

(8)      Consists of options to purchase 8,117,868 shares of New Merlin Common Stock to be issued in exchange for 2,584,923 options to purchase Merlin Common Stock (“Merlin Options”), based on an expected Exchange Ratio of 3.1405. The New Merlin Options have a weighted-average exercise price of $3.22, based on the weighted-average exercise price of Merlin Options divided by an expected Exchange Ratio of 3.1405. The vesting requirements of the New Merlin Options are identical to those of the exchanged Merlin Options (i.e., generally vest over a four year period and expire not more than 10 years from grant). Includes 5,932,792 New Merlin Options exercisable as of September 30, 2025, with a weighted-average exercise price of $1.51, based on the weighted-average exercise price of Merlin Options divided by an expected Exchange Ratio of 3.1405.

The following summarizes the pro forma shares outstanding of Merlin Common Stock on a fully diluted basis, assuming the exercise of all New Merlin Series A Warrants to purchase shares of New Merlin Common Stock and the vesting and exercise of all New Merlin Options:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,000,000	15.8%	12,500,000	8.6%	—	0.0%
Public Rightsholders*	2,499,999	1.6%	2,499,999	1.7%	2,499,999	1.9%
Sponsor(4)	8,800,833	5.5%	8,800,833	6.0%	8,800,833	6.6%
Series A Holders(5)	42,867,355	27.0%	42,867,355	29.3%	42,867,355	32.1%
Merlin Equityholders(6)	71,390,719	45.0%	71,390,719	48.8%	71,390,719	53.3%
Merlin Optionholders(7)	8,117,868	5.1%	8,117,868	5.6%	8,117,868	6.1%
Total	158,676,774	100.0%	146,176,774	100.0%	133,676,774	100.0%

____________

*        Rounded to account for units held in multiples of less than ten.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $129.9 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $259.7 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      Consists of (i) 8,333,333 shares of New Merlin Common Stock issued upon conversion of Founder Shares, (ii) 425,000 shares of New Merlin Common Stock issued upon conversion of Inflection Class A Shares not subject to redemption, and (iii) 42,500 shares of New Merlin Common Stock, in exchange for 425,000 Private Placement Units.

(5)      Consists of shares of New Merlin Common Stock issuable upon conversion on the assumed Closing Date of March 13, 2026 of (A) (i) 9,199,027 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment (ii) 1,040,438 shares of Series A Preferred Stock to be issued upon conversion of securities issued to WTI FUND X, LLC in exchange for the 2024 LSA Warrants and 2024 LSA Amendment Warrants, and (iii) 11,470,590 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs, plus (B) (i) New Merlin Series A Warrants exercisable for an aggregate of 10,103,376 shares of New Merlin Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 10,103,376 shares of Merlin Common Stock, and (ii) New Merlin Series A Warrants exercisable for 11,053,924 shares of New Merlin Common Stock to be issued pursuant to the Series A SPAs.

(6)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.39 per share from the Trust Account based on funds in the Trust Account as of December 31, 2024. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Merlin Common Stock. Excludes shares of New Merlin Common Stock that would be issuable upon exercise of the New Merlin Options that will be outstanding as a result of New Merlin’s assumption of the outstanding Merlin Options.

(7)      Consists of options to purchase 8,117,868 shares of New Merlin Common Stock to be issued in exchange for 2,584,923 Merlin Options, based on an expected Exchange Ratio of 3.1405.

Q:     What is the effective purchase price attributed to the New Merlin Common Stock to be received by the Public Shareholders, the Sponsor, and the Merlin stockholders at Closing?

A.     Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of New Merlin Common Stock for each Public Share held by them immediately prior to the Domestication. While Inflection Point cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the Inflection Point Units sold in Inflection Point’s IPO, the effective purchase price paid per share of New Merlin Common Stock issued to each Public Shareholder at Closing would be $10.00. In connection with Inflection Point’s IPO, the Sponsor paid an aggregate of $25,000 for the Founder Shares, or approximately $0.004 per share. In connection with the Business Combination, an aggregate of 8,333,333 Founder Shares held by the Sponsor will be voluntarily converted on a one-for-one basis into Inflection Point Class A Shares immediately prior to the Domestication, which will then automatically convert at the effective time of the Domestication into an equal number of shares of New Merlin Common Stock, valued at approximately $10.52 per share based on the closing price per Inflection Point Class A Share on February 10, 2026. The Sponsor also purchased 425,000 Private Placement Units at a price of $10.00 per unit in a private placement that occurred simultaneously with the closing of the Inflection Point IPO; such underlying Inflection Point Class A Shares will automatically convert at the effective time of the Domestication into an equal number of shares of New Merlin Common Stock, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment in the Founder Shares even if the market price per share of New Merlin Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. Based on the closing price of $10.52 per Inflection Point Class A Share on February 10, 2026, the Sponsor may receive potential profits of approximately $10.52 per Founder Share, and accordingly may make a substantial profit on its investment in the Founder Shares at a time when shares of New Merlin Common Stock may have lost significant value. On the other hand, if Inflection Point liquidates without completing a business combination during the completion window, the Sponsor will lose its investment in Inflection Point.

For information about conflicts of interest with respect to the Sponsor, see “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About Inflection Point — Executive and Director Compensation”. For information about the securities owned by the Sponsor, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions”.

Q.     Who is the Sponsor?

A.     Bleichroeder Sponsor 1 LLC, a Delaware limited liability company, which we refer to in this proxy statement/prospectus as the “Sponsor”, was formed prior to the IPO for the purpose of acting as the sponsor of Inflection Point. Other than its investment in Inflection Point and its work on behalf of Inflection Point, the Sponsor is not engaged in any business. The Sponsor made an initial investment of $25,000 on June 25, 2024, to cover certain pre-IPO expenses, in exchange for the issuance of 7,187,500 Founder Shares, or approximately $0.004 per share. On October 2, 2024, Inflection Point capitalized $239.58 standing to the credit of Inflection Point’s share premium account and issued an additional 2,395,833 Founder Shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. As a result of the underwriters’ election not to exercise their over-allotment option, 1,250,000 Founder Shares were forfeited, resulting in the Sponsor holding 8,333,333 Founder Shares. The Sponsor also holds 425,000 Private Placement Units. The Sponsor is controlled by Andrew Gundlach, Inflection Point’s Chairman, and Michel Combes. Inflection Point Fund has an economic interest in (i) 5,266,667, or approximately 60.1%, of the Founder Shares held by the Sponsor and (ii) 425,000, or 100%, of the Private Placement Units held by the Sponsor. In July 2025, Michael Blitzer, Robert Folio and Kevin Shannon were appointed as President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, of Inflection Point. Mr. Blitzer was also appointed to the Board. Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Fund, a member of the Sponsor. Each other director and officer of Inflection Point have economic interests in the Founder Shares and/or Private Placement Units held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor.

Mr. Combes acted as a Sponsor Principal and Mr. Gundlach acted as an Independent Non-Executive Director for Odyssey Acquisition S.A. (“Odyssey”), which raised €300 million on the Euronext Amsterdam N.V. market in July 2021. In April 2022, Odyssey completed its business combination with BenevolentAI including €136 million of PIPE financing and €40 million of backstop financing. Founded in 2013, BenevolentAI is a UK-headquartered company focused on the development and application of artificial intelligence (AI) for scientific innovation in drug discovery. Mr. Combes also served as the President of LDH Growth Corp I (“LDH Growth”), which was a SoftBank-sponsored SPAC focused on Latin America that raised $230 million in March 2021. Mr. Combes resigned from the Board in May 2022 and as President in October 2022 alongside his departure from SoftBank Group International. LDH Growth ultimately redeemed its shares in March 2023.

In January 2021, members of Inflection Point’s management team founded Inflection Point Acquisition Corp. (“IPAX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPAX completed its initial public offering in September 2021, in which it sold 32,975,000 units, each consisting of one share of IPAX common stock and one-half of one warrant to purchase one share of IPAX common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $329,750,000. On September 16, 2022, IPAX announced its business combination with Intuitive Machines (“LUNR”), a diversified space exploration, infrastructure, and services company with marquee contracts supporting NASA’s $93 billion Artemis program. Prior to the extraordinary general meeting of IPAX shareholders to approve the business combination with LUNR, holders of 27,481,818 of IPAX Class A ordinary shares, or 83.34% of the outstanding IPAX Class A ordinary shares and 89.37% of the outstanding IPAX Class A ordinary shares not held by affiliates of IPAX, exercised their right to redeem those shares for cash at a price of approximately $10.1843 per share, for an aggregate of $279,884,313.81. The transaction with LUNR closed on February 13, 2023, and began trading on Nasdaq on February 14, 2023 under the ticker “LUNR”. Mr. Blitzer and Mr. Shannon believe LUNR represented a high-quality, public-ready company with a history of significant revenue growth and believes the deal’s valuation was attractive and the significant $50 million capital commitment from the sponsor supporting the transaction was a main differentiator. IPAX supported the transaction with extensive due diligence, significant investor outreach, and comprehensive planning, including a detailed media plan and retaining due diligence and capital markets advisors.

LUNR’s shares of Class A common stock and its warrants are listed on Nasdaq under the symbols “LUNR” and “LUNRW”, respectively. On February 10, 2026, the closing sale price of shares of the Class A common stock of LUNR was $18.62. Under the terms of the warrant agreement governing LUNR’s warrants, LUNR had the right to redeem all outstanding warrants if the last sales price of the Class A common stock was at least $18.00 per share for any 20 trading days within any 30-day trading period ending on the third business day prior to the date on which a notice of redemption is given. The last sales price of the Class A common stock was at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on January 30, 2025. Accordingly, LUNR redeemed the warrants effective as of March 6, 2025.

In March 2023, Mr. Blitzer and Mr. Shannon founded Inflection Point Acquisition Corp. II (“IPXX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPXX completed its initial public offering in May 2023, in which it sold 25,000,000 units, each consisting of one Class A ordinary share of IPXX and one-half of one warrant to purchase one share of IPXX common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $250,000,000. On August 21, 2024, IPXX entered into a business combination with USA Rare Earth, LLC (“USARE”), a company whose mission is to establish a vertically integrated, domestic rare earth magnet supply chain that supports the future state of energy, mobility, and national security in the United States. USARE is developing a NdFeB magnet manufacturing plant in the United States, and establishing domestic rare earth and critical minerals supply, extraction, and processing capabilities to supply its magnet manufacturing plant and market surplus materials to third-parties. IPXX held a vote on November 18, 2024 to extend the date by which IPXX must complete an initial business combination from November 30, 2024 to August 21, 2025. In connection with such extension, holders of 22,794,651 Class A ordinary shares of IPXX, or 91.18% of the outstanding IPXX public shares, exercised their right to redeem those shares for cash at a price of approximately $10.83 per share, for an aggregate of $246.9 million. Prior to the extraordinary general meeting of IPXX shareholders to approve the business combination with USARE, holders of 128,140 IPXX Class A ordinary shares, or 5.8% of the outstanding IPAX Class A ordinary shares, exercised their right to redeem those shares for cash at a price of approximately $11.00 per share, for an aggregate of $1,409,139.27. The transaction with USARE closed on March 13, 2025 and began trading on March 14, 2025 under the ticker “USAR.” Mr. Blitzer and Mr. Shannon believe USARE represented a promising opportunity in an industry with significant tailwinds and believed the deal’s valuation was attractive and the significant $31.7 million capital commitment from affiliates of the sponsor and their network of investors supporting the transaction was a main differentiator.

USARE’s common stock is listed on Nasdaq under the symbol “USAR”. On February 10, 2026, the closing sale price of shares of the common stock of USARE was $21.88.

In January 2024, Mr. Blitzer and Mr. Shannon founded Inflection Point Acquisition Corp. III (“IPCX”), a blank check company formed for substantially similar purposes as our company. IPCX completed its initial public offering in April 2025, in which it sold 25,300,000 units, each consisting of one Class A ordinary share of IPCX and one right to receive one-tenth of one Class A ordinary share, for an offering price of $10.00 per unit, generating aggregate proceeds of $253,000,000. On August 25, 2025, IPCX announced its business combination with A1R WATER, a global leader in atmospheric water generation. The transaction is expected to close in the first quarter of 2026.

IPCX’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbols “IPCXU”, “IPCX” and “IPCXR”, respectively. On February 10, 2026, the closing sale list prices of its units, Class A ordinary shares and rights were $10.70, $10.17 and $0.36, respectively.

In May 2024, a separate management team formed a special purpose acquisition company, Maywood Acquisition Corp. (“IPEX”) for substantially similar purposes as our company. IPEX completed its initial public offering in February 2025, in which it sold 8,625,000 units, each consisting of one IPEX Class A ordinary share and one right to receive one-fifth of one IPEX Class A ordinary share upon consummation of IPEX’s initial business combination, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $250,000,000. In September 2025, IPF acquired control of IPEX, as well as approximately 33% of the founder shares of IPEX. In connection with such acquisition, Messrs. Blitzer and Shannon were appointed as Chairman and Chief Executive Officer, and Chief Operating Officer, respectively, of IPEX. Mr. Blitzer was also appointed to the board of directors. On October 14, 2025, IPEX announced a business combination agreement with GOWell Technology Limited, a leading global innovator in well logging technologies. The transaction is expected to close in the first half of 2026.

IPEX’s units, Class A ordinary shares and rights are listed on Nasdaq under the symbols “IPEXU”, “IPEX” and “IPEXR”, respectively. On February 10, 2026, the closing prices of its units, Class A ordinary shares and rights were $11.20, $10.34 and $0.5001, respectively.

Past performance by our management team, including with respect to Odyssey, IPAX, IPXX, IPCX and IPEX is not a guarantee of success with respect to the Business Combination with Merlin. You should not rely on the historical record of the performance of our management team or businesses associated with them, including Odyssey, IPAX, IPXX, IPCX and IPEX as indicative of our future performance of an investment in Inflection Point or New Merlin or the returns we will, or are likely to, generate going forward.

For information about conflicts of interest with respect to the Sponsor, see “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About Inflection Point — Executive and Director Compensation”. For information about the securities owned by the Sponsor, including transfer restrictions and required forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Person Transactions”.

Q:     Why was the Special Committee formed?

A:     Effective July 2025, Michael Blitzer, Robert Folio and Kevin Shannon were appointed as President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, of Inflection Point, and a new management team with members who are affiliated with Inflection Point Asset Management LLC, Inflection Point Fund and Inflection Point GP I LLC (collectively, “IPAM”) was appointed. To provide independent oversight in connection with the transition of leadership to individuals affiliated with IPAM and pursuit of the Business Combination, the special committee of the Inflection Point Board (the “Special Committee”) was formed. The Special Committee was empowered to, among other things, act as a disinterested body of the Inflection Point Board as appropriate for the purpose of exploring and evaluating the Business Combination; to engage and oversee one or more financial advisors, investment banking firms and accounting firms in connection with the Business Combination as the Special Committee deemed necessary or advisable in connection with fulfilling its responsibilities and to perform such other services and deliver such opinions as the Special Committee in its discretion requests, including providing an opinion, all at the expense of Inflection Point; consult with, advise, and oversee management, on behalf of the Inflection Point Board, in connection with due diligence activities relating to Merlin, the evaluation of the Business Combination, and discussions and/or negotiations concerning potential terms and conditions of the Business Combination; engage and oversee separate legal counsel if the Special Committee determined it was necessary or advisable to do so; and review the Business Combination and, if the Special Committee determined it is advisable and in the interests of Inflection Point and its Public Shareholders, recommend to the Inflection Point Board that the Inflection Point Board approve the Business Combination. The Special Committee engaged Newbridge Securities Corporation (“Newbridge”) to provide an opinion to the Special Committee as to (i) the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement, and (ii) whether the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement, a copy of which is attached hereto as Annex F.

Q:     Did the Inflection Point Board or Special Committee obtain a third-party opinion in determining whether or not to proceed with the Business Combination?

A:     Yes. On August 8, 2025, the Special Committee received an opinion from Newbridge as to (i) the fairness, as of such date, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement, and (ii) whether the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by Newbridge, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Opinion of Newbridge Securities Corporation”. A copy of Newbridge’s opinion is attached hereto as Annex F.

Q.     How has the announcement of the Business Combination affected the trading price of the Inflection Point Class A Shares?

A.     On August 12, 2025, the last trading date prior to the public announcement of the Business Combination, Inflection Point Units, Inflection Point Class A Shares and Inflection Point Rights closed at $10.59, $10.30 and $0.31, respectively. As of February 10, 2026, the last practicable trading day immediately prior to the filing date of this proxy statement/prospectus, the closing price for each Inflection Point Unit, Inflection Point Class A Shares and Inflection Point Rights was $11.69, $10.52 and $0.7601 respectively.

Q:     Are there material differences between my rights as an Inflection Point shareholder and my rights as a New Merlin stockholder?

A:     Yes, there are certain material differences between your rights as an Inflection Point shareholder and your rights as a New Merlin stockholder. Please read the sections entitled “Description of New Merlin Securities” and “Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Q.     Will Inflection Point obtain new financing in connection with the Business Combination?

A.     Yes. The Closing PIPE Investor agreed to purchase (i) 4,901,961 shares of Series A Preferred Stock and (ii) the New Merlin Series A Warrants for an aggregate purchase price of $50.0 million, pursuant to the Series A SPA. On November 17, 2025, Inflection Point, Merlin, and the Closing PIPE Investor entered into Amendment No. 1 to the Initial Series A SPA, pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible.

The Additional Closing PIPE Investors agreed to purchase (i) 1,666,668 shares of Series A Preferred Stock and Upsized New Merlin Series A Warrants to purchase a number of shares of New Merlin Common Stock equal to 75% of the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible for an aggregate purchase price of $20 million, pursuant to the Additional Series A SPAs.

See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Related Agreements — Signing Pre-Funded PIPE Agreements and Series A SPA”.

Q.     Will Merlin obtain new financing in connection with the Business Combination?

A.     Yes. The Note Investors purchased the Pre-Funded Convertible Notes for an aggregate purchase price of approximately $88.2 million, pursuant to the Signing Pre-Funded PIPE Agreements.

See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Related Agreements — Pre-Funded PIPE Agreements and Series A SPA”.

Q.     Why is Inflection Point proposing the Domestication?

A.     The Inflection Point Board believes that there are significant advantages to New Merlin that will arise as a result of a change of Inflection Point’s domicile to the State of Delaware, including (a) the prominence, predictability and flexibility of the DGCL, (b) Delaware’s well-established principles of corporate governance and (c) the increased ability for Delaware corporations to attract and retain qualified directors. Further, the Inflection Point Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Each of the foregoing are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal — Reasons for the Domestication”.

To effect the Domestication, Inflection Point will (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act and in accordance therewith, and (b) file the Proposed Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Inflection Point will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Q.     What amendments will be made to the Cayman Constitutional Documents?

A.     The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Inflection Point’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace the Cayman Constitutional Documents, in each case, under the Companies Act, with the Proposed Charter and the Proposed Bylaws, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents. These differences are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal”, “The Organizational Documents Proposal” and “The Advisory Organizational Documents Proposals”.

Q.     How will the Domestication affect my Inflection Point Class A Shares, Inflection Point Rights and Inflection Point Units?

A.     Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Inflection Point Class B Shareholders will elect to convert each Inflection Point Class B Share issued and outstanding into one Inflection Point Class A Share. Immediately following such conversion, in connection with the Domestication, (a) each Inflection Point Class A Share issued and outstanding immediately prior to the Domestication will automatically convert into one share of New Merlin Common Stock, (b) each Inflection Point Right will be automatically converted into a Post-Domestication Right on substantially the same terms as the Inflection Point Rights, (c) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will automatically be converted into one Post-Domestication Unit. At Closing, (a) each Post-Domestication Right will be converted into one-tenth of a share of New Merlin Common Stock, with any fractional shares of New Merlin Common Stock to be issued in connection with such separation rounded down to the nearest whole share and (b) each Post-Domestication Unit will be canceled and will thereafter entitle the holder thereof to one and one-tenth (1.1) shares of New Merlin Common Stock, with any fractional shares of New Merlin Common Stock to be issued in connection with such separation rounded down to the nearest whole share.

Q.     What are the material U.S. federal income tax considerations of the Domestication?

A.     As discussed more fully under “U.S. Federal Income Tax Considerations” of this proxy statement/prospectus, whether the Domestication will qualify as an F Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to an entity that holds only investment-type assets. Inflection Point will receive an opinion of counsel, to be filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part, that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). Assuming that the Domestication so qualifies, and subject to the “passive foreign investment company” (“PFIC”) rules discussed below and under “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 4. PFIC Considerations”, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — II. U.S. Holders”) of Inflection Point Class A Shares will be subject to Section 367(b) of the Code in connection with the Domestication and, as a result:

•        a U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Inflection Point shares entitled to vote or 10% or more of the total value of all classes of Inflection Point shares (a “10% U.S. Shareholder”) on the date of the Domestication generally will be required to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Inflection Point Class A Shares held directly by such U.S. Holder;

•        a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Shares have a fair market value of $50,000 or more on the date of the Domestication generally will recognize gain (but not loss) with respect to its Inflection Point Class A Shares as if such U.S. Holder exchanged its Inflection Point Class A Shares for New Merlin Common Stock in a taxable transaction unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits” amount attributable to such U.S. Holder’s Inflection Point Class A Shares; and

•        a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication.

Inflection Point does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

The application of the rules under Section 367 of the Code to the Inflection Point Rights is uncertain and all U.S. Holders are urged to consult their tax advisors with respect to the particular tax consequences applicable to them of the attribution rules and application of the rules to the Inflection Point Rights.

As discussed more fully under “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 4. PFIC Considerations”, Inflection Point believes that it is likely classified as a PFIC for U.S. federal income tax purposes. If Inflection Point were classified as a PFIC for U.S. federal income tax purposes, then notwithstanding the U.S. federal income tax consequences of the Domestication discussed in the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates), if finalized in their current form, generally would require a U.S. Holder to recognize gain (but not loss) on the exchange of Inflection Point Class A Shares or Inflection Point Rights for New Merlin Common Stock or rights to receive one-tenth of one share of New Merlin Common Stock (“Post-Domestication Rights”) pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code and such other PFIC rules may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 4. PFIC Considerations — d. QEF Election and Mark-to-Market Election” with respect to their Inflection Point Class A Shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Under current law, no such elections may be made with respect to an option (and the Inflection Point Rights may be considered an option for such purposes). For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — II. U.S. Holders”.

Each U.S. Holder is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of Inflection Point Class A Shares and Inflection Point Rights for New Merlin Common Stock and Post-Domestication Rights pursuant to the Domestication.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — III. Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such Non-U.S. Holder’s New Merlin Common Stock after the Domestication.

Although the redemptions of holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, holders exercising redemption rights would still be subject to the potential tax consequences of the Domestication, and for U.S. Holders, the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities”.

Q.     What are the material U.S. federal income tax considerations of the Merger?

A.     Inflection Point, holders of Inflection Point Class A Shares and Inflection Point Rights will not be subject to any material U.S. federal income tax consequences solely as a result of the Merger. Inflection Point and Merlin intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Latham & Watkins LLP intends to deliver an opinion, on the basis of facts, representations and assumptions and subject to the limitations and qualifications set forth or referred to in such opinion regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of each of Inflection Point and Merlin to complete the Merger, however, are not conditioned on the receipt of any such opinion. If the Merger qualifies as a reorganization, then Merlin stockholders generally are not expected to recognize taxable gain or loss as a result of the receipt of New Merlin securities in exchange for Merlin securities pursuant to the Merger. For a more complete discussion of the U.S. federal income tax considerations of the Merger, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities”.

Q.     Do I have redemption rights?

A.     If you are a Public Shareholder, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to all of the Founder Shares in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the Redemption Price.

Q.     How do I exercise my redemption rights?

A.     If you are a Public Shareholder and wish to exercise your right to redeem the Public Shares, you must:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Rights prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on March 10, 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

The address of Continental is listed under the question “Who can help answer my questions?” of this proxy statement/prospectus.

Public Shareholders will be entitled to request that their Public Shares be redeemed for the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.52 per issued and outstanding Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Inflection Point’s consent, until the Redemption, which will take effect at least one business day prior to the Domestication. Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Inflection Point permit the withdrawal of the request for redemption and instruct Continental, to return the share certificates (physically or electronically). The holder can make such request by contacting Continental, at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by Continental at least two business days prior to the initial scheduled date of the extraordinary general meeting. No request for redemption will be honored unless the holder’s certificates for Public Shares (if any) along with the redemption forms have been delivered (either physically or electronically) to Continental, at least two business days prior to the initial scheduled date of the extraordinary general meeting.

If a Public Shareholder properly makes a request for redemption and the certificates for Public Shares (if any) along with the redemption forms are delivered as described above, then, if the Business Combination is consummated, Inflection Point will redeem the Public Shares for a per-share redemption price, payable in cash, equal to the aggregate amount then deposited in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank.

If you are a Public Shareholder and you exercise your redemption rights, such exercise will not result in the loss of any Public Rights that you may hold.

Q.     If I am a Public Rights Holder, can I exercise redemption rights with respect to my Public Rights?

A.     No. The Public Rights holders have no redemption rights with respect to such securities.

Assuming that no more than 12,500,000 Public Shares, representing 50% of the outstanding Public Shares issued in connection with the IPO, are redeemed for an aggregate payment of approximately $131.5 million from the Trust Account (based on the approximate balance of the Trust Account as of the Record Date) in connection with the Business Combination, which is a potential amount of redemptions, and assuming that each redeeming Public Shareholder holds one Right for one tenth of each Public Share being redeemed and using the closing right price on Nasdaq of $0.31 as of August 12, 2025 (the last trading day before the announcement of the Business Combination Agreement), the aggregate fair value of Public Rights that can be retained by redeeming Public Shareholders is approximately $387,500. Assuming the Maximum Redemption Scenario, resulting in 25,000,000 Public Shares redeemed for an aggregate payment of approximately $263.1 million from the Trust Account in connection with the Business Combination, and assuming that each redeeming Public Shareholder holds one Right for one-tenth of each Public Share being redeemed and using the closing Right price on Nasdaq of $0.31 as of August 12, 2025 (the last trading day before the announcement of the Business Combination Agreement), the aggregate fair value of Public Rights that can be retained by redeeming Public Rights holders is approximately $775,000. The actual market price of the Public Rights may be higher or lower on the date that Public Rights holders seek to sell such Public Rights. Additionally, Inflection Point cannot assure the Public Rights holders that they will be able to sell their Public Rights in the open market as there may not be sufficient liquidity in such securities when Public Rights holders wish to sell their Public Rights.

Q.     How do the Inflection Point Units offered in Inflection Point’s IPO differ from the Private Placement Units, and what are the related risks for any holders of Inflection Point Units after the Business Combination?

A.     The Private Placement Units are identical to the units sold in Inflection Point’s IPO in material terms and provisions, except that so long as they are held by the Sponsor or its permitted transferees, the Private Placement Units (including their component securities) (i) may not (including the Inflection Point Class A Shares issuable upon conversion of the underlying Inflection Point Rights): may not be transferred, assigned or sold by the holders until 30 days after the Closing and (ii) are entitled to registration rights.

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     The U.S. federal income tax consequences of exercising your redemption rights with respect to your Public Shares depend on your particular facts and circumstances. It is possible that you may be treated as selling your Public Shares and, as a result, recognize capital gain or capital loss. It is also possible that the Redemption may be treated as a distribution for U.S. federal income tax purposes. Whether a redemption of your Public Shares qualifies for sale treatment will depend largely on the total number of shares of Inflection Point stock you are treated as owning before and after the redemption (including any shares that you constructively own as a result of owning Public Rights and any shares that you directly or indirectly acquire pursuant to the Business Combination) relative to all of the shares of Inflection Point stock outstanding both before and after the redemption. Redeeming U.S. Holders generally will be subject to the PFIC rules with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its Inflection Point Class A Shares (if the redemption were treated as a corporate distribution). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities”.

All Public Shareholders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

Q.     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.     Following the closing of the IPO, an amount equal to $250,000,000 ($10.00 per Inflection Point Unit) of the net proceeds from the IPO and the sale of the Private Placement Units was placed in the Trust Account. As of the Record Date, funds in the Trust Account totaled $263,081,217 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (a) the completion of a business combination (including the Closing), (b) the redemption of all of the Public Shares if Inflection Point is unable to complete a business combination by November 4, 2026 (or such later date as Inflection Point’s shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) and (c) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of Inflection Point’s obligation to redeem 100% of the Public Shares in connection with its initial business combination or if it does not complete a business combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, subject to applicable law.

In connection with the Business Combination, the funds deposited in the Trust Account will be released to pay holders of Public Shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of New Merlin following the Business Combination. See the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination”.

Q.     What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     Our Public Shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Inflection Point Public Shareholders, the trading market for New Merlin Common Stock may be less liquid than the market for Inflection Point Class A Shares was prior to the Business Combination, and New Merlin may not be able to meet the listing standards for Nasdaq or another national securities exchange.

In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into New Merlin’s business will be reduced and New Merlin may not be able to achieve its business plans.

The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemption scenarios. This Trust Account value per share includes the per share cost of the deferred underwriting commission of $0.35 per Public Share that is not redeemed. As the deferred underwriting commission is only payable on Public Shares that are not redeemed, the trust proceeds per Public Share does not vary based on redemption levels.

As of September 30, 2025
Trust Account Value	$259,730,180
Total Public Shares	25,000,000
Trust Account Value per Public Share	$10.39
	No Redemptions(1)	50% Redemptions(2)	Maximum Redemptions(3)
Redemptions ($)	$—	$129,865,090	$259,730,180
Redemptions (Shares)	—	12,500,000	25,000,000
Deferred Underwriting Commissions	$8,750,000	$4,375,000	$—
Cash left in the Trust Account post redemptions less deferred underwriting commission	$250,980,180	$125,490,090	$—
Public Shares post redemptions	25,000,000	12,500,000	—
Remaining Trust Proceeds Per Public Share	$10.04	10.04	N/A

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $129.9 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $259.7 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

Furthermore, to the extent that Public Shareholders redeem their Public Shares in connection with the Business Combination, their Public Rights will remain issued and outstanding notwithstanding the redemption of their Public Shares. The Sponsor holds an aggregate of 420,500 Rights underlying the Private Placement Units. Following the consummation of the Business Combination, all of the Inflection Point Rights will become Post-Domestication Rights. Each of the Post-Domestication Rights then issued and outstanding will be converted into one-tenth of one share of New Merlin Common Stock, with any fractional shares of New Merlin Common Stock to be issued in connection with such separation rounded down to the nearest whole share.

For information on the relative ownership levels of holders of New Merlin equity securities following the Business Combination under varying redemption scenarios and the fully diluted relative ownership levels of holders of New Merlin equity securities following the Business Combination under varying redemption scenarios, see the question entitled “What equity stake will current Inflection Point shareholders and Merlin Members hold in New Merlin immediately after the consummation of the Business Combination?”

Q.     What underwriting fees are payable in connection with the Business Combination?

A.     Pursuant to that certain Underwriting Agreement between Inflection Point and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), as Representative of the several underwriters, dated October 31, 2024 (as it may be amended from time to time, the “Underwriting Agreement”), Inflection Point previously agreed to pay to CCM an aggregate cash amount of $8,750,000 as “deferred underwriting commissions” (the “Deferred Underwriting Fee”) on amounts remaining in the Trust Account after all redemptions by Public Shareholders have been satisfied upon the consummation of an initial business combination.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) Inflection Point Shareholder Approval of the Condition Precedent Proposals, (ii) the approval of the Business Combination Agreement and the Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Merlin, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Merlin and applicable law, (iii) no adverse law or order, (iv) the Registration Statement becoming effective, (v) approval of the listing of the New Merlin Common Stock on Nasdaq, subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties of each party to the Business Combination and the performance of the covenants and agreements of the parties, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the HSR Act with respect to the Business Combination, (viii) the completion of the Domestication, and (ix) duly executed pay-off letters certifying certain indebtedness of Merlin and its subsidiaries, as specified in the Business Combination Agreement, shall have been paid off, to the extent it is paid off pursuant to the Business Combination Agreement.

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be consummated in the first quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to Inflection Point shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is approved by Inflection Point’s shareholders at the extraordinary general meeting and the chairman of the Inflection Point Board elects to adjourn the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other Transaction. For a description of the conditions for the completion of the Business Combination, see “The Business Combination Proposal — Business Combination Agreement” of this proxy statement/prospectus.

Q.     What happens if the Business Combination is not consummated?

A.     Inflection Point will not complete the Domestication to the State of Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement (or by their nature are to be satisfied at Closing). If Inflection Point is not able to complete the Business Combination with Merlin by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) and is not able to complete another business combination by such date (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), Inflection Point will cease all operations except for the purpose of winding up, as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds, redeem the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of Public Shares then in issue, which redemption will complete extinguish Public Shareholders’ rights as members (including the right to receive further liquidation distributions, if any) subject to applicable law, and as promptly as reasonably possible following such redemption, subject to the approval of Inflection Point’s remaining shareholders and the Inflection Point Board, liquidate and dissolve, subject to our obligations under Cayman Islands law to provide for claims of creditors and in all cases the requirements of applicable law. In such event, the Inflection Point Rights may be worthless.

Q:     What interests do the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have in the Business Combination?

A:     The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of Inflection Point Unaffiliated Shareholders. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to Inflection Point — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board and the Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point’s shareholders should take these interests into account in deciding whether to approve the proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        Our Sponsor purchased 7,187,500 Founder Shares for $25,000, or approximately $0.004 per share, in a private placement prior to the consummation of the IPO. On October 2, 2024, Inflection Point capitalized $239.58 standing to the credit of Inflection Point’s share premium account and issued an additional 2,395,833 Founder Shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. As a result of the underwriters’ election not to exercise their over-allotment option, 1,250,000 Founder Shares were forfeited, resulting in the Sponsor holding 8,333,333 Founder Shares. The Sponsor is controlled by Michel Combes and Andrew Gundlach, the latter of which serves as Chairman of the Inflection Point Board. Inflection Point Fund has an economic interest in 5,266,667 Founder Shares, or approximately 60.1%, of the Founder Shares held by the Sponsor. Michael Blitzer, our President, Chief Executive Officer and director, and Kevin Shannon, our Chief Operating Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Gundlach and/or his affiliates also have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Each director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor. Such 8,333,333 shares of New Merlin Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $87.7 million based on the closing price of $10.52 per Inflection Point Class A Share on Nasdaq on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Merlin Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Our Sponsor purchased 425,000 Private Placement Units for $4,250,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Michel Combes and Andrew Gundlach, the latter of which serves as Chairman of the Inflection Point Board. Inflection Point Fund has an economic interest in 425,000, or 100% of the Private Placement Units held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Gundlach and/or his affiliates also have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Following the Business Combination, the 467,500 shares of New Merlin Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $4.9 million based on the closing price of $10.52 per Inflection Point Class A Share on Nasdaq on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Merlin Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Merlin Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor, and therefore Inflection Point Fund, will lose its entire investment in us if we do not complete a business combination by November 4, 2026 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless. In such event, the 8,758,333 Inflection Point Ordinary Shares owned by our Sponsor would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 425,000 Inflection Point Rights underlying the Private Placement Units that the Sponsor paid $4,250,000 to purchase will expire and become worthless.

•        Inflection Point Fund, an accredited investor that is an affiliate of Inflection Point, has an economic interest in 5,266,667, or approximately 60.1%, of the Founder Shares and 425,000, or 100%, of the Private Placement Units held by the Sponsor. In exchange for the Pre-Funded Convertible Note and Pre-Funded Warrant it purchased for $15.0 million, Inflection Point Fund will also receive at the Closing, (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock.

•        Inflection Point’s Sponsor, officers and directors, and Inflection Point Fund, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Inflection Point.

•        The continuation of Michael Blitzer as a director of the New Merlin Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Merlin Board determines to pay to its directors.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or Inflection Point Fund or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point funds as may be required (the “Working Capital Loans”). In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $2,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Merlin Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Inflection Point Bord formed the Special Committee, comprised of three independent and disinterested members of the Inflection Point Board, Kathy Savitt, Antoine Theysett and Joseph Samuels. The Special Committee was empowered to, among other things, act as a disinterested body of the Inflection Point Board as appropriate for the purpose of exploring and evaluating the Business Combination; to engage and oversee one or more financial advisors, investment banking firms and accounting firms in connection with the Business Combination as the Special Committee deemed necessary or advisable in connection with fulfilling its responsibilities and to perform such other services and deliver such opinions as the Special Committee in its discretion requests, including providing an opinion, all at the expense of Inflection Point; consult with, advise, and oversee management, on behalf of the Inflection Point Board, in connection with due diligence activities relating to Merlin, the evaluation of the Business Combination, and discussions and/or negotiations concerning potential terms and conditions of the Business Combination; engage and oversee separate legal counsel if the Special Committee determines it is necessary or advisable to do so; and review the Business Combination and, if the Special Committee determines it is advisable and in the interests of Inflection Point and its Public Shareholders, recommend to the Inflection Point Board that the Inflection Point Board approve the Business Combination. The Special Committee engaged Newbridge to provide an opinion to the Special Committee as to (i) the fairness, from a financial point of view, to the unaffiliated shareholders of Inflection Point of the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement, and (ii) whether the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement, a copy of which is attached hereto as Annex F.

Q.     Following the Business Combination, will New Merlin’s securities trade on a stock exchange?

A.     Yes. Inflection Point intends to apply to list the New Merlin Common Stock on Nasdaq under the proposed symbol “MRLN” upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Merlin Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Merlin Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Merlin Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “MRLN”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Merlin Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Merlin Common Stock would not be listed on any nationally recognized securities exchange.

The Inflection Point Units will no longer trade as separate securities following the Closing. The Series A Preferred Stock and the New Merlin Series A Warrants will not be publicly traded.

Q.     Do I have appraisal rights in connection with the Business Combination?

A.     Neither Inflection Point’s shareholders nor Inflection Point’s rightsholders have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Q.     What do I need to do now?

A.     Inflection Point urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or rights holder. Inflection Point’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     If you are a holder of record of Inflection Point Ordinary Shares on the Record Date for the extraordinary general meeting, you may vote in person (including virtually) at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope not less than 48 hours prior to the start of the extraordinary general meeting. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name”, will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name”. If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote”. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Q.     When and where will the extraordinary general meeting be held?

A.     The extraordinary general meeting will be held at 10:00 a.m., New York City time, on March 12, 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitionIV/2026.

Q.     Who is entitled to vote at the extraordinary general meeting?

A.     Inflection Point has fixed February 2, 2026, as the Record Date for the extraordinary general meeting. If you were a shareholder of Inflection Point at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person (including virtually) or is represented by proxy at the extraordinary general meeting.

Q.     How many votes do I have?

A.     Inflection Point shareholders are entitled to one vote at the extraordinary general meeting for each Inflection Point Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were 33,758,333 Inflection Point Ordinary Shares issued and outstanding, of which 25,000,000 were issued and outstanding Public Shares.

Q.     What constitutes a quorum?

A.     A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of at least one-third of the issued and outstanding Inflection Point Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, 11,252,779 Inflection Point Ordinary Shares would be required to achieve a quorum.

Q.     What vote is required to approve each proposal at the extraordinary general meeting?

A.     Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Domestication Proposal — The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents.

Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

New Merlin Incentive Plan Proposal — The approval of the New Merlin Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

New Merlin Employee Stock Purchase Plan Proposal — The approval of the New Merlin Employee Stock Purchase Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The Sponsor and Inflection Point Fund have agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares. See the section of this proxy statement/prospectus entitled “Questions and Answers for Shareholders of Inflection Point — How does the Sponsor intend to vote their Inflection Point Ordinary Shares?”.

The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

Q.     What are the recommendations of the Inflection Point Board?

A.     The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Merlin Incentive Plan Proposal, “FOR” the approval of the New Merlin Employee Stock Purchase Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

The Inflection Point Board, after careful consideration, determined that the Business Combination is in the best interests of Inflection Point and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “The Extraordinary General Meeting — Recommendation of the Board” for more information.

For a description of the Special Committee’s and the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “The Business Combination Proposal — The Special Committee’s and the Inflection Point Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the Inflection Point Board in favor of approval of these proposals, you should keep in mind that the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Inflection Point shareholders. Please see the subsection entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”.

Q.     How do the Sponsor and Inflection Point Fund intend to vote their Inflection Point Ordinary Shares?

A.     The Sponsor and Inflection Point Fund have agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 8,333,333 Founder Shares and 425,000 Inflection Point Class A Shares underlying the Private Placement Units, representing approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares. As a result, we would need 8,120,835, or 32.5% of the 25,000,000 Public Shares outstanding to be voted in favor of the Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. To the extent that the Sponsor or our executive officers purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”.

Q.     Do the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have interests in the Business Combination that differ from or are in addition to the interests of Inflection Point’s shareholders generally?

A.     Yes. The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of Inflection Point’s shareholders generally. The Inflection Point Board and the Special Committee was aware of and considered these interests, among other matters, in approving the Business Combination Agreement and the Business Combination, and in determining to recommend that Inflection Point’s shareholders vote in favor of the Business Combination Agreement and the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for more information.

Q.     What happens if I sell my Inflection Point Ordinary Shares before the extraordinary general meeting?

A.     The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares at least two business days prior to scheduled date of the extraordinary general meeting.

Q.     How can I vote my shares without attending the extraordinary general meeting?

A.     If you are a shareholder of record of our Inflection Point Ordinary Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of Inflection Point Ordinary

Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may send a later-dated, signed proxy card to Inflection Point’s Chief Executive Officer at Inflection Point’s address set forth below so that it is received by Inflection Point’s Chief Executive Officer prior to the vote at the extraordinary general meeting (which is scheduled to take place on March 12, 2026) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Inflection Point’s Chief Executive Officer, which must be received by Inflection Point’s Chief Executive Officer prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.     What happens if I fail to take any action with respect to the extraordinary general meeting?

A.      If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder and/or warrant holder of New Merlin. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Inflection Point. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, so long as you take the required steps to elect to redeem your shares at least two business days prior to the initially scheduled date of the extraordinary general meeting pursuant to the procedures described in this proxy statement/prospectus.

Q.     What happens if I vote against the Business Combination Proposal?

A.     If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the other Condition Precedent Proposals and the satisfaction or waiver of the other conditions to the closing of the Business Combination, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the requisite vote at the extraordinary general meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination Proposal, we may continue to try to complete a business combination with a different target business until November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law). If we fail to complete an initial business combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), then we will be required to liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Public Shareholders.

Q.     What should I do with my share certificates, rights certificates or unit certificates?

A.     Public Shareholders must complete the procedures for electing to redeem their Public Shares, including the delivery of their Public Shares, in the manner described above prior to 5:00 p.m., Eastern Time, on March 10, 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Our rights holders should not submit the certificates relating to their Rights. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Upon the Domestication, holders of Inflection Point Units, Inflection Point Class A Shares (including Inflection Point Class B Shareholders that elect to convert their Inflection Point Class B Shares into Inflection Point Class A Shares pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement immediately prior to the Domestication) and Inflection Point Rights will receive Post-Domestication Units, shares of New Merlin

Common Stock and Post-Domestication Rights, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their Inflection Point Units, Inflection Point Class A Shares (unless such holder elects to redeem the Public Shares in accordance with the procedures set forth above), or Inflection Point Rights.

At Closing, (a) each Post-Domestication Right will be converted into one-tenth of a share of New Merlin Common Stock, with any fractional shares of New Merlin Common Stock to be issued in connection with such separation rounded down to the nearest whole share and (b) each Post-Domestication Unit will be canceled and will thereafter entitle the holder thereof to one and one-tenth (1.1) shares of New Merlin Common Stock, with any fractional shares of New Merlin Common Stock to be issued in connection with such separation rounded down to the nearest whole share.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive not less than 48 hours prior to the start of the extraordinary general meeting in order to cast a vote with respect to all of your Inflection Point Ordinary Shares.

Q:     Do the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors expect to purchase Public Shares from Public Shareholders or take other actions to incentivize non-redemption?

A:     The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Inflection Point or its securities, the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Inflection Point’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination. Inflection Point expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Inflection Point Class A Shares and the number of beneficial holders of Inflection Point Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Inflection Point’s securities on Nasdaq.

In the event the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.

Q.     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.     Inflection Point will pay the cost of soliciting proxies for the extraordinary general meeting. Inflection Point has engaged Alliance Advisors to assist in the solicitation of proxies for the extraordinary general meeting. Inflection Point has agreed to pay Alliance Advisors a fee of $22,500, plus disbursements. Inflection Point will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Inflection Point Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of Inflection Point Class A Shares. Inflection Point’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Where can I find the voting results of the extraordinary general meeting?

A.     The preliminary voting results are expected to be announced at the extraordinary general meeting. Inflection Point will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

Alliance Advisors, LLC
150 Clove Road, Suite 400
Little Falls, NJ 07424
Phone: Toll-Free 1-855-206-2037
Email: BACQ@allianceadvisors.com

You also may obtain additional information about Inflection Point from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information”. If you are a Public Shareholder and you intend to seek redemption, you will need to deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to Continental, at the address below prior to the extraordinary general meeting. Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on March 10, 2026 (two business days prior to the initially scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30 Floor
New York, New York 10004
Attention: SPAC Redemptions Team
Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the extraordinary general meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including the section entitled “Risk Factors” beginning on page 35 of this proxy statement/prospectus. See also the section entitled “Where You Can Find More Information”.

Parties to the Business Combination

Inflection Point

Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I) is a special purpose company whose business purpose is to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities.

On November 4, 2024, Inflection Point consummated its IPO of 25,000,000 Inflection Point Units. Each Inflection Point Unit was sold at a price of $10.00 per Inflection Point Unit, generating gross proceeds of $250,000,000. Each Unit consists of one Inflection Point Class A Share and one Inflection Point Right, with each Right entitling the holder thereof to purchase one-tenth of one Inflection Point Class A Share. Simultaneously with the sale of the 25,000,000 Inflection Point Units in the IPO, Inflection Point completed the private sale of an aggregate of 425,000 Private Placement Units to the Sponsor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $4,250,000.

Inflection Point’s prospectus for its IPO and the Cayman Constitutional Documents provide that it has until November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), to complete an initial business combination.

On October 21, 2025, Inflection Point held an extraordinary general meeting to consider and vote on (A) a proposal to change the name of the company from Bleichroeder Acquisition Corp. I to Inflection Point Acquisition Corp. IV and (B) a proposal to approve an amendment to the Cayman Constitutional Documents permitting Inflection Point to consummate the redemptions of Public Shares in connection with the commencement of the procedures to consummate a proposed business combination (as opposed to the completion of a proposed business combination) if the Inflection Point Board determines it is desirable to facilitate the consummation of such business combination. The shareholders of Inflection Point approved both proposals, and an amendment to the amended and restated memorandum and articles of association of Inflection Point reflecting the changes approved by shareholders were filed with the Cayman Registrar of Companies.

As of the date of this proxy statement/prospectus, Inflection Point had an aggregate of 25,425,000 Inflection Point Class A Shares and 8,333,333 Inflection Point Class B Shares issued and outstanding.

Inflection Point’s securities are traded on Nasdaq under the symbols “BACQ”, “BACQU” and “BACQR”. Inflection Point’s principal executive offices are located at 1345 Avenue of the Americas, Floor 47, New York, NY 10105, and its phone number is (212) 984-3835.

Merger Sub

IPDX Merger Sub, Inc. is a Delaware corporation and direct, wholly-owned subsidiary of Inflection Point incorporated on August 8, 2025. Pursuant to the Merger, Merger Sub will merge with and into Merlin, with Merlin surviving as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin OpCo will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Merlin OpCo and its subsidiaries.

Merger Sub’s principal executive offices are located at 1345 Avenue of the Americas, Floor 47, New York, NY 10105, and its phone number is (212) 984-3835.

Merlin

Merlin Labs, Inc. is a Delaware corporation formed on March 10, 2022. Merlin is a leader in developing aircraft-agnostic autonomy for national security applications, with a dual-track civil certification program that has the company on pace to be the first to certify an AI skill on an aircraft. Pursuant to the Merger, Merger Sub will merge with and into Merger Sub with Merlin being the surviving corporation and becoming a wholly owned subsidiary of Inflection Point.

Merlin’s principal executive offices are located at 129 South Street, Boston, MA 02111 and its phone number is (857) 201-3979.

The Proposals to be Submitted at the Extraordinary General Meeting

The Business Combination Proposal

As discussed in this proxy statement/prospectus, Inflection Point is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, following the Domestication of Inflection Point to Delaware as described below, the merger of Merger Sub with and into Merlin, with Merlin surviving as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin OpCo will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Merlin OpCo and its subsidiaries, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Special Committee’s and the Inflection Point Board’s Reasons for the Approval of the Business Combination”, the Inflection Point Board concluded that the Business Combination met the requirements disclosed in the prospectus for the IPO.

Organizational Structure

In connection with the completion of the Business Combination, Inflection Point will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and the Cayman Constitutional Documents. Inflection Point will complete the Redemption of properly tendered Public Shares at least one day prior to the Domestication.

Prior to and as a condition of the Closing, pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL, as amended, and the Companies Act. For more information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal”.

The following diagrams illustrate in simplified terms the current structure of Inflection Point and Merlin and the expected structure of New Merlin immediately following the Closing.

Simplified Pre-Combination Structure

The Merger

Simplified Post-Combination Structure

Merger Consideration

The Aggregate Consideration to be paid to the Merlin Equity Holders will be the number of shares of New Merlin Common Stock equal to the quotient of: (a) the Purchase Price, $800,000,000, divided by (b) the Redemption Price.

The Convertible Note Consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note shall be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPA), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPA).

The Pre-Funded Warrant Consideration to be paid in, or in connection with, the Merger to a holder in respect of each Pre-Funded Warrant shall be one or more New Merlin Series A Warrants to purchase a number of shares of New Merlin Common Stock (on otherwise the same terms as applicable to the New Merlin Labs Series A Warrants issued to the Closing PIPE Investor in the Series A Preferred Stock Investment) equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Closing Conditions

The Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, approval of the Business Combination and related agreements and transactions by the respective shareholders of Inflection Point and Merlin, the completion of the Domestication, and the performance of Inflection Point and Merlin in all material respects all of their respective obligations and covenants under the Business Combination Agreement.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions”.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see “Proposal No. 1 — Business Combination Proposal — Related Agreements”.

Registration Rights Agreement

At the Closing, New Merlin, the Sponsor, certain stockholders of Merlin (“Merlin Stockholders”), the Closing PIPE Investors and other parties thereto will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Merlin that they will hold following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with Merlin, the Sponsor and Inflection Point Fund (each, a “Restricted Holder” and together, the “Restricted Holders”), pursuant to which each Restricted Holder agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s IPO, pursuant to which they agreed to vote any Inflection Point Ordinary Shares held by them in favor of the Business Combination.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, Merlin Stockholders and Merlin entered into the Voting and Support Agreement (the “Stockholder Voting and Support Agreement”), pursuant to which Merlin Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Merlin; (d) against any change in the business or board of directors of Merlin (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Merlin under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such member contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Merlin and (f) to convert all outstanding shares of preferred stock of Merlin into Merlin Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Merlin.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Merlin will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor and its permitted assigns will agree, (x) with respect to any shares of New Merlin Common Stock the Sponsor received upon conversion of its Inflection Point Class B Shares in connection with the Domestication (the “Sponsor Lock-Up Founder Shares”), prior to the date that is six months after the Closing Date, or (y) with respect to any shares of New Merlin Common Stock issued upon cancellation of the New Merlin Units (the “Sponsor Lock-Up Unit Shares” and together with the Sponsor Lock-Up Founder Shares, the “Sponsor Lock-Up Shares”), prior to the date that is 90 days after the Closing Date, not to, without the prior written consent of the New Merlin Board, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Merlin Lock-Up Agreement

At the Closing, New Merlin, certain equity holders of Merlin (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Merlin Lock-Up Agreement”), pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Merlin Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Merlin Common Stock held immediately after the consummation of the Business Combination, (b) any shares of New Merlin Common Stock issuable upon exercise of such options to purchase shares of New Merlin Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Merlin Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New Merlin Class A Common Stock and securities specified in clauses (a) through (c), collectively, the “Lock-up Shares”), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Merlin Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Pre-Funded PIPE Agreements and Amendment No. 1 to the Signing Pre-Funded SPA

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into the Pre-Funded PIPE Agreements with Pre-Funded Investors. Pursuant to the Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement. On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into the Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million, an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA.

Series A SPA

In connection with the transactions contemplated by the Business Combination Agreement, on August 13, 2025, Inflection Point, Merlin and the Closing PIPE Investor entered into the Series A SPA. Pursuant to the Series A SPA, the Closing PIPE Investor has agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and a New Merlin Series A Warrant, for an aggregate purchase price of $50,000,000. Each share of Merlin Series A Preferred Stock will have the Stated Value. On November 17, 2025, Inflection Point and Merlin entered into Amendment No. 1 to the Series A SPA, pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible.

Additional Series A SPAs

Also on November 17, 2025, Inflection Point and Merlin also entered into Additional Series A SPAs with the Additional Closing PIPE Investors, pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock and Upsized New Merlin Series A Preferred Warrants to purchase a number of shares of New Merlin Common Stock equal to 75% of the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible for $20 million.

The Domestication Proposal

As a condition to the consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, Inflection Point must complete the Domestication. The Domestication Proposal, if approved by the Inflection Point Class B Shareholders, will authorize a change of Inflection Point’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Inflection Point is currently governed by the Companies Act, upon the Domestication, Inflection Point will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as between the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, Inflection Point encourages shareholders to carefully review the information in “Proposal No. 2 — The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Inflection Point Class B Shareholders will elect to convert each of the then issued and outstanding Inflection Point Class B Shares, on a one-for-one basis, into Inflection Point Class A Shares. At the effective time of the Domestication, (a) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into shares of New Merlin Common Stock; (b) each of the then issued and outstanding Inflection Point Rights will convert automatically into a Post-Domestication Right; and (c) each of the then issued and outstanding Inflection Point Units will convert automatically into a Post-Domestication Unit, consisting of one share of New Merlin Common Stock and one Post-Domestication Right.

The Inflection Point Board has unanimously approved the Domestication Proposal. For additional information, see the section entitled “Proposal No. 2 — The Domestication Proposal” of this proxy statement/prospectus.

The Stock Issuance Proposal

Inflection Point will ask its shareholders to approve, by ordinary resolution, the Stock Issuance Proposal for purposes of complying with Nasdaq Listing Rules, including 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required prior to the issuance of securities in certain circumstances, including if the number of securities to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance.

The Organizational Documents Proposal

If each of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal are approved, Inflection Point will ask its shareholders to approve the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents, with the Proposed Organizational Documents, under the DGCL. The Inflection Point Board has unanimously approved the Organizational Documents Proposal and believes such proposal is necessary to adequately address the needs of Inflection Point following the Closing. Approval of the Organizational Documents Proposal is a condition to the consummation of the Business Combination.

The Advisory Organizational Documents Proposals

Inflection Point will ask its shareholders to approve on a non-binding advisory basis six separate Advisory Organizational Documents Proposals in connection with the replacement of the Cayman Constitutional Documents, compliant with the Companies Act, with the Proposed Organizational Documents, under the DGCL. The Inflection Point Board has unanimously approved the Advisory Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Merlin after the Business Combination. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.

A brief summary of each of the Advisory Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following three Advisory Organizational Documents Proposals to approve on an advisory, non-binding basis by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Merlin would be authorized to issue (A) 850,000,000 shares of New Merlin Common Stock and (B) 50,000,000 shares of New Merlin Preferred Stock.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

Advisory Organizational Documents Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Merlin to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

Advisory Organizational Documents Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director, with or without cause.

Advisory Organizational Documents Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

Advisory Organizational Documents Proposal 5F — The Proposed Charter would (1) change the corporate name from “Inflection Point Acquisition Corp. IV” to “Merlin, Inc.”, (2) make New Merlin’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The Director Election Proposal

Inflection Point is proposing that its shareholders approve, effective upon the Closing of the Business Combination, the election of seven directors to serve on the New Merlin Board until the first annual meeting of stockholders of New Merlin to be held following the date of Closing, and until their respective successors are duly elected and qualified.

For additional information, see the section of this proxy statement/prospectus entitled “The Director Election Proposal”.

New Merlin Incentive Plan Proposal

Inflection Point is asking its shareholders to approve the New Merlin Incentive Plan and the material terms thereunder. The initial aggregate number of shares of New Merlin Common Stock that will be available for issuance under the New Merlin Incentive Plan will be equal to 10% of the number of fully-diluted, as-converted shares of New Merlin Common Stock outstanding as of immediately following the closing of the Business Combination. The full text of the New Merlin Incentive Plan is attached hereto as Annex G.

For additional information, see the section of this proxy statement/prospectus entitled “New Merlin Incentive Plan Proposal”.

New Merlin Employee Stock Purchase Plan Proposal

Inflection Point is asking its stockholders to approve the ESPP and the material terms thereunder. The initial aggregate number of shares of New Merlin Common Stock that will be available for issuance under the ESPP will be equal to 1.5% of the fully-diluted, as-converted shares of New Merlin Common Stock outstanding as immediately following the closing of the Business Combination. The full text of the ESPP is attached hereto as Annex H.

For additional information, see the section of this proxy statement/prospectus entitled “New Merlin Employee Stock Purchase Plan Proposal”.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Inflection Point to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the chairman of the Inflection Point Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements.

For additional information, see the section of this proxy statement/prospectus entitled “The Adjournment Proposal”.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, New Merlin and the Sponsor will enter into a Sponsor Lock-Up Agreement, and New Merlin and the Lock-Up Holders will enter into the Merlin Lock-Up Agreement (together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the parties thereto will agree to restrictions on transfer with respect to their shares of New Merlin Common Stock. The Lock-Up Agreements will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Lock-Up Agreements are summarized in the table below:

Subject Securities	Natural Persons and Entities Subject to Restrictions	Lock-Up Period	Exceptions to Transfer Restrictions

8,333,333 shares of New Merlin Common Stock, to be issued to the Sponsor upon conversion of 8,333,333 Inflection Point Class A Shares the Sponsor received upon conversion of 8,333,333 Founder Shares in connection with the Closing.

	Sponsor	Six months after the consummation of the Business Combination.	Transfers to Permitted Transferees(1)
467,500 shares of New Merlin Common Stock, to be issued to the Sponsor upon the conversion of securities underlying the 425,000 Private Placement Units the Sponsor held.	Sponsor	90 days after the consummation of the Business Combination.	Transfers to Permitted Transferees(1)
New Merlin Common Stock held immediately after the Closing (other than shares acquired in the public market after the Closing).	Lock-Up Holders	Six months after the consummation of the Business Combination.	Transfers to Permitted Transferees(2)

__________

(1)     The lock-up restrictions will not apply to: (a) transfers of any securities other than the Sponsor Lock-Up Shares or any other equity security of New Merlin issued or issuable with respect to the Sponsor Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) transfers to New Merlin’s officers or directors, any affiliate (as defined therein) or family member of any of New Merlin’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (c) in the case of an individual, transfers to any affiliates or family members of the holder of Sponsor Lock-Up Shares; (d) transfers to any investment funds or vehicles controlled or managed by the holder of Sponsor Lock-Up Shares or any of its affiliates; (e) transfers by gift to a trust, the beneficiary of which is a person to whom a transfer would be permitted under (c), or to a charitable organization; (f) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (g) in the case of an individual, transfers pursuant to a qualified domestic relations order; (h) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of the Sponsor Lock-Up Shares and/or the affiliates or family members of the holder of Sponsor Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (i) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (c); (j) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement at prices no greater than the price at which the Sponsor Lock-Up Shares were originally purchased; (k) transfers in connection with any legal, regulatory or other order; (l) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (m) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of the Lock-Up Shares; (n) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (o) the exercise of stock options to purchase shares of New Merlin Common Stock or the vesting of stock awards relating to shares of New Merlin Common Stock and any related transfer of shares of New Merlin Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Merlin Common Stock, it being understood that all shares of New Merlin Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Sponsor Lock-Up Agreement during the applicable lock-up period; (p) transfers to New Merlin pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Merlin or forfeiture of New Merlin Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Merlin Common Stock in connection with the termination of the holder of the Sponsor Lock-Up Shares’ service to New Merlin; (q) the entry, by holder of the Sponsor Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Merlin Common Stock by the holder of the Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Merlin Common Stock during the applicable lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable lock-up period; (r) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Merlin securityholders having the right to exchange their shares of New Merlin Common Stock for cash, securities or other property; and (s) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Lock-Up Shares (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.

(2)      The lock-up restrictions will not apply to: (a) transfers of any securities other than (a) the Lock-Up Shares and (b) any other equity security of New Merlin issued or issuable with respect to the Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) in the case of an individual, transfers to any affiliates (as defined therein) or family members of the holder of Lock-Up Shares; (c) transfers to any investment funds or vehicles controlled or managed by the holder of Lock-Up Shares or any of its affiliates; (d) transfers by gift to a trust, the beneficiary of which is a person to whom a transfer would be permitted under (a), or to a charitable organization; (e) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (f) in the case of an individual, transfers pursuant to a qualified domestic relations order; (g) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of Lock-Up Shares and/or the affiliates or family members of the holder of Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (h) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (a); (i) transfers in connection with any legal, regulatory or other order; (j) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (k) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of Lock-Up Shares; (l) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (m) the exercise of stock options or warrants to purchase shares of New Merlin Common Stock or the vesting of stock awards relating to shares of New Merlin Common Stock and any related transfer of shares of New Merlin Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Merlin Common Stock, it being understood that all shares of New Merlin Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Merlin Lock-Up Agreement during the lock-up period; (n) transfers to the Company pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Merlin or forfeiture of New Merlin Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Merlin Common Stock in connection with the termination of the holder of Lock-Up Shares’ service to the Company; (o) the entry, by the holder of Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Merlin Common Stock by the holder of Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Merlin Common Stock during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period; (p) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Merlin’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and (q) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Lock-Up Shares (or its direct or indirect owners) arising from such holder of Lock-Up Shares’ ownership (including prior to and after the Business Combination) of the Lock-Up Shares or any interests in Merlin, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or any interests in Merlin.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at 10:00 a.m. Eastern Time, on March 12, 2026. The extraordinary general meeting will be held virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitionIV/2026. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020.

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting by March 5, 2026, at 5:00 p.m., Eastern Time. To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of Inflection Point Ordinary Shares:

•        If your shares are registered in your name with the Transfer Agent and you wish to attend the online-only meeting, go to https://www.cstproxy.com/inflectionpointacquisitionIV/2026, enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the

“Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to attend.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online extraordinary general meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting online. Beneficial shareholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date

Inflection Point’s shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on February 2, 2026, which is the record date for the extraordinary general meeting (the “Record Date”). Shareholders will have one vote for each Inflection Point Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Rights do not have voting rights. At the close of business on the Record Date, there were 33,758,333 Inflection Point Ordinary Shares outstanding, of which 25,000,000 were Public Shares, with the rest being held by Inflection Point’s initial shareholders.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the Inflection Point extraordinary general meeting if the holders of at least one-third of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

As of the Record Date for the extraordinary general meeting, 11,252,779 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor and Inflection Point Fund have agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and certain members of the Inflection Point Board own 25.9% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only 8,120,135, or approximately 32.5%, of the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted); or no Public Shares not held by affiliates (assuming only the minimum number of shares representing a quorum are voted).

The proposals presented at the extraordinary general meeting require the following votes:

•        Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Domestication Proposal — The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents.

•        Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares who, being in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares who, being in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        New Merlin Incentive Plan Proposal — The approval of the New Merlin Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        New Merlin Employee Stock Purchase Plan Proposal — The approval of the New Merlin Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Rights prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on March 10, 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Redemption is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares at the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.52 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See the section of the proxy statement/prospectus entitled “Extraordinary General Meeting of Inflection Point — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to, among other things, vote in favor of all proposals being presented at the extraordinary general meeting, regardless of how the Public Shareholders vote. As of the Record Date, the Sponsor owned approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares.

Holders of the Inflection Point Rights will not have redemption rights with respect to the Inflection Point Rights.

Appraisal Rights

Neither Inflection Point’s shareholders nor the holders of Inflection Point Rights have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Inflection Point has engaged Alliance Advisors to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of Inflection Point — Revoking Your Proxy”.

Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have interests in such Transaction Proposals that are different from, or in addition to, those of Inflection Point’s shareholders generally. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information About Inflection Point — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board and the Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point shareholders should take these interests into account in deciding whether to approve the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        Our Sponsor purchased 7,187,500 Founder Shares for $25,000, or approximately $0.004 per share, in a private placement prior to the consummation of the IPO. On October 2, 2024, Inflection Point capitalized $239.58 standing to the credit of Inflection Point’s share premium account and issued an additional 2,395,833 Founder Shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. As a result of the underwriters’ election not to exercise their over-allotment option, 1,250,000 Founder Shares were forfeited, resulting in the Sponsor holding 8,333,333 Founder Shares. The Sponsor is controlled by Michel Combes and Andrew Gundlach, the latter of which serves as Chairman of the Inflection Point Board. Inflection Point Fund has an economic interest in 5,266,667 Founder Shares, or approximately 60.1%, of the Founder Shares held by the Sponsor. Michael Blitzer, our President, Chief Executive Officer and director, and Kevin Shannon, our Chief Operating Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Gundlach and/or his affiliates also have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Each director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor. Such 8,333,333 shares of New Merlin Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $87.7 million based on the closing price of $10.52 per Inflection Point Class A Share on Nasdaq on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Merlin Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Our Sponsor purchased 425,000 Private Placement Units for $4,250,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Michel Combes and Andrew Gundlach, the latter of which serves as Chairman of the Inflection Point Board. Inflection Point Fund has an economic interest in 425,000, or 100% of the Private Placement Units held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Gundlach and/or his affiliates also have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Following the Business Combination, the 467,500 shares of New Merlin Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $4.9 million based on the closing price of $10.52 per Inflection Point Class A Share on Nasdaq on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Merlin Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Merlin Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor, and therefore Inflection Point Fund, will lose its entire investment in us if we do not complete a business combination by November 4, 2026 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless. In such event, the 8,758,333 Inflection Point Ordinary Shares owned by our Sponsor would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 425,000 Inflection Point Rights underlying the Private Placement Units that the Sponsor paid $4,250,000 to purchase will expire and become worthless.

•        Inflection Point Fund, an accredited investor that is an affiliate of Inflection Point, has an economic interest in 5,266,667, or approximately 60.1%, of the Founder Shares and 425,000, or 100%, of the Private Placement Units held by the Sponsor. In exchange for the Pre-Funded Convertible Note and Pre-Funded Convertible Warrant it purchased for $15.0 million, Inflection Point Fund will also receive at the Closing, (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest) and (ii) a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock.

•        Inflection Point’s Sponsor, officers and directors, and Inflection Point Fund, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Inflection Point.

•        The continuation of Michael Blitzer as a director of the New Merlin Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Merlin Board determines to pay to its directors.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or Inflection Point Fund or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point Working Capital Loans. In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $2,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Merlin Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Inflection Point Bord formed the Special Committee, comprised of three independent and disinterested members of the Inflection Point Board, Kathy Savitt, Antoine Theysett and Joseph Samuels. The Special Committee was empowered to, among other things, act as a disinterested body of the Inflection Point Board as appropriate for the purpose of exploring and evaluating the Business Combination; to engage and oversee one or more financial advisors, investment banking firms and accounting firms in connection with the Business Combination as the Special Committee deemed necessary or advisable in connection with fulfilling its responsibilities and to perform such other services and deliver such opinions as the Special Committee in its discretion requests, including providing an opinion, all at the expense of Inflection Point; consult with, advise, and oversee management, on behalf of the Inflection Point Board, in connection with due diligence activities relating to Merlin, the evaluation of the Business Combination, and discussions and/or negotiations concerning potential terms and conditions of the Business Combination; engage and oversee separate legal counsel if the Special Committee determines it is necessary or advisable to do so; and review the Business Combination and, if the Special Committee determines it is advisable and in the interests of Inflection Point and its Public Shareholders, recommend to the Inflection Point Board that the Inflection Point Board approve the Business Combination. The Special Committee engaged Newbridge to provide an opinion to the Special Committee as to (i) the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement, and (ii) whether the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement, a copy of which is attached hereto as Annex F.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “The Business Combination Proposal — Interests of the Merlin Directors and Executive Officers”.

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.
Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,333,333 shares of New Merlin Common Stock upon conversion of 8,333,333 Inflection Point Class A Shares.	$25,000.
	467,500 shares of New Merlin Common Stock upon the conversion of the Inflection Point Class A Shares and the Inflection Point Rights underlying the 425,000 Private Placement Units.	$4,250,000.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Inflection Point Fund

Number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share of (i) the total outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock.

Exchange of Pre-Funded Convertible Note and a Pre-Funded Warrant, which Pre-Funded Convertible Note and Pre-Funded Warrant were acquired for an aggregate purchase price of $15 million.
	5,266,667, or approximately 60.1%, of the Founder Shares and 425,000, or 100%, of the Private Placement Units held by the Sponsor.	$4,250,000.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Ownership of New Merlin

The following summarizes the pro forma shares outstanding of New Merlin Common Stock and Series A Preferred Stock (on an as-converted to common stock basis as of the Closing Date) under the three redemption scenarios, on an as-converted basis, excluding the potential dilutive effect of warrants to purchase shares of New Merlin Common Stock and the New Merlin Options:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,000,000	19.3%	12,500,000	10.7%	0	0.0%
Public Rightsholders*	2,499,999	1.9%	2,499,999	2.1%	2,499,999	2.4%
Sponsor(4)	8,800,833	6.8%	8,800,833	7.5%	8,800,833	8.4%
Series A Holders(5)	21,710,055	16.8%	21,710,055	18.6%	21,710,055	20.8%
Merlin Stockholders(6)	71,390,719	55.2%	71,390,719	61.1%	71,390,719	68.4%
Total	129,401,606	100.0%	116,901,606	100.0%	104,401,606	100.0%
Potential sources of dilution
New Merlin Warrants(7)	21,157,300	16.4%	21,157,300	18.1%	21,157,300	20.3%
New Merlin Options(7)	8,117,868	6.3%	8,117,868	6.9%	8,117,868	7.8%

____________

*        Rounded to account for units held in multiples of less than ten.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $129.9 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $259.7 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      Consists of (i) 8,333,333 shares of New Merlin Common Stock issued upon conversion of Founder Shares, (ii) 425,000 shares of New Merlin Common Stock issued upon conversion of Inflection Class A Shares not subject to redemption, and (iii) 42,500 shares of New Merlin Common Stock, in exchange for 425,000 Private Placement Units.

(5)      Consists of shares of New Merlin Common Stock issuable upon conversion on the assumed Closing Date of March 13, 2026 of (i) 9,199,027 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment, (ii) 1,040,438 shares of Series A Preferred Stock to be issued upon conversion of securities issued to WTI FUND X, LLC in exchange for the 2024 LSA Warrants and the 2024 LSA Amendment Warrants, and (iii) 11,470,590 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

(6)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.39 per share from the Trust Account based on funds in the Trust Account as of September 30, 2025. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Merlin Common Stock. Excludes shares of New Merlin Common Stock that would be issuable upon exercise of the New Merlin Options that will be outstanding as a result of New Merlin’s assumption of the outstanding Merlin Options.

(7)      Consists of (i) New Merlin Series A Warrants exercisable for an aggregate of 10,103,376 shares of New Merlin Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 10,103,376 shares of Merlin Common Stock, (ii) New Merlin Series A Warrants exercisable for 11,053,924 shares of New Merlin Common Stock to be issued pursuant to the Series A SPA.

(8)      Consists of options to purchase 8,117,868 shares of New Merlin Common Stock to be issued in exchange for 2,584,923 options to purchase Merlin Common Stock (“Merlin Options”), based on an expected Exchange Ratio of 3.1405. The New Merlin Options have a weighted-average exercise price of $3.22, based on the weighted-average exercise price of Merlin Options divided by an expected Exchange Ratio of 3.1405. The vesting requirements of the New Merlin Options are identical to those of the exchanged Merlin Options (i.e., generally vest over a four year period and expire not more than 10 years from grant). Includes 5,932,792 New Merlin Options exercisable as of September 30, 2025, with a weighted-average exercise price of $1.52, based on the weighted-average exercise price of Merlin Options divided by an expected Exchange Ratio of 3.1405.

The following summarizes the pro forma shares outstanding of Merlin Common Stock on a fully diluted basis, assuming the exercise of all new Merlin Series A Warrants to purchase shares of New Merlin Common Stock and the vesting and exercise of all New Merlin Options:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,000,000	15.8%	12,500,000	8.6%	—	0.0%
Public Rightsholders*	2,499,999	1.6%	2,499,999	1.7%	2,499,999	1.9%
Sponsor(4)	8,800,833	5.5%	8,800,833	6.0%	8,800,833	6.6%
Series A Holders(5)	42,867,355	27.0%	42,867,355	29.3%	42,867,355	32.1%
Merlin Equityholders(6)	71,390,719	45.0%	71,390,719	48.8%	71,390,719	53.3%
Merlin Optionholders(7)	8,117,868	5.1%	8,117,868	5.6%	8,117,868	6.1%
Total	158,676,774	100.0%	146,176,774	100.0%	133,676,774	100.0%

____________

*        Rounded to account for units held in multiples of less than ten.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $129.9 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $259.7 million (based on the estimated per-share redemption price of approximately $10.38 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      Consists of (i) 8,333,333 shares of New Merlin Common Stock issued upon conversion of Founder Shares, (ii) 425,000 shares of New Merlin Common Stock issued upon conversion of Inflection Class A Shares not subject to redemption, and (iii) 42,500 shares of New Merlin Common Stock, in exchange for 425,000 Private Placement Units.

(5)     Consists of shares of New Merlin Common Stock issuable upon conversion on the assumed Closing Date of March 13, 2026 of (A) (i) 9,199,027 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment (ii) 1,040,438 shares of Series A Preferred Stock to be issued upon conversion of securities issued to WTI FUND X, LLC in exchange for the 2024 LSA Warrants and 2024 LSA Amendment Warrants, and (iii) 11,470,590 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs, plus (B) (i) New Merlin Series A Warrants exercisable for an aggregate of 10,103,376 shares of New Merlin Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 10,103,376 shares of Merlin Common Stock, and (ii) New Merlin Series A Warrants exercisable for 11,053,924 shares of New Merlin Common Stock to be issued pursuant to the Series A SPAs.

(6)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.39 per share from the Trust Account based on funds in the Trust Account as of December 31, 2024. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Merlin Common Stock. Excludes shares of New Merlin Common Stock that would be issuable upon exercise of the New Merlin Options that will be outstanding as a result of New Merlin’s assumption of the outstanding Merlin Options.

(7)      Consists of options to purchase 8,117,868 shares of New Merlin Common Stock to be issued in exchange for 2,584,923 Merlin Options, based on an expected Exchange Ratio of 3.1405.

Dilution

The following table presents the net tangible book value per share under each of (i) the No Redemption Scenario, (ii) the 50% Redemption Scenario and (iii) the Maximum Redemption Scenario assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

(in thousands, except share and per share amounts)	No Redemption Scenario(1)	50% Redemption Scenario(2)	Maximum Redemption Scenario(3)
IPO offering price per share	$10.00	$10.00	$10.00
Net Tangible Book Value as of September 30, 2025, as adjusted(4)	$346,792	$216,927	$87,062
As adjusted shares(5)	47,771,422	35,271,422	22,771,422
Net tangible book value per share	$7.26	$6.15	$3.82
Dilution per share to Public Shareholders	$2.74	$3.85	$6.18

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $129.9 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $259.7 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      See table below for reconciliation of net tangible book value, as adjusted.

(5)      See table below for reconciliation of as adjusted shares.

The following table illustrates the as adjusted net tangible book value to the Inflection Point Ordinary Shareholders and net increase in net tangible book value to the Inflection Point Ordinary Shareholders as a result of transaction costs, funds released from the Trust Account at the Closing, the Signing PIPE Investment and the Additional Closing PIPE Investments, and reflects the issuance of shares of New Merlin Common Stock to holders of Inflection Point Rights.

(in thousands, except share and per share amounts)	No Redemption Scenario(1)	50% Redemption Scenario(2)	Maximum Redemption Scenario(3)
Numerator adjustments
Net Tangible Book Value	$249,200	$249,200	$249,200
Anticipated transaction expenses	$(22,408)	$(22,408)	$(22,408)
Closing PIPE Investment proceeds	$120,000	$120,000	$120,000
Redemptions from Trust Account	$—	$(129,865)	$(259,730)
Net Tangible Book Value as of September 30, 2025, as adjusted	$346,792	$216,927	$87,062
Denominator adjustments
Inflection Point Public Shareholders	27,499,499	14,999,999	2,499,999
Sponsor	8,800,833	8,800,833	8,800,833
PIPE Investors(4)	11,470,590	11,470,590	11,470,590
As adjusted Inflection Point shares outstanding	47,771,422	35,271,422	22,771,422

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $129.9 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $259.7 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      Consists of 11,470,590 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

New Merlin is expected to have a maximum of 129,401,606 shares of New Merlin Common Stock outstanding or issuable immediately following the Closing (excluding shares of New Merlin Common Stock issuable upon exercise of New Merlin Options or New Merlin Series A Warrants) after giving effect to the Business Combination under the No Redemptions Scenario. Where there are no redemptions, the valuation of Inflection Point is based on the offering price each Public Share of $10.00 (for this purpose ascribing no value to the Inflection Point Right included in each Inflection Point Unit) and is therefore calculated as: $10.00 (Per share price at IPO) times 129,401,606 shares, or $1,294,016,060. The following table illustrates the valuation based on the offering price of the securities at the IPO price of $10.00 per share under each redemption scenario:

	No Redemption Scenario(1)	50% Redemption Scenario(2)	Maximum Redemption Scenario(3)
Valuation of shares issued to Public Shareholders	$250,000,000	$125,000,000	—
Shares of New Merlin Common Stock issued in exchange for Public Shares	25,000,000	12,500,000	—
Valuation of shares issued to Public Rightsholders	$24,999,990	$24,999,990	$24,999,990
Shares of New Merlin Common Stock issued in exchange for Inflection Point Rights included in Inflection Point Units sold in the IPO	2,499,999	2,499,999	2,499,999
Valuation of shares held by Sponsor	$88,008,330	$88,008,330	$88,008,330
Shares of New Merlin Common Stock issued in exchange for securities held by Sponsor	8,800,833	8,800,833	8,800,833

	No Redemption Scenario(1)	50% Redemption Scenario(2)	Maximum Redemption Scenario(3)
Valuation of shares issued to Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities)	$713,907,190	$713,907,190	$713,907,190
Shares of New Merlin Common Stock issued in exchange for Merlin securities (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) in the Business Combination	71,390,719	71,390,719	71,390,719
Valuation of shares underlying Series A Preferred Stock issued to holders of Pre-Funded Convertible Notes, the 2024 LSA Warrants, the 2024 LSA Amendment Warrants and pursuant to the Series A SPAs	$217,100,550	$217,100,550	$217,100,550
Shares of New Merlin Common Stock underlying Series A Preferred Stock issued in exchange for Pre-Funded Convertible Notes, the 2024 LSA Warrants, the 2024 LSA Amendment Warrants and pursuant to the Series A SPAs(4)	21,710,055	21,710,055	21,710,055
Total valuation	$1,294,016,060	$1,169,016,060	$1,044,016,060
Total shares of New Merlin Common Stock outstanding or issuable without further consideration at Closing	129,401,606	116,901,606	104,401,606

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $129.9 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $259.7 million (based on the estimated per-share redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      Consists of shares of New Merlin Common Stock issuable upon conversion on the assumed Closing Date of March 13, 2026 of (i) 9,199,027 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment, (ii) 1,040,438 shares of Series A Preferred Stock to be issued upon conversion of securities issued to WTI FUND X, LLC in exchange for the 2024 LSA Warrants and the 2024 LSA Amendment Warrants, and (iii) 11,470,590 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

Regulatory Matters

Neither Inflection Point nor Merlin are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC (the “Antitrust Agencies”) and certain waiting period requirements have been satisfied. The Business Combination is subject to the HSR Act and cannot be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC. On September 30, 2025, Inflection Point and Merlin filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Agencies. On October 30, 2025, the applicable 30-day waiting period under the HSR Act relating to the Business Combination expired.

Recommendation to Shareholders of Inflection Point

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Merlin Incentive Plan Proposal, “FOR” the approval of the New Merlin Employee Stock Purchase Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

Background and Material Terms of the Business Combination

Inflection Point is a special purpose acquisition company that was incorporated on June 24, 2024, as a Cayman Islands exempted company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Starting November 2024, Inflection Point’s management surveyed the landscape of potential acquisition opportunities for acquisition targets. From the time of Inflection Point’s IPO to June 2025 when Inflection Point entered into a letter of intent with Merlin, Inflection Point reviewed more than 70 acquisition opportunities, executed approximately 30 non-disclosure agreements and delivered seven initial draft letters of intent. Inflection Point management ultimately decided not to pursue such alternate targets, and instead focus its efforts on Merlin. The terms of the Business Combination Agreement are the result of negotiations between the representatives of Inflection Points and Merlin, which occurred between May and August 2025. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”.

The Special Committee’s and the Inflection Point Board’s Reasons for the Approval of the Business Combination

Before reaching their respective unanimous decisions on August 8, 2025, the Special Committee and the Inflection Point Board consulted with its management team, legal counsel and other advisors. The Special Committee and the Inflection Point Board considered a variety of factors in connection with its evaluation of the Business Combination in approving and recommending the transaction to the Inflection Point shareholders. In light of the complexity of those factors, the Special Committee and the Inflection Point Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Special Committee and the Inflection Point Board may have given different weight to different factors in their evaluation of the Business Combination.

Further, the prospectus for the IPO identified the general criteria and guidelines that Inflection Point believed would be important in evaluating prospective target businesses, although Inflection Point also indicated it may enter into a business combination with a target business that does not meet these criteria or guidelines. The Special Committee and the Inflection Point Board considered these criteria in their evaluation of Merlin, which include (i) Merlin’s management team, (ii) Merlin’s business, (iii) Merlin’s valuation and projected financial performance, (iv) review of other business combination opportunities reasonably available to Inflection Point, (v) the investment in Merlin pursuant to the Signing Pre-Funded SPA, (vi) Merlin Stockholders’ retained interest, (vii) review of selected public companies and (viii) review of the USSOCOM (as defined below) contract preliminary economic assessment. The Special Committee and the Inflection Point Board determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including its strong and experienced management team, defensible market position, unique product offering and valuation. The Special Committee and the Inflection Point Board also reviewed the financial analysis and opinion of Newbridge to the effect that, as of August 8, 2025, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders and (ii) whether the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. The Special Committee and the Inflection Point Board also considered the potential detriments of the Business Combination to Merlin, including Merlin’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to Inflection Point if the Business Combination is not achieved, including the risk that it may result in Inflection Point being unable to complete a business combination and force Inflection Point to liquidate.

For a description of the Special Committee’s and the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The Special Committee’s and the Inflection Point Board’s Reasons for the Approval of the Business Combination”.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination.

Estimated Sources and Uses (No Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Merlin Equity Rollover	$800.0	Merlin Equity Rollover	$800.0
Cash in Trust Account(1)	$259.7	Cash to Balance Sheet(1)(2)(3)(4)	$411.9
Total PIPE Investment	$207.7	Paydown of Existing Debt(3)	$35.5
		Estimated Transaction Expenses	$20.0
Total sources	$1,267.4	Total uses	$1,267.4

Estimated Sources and Uses (Maximum Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Merlin Equity Rollover	$800.0	Merlin Equity Rollover	$800.0
Total PIPE Investment	$207.7	Cash to Balance Sheet(1)(2)(3)(4)	$152.2
		Paydown of Existing Debt(3)	$35.5
		Estimated Transaction Expenses	$20.0
Total sources	$1,007.7	Total uses	$1,007.7

____________

(1)      Based on the amount in the Trust Account as of September 30, 2025.

(2)      Assumes $207.7 million in PIPE Investments from new and existing investors, up to $257,000,000 in cash held in the Trust Account, paydown of $36,000,000 in outstanding debt and $20,00,000 of transaction expenses.

(3)      As of August 1, 2025, Merlin had approximately $36,000,000 of outstanding debt.

(4)      Assumes $207.7 million in PIPE Investments from new and existing investors, paydown of $36,000,000 in outstanding debt and $20,00,000 of transaction expenses.

U.S. Federal Income Tax Considerations

For a discussion summarizing material U.S. federal income tax considerations of the Domestication and an exercise of Redemption Rights in connection with the Business Combination, please see “U.S. Federal Income Tax Considerations”.

Accounting Considerations

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as Merlin has been determined to be the accounting acquirer under all redemption scenarios presented. Under this method of accounting, Inflection Point, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and Merlin, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of Merlin will become the historical financial statements of New Merlin, and Inflection Point’s assets, liabilities, and results operations will be consolidated with Merlin starting from the Closing Date. For accounting purposes, the financial statements of New Merlin will represent a continuation of the financial statements of Merlin, with the Business Combination being treated as the equivalent of Merlin issuing stock for the net assets of Inflection Point, accompanied by a recapitalization. The net assets of Inflection Point will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of Merlin in future final reporting of New Merlin. For more information, see “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment for the Business Combination.”

Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Inflection Point has not elected, and New Merlin is not expected to elect, to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New Merlin will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of Inflection Point’s IPO registration statement, (b) in which New Merlin has total annual revenue of at least $1.235 billion, or (c) in which New Merlin is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New Merlin has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Smaller Reporting Company

Inflection Point is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New Merlin will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New Merlin will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or Merlin’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New Merlin is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New Merlin will remain a smaller reporting company after the Closing. To the extent that New Merlin takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Risk Factors

In evaluating the proposals to be presented at the extraordinary general meeting, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 35 of this proxy statement/prospectus. In particular, such risks include, but are not limited to, the following:

•        Merlin is an early-stage company with a history of losses. Merlin has not been profitable historically and may not achieve or maintain profitability in the future.

•        A limited number of customers account for a substantial portion of Merlin’s revenue. If existing customers do not make subsequent purchases from Merlin or renew their contracts with Merlin, or if Merlin’s relationships with its largest customers are impaired or terminated, Merlin’s revenue could decline, and Merlin’s result of operations would be adversely impacted.

•        A significant portion of Merlin’s business depends on sales to the public sector, and Merlin’s failure to receive and maintain government contracts or changes in the government’s contracting or fiscal policies of the public sector could adversely affect Merlin’s business, results of operations, financial condition, and growth prospects.

•        A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards have affected and may continue to significantly and adversely affect Merlin’s future revenue and limit Merlin’s growth prospects.

•        The U.S. government may modify, curtail or terminate one or more of Merlin’s contracts, and failure to comply with contract terms or applicable laws and regulations in relation to Merlin’s U.S. government contracts could expose us to penalties or other adverse consequences.

•        Crashes, accidents or incidents of aircraft could have a material adverse effect on our business, financial condition, and results of operations.

•        Merlin is reliant on aviation regulations and certification from regulatory authorities such as the Federal Aviation Authority (FAA) and/or New Zealand Civil Aviation Authority (CAA) and Military Airworthiness authorities to certify Merlin’s technology on aircraft.

•        Regulation by United States and foreign government agencies, including the FAA and CAA, which regulates the civil aviation manufacturing and repair industries in the United States and New Zealand, may increase Merlin’s costs of providing service or require us to change our services.

•        Merlin’s use of open-source software could limit Merlin’s ability to commercialize Merlin’s technology, and subject Merlin to possible claims or proceedings.

•        Merlin’s customers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering systems that compromise Merlin’s services, or due to errors in product installation, any of which could harm Merlin’s business.

•        The centrality of artificial intelligence technology to Merlin’s services and business exposes us to risks innate to the development of artificial intelligence models and securing intellectual property rights in those models.

•        We have identified material weaknesses in our internal control over financial reporting. If not remediated, or if New Merlin experiences additional material weaknesses in the future or otherwise fails to maintain effective internal controls in the future, New Merlin may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in New Merlin and, as a result, the value of New Merlin Common Stock.

•        Merlin or Merlin’s suppliers may not be able to procure or repair critical hardware components that are required in Merlin’s operations.

•        Merlin depends upon third parties to manufacture equipment components, provide services and install and maintain Merlin’s equipment. If these third parties are unable to manufacture Merlin’s equipment components or provide the applicable services, in each case either temporarily or permanently, such disruptions may have a material adverse effect on Merlin’s business, revenue, financial results and prospects.

•        Merlin or Merlin’s technology suppliers may be unable to continue to innovate and provide services and software that are useful to Merlin’s customers.

•        Competition could result in price reductions, reduced revenue and loss of market position and could harm our results of operations.

•        If Merlin fails to obtain licenses or comply with Merlin’s obligations in these agreements under which Merlin license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, Merlin could lose license rights that are important to Merlin’s business.

•        We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

•        Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

•        Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Merlin Common Stock and securities convertible into the shares of New Merlin Common Stock to the Merlin Members as consideration in the Business Combination and the issuance of securities in the Series A Preferred Investment.

•        Inflection Point may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

•        Past performance by Inflection Point’s management team, advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in New Merlin.

•        New Merlin’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•        The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

Market Price, Ticker Symbol and Dividends

Inflection Point

Trading Market of Inflection Point’s Securities

Inflection Point’s Units, Public Shares and Rights are currently listed on Nasdaq under the symbols “BACQU”, “BACQ” and “BACQR” respectively. Inflection Point’s securities commenced trading on Nasdaq on November 4, 2024.

The closing price of the Inflection Point Units, Public Shares and Rights on August 12, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.59, $10.30 and $0.31, respectively. As of February 10, 2026, the closing price of each of the Inflection Point Units, Public Shares and Rights was $11.69, $10.52 and $0.7601. Inflection Point’s securityholders should obtain current market quotations for the securities. The market price of Inflection Point’s securities could vary at any time prior to the Closing. Market price information regarding the Inflection Point Class B Shares is not provided here because there is no established public trading market for the Inflection Point Class B Shares.

Holders

As of February 2, 2026, the Record Date, there was one record holder of the Inflection Point Class A Shares and one record holder of the Inflection Point Class B Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Inflection Point Class A Shares are held of record by banks, brokers and other financial institutions.

Dividends

Inflection Point has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Merlin

Trading Market of Merlin’s Securities

Historical market price information regarding Merlin is not provided because there is no public market for its securities.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF MERLIN

The following table shows the selected historical financial information of Merlin for the periods and as of the dates indicated.

The summary of historical financial information for Merlin presented below for the nine months ended September 30, 2025 and 2024, and the summary balance sheets as of September 30, 2025 and December 31, 2024 have been derived from Merlin’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus. The summary information in the following tables should be read in conjunction with the sections entitled “Risk Factors — Risks Related to Our Business and Industry” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Merlin” and Merlin’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Merlin’s consolidated financial statements and related notes. Merlin’s historical results are not necessarily indicative of Merlin’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Merlin, prior to and without giving pro forma effect of the impact of the Business Combination and, as a result, the results in this section may not be indicative of the results of the New Merlin going forward.

(in thousands, except share and per share amounts)	Nine Months Ended September 30,
	2025	2024
Revenue	$5,899	$367
Cost of revenue	7,725	6,690
Gross loss	(1,826)	(6,323)
Operating expenses:
Research and development	21,699	20,904
General and administrative	14,467	13,158
Selling and marketing	1,029	1,328
Total operating expenses	37,195	35,390
Loss from operations	(39,021)	(41,713)
Other (expense) income:
Interest income	862	1,547
Interest expense	(2,956)	(1,197)
Other expense	(193)	(136)
Change in fair value of warrant liabilities	(4,562)	(314)
Change in fair value of convertible promissory notes	(3,118)	—
Loss on exchange of warrant liabilities	(3,320)	—
Loss on issuance of financial instruments	(585)	—
Loss on extinguishment of long-term debt	(2,157)	—
Change in fair value of long-term debt	(672)	—
Total other expense	(16,701)	(100)
Loss before provision for income taxes	(55,722)	(41,813)
Provision for income taxes	3	13
Net loss	(55,725)	(41,826)
Deemed dividend on exchange of redeemable convertible preferred stock	(345,717)	—
Net loss attributable to common stockholders	$(401,442)	$(41,826)
Net loss per share:
Basic and diluted	$(77.33)	$(8.20)
Weighted-average shares outstanding:
Basic and diluted	5,191,045	5,103,003
	As of September 30, 2025	As of December 31, 2024
(in thousands, except share and per share amounts)
Total Assets	$87,813	$49,194
Total Liabilities	$142,894	$50,100
Total Redeemable Convertible Preferred Stock	$476,333	$130,616
Total Stockholder’s Deficit	$(531,414)	$(131,522)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the transactions described in the section entitled Unaudited Pro Forma Condensed Combined Financial Information. The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S GAAP. Under this method of accounting, Inflection Point, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and Merlin, the legal acquiree, will be treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Merlin issuing stock for the net assets of Inflection Point, accompanied by a recapitalization. Upon the completion of the Business Combination, substantially all of the assets and business of the combined company will be held and operated by New Merlin.

The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2025 gives pro forma effect to the transaction as if it had occurred on September 30, 2025. The summary unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2025 and the twelve months ended December 31, 2024 gives pro forma effect to the transaction as if it had been consummated on January 1, 2024.

The summary pro forma data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Merlin and related notes and the historical financial statements of Inflection Point and related notes included in this proxy statement/prospectus. The summary pro forma data have been presented for information purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The summary unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Business Combination, as follows:

•        No Redemption Scenario — This scenario assumes that none of the Public Shares are redeemed.

•        Maximum Redemption Scenario — This scenario assumes that 25,000,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed for an aggregate payment of approximately $259.7 million (based on the estimated per share redemption price of approximately $10.39 per share as of September 30, 2025) from the Trust Account. Cash available for maximum redemptions is calculated as the cash in trust less remaining transaction costs to be paid in cash reflected in the unaudited pro forma condensed balance sheet.

•        50% Redemption Scenario — This scenario assumes that 12,500,000 shares Public Shares (which represents 50% of the total Public Shares outstanding) are redeemed for an aggregate payment of approximately $129.9 million (based on the estimated per share redemption price of approximately $10.39 per share as of September 30, 2025) from the Trust Account.

If the actual facts are different from these assumptions, including as to the amount of Inflection Point’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

	Pro Forma Combined
	No Redemption Scenario	Maximum Redemption Scenario	50% Redemption Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine Months Ended September 30, 2025
Revenue	$5,899	$5,899	$5,899
Net loss attributable to common shareholders	$(65,608)	$(65,608)	$(65,608)
Not loss per share – basic and diluted	$(0.60)	$(0.77)	$(0.67)
Weighted average common shares outstanding – basic and diluted	110,002,698	85,002,698	97,502,698
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2024
Revenue	$1,229	$1,229	$1,229
Net loss attributable to common shareholders	$(90,021)	$(90,021)	$(90,021)
Not loss per share – basic and diluted	$(0.82)	$(1.06)	$(0.92)
Weighted average common shares outstanding – basic and diluted	110,002,698	85,002,698	97,502,698

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION OF Inflection Point AND MERLIN LABS

The following table sets forth selected historical comparative share information for Merlin and Inflection Point, and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination, assuming three redemption scenarios as follows:

•        Assuming No Redemption Scenario — This scenario assumes that none of the Public Shares are redeemed.

•        Assuming Maximum Redemption Scenario — This scenario assumes that 25,000,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed for an aggregate payment of approximately $259.7 million (based on the estimated per share redemption price of approximately $10.39 per share) from the Trust Account. Cash available for maximum redemptions is calculated as the cash in trust less remaining transaction costs to be paid in cash reflected in the unaudited pro forma condensed balance sheet.

•        Assuming 50% Redemption Scenario — This scenario assumes that 12,500,000 Public Shares (which represents half of the total number of Public Shares outstanding) are redeemed for an aggregate payment of approximately $129.9 million (based on the estimated per share redemption price of approximately $10.39 per share) from the Trust Account.

The pro forma stockholders’ equity information reflects the Business Combination as if it had occurred on September 30, 2025. The weighted average shares outstanding and net loss per share information for the nine months ended September 30, 2025 and for the twelve months ended December 31, 2024, gives pro forma effect to the Business combination as if it had occurred on January 1, 2024, the beginning of the earliest period presented.

If the actual facts are different than these assumptions, including as to the amount of Inflection Point’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

This information is only a summary and should be read together with the historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Merlin and related notes and historical financial statements of Inflection Point and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Merlin and Inflection Point are derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share of any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Merlin and Inflection Point would have been had the companies been combined during the periods presented.

			As of and for the nine months ended September 30, 2025
	Merlin Labs (Historical)(2)	Inflection Point (Historical)(3)	Combined Pro Forma
			No Redemption	50% Redemption	Maximum Redemption
Stockholders’ equity (deficit)	$(531,414)	$(10,530)	$182,161	$52,296	$(77,569)

Net income (loss)	$(55,725)	$4,809	$(45,111)	$(45,111)	$(45,111)
Deemed dividend on exchange of redeemable convertible preferred stock	(345,717)	—	—	—	—
Cumulative Series A Preferred Stock dividends	—	—	(20,497)	(20,497)	(20,497)
Net income (loss) attributable to common stockholders	$(401,442)	$4,809	$(65,608)	$(65,608)	$(65,608)

Common shares outstanding as of September 30, 2025 – basic and diluted(1)	5,230,523	33,758,333	110,002,698	97,502,698	85,002,698
Weighted average common shares outstanding – basic and diluted(1)	5,191,045	33,333,333	110,002,698	97,502,698	85,002,698
Stockholders’ equity (deficit) per share – basic and diluted(1)	$(101.60)	$(0.31)	$1.66	$0.54	$(0.91)
Net income (loss) per share attributable to common stockholders – basic and diluted(1)	$(77.33)	$0.14	$(0.60)	$(0.67)	$(0.77)

____________

(1)      Inflection Point historical share counts include common shares subject to possible redemption.

(2)      Merlin used the two-class method to calculate basic and diluted net loss per share. Unvested restricted stock awards are considered participating securities because they entitle holders to non-forfeitable rights to dividends during the vesting term. As of periods beginning after March 31, 2024, the Company no longer had participating securities other than common stock, as all outstanding restricted stock had fully vested. For these periods, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders of the Company by the weighted average number of shares of common stock outstanding during the period. The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the nine months ended September 30, 2025, due to their anti-dilutive effect:

Nine Months Ended September 30, 2025
Redeemable convertible preferred stock	17,696,748
Stock options	2,518,101
Common stock warrants	8,119
2019 LSA Warrants	144,926
2021 LSA Warrants	81,188
2024 LSA Conversion Feature	214,010
Pre-PIPE Bridge Notes	1,127,531
Pre-Funded PIPE Notes	2,645,082
Purchaser Right Notes	1,202,310
Total	25,638,015

(3)     Inflection Point has two classes of shares, Inflection Point Class A Shares and Inflection Point Class B Shares. Inflection Point complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from income per ordinary share as the redemption value approximates fair value. Earnings and losses are shared pro rata between the two classes of shares. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the (i) IPO, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 20,150,000 Inflection Point Class A Shares in the aggregate. At September 30, 2025, Inflection Point did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of Inflection Point. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the nine months ended September 30, 2025. For the nine months ended September 30, 2025, (i) Inflection Point allocated net income of $3,607 and $1,202 to the Inflection Point Class A Shares and Inflection Point Class B Shares, respectively, (ii) there were 25,000,000 Inflection Point Class A Shares and 8,333,333 Inflection Point Class B Shares weighted-average outstanding (basic and diluted), and (iii) basic and diluted net income was $0.14 per Inflection Point Class A Share and $0.14 per Inflection Point Class B Share.

			For the year ended December 31, 2024
	Merlin Labs (Historical)(2)	Inflection Point (Historical)(3)	Combined Pro Forma
			No Redemption	50% Redemption	Maximum Redemption
Net income (loss)	$(55,253)	$1,520	$(58,964)	$(58,964)	$(58,964)
Cumulative Series A Preferred Stock dividends	—	—	(31,057)	(31,057)	(31,057)
Net income (loss) attributable to common stockholders	$(55,253)	$1,520	$(90,021)	$(90,021)	$(90,021)

Weighted average common shares outstanding – basic and diluted(1)	5,118,223	15,789,473	110,002,698	97,502,698	85,002,698
Net income (loss) per share attributable to common stockholders – basic and diluted(1)	$(10.80)	$0.10	$(0.82)	$(0.92)	$(1.06)

____________

(1)      Inflection Point historical share counts include common shares subject to possible redemption.

(2)      Merlin uses the two-class method to calculate basic and diluted net loss per share. Unvested restricted stock awards are considered participating securities because they entitle holders to non-forfeitable rights to dividends during the vesting term. Under the two-class method, earnings of Merlin are allocated between common stockholders and these participating securities based on the weighted-average number of shares of common stock and participating securities outstanding during the relevant period. The participating securities do not have a contractual obligation to share in the losses of Merlin. Therefore, net loss is fully attributable to Merlin’s common stockholders for the year ended December 31, 2024. The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the year ended December 31, 2024, due to their anti-dilutive effect:

Year Ended December 31, 2024
Redeemable convertible preferred stock	17,696,748
Stock options	2,904,261
Common stock warrants	7,104
2019 LSA Warrants	144,926
2021 LSA Warrants	81,188
2024 LSA Warrants	224,710
2024 LSA Conversion Feature	214,010
Total	21,272,947

(3)      Inflection Point has two classes of shares, Inflection Point Class A Shares and Inflection Point Class B Shares. Inflection Point complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share”. Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from income per ordinary share as the redemption value approximates fair value. Earnings and losses are shared pro rata between the two classes of shares. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the (i) IPO, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 20,150,000 Inflection Point Class A Shares in the aggregate. At December 31, 2024, Inflection Point did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of Inflection Point. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the year ended December 31, 2024. For the year ended December 31, 2024, (i) Inflection Point allocated net income of $722 and $798 to the Inflection Point Class A Shares and Inflection Point Class B Shares, respectively, (ii) there were 7,500,000 Inflection Point Class A Shares and 8,289,473 Inflection Point Class B Shares weighted-average outstanding (basic and diluted), and (iii) basic and diluted net income was $0.10 per Inflection Point Class A Share and $0.10 per Inflection Point Class B Share.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Transaction Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, Merlin’s business, financial condition and results of operations. If any of the events described below occur, the New Merlin’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of New Merlin’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Inflection Point and Merlin.

Risks Related to Inflection Point

Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals included herein, you should keep in mind that the Sponsor and Inflection Point’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the Inflection Point Shareholders generally. These interests include, among other things:

•        Our Sponsor purchased 7,187,500 Founder Shares for $25,000, or approximately $0.004 per share, in a private placement prior to the consummation of the IPO. On October 2, 2024, Inflection Point capitalized $239.58 standing to the credit of Inflection Point’s share premium account and issued an additional 2,395,833 Founder Shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. As a result of the underwriters’ election not to exercise their over-allotment option, 1,250,000 Founder Shares were forfeited, resulting in the Sponsor holding 8,333,333 Founder Shares. The Sponsor is controlled by Michel Combes and Andrew Gundlach, the latter of which serves as Chairman of the Inflection Point Board. Inflection Point Fund has an economic interest in 5,266,667 Founder Shares, or approximately 60.1%, of the Founder Shares held by the Sponsor. Michael Blitzer, our President, Chief Executive Officer and director, and Kevin Shannon, our Chief Operating Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Gundlach and/or his affiliates also have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Each director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor. Such 8,333,333 shares of New Merlin Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $87.7 million based on the closing price of $10.52 per Inflection Point Class A Share on Nasdaq on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Merlin Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Our Sponsor purchased 425,000 Private Placement Units for $4,250,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Michel Combes and Andrew Gundlach, the latter of which serves as Chairman of the Inflection Point Board. Inflection Point Fund has an economic interest in 425,000, or 100% of the Private Placement Units held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Gundlach and/or his affiliates also have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Following the Business Combination, the 467,500 shares of New Merlin Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $4.9 million based on the closing price of $10.52 per Inflection Point Class A Share on Nasdaq on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Merlin Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Merlin Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor, and therefore Inflection Point Fund, will lose its entire investment in us if we do not complete a business combination by November 4, 2026 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless. In such event, the 8,758,333 Inflection Point Ordinary Shares owned by our Sponsor would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 425,000 Inflection Point Rights underlying the Private Placement Units that the Sponsor paid $4,250,000 to purchase will expire and become worthless.

•        Inflection Point Fund, an accredited investor that is an affiliate of Inflection Point, has an economic interest in 5,266,667, or approximately 60.1%, of the Founder Shares and 425,000, or 100%, of the Private Placement Units held by the Sponsor. In exchange for the Pre-Funded Convertible Note and Pre-Funded Warrant it purchased for $15.0 million, Inflection Point Fund will also receive at the Closing, (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock.

•        Inflection Point’s Sponsor, officers and directors, and Inflection Point Fund, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Inflection Point.

•        The continuation of Michael Blitzer as a director of the New Merlin Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Merlin Board determines to pay to its directors.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or Inflection Point Fund or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point Working Capital Loans. In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $2,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Merlin Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Sponsor and Inflection Point’s directors and officers have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

The Sponsor and Inflection Point Fund have agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 8,333,333 Founder Shares and 425,000 Inflection Point Class A Shares underlying the Private Placement Units, representing approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares. As a result, we would only need 8,120,835, or 32.5% of the 25,000,000 Public Shares outstanding to be voted in favor of the Business Combination in order to approve the Business Combination Proposal.

The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to New Merlin following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we complete an alternate initial business combination or if we are unable to complete an initial business combination within the time period provided by the Cayman Constitutional Documents. If you are in need of immediate liquidity, you could attempt to sell your Public Shares in the open market; however, at such time our Public Shares may trade at a discount to the Redemption Price. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your Public Shares in the open market.

The Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates may elect to purchase Public Shares or Rights, which may influence a vote on the Business Combination and reduce the public “float” of the Public Shares or Rights.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Inflection Point or its securities, the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates may purchase Public Shares or Rights in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Rights in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Inflection Point Shareholder Approval of the Business Combination, (2) reduce the number of Public Rights outstanding and/or increase the likelihood of approval on any matters submitted to the Public Rights holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Inflection Point Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

Entering into any such arrangements may have a depressive effect on the price of the New Merlin Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. In addition, the public “float” of our Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

Past performance by our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in New Merlin.

Information regarding our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, is presented for informational purposes only. Any past experience and performance by our management team, our advisors and their respective affiliates and the businesses with which they have been associated, is not a guarantee that we will be able to successfully identify a suitable candidate for our initial business combination, that we will be able to provide positive returns to our shareholders, or of any results with respect to any initial business combination we may consummate. You should not rely on the historical experiences of our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, as indicative of the future performance of an investment in us or as indicative of every prior investment by each of the members of our management team, our advisors or their respective affiliates. The market price of our securities may be influenced by numerous factors, many of which are beyond our control, and our shareholders may experience losses on their investment in our securities.

Inflection Point cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Merlin’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination, than an investor in an underwritten initial public offering.

Even though Inflection Point conducted due diligence on Merlin, this diligence may not have surfaced all material issues with Merlin, it may not be possible to uncover all material issues through a customary amount of due diligence, and factors outside of Merlin’s and outside of Inflection Point’s or New Merlin’s control may later arise.

Additionally, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Merlin pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to investors for any material misstatement or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the New Merlin Common Stock that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination for any material misstatement or omissions in the Registration Statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges, as described above, that could have a significant negative effect on New Merlin’s financial condition, results of operations and the share price of New Merlin Common Stock, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

Inflection Point (or New Merlin) will not have any right to make damage claims against Merlin for the breach of any representation, warranty or covenant made by Merlin in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, Inflection Point (or New Merlin) will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Merlin at the time of the Business Combination.

Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Merlin Common Stock and securities convertible into the shares of New Merlin Common Stock to the Merlin Members as consideration in the Business Combination and the issuance of securities in the Series A Preferred Investment.

Inflection Point’s shareholders will experience immediate dilution as a consequence of the issuance of shares of New Merlin Common Stock to the Merlin Stockholders as consideration in the Business Combination. Currently, Inflection Point’s Public Shareholders and the Sponsor own 74.1% and 25.9% of the issued and outstanding Inflection Point Ordinary Shares, respectively. Based on Merlin’s and Inflection Point’s current capitalization, (i) under the Maximum Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, (A) Inflection Point’s Public Shareholders will hold 2,499,999 shares of New Merlin Common Stock, representing 2.4% of the New Merlin Common Stock, and (B) the Sponsor will hold 8,800,833 shares of New Merlin Common Stock, representing 8.4% of the New Merlin Common Stock, while (C) the former Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities and excluding the holders of New Merlin Options) will hold 71,390,719 shares of New Merlin Common Stock (assuming the Redemption Price is $10.39), representing 68.4% of the New Merlin Common Stock, and (D) holders of Series A Preferred Stock will hold 21,710,055 shares of New Merlin Common Stock, representing 20.8% of the New Merlin Common Stock (assuming for this purpose that the shares of Series A Preferred Stock are converted into shares of New Merlin Common Stock at the initial conversion price and taking into account accrued and unpaid payment-in-kind interest on the Pre-Funded Convertible Notes through March 13, 2026; such amount of shares of Series A Preferred Stock may increase prior to Closing due to additional interest accrued on the Pre-Funded Convertible Notes), and (ii) under the No Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, (A) Inflection Point’s Public Shareholders (including holders of Public Rights) will hold 27,499,999 shares of New Merlin Common Stock, representing approximately 21.3% of the New Merlin Common

Stock and (B) the Sponsor will hold 8,800,833 shares of New Merlin Common Stock, representing approximately 6.8% of the New Merlin Common Stock, while (C) the former Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) will hold 71,390,719 shares of New Merlin Common Stock ((assuming the Redemption Price is $10.39), representing approximately 55.2% of the New Merlin Common Stock, and (D) holders of Series A Preferred Stock will hold 21,710,055 shares of New Merlin Common Stock, representing approximately 16.8% of the New Merlin Common Stock (assuming for this purpose that the shares of Series A Preferred Stock are converted into shares of New Merlin Common Stock at the initial conversion price and taking into account accrued and unpaid payment-in-kind interest on the Pre-Funded Convertible Notes through March 13, 2026; such amount of shares of Series A Preferred Stock will increase prior to Closing due to additional interest accrued on the Pre-Funded Convertible Notes).

Subsequent to the consummation of the Business Combination, New Merlin may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Merlin’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Inflection Point has conducted due diligence on Merlin, Inflection Point cannot assure you that this diligence revealed all material issues that may be present in Merlin, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Inflection Point’s or New Merlin’s control will not later arise. As a result, New Merlin may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Inflection Point’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that New Merlin reports charges of this nature could contribute to negative market perceptions about New Merlin or its securities. In addition, charges of this nature may cause New Merlin to violate net worth or other covenants to which it may be subject. Accordingly, any Inflection Point Shareholder who chooses to remain a stockholder of New Merlin following the Business Combination could suffer a reduction in the value of their shares.

Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Inflection Point’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

New Merlin’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Merlin’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of New Merlin. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or New Merlin’s future results.

This proxy statement/prospectus contains projections and forecasts prepared by Merlin. None of the projections and forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of Merlin and Inflection Point and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of New Merlin’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: changing content consumption patterns, an evolving competitive landscape, successful management and retention of key personnel and artistic talent, unexpected expenses and general economic conditions. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.

There can be no assurance that the New Merlin Common Stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing.

Inflection Point intends to apply to list the New Merlin Common Stock on Nasdaq under the proposed symbol “MRLN” upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Merlin Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Merlin Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Merlin Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “MRLN”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Merlin Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Merlin Common Stock would not be listed on any nationally recognized securities exchange.

If third parties bring claims against Inflection Point, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Inflection Point’s placing of funds in the Trust Account may not protect those funds from third party claims against Inflection Point. Although Inflection Point seeks to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point’s management will consider whether competitive alternatives are reasonably available to it and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances. WithumSmith+Brown PC, Inflection Point’s independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if we are unable to complete the Business Combination or another initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination or another initial business combination, Inflection Point will be required to provide for payment of claims of creditors that were not waived that may be brought against Inflection Point within the 10 years following Redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Letter Agreement, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point (except for its independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Inflection Point’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination or another initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete the Business Combination or another initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Inflection Point’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of: (i) $10.00 per Public Share; and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that Inflection Point’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Inflection Point’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Inflection Point’s Public Shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the Trust Account; or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Inflection Point files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Inflection Point’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Inflection Point’s shareholders in connection with our liquidation may be reduced.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Inflection Point Board may be viewed as having breached their fiduciary duties to Inflection Point’s creditors, thereby exposing the members of the Inflection Point Board and Inflection Point to claims of punitive damages.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. In addition, the Inflection Point Board may be viewed as having breached its fiduciary duty to Inflection Point’s creditors and/or having acted in bad faith, thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination or another initial business combination or force us to abandon our efforts to complete an initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination, or any other initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete an initial business combination, such as the Business Combination, and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

In 2024, the SEC provided guidance that the determination of whether a SPAC, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, Inflection Point was formed for the purpose of completing an initial business combination with one or more businesses or entities, such as the Business Combination with Merlin. Since our inception, our business has been and will continue to be focused on identifying and completing the Business Combination with Merlin, or another initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares subject to applicable law and the Cayman Constitutional Documents. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete the Business Combination or any other initial business combination. We may also be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Trust Account. In which case, our investors would not be able to realize the potential benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and our Rights would expire worthless. For illustrative purposes, in connection with the liquidation of our Trust Account, our Public Shareholders may receive only approximately $10.52 per Public Share, which is based on estimates as of the Record Date, or less in certain circumstances, and our Rights may expire and become worthless. Further, under the subjective test of a “investment company” pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that we could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, the interest earned on the funds held in the Trust Account may be materially reduced, which would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Inflection Point.

We intend to initially hold the funds in the Trust Account as cash or in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. U.S. government treasury obligations are considered “securities” for purposes of the Investment Company Act, while cash is not. As noted above, one of the factors the SEC identified as relevant to the determination of whether a SPAC which holds securities could potentially be deemed an “investment company” under the Investment Company Act is the SPAC’s duration. To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the our initial business combination or liquidation of Inflection Point. Following such liquidation, the rate of interest we receive on the funds held in the Trust Account may be materially decreased. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Inflection Point.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

We are subject to rules and regulations by various national, regional and local governing bodies, including, for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly and our efforts to comply with such new and evolving laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention. In addition, these changes could have a material adverse effect on our business, investments and results of operations.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to SPACs, like us, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of financial projections in SEC filings in connection with proposed initial business combination transactions; and the potential liability of certain participants in proposed initial business combination transactions. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination.

We may not be able to complete the Business Combination, or another initial business combination, since such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

The Business Combination or another initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is empowered to require parties to certain transactions subject to CFIUS jurisdiction to make mandatory filings, to charge filing fees related to CFIUS filings (voluntary or mandatory), and to self-initiate national security reviews of foreign direct and indirect investments in U.S. businesses if the parties to the transaction choose not to file voluntarily. In the case that CFIUS determines an investment to present risks to U.S. national security, CFIUS has the power to require mitigation measures with respect to the transaction or recommend that the President of the United States block the transaction if the parties do not voluntarily abandon it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and its implementing regulations that became effective on February 13, 2020, further includes investments that do not result in control of a U.S. business by a foreign person but afford foreign investors certain information or governance rights in certain U.S. businesses that have a nexus to “critical technologies”, “critical infrastructure” and/or “sensitive personal data”. Our Sponsor is a Delaware-organized entity and the majority of its economic interests are owned by U.S. citizens. Our Sponsor is exclusively controlled by Mr. Gundlach and Mr. Combes, who are U.S. and French citizens, respectively, and the Sponsor’s managing members. While our Sponsor may be considered a “foreign person” as defined in the CFIUS regulations, we do not believe that our Sponsor will acquire “control” or any of the rights defined at 31 C.F.R. §800.211(b) of the CFIUS regulations that could afford CFIUS jurisdiction over the Business Combination. It is possible that other non-U.S. persons could be involved in the Business Combination or another initial business combination (e.g., as existing shareholders of a target company or as PIPE investors), which may increase the risk that our initial business combination becomes subject to regulatory review, including review by CFIUS. For example, a portion of the equity of Merlin is beneficially owned by citizens of jurisdictions other than the United States. As such, an initial business combination with a U.S. business or foreign business with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, require mitigation measures with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval. This may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have any foreign ownership issues. In addition, certain businesses may be subject to rules or regulations that limit or impose additional requirements with respect to foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required under our amended and restated memorandum and articles of association, including as a result of extended regulatory review of a potential initial business combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, the Inflection Point Rights may be worthless.

Inflection Point’s shareholders may be held liable for claims by third parties against Inflection Point to the extent of distributions received by them upon redemption of their shares.

If Inflection Point is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Inflection Point was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, Inflection Point’s directors may be viewed as having breached their fiduciary duties to Inflection Point or its creditors and/or may have acted in bad faith, thereby exposing themselves and Inflection Point to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons. Inflection Point and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Inflection Point’s share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.

Inflection Point’s Letter Agreement with the Sponsor and Inflection Point’s officers and directors may be amended without shareholder approval.

Inflection Point’s Letter Agreement with the Sponsor and Inflection Point’s officers and directors contains provisions relating to transfer restrictions of the Founder Shares and Private Placement Units, indemnification of the Trust Account, waiver of redemption rights and participation in liquidating distributions from the Trust Account. The Letter Agreement may be amended without shareholder approval. While Inflection Point does not expect the Inflection Point Board to approve any amendments to the Letter Agreement prior to Inflection Point’s initial business combination, it may be possible that the Inflection Point Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to the Letter Agreement. Any such amendments to the Letter Agreement would not require approval from Inflection Point’s shareholders and may have an adverse effect on the value of an investment in Inflection Point’s securities. Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with the Sponsor, Inflection Point Fund and Merlin, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. Amendment of the Sponsor Support Agreement would require approval from Inflection Point, Merlin, the Sponsor and Inflection Point Fund, but would not require approval from Inflection Point’s shareholders.

If you or a “group” of shareholders are deemed to hold in excess of 15% of the Public Shares, you may lose the ability to redeem all such shares in excess of 15% of our Public Shares.

The Cayman Constitutional Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other Person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares, which we refer to as the “Excess Shares”, without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Rights, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), subject to applicable law and as further described herein. In no other circumstances will Public Shareholders have any right or interest of any kind in the Trust Account. Holders of Public Rights will not have any right to the proceeds held in the Trust Account with respect to the Public Rights. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Rights, potentially at a loss.

A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a stockholder may be able to sell its shares of New Merlin Common Stock in the future following the completion of the Business Combination (or shares received or retained in connection with any alternative business combination) is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in Merlin’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of New Merlin Common Stock after the consummation of the Business Combination, and a stockholder may not be able to sell its New Merlin Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in the IPO and the net tangible book value per share at the time of the Business Combination.

Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share (for this purpose ascribing no value to the Inflection Point Right included in each Inflection Point Unit) sold in the IPO and the net tangible book value per share at the time of the Business Combination. As of September 30, 2025, Inflection Point’s net tangible book value was $249.2 million, calculated as total assets of $261.1 million less total liabilities of $11.9 million. The number of Inflection Point Ordinary Shares outstanding as of September 30, 2025, was 33,758,333, which includes 25,000,000 Public Shares, 425,000 Private Placement Shares and 8,333,333 Inflection Point Class B Shares. In connection with the consummation of the Business Combination, after giving effect to funds released from the Trust Account at Closing across various redemption levels, transaction costs expected to be incurred by Inflection Point, the issuance of shares of New Merlin Common Stock to holders of Inflection Point Rights, the Pre-Funded PIPE Investment, Signing PIPE

Investment and the Additional Closing PIPE Investments, but excluding the effects of the Business Combination transaction itself (that is, excluding the issuance of shares of New Merlin Common Stock to the Merlin Equity holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities), Merlin’s transaction expenses, and any options or other grants that may be issued pursuant to the New Merlin Incentive Plan or the ESPP), net tangible book value, as adjusted, will be $434.5 million in the No Redemptions Scenario, $304.6 million in the 50% Redemptions Scenario, and $174.8 million in the Maximum Redemptions Scenario. Total shares outstanding in each such redemptions scenario (excluding the effect of the Business Combination itself) will be 57,934,228, 45,434,728, and 32,934,728, respectively. Accordingly, the net tangible book value per share, as adjusted, will be $7.50 in the No Redemptions Scenario, $6.70 in the 50% Redemptions Scenario, and $5.31 in the Maximum Redemptions Scenario.

The net tangible book value per share, as adjusted, is materially less than the $10.00 per share price of the IPO, materially less than the assumed $10.39 per share price ascribed to such shares in the Business Combination Agreement, and materially less than the amount per share that Public Shareholders would be entitled to receive upon exercise of their Redemption Rights (which, for illustrative purposes, was approximately $10.52 per share as of the Record Date). Accordingly, Public Shareholders will experience material dilution. For additional information, including calculations of the net tangible book value per share, as adjusted, see the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Dilution”.

The Inflection Point Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

On August 8, 2025, Newbridge delivered its oral opinion, which it subsequently confirmed in writing, to the Special Committee that, as of that date and based on and subject to the assumptions and other matters described in the written opinion, (i) the Aggregate Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the unaffiliated shareholders of Inflection Point, and (ii) the Business Combination had an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. Inflection Point does not intend to obtain an updated opinion from its financial advisor prior to the consummation of the Business Combination. Changes in the proposed operations and prospects of Merlin, general market and economic conditions and other factors that may be beyond the control of Inflection Point or Merlin may alter the value of Inflection Point or Merlin or the price of Inflection Point’s shares by the time the Business Combination is completed. Newbridge’s opinion speaks as of the date it was rendered, and does not speak as of any other date, and as such, Newbridge’s opinion does not address the fairness of the Aggregate Consideration, from a financial point of view, as of any date other than the date of such opinion, including at the time the Business Combination is completed. For a description of the opinion, see “Proposal No. 1 — Business Combination Proposal — Opinion of Newbridge Securities Corporation.” A copy of Newbridge’s opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Newbridge, is attached hereto as Annex F.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to Merlin’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following the IPO, we may choose to incur substantial debt to complete the Business Combination, subject to Merlin’s consent, pursuant to the covenants set forth in the Business Combination Agreement. The incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

In order to effectuate an initial business combination, SPACs have, in the recent past, amended various provisions of their charters and other governing instruments. We cannot assure you that we will not seek to amend the Inflection Point Articles or governing instruments in a manner that will make it easier for us to complete the Business Combination that our shareholders may not support.

In order to effectuate a business combination, SPACs have, in the recent past, amended various provisions of their charters and governing instruments. For example, SPACs have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination. Amending the Inflection Point Articles requires a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued and outstanding shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of Inflection Point, and vote at the general meeting. In addition, the Inflection Point Articles requires us to provide our Public Shareholders with the opportunity to redeem their Public Shares for cash if we propose an amendment to the Inflection Point Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend the Inflection Point Articles or extend the time to consummate an initial business combination in order to effectuate our initial business combination.

Inflection Point and Merlin will incur significant transaction and transition costs in connection with the Business Combination.

Inflection Point and Merlin have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, and New Merlin will experience recurring costs related to operating as a public company following the consummation of the Business Combination. New Merlin may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Inflection Point’s officers and directors may negotiate employment and consulting agreements with Merlin, and the Business Combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is the most advantageous.

Inflection Point’s officers and directors may be able to remain with New Merlin after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements with Merlin in connection with the Business Combination. New Merlin and Merlin have no commitments as of the date of this proxy statement/prospectus to enter into employment or consulting agreements with Inflection Point’s officers and directors, such negotiations could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the Business Combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in completing the Business Combination, subject to their fiduciary duties under Cayman Islands law.

Members of our management team and board of directors have significant experience as board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate the Business Combination.

During the course of their careers, members of our management team and board of directors have had significant experience as board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert our management team’s and board’s attention and resources away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.

Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.

If a Public Shareholder fails to receive notice of our offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting or tendering its Public Shares, such Public Shares may not be redeemed.

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. Public Shareholders may demand. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Rights prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on March 10, 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed. Any Public Shareholders who fails to properly elect to redeem their Public Shares and deliver their Public Shares in the manner described above will not be entitled to have her or his shares redeemed. See the section entitled “Extraordinary General Meeting of Inflection Point — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the Public Shareholders may be forced to wait beyond such date before redemption from our Trust Account.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be less taxes payable and up to $100,000 to pay dissolution expenses), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the end of the completion window before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate the Business Combination or another initial business combination prior thereto and only then in cases where investors have properly sought to redeem their Public Shareholders. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete the Business Combination or another initial business combination.

The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions, including those included in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Inflection Point’s shareholders is not obtained and failure to obtain approval for listing of New Merlin Common Stock on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied.

If Inflection Point does not complete the Business Combination, Inflection Point could be subject to various risks, including:

•        the parties may be liable for damages to one another under certain circumstances pursuant to the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of the Inflection Point Class A Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of Inflection Point management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of Inflection Point’s management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the Inflection Point shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require Inflection Point to agree to amend the Business Combination Agreement, to consent to certain actions taken by Merlin, or to waive rights that Inflection Point is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Merlin’s business, a request by Merlin to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Merlin’s business. In any of such circumstances, it would be at Inflection Point’s discretion, acting through the Inflection Point Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for Inflection Point and Inflection Point’s shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Inflection Point does not believe there will be any changes or waivers that Inflection Point management would be likely to make after shareholder approval has been obtained. While certain changes could be made without further approval of Inflection Point’s shareholders, Inflection Point will circulate a new or amended proxy statement/prospectus and re-solicit its shareholders if changes to the terms of the transaction that would have a material impact on Inflection Point’s shareholders are required prior to the vote on the Business Combination Proposal.

Inflection Point may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Inflection Point’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect Inflection Point’s and Merlin’s respective businesses, financial condition and results of operation.

There is a risk that the 1% U.S. federal excise tax may be imposed on us in connection with redemptions of Public Shares.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, generally imposes a 1% U.S. federal excise tax (the “Excise Tax”) on certain repurchases of stock by “covered corporations” (which include publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations) occurring on or after January 1, 2023. The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which the stock is repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “netting rule”). In addition, certain exceptions apply to the Excise Tax. The U.S. Department of the Treasury (the “Treasury”) has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of the Excise Tax. On April 12, 2024, the Treasury published proposed Treasury Regulations clarifying many aspects of the Excise Tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, the corporation is not treated as a U.S. corporation until the day after the reorganization. The interpretation and operation of certain other aspects of the Excise Tax remain unclear. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued. However, there can be no assurance that final Treasury Regulations will not adversely affect the accuracy of the below description of the Excise Tax considerations that may be applicable.

Based on the expected structure of the Business Combination with Merlin, we expect to redeem the Public Shares prior to the time we are treated as a U.S. corporation for purposes of the Excise Tax under current proposed Treasury Regulations, and thus we currently do not expect that we would be a covered corporation subject to the Excise Tax with respect to any redemptions of Public Shares in connection with the Business Combination that are treated as repurchases for this purpose. It is possible, however, that final Treasury Regulations or other forthcoming guidance is issued that would nevertheless treat us as a covered corporation or otherwise impose the Excise Tax on us with respect to redemptions of our stock in connection with the Business Combination with Merlin. In addition, if the redemptions were to be treated as occurring for U.S. federal income tax purposes after we are treated as a U.S. corporation for purposes of the Excise Tax, absent guidance to the contrary, we currently expect that we would be subject to the Excise Tax with respect to any such redemptions that are treated as repurchases for this purpose (although in such case the netting rule generally is expected to be available with respect to such redemptions of our stock and our issuance of stock in connection with the Business Combination to reduce the amount of Excise Tax imposed on us, if any).

If we were to be treated as a covered corporation for purposes of the redemption of Public Shares in connection with the Business Combination or otherwise, whether and to what extent we would be subject to the Excise Tax on a redemption of Public Shares would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the Excise Tax, (ii) the fair market value of the redemption treated as a repurchase of stock, (iii) the nature and amount of stock to be issued in connection with the Business Combination and the nature and amount of the Closing PIPE Investments or any other equity issuances (whether in connection with the Business Combination or otherwise) issued within the same taxable year of a redemption treated as a repurchase of stock, and (iv) the content of forthcoming final and additional proposed Treasury Regulations and other guidance from the Treasury.

As noted above, the Excise Tax would be payable by the repurchasing corporation, and not by the redeeming holder. If we were to be treated as a covered corporation for purposes of the redemption of Public Shares in connection with the Business Combination or otherwise, the per-share redemption amount payable from the Trust Account (including any interest earned on the funds held in the Trust Account) to Public Shareholders in connection with a redemption of Public Shares is not expected to be reduced by any Excise Tax imposed on us. The imposition of the Excise Tax on us could, however, cause a reduction in the cash available on hand to complete the Business Combination and may affect our ability to complete any business combination or fund future operations.

Nasdaq may delist our Inflection Point Class A Shares from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our Inflection Point Class A Shares are listed on Nasdaq. We cannot assure you that our Inflection Point Class A Shares will continue to be listed on Nasdaq prior to the Closing. In order to continue listing our securities on Nasdaq prior to the Business Combination, we must maintain certain financial, distribution and share price levels. Generally, following our IPO, we must maintain a minimum market value of listed securities (generally $50,000,000) and a minimum number of holders of our securities (generally 400 public holders). Additionally, in connection with the Business Combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, unless we decide to list on a different Nasdaq tier such as the Nasdaq Capital Market which has different initial listing requirements, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists our Inflection Point Class A Shares from trading on its exchange and we are not able to list our Inflection Point Class A Shares on another national securities exchange, we expect our Inflection Point Class A Shares could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Inflection Point Class A Shares;

•        reduced liquidity for our Inflection Point Class A Shares;

•        a determination that our Inflection Point Class A Shares are a “penny stock” which will require brokers trading in our Inflection Point Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Inflection Point Class A Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Inflection Point Class A Shares are listed on Nasdaq, our Inflection Point Class A Shares will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our Inflection Point Class A Shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.

If, at the extraordinary general meeting, the chairman of the Inflection Point Board determines that it would be in the best interests of Inflection Point to adjourn the extraordinary general meeting to give Inflection Point more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the chairman of the Inflection Point Board will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied. In such event, the Business Combination would not be completed.

Risks Related to the Domestication and the Business Combination

The Domestication may result in adverse tax consequences for holders of Inflection Point Class A Shares and Inflection Point Rights.

The Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, i.e., an F Reorganization. If the Domestication fails to qualify as an F Reorganization, a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — II. U.S. Holders”) of Inflection Point Securities generally would recognize gain or loss with respect to its Inflection Point Class A Shares or Inflection Point Rights in an amount equal to the difference, if any, between the fair market value of the corresponding New Merlin Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its Inflection Point Class A Shares or Inflection Point Rights surrendered. Additionally, Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — III. Non-U.S. Holders”) may become subject to withholding tax on any amounts treated as dividends paid on New Merlin Common Stock after the Domestication.

Assuming that the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below, U.S. Holders of Inflection Point Class A Shares generally will be subject to Section 367(b) of the Code in connection with the Domestication, and, as a result:

•        a U.S. Holder who is a 10% U.S. Shareholder on the date of the Domestication generally will be required to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Inflection Point Class A Shares held directly by such U.S. Holder;

•        a U.S. Holder whose Inflection Point Class A Shares have a fair market value of $50,000 or more on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its Inflection Point Class A Shares as if such U.S. Holder exchanged its Inflection Point Class A Shares for New Merlin Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits” amount (as defined in the Treasury Regulations under Section 367 of the Code) attributable to such U.S. Holder’s Inflection Point Class A Shares; and

•        a U.S. Holder whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder, generally will not recognize any gain or loss or include any part of Inflection Point’s earnings and profits in income under Section 367 of the Code in connection with the Domestication.

The application of the rules under Section 367 of the Code to the Inflection Point Rights is uncertain and all U.S. Holders are urged to consult their tax advisors with respect to the particular tax consequences applicable to them of the attribution rules and application of the rules to the Inflection Point Rights.

Additionally, even if the Domestication qualifies as an F Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose an Inflection Point Right, which may be characterized as stock itself or may be treated as stock under a proposed Treasury Regulation that generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Inflection Point believes that it likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Inflection Point Class A Shares or Inflection Point Rights to recognize gain under the PFIC rules on the exchange of Inflection Point Class A Shares and Inflection Point Rights for New Merlin Common Stock and Post-Domestication Rights pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Inflection Point Class A Shares or Inflection Point Rights. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Inflection Point. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Merlin Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 4. PFIC Considerations”.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

Upon consummation of the Business Combination, the rights and obligations of a New Merlin stockholder will be governed by Delaware law and may differ from the rights and obligations of Inflection Point Shareholders under Cayman Islands law.

Following the Domestication, domesticated Inflection Point, which we refer to herein as “New Merlin”, will be a Delaware corporation. Accordingly, its corporate structure as well as the rights and obligations of the holders of New Merlin Common Stock may be less favorable to the rights of holders of Inflection Point Class A Shares arising under Cayman Islands law and the Inflection Point Articles. For a more detailed description of the rights of holders of New Merlin Common Stock and how they may differ from the rights of holders of Inflection Point Class A Shares, please see the section entitled “Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.” The forms of the Proposed Organizational Documents are attached as Annex B and Annex C to this proxy statement/prospectus, and you are urged to read them.

Anti-takeover provisions in the Proposed Charter and Proposed Bylaws that will be in effect following the Business Combination and Delaware law might discourage, delay or prevent a change in control of New Merlin or changes in Merlin’s management and, therefore, depress the market price of New Merlin Common Stock.

The Proposed Charter and Proposed Bylaws that will be in effect following the Business Combination contain provisions that could depress the market price of New Merlin Common Stock by acting to discourage, delay or prevent a change in control of New Merlin or changes in New Merlin’s management that the stockholders of New Merlin may deem advantageous. These provisions, among other things, include:

•        a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at a meeting of New Merlin stockholders;

•        a requirement that special meetings of stockholders be called only by New Merlin’s board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•        advance notice requirements for stockholder proposals and nominations for election to New Merlin’s board of directors;

•        a requirement that no member of the New Merlin Board may be removed from office by New Merlin’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of New Merlin’s voting stock then entitled to vote in the election of directors;

•        a requirement of approval of not less than two-thirds of all outstanding shares of New Merlin’s voting stock to amend any bylaws by stockholder action; and

•        the authority of the board of directors of Merlin to issue preferred stock on terms determined by New Merlin’s board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of New Merlin’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of the Proposed Charter, Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for New Merlin’s stockholders to receive a premium for their shares of New Merlin capital stock and could also affect the price that some investors are willing to pay for New Merlin Common Stock.

The Proposed Bylaws that will be in effect following the Business Combination will designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New Merlin’s stockholders, which could limit New Merlin’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Merlin or New Merlin’s directors, officers, or employees.

The Proposed Bylaws that will be in effect following the Business Combination will provide that, unless New Merlin consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on New Merlin’s behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of New Merlin’s current or former directors, officers, and employees to New Merlin or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The Proposed Bylaws further provide that, unless New Merlin consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, the Proposed Bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of New Merlin common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived New Merlin’s compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision that will be in the Proposed Bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses that will be in the Proposed Bylaws may limit New Merlin’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with New Merlin or New Merlin’s directors, officers or employees, which may discourage such lawsuits against New Merlin and its directors, officers and employees even though an action, if successful, might benefit New Merlin’s stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce New Merlin’s Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, New Merlin may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to New Merlin than New Merlin’s stockholders.

Risks Related to Merlin’s Business and Industry

We are an early-stage company with a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future.

We have generated limited revenue and experienced net losses in each year from our inception, including revenue of $5.9 million and $0.4 million, and net losses of $55.7 million and $41.8 million, for the nine months ended September 30, 2025 and 2024, respectively. We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest significantly in our business, particularly in our R&D efforts as well as sales and marketing programs. These investments may not result in increased revenue or growth in our business.

In addition, following the Business Combination, as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. These increased expenditures may make it harder for us to achieve and maintain future profitability. Revenue growth and growth in our customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. While we have generated revenue in the past, we have only recently begun to expand our product and service offerings, some of which are expected to generate a substantial portion of our revenue going forward, and it is difficult for us to predict our future operating results. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this proxy statement/prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, our losses may be larger than anticipated, we may incur significant losses for the foreseeable future, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could make it difficult for you to evaluate our current business and our future prospects and have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history and rapid growth make evaluating our current business and future prospects difficult and may increase the risk of your investment.

We are a development stage company with limited commercial operations to date. As such, our business model is dependent on our commencing and expanding commercial operations. We currently anticipate satisfying certain customer milestones in 2025 pursuant to an Indefinite Delivery/Indefinite Quantity contract with USSOCOM. However, our ability to generate revenue under this contract depends on USSOCOM issuing task orders, which is at the government’s sole discretion. There is no material obligation for the government to purchase our services under the USSOCOM Contract. See the section entitled “Information about Merlin Labs — USSOCOM Contract.” In addition, our failure to test and finalize the Merlin Pilot in a timely manner could result in us being unable to commercialize our technology on our anticipated timeframe. We currently depend on the U.S. government for funding given that they are our largest customer. To the extent the U.S. government stops supporting the initial development of our technology for military aircraft, our ability to commence and expand commercial operations, including across the civilian sector, will be significantly impaired. Delays in achieving technical milestones or customer acceptance may defer or reduce payments and revenue recognition. Our expected per-aircraft fees and adoption assumptions may not materialize, compressing margins and growth.

Much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects, as we continue to grow our business. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries as we continue to grow our business. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer, and the trading price of our securities may decline. In addition to our revenue model based on product sales, Merlin intends to employ an annual recurring subscription transaction model. There are no assurances that we will be able to secure future business with customers or that our recurring revenue subscription model will be successful on our planned timelines or at all.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

A limited number of customers account for a substantial portion of our revenue. If existing customers do not make subsequent purchases from us or renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations would be adversely impacted.

We derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the size and number of the deployments of our existing customers is a major part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy. To the extent the U.S. government stops supporting the initial development of our technology for military aircraft, our ability to commence and expand commercial operations, including across the civilian sector, will be significantly impaired.

Revenue for the years ended December 31, 2024 and 2023 was generated with a concentration of a small number of customers, primarily with the U.S. government. We do not have customer contracts that have material obligations for our customers to purchase our services. Our customers have no obligation to renew, upgrade, or expand their agreements with us after the terms of their existing agreements expire. In addition, many of our customer contracts permit the customer to terminate their contracts with us with notice periods of varying lengths. If one or more of our customers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers elect not to renew their contracts with us; if our customers renew their contractual arrangements with us for shorter contract lengths or for a reduced scope; or if our customers otherwise seek to renegotiate terms of their existing agreements on terms less favorable to us, our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

Our ability to renew or expand our customer relationships may decrease or vary as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our platforms and services, our platforms’ reliability, our pricing, the effects of general economic conditions, competitive offerings or alternatives, or reductions in our customers’ spending levels. If our customers do not renew or expand their agreements with us or if they renew their contracts for shorter lengths or on other terms less favorable to us, our revenue may grow more slowly than expected or decline, and our business could suffer. Our business, financial condition, and results of operations would also be adversely affected if we face difficulty collecting our accounts receivable from our customers or if we are required to refund customer deposits.

Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers’ decisions to expand the deployment of our platforms depend on a number of factors, including general economic conditions, the functioning of our platforms, the ability of our employees to assist our customers in identifying new use cases, modernizing their data architectures, achieving success with data-driven initiatives, and our customers’ satisfaction with our services. If our efforts to expand within our existing customer base are not successful, our business may suffer.

We have identified material weaknesses in our internal control over financial reporting. If not remediated, or if New Merlin experiences additional material weaknesses in the future or otherwise fails to maintain effective internal controls in the future, New Merlin may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in New Merlin and, as a result, the value of New Merlin Common Stock.

In the course of preparing the consolidated financial statements as of December 31, 2024 and 2023 and for the nine months ended September 30, 2025 that are included elsewhere in this proxy statement/prospectus, our management determined that we have material weaknesses and significant deficiencies in our internal controls over financial reporting. These material weaknesses primarily relate to matters that are relevant to the preparation of our consolidated financial statements, evaluation of the accounting implications of complex transactions as well as the related valuation of financial instrument implications.

These deficiencies could result in a misstatement of one or more account balances or disclosures potentially leading to a material misstatement to the annual or interim consolidated financial statements which may not be prevented or timely detected and, accordingly, management determined that these control deficiencies constitute material weaknesses.

In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•        Continuing to hire personnel with public company experience and providing additional training for our personnel on internal controls as our company continues to grow;

•        Implementing additional controls and processes that operate at a sufficient level of precision and frequency or that evidence the performance of the control, particularly associated with accounting and reporting of revenue and non-routine, unusual or complex transactions;

•        Implementing processes and controls to better identify and manage segregation of duties;

•        Considering system enhancements to reduce reliance on manual processes; and

•        Engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and assisting with the remediation of deficiencies, as necessary.

We will not be able to fully remediate these material weaknesses until these steps have been completed, have been operating effectively for a sufficient period of time and management has concluded, through testing, that these controls are effective. We and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2024 or any period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act in 2028 for the full fiscal year 2026.

If not remediated, these material weaknesses could result in material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future after the completion of this Business Combination, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We depend on third parties to provide services and to perform our contractual obligations.

When we act as a prime contractor, we rely on third parties to provide major components and to perform certain services required by our contracts. Disruptions and performance problems caused by our suppliers and subcontractors, or a misalignment between our contractual obligations to our customers and our agreements with our subcontractors and suppliers, could have an adverse effect on our ability to meet our commitments to customers. Our ability to perform our obligations on a timely basis could be adversely affected if one or more of our suppliers or subcontractors are unable to provide the agreed-upon products or materials, perform the agreed-upon services in a timely, compliant and cost-effective manner or otherwise fail to satisfy contractual requirements. The inability of our suppliers or subcontractors to perform could also result in the need to transition to alternate suppliers or subcontractors, which could result in significant incremental cost and delay, or the need for us to provide other supplemental means to support our existing suppliers and subcontractors.

We depend upon subcontractors for a variety of reasons, including: (i) to perform work we would otherwise perform with our employees but are unable to do so as a result of scheduling demands; (ii) to supervise and/or perform certain aspects of the contract more efficiently considering the conditions of the contract; and (iii) to perform certain services that we are unable to do or which we believe can be performed at a lower cost by subcontractors.

We work closely with these subcontractors to monitor progress and address our customer requirements. However, the inability of our subcontractors to perform under the terms of their contracts could cause us to incur additional costs that reduce profitability or result in losses on projects.

Similarly, when we participate as a subcontractor, we are at risk if the prime contractor does not perform its contract.

A significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the government’s contracting or fiscal policies of the public sector could adversely affect our business, results of operations, financial condition, and growth prospects.

We derive a significant portion of our revenue from contracts with the U.S. federal government, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For example, we have historically derived, and expect to continue to derive, a significant portion of our revenue from sales to agencies of the U.S. federal government. Our perceived relationship with the U.S. government could adversely affect our future business prospects in certain non-U.S. geographies or with certain non-U.S. governments.

Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers with rights, many of which are not typically found in commercial contracts.

Accordingly, our business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including, but not limited to:

•        changes in fiscal or contracting policies or decreases in available government funding;

•        changes in government programs or applicable requirements;

•        restrictions in the grant of personnel security clearances to our employees;

•        ability to maintain facility clearances required to perform on classified contracts for U.S. federal government and foreign government agencies;

•        changes in the political environment, including before or after a change to the leadership within the government administration, or due to ongoing conflicts such as the Russia-Ukraine conflict and related economic sanctions or the conflict resulting from Hamas’ attack on Israel, and regional instability, and any resulting uncertainty or changes in policy or priorities and resultant funding;

•        changes in the government’s attitude towards the capabilities that we offer;

•        changes in the government’s attitude towards us as a company or our platforms as viable or acceptable solutions;

•        appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;

•        the adoption of new laws or regulations or changes to existing laws or regulations, including as may relate to the implementation of AI by federal agencies;

•        budgetary constraints, including automatic reductions as a result of “sequestration” or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies, for example in connection with an extended federal government shutdown;

•        influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;

•        potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics, such as the COVID-19 pandemic;

•        increased or unexpected costs or unanticipated delays caused by other factors outside of our control, such as performance failures of our subcontractors;

•        increased or unexpected costs or unanticipated delays due to performance failures by prime contractors on contracts where we are subcontractors; and

•        inability to come to terms with third parties to integrate the Merlin Pilot onto military and commercial aircraft, which may lead to unanticipated delays and costs.

Such events or activities, among others, have caused and could continue to cause governments and governmental agencies to delay or refrain from purchasing our platforms and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition, and growth prospects.

A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards have affected and may continue to significantly and adversely affect our future revenue and limit our growth prospects.

Because we generate a substantial portion of our revenue from contracts with governments and government agencies, and in particular from contracts with the U.S. government and government agencies, our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles, including as a result of a new U.S. administration. U.S. government spending levels for defense-related and other programs are uncertain and may not be sustained at the levels associated with government fiscal year 2024. In addition, the current administration has stated its intent to evaluate overall government spending, which could impact our business, results of operations, financial condition, and growth prospects. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities from defense-related and other programs as a result of competing demands for federal funds and the number and intensity of military conflicts or other factors. In recent years, U.S. government appropriations have been affected by larger U.S. government budgetary issues and related legislation, and the U.S. government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. government agencies to continue operating at prior-year levels. Our business, program performance, and results of operations have been and could be impacted by the resulting disruptions to federal government offices, workers, and operations, including risks relating to the funding of certain programs, stop work orders, as well as delays in contract awards, new program starts, payments for work performed, and other actions. We also may experience similar impacts in the event of an extended period of continuing resolutions. Generally, the significance of these impacts will primarily be based on the length of the continuing resolution or shutdown.

The U.S. government also conducts periodic reviews of U.S. defense strategies and priorities which may shift Department of Defense (“DoD”) budgetary priorities, reduce overall spending, or delay contract or task order awards for defense-related programs from which we would otherwise expect to derive a significant portion of our future revenue. A significant decline in overall U.S. government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular defense-related programs, or significant budget-related delays in contract or task order awards for large programs have affected and could continue to adversely affect our future revenue and limit our growth prospects.

U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain terms that may be unfavorable to us, which could result in contracts and opportunities consuming significant resources without generating revenue or profit.

U.S. government contracts typically involve long lead times for design and development and are subject to significant changes in scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience. Because a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition.

The U.S. government may modify, curtail or terminate one or more of our contracts, and failure to comply with contract terms or applicable laws and regulations in relation to our U.S. government contracts could expose us to penalties or other adverse consequences.

The U.S. government contracting party may modify, curtail or terminate its contracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process. Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment, or termination of one or more of our U.S. government contracts could have a material adverse effect on our earnings, cash flow and/or financial position, as well as our access to government testing facilities and/or our ability to secure pre-certification operating experience and/or revenues.

The U.S. government may also audit and investigate contractors and subcontractors; claim rights, including intellectual property rights, in products and data developed under certain contracts; suspend or debar contractors from doing business with the government or a specific government agency; impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements; and control or prohibit the export of products.

If the government discovers improper or illegal activities or contractual non-compliance (including improper billing), we may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Also, the qui tam provisions of the federal and various state civil False Claims Acts authorize a private person to file civil actions on behalf of the federal and state governments and retain a share of any recovery which can include treble damages and civil penalties. Further, the negative publicity that could arise from any such penalties, sanctions or findings could have an adverse effect on our reputation and reduce our ability to compete for new contracts with both government and commercial clients.

Crashes, accidents or incidents of aircraft could have a material adverse effect on our business, financial condition, and results of operations.

Test flying autonomous aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft or an aircraft flown by the Merlin Pilot system are possible. Operating aircraft is subject to various risks, and we expect demand for our autonomous flight services to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft or an aircraft flown by the Merlin Pilot system. Such accidents or incidents could also have a material impact on our ability to obtain or maintain FAA, CAA, or other regulatory authorities’ certification of our technology and could impact confidence in Merlin Pilot or the autonomous flight industry as a whole, particularly if such accidents were due to a safety issue. Failure to achieve certification for Merlin Pilot could delay or block commercialization. We believe that regulators and the general public are still forming their opinions about the safety and utility of advanced flight control software capabilities. An accident or incident involving either our aircraft, an aircraft flown by the Merlin Pilot system or a competitor’s aircraft while these opinions are being formed could have a disproportionate impact on the longer-term view of the emerging autonomous flight market. Opposition from pilot unions, public stakeholders, or communities could delay approvals and adoption.

Additionally, adverse publicity stemming from actual or alleged behavior of any of our employees or third-party contractors could expose us to significant reputational harm and potential legal liability. A single accident could result in significant liability. The insurance we carry may be inapplicable or inadequate to cover any such matter, in which case we may be forced to bear substantial losses. Any such incident, even if unrelated to the safety of our aircraft or our Merlin Pilot system, could result in passengers being reluctant to use our services, which could adversely impact our business, results of operations, financial conditions and prospects.

Our customers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering systems that compromise our services, or due to errors in product installation, any of which could harm our business.

Our services may contain undetected defects in the software, infrastructure, components or engineering system. Sophisticated software and applications, such as those adopted and offered by us in connection with or as a part of Merlin Pilot, may contain “bugs” that can unexpectedly interfere with the software and applications’ intended operations. Our communication services may experience outages, service slowdowns or errors from time-to-time. Defects may also occur in components or processes used for our services.

There can be no assurance that we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in decreases in sales of our services and software, lost revenues, significant warranty and other expenses, decreases in customer confidence and loyalty, losing market share to our competitors, and reputational harm.

We or our suppliers may not be able to procure or repair critical hardware components that are required in our operations.

Geopolitical events in recent times have caused multiple supply chain disruptions for companies globally. Our business relies on certain critical hardware components such as servos. If we are unable to procure such equipment, or replacement parts (at commercial prices or at all), or they are delayed, our operations may be adversely affected which would likely have a material adverse effect on our business, financial condition, results of operations and prospects. If the manufacturers of such hardware are unable to obtain materials or components themselves, they may experience manufacturing delays or have to cease manufacturing altogether. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers.

The trade policies of the U.S., on one hand, and foreign countries on the other hand, are dynamic at the moment, and trade policies such as export/import restrictions, quotas, or tariffs, changing with either of these countries, or others, may reduce the ability of our suppliers to supply us with the equipment we need, or create a shortage or lack of components necessary for their manufacture.

Uncertainties due to evolving laws and regulations could also impede the ability of a foreign-based company to obtain or maintain permits or licenses required to conduct business in various markets. Changes in any of these policies, laws and regulations, or the interpretations thereof, could have a negative impact on our business.

Such supply chain disruptions have the potential to cause material impacts to our operating performance and financial position if the delivery of equipment for use in our Merlin Pilot systems is delayed.

We may have future capital needs and may not be able to obtain additional financing to fund our capital needs on acceptable terms, or at all.

We expect to continue to incur operating losses for the foreseeable future as we continue to expand and develop, and we may need to raise additional capital within the next twelve to twenty-four months, including to make purchases of airplanes. If we are unable to raise additional capital, we may have to significantly delay, scale back or discontinue one or more of our research and development programs. We have evaluated from time to time, and we continue to evaluate, our potential capital needs in light of increasing demand for our services and generally evolving technology in our industry. We may utilize one or more types of capital raising in order to fund any initiative in this regard, including the issuance of new equity securities and new debt securities, including debt securities convertible into our common stock. Our ability to generate positive cash flows from operating activities and the extent and timing of certain capital and other necessary expenditures are subject to numerous variables, such as costs related to execution of our current Technology Roadmap, including continuing development and deployment of the Merlin Pilot and other future technologies. The market conditions and the macroeconomic conditions that affect the markets in which we operate could have a material adverse effect on our ability to secure financing on acceptable terms, if at all. We may be unable to secure additional financing on favorable terms or at all or our operating cash flows may be insufficient to satisfy our financial obligations under any of the Credit Facilities and other indebtedness outstanding from time to time.

Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes may be limited by future credit facilities. In the future, if we are not in compliance with covenants set forth in our credit facilities, we may incur additional indebtedness. Events beyond our control can affect our ability to comply with these requirements.

The terms of any additional financing may limit our financial and operating flexibility. Our ability to satisfy our financial obligations will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. Furthermore, if financing is not available when needed, or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which may have a material adverse effect on our business, financial condition and results of operations. Even if we are able to obtain additional financing, we may be required to use the proceeds from any such financing to repay a portion of our outstanding debt.

If we raise additional funds or seek to reduce our levels of indebtedness through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company. In addition, any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, and we may grant holders of such securities rights with respect to the governance and operations of our business. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited. The Business Combination Agreement further limits our ability to raise additional funds through additional indebtedness or further issuances of equity, convertible debt securities or other securities convertible into equity, which could further impact our ability to grow or support our business and to respond to business challenges prior to the Closing.

Competition could result in price reductions, reduced revenue and loss of market position and could harm our results of operations.

Our services and software are sold in competitive markets. Some of our current or potential future competitors are, or could potentially be, larger, more diversified corporations and have greater financial, marketing, production and research and development resources. As a result, they may be better able to withstand pricing pressures and the effects of periodic economic downturns. Some of our current or future competitors may offer a broader product line or broader geographic coverage to customers. Our business and results of operations may be materially adversely affected if our competitors:

•        develop services and software that are superior to our services and software;

•        develop services and software that are priced more competitively than our services and software;

•        develop methods of more efficiently and effectively providing services; or

•        adapt more quickly than we do to new technologies or evolving customer requirements.

We believe that the principal points of competition in our business are technological capabilities, geographic coverage, price, customer service, product development, conformity to customer specifications, compliance with regulatory certification requirements, quality of support after the sale and timeliness of delivery and installation. Maintaining and improving our competitive position will require continued investment in technology, manufacturing, engineering, quality standards, marketing and customer service and support. If we do not maintain sufficient resources to make these investments or are not successful in maintaining our competitive position, our operations and financial performance will suffer. We may not have the financial resources, technical expertise or support capabilities to continue to compete successfully. Due to our successful entry into autonomous flight services, other competitors could be prompted to enter this business.

We depend upon third parties to manufacture equipment components, provide services and install and maintain our equipment. If these third parties are unable to manufacture our equipment components or provide the applicable services, in each case either temporarily or permanently, such disruptions may have a material adverse effect on our business, revenue, financial results and prospects.

We rely on strategic partners for the integration of our software. If we are required for any reason (including expiration of the contract, termination by one party for material breach or other termination events) to find one or more alternative suppliers, we estimate that the replacement process could cause significantly delays to our programs depending upon the component or service, and we may not be able to contract with such alternative suppliers on a timely basis, on commercially reasonable terms, or at all. Finding and contracting with suppliers of some components may be delayed or made more difficult by current suppliers’ ownership of key intellectual property that requires alternative suppliers to either obtain rights to such intellectual property or develop new designs that do not infringe on such intellectual property. In addition, many of our components are highly integrated with other system components, which may further lengthen the time required for an alternative supplier to deliver a component or service that meets our system requirements. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with our inventory needs and production schedule, our business, financial condition and results of operations may be materially adversely affected.

The supply of third-party components and services could be interrupted or halted by a termination of our relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services on a timely basis consistent with our schedule, our business, financial condition and results of operations may be materially adversely affected.

We may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute our growth strategy.

Competition for key technical personnel in high-technology industries such as ours is intense. We believe that our future success depends in large part on our continued ability to hire, train, retain, and leverage the skills of qualified engineers and other highly skilled personnel needed to continue to develop our artificial intelligence, autonomous flight, and related technologies. We may not be as successful as our competitors at recruiting, training, retaining, and utilizing these highly skilled personnel. Any failure to recruit, train, and retain highly skilled employees may have a material adverse effect on our business.

We depend on the continued service and performance of our key personnel, including Matt George, our CEO. Such individuals have acquired specialized knowledge and skills with respect to Merlin and its operations. As a result, if any of our key personnel were to leave Merlin we could face substantial difficulty in hiring qualified successors and could experience a loss of productivity while any such successor obtains the necessary training and expertise. We do not maintain key man insurance on any of our officers or key employees. In addition, much of our key technology and systems is custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, could disrupt our operations and may have a material adverse effect on our business.

Adverse economic conditions, including economic slowdowns, may have a material adverse effect on our business.

We cannot predict the nature, extent, timing or likelihood of any economic slowdown or the strength or sustainability of any economic recovery, worldwide, in the United States or in the aviation industry. Negative conditions in the general economy both in the United States and globally, including conditions resulting from changes in gross domestic product growth, declines in consumer confidence, tariffs, labor shortages, inflationary pressures, rising interest rates, and financial and credit market fluctuations could cause a decrease in business investments, including spending on air travel and otherwise, and could materially and adversely affect the growth of our business.

In addition, geopolitical risks, including those arising from political turmoil, trade tension and/or the imposition of trade tariffs, terrorist activity and acts of civil or international hostility, are increasing. For instance, the ongoing military conflict between Russia and Ukraine and the Israel-Hamas conflict in the Middle East have had negative impacts on the global economy and created uncertainty in the global capital markets and are expected to have further global economic consequences, including disruptions of energy markets. Further, other events outside of our control, including natural disasters, climate change-related events and regional or global outbreaks of contagious diseases, may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations. If conditions of the general economy or markets in which we operate worsen from present levels, it could lead to a decrease in air travel and cause owners and operators of business aircraft to cut costs by reducing their purchases or use of private aircraft. Should an economic slowdown occur in the U.S. or globally, our business and results of operations may be materially adversely affected.

We may be unsuccessful at evaluating or pursuing strategic opportunities, which could adversely affect our revenue, financial condition and results of operation.

Our management continuously assesses whether shareholder value would be increased by engaging in strategic and/or financial relationships, transactions or other opportunities, including those that are suggested to us by third parties. There can be no assurance that we will pursue any strategic or financial relationship, transaction or other opportunity, the outcome of which is inherently uncertain. Further, the process of evaluating and pursuing any such relationship, transaction or other opportunity will involve the dedication of significant resources and the incurrence of significant costs and expenses. If we are unable to mitigate these or other potential risks relating to assessing and undertaking strategic opportunities, it may disrupt our business or adversely impact our revenue, financial condition and results of operation.

Risks Related to Our Technology and Intellectual Property

Our business, financial condition, and reputation could be adversely affected if we or any subcontractors, third party suppliers or service providers suffer service interruptions or delays, technology failures, data security incidents, compromises to controlled or sensitive information, damage to equipment or system disruptions or other failures arising from, among other things, force majeure events, cyber-attacks or other malicious activities.

To conduct our business, we rely heavily on the integrity and performance of hardware, network infrastructure, the internet and our information systems (both internal and provided by third parties) (collectively, “IT Systems”). We and certain of our third-party service providers collect, maintain and process data about employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business (collectively “Confidential Information”). If we experience frequent IT System failures that affect our operations, then our reputation, brand and customer retention could be harmed, and such failures could be material breaches of our customer contracts or regulatory requirements resulting in termination rights, penalties or claims for damages.

Our operations and services depend upon the extent to which our and our subcontractors’, suppliers’ or service providers’ IT Systems are protected against compromise, damage or interruption from a disaster. A natural catastrophe, epidemic, pandemic, industrial accident, blackout, telecommunication failure, terrorist attack, or war, or unanticipated problems with our or a critical third party’s disaster recovery systems, could cause IT Systems to be inaccessible to our employees or customers or destroy valuable data. In addition, in the event that a significant number of our managers were unavailable following a disaster, our ability to effectively conduct business could be severely compromised. These interruptions also may interfere with our suppliers’ ability to provide goods and services and our employees’ ability to perform their job responsibilities. Unanticipated problems with, or failures of, our disaster recovery systems or business continuity plans could have a material impact on IT Systems or ability to conduct business and on our results of operations and financial condition.

Despite security measures, our IT Systems may be vulnerable to attacks by external parties or may be compromised due to employee error, malfeasance, hardware or software defects or other disruptions. We may in the future experience service interruptions, service delays or technology or systems failures, which may be due to factors beyond our control. Additionally, we and many of our critical third-party service providers, like other commercial entities, have been, and will likely continue to be, subject to a variety of forms of cyberattacks on our IT Systems, attempts to gain unauthorized access to data and disruptions to our operations. These include, but are not limited to, cyberattacks, social-engineering (e.g., phishing) attacks, credential stuffing and account takeover, malware, ransomware or other extortion tactics, denial of service attacks, and other IT System-related penetrations. Hardware, software or applications developed by us or received from third parties may contain exploitable vulnerabilities, bugs, or defects in design, maintenance or manufacture or other issues that could compromise information or IT Systems. These attacks can originate from a wide variety of sources/malicious actors, including, but not limited to, persons who constitute an insider threat, who are involved with organized crime, or who may be linked to terrorist organizations or hostile foreign governments. Those and other parties may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information in order to gain access to our data or IT Systems or that of our customers or clients through social engineering, phishing, mobile phone malware, and other methods.

There is no assurance that administrative, physical, and technical controls and other preventive actions taken to reduce the risk of cyberattacks or other security incidents will completely or sufficiently protect our IT Systems and data. Cyberattacks are expected to accelerate on a global basis with threat actors becoming increasingly sophisticated in using techniques, including artificial intelligence, that are able to circumvent security controls, evade detection, and even remove forensic evidence. As a result, we may be unable to anticipate, prevent, detect, investigate, contain or recover from future attacks and incidents in a timely or effective manner. If we or critical third parties fail to prevent, detect, address and mitigate such attacks and incidents, it may impede or interrupt our business operations and could adversely affect our business, reputation, financial condition and results of operations.

Regulators, customers, or others may take action against us for any cybersecurity failures. Our continuous technological evaluations and enhancements, including changes designed to update our protective measures, may increase our risk of a breach or gap in our security. Regulators’ and others’ scrutiny of cybersecurity compliance, including in connection with new and developing laws and regulations, is increasing. This, in turn, could increase our compliance costs and operational burdens, especially as regulatory and legislative focus on cybersecurity matters intensifies. For example, as a contractor to the DoD, we are subject to the National Institute of Standards and Technology Special Publication 800-171 and other DoD cybersecurity requirements. In addition, we are subject to the Cybersecurity Maturity Model Certification (“CMMC”) requirement, which requires all contractors to, depending on the level of security required, perform a self-assessment or receive specific third-party cybersecurity certifications to be eligible for contract awards. Any failure to comply with these requirements could restrict or eliminate our ability to bid for, be awarded and perform on DoD contracts. The DoD expects that all new contracts will be required to comply with the CMMC by 2026, and initial requests for information and for proposals have already begun. We are in the process of evaluating our readiness and preparing for the CMMC. We will also be required to go through a CMMC recertification or new self-assessment process periodically, depending on the level of security required. In addition, any obligations that may be imposed on us under the CMMC may be different from, or in addition to, those otherwise required by applicable laws and regulations, which may cause additional expense for compliance. To the extent we, or our subcontractors or other third parties on whom we rely are unable to achieve certification in advance of contract awards that specify the requirement, we may be unable to bid on contract awards or follow-on awards for existing work with the DoD, which could materially and adversely affect our results of operations, financial condition, business and prospects. Failure to comply with these requirements may also subject us to bid protest challenges for the award of new contracts or False Claims Act allegations claiming damages to the government based on such non-compliance.

As our business grows, we may also be subject to certain laws, regulations and other requirements under state, federal and international laws relating to the privacy, security and handling of personal information. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application, or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security, including in relation to cybersecurity incidents. It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes or change our handling of Confidential Information and business operations. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements could result in legal claims or proceedings (including class actions), regulatory investigations, enforcement actions or fines and penalties. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

We or our technology suppliers may be unable to continue to innovate and provide services and software that are useful to our customers.

The market for our services is characterized by evolving technology, changes in customer needs and performance expectations, and frequent new service and product introductions. Our success will depend, in part, on our and our suppliers’ ability to continue to enhance existing technology and services or develop new technology and services on a timely and cost-effective basis. If we or our suppliers fail to adapt quickly enough to changing technology, customer requirements and/or regulatory requirements, our business and results of operations may be materially adversely affected. We expect to have to invest significant capital to keep pace with innovation and changing technology, and if the amount of such investment exceeds our plans or the amount of investment permitted under any future credit arrangements, it may have a material adverse effect on our results of operations.

As is common in industries like ours, changing technology may result in obsolescence as we implement new technologies and retire old technologies. As we encounter such obsolescence, we must ensure that we have a sufficient supply of parts and equipment compatible with our existing technology, as well as access to maintenance, repair and other critical support services, until the transition is completed. Certain suppliers may determine to stop manufacturing and supplying end-of-life parts, products and equipment, or may stop providing related services, prior to completion of our transition. In the event that we are unable to obtain sufficient inventory from our existing suppliers, we would be required to engage new suppliers who have access to the intellectual property required to manufacture and support components that meet our specifications, and we may be unable to contract with such suppliers on commercially reasonable terms, or at all. We have implemented policies and procedures intended to ensure that we timely anticipate technology and product transitions and have access to sufficient inventory and services, but if such policies prove ineffective and we are unable to continue to engage suppliers with the capabilities or capacities required by our business to effect a transition, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with our schedule, our business, financial condition and results of operations may be materially adversely affected. In addition, following our retirement of end-of-life technologies, we may find that we have either obsolete or excess inventory on hand and might have to write off unusable inventory, which could have a material adverse effect on our results of operations.

If we fail to obtain licenses or comply with our obligations in these agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are party to intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various obligations on us.

We may need to obtain licenses from third parties to advance our research or allow commercialization of our services and software, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our services or software, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our future services and software, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

If we are unable to maintain, protect or enforce our intellectual property rights, it may have a material adverse effect on our business, revenue, financial results and prospects.

We rely on trademark, copyright, patent and trade secret law, and contracts (such as confidentiality agreements with our employees, vendors, customers and others) to establish and protect our intellectual property rights. The laws underlying the protections secured through such intellectual property rights are subject to change at any time, and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights.

We rely on our trademarks to distinguish our services from those of our competitors and have registered, applied to register, or anticipate registering many of these trademarks, including “MERLIN” and the Merlin Bird Logo. Third parties may oppose our applications or otherwise challenge our use of our registered and unregistered trademarks. If our trademarks are successfully challenged and we lose the right to use those trademarks, we could be forced to rebrand our services, which could result in loss of brand recognition and require us to devote resources to developing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademark rights if they are infringed or otherwise violated.

We also rely on trade secret protection for our unpatented proprietary technology to preserve our position in the market. To protect our trade secrets and other proprietary information, we typically require employees, consultants and others to whom we grant access to the information to enter into confidentiality agreements. However, we cannot assure you that we have entered into these agreements with everyone who has access to our proprietary information, that the agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of our proprietary information, and that the agreements will not be breached. If we are unable to maintain the proprietary nature of our technologies, our prospects, financial condition, and results of operations could be harmed. Also, trade secret laws do not generally prevent others from independently developing the same or similar technology to ours without improperly accessing or using our proprietary information.

We have applied for and obtained patent protection relating to certain of our proprietary technologies, and we expect to continue to apply for additional patent protection. However, we cannot assure you that our patent applications will be issued as patents, or that any of our issued patents will be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. Further, our issued patents could be challenged, invalidated, rendered unenforceable or circumvented by others. If we fail to obtain issuance of patents, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the patent protections afforded our proprietary technologies could be impaired. Such impairment could harm our ability to market our services and software, negatively affect our competitive position and harm our business and operating results, including by requiring us to re-design our affected technologies. Competitors may develop and obtain patent protection for more effective designs, methods, processes or other technologies. Also, patent applications in the U.S. typically are not published for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind the discoveries, we cannot be certain that we will be the first to file patent applications on inventions that we conceive, or that the inventions have not been conceived by others without our knowledge. We cannot assure you that we will learn of all instances of infringement, and even if we become aware of infringement, we cannot assure you that we will have adequate resources to enforce our patents.

Despite our efforts to protect our intellectual property, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that our intellectual property is invalid or unenforceable, or that they do not infringe upon our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or may take in the future in an effort to prevent infringement, misappropriation or other violations may be unsuccessful. Litigation is costly and uncertain and diverts management attention and other resources.

Patent, trademark, trade secret and other intellectual property laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as they are protected in the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States. Failure to adequately protect or enforce our intellectual property rights, which on a global scale may be prohibitively expensive, could result in our competitors offering similar services, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, financial condition, results of operations, cash flow and prospects.

In order to commercialize certain of our services, we may also license patents, as well as unpatented technology, owned by third parties in exchange for royalty payments and our performance of other obligations. Our breach of any of these licenses may expose us to termination of the license, financial liability or legal claims, and the termination of any of the licenses could require us to cease making, using or selling services that exploit the patented technology. In the future, we may not be able to secure rights, on reasonable terms, or at all, to any improvements to the patented inventions that we license. Any of the foregoing may result in a loss of competitive advantage, decrease in our revenue, or increase in our operating expenses, or otherwise adversely affect our prospects, financial condition, and results of operations.

We may be subject to claims that we infringe third party intellectual property rights, which could result in significant costs and materially adversely affect our business and results of operations.

In recent years, there has been substantial intellectual property litigation in the autonomous navigation and related industries. We may in the future face claims that we are violating third-party intellectual property rights, particularly as we expand our business and the services that we offer. As our public profile increases, the possibility of third parties asserting their intellectual property rights against us grows. Our competitors and others may now and in the future have significantly larger patent portfolios than us.

While we try to avoid infringing the intellectual property rights of others, we may unknowingly do so. Any claims of patent or other intellectual property infringement, even those without merit, could be expensive and time consuming to defend, cause us to cease making, using or selling services that incorporate or otherwise use the asserted intellectual property, require us to redesign, reengineer, or rebrand our services if feasible, and impair our ability to retain customers or attract prospects. Third parties may assert their intellectual property rights against our customers, which could cause us financial and reputational harm, and cause us to lose customers and prospects. Claims of intellectual property infringement, misappropriation or other violation brought against us or our customers may require us to license third-party intellectual property. Any licensing agreements, if required, may not be available to us on acceptable terms, if at all. A successful claim of infringement against us, or the settlement of an infringement claim, could result in us being required to pay significant damages, enter into costly license agreements, or cease making, using, or selling certain services. Any of these events could materially adversely affect our business, financial condition, and results of operations.

Certain of our suppliers do not indemnify us for third-party claims that our use of the supplier’s technology infringes or otherwise violates third-party intellectual property rights, and we may be liable for such claims. Performance of our intellectual property indemnification obligations and our lack of protection from our suppliers for third-party infringement claims against us may have a material adverse effect on our business and financial condition.

Our use of open-source software could limit our ability to commercialize our technology, and subject us to possible claims or proceedings.

Open-source software is software made available to the public under the terms of an open-source software license, and typically in source code form. Some open-source licenses require as a condition of their distribution that software that is combined with the open-source software and distributed or made available to third parties must be distributed or offered in source code form under the terms of the applicable open-source license. We use open-source software and may not have identified all such open-source software and cannot guarantee that we are in full compliance with the terms of the applicable open-source software licenses. Depending on how we use open-source software and the licenses applicable to it, we could be required to distribute or offer the source code of portions of our proprietary software to recipients of our services for no cost and/or allow the recipients to create derivative works, and the recipients could further license those portions to others, including to competitors. If a licensor of open-source software that we use alleges that we have not complied with the terms and conditions of the applicable license, we may be required to defend the allegations, pay significant damages, cease distributing or making available the software that uses the open-source software, obtain a proprietary or commercial license agreement from the licensor, re-engineer our software, or comply with the terms and conditions of the applicable license. Any of these events could have a material adverse effect on our business.

Material defects or errors in our software, firmware or hardware may damage our reputation, result in claims against us, and impair our ability to sell our services.

Our services rely on complex systems and components that could contain errors or defects. We rely on independent contractors, software vendors, manufacturers and other suppliers to develop, manufacture and supply software, firmware and hardware for these systems and components, any of which may exhibit errors, misconfiguration, bugs, or other design or manufacturing defects. Although we typically have support agreements and other protections in our agreements with these vendors and suppliers, our recourse under the agreements may be insufficient to compensate us for damage or liability that we suffer in the event that the components are faulty or failure to perform in accordance with the expectations of our users and customers. Moreover, maintenance and upgrade of our technologies may be labor and cost-intensive, including due to the geographic coverage of our network, the complexity of the technologies involved, and the need to test them extensively prior to operation. Moreover, aircraft operators use our Merlin Pilot service to autonomously aviate, navigate and communicate with air traffic control and aircraft and other activities that may be mission or safety critical. If errors or defects in our technology impairs the operation of an aircraft or results in damage to an aircraft, loss of or damage to property, serious injury or death could result. Any of these events could expose us to claims and significant liability, result in revocation of regulatory approvals, adversely affect our financial condition and results of operations, and imperil the ongoing operation of our business.

The centrality of artificial intelligence technology to our services and business exposes us to risks innate to the development of artificial intelligence models and securing intellectual property rights in those models.

We use artificial intelligence (“AI”), machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (collectively, “AI Technologies”), throughout our business, and we are making significant investments in this area. For example, AI Technologies form the core of our autonomous flight and related technologies.

We expect that increased investment will be required in the future to continuously improve our proprietary AI Technologies and the use thereof. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of our investments in such technologies will always enhance our services or be beneficial to our business, including our efficiency or profitability.

In particular, if the models underlying our proprietary AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, then the performance of our services, software and business, as well as our reputation, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

With respect to our services and software that incorporate our proprietary AI Technologies, the market for such services and software is rapidly evolving and unproven in many industries, including our own, and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services and software may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance and consumer perceptions of services and software that incorporate our proprietary AI Technologies are uncertain. Our failure to successfully develop and commercialize our services and software involving our proprietary AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers, and our business will be harmed. In addition, to the extent any third party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

We are in varying stages of development in relation to our proprietary AI Technologies. The continuous development, maintenance and operation of our proprietary AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, the models underlying our proprietary AI Technologies can experience decay (also known as “model drift”) in which its performance and accuracy decrease over time without further human intervention to correct such decay.

We may not be successful in our ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational and market factors. Our efforts to develop proprietary AI models could increase our operating costs. Our ability to develop proprietary AI models may be limited by our access to processing infrastructure or training data, and we may be dependent on third-party providers for such resources.

Certain of the data that we use in developing our proprietary AI Technologies may be (or in the future may need to be) licensed from third parties, and we are dependent upon our ability to obtain necessary data licenses within appropriate time frames and on commercially reasonable terms, and such third parties’ assurances that such data was obtained and provided to us lawfully. Our data suppliers may withhold their data from us in certain circumstances, for example: if there is a competitive reason to do so; if we breach our contract with a supplier; if they are acquired by one of our competitors; or if new laws or case law restrict the use or dissemination of the data they provide. Additionally, we could terminate relationships with our data suppliers if they fail to adhere to our data quality, vendor or other standards. If a substantial number of data suppliers were to withdraw or withhold their data from us, or if we sever ties with our data suppliers based on their inability to meet our standards, our ability to provide services and software to our customers, and our revenue prospects, could be materially adversely impacted.

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation and financial condition.

Given the long history of development of AI Technologies, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI Technologies.

We may use AI Technologies, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, AI Technologies have sometimes generated content that is “substantially similar” to proprietary or open-source code on which the AI tool was trained. If the AI Technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI generated software code. If our tools generate code that is too similar to open-source code, we risk losing protection of our own proprietary code that is commingled with such code. Finally, to the extent we use third-party AI Technologies to develop software code, the terms of use of these tools may state that the third-party provider retains rights in the generated code.

Risks Related to Litigation and Regulation

We are reliant on aviation regulations and certification from regulatory authorities such as the Federal Aviation Authority (FAA) and/or New Zealand Civil Aviation Authority (CAA) and Military Airworthiness authorities to certify our technology on aircraft.

We may experience delays and additional costs to receive one or more of these certifications in order for us to operate aircraft using our technology We may be unable to obtain or maintain relevant regulatory approvals for the commercialization or operation of our aircraft technologies or services, either in the United States or in foreign markets.

The commercialization of new aircraft and the operation of autonomous flight services require certain regulatory authorizations and certifications, including Type Certification, Production Certification and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications. While we have received our Part 135 Air Carrier Certificate and anticipate being able to obtain the remaining required authorizations and certifications, we may be unable to do so on the timeline we project, or at all. Circumstances outside of our control could delay the receipt of our required certifications. For example, FAA staffing depends, in large part, on the annual appropriations process and the agency’s ability to retain and recruit sufficient resources with relevant experience and expertise. Failure to pass an annual appropriation bill has in the past resulted in temporary government shutdowns. A future shutdown, or a failure by Congress to pass an FAA reauthorization bill (or extension) could delay the rulemaking and certification process. Additionally, recent focus on reducing the size of the federal workforce could negatively impact the availability of resources within the FAA which could delay our progress towards certification.

We are also pursuing certification of our aircraft and approval to operate our services in other countries. While many of these countries have established processes for validating a type certificate issued by the FAA, others, such as the UAE, are developing new processes to leverage our work with the FAA and provide a path for approval of initial operations that could precede type certification in the United States. The regulatory agencies charged with granting approval for our aircraft and our services in other countries may be subject to many of the same funding and staffing risks that exist in the United States. Additionally, pursuing certification and operations outside the United States is subject to additional risks, including regulatory regimes that may be less familiar to us or may have less experience in certifying and approving new and novel aircraft. If we fail to obtain any of the required authorizations or certificates, or do so in a timely manner, or any of these authorizations or certificates are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial service or do so on the timelines we project and may have an adverse impact on our business, financial condition and results of operations.

Regulation by United States and foreign government agencies, including the FAA and CAA, which regulates the civil aviation manufacturing and repair industries in the United States and New Zealand, may increase our costs of providing service or require us to change our services.

Any inability to obtain, delay in obtaining (including as a result of a government shutdown or funding shortages), or change in, needed FAA certifications, authorizations, or approvals, could have an adverse effect on our ability to meet our research & development, installation commitments, manufacture and sell parts for installation on aircraft, or expand our business. Following installation of our equipment, if we were to discover that our equipment or components of our equipment were not in compliance with the FAA’s requirements, or if the FAA’s requirements changed, our non-compliance could result in our incurring material costs to inspect and modify or replace such equipment, and could result in our system being turned off or installed aircraft being grounded. If we fail to comply with the FAA’s many regulations and standards that apply to our activities, we could lose the FAA certifications, authorizations, or other approvals on which our research & development, manufacturing, installation, maintenance, preventive maintenance and alteration capabilities are based. In addition, from time to time, the FAA or comparable foreign agencies adopt new regulations or amend existing regulations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business. To the extent that any such new regulations or amendments to existing regulations or policies apply to our activities, our compliance costs would likely increase. Software updates and feature changes may trigger re-certification, delaying deployment and increasing costs.

Adverse decisions or regulations of these U.S. and foreign regulatory bodies may have a material adverse effect on our business and results of operations. We are unable to predict the impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

A shifting regulatory framework governing use of AI in the United States and abroad may hinder our ability to develop, maintain, or deploy the technologies at the core of our business.

The regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and new laws regulating AI Technologies have either entered into force in the United States and the EU in 2024 or are expected to enter into force in 2025.

It is also possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our services, software and business and the way in which we use AI Technologies. Further, the cost to comply with such laws, regulations, and decisions could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions around the world. The FCPA, the Bribery Act and similar applicable laws generally prohibit companies, their officers, directors, employees and third-party intermediaries, business partners and agents from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and other third parties where we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, resellers and agents, even if we do not explicitly authorize such activities. While we have policies and procedures and internal controls to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. To the extent that we learn that any of our employees, third-party intermediaries, agents, or business partners do not adhere to our policies, procedures, or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees, third-party intermediaries, agents, or business partners have or may have violated such laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the Bribery Act, or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, fines and penalties, all of which may have a material adverse effect on our business, financial condition and results of operations.

Expenses, liabilities or business disruptions resulting from litigation could adversely affect our results of operations and financial condition.

Our operations are characterized by the use of new technologies and services across multiple jurisdictions that implicate various statutes and a range of rules and regulations that may be subject to broad or creative interpretation. This may result in litigation, including class action lawsuits, the outcome of which may be difficult to assess or quantify due to the potential ambiguity inherent in these regulatory schemes and/or the nascence of our technologies and services. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our services and software, or require us to pay significant monetary damages, which may have a material adverse effect on our results of operations. From time to time, we may also be subject to other claims or litigation in the ordinary course of our business, including, for example, claims related to employment matters.

In addition, costly and time-consuming litigation could be necessary to enforce our existing contracts and, even if successful, may have a material adverse effect on our business. In addition, litigation by or against any customer or supplier could have the effect of negatively impacting our reputation and goodwill with existing and potential customers and suppliers.

Risks Related to New Merlin’s Securities Following the Business Combination

There may not be an active trading market for New Merlin Common Stock, which may make it difficult to sell shares of New Merlin Common Stock.

An active trading market for New Merlin Common Stock may not develop or be sustained following the closing of the Business Combination. If an active trading market for New Merlin Common Stock does not develop or is not sustained, you may not be able to sell your shares at an attractive price or at all. Furthermore, an inactive market may also impair New Merlin’s ability to raise capital by selling shares of New Merlin Common Stock in the future, and may impair New Merlin’s ability to enter into strategic collaborations or acquire companies or products by using shares of New Merlin Common Stock as consideration.

The requirements of being a public company in the U.S., if the Business Combination is completed, may strain the Company’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

Requirements associated with being a public company in the United States will require significant resources and management attention. After the completion of this offering, we will become subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, and Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies will require substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations and financial condition. We will also need to hire additional personnel to support our financial reporting function and may face challenges in doing so.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Merlin’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Merlin’s securities may decline. The market values of these securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Inflection Point’s shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Inflection Point Class A Ordinary Shares, the market value of shares of New Merlin Common Stock and securities convertible into or exercisable for shares of New Merlin Common Stock issued in the Business Combination may be higher or lower than the values of these securities on earlier dates.

In addition, following the Business Combination, shares of New Merlin Common Stock will not have any redemption rights like the Public Shares had and fluctuations in the price of shares of New Merlin Common Stock could contribute to the loss of all or part of your investment. The trading price of shares of New Merlin Common Stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Inflection Point’s, Merlin Lab OpCo’s or New Merlin’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of shares of New Merlin Common Stock. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment and shares of New Merlin Common Stock may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of shares of New Merlin Common Stock may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of shares of New Merlin Common Stock irrespective of New Merlin’s operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Merlin could depress New Merlin’s share price regardless of New Merlin’s business, prospects, financial conditions or results of operations. A decline in the market price of New Merlin’s securities also could adversely affect New Merlin’s ability to issue additional securities and New Merlin’s ability to obtain additional financing in the future.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, Holders of Merlin’s securities may be required to pay substantial U.S. federal income taxes.

Inflection Point and Merlin intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Latham & Watkins LLP intends to deliver an opinion on the basis of facts, representations and assumptions and subject to the limitations and qualifications set forth or referred to in such opinion regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of each of Inflection Point and Merlin to complete the Merger, however, are not conditioned on the receipt of any such opinion. Such opinion of counsel will be based on customary assumptions and certain representations, warranties, and covenants of Inflection Point, Merlin, and Merger Sub. If any of these assumptions, representations, warranties, or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date of such opinion of counsel, the validity of such opinion of counsel may be adversely affected. In addition, such opinion of counsel is not free from doubt because there is no authority directly addressing the treatment of all of the particular facts of the Merger for U.S. federal income tax purposes. Any opinion of counsel represents a counsel’s legal judgment but is not binding on the IRS or any court. Neither Inflection Point nor Merlin intends to request a ruling from the IRS with respect to the tax treatment of the Merger, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Merger described below or that a court would not sustain such a challenge. If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then a Holder (as defined in “U.S. Federal Income Tax Considerations of the Merger to Holders of Merlin Securities and Merlin — I. U.S. Holder”) that exchanges Merlin securities for New Merlin securities in the Merger may recognize taxable gain in connection with such exchange and could be subject to substantial U.S. federal income taxes. For more information on the material U.S. federal income tax consequences of the Merger to Holders of Merlin securities, see “— Tax Consequences of the Merger to U.S. Holders of Merlin Common Stock” and “— Tax Consequences of the Merger to Non-U.S. Holders of Merlin Common Stock”.

The Proposed Charter will provide, subject to limited exceptions, that the courts of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

The Proposed Charter will require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Charter. In addition, the Proposed Charter will provide that this choice of forum does not apply to any complaint asserting a cause of action under the Securities Act and the Exchange Act. Finally, the Proposed Charter will provide that federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act.

While the Delaware Supreme Court has upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to the exclusive forum provision in the proposed Ne Proposed Charter, a court of a state other than the State of Delaware could decide that such provisions are not enforceable under the laws of that state.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

General Risk Factors

We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result international trade disputes and ongoing military disputes and related geopolitical uncertainty. International trade disputes, including threatened or implemented tariffs by the Trump administration and threatened or implemented tariffs by foreign countries in retaliation, could adversely impact Merlin’s business. Trade disputes could also adversely impact supply chains which could now or in the future increase costs for Merlin or delay delivery of key inventories and supplies. Trade disputes can also be highly disruptive to global financial markets. The length and impact of the ongoing trade disputes and military conflicts are highly unpredictable. Merlin and Inflection Point are continuing to monitor the trade disputes, inflation, interest rates and the military conflicts and the impacts to global capital markets, to Merlin’s business, and to the parties’ ability to complete the Business Combination.

The 1% excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following the Business Combination, hinder our ability to consummate the Business Combination, and decrease the amount of funds available for distribution.

On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax applies only to stock repurchases occurring in 2023 and beyond. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased by the repurchasing corporation during the same taxable year. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “netting rule”). The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax.

On December 27, 2022, the U.S. Department of the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax.

As provided in the Business Combination Agreement, the redemption of Inflection Point Class A Shares in connection with the Business Combination will take place at a time when we are a Cayman Islands exempted company. Furthermore, on April 12, 2024, the U.S. Department of Treasury published proposed regulations clarifying many aspects of the excise tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in an F reorganization (as discussed more fully in “Material U.S. Federal Income Tax Considerations”), the corporation is not treated as a U.S. corporation until the day after the reorganization. Therefore, subject to the timing of the redemption of Inflection Point Class A Shares, we believe that the excise tax will not apply given that we will not be a “covered corporation” within the meaning of the Inflation Reduction Act at the time of the redemption of Inflection Point Class A Shares. Although these proposed regulations are not final, taxpayers generally may rely on them until final regulations are issued.

However, the U.S. Department of Treasury has been given authority to provide proposed and final regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. If our interpretation related to the existing provision of the excise tax is not correct or if future guidance were to treat us as a covered corporation for purposes of the excise tax, then it is possible that the excise tax will apply to any redemptions of the Inflection Point Class A Shares after December 31, 2022, including redemptions in connection with the Business Combination or any other initial business combination, unless an exemption is available. Consequently, the value of your investment in our securities may decrease as a result of the excise tax. In the event the excise tax applies, issuances of stock in connection with the Business Combination, issuances of securities in connection with the Closing PIPE Investments at the time of the Business Combination and any other equity issuances (whether in connection with the Business Combination or otherwise) issued in the same taxable year of a redemption may reduce the amount of the excise tax in connection with redemptions at such time under the netting rule.

Inflection Point is, and we expect that New Merlin will be, an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Inflection Point is, and we expect that New Merlin will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Accordingly, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Inflection Point Class A Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, Inflection Point is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New Merlin will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New Merlin will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or Merlin’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New Merlin is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New Merlin will remain a smaller reporting company after the Closing. To the extent that New Merlin takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by the Cayman Constitutional Documents, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder’s derivative action in a federal court of the United States.

We have been advised by Ogier (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as Public Shareholders of a U.S. company.

The Cayman Constitutional Documents provide that the courts of the Cayman Islands will be the exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

The Cayman Constitutional Documents provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

The Cayman Constitutional Documents also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in the Inflection Point Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

Recent increases in inflation in the United States and elsewhere could make it more difficult for us to complete the Business Combination.

Recent increases in inflation in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, or other national, regional or international economic disruptions, any of which could make it more difficult for us to complete the Business Combination.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to Inflection Point and received at its registered office will be forwarded unopened to the forwarding address supplied by Inflection Point to be dealt with. None of Inflection Point, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address, which may impair your ability to communicate with us.

EXTRAORDINARY GENERAL MEETING OF INFLECTION POINT

general

Inflection Point is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Inflection Point Board for use at the extraordinary general meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides Inflection Point shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at 10:00 a.m., New York City time, on March 12, 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitionIV/2026.

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

•        the Domestication Proposal. The Proposed Charter is attached to this proxy statement/prospectus as Annex B;

•        the Stock Issuance Proposal;

•        the Organizational Documents Proposal. The Proposed Charter and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively;

•        the Advisory Organizational Documents Proposals;

•        the Director Election Proposal;

•        the New Merlin Incentive Plan Proposal;

•        the New Merlin Employee Stock Purchase Plan Proposal (collectively with the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Director Election Proposal and the New Merlin Incentive Plan Proposal, the “Condition Precedent Proposals”); and

•        the Adjournment Proposal.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Organizational Documents Proposal and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Inflection Point Board

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Merlin Incentive Plan Proposal, “FOR” the approval of the New Merlin Employee Stock Purchase Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

For a description of the Special Committee’s and the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The Special Committee’s and the Inflection Point Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the Inflection Point Board in favor of approval of these proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Inflection Point shareholders. Please see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”.

Record Date; Who is Entitled to Vote

Inflection Point shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on February 2, 2026, which is the “Record Date” for the extraordinary general meeting. Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date on each Transaction Proposal on which such Inflection Point Ordinary Share is entitled to vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Rights do not have voting rights. As of the close of business on the Record Date for the extraordinary general meeting, there were 33,758,333 Inflection Point Ordinary Shares issued and outstanding, of which 25,000,000 were issued and outstanding Public Shares.

The Sponsor, Inflection Point Fund and each director and each officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Inflection Point believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Proxies relating to “street name” shares that are returned to Inflection Point but marked by brokers as “not voted” are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of one-third of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

As of the Record Date for the extraordinary general meeting, 11,252,779 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor and Inflection Point Fund have agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares. The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As a result, only 8,120,835 additional shares would need to be voted in favor of the Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Business Combination Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the Domestication Proposal requires a special resolution of the Inflection Point Class B Shareholders, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents. The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Domestication Proposal will have no effect, even if approved by holders of the Inflection Point Class B Shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares who, being in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Organizational Documents Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares who, being in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Advisory Organizational Documents Proposals are not conditioned upon any other proposal.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the New Merlin Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The New Merlin Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the New Merlin Incentive Plan Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the New Merlin Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The New Merlin Employee Stock Purchase Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the New Merlin Employee Stock Purchase Plan Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each Inflection Point Class A Share and each Inflection Point Class B Share that you own in your name entitles you to one vote on each Shareholder Proposal on which such Inflection Point Ordinary Share is entitled to vote. Your proxy card shows the number of Inflection Point Ordinary Shares that you own.

If you are a record owner of your shares, there are two ways to vote your Inflection Point Ordinary Shares at the extraordinary general meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Inflection Point Board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Merlin Incentive Plan Proposal, “FOR” the approval of the New Merlin Employee Stock Purchase Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Proxy cards received less than 48 hours prior to the start of the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote During the Meeting.

•        You can attend the extraordinary general meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above.

•        If your shares are registered in your name with Continental and you wish to attend the extraordinary general meeting virtually, go to https://www.cstproxy.com/inflectionpointacquisitionIV/2026, enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend virtually.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact Continental at least five (5) business days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name”, you must obtain a legal proxy from your broker, bank or nominee. That is the only way Inflection Point can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an Inflection Point shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        sending another proxy card with a later date;

•        notifying Michael Blitzer, President and Chief Executive Officer of Inflection Point, in writing before the extraordinary general meeting that you have revoked your proxy; or

•        attending the extraordinary general meeting in person (including virtually), revoking your proxy, and voting as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Inflection Point Ordinary Shares, you may call Alliance Advisors, our proxy solicitor, by calling +1 (855) 206-2037, or by emailing BACQ@allianceadvisors.com.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(d)    (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Rights prior to exercising your redemption rights with respect to the Public Shares;

(e)     submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(f)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on March 10, 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Redemption is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares at the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.52 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s deposit withdrawal at custodian (“DWAC”) system. Continental will typically charge the tendering broker $100 and it would be up to the broker to decide whether to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.

Any request for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Inflection Point’s consent, until the Redemption. Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Inflection Point permit the withdrawal of the redemption request and instruct Continental to return the certificate (physically or electronically). The holder can make such request by contacting Continental at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental at least two business days prior to the initial scheduled date of the extraordinary general meeting.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Sponsor, officers and directors have agreed to, among other things, vote in favor of the Business Combination and waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by our Sponsor, officers and directors will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares.

Holders of the Inflection Point Rights will not have redemption rights with respect to the Inflection Point Rights.

The closing price of Public Shares on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.52. As of the Record Date, funds in the Trust Account totaled $263,081,217 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.52 per issued and outstanding Public Share.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Public Shares.

Appraisal Rights

Neither Inflection Point’s shareholders nor the holders of Inflection Point Rights have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation

Inflection Point is soliciting proxies on behalf of the Inflection Point Board. This solicitation is being made by mail but also may be made by telephone or in person. Inflection Point and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Inflection Point will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Inflection Point will bear the cost of the solicitation.

Inflection Point has engaged Alliance Advisors to assist in the solicitation process and will pay Alliance Advisors a fee of $22,500, plus disbursements.

Inflection Point will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Inflection Point will reimburse them for their reasonable expenses.

Inflection Point Shareholders

As of the Record Date, there were 33,758,333 Inflection Point Ordinary Shares issued and outstanding, which include the 8,333,333 Founder Shares held by the Sponsor, the 425,000 shares included in the Private Placement Units held by the Sponsor, and 25,000,000 Public Shares. As of the Record Date, there was outstanding an aggregate of 25,425,000 Inflection Point Rights, which include the 425,000 Inflection Point Rights included in the Private Placement Units held by the Sponsor, and 25,000,000 Inflection Point Rights sold as part of the Inflection Point Units in Inflection Point’s IPO.

Potential Purchases of Public Securities

At any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. In addition, at any time at or prior to the extraordinary general meeting, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Securities, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares, or Public Rights in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Inflection Point Shareholder Approval of the Business Combination, (2) reduce the number of Public Rights outstanding and/or increase the likelihood of approval on any matters submitted to the Public Rights holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Inflection Point Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or

Merlin’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Merger. Capitalized terms under this section not otherwise defined in this proxy statement/prospectus have the respective meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Inflection Point, Merger Sub, Merlin, or any other matter.

Structure of the Business Combination

On August 13, 2025, Inflection Point entered into the Business Combination Agreement with Merlin and Merger Sub, pursuant to which, among other things, subject to shareholder approval, following the Domestication, Merger Sub will merge with and into Merlin, with Merlin surviving as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin OpCo will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Merlin OpCo and its subsidiaries.

Prior to and as a condition of the Closing, pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation by transferring out of the Cayman Islands and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL and the Companies Act. For more information, see the section of this proxy statement/prospectus entitled “The Domestication Proposal”.

The following diagrams illustrate in simplified terms the current structure of Inflection Point and Merlin and the expected structure of New Merlin immediately following the Closing.

Simplified Pre-Combination Structure

The Merger

Simplified Post-Combination Structure

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Inflection Point and Merlin, certain of which are qualified by materiality and material adverse effect and knowledge and, as applicable, are further modified and limited by the Disclosure Schedules. The representations and warranties of Inflection Point are also qualified by information included in Inflection Point’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of Merlin

The Business Combination Agreement contains representations and warranties of Merlin relating to, among other things, proper organization and standing, authorization, binding agreement, capitalization, subsidiaries, no conflict, governmental consents and filings, financial statements, undisclosed liabilities, absence of certain changes, compliance with laws, government contracts, permits, litigation, material contracts, intellectual property, taxes and tax returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, top customers and suppliers, certain business practices, the Investment Company Act, finders and brokers, independent investigation and information supplied, and that there are no additional representations or warranties.

Representations and Warranties of Inflection Point

The Business Combination Agreement contains representations and warranties of Inflection Point relating to, among other things, proper organization and standing, authorization, binding agreement, government approvals, non-contravention, capitalization, SEC filings and financial statements, absence of certain changes, undisclosed liabilities, compliance with laws, legal proceedings, orders, permits, taxes and tax returns, properties, the Investment Company Act, the Trust Account, finders and brokers, certain business practices, insurance, information supplied, independent investigation, and that there are no additional representations and warranties.

Merlin Material Adverse Effect

Under the Business Combination Agreement, certain of the representations and warranties of Merlin are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, “Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Merlin and its direct and indirect subsidiaries (collectively, the “Target Companies”), taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Business Combination; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:

(a)     any change in applicable laws or U.S. GAAP or any interpretation thereof following the date of the Business Combination Agreement,

(b)    any change in interest rates or economic, political, business or financial market conditions generally,

(c)     the taking of any action required by the Business Combination Agreement,

(d)    any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or change in climate,

(e)     any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions,

(f)     any failure of the Target Companies to meet any projections or forecasts (provided that this clause shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect),

(g)    any Events generally applicable to the industries or markets in which Merlin and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers),

(h)    the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target Companies,

(i)     any matter set forth on the Disclosure Letter of Merlin, or

(j)     any action taken by, or at the request of, Inflection Point.

Any event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations.

Inflection Point Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Inflection Point are qualified in whole or in part by a material adverse effect standard on the ability of Inflection Point to consummate the Business Combination for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, “Purchaser Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of Inflection Point; provided, however, that no change or effect related to any of the following, alone or in combination, will be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (i) the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby; (ii) the taking of any action required by the Business Combination Agreement or any ancillary document to the Business Combination Agreement; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (v) the Redemption; (vi) any breach of any covenants, agreements or obligations of any Pre-Funded Investor, Inflection Point Fund or investor in any PIPE Investment, in each case who is not Inflection Point Asset Management LLC or an affiliate of Inflection Point Asset Management LLC, under any Pre-Funded NPA, Pre-Funded SPA, Series A SPA, and Additional Series A SPA or other similar agreement related to financing Merlin or Inflection Point (including any breach of such Person’s obligations to fund any amounts thereunder when required); (vii) changes or proposed changes in applicable law, regulations or interpretations thereof or decisions by courts or any governmental authority after the date of the Business Combination Agreement; (viii) changes or proposed changes in U.S. GAAP (or any interpretation thereof) after the date of this Agreement; or (ix) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

Survival of Representations and Warranties

Except as expressly provided the Business Combination Agreement or in the case of a fraud claim against a person, none of the representations and warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any other certificate, statement or instrument delivered pursuant to the Business Combination

Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.

Covenants and Agreements

Merlin has made covenants relating to, among other things, conduct of business, annual and interim financial statements, no trading, and notification of certain matters.

Inflection Point has made covenants relating to, among other things, conduct of business, Inflection Point public filings, the Trust Account, Inflection Point Shareholder Approval, employee matters, and the Domestication.

Conduct of Business of Merlin

Merlin has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing Date (the “Interim Period”), it will, and will cause its subsidiaries to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Merlin pursuant to the Business Combination Agreement, as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law (including COVID-19 measures), use commercially reasonable efforts to, and will use commercially reasonable efforts to cause its subsidiaries to:

•        conduct its and their respective businesses, in all material respects, in the ordinary course of business;

•        comply in all material respects with all laws applicable to the Target Companies and their respective businesses, assets and employees; and

•        take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations.

During the Interim Period, Merlin also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Merlin as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law (including COVID-19, or any COVID-19 measures):

•        amend, waive or otherwise change, in any respect, its organizational documents, except for as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities, except as required by existing Merlin benefits plans or any contract (including any warrant or option award) outstanding as of the date hereof which has been disclosed in writing to Inflection Point;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        allow the aggregate indebtedness of the Target Companies to exceed an amount equal to the sum of $1,000,000 plus the aggregate amount of Indebtedness of the Target Companies as reflected on the most recent Audited Financial Statements;

•        except as otherwise required by law or Merlin’s benefit plans in effect as of the date of the Business Combination Agreement, (A) grant any severance, retention, change in control or termination or similar pay, (B) terminate, adopt, enter into or materially amend or grant any new awards (including, for the avoidance of doubt, any equity or equity-based awards) under any Merlin benefit plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Merlin benefit plan if in effect as of the date hereof, (C) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for such increases to any such individuals who are not directors or officers of the Target Companies made in the ordinary course of business consistent with past practice, (D) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Merlin or any of its subsidiaries, (E) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, other than in the ordinary course of business consistent with past practice, (F) terminate the employment or engagement, other than for cause, death or disability, of any employee or independent contractor with an annual base compensation in excess of $250,000 or (G) waive any restrictive covenants applying to any current or former employee or individual independent contractor or (H) plan, announce, implement or effect the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of the Target Companies (other than individual employee terminations permitted under prong (F));

•        enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable law, or recognize or certify any labor union, labor organization, or group of employees of any Target Company as the bargaining representative for any employees of any Target Company;

•        (A) make, change or rescind any material election relating to taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material taxes, (C) file any amended income tax or other material tax return, (D) surrender or allow to expire any right to claim a refund of material amounts of taxes, (E) change (or request to change) any method of accounting for tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of income taxes or other material taxes may be issued or in respect of any income tax or other material tax attribute that would give rise to any claim or assessment of taxes of or with respect to the Target Companies, (G) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any governmental authority, or (H) enter into any tax indemnity agreement, tax sharing agreement or tax allocation agreement or similar agreement or arrangement(excluding customary commercial contracts the primary purpose of which is not the sharing of taxes) with respect to taxes,;

•        knowingly take or agree to take any action, or knowingly fail to take or agree to fail to take any action, where such action or failure to act would reasonably be expected to prevent or impede the relevant portions of the transactions from qualifying for their respective intended tax treatments;

•        transfer, sell, assign, license, sublicense, covenant not to assert, subject to a lien (other than a permitted lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Target Company in or to any intellectual property owned by the Target Company that is material to any of the businesses of the Target Company (other than non-exclusive licenses of owned intellectual property granted in the ordinary course of business or abandoning, allowing to lapse or otherwise disposing of owned intellectual property registrations or applications that the Target Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of), or otherwise materially amend or modify, permit to lapse or fail to preserve any material Merlin registered intellectual property (excluding non-exclusive licenses of Merlin intellectual property granted to Target Company customers, resellers, vendors or service providers in the ordinary course of business consistent with past practice), or disclose, divulge, furnish to or make accessible to any person who has not entered into a confidentiality agreement sufficiently protecting the confidentiality thereof any material trade secrets constituting intellectual property owned by the Target Companies, or include, incorporate or embed in, link to, combine, make available or distribute with, or use in the development, operation, delivery or provision of any software any open source software in a manner that requires any Target Company to take a Copyleft Action;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        terminate or assign any Merlin material contract or enter into any contract that would be a Merlin material contract, in any case outside of the ordinary course of business consistent with past practice or novations of government contracts that are required in connection with the transactions contemplated by the Business Combination Agreement;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to the Target Companies, taken as a whole, any material insurance policy insuring the Target Companies;

•        make any material change in accounting methods, principles or practices, except to the extent required to comply with U.S. GAAP or changes that are made in accordance with Public Accounting Oversight Board (United States) (“PCAOB”) standards;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its affiliates) not in excess of $500,000 (individually or in the aggregate);

•        effect any layoff or other personnel reduction at any of its facilities resulting in a layoff or reduction of twenty percent (20%) or more of the Target Company’s personnel;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets, in each case, outside the ordinary course of business consistent with past practice, except pursuant to any contract in existence as of the date hereof which has been disclosed in writing to Inflection Point;

•        make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $500,000 (individually for any project) or $2,500,000 in the aggregate;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

•        voluntarily incur liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 in the aggregate other than pursuant to the terms of a Merlin material contract or Merlin benefit plan, in any case, outside of the ordinary course of business, taking into account the anticipated growth in the Target Companies’ businesses;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

•        enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of Merlin, other than the Seller Voting and Support Agreements;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement or that would impede the transactions contemplated by the Business Combination Agreement;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice;

•        (A) limit the right of any Target Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (B) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Target Companies; or

•        authorize or agree to do any of the foregoing actions.

Conduct of Business of Inflection Point

Inflection Point has agreed that during the Interim Period, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Inflection Point pursuant to the Business Combination Agreement, as consented to by Merlin in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as is required by applicable law, it will:

•        conduct its business, in all material respects, in the ordinary course of business,

•        comply in all material respects with all laws applicable to Inflection Point and its business, assets and employees, and

•        take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations.

•        During the Interim Period, Inflection Point also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Inflection Point, as consented to by Merlin in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law:

•        amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law (other than in relation to an extension as described in Section 6.03(a) of the Business Combination Agreement;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities other than the Redemption or a conversion of the Purchaser Class B Ordinary Shares in accordance with Inflection Point’s Organizational Documents;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person (provided that the foregoing will not prevent Inflection Point from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the transactions contemplated by the Business Combination Agreement (including the Closing PIPE Investments and the costs and expenses necessary for an extension, up to aggregate additional indebtedness during the Interim Period of $1,000,000));

•        (A) make, change or rescind any material election relating to taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other legal proceeding relating to material taxes, (C) file any amended income tax or other material tax return, (D) surrender or allow to expire any right to claim a refund of material amounts of taxes, (E) change (or request to change) any method of accounting for tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued or in respect of any material tax attribute that would give rise to any claim or assessment of taxes of or with respect to Inflection Point, (G) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any governmental authority, in each case except as required by applicable law, or (H) enter into any tax indemnity agreement, tax sharing agreement or tax allocation agreement or similar agreement or arrangement (excluding customary commercial Contracts the primary purpose of which is not the sharing of taxes) with respect to taxes;

•        knowingly take or agree to take any action, or knowingly fail to take or agree to fail to take any action, where such action or failure to act could reasonably be expected to prevent or impede the relevant portions of the transactions contemplated by the Business Combination Agreement from qualifying for their respective intended tax treatments;

•        amend, waive or otherwise change the Trust Agreement in any manner adverse to Inflection Point;

•        terminate, waive or assign any material right under any material contract of Inflection Point;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        make any material change in accounting methods, principles or practices, except to the extent required to comply with U.S. GAAP or PCAOB standards;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Inflection Point or its subsidiaries) not in excess of $500,000 (individually or in the aggregate);

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•        make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding the, incurrence of any expenses);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any expenses)) other than pursuant to the terms of a contract in existence as of the Business Combination Agreement or entered into in the ordinary course of business or in accordance with the terms of the Business Combination Agreement during the Interim Period;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement;

•        grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Inflection Point; or

•        authorize or agree to do any of the foregoing actions.

Covenants of Merlin

Pursuant to the Business Combination Agreement, Merlin has agreed, among other things, that:

•        as soon as reasonably practicable following the date of the Business Combination Agreement, but in no event later than October 15, 2025, it will deliver to Inflection Point audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the year ended December 31, 2024, and December 31, 2023, together with the auditor’s reports thereon, audited by a PCAOB qualified auditor in accordance with U.S. GAAP and PCAOB standards and which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “Audited Financial Statements”).

•        (a) as soon as reasonably practicable following the date of the Business Combination Agreement, it will deliver to Inflection Point unaudited reviewed consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the six-month periods ending June 30, 2025 and 2024, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated 1H Financial Statements”) and (b) as soon as reasonably practicable, it will deliver to Inflection Point any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the proxy statement/prospectus;

•        while it is in possession of material nonpublic information, it will not purchase or sell any securities of Inflection Point (unless otherwise explicitly contemplated in the Business Combination Agreement), communicate such information to any third party, take any other action with respect to Inflection Point in violation of such laws, or cause or encourage any third party to do any of the foregoing;

•        except as set forth on the Company Disclosure Letter, all agreements with Related Persons shall be terminated or settled at or prior to the Closing without further liability to Inflection Point or the Target Companies, in each case;

•        Merlin shall deliver to Inflection Point on the Closing Date or as soon as reasonably practicable following the Closing Date confirmation of (A) the necessary updates having been made to the company register of Merlin Labs NZ Limited on the New Zealand Companies Office reflecting that the Closing has occurred; (B) authorizations granted on behalf of Merlin Labs NZ Limited to its officers or representatives on the New Zealand Companies Office having been transferred to Inflection Point’s officers or representatives or otherwise revoked; and (C) bank account authorizations granted on behalf of Merlin Labs NZ Limited to its officers or representatives having been transferred to Inflection Point’s officers or representatives or otherwise revoked;

•        to the extent that any Company Registered IP is subject to any form of liens, other than permitted liens, prior to the Closing Date, the applicable Target Company shall have prepared, executed, filed and recorded (and paid all costs, including legal and filing fees) as necessary to remove such unpermitted liens at or prior to the Closing Date (all such actions, the “IP Actions”). The applicable Target Company shall provide, at Inflection Point’s reasonable request, copies of all documentation and written communications concerning such IP Actions to Inflection Point prior to or at Closing;

•        following the Closing Date, to the extent that any Persons (including any past or current employees, contractors, vendors, or consultants of the Target Companies) who have contributed (or may in the future contribute) to the creation, authorship, conception, or development of any product, service or material Owned Intellectual Property (including any Company Software) and who have not previously executed a valid written agreement presently assigning to the applicable Target Company all right, title, and interest therein and thereto (and all such right, title, and interest therein and thereto has not vested in the applicable Target Company by operation of appliable laws), the Target Companies shall use commercially reasonable efforts to obtain duly executed valid written agreements with each such Person, pursuant to which such Person (A) presently assigns to the applicable Target Company all right, title and interest therein and thereto; (B) waives all moral, economic, or similar rights therein or thereto; and (C) agrees to sufficiently protective confidentiality obligations with respect thereto;

•        prior to the Redemption, (i) it will obtain an irrevocable waiver from Crown Regional Holdings Limited (“CRHL”) of any rights that CRHL or any other Person may have under or in connection with the CRHL loan to convert amounts outstanding under the CRHL loan into equity securities of Merlin or otherwise (subject only to repayment of the CRHL loan) and shall provide Inflection Point with evidence (satisfactory to Merlin) of such irrevocable waiver, and (ii) it will obtain the consents and approvals set forth on the Company Disclosure Letter;

•        prior to or concurrent with the Domestication, it will file a certificate of amendment to its certificate of incorporation with the Secretary of State of Delaware changing the Merlin’s corporate name to “Merlin, Inc.” or another name mutually agreed on by Inflection Point and Merlin prior to the Domestication; and

•        prior to the Closing, it will cause the Company Warrants (other than the Pre-Funded Warrants) to be amended so that they are capable of allowing for exercise on a cashless basis in connection with the transactions contemplated by the Business Combination Agreement by their terms.

Covenants of Inflection Point

Pursuant to the Business Combination Agreement, Inflection Point has agreed, among other things, to:

•        during the Interim Period, it will keep current all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities laws and will use its commercially reasonable efforts prior to the Closing to maintain the listing of the Inflection Point Class A Ordinary Shares and the Inflection Point Public Rights on Nasdaq; provided, that (i) if Inflection Point fails to timely file any public filing with the SEC, such failure shall not be a breach of the covenants under the Business Combination Agreement provided such public filing is made before the effectiveness of the registration statement of which this proxy statement/prospectus forms a part or the earlier termination of the Business Combination Agreement (even though such filing is late) and such late filing does not have a material adverse impact on the consummation of the Business Combination and (ii) from and after the Closing, the parties intend to list on Nasdaq only the New Merlin Common Stock;

•        upon satisfaction or waiver of the conditions to Closing set forth in the Business Combination Agreement and provision of notice thereof to Continental (which notice Inflection Point will provide to Continental in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Inflection Point (a) will cause any documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be delivered and (b) will use its reasonable best efforts to cause Continental to, and Continental will be obligated to (1) pay as and when due all amounts payable to the Public Shareholders pursuant to the redemption, and (2) pay all remaining amounts then available in the Trust Account to Inflection Point for immediate use, subject to the Business Combination Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account will terminate, except as otherwise provided therein; and

•        subject to receipt of the required shareholder approval of the Condition Precedent Proposals, at least one (1) day prior to the Closing, Inflection Point will, in accordance with applicable law, any applicable rules and regulations of the SEC and Nasdaq, and Inflection Point’s organizational documents, as applicable, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Inflection Point and Merlin, together with the Proposed Charter, in each case, in accordance with the provisions thereof and applicable law, and (b) completing, making and procuring all those filings required to be made with respect to Cayman Islands law in connection with the Domestication.

Joint Covenants of Merlin and Inflection Point

In addition, each of Merlin and Inflection Point has agreed, among other things, as follows:

•        Prior to the Closing Date, Inflection Point and Merlin will use commercially reasonable efforts to agree to a form of Incentive Plan and a form of employee stock purchase plan.

•        During the Interim Period, each of Inflection Point and Merlin will not, and will cause its representatives to not, without the prior written consent of Merlin and Inflection Point, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or encourage, any acquisition proposal, (ii) furnish any non-public information regarding such party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a party to the Business Combination Agreement or their respective representatives) in connection with or in response to an acquisition proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that could reasonably be expected to lead to, an acquisition proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any acquisition proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal, (vi) release any third person from, or waive any provision of, any confidentiality agreement to which such party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an alternative transaction or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.

•        Each will notify the other as promptly as practicable (and in any event within two (2) business days) in writing of the receipt by such party or any of its representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any acquisition proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an acquisition proposal, and (ii) any request for non-public information relating to such party or its affiliates in connection with any acquisition proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Additionally, each of Merlin and Inflection Point are to keep the other promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each of Merlin and Inflection Point will, and will cause its representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person with respect to any acquisition proposal and will, and will direct its representatives to, cease and terminate any such solicitations, discussions or negotiations.

•        During the Interim Period, each will give prompt notice to the other if such party or its affiliates: (a) receives any notice or other communication in writing from any third party (including any governmental authority) alleging (i) that the consent of such third party is or may be required in connection with the transactions contemplated by the Business Combination Agreement or (ii) any non-compliance with any law by either Merlin or Inflection Point or its affiliates; (b) receives any notice or other communication from any governmental authority in connection with the transactions contemplated by the Business Combination Agreement; or (c) becomes aware of the commencement or threat, in writing, of any legal proceeding against either Merlin or Inflection Point or any of its affiliates, or any of their respective properties or assets, or, to the knowledge of such party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such party or of its affiliates with respect to the consummation of the transactions contemplated by the Business Combination Agreement.

•        Subject to the terms and conditions of the Business Combination Agreement, each of Merlin and Inflection Point will use its reasonable best efforts, and will cooperate with the other parties to the Business Combination Agreement, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Business Combination Agreement (including the receipt of all applicable consents of governmental authorities) and to comply as promptly as practicable with all requirements of governmental authorities applicable to the transactions contemplated by the Business Combination Agreement, including making the filing required by and complying with the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

As promptly as practicable after the execution of the Business Combination Agreement and receipt by Inflection Point of the PCAOB Financial Statements, the Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the proxy statement/prospectus, (x) Merlin and Inflection Point will jointly prepare and Inflection Point will file with the SEC, mutually acceptable materials (such agreement not to be unreasonably withheld, conditioned or delayed by Inflection Point or Merlin) that shall include the proxy statement to be filed with the SEC and sent to Inflection Point’s shareholders relating to the extraordinary general meeting, and (y) Inflection Point will prepare (with Merlin’s and its representatives’ reasonable cooperation) and file with the SEC the registration statement of which this proxy statement/prospectus forms a part in connection with the registration under the Securities Act (A) the Post-Domestication Units to be issued in exchange for the Inflection Point Units (B) the Post-Domestication Rights to be issued in exchange for the Inflection Point Rights, (C) the shares of New Merlin Common Stock to be issued in exchange for (i) the issued and outstanding Inflection Point Class A Shares in the Domestication and (ii) the Post-Domestication Rights at the Effective Time, (D) shares of New Merlin Common Stock that constitute the Aggregate Consideration, (E) the shares of Domesticated Purchaser Series A Preferred Stock that constitute the Convertible Note Consideration, (F) the Domesticated Purchaser Series A Warrants that constitute the Pre-Funded Warrant Consideration, (G) the shares of New Merlin Common Stock issuable upon conversion of the Domesticated Purchaser Series A Preferred Stock that constitute the Convertible Note Consideration, (H) the shares of New Merlin Common Stock issuable upon exercise of the Domesticated Purchaser Series A Investor that constitute the Pre-Funded Warrant Consideration, (I) the shares of Domesticated Purchaser Common Stock subject to the Purchaser Options, and (J) the shares of Domesticated Purchaser Common Stock subject to the Purchaser RSUs (if any) (collectively, the “Registration Statement Securities”).

•        Each of Merlin and Inflection Point will use its reasonable best efforts to cause the registration statement of which this proxy statement/prospectus forms a part to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated by the Business Combination Agreement.

•        Each of Merlin and Inflection Point agree that for a period of six (6) years from the Closing Date, each of them will, and will cause Inflection Point, Merger Sub and the Target Companies to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of Inflection Point, Merger Sub or the Target Companies, as the case may be, or who, at the request of Merlin, Inflection Point, Merger Sub or the Target Companies, as the case may be, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), of Inflection Point’s, Merger Sub’s and the Target Companies’ respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Inflection Point and the Target Companies, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date or in any indemnification agreements of the Inflection Point, Merger Sub or any of the Target Companies, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Inflection Point, Merger Sub and the Target Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceedings or resolution of such claim. From and after the Closing Date, Inflection Point shall cause the Target Companies to honor, in accordance with their respective terms, each of the covenants contained in the Business Combination Agreement without limit as to time.

•        Each of Inflection Point and Merlin will use its reasonable best efforts to satisfy the conditions of the closing obligations contained in the subscription agreements relating to the Closing PIPE Investments and consummate the transactions contemplated thereby.

Closing Conditions

The consummation of the Business Combination Agreement is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to the Obligations of Each Party

The consummation of the Business Combination is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things:

•        The approval of each Condition Precedent Proposal will have been obtained.

•        The requisite shareholder approval of the Business Combination Agreement by the stockholders of Merlin shall have been obtained.

•        No governmental authority will have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the transactions or agreements contemplated by the Business Combination Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Business Combination Agreement.

•        The registration statement of which this proxy statement/prospectus forms a part will have been declared effective under the Securities Act by the SEC and will remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the registration statement will have been issued and be in effect with respect to the registration statement of which this proxy statement/prospectus forms a part and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

•        The shares of New Merlin Common Stock to be issued in connection with the Business Combination will be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Merlin Common Stock.

•        The completion of the Domestication, and the performance of Inflection Point and Merlin, in all material respects, of their respective obligations and covenants under the Business Combination Agreement.

•        All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act with respect to the transactions contemplated by the Business Combination Agreement shall have expired or been terminated, and all other consents, waivers and approvals from Governmental Authorities, if any, that are required to consummate the Business Combination, shall have expired, been terminated, been made or been obtained.

Conditions to the Obligations of Merlin

The obligations of Merlin to consummate and effect the Business Combination is subject to the satisfaction or waiver of each of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing exclusively by Merlin:

•        All of the representations and warranties of Inflection Point set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Inflection Point pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

•        Inflection Point will have performed in all material respects all of its respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date.

•        No Purchaser Material Adverse Effect will have occurred with respect to Inflection Point since the date of the Business Combination Agreement that is continuing and uncured.

•        The Domestication will have been completed as provided in the Business Combination Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto will have been delivered to Merlin.

•        Inflection Point will have made appropriate arrangements to have the proceeds remaining in the Trust Account (after giving effect to the Redemption) available to Inflection Point at the Closing.

•        Inflection Point will have delivered to Merlin a certificate, signed by an executive officer of Inflection Point and dated as of the Closing Date, certifying as to certain matters described in the Business Combination Agreement.

•        Inflection Point will have delivered to Merlin a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of Inflection Point’s Charter upon Domestication and Bylaws upon Domestication as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of Inflection Point’s board of directors authorizing and approving the execution, delivery and performance of the Business Combination Agreement and each of the ancillary documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated thereby.

•        Inflection Point will have delivered, or caused to be delivered, copies of the Registration Rights Agreement and the Lock-Up Agreements, duly executed by Inflection Point and the Sponsor (as applicable).

Conditions to the Obligations of Inflection Point and Merger Sub

The obligations of Inflection Point to consummate and effect the Business Combination is subject to the satisfaction or waiver of each of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing exclusively by Inflection Point:

•        All of the representations and warranties of Merlin set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Merlin pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

•        Merlin will have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date.

•        No Company Material Adverse Effect will have occurred with respect to the Target Companies, taken as a whole, since the date of the Business Combination Agreement that is continuing and uncured.

•        Merlin will have delivered to Inflection Point a certificate, signed by an executive officer of Merlin and dated as of the Closing Date, certifying as to certain matters described in the Business Combination Agreement.

•        Merlin will have delivered to Inflection Point a certificate executed by Merlin’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of Merlin’s organizational documents as in effect as of the Closing Date (immediately prior to the Closing) and (B) the requisite resolutions of

Merlin’s board of directors authorizing and approving the execution, delivery and performance of the Business Combination Agreement and each ancillary document to which Merlin’s is or is required to be a party or bound, and the consummation of the Business Combination.

•        Merlin will have delivered to Inflection Point (A) a duly executed pay-off letter from each of the holders of closing indebtedness, in a form reasonably satisfactory to Inflection Point, certifying that all such closing indebtedness owing to such holder shall have been fully paid upon the receipt by such holder of funds pursuant to Section 3.03(c) of the Business Combination Agreement and (B) documentation evidencing to the reasonable satisfaction of Purchaser the release of all liens securing any closing indebtedness.

•        Merlin will have delivered to Inflection Point: (A) A properly completed and duly executed IRS Form W-9 from the Sellers representing the requisite shareholder approval; (B) a copy of the Registration Rights Agreement, duly executed by each seller who will receive, or would receive upon exercise of the Purchaser Options or settlement of the Purchaser RSUs, at least 1.0% of the Aggregate Consideration; (C) A copy of the Seller Lock-Up Agreement, duly executed by each Seller who will receive, or would receive upon exercise of the Purchaser Options or settlement of the Purchaser RSUs, at least 1.0% of the Aggregate Consideration; (D) A certificate on behalf of Merlin in form and substance reasonably satisfactory to Inflection Point, dated no more than thirty (30) days prior to the Closing Date, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in Merlin is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

•        Merlin shall have obtained certain consents and approvals set forth on the Company Disclosure Letter.

•        The holders of any Merlin Warrants (as defined in the Business Combination Agreement) that do not allow for automatic exercise on a cashless basis in full in accordance with their terms pursuant to Section 2.01(a) or Section 2.01(c) of the Business Combination Agreement shall have provided Inflection Point a written consent executed by each such holder agreeing that such Merlin Warrants shall otherwise be exercised in full pursuant to Section 2.01(a) or Section 2.01(c) (as applicable to such company warrants) or will be cancelled for no consideration.

Termination; Effectiveness

Merlin and Inflection Point will be able to terminate the Business Combination Agreement by mutual written consent. Additionally, either Merlin or Inflection Point would be able to terminate the Business Combination Agreement:

•        by written notice if any of the conditions to the Closing set forth in the Business Combination Agreement have not been satisfied or waived by August 13, 2026 (the “Outside Date”); provided, however, the right to terminate the Business Combination Agreement will not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, further, that, solely with respect to Merlin’s right to terminate the Business Combination Agreement, the Outside Date shall automatically be extended by one (1) calendar day for every calendar day after October 31, 2024 that the PCAOB Financial Statements or the Updated 1H Financial Statements are not delivered pursuant to the terms of the Business Combination Agreement including the applicable specified deadlines; and

•        by written notice if a governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement will not be available to either Merlin or Inflection Point if the failure by it or its affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority;

Merlin would be able to terminate the Business Combination Agreement:

•        if the Inflection Point Board modifies its recommendation that shareholders vote “FOR” each of the Condition Precedent Proposals;

•        if the approval of the Condition Precedent Proposals by Inflection Point’s shareholders will not have been obtained by reason of the failure to obtain the required vote at the Inflection Point shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof;

•        if (i) there has been a breach by Inflection Point of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of Inflection Point will have become untrue or inaccurate, in any case, which would result in a failure of certain specified conditions set forth in the Business Combination Agreement to be satisfied and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Inflection Point or (B) the Outside Date; provided, that Merlin will not have the right to terminate the Business Combination Agreement pursuant to the Business Combination Agreement if at such time Merlin is in material uncured breach of the Business Combination Agreement; and

•        if (i) all the conditions set forth in the Business Combination Agreement have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination) (ii) Inflection Point fails to consummate the Business Combination on or prior to the day when the Closing is required to occur pursuant to the Business Combination Agreement, (iii) Merlin shall have irrevocably confirmed in writing to Inflection Point that it is ready, willing and able to consummate the Closing and (iv) Inflection Point fails to effect the Closing within five (5) business days following delivery of such confirmation.

Inflection Point would be able to terminate the Business Combination Agreement:

•        if (i) there has been a breach by Merlin of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such parties will have become untrue or inaccurate, in any case, which would result in a failure of certain specified conditions set forth in the Business Combination Agreement to be satisfied (treating the Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Merlin or (B) the Outside Date; provided, that Inflection Point will not have the right to terminate the Business Combination Agreement pursuant to the Business Combination Agreement if at such time Inflection Point is in material uncured breach of the Business Combination Agreement; and

•        if (i) all the conditions set forth in the Business Combination Agreement have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) Merlin fails to consummate the Business Combination on or prior to the day when the Closing is required to occur pursuant to the Business Combination Agreement, (iii) Inflection Point shall have irrevocably confirmed in writing to Merlin that it is ready, willing and able to consummate the Closing and (iv) Merlin fails to effect the Closing within five (5) Business Days following delivery of such confirmation.

Waiver and Amendments

At any time prior to Closing, any party to the Business Combination Agreement may, by approval by their respective board of directors or other officers or persons duly authorized (a) extend the time for the performance of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties (of the other party hereto) that are contained in the Business Combination Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Business Combination Agreement. The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Inflection Point and Merlin.

Expenses

In the event that the Business Combination Agreement is terminated by Inflection Point due to (i) Merlin’s breach of certain representation, warranties, covenants or agreements, which would result in a failure of certain closing conditions and such breach is incapable of being or is not cured within (A) twenty (20) days after written notice or (B) the Outside Date or (ii) Merlin fails to consummate the Business Combination on or prior to the day when Closing is required to occur and fails to effect the Closing within five (5) business days following the delivery of Inflection Point’s confirmation to consummate the Closing, then Merlin will pay to Inflection Point any amounts due and owing under the Convertible Promissory Note within two (2) days after the date of termination.

In addition, if Merlin fails to pay in a timely manner any amount due pursuant to such expense reimbursement, Merlin will reimburse Inflection Point for all costs and expenses incurred in the collection of overdue amounts and will pay to Inflection Point interest on the amounts payable pursuant to the Business Combination Agreement from and including the date payment of such amounts was due to but excluding the date of actual payment at a rate equal to three percent (3%) plus the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

Inflection Point and Merlin agree that they are entitled to seek an injunction or restraining order to prevent breaches and to specific enforcement of the terms and provisions of the Business Combination Agreement, without the requirement to post any bond or other security or to prove that money damages would be inadequate, in addition to any other right or remedy to which any party is entitled under the Business Combination Agreement, at law or equity.

Related Agreements

Registration Rights Agreement

At the Closing, New Merlin, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto will enter into the Registration Rights Agreements, pursuant to which, among other things, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Merlin that they will hold following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with the Restricted Holders, pursuant to which each Restricted Holder agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, Merlin Stockholders and Merlin entered into the Stockholder Voting and Support Agreement, pursuant to which Merlin Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an

Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Merlin; (d) against any change in the business or board of directors of Merlin (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Merlin under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such member contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Merlin and (f) to convert all outstanding shares of preferred stock of Merlin into Merlin Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Merlin.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Merlin, no Merlin Stockholder shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Merlin and Inflection Point, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, each Merlin Stockholder has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Merlin or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each Merlin Stockholder has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Merlin will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree, with respect to the Sponsor Lock-Up Shares, prior to the date that is 90 days after the Closing Date, not to, without the prior written consent of the New Merlin Board, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Merlin Lock-Up Agreement

At the Closing, New Merlin and the Lock-Up Holders will enter into the Merlin Lock-Up Agreement, pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Merlin Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Merlin Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Signing Pre-Funded PIPE Agreements

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into the Signing Pre-Funded PIPE Agreements with Pre-Funded Investors. Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement. On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into a Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA. The Convertible Note Consideration shall be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPAs), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPA).

Series A SPA

In connection with the transactions contemplated by the Business Combination Agreement, on August 13, 2025, Inflection Point, Merlin and the Closing PIPE Investor entered into the Series A SPA. Pursuant to the Series A SPA, the Closing PIPE Investor has agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and a New Merlin Series A Warrant, for an aggregate purchase price of $50,000,000. Each share of Merlin Series A Preferred Stock will have the Stated Value. On November 17, 2025, Inflection Point, Merlin and the Closing PIPE Investor entered into Amendment No. 1 to the Initial Series A SPA, pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible.

The Series A SPA includes customary representations and warranties from Merlin, Inflection Point and the Closing PIPE Investor and is subject to customary closing conditions. The Series A SPA also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Merlin Common Stock issuable upon conversion of the Series A Preferred Stock and New Merlin Common Stock underlying any New Merlin Series A Warrants will be “Registrable Securities” under the Registration Rights Agreement.

Dividends:    The Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Accrued Value (as defined in the Certificate of Designation) (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Accrued Value (if paid in cash), plus the amount of previously accrued dividends paid in kind. Such dividends will compound semi-annually.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of Merlin Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value on each share of Series A Preferred Stock or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Merlin Common Stock immediately prior to the liquidation event. Thereafter, the holders of Series A Preferred Stock will be entitled to receive their pro-rata share, of the remaining available proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Protective Provisions:    For as long as 20% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Merlin shall not, without the affirmative vote or action by written consent of the Requisite Holders, take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Merlin; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws, Certificate of Designation or any similar document of New Merlin in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the Series A Preferred Stock prior to payment of such cash dividend on the Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Merlin’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Merlin, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Merlin; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Conversion:    Each share of Series A Preferred Stock will be convertible into New Merlin Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of New Merlin Common Stock at prices less than the conversion price then in effect. In addition, if the 20-day volume-weighted average price of the New Merlin Common Stock on the twenty-first trading day following the date that is six months after Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00.

Put Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of New Merlin commencing any time (A) prior to the 1st anniversary of the Closing at a price equal to the 150% of the Accrued Value, (B) on or after the 1st anniversary but prior to the 2nd anniversary of the Closing at a price equal to the 140% of the Accrued Value, (C) on or after the 2nd anniversary of the Closing but prior to the 3rd anniversary of the Closing at a price equal to the 130% of the Accrued Value, (D) on or after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price equal to the 120% of the Accrued Value, (E) on or after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the 110% of the Accrued Value, or (F) on or after the 5th anniversary of the Closing at a price equal to the 100% of the Accrued Value.

New Merlin Series A Warrants:    At the closing of the Signing PIPE Investment, the Closing PIPE Investor will receive New Merlin Series A Warrants to purchase shares of New Merlin Common Stock. The New Merlin Series A Warrants will be immediately exercisable upon issuance at Closing and will expire five years from the date of Closing. The New Merlin Series A Warrants include customary cash and cashless exercise provisions. Each New Merlin Series A Warrant is initially exercisable at $12.00 per share of New Merlin Common Stock, subject to the same anti-dilution and other adjustments as the Series A Preferred Stock.

Voting:    The Series A Preferred Stock will vote together with the New Merlin Common Stock as a single class, except as required by law and as noted above under “Protective Provisions.” Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Merlin Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Additional Series A SPAs

Also on November 17, 2025, Inflection Point and Merlin also entered into Additional Series A SPAs with the Additional Closing PIPE Investors, pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock and Upsized New Merlin Series A Preferred Warrants to purchase a number of shares of New Merlin Common Stock equal to 75% of the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible for $20 million.

There are no agreements, arrangements, or understandings between the Sponsor and Inflection Point, its officers, directors, or affiliates with respect to determining whether to proceed with the Business Combination or any other initial business combination.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, New Merlin and the Sponsor will enter into a Sponsor Lock-Up Agreement, and New Merlin and the Lock-Up Holders will enter into the Merlin Lock-Up Agreement (together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the parties thereto will agree to restrictions on transfer with respect to their shares of New Merlin Common Stock. An aggregate of 8,800,833 Sponsor Lock-Up Shares and approximately 71,390,719 Lock-Up Shares are anticipated to be subject to such transfer restrictions, representing approximately 84.2% of the total issued and outstanding shares of New Merlin Common Stock following the Business Combination, assuming the 50% Redemption Scenario. The Lock-Up Agreements will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Lock-Up Agreements are summarized in the table below:

Subject Securities	Lock-Up Party Natural Persons and Entities Subject to Restrictions	Lock-Up Period	Exceptions to Transfer Restrictions

8,333,833 shares of New Merlin Common Stock, to be issued to the Sponsor upon conversion of 8,333,333 Inflection Point Class A Shares the Sponsor received upon conversion of 8,333,333 Founder Shares in connection with the Closing.

	Sponsor	Six months after the consummation of the Business Combination.	Transfers to Permitted Transferees(1)
467,500 shares of New Merlin Common Stock, to be issued to the Sponsor upon the conversion of securities underlying the 425,000 Private Placement Units the Sponsor held.	Sponsor	90 days after the consummation of the Business Combination.	Transfers to Permitted Transferees(1)
New Merlin Common Stock held immediately after the Closing (other than shares acquired in the public market after the Closing).	Lock-Up Holders	Six months after the consummation of the Business Combination.	Transfers to Permitted Transferees(2)

__________

(1)     The lock-up restrictions will not apply to: (a) transfers of any securities other than the Sponsor Lock-Up Shares or any other equity security of New Merlin issued or issuable with respect to the Sponsor Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) transfers to New Merlin’s officers or directors, any Affiliate (as defined therein) or family member of any of New Merlin’s officers or directors, any members or partners of the Sponsor or their Affiliates, any affiliates of the Sponsor, or any employees of such Affiliates; (c) in the case of an individual, transfers to any Affiliates or family members of the holder of Sponsor Lock-Up Shares; (d) transfers to any investment funds or vehicles controlled or managed by the holder of Sponsor Lock-Up Shares or any of its Affiliates; (e) transfers by gift to a trust, the beneficiary of which is a person to whom a transfer would be permitted under (c), or to a charitable organization; (f) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (g) in the case of an individual, transfers pursuant to a qualified domestic relations order; (h) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of the Sponsor Lock-Up Shares and/or the Affiliates or family members of the holder of Sponsor Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (i) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (c); (j) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement at prices no greater than the price at which the Sponsor Lock-Up Shares were originally purchased; (k) transfers in connection with any legal, regulatory or other order; (l) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (m) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of the Lock-Up Shares; (n) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (o) the exercise of stock options to purchase shares of New Merlin Common Stock or the vesting of stock awards relating to shares of New Merlin Common Stock and any related transfer of shares of New Merlin Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Merlin Common Stock, it being understood that all shares of New Merlin Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Sponsor Lock-Up Agreement during the applicable lock-up period; (p) transfers to New Merlin pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Merlin or forfeiture of New Merlin Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Merlin Common Stock in connection with the termination of the holder of the Sponsor Lock-Up Shares’ service to New Merlin; (q) the entry, by holder of the Sponsor Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Merlin Common Stock by the holder of the Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Merlin Common Stock during the applicable lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable lock-up period; (r) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Merlin Stockholders having the right to exchange their shares of New Merlin Common Stock for cash, securities or other property; and (s) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Lock-Up Shares (or its direct or indirect owners) arising from a change in the Code, or the Regulations after the date on which the Business Combination Agreement was executed by the parties, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.

(2)      The lock-up restrictions will not apply to: (a) transfers of any securities other than (a) the Lock-Up Shares and (b) any other equity security of New Merlin issued or issuable with respect to the Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) in the case of an individual, transfers to any Affiliates (as defined therein) or family members of the holder of Lock-Up Shares; (c) transfers to any investment funds or vehicles controlled or managed by the holder of Lock-Up Shares or any of its Affiliates; (d) transfers by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under (a), or to a charitable organization; (e) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (f) in the case of an individual, transfers pursuant to a qualified domestic relations order; (g) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of Lock-Up Shares and/or the Affiliates or family members of the holder of Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (h) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (a); (i) transfers in connection with any legal, regulatory or other order; (j) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (k) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of Lock-Up Shares; (l) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (m) the exercise of stock options or warrants to purchase shares of New Merlin Common Stock or the vesting of stock awards relating to shares of New Merlin Common Stock and any related transfer of shares of New Merlin Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Merlin Common Stock, it being understood that all shares of New Merlin Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Merlin Lock-Up Agreement during the lock-up period; (n) transfers to the Company pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Merlin or forfeiture of New Merlin Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Merlin Common Stock in connection with the termination of the holder of Lock-Up Shares’ service to the Company; (o) the entry, by the holder of Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Merlin Common Stock by the holder of Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Merlin Common Stock during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period; (p) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Merlin’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and (q) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Lock-Up Shares (or its direct or indirect owners) arising from such holder of Lock-Up Shares’ ownership (including prior to and after the Business Combination) of the Lock-Up Shares or any interests in Merlin, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or any interests in Merlin.

Background of the Business Combination

Inflection Point is a special purpose acquisition company incorporated on June 24, 2024 as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. The Business Combination with Merlin is the result of a collaborative sourcing effort led by IPAM through its Chief Investment Officer, Michael Blitzer, and Portfolio Manager, Kevin Shannon, who, upon signing of the Letter of Intent (“LOI”), assumed the roles of Chief Executive Officer and Chief Operating Officer of Inflection Point, respectively.

Since its IPO, Inflection Point, under its prior management and the managers of the Sponsor, Andrew Gundlach and Michel Combes, evaluated numerous opportunities across industries and verticals, predominately focused on businesses in the TMT sector, as well as sectors that are being transformed via technology adoption, and entered into confidentiality agreements with multiple targets to facilitate due diligence. Inflection Point also leveraged its relationship with IPAM to source and evaluate additional opportunities, including Merlin. From the time of Inflection Point’s IPO to June 2025 when Inflection Point entered into a letter of intent with Merlin, the team reviewed more than 70 acquisition opportunities, executed approximately 30 non-disclosure agreements, and delivered seven initial draft letters of intent, including the proposal to Merlin. Inflection Point ultimately determined not to proceed with five of the other potential acquisition opportunities, either because: (a) Inflection Point did not prevail in or could not preempt a competitive process; (b) Inflection Point could not come to an agreement with the counterparty on the economic terms for a potential transaction; (c) the counterparty decided not to pursue a business combination at that time; or (d) Inflection Point concluded that the target business or the terms of a potential business combination would not be suitable for Inflection Point or its shareholders. One of these opportunities proceeded to a non-binding letter of intent, and Inflection Point subsequently entered into advanced negotiations with this target. The non-binding letter of intent expired without the parties entering into a binding agreement because the target ultimately decided not to pursue a potential business combination at that time. Further, following extensive due diligence conducted by Inflection Point’s management and its advisors, including IPAM, and following detailed discussions with Merlin Inflection Point concluded that Merlin represented a uniquely compelling opportunity for Inflection Point and its shareholders and entered into the LOI.

Merlin is a leader in developing aircraft-agnostic autonomy for national security applications, with a dual-track civil certification program that has the company on pace to be the first to certify an AI skill on an aircraft. Backed by leading strategic and financial investors, including Google Ventures and Ballie Gifford, Merlin is on its march towards delivering assured, embodied AI, and is working hand in hand with customers so that the Merlin Pilot is appropriately scoped in relation to contracts, certification packages, and customer rules. Implemented today on five dissimilar aircraft types, Merlin plans to continue to expand the Merlin Pilot’s use across large aircraft (like the current C-130J program), down to small handheld drones leveraging one unified autonomy system. Merlin has already secured a $105 million IDIQ contract with the United States Special Operations Command (“USSOCOM”) to integrate the Merlin Pilot onto the C-130J. There is no material obligation for the government to purchase Merlin’s services under the USSOCOM Contract. See the section entitled “Information about Merlin Labs — USSOCOM Contract.” In addition to its strong technology platform and experienced management team, Merlin’s capital requirements, market opportunity, and strategic positioning aligned well with the capabilities of the Inflection Point platform, making it an attractive partner for a business combination.

The following chronology summarizes the key meetings and events that led to the signing of the LOI, Business Combination Agreement and other Transaction Documents with Merlin, but it does not purport to catalogue every conversation among representatives of Inflection Point, Merlin, and their respective advisors.

On May 20, 2025, Mr. Shannon held an introductory call with representatives of TD Securities (USA) LLC (“TD Securities”), Merlin’s financial advisor, to better understand the opportunity and the context for a potential transaction with Merlin.

On May 27, 2025, Mr. Shannon held an introductory call with the management of Merlin, including Matt George, Chief Executive Officer; Bill Bing, then Merlin’s Chief Financial Officer; and Harsha Malshe, Technical Program Manager, to gain a high-level overview of the business, its growth trajectory and capital needs.

Later on May 27, 2025, Mr. Shannon spoke with representatives of TD Securities to review details of Merlin’s prior financing rounds, including the $105 million Series B round in 2022, which valued Merlin at a $650 million post-money valuation.

Also on May 27, 2025, Inflection Point received initial access to Merlin’s data room.

On June 3, 2025, Inflection Point submitted an initial non-binding LOI to Merlin. On June 9, 2025, Inflection Point sent a revised LOI to Merlin. TD Securities returned a markup the following day, after which Messrs. Blitzer and. George spoke by phone to review key terms, including the term of the lock-up to securities purchased in a potential private placement, exclusivity provisions and the understanding that no pre-funding by Inflection Point Fund would occur prior to the execution of the Business Combination Agreement. After final revisions to the lock-up and exclusivity language, the parties reached alignment and prepared for execution.

On June 10, 2025, the LOI was executed.

Between June 7, 2025, and August 6, 2025, representatives of Inflection Point, Merlin, Latham, White & Case, TD Securities, Cohen & Company, a division of J.V.B. Financial Group, LLC (“Cohen”), Cantor Fitzgerald & Co. (“Cantor”, together with Cohen, financial advisors to Inflection Point) and Newtyn participated in seven diligence calls covering various diligence topics, including but not limited to Merlin’s technology roadmap, investor syndicate and business development plans.

Between June 12, 2025, and July 1, 2025, Inflection Point negotiated with and entered into non-disclosure agreements with a select group of institutional accredited investors.

On June 16, 2025, the management of Merlin, including Messrs. George, Bing, and Malshe, joined Messrs. Blitzer, Shannon, Padula, Gundlach and Combes, as well as representatives of Cantor and Cohen, to present an overview of the business and strategic rationale for a transaction.

Also on June 17, 2025, representatives of Ellenoff Grossman & Schole LLP (“EGS”, then acting as co-legal counsel to Inflection Point) and White & Case, together with Messrs. Shannon, Gundlach, Blitzer and Padula, held a call to discuss, among other things, the formal transition of operational control of Inflection Point to Messrs. Blitzer and Shannon.

Between June 17, 2025, and August 11, 2025, representatives of Inflection Point met with various prospective PIPE investors to deliver investment pitches and negotiate terms of the PIPE subscription agreements.

On June 24, 2025, representatives of Inflection Point, including Messrs. Blitzer and Shannon, representatives of a prospective PIPE investor and a representative of Cohen, participated in a diligence visit to Merlin’s Rhode Island facility in Quonset for test flights and simulator demonstrations.

Between July 2, 2025, and July 22, 2025, Inflection Point, led by Kathy Savitt, chair of the Special Committee, discussed the engagement of a fairness opinion provider and negotiated the terms of engagement with four potential providers. On July 22, 2025, the Special Committee engaged Newbridge to provide a fairness opinion in connection with the proposed transaction.

On July 3, 2025, Latham provided White & Case with copies of the Pre-Funded NPAs and related documents for review.

On July 9, 2025, White & Case delivered the first draft of the Business Combination Agreement to Latham. Between July 9, 2025, and August 8, 2025, White & Case and Latham, upon their respective discussions with Inflection Point and Merlin, exchanged drafts of the Business Combination Agreement to finalize its terms. Items negotiated include, among other things, (i) the conversion and treatment of Merlin’s securities, in particular the outstanding warrants of Merlin, the Merlin Options and the Merlin RSUs, (ii) the treatment of the Closing Indebtedness (as defined in the Business Combination Agreement), (iii) the inclusion of a go-forward equity incentive plan and employee stock purchase plan, among other employment matters, (iv) a minimum cash condition, (v) indemnification of the Sponsor and other Inflection Point persons, (v) pre-Closing and post-Closing covenants regarding Merlin’s intellectual property, (vi) treatment of Merlin’s assets located in New Zealand, (vii) various tax provisions, (viii) various representations and warranties and (ix) various provisions related to the PIPE Investments.

On July 15, 2025, White & Case delivered to Latham initial drafts of the Pre-Funded SPA, the new form of Pre-Funded Convertible Note and the form of Pre-Funded Warrant.

On July 20, 2025, the model was distributed to the Inflection Point Board, Newbridge, and key prospective PIPE investors.

On July 21, 2025, White & Case delivered initial drafts of the form of Certificate of Designation and form of New Merlin Series A Warrant.

Between July 15, 2025 and August 11, 2025, White & Case and Latham, upon their respective discussions with Inflection Point and Merlin, exchanged drafts of the form of Pre-Funded SPA, the new form of Pre-Funded Convertible Note, the form of Pre-Funded Warrant, the Certificate of Designation and the New Merlin Series A Warrant. On or around August 11, 2025, the forms of the foregoing documents agreed between Inflection Point and Merlin were distributed to a select group of institutional accredited investors for review. Between August 11, 2025 and August 13, 2025, Inflection Point, Merlin, the investors and their respective counsels negotiated the final terms of the financing documents. Key items negotiated included: (i) the conversion price and treatment of the Pre-Funded Convertible Notes under different circumstances, (ii) whether and on what terms there would be anti-dilution and other adjustments to the conversion and exercise prices of the Pre-Funded Convertible Notes, Pre-Funded Warrants, Series A Preferred Stock and New Merlin Series A Warrants, (iii) the representations and warranties by Merlin in the Pre-Funded SPA and Series A SPA, (iv) indemnification obligations of Merlin, and (v) the covenants and events of default under the Pre-Funded Convertible Notes, including which covenants would not apply unless the Business Combination Agreement was terminated.

On July 31, 2025, Mr. George joined Messrs. Shannon, Padula, and a representative of Newbridge to discuss the Merlin’s business, technology and strategy.

Also on July 31, 2025, Mr. George and representatives of Latham joined Mr. Shannon and representatives of White & Case to review business terms for the Pre-Funded Note Purchase Agreement.

At 12 p.m. Eastern Time on August 8, 2025, the Special Committee, consisting of Ms. Savitt, and Messrs. Theysset and Samuels, met with Messrs. Gundlach, Combes, Blitzer, Folino, Shannon and Padula, as well as representatives of White & Case, Ogier (Cayman) LLP (“Ogier”), EGS and Newbridge to discuss the proposed Business Combination, the Business Combination Agreement and the other Transaction Documents. Presentation materials and proposed drafts of the definitive agreements were made available to the members of the Special Committee and the other members of the Inflection Point Board in advance of the meeting. Ogier provided an overview of the fiduciary duties applicable to the Special Committee and the Inflection Point Board. White & Case provided a summary of the findings of legal diligence conducted on Merlin. Thereafter, Messrs. Blitzer, Shannon and Padula provided their assessment of Merlin, the key terms of the Business Combination, and the due diligence that had been conducted in conjunction with the transaction. The Special Committee provided feedback to management and legal counsel and determined to hold a subsequent meeting to continue to evaluate the Business Combination and to review Newbridge’s analysis of the transaction, and in particular, the valuation ascribed to Merlin.

At 5:00 p.m. Eastern Time on August 8, 2025, the Special Committee reconvened with Messrs. Blitzer, Follino, Shannon, Combes and Padula again in attendance, also in attendance were representatives of White & Case, EGS and Newbridge. Newbridge provided a detailed overview of the process it took to evaluate the transaction, and the valuation ascribed to Merlin. The Special Committee asked numerous questions of the representative of Newbridge, to which such representative responded. Thereafter, Newbridge rendered an oral opinion (which was subsequently confirmed in writing) to the effect that, as of that date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders, and (ii) the Business Combination had an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at that time. The Special Committee continued its discussion after the representative of Newbridge left the meeting. Thereafter, representatives of White & Case provided an overview of the Business Combination Agreement and the other Transaction Documents, including the financing documents. After further discussion, the Special Committee unanimously resolved that the Business Combination, the Business Combination Agreement, and each Transaction Document were in the best interests of Inflection Point, and recommended that the Inflection Point Board approve the Business Combination and the entry into the Business Combination Agreement and each other Transaction Document. In light of the extensive discussions held by the Special Committee and other members of the Inflection Point Board, it was proposed that the board approval be completed via written resolutions in the coming days as definitive agreements were finalized.

On August 11, 2025, by unanimous written resolutions in lieu of a meeting, the Inflection Point Board unanimously (i) approved the Business Combination Agreement and the other Transaction Documents to be entered into by Inflection Point and the transactions contemplated thereby and (ii) determined that the Business Combination is in the best interests of Inflection Point. In approving the Business Combination, the Inflection Point Board also determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the assets held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account).

On August 13, 2025, the Business Combination Agreement, the Signing Pre-Funded PIPE Agreements and the Series A SPA were fully executed, with all signatures held in escrow.

On August 14, 2025, all signatures to the Business Combination Agreement, the Signing Pre-Funded PIPE Agreements and the Series A SPA the Signing Pre-Funded PIPE Agreements and the Series A SPA were released and the Business Combination was announced prior to market open. The PIPE financing was announced concurrently, with a substantial portion pre-funded at the announcement and the remainder structured to fund at close. Inflection Point also announced its plan to rebrand as Inflection Point Acquisition Corp. IV following the transaction announcement.

On September 15, 2025, Inflection Point filed a preliminary proxy statement for an extraordinary general meeting to consider proposals (i) to change its name to Inflection Point Acquisition Corp. IV and (ii) to amend the Cayman Constitutional Documents to allow it to consummate the redemption in connection with the commencement of the procedures to consummate a business combination if the Inflection Point Board determines it is desirable to facilitate the consummation of such business combination (collectively, the “Autumn Shareholder Proposals”). On September 26, 2025, Inflection Point called an extraordinary general meeting for purposes of considering the Autumn Shareholder Proposals for October 21, 2025, filed a definitive proxy statement for the same, and commenced mailing of the same.

In mid-September 2025, Merlin and Inflection Point began preparations to seek additional financing in connection with the Business Combination (the “PIPE Expansion”).

On October 2, 2025, Inflection Point engaged TD Securities to act as a placement agent in connection with the PIPE Expansion.

On October 21, 2025, at an extraordinary general meeting, the Inflection Point Shareholders approved the Autumn Shareholder Proposals. Accordingly, Inflection Point was renamed Inflection Point Acquisition Corp. IV, and the Cayman Constitutional Documents were amended to reflect such change and to allow Inflection Point to consummate the redemption in connection with the commencement of the procedures to consummate a business combination if the Inflection Point Board determines it is desirable to facilitate the consummation of such business combination.

Between October 2, 2025 and November 14, 2025, Inflection Point and Merlin, with the assistance of TD Securities, Cantor and Cohen, engaged in a marketing process for the PIPE Expansion. Between October 30, 2025 and November 11, 2025, draft purchase agreements, the Certificate of Designation and the form of New Merlin Series A Warrant were provided to prospective investors. On November 12, 2025, White & Case provided a draft of Amendment No. 1 to the Initial Series A SPA to the Closing PIPE Investor. On November 14, 2025, White & Case provided a draft of Amendment No. 1 to the Signing Pre-Funded SPA, the Post-Signing Pre-Funded SPA, the associated Pre-Funded Warrant, the Certificate of Designation and the form of New Merlin Series A Warrant to the Pre-Funded Investor party to the Post-Signing Pre-Funded SPA.

Between October 30, 2025 and November 14, 2025, Inflection Point and Merlin negotiated the terms of the PIPE Expansion with the Closing PIPE Investor, the Additional Closing PIPE Investors and the Pre-Funded Investor party to the Post-Signing Pre-Funded SPA. Key items negotiated included: (i) a change to the Certificate of Designation to provide that the protective provisions for the Series A Preferred Stock would remain in place for so long as at least 20% of the shares of Series A Preferred Stock issued as of Closing are outstanding and (ii) the amount of warrant coverage.

On November 12, 2025, Inflection Point formally engaged Cohen as co-placement agent for the PIPE Expansion.

On November 14, 2025, Inflection Point and Merlin formally engaged Cantor as co-placement agent for the PIPE Expansion.

On November 17, 2025, (i) Merlin and one of the Pre-Funded Investors entered into the Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million, an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA, (ii) Inflection Point and Merlin entered into Amendment No. 1 to the Initial Series A SPA, pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible, on the same terms and conditions as the Signing Series A SPA, and (iii) Inflection Point and Merlin also entered into the Additional Series A SPAs with the Additional Closing PIPE Investors, pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock and Upsized New Merlin Series A Warrants to purchase a number of shares of New Merlin Common Stock equal to 75% of the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible, in a private placement, on substantially the same terms as the Initial Series A SPA, for an aggregate purchase price of $20 million.

On February 8, 2026, Inflection Point engaged Canaccord Genuity LLC as its capital markets advisor in connection with the Business Combination. On February 9, 2026, Merlin engaged Raymond James & Associates, Inc. as its capital markets advisor in connection with the Business Combination.

The Special Committee’s and Inflection Point Board Reasons for the Approval of the Business Combination

On August 11, 2025, pursuant to the recommendations of the Special Committee, the Inflection Point Board, by unanimous written resolutions in lieu of a meeting, unanimously (i) approved the Business Combination Agreement and the other Transaction Documents to be entered into by Inflection Point and the Business Combination contemplated thereby and (ii) determined that the Business Combination is in the best interests of Inflection Point. The Inflection Point Board also recommended that the shareholders of Inflection Point approve and adopt the Business Combination Agreement and the transactions contemplated thereby and the other proposals to be presented at the extraordinary general meeting.

In evaluating the Business Combination, and before making these determinations and recommendations, the Inflection Point Board consulted with its management team, legal counsel and other advisors and considered a variety of factors. In light of the complexity of those factors, the Inflection Point Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Inflection Point Board may have given different weight to different factors in their evaluation of the Business Combination. Among those factors, the Inflection Point Board reviewed the results of due diligence conducted by Inflection Point’s management, legal advisors, and third-party consultants, which included:

•        Research on the autonomous flight software industry and related autonomous technology industries, which affirmed Inflection Point’s belief that there is ample opportunity for first movers in the industry, specifically within the United States, to solidify competitive positioning and capitalize on significant government funding commitments driven by a focus from the government to allocate resources to critical technologies;

•        Review of certain government contracts, including an IDIQ contract by and between Merlin and United States Special Operations Command (USSOCOM), valued at up to $105 million, to integrate the Merlin Pilot into the C-130J aircraft (see the section entitled “Information about Merlin Labs — USSOCOM Contract.”);

•        Review of Merlin’s ongoing projects, including a partnership with Northrop Grumman to test, validate, and refine the Merlin’s system currently implemented on the Model 434 Vanguard aircraft developed by Scale Composites as part of the Beacon™ autonomous testbed; ongoing flight tests conducted in New Zealand to certify takeoff-to-touchdown autonomous capabilities; and a partnership with Honeywell to bring autonomy to a wider variety of aircrafts, including military fleets;

•        Review of Merlin’s approved government certifications, including an active autonomy certification program with the U.S. Federal Aviation Administration and the New Zealand Civil Aviation Authority;

•        Review of Merlin’s historical financial investments, including Merlin’s raising of approximately $124 million in financing by certain reputable accredited investors, including Baille Gifford, First Round Capital and Snowpoint Ventures, and certain financial forecasts as it relates to Merlin’s government contracts including revenues, margin profiles, capital expenditures, cash flow and other relevant financial and operating metrics. For more information about Merlin’s internal financial projections, see the section titled “Projected Financial Information” below. This review included thorough and robust diligence of Merlin’s near and long-term development of autonomous technology software, in house capital equipment currently owned and planned for purchase, and an understanding of the potential future competitors and competitive landscape. In recommending the Business Combination, the Inflection Point Board acknowledged Merlin’s first mover advantage in a rapidly growing domestic total addressable market, highlighted by Merlin’s existing contract with USSOCOM. There is no material obligation for the government to purchase Merlin’s services under the USSOCOM Contract. See the section entitled “Information about Merlin Labs — USSOCOM Contract.” The compelling longer-term vision of adapting and integrating the Merlin Pilot across multiple government aircraft platforms was noted as a key competitive advantage;

•        Conference calls and in person meetings with Merlin’s management team and representatives regarding operations, company hardware and software, intellectual property, end customer markets, total addressable market and growth prospects, among other customary due diligence matters;

•        Findings of third-party commercial due diligence review of Merlin’s operations and business strategy, such as its strategy to pursue an initial contract with the DoD rather than in commercial aviation;

•        Review of Merlin’s historical financials and audits, current and targeted government programs and commercial end markets, intellectual property and information technology and certain other legal due diligence; and

•        Multiple due diligence trips to Merlin’s facilities in Boston, Massachusetts and Quonset, Rhode Island.

The prospectus for the IPO states that Inflection Point intended to seek businesses in the TMT sectors, as well as attractive business opportunities within sectors that are being transformed via technology adoption, with emphasis on the following favorable industry and business characteristics, including:

•        strong growth prospects;

•        high barriers to entry;

•        opportunities for consolidation;

•        strong recurring revenues;

•        attractive margins; and

•        the ability to accelerate value creation via continued technological advancement.

Additionally, the prospectus for the IPO states that while Inflection Point intended to utilize a wide lens in anticipating opportunities in sectors undergoing technological change, the following sub-sectors were of particular interest based on the management team’s experience, network and focus:

•        Artificial Intelligence | Companies that benefit from the continued development in artificial intelligence, including workforce augmentation, natural language processing, coding, creative AI and technology underpinning autonomous vehicles.

•        Business Services | Companies that utilize technological solutions to deliver more efficient solutions across a range of activities, including data processing, customer/technical support and others.

•        Digital Infrastructure | Companies that create and manage towers, small cells, fiber optic networks and data centers; which benefit from growing investment in underlying digital advancement.

•        Software | Companies that aim to develop and provide software on a license or subscription basis across industries and processes.

•        Edtech | Companies that create technologies to facilitate and enhance the learning experience, including applications, hardware, software and online content delivery.

•        Financial Services | Companies in the traditional financial services ecosystem that are in the midst of a digital transformation.

•        Fintech | Companies that provide more efficient, cheaper and user-friendly financial services to customers or facilitate the infrastructure to provide such services.

•        Media | Companies that control the distribution (either broadcasting or streaming) and production of media entertainment, including music, cinema, television, sports and video games.

•        Retail/E-Commerce | Companies that enable both individuals and corporates to transact via new channels, including marketplaces, online auctions, travel, payment gateways, aggregators and online ticketing companies.

In particular, the prospectus for Inflection Point’s IPO identified the following high level, non-exclusive investment criteria that Inflection Point would use to screen for and evaluate target businesses. The Inflection Point Board considered these criteria in its evaluation of Merlin:

•        Utilizes Inflection Point’s global network of contacts, which provides access to differentiated deal flow and significant deal-sourcing capabilities;

•        Has a strong, experienced management team, or provides a platform to assemble an effective management team with a track record of driving growth and profitability;

•        Provides a platform for add-on acquisitions, which Inflection Point believes will be an opportunity for the Sponsor and its members and management team to deliver incremental shareholder value post-acquisition;

•        Would benefit from Inflection Point’s Co-Founders’ experience, which can be applied to improve the operations and market position of the target;

•        Has a defensible market position, with demonstrated advantages when compared to its competitors and which create barriers to entry against new competitors;

•        Has a differentiated or unique product and technology offering with multiple avenues for growth and margin expansion;

•        Is at an inflection point, such as requiring additional management expertise, is able to innovate through new operational techniques, or where we believe we can drive improved financial performance;

•        Is a fundamentally sound company that is underperforming its potential;

•        Generates stable free cash-flow or has the near-term potential to generate sustainable free cash flow;

•        Exhibits unrecognized value or other characteristics, desirable returns on capital, and a need for capital to achieve the company’s growth strategy, that Inflection Point believes has been misevaluated by the marketplace based on its analysis and due diligence review;

•        Has a diversified customer base better positioned to endure economic downturns, changes in the industry landscape and evolving customer, supplier and competitor preferences;

•        Will offer an attractive risk-adjusted return for our shareholders, potential upside from growth in the target business and an improved capital structure that will be weighed against any identified downside risks; and

•        Can benefit from being a publicly traded, is prepared to be a publicly traded company, and can utilize access to broader capital markets.

Further, as a special purpose acquisition company associated with Inflection Point Fund, this acquisition is in line with prior business combinations completed by Inflection Point Fund’s previous special purpose acquisition companies, which consisted of targets working on technologies to be applied in the public sector and are viewed as critical technologies, including:

•        USA Rare Earth | U.S.-based company focused on developing a fully integrated, domestic supply chain for rare earth elements, critical minerals, and battery materials. Its strategy includes mining, processing, and manufacturing rare earth magnets and related products used in clean energy, defense, and high-tech industries. The company controls the Round Top rare earth and critical minerals project in Texas, which contains significant deposits of rare earths and other critical materials, positioning it as a key player in reducing U.S. dependence on foreign supply chains.

•        Intuitive Machines | U.S.-based space exploration company focused on enabling access, operations, and infrastructure in cislunar space. Founded in 2013, the company designs and builds lunar landers, provides lunar payload delivery services under NASA’s Commercial Lunar Payload Services (CLPS) program, and develops communications, navigation, and data relay systems for lunar missions. The Company also offers orbital services such as rideshare delivery and satellite logistics, as well as space products including mobility systems, power solutions, and precision landing technologies. Revenue is primarily generated through government contracts (notably with NASA), commercial payload delivery, and space infrastructure services. Intuitive Machines successfully landed the Nova-C Odysseus lander on the Moon in 2024 — the first U.S. spacecraft on the lunar surface since Apollo — and continues to build out its lunar operations center and technology capabilities to support NASA’s Artemis program and the emerging lunar economy

As detailed above, the prospectus for the IPO identified the general criteria and guidelines that Inflection Point believed would be important in evaluating prospective target businesses, although Inflection Point indicated that these criteria are not intended to be exhaustive. Any evaluation by Inflection Point relating to the merits of a particular business combination may be based on additional considerations, factors and criteria that our management team may deem relevant. Inflection Point may enter into a business combination with a target business that does not meet these criteria and guidelines. The Inflection Point Board considered these criteria in its evaluation of Merlin.

Strong, Experienced Management Team:    Inflection Point intended to pursue companies which have strong, experienced management team, or provide a platform to assemble an effective management team with a track record of driving growth and profitability.

Inflection Point believes Merlin satisfies this criterion through the success of its management team in pioneering AI-powered, takeoff-to-touchdown autonomous flight systems and Merlin’s capabilities in both defense and civil markets. Merlin’s founder and CEO, Matt George, CTO Tim Burns and their team of nearly 100 engineers have developed and tested certifiable autonomous systems which have been applied across multiple aircraft types, supported by hundreds of successful test flights in the U.S. and New Zealand with a safety pilot onboard. Within the $3 billion total addressable market in defense and civil industries, Merlin’s recent USSOCOM contract provided Inflection Point with confidence in the management team’s ability to lead Merlin in capturing significant market share in both the military and commercial aviation industries. There is no material obligation for the government to purchase Merlin’s services under the USSOCOM Contract. See the section entitled “Information about Merlin Labs — USSOCOM Contract.” Although Merlin is still in the process of scaling its operations and expanding into additional aircraft platforms, Merlin is the world’s first approved certification basis for AI-enabled autonomy, demonstrating the technical talent of the Merlin management team.

Provides a Platform for Add-On Acquisitions:    Inflection Point searched for companies which would provide a platform for add-on acquisitions, which Inflection Point believes would be an opportunity for the Sponsor and its members and Inflection Point’s management team to deliver incremental shareholder value post-acquisition.

Inflection Point believes that Merlin satisfies this criterion. The popularity of AI and autonomous technology amidst growing demand for uncrewed flight capabilities makes Merlin an attractive choice for M&A opportunities, such as its recent partnership with GE Aerospace to pursue autonomy core development. The Inflection Point team is optimistic about opportunities for Merlin to grow its business after the Business Combination by working with other companies which have complementary technologies and capabilities.

Benefit from Inflection Point’s Experience:    Inflection Point targeted companies which would benefit from Inflection Point’s management team’s experience to improve its operations and market position.

Inflection Point believes that Merlin satisfies this criterion based on their willingness to consult with Inflection Point’s management team on key strategic decisions including the search process for a long-term CFO of the post-business combination entity and future capital raising strategy.

Defensible Market Position:    Inflection Point sought to acquire a company with a defensible market position, with demonstrated advantages when compared to its competitors and which create barriers to entry against new competitors.

Inflection Point believes that Merlin has demonstrated significant potential for a defensible market position with their government contracts, including the IDIQ production contract with USSOCOM, valued at up to $105 million, in which it was selected as the sole prime to integrate the Merlin Pilot onto the C-130J aircraft. There is no material obligation for the government to purchase Merlin’s services under the USSOCOM Contract. See the section entitled “Information about Merlin Labs — USSOCOM Contract.” Merlin’s already-established government contracts puts it above its competitors and creates opportunities to integrate its technology onto additional government aircraft models.

Unique Product Offering:    Inflection Point searched for targets with a differentiated or unique product and technology offering with multiple avenues for growth and margin expansion.

Merlin holds the world’s first and only (as of the date of the Inflection Point Board’s approval) approved certification basis for AI-enabled, takeoff-to-touchdown onboard autonomy on a commercial aircraft. Its unique product offering has the capacity to significantly cut costs for its customers and has the potential to be implemented in both civil and military aviation. Given the demand in various markets, Inflection Point believes that Merlin’s technology offers significant potential for growth.

Inflection Point:    Inflection Point intended to pursue companies that are at an inflection point, such as requiring additional management expertise, are able to innovate through new operational techniques, or where Inflection Point believes its management team can drive improved financial performance.

Although Merlin is not yet in a position where the profit contribution from existing contracts offsets fixed costs, Inflection Point believes Merlin satisfies this criterion because its extensive flight hours and robust software infrastructure will enable Merlin to capitalize on market opportunities. Through continued development, Merlin could be among the first companies to bring autonomous flight to the defense and commercial aviation industries, which may drive a high return on capital. While Merlin is not currently generating any profits, Merlin’s intention is to self-fund after the successful integration of the Merlin Pilot into the C-130J aircraft. The growth capital provided by the Business Combination may also provide Merlin with the option to further invest in its existing technologies and to continue pursuing certification of the Merlin Pilot in commercial aviation.

Valuation:    Inflection Point sought to acquire a company which is fundamentally sound but underperforming its potential, is generating stable free cash-flow or has the near-term potential to generate sustainable free cash flow, and exhibits unrecognized value or other characteristics, desirable returns on capital, and a need for capital to achieve the company’s growth strategy, that Inflection Point believes has been misevaluated by the marketplace based on its analysis and due diligence review.

Inflection Point believes based on its analysis, due diligence review, and the opinion of Newbrdige, that Merlin has the near-term potential to generate sustainable free cash flow, and exhibits unrecognized value or other characteristics, desirable returns on capital, and a need for capital to achieve its growth strategy.

Financial Model

Inflection Point reviewed certain of Merlin’s internal financial projections of projected capital requirements, revenue and operating costs, EBITDA and cash flow from the recent USSOCOM contract for each of the years in the 2-year period ending December 31, 2026, as further described under “Projected Financial Information” below. Inflection Point viewed the projected capital needs, projected revenues, EBITDA and cash flows as reasonable. In particular, Merlin forecasted $32 million in revenue in 2026 arising from the contract with USSOCOM. Inflection Point determined that this fact pattern supported its proposed base valuation of $800 million, as this implied a 25x multiple of projected 2026 revenue, which Inflection Point viewed as reasonable based on its review of precedent autonomous technology companies. Based on the Inflection Point Board’s extensive experience evaluating public companies, the Inflection Point Board believed that (i) the multiple reflected an attractive valuation relative to other autonomous technology and specialized technology companies and (ii) the valuation would still be favorable even if actual revenue is materially less than such projection. As projected revenue for 2026 did not take into account potential out-performance by Merlin on the USSOCOM Contract or potential revenue arising from the anticipated contract with the United States Air Force, Inflection Point determined that the proposed valuation of $800 million was appropriate and reasonable.

For more information about Merlin’s internal financial projections, see the section titled “Projected Financial Information” below.

United States Special Operations Command (USSOCOM) Contract

As discussed in more detail elsewhere in this proxy statement/prospectus, the USSOCOM Contract is structured as an Indefinite Delivery/Indefinite Quantity program, such that the Inflection Point Board considers the $800 million valuation to be justified. Given USSOCOM’s reputation as a discerning and technically demanding customer in the U.S. defense ecosystem, Inflection Point viewed the USSOCOM Contract as further evidence of the credibility of Merlin’s valuation. The Board considered that the near-term financial contribution from the USSOCOM Contract is a significant portion of Merlin’s overall projected revenue growth. The contract provides a further scalable channel for future task orders and serves as validation of Merlin’s technology and execution capabilities, thereby potentially providing significant future value to Inflection Point’s shareholders. There is no material obligation for the government to purchase Merlin’s services under the USSOCOM Contract. See the section entitled “Information about Merlin Labs — USSOCOM Contract.”

Opinion of Newbridge Securities Corporation

The Special Committee received an opinion from Newbridge as to (i) the fairness, as of such date, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement, and (ii) whether the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by Newbridge, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Opinion of Newbridge Securities Corporation”. A copy of Newbridge’s opinion is attached hereto as Annex F.

Other Alternatives:    The Inflection Point Board believes, after a thorough review of other business combination opportunities reasonably available to Inflection Point, that the proposed Business Combination represents the best potential initial business combination reasonably available to Inflection Point based upon the process utilized to evaluate and assess other potential acquisition targets.

Pre-Funded Convertible Note Purchase Agreement and Series A SPA

Merlin’s management and Inflection Point pursued the Pre-Funded Note Investment and the Closing PIPE Investment in order to provide additional funds for the post-business combination entity. The Inflection Point Board viewed the substantial investments and/or investment commitments pursuant to the Signing Pre-Funded PIPE Agreements and the Initial Series A SPA as significant support from investors for the valuation of Merlin and the opportunities represented by the Business Combination. The Inflection Point Board also considered that these financings provide for additional capital for Merlin’s execution of its business plan both before and after the Business Combination is completed better positioning Merlin to deliver shareholder value.

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into the Signing Pre-Funded PIPE Agreements with Pre-Funded Investors. Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement.

Also on August 13, 2025, Inflection Point, Merlin and the Closing PIPE Investor entered into the Series A SPA. Pursuant to the Series A SPA, the Closing PIPE Investor has agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, a New Merlin Series A Preferred Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible, for an aggregate purchase price of $50,000,000.

Merlin’s Stockholders’ Retained Interest:    Merlin’s Stockholders are rolling 100% of their equity, investing in additional equity in the transaction, and will own an approximately 63.53% stake in New Merlin (assuming the No Redemption Scenario and calculated based upon certain assumptions as described in the section of this proxy statement/prospectus entitled “Beneficial Ownership of Securities”), demonstrating their ongoing equity commitment to the combined company.

In the course of their deliberations, the Special Committee and the Inflection Point Board considered a variety of uncertainties, risks and other challenges relevant to the Business Combination, including the below (which are not weighted or in any order of significance):

Limited Customer Base:    Contrary to Inflection Point’s aim to effect a Business Combination with a target business with a diversified customer base, Merlin is heavily reliant on its contracts with the U.S. federal government prior to its technology being accepted and used in commercial aviation, if ever. Although a positive business relationship with a customer such as the DoD provides Merlin with a significant competitive advantage in the defense industry, its undiversified customer base may make it less resilient to economic downturns or evolving preferences. As such, if Merlin is unable to maintain its contracts with the DoD, Merlin’s business and financial condition could be adversely affected.

Technological Risk:    Merlin is highly reliant on the success of its proprietary AI Technologies. Aircraft operators use Merlin Pilot service to autonomously aviate, navigate and communicate with air traffic control and aircraft and other activities that may be mission or safety critical. If errors or defects in Merlin’s technology impairs the operation of an aircraft or results in damage to an aircraft, loss of or damage to property, serious injury or death could result. Any of these events could expose Merlin to claims and significant liability, result in revocation of regulatory approvals, adversely affect its financial condition and results of operations, and imperil the ongoing operation of its business.

Regulatory Risk:    Merlin is reliant on aviation regulations and certification from regulatory authorities such as the Federal Aviation Authority (FAA) and/or New Zealand Civil Aviation Authority (CAA) and Military Airworthiness authorities to certify their technology on aircraft. If Merlin fails to obtain any of the required authorizations or certificates, or do so in a timely manner, or any of these authorizations or certificates are modified, suspended or revoked after it obtains them, Merlin may be unable to launch its commercial service or do so on the timelines it projects and may have an adverse impact on its business, financial condition and results of operations.

Benefits Not Achieved:    The risk that the potential benefits of the Business Combination or anticipated performance of Merlin OpCo may not be fully achieved, or may not be achieved within the expected timeframe and that the results of operations of New Merlin’s business may differ materially from the projections prepared by Merlin OpCo and reviewed by the Inflection Point Board.

Liquidation of Inflection Point:    The risks and costs to Inflection Point if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Inflection Point being unable to effect an initial business combination within the required timeframe under the Cayman Constitutional Documents and force Inflection Point to liquidate and the Inflection Point Rights to expire and become worthless.

Shareholder Vote:    The risk that the shareholders of Inflection Point may fail to approve the Business Combination.

Closing Conditions:    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within the parties’ control.

Litigation:    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

Fees and Expenses:    The fees and expenses associated with completing the Business Combination.

Interests of Certain Persons:    The Special Committee and the Inflection Point Board were aware that the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors have interests in the Business Combination that are in addition to, and that may be different from, the interests of unaffiliated Inflection Point shareholders. For instance, the Sponsor and Inflection Point Fund will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders. Such interests are described in more detail under the caption “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Inflection Point Fund, and Inflection Point’s Directors and Officers in the Business Combination.” The Inflection Point Board took several steps to mitigate these potential conflicts of interest, including requiring Special Committee approval of the Business Combination as a condition precedent to the Inflection Point Board’s approval of the Business Combination. The Special Committee also engaged Newbridge to render an opinion on the fairness to Inflection Point’s unaffiliated shareholders of the consideration to be paid by Inflection Point to acquire Merlin.

Public Shareholders Will Have a Minority Ownership Interest in New Merlin:    The fact that current Inflection Point shareholders will experience immediate dilution as a consequence of the issuance of shares of New Merlin as consideration in the Business Combination and, as a result, such shareholders will collectively own a minority interest in New Merlin after the Closing. Having a minority ownership interest may reduce the influence that current shareholders of Inflection Point have on the management of New Merlin.

Competition.    The fact that there are a number of companies competing in the autonomous technologies space and the possibility that Merlin may be unable to enter into additional contracts to implement the Merlin Pilot, or the possibility that one of its competitors may be able to develop new technologies or business strategies that may negatively impact Merlin’s growth prospects.

Redemption.    The risks and costs to Inflection Point if the Business Combination is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which could result in Inflection Point being unable to effect an initial business combination by within the time set forth in the Cayman Constitutional Documents forcing Inflection Point to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirement of other applicable law, and the Inflection Point Rights to expire and become worthless.

Public Company Status.    The requirements of being a public company, including compliance with the SEC’s requirements regarding internal control over financial reporting, may strain New Merlin’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than New Merlin anticipates.

Other Risks:    The various other risks associated with the Business Combination, Inflection Point’s business and the businesses of Merlin described in the “Risk Factors” section of this proxy statement/prospectus.

In addition to considering the factors described above, the Inflection Point Board also recognized and considered that the Sponsor, its affiliates and the officers and directors of Inflection Point have interests in the Business Combination that are in addition to, and that may be different from, the interests of the Public Shareholders resulting in potential conflicts of interests, including those described elsewhere in this section and in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business

Combination”. The Inflection Point Board reviewed and considered the foregoing interests during the negotiation of the Business Combination and in evaluating and unanimously approving the Business Combination Agreement and the transactions contemplated therein.

The Inflection Point Board, based on the recommendation of the Special Committee, concluded that the potential benefits that they expected Inflection Point and its shareholders to achieve as a result of the Business Combination outweighed the potential negative factors associated with the Business Combination. Accordingly, the Inflection Point Board unanimously determined that the Business Combination Agreement and the Business Combination were in the best interests of the Company and its shareholders.

The Merlin Board’s Reasons for the Approval of the Business Combination

Before reaching its decision on August 12, 2025, the Merlin Board consulted with its management team, legal counsel and other advisors. The Merlin Board considered a variety of factors in connection with its evaluation of the Business Combination and in approving the Business Combination and the matters related to the Business Combination. In light of the complexity of those factors, the Merlin Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Merlin Board may have given different weight to different factors in their evaluation of the Business Combination. Those factors included:

•        Public Company Platform.    The Merlin Board’s belief that becoming a public company would be the best way for Merlin to have access to long-term sources of available capital, access to public markets, potential for accessing retail investors, and the visibility associated with periodic reporting, all of which the Merlin Board believed would aid Merlin in executing its long-term strategic plan; also, the Merlin Board’s belief that becoming a public company would provide a more effective platform for Merlin to emphasize the role it may be able to play in advancing autonomous flight technology and positioning itself as the leading U.S.-based developer of autonomy solutions for fixed-wing aircraft.

•        Immediate Capital Infusion.    The uniqueness of this particular potential Business Combination, as the negotiated transaction resulted in the infusion of capital at the time of entry into the Business Combination. The Merlin Board believed that the addition of immediate capital at the time of the entering into the Business Combination Agreement, as opposed to waiting for the closing of the Business Combination to receive any funds, provided Merlin with a positive path forward and allowed it to deploy some or all of this capital and thus progress its business plan during the pendency of the Business Combination.

•        Potential Liquidity Opportunity for Long Term Holders.    The fact that Merlin is a private company with limited opportunities for liquidity for its holders outside of a sale of Merlin. The Merlin Board believed that the Business Combination, and the potential listing of New Merlin’s shares on Nasdaq, provides long term holders of Merlin equity interests with an opportunity, subject to the expiration of any applicable lockup and transfer restrictions, to sell all or a portion of their resulting New Merlin Common Stock and thus diversify their holdings.

The Merlin Board also gave consideration to certain negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus).

Satisfaction of the 80% Test

It is a requirement under the Cayman Constitutional Documents and Nasdaq listing requirements that the target business acquired in Inflection Point’s initial business combination have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for Inflection Point’s initial business combination. As of August 13, 2025, the date of the execution of the Business Combination Agreement, the balance of funds held in the Trust Account was at least $258.3 million, and 80% thereof represents approximately $206.6 million. The Inflection Point Board considered all of the factors described above and the fact that the aggregate consideration for Inflection Point was the result of arm’s length negotiations with Merlin. As a result, the Inflection Point Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of Inflection Point’s management team and the Inflection Point Board, the Inflection Point Board believes that the members of the management team and the Inflection Point Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of Certain Inflection Point Persons in the Business Combination

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals included herein, you should keep in mind that the Sponsor and Inflection Point’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the Inflection Point shareholders generally. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Other Information Related to Inflection Point — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point shareholders should take these interests into account in deciding whether to approve the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        Our Sponsor purchased 7,187,500 Founder Shares for $25,000, or approximately $0.004 per share, in a private placement prior to the consummation of the IPO. On October 2, 2024, Inflection Point capitalized $239.58 standing to the credit of Inflection Point’s share premium account and issued an additional 2,395,833 Founder Shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. As a result of the underwriters’ election not to exercise their over-allotment option, 1,250,000 Founder Shares were forfeited, resulting in the Sponsor holding 8,333,333 Founder Shares. The Sponsor is controlled by Michel Combes and Andrew Gundlach, the latter of which serves as Chairman of the Inflection Point Board. Inflection Point Fund has an economic interest in 5,266,667 Founder Shares, or approximately 60.1%, of the Founder Shares held by the Sponsor. Michael Blitzer, our President, Chief Executive Officer and director, and Kevin Shannon, our Chief Operating Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Gundlach and/or his affiliates also have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Each director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor. No other person has a direct or indirect material interest in the Sponsor. Such 8,333,333 shares of New Merlin Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $87.7 million based on the closing price of $10.52 per Inflection Point Class A Share on Nasdaq on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Merlin Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Our Sponsor purchased 425,000 Private Placement Units for $4,250,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Michel Combes and Andrew Gundlach, the latter of which serves as Chairman of the Inflection Point Board. Inflection Point Fund has an economic interest in 425,000, or 100% of the Private Placement Units held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Gundlach and/or his affiliates also have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Following the Business Combination, the 467,500 shares of New Merlin Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $4.9 million based on the closing price of $10.52 per Inflection Point Class A Share on Nasdaq on February 10, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such shares of New Merlin Common Stock will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Merlin Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsor, and therefore Inflection Point Fund, will lose its entire investment in us if we do not complete a business combination by November 4, 2026 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless. In such event, the 8,758,333 Inflection Point Ordinary Shares owned by our Sponsor would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 425,000 Inflection Point Rights underlying the Private Placement Units that the Sponsor paid $4,250,000 to purchase will expire and become worthless.

•        Inflection Point Fund, an accredited investor that is an affiliate of Inflection Point, has an economic interest in 5,266,667, or approximately 60.1%, of the Founder Shares and 425,000, or 100%, of the Private Placement Units held by the Sponsor. In exchange for the Pre-Funded Convertible Note and Pre-Funded Warrant it purchased for $15.0 million, Inflection Point Fund will also receive at the Closing, (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock.

•        Inflection Point’s Sponsor, officers and directors, and Inflection Point Fund, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Inflection Point.

•        The continuation of Michael Blitzer as a director of the New Merlin Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Merlin Board determines to pay to its directors.

•        In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point Working Capital Loans. In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $2,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Merlin Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,333,333 shares of New Merlin Common Stock upon conversion of 8,333,333 Inflection Point Class A Shares.	$25,000.
	467,500 shares of New Merlin Common Stock upon the conversion of the Inflection Point Class A Shares and the Inflection Point Rights underlying the 425,000 Private Placement Units.	$4,250,000.
Inflection Point Fund

Number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share of (i) the total outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into

		Exchange of Pre-Funded Convertible Note and a Pre-Funded Warrant, which Pre-Funded Convertible Note and Pre-Funded Warrant were acquired for an aggregate purchase price of $15 million.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration

account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock.

	5,266,667, or approximately 60.1%, of the Founder Shares and 425,000, or 100%, of the Private Placement Units held by the Sponsor.	$4,250,000.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Benefits and Detriments of the Business Combination

The following describe the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination.

•        Inflection Point:    The Inflection Point Board determined that the Business Combination presents an attractive business opportunity in light of certain factors, including New Merlin’s future business and financial conditions and prospects, strong management team, and in light of the other opportunities for business combinations reasonably available to Inflection Point. The Special Committee also reviewed the financial analysis and opinion of Newbridge to the effect that, as of August 13, 2025, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view to the Inflection Point Unaffiliated Shareholders, and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. The Inflection Point Board and the Special Committee also considered the potential detriments of the Business Combination to Inflection Point, including the reliance on projections, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomics risks, the absence of possible structural protections for minority shareholders, such as the fact that the Special Committee did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination, and the risks and costs to Inflection Point if the Business Combination is not achieved, including the risk that it may result in Inflection Point being unable to complete a business combination and force Inflection Point to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirement of other applicable law, and the Inflection Point Rights to expire and become worthless. For more information, see “— The Inflection Point Board and Special Committee’s Reasons for the Approval of the Business Combination”, and various risks described under the section entitled “Risk Factors”.

•        Sponsor:    The Sponsor expects to receive substantial consideration in the Business Combination, including 8,758,333 shares of New Merlin Common Stock upon the conversion of Inflection Point Class A Shares, consisting of upon (i) the conversion of Inflection Point Class A Shares, consisting of (a) 8,333,333 Inflection Point Class A Shares resulting from the Sponsor Share Conversion and (b) 425,000 Inflection Point Class A Shares underlying the 425,000 Private Placement Units, and (ii) the conversion of Inflection Point Rights, consisting of (a) 42,500 Inflection Point Rights underlying the 425,000 Private Placement Units. As a result of the low price paid by the Sponsor for its equity in Inflection Point, the Sponsor is likely able to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers”. The Sponsor will be only be able to realize a return on their equity in Inflection Point (which may be materially higher than the return realized by Public Shareholders and holders of Inflection Point Rights) if Inflection Point completes a business combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents). Additionally, the Sponsor faces potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s role in the Business Combination, and the risk that if the Business Combination is not achieved, Inflection Point may be unable to consummate a business combination and be forced to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, resulting in the Sponsor and its affiliates’ investment being worthless.

•        Inflection Point Fund:    Inflection Point Fund has an economic interest in 5,266,667, or approximately 60.1%, of the Founder Shares and 425,000, or 100%, of the Private Placement Units held by the Sponsor. Inflection Point Fund expects to receive substantial consideration in the Business Combination, including (a) a Pre-Funded Convertible Note entitling Inflection Point Fund to receive such number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal of $17,647,058.83 plus any accrued and unpaid interest on the Pre-Funded Convertible Note, divided by (ii) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into account accrued interest through March 13, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and (b) a Pre-Funded Warrant to purchase 1,720,589 New Merlin Common Stock. Initially, the average price paid or to be paid by Inflection Point Fund for the Pre-Funded Convertible Note and Pre-Funded Warrant is greater than the initial offering price of the Inflection Point Units. However, the applicable conversion prices and exercise prices of the Pre-Funded Convertible Note, Pre-Funded Warrant and Series A Preferred Stock are subject to anti-dilution and other downward adjustments. Such downward adjustments may cause the average price paid or to be paid by Inflection Point Fund per share of New Merlin Common Stock to be reduced below, and in some cases, substantially below, the initial offering price of the Inflection Point Unis. If this were to occur, it would result in material dilution to the non-redeeming Public Shareholders of Inflection Point and may allow Inflection point Fund to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers”.

•        Unaffiliated Inflection Point Public Shareholders:    The unaffiliated Inflection Point Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-Redeeming Public Shareholders will have the opportunity to participate in the potential future growth of New Merlin, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the Inflection Point board described more fully in “— The Special Committee’s and the Inflection Point Board Reasons for the Approval of the Business Combination”, the various other risks associated with the Business Combination, the business of Inflection Point, as described further under the section entitled “Risk Factors”, the potential conflicts of interest described under “— Interests of Certain Inflection Point Persons in the Business Combination”, and the potential material dilution they may experience as described more fully in the section entitled “Summary of the Proxy Statement/Prospectus — Dilution”. Redeeming Public Shareholders have the opportunity to receive a per-share redemption price payable in cash equal to the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of Merlin following the Business Combination.

Opinion of Newbridge Securities Corporation

Inflection Point retained Newbridge to act as its financial advisor in connection with entering into the Business Combination Agreement. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Inflection Point selected Newbridge to act as its financial advisor in connection with entering into the Business Combination Agreement on the basis of Newbridge’s experience in similar transactions and its reputation in the investment community.

On August 8, 2025, at a meeting of the Board held to evaluate the Business Combination Agreement, Newbridge delivered to the Special Committee a presentation, and was confirmed by delivery of a written opinion, dated August 8, 2025, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, each of (i) the Total Pre-Money Consideration to be paid by Inflection Point in the Business Combination is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders (defined as Inflection Point shareholders other than (a) the Sponsor, (b) Inflection Point Fund, (c) officers, directors or affiliates of Inflection Point, the Sponsor or Inflection Point, and (d) Public Shareholders who elect to redeem their shares prior to or in connection with the Business Combination), and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement.

The full text of Newbridge’s written opinion to the Inflection Point Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F hereto and is incorporated by reference herein in its entirety. The following summary of Newbridge’s opinion is qualified in its entirety by reference to the full text of the opinion. Capitalized terms used but not defined herein shall have the meanings set forth in the full text of the opinion. Newbridge delivered its opinion to the Inflection Point Board for the benefit and use of the Inflection Point Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Business Combination Agreement from a financial point of view. Newbridge’s opinion also does not address the relative merits of entering the Business Combination Agreement as compared to any alternative business strategies or transactions that might exist for Inflection Point, or the underlying business decision of Inflection Point whether to proceed with those business strategies or transactions.

In connection with rendering its opinion, Newbridge, among other things:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed various drafts of the Business Combination Agreement, materially the same as the final Business Combination Agreement;

•        reviewed Inflection Point’s publicly available historical financial results, as well as certain publicly available information concerning the trading of, and the trading market for, the ordinary shares of Inflection Point since its initial public offering;

•        reviewed publicly available financial information of Inflection Point filed with the SEC, including its Annual Reports on Form 10-K (“Annual Reports”) and Quarterly Reports on Form 10-Q (“Quarterly Reports”), and Current Reports on Form 8-K (“Current Reports”) filed between November 1, 2024 and August 7, 2025;

•        conducted discussions with Inflection Point’s management team to better understand Inflection Point’s recent business history, and near-term financials;

•        reviewed the draft investor presentation, dated August 2025, describing Merlin’s history, business and operations, strategy and the Business Combination;

•        conducted discussions with Merlin’s management team to better understand Merlin’s recent business history;

•        reviewed Merlin’s unaudited financial information for FY-2024;

•        reviewed Merlin’s financial projections for 2025 and 2026 and drivers of growth;

•        performed a Public Company Comparable analysis of similar companies to Merlin, that included variables such as companies trading on a U.S. stock exchange, and have businesses in the “Defense — Advanced Aircraft”, “Military Defense Software”, and “Autonomous Software” sectors to attain 2026E Enterprise Value/Revenue multiples; and

•        performed an M&A transaction comparable analysis of similar companies to MLI that operate globally, and operate in the “Autonomous Hardware sector, to derive certain implied historical Enterprise Value/Revenue multiples.

In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management teams of both Inflection Point and Merlin that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of Merlin, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted any physical inspection of the properties or facilities of Merlin.

The issuance of Newbridge’s opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of Inflection Point and its successors. Further, Newbridge expressed no opinion as to what the value of the shares of Inflection Point Ordinary Shares actually will be when the Business Combination is consummated or the prices at which shares of Inflection Point Ordinary Shares will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a summary of the material financial analyses reviewed by the Inflection Point Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analyses.    Newbridge employed various methods to analyze the range of Implied Equity Values of Merlin.

Comparable Public Company Analysis

To calculate the implied equity value of the operating business, Newbridge first obtained the 2026E Enterprise Value/Revenue multiples from a total of fifteen (15) comparable public companies, in three different but related industry sub-sectors, identified by Newbridge that most resembled Merlin’s business, and applied to Merlin’s 2026 Revenue estimates.

The public company comparables were selected using the following criteria: (i) listed on a major stock exchange in the United States (ii) operates in the “Defense — Advanced Aircraft”, “Military Defense Software”, or “Autonomous Software” sectors, (iii) has a commercialized product and revenue over last twelve months, and (iv) had forecasted Sales data for 2026.

•        The average 2026E EV/Revenue multiple for the “Defense — Advanced Aircraft” sector was 8.6x.

•        The average 2026E EV/Revenue multiple for the “Military Defense Software” sector was 30.7x.

•        The average 2026E EV/Revenue multiple for the “Autonomous Sector” was 45.6x.

The average of these sector multiples (28.3x) was then multiplied by Merlin’s 2026E Revenue estimate of $32.0 million, to derive an Enterprise Value of $905.6 million.

The Net Debt (of $10.5 million) was subtracted (+22.5 million in cash and -$33.0 million in Debt) from the Enterprise Value to obtain an Implied Equity Value using this analysis of $895.1 million.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies were sourced from S&P Capital IQ data as of August 8, 2025.

Comparable Public Company Analysis	8/8/2025	Stock Price	Balance Sheet		Income Statement	Valuation Multiples
Company Name	Stock Symbol		Market Capitalization(1)	Enterprise Value(1)	Revenue(1) 2026E	EV/Revenue 2026E
Rocket Lab Corporation	NasdaqCM:RKLB	$44.7	$21,422.4	$21,232.4	$891.1	23.4x
AeroVironment, Inc.	NasdaqGS:AVAV	$247.5	$12,300.6	$12,324.1	$2,005.1	6.4x
Kratos Defense & Security Solutions, Inc.	NasdaqGS:KTOS	$63.9	$10,782.6	$10,288.3	$1,548.1	6.2x
Redwire Corporation	NYSE:RDW	$9.0	$1,294.9	$1,602.7	$583.3	2.8x
Intuitive Machines, Inc.	NasdaqGM:LUNR	$9.8	$1,155.8	$1,520.3	$365.1	4.2x
Defense – Advanced Aircraft					AVERAGE	8.6x
Palantir Technologies Inc.	NasdaqGS:PLTR	$187.0	$443,533.1	$437,867.2	$5,607.4	76.5x
CrowdStrike Holdings, Inc.	NasdaqGS:CRWD	$424.5	$105,803.4	$102,014.7	$4,785.4	21.3x
Snowflake Inc.	NYSE:SNOW	$191.7	$63,972.2	$62,756.2	$4,528.8	14.9x
BigBear.ai Holdings, Inc.	NYSE:BBAI	$7.1	$2,079.1	$2,082.7	$189.7	10.2x
Military/Defense – Software					AVERAGE	30.7x
Tesla, Inc.	NasdaqGS:TSLA	$329.7	$1,063,269.2	$1,040,379.2	$110,752.3	9.2x
Mobileye Global Inc.	NasdaqGS:MBLY	$13.6	$11,000.3	$9,347.3	$2,023.0	4.8x
Aurora Innovation, Inc.	NasdaqGS:AUR	$6.2	$11,367.2	$10,169.2	$67.1	152.7x
Pony AI Inc.	NasdaqGS:PONY	$14.7	$5,222.8	$4,622.4	$110.1	42.7x
Ares Acquisition Corporation II	NYSE:AACT	$11.4	$3,249.0	$2,639.0	$45.8	57.6x
WeRide Inc.	NasdaqGM:WRD	$9.2	$2,614.8	$1,830.6	$276.0	6.6x
Self-Driving/Autonomous					AVERAGE	45.6x
Source: S&P Capital IQ (as of August 7th, 2025)
			28.3x

____________

(1)      In 1,000s of USD

Precedent Transaction Company Analysis

Newbridge analyzed the last ~7 years (since March 2018) of M&A transaction data in the “Autonomous Hardware” sector to find similar transactions where the targets being acquired most resembled MLI’s business. The universe of transactions where there were similarities to MLI’s business, and where financial data was recorded for the transaction value was generally limited, as is usually the case versus Public Comparables.

The criteria used for the selected transactions were those in which the targets most resembled the MLI transaction, and included (i) targets that were in the “Autonomous Hardware” sector, (ii) no geographical limitations to where the targets had corporate headquarters, (iii) transactions wherein the EV/Revenue multiple was known.

The EV/Revenue multiple for the “Autonomous Hardware” sector was 29.1x and that was then multiplied by MLI’s 2026E Revenue estimate of $32.0 million, to derive an Enterprise Value of $931.2 million.

The Net Debt (of $10.5 million) was added (+22.5 million in cash and -$33.0 million in Debt) to the Enterprise Value to obtain an Implied Equity Value using this analysis of $920.7 million.

M&A Comparables Analysis (2018 – Present) | Industry: Autonomous Hardware
M&A Closed Date	Target/Issuer	Transaction Value	Buyers/Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
3/13/2018	Paslin Digital Technology (SHSE:600215)	$150.80	Wanfeng Jinyuan Holding Group Co., Ltd.	12.0x	China
12/24/2019	SuperRobotics Holdings (SEHK:8176)	$7.40	—	38.9x	Asia/Pacific
8/9/2021	Fetch Robotics, Inc.	$290.00	Zebra Technologies Corp. (NasdaqGS:ZBRA)	30.5x	US & Canada
2/24/2022	ParaZero Technologies Ltd. (Nasdaq:PRZO)	$10.60	Ariel Dor A.D. Investments Ltd; et al	14.6x	US/Israel/Canada/Europe
3/15/2023	Rainbow Robotics Co. (KOSDAQ:A277810)	$21.30	Samsung Electronics Co. (KOSE:A005930)	39.6x	Asia/Pacific
5/13/2024	Dhaksha Unmanned Systems Private Ltd	$18.00	Coromandel Technology Limited	46.2x	India
7/18/2024	Astra Space, Inc.	$86.90	—	22.1x	US & Canada
Source: S&P Capital IQ (as of August 7th, 2025)			Average	29.1x

____________

(1)       Millions of USD

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the Inflection Point Board in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion.

The estimates of the future performance of Inflection Point in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the valuations resulting from, the analyses described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual value of Inflection Point Ordinary Shares.

Conclusion

The values derived from the different analyses that Newbridge used show a range between $895.5 million to $917.5 million, with a midpoint of those two valuation datapoints of $906.5 million. The Total Pre-Money Consideration to be received by the shareholders of MLI of $800.0 million is below the valuation range of the Analyses.

Based upon and subject to the foregoing, it is our Opinion that as of the date of August 8, 2025 (i) the Total Pre-Money Consideration to be paid by Inflection Point in the Business Combination is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by Inflection Point in its Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement

The type and amount of consideration payable in the Business Combination Agreement was determined through arm’s-length negotiations between Inflection Point and Merlin, and was unanimously approved by the Inflection Point Board. The decision to enter into the Business Combination Agreement was solely that of the Inflection Point Board. As described above, Newbridge’s opinion and analyses were only one of many factors considered by the Inflection Point Board in its evaluation of entering into the Business Combination Agreement and should not be viewed as determinative of the views of the Inflection Point Board or Merlin’s management team with respect to entering into the Business Combination Agreement.

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of its Opinion to the Board, BACQ agreed to pay Newbridge a fee of $75,000. $10,000 of the fee was paid as a retainer, $55,000 was paid upon delivery of the Opinion, and $10,000 was paid upon the initial filing of the Statement. No portion of Newbridge’s fee is refundable or contingent upon the conclusion reached in the Opinion.

Projected Financial Information

In connection with Inflection Point’s consideration of the potential Business Combination, Merlin provided its internally-derived forecasts for its operations to Inflection Point for use as a component of their overall evaluation of Merlin. Those forecasts included certain performance metrics for 2025 and 2026 (the “Projections”). The Projections are included in this proxy statement/prospectus because they were provided to the Inflection Point Board for its evaluation of the Business Combination.

The Projections are included in this proxy statement/prospectus solely to provide Inflection Point’s shareholders access to information made available in connection with the Inflection Point Board’s consideration of the Business Combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was July 2025.

The Projections were prepared in good faith by Merlin’s management team and are based on Merlin management’s belief that the estimates and assumptions with respect to the expected future financial performance of Merlin were reasonable at the time the Projections were prepared and such Projections speak only as of that time. Merlin has advised Inflection Point that, as of February 10, 2026, such projections continue to represent the good-faith views of Merlin’s management and board of directors regarding Merlin’s anticipated future performance. The Projections do not take into account the costs of consummating the Business Combination and other effects on Inflection Point. The Projections do not include the expenses that have been or may be incurred by Merlin or Inflection Point in preparation for or in connection with the Business Combination, or the effect on Merlin of any business or strategic decision or action that will or may be taken by the combined company as a result of the Closing.

The Projections reflect numerous estimates and assumptions including with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Merlin’s business, all of which are difficult to predict and many of which are beyond Merlin’s and Inflection Point’s control and are subject to significant economic, competitive, and other uncertainties. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than the Projections. There undoubtedly will be differences between actual and projected results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. These Projections are subjective in many respects and thus are susceptible to multiple interpretations and are subject to periodic changes based on actual experience, events and business developments, and changes in Merlin’s capital requirements and net working capital needs.

The disclosure of these financial projections should not be regarded as an indication that Merlin’s or Inflection Point’s boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such financial projections necessarily to be predictive of actual future results or to support or fail to support any decision with respect to the Business Combination. Multiple unknown factors, as well as the known factors described herein could cause the forecasts or the underlying assumptions to be inaccurate. As a result, the Projections may not be realized, and actual results may significantly differ from the Projections. The Projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Merlin’s and Inflection Point’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Merlin” and “Cautionary Note Regarding Forward-Looking Statements”

The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections were prepared by Merlin’s management in connection with the Business Combination and not for the purpose of providing such Projections publicly or at any other time. Neither the independent registered public accounting firms of Merlin or Inflection Point nor any other registered public accounting firms, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their accuracy or achievability, and the independent registered public accounting firms of Merlin and Inflection Point assume no responsibility for, and disclaim any association with, the Projections. The report of HORNE LLP (now BDO USA, P.C.) included in the financial statements in this proxy statement/prospectus relates to the historical financial statements of Merlin. It does not extend to the Projections and should not be read to do so.

Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to Inflection Point. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that Inflection Point, the Inflection Point Board, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any Inflection Point shareholder regarding the information included in these Projections. The Projections are not fact and are not necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue, or any, reliance on this information. The Projections should not be viewed as public guidance.

The Projections are not included in this proxy statement/prospectus in order to induce any Inflection Point shareholders to vote in favor of any of the proposals at the extraordinary general meeting. Inflection Point and Merlin urge you to review the financial statements of Merlin included in the Proxy Statement/Prospectus, as well as the financial information in the section of this Proxy Statement/Prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure or Projections taken as a whole. The Projections are being provided for information purposes only and are not and should not be viewed as public guidance regarding the future performance of Merlin or the combined company following the consummation of the Business Combination.

Merlin uses certain financial measures in the Projections that are not prepared in accordance with U.S. GAAP as supplemental measures to evaluate operational performance. While Merlin believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with U.S. GAAP, are not reported by all of Merlin’s competitors and may not be directly comparable to similarly titled measures of Merlin’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with U.S. GAAP. Financial measures included in the Projections provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a U.S. GAAP financial measure. Accordingly, no reconciliation of the financial measures included in the Projections were prepared, and therefore none have been provided in this proxy statement/prospectus. The definitions of the non-GAAP measures included in the projections may not align with those underlying the non-GAAP measures presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Merlin.”

Below is a summary of the Projections.

	2025E	2026E
(USD 000’s)
Consolidated Revenue	$8,500	$32,000
% Growth	—	276%

Gross Margin	$2,800	$13,300
% Margin	33%	42%

Sales and Marketing Expense	$3,200	$3,900
Research and Development Expense	$27,000	$30,300
General and Administrative Expense	$9,100	$11,300
Operating Expense	$39,300	$45,500
Operating Expense as % of Sales	462%	142%
Research and Development Expense as % of Sales	318%	95%

Operating Cash Burn	$(42,300)	$(35,100)
Total Cash Burn	$(60,500)	$(61,600)

Certain Assumption Regarding the Projections

Summary Growth and Cost Assumptions

Revenue assumptions.    Revenue in the Projections is driven primarily by the following assumptions (each of which was material to the revenue forecast):

•        Existing contracts.    Management assumed approximately $8.5 million of 2025E revenue and $6.3 million of 2026E revenue would be derived from existing contractual arrangements as of July 2025, based on expected achievement of contract milestones and customer acceptance.

•        New awards/deployments.    Management assumed incremental revenue from anticipated contract awards and deployments of $0 million in 2025E and $25.7 million in 2026E, based on (i) expected award timing of additional task orders related to C-130J program (ii) expected award timing of additional contracts with identified new customers.

•        Timing and gating items.    The forecast assumes the timing of revenue recognition is contingent upon achievement of specified flight test milestones, customer acceptance, integration milestones and technical development of our core product occurring generally within management’s expected timeline. Delays in these gating items would shift revenue recognition later than forecast.

Gross margin assumptions.    The projected gross margin increase from 33% in 2025E to 42% in 2026E is primarily based on management’s assumptions regarding:

•        Program mix.    A higher proportion of revenue in 2026E from higher-margin revenue types relative to 2025E.

•        Pricing/pass-through.    Assumptions regarding negotiated pricing and the extent to which certain direct costs are pass-through or reimbursable under customer arrangements.

Operating expense assumptions.    Operating expenses were projected based on functional plans and reflect investment in research and development, sales and marketing and general and administrative expenses, both people and non-people related in order to support projected business growth.

Factors That May Affect the Assumptions and Cause Actual Results to Differ

The Projections necessarily involve forward-looking statements subject to risks and uncertainties. Material macroeconomic and company-specific factors that may cause results to differ materially from the Projections include:

•        Changes in end market demand, government budget priorities and the timing or scope of customer awards.

•        Timing and magnitude of integration cost savings and realization of anticipated operating expense synergies.

•        Timing, outcome and conditions of required regulatory approvals, certifications and permits.

•        Availability and cost of capital, including interest rate and credit market conditions.

•        Supply chain availability, component pricing and logistics disruptions that impact cost of sales and delivery schedules.

•        Talent recruitment and retention, and the pace of technology development relative to plan.

•        Competitive dynamics, pricing pressure and changes in the regulatory environment.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS) BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF INTERNAL FINANCIAL PROJECTIONS, NONE OF INFLECTION POINT, MERLIN LABS OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES UNDERTAKES ANY OBLIGATION TO, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS AND THEIR PRESENTATION TO THE INFLECTION POINT BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Expected Accounting Treatment of the Business Combination

The Domestication

There will be no accounting effect or change in the carrying amount of the assets and liabilities of Inflection Point as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Inflection Point immediately following the Domestication will be the same as those immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP and not as a business combination. Under this method of accounting, Inflection Point will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Merlin issuing stock for the net assets of Inflection Point, accompanied by a recapitalization. Upon the completion of the Business Combination, substantially all of the assets and business of the combined company will be held and operated by New Merlin.

Regulatory Matters

Neither Inflection Point nor Merlin are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the filing required by and the waiting period under the HSR Act and the other regulatory notices and approvals discussed in “The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. The filing required by the HSR Act was made on September 30, 2025. The waiting period under the HSR Act will expire on October 30, 2025. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Inflection Point’s entry into the Business Combination Agreement, dated as of August 13, 2025, by and among Inflection Point, Merger Sub and Merlin, pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination described in the accompanying proxy statement/prospectus, be approved, ratified and confirmed in all respects.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The Inflection Point Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, subject to the approval of the other Condition Precedent Proposals, Inflection Point is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal, and completion of the Domestication, is a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal or any of the other Condition Precedent Proposals is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to Closing, the Inflection Point Board has unanimously approved a change of Inflection Point’s jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company as an exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with Inflection Point’s plan of domestication, included as an exhibit to the registration statement of which this proxy statement/prospectus is a part, to effect the Domestication, Inflection Point will (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act and in accordance therewith, and (b) file the Proposed Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Inflection Point will be domesticated and continue as a Delaware corporation.

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, (a) the Inflection Point Class B Shareholders will elect to convert each of the then issued and outstanding Inflection Point Class B Shares, on a one-for-one basis, into Inflection Point Class A Shares; (b) in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of New Merlin Common Stock; (ii) each of the then issued and outstanding Inflection Point Rights will convert automatically into a Post-Domestication Right; and (iii) each of the then issued and outstanding Inflection Point Units will convert automatically into a unit of Inflection Point (after the Domestication), consisting of one share of New Merlin Common Stock and one new Merlin Right.

The Domestication Proposal, if approved, will authorize a change of Inflection Point’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Inflection Point is currently governed by the Companies Act, upon the Domestication, New Merlin will be governed by the DGCL. Inflection Point encourages shareholders to carefully consult the information set out below under “— Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Reasons for the Domestication

The Inflection Point Board believes that it would be in the best interests of Inflection Point, simultaneously with the completion of the Business Combination, to effect the Domestication. Further, the Inflection Point Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. In addition, because New Merlin will operate within the United States following the Business Combination, it was the view of the Inflection Point Board that New Merlin should be structured as a corporation organized in the United States.

The Inflection Point Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Inflection Point and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as Merlin’s.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Inflection Point believes such clarity would be advantageous to New Merlin, the New Merlin Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Merlin’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Merlin’s incorporation in Delaware may make New Merlin more attractive to future candidates for the New Merlin Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, Inflection Point has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Inflection Point Board therefore believes that providing the benefits afforded directors by Delaware law will enable New Merlin to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, Inflection Point believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, Inflection Point believes that the corporate environment afforded by Delaware will enable New Merlin to compete more effectively with other public companies in attracting and retaining new directors.

Regulatory Approvals; Third-Party Consents

Inflection Point is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication must occur simultaneously with the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal”. Inflection Point must comply with applicable United States federal and state securities laws in connection with the Domestication.

The Domestication will not breach any covenants or agreements binding upon Inflection Point and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Proposed Charter and Proposed Bylaws

Commencing with the effective time of the Domestication, the Proposed Charter and the Proposed Bylaws will govern the rights of stockholders in New Merlin.

A chart comparing your rights as a holder of Inflection Point Ordinary Shares as a Cayman Islands exempted company with your rights as a holder of New Merlin Common Stock can be found in the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication

When the Domestication is completed, the rights of stockholders of New Merlin will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Companies Act that will alter certain of the rights of shareholders of Inflection Point and affect the powers of the New Merlin Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders”. For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of New Merlin as “shareholders”.

	Delaware	Cayman Islands
Applicable Legislation	General Corporation Law of the State of Delaware.	The Companies Act (As Revised) of the Cayman Islands.
Stockholder/Shareholder Approval of Business Combinations

Mergers that require a vote of stockholders require approval by a majority of all outstanding shares entitled to vote on the matter. Mergers in which the corporation’s certificate of incorporation is not amended, the corporation’s stock remains outstanding as an identical share of the surviving corporation, and any new securities issued in the merger do not exceed 20% of shares outstanding before the merger do not require approval of stockholders. Mergers that contemplate a qualifying holding company reorganization do not require approval of stockholders of the corporation that is the parent prior to the merger. Mergers in which the target is widely traded, the acquirer consummates a qualifying tender offer, and a sufficient number of target stockholders tender do not require approval of target stockholders. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Under the Cayman Companies Act, certain fundamental changes such as a merger or consolidation is required to be approved by a special resolution, and any other authorization as may be specified in the relevant memorandum and articles of association.

In respect of a merger, parties holding certain security interests in the constituent companies must also consent. All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Vote Required for Combinations

Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No similar provision

	Delaware	Cayman Islands
Stockholder/Shareholder Votes for Routine Matters

Approval of routine corporate matters other than director elections that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Director elections require a plurality vote.

Under Cayman Islands law and the Cayman Constitutional Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the votes cast by or on behalf of the shareholders present in person or represented by proxy at the applicable general meeting and being entitled to vote on such matter).

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Appraisal Rights and Dissenters’ Rights

A stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.

Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder, upon written demand stating the purpose thereof, inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.

Shareholders generally do not have any rights to inspect or obtain copies of the register of members or other corporate records of a company. The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of Inflection Point or any of them will be open to the inspection of shareholders not being directors, and no shareholder (not being a director) will have any right of inspecting any account or book or document of Inflection Point except as conferred by law or authorized by the directors or by ordinary resolution of Inflection Point.

	Delaware	Cayman Islands
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.

Inflection Point’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) Inflection Point management usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against Inflection Point where the individual rights of that shareholder have been infringed or are about to be infringed.

Fiduciary Duties of Directors	Directors owe fiduciary duties of care and loyalty to the company and its stockholders.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•   duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•   duty to not improperly fetter the exercise of future discretion;

•   duty to exercise authority for the purpose for which it is conferred;

•   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•   duty to exercise independent judgment.

	Delaware	Cayman Islands

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Removal of Directors

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors

The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified Boards	Classified boards are permitted.	Classified boards are permitted.
Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud, willful neglect or willful default or the consequences of committing a crime.

Under Inflection Point’s Articles, every director and officer of Inflection Point, together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of Inflection Point against any liability, action, proceeding, claim, demand,

	Delaware	Cayman Islands

costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to Inflection Point for any loss or damage incurred by Inflection Point as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under the articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.

No directors will be liable to Inflection Point for any loss or damage incurred by Inflection Point as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, as determined by a court of competent jurisdiction.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two thirds of the Inflection Point Class B Shareholders who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as a special resolution of the holders of the Inflection Point Class B Shares, that, Inflection Point be deregistered as an exempted company in the Cayman Islands and be registered by way of continuation as a corporation in the State of Delaware, the amended and restated memorandum and articles of association of Inflection Point, as currently in effect, be replaced in their entirety by the Proposed Charter in the form attached to the proxy statement/prospectus.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal and the other Condition Precedent Proposals are approved, Inflection Point’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Why Inflection Point Needs Shareholder Approval

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules, including 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, New Merlin may issue securities representing 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock and securities convertible into or exercisable for common stock in connection with the Business Combination.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required prior to the issuance of securities in certain circumstances, including if the number of securities to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance.

Upon the consummation of the Business Combination, New Merlin expects to issue (A) up to (i) 10,288,021 shares of Series A Preferred Stock as consideration for the Pre-Funded Convertible Notes (taking into account accrued interest through March 31, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) 11,470,590 shares of Series A Preferred Stock pursuant to the Series A SPAs; (B) shares of New Merlin Common Stock issuable upon conversion of shares of Series A Preferred Stock; (C) (i) New Merlin Series A Warrants to purchase up to 10,103,376 shares of New Merlin Common Stock, subject to adjustment, at an initial exercise price of $12.00 per share, subject to adjustment, as consideration for the Pre-Funded Warrants, and (ii) New Merlin Series A Warrants to purchase up to 10,103,376 shares of New Merlin Common Stock, subject to adjustment, at an initial exercise price of $12.00 per share, subject to adjustment, pursuant to the Series A SPAs; and (D) up to 78,342,430 shares of New Merlin Common Stock to the Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities). New Merlin may also issue common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements that Inflection Point or Merlin may enter into prior to Closing.

Accordingly, the aggregate number of shares of New Merlin Common Stock that New Merlin will issue in connection with the Business Combination and that will be issuable upon conversion of the Series A Preferred Stock and New Merlin Series A Warrants that New Merlin will issue in connection with the Pre-Funded Note Investment and Series A Preferred Stock Investment will exceed 20% of both the voting power and the shares of New Merlin Common Stock outstanding before such issuance and may result in a change of control of the registrant, and for these reasons, Inflection Point is seeking the approval of Inflection Point shareholders for the issuance of (i) the shares of Series A Preferred Stock issued as consideration for the Pre-Funded Convertible Notes and pursuant to the Series A SPAs, (ii) the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock pursuant to the Certificate of Designation, (iii) the New Merlin Series A Warrants issued as consideration for the Pre-Funded Warrants and pursuant to the Series A SPAs, (iv) the shares of New Merlin Common Stock issuable upon exercise of the New Merlin Series

A Warrants, (v) the shares of New Merlin Common Stock (including the shares of New Merlin Common Stock that will underly New Merlin Options) to be issued as consideration to the Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) as consideration in the Merger, and (vi) any other issuances of New Merlin Common Stock and securities convertible into or exercisable for New Merlin Common Stock pursuant to subscription, purchase or similar agreements Inflection Point and/or Merlin may enter into prior to Closing.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Stock Issuance Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable Nasdaq Listing Rules, the issuance of (i) the shares of Series A Preferred Stock issued as consideration for the Pre-Funded Convertible Notes and pursuant to the Series A SPAs, (ii) the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock pursuant to the Certificate of Designation, (iii) the New Merlin Series A Warrants issued as consideration for the Pre-Funded Warrants and pursuant to the Series A SPAs, (iv) the shares of New Merlin Common Stock issuable upon exercise of the New Merlin Series A Warrants, (v) the shares of New Merlin Common Stock (including the shares of New Merlin Common Stock that will underly New Merlin Options) to be issued as consideration to the Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) as consideration in the Merger, and (vi) any other issuances of New Merlin Common Stock and securities convertible into or exercisable for New Merlin Common Stock pursuant to subscription, purchase or similar agreements Inflection Point and/or Merlin may enter into prior to Closing, be approved in all respects.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

If the Domestication Proposal is approved and the Domestication becomes effective, Inflection Point will replace the Cayman Constitutional Documents, in each case, with the Proposed Organizational Documents of New Merlin, pursuant to the DGCL.

Inflection Point’s shareholders are asked to consider and vote upon and to adopt the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents. The Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Reasons for the Amendments

The Inflection Point Board’s reasons for proposing the Proposed Organizational Documents are set forth below. The following is a summary of the key changes effected by the Proposed Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B, and by reference to the full text of the Proposed Bylaws, a copy of which is included as Annex C:

•        To change the corporate name from “Inflection Point Acquisition Corp. IV” to “Merlin, Inc.”;

•        To increase the total number of shares of our capital stock from (a) 500,000,000 Inflection Point Class A Shares, 50,000,000 Inflection Point Class B Shares and 5,000,000 preference shares, par value $0.0001 per share, of Inflection Point to (b) 900,000,000 shares of New Merlin capital stock which consists of (A) 850,000,000 shares of New Merlin Common Stock, and (B) 50,000,000 shares of New Merlin Preferred Stock.

•        To authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).

Resolution to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), with such principal changes as described in the Advisory Organizational Documents Proposals A through F with effect from the registration of Inflection Point in the State of Delaware as a corporation under the laws of the State of Delaware.”

Vote Required for Approval

The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of at least two-thirds of the Inflection Point Ordinary Shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Organizational Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion.

PROPOSAL NO. 5 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Domestication Proposal is approved and the closing conditions of the Business Combination are met, Inflection Point will replace the Cayman Constitutional Documents, with the Proposed Organizational Documents of New Merlin, under the DGCL.

Inflection Point’s shareholders are asked to consider and vote upon and to approve on a non-binding advisory basis by special resolution six separate proposals (collectively, the “Advisory Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. These six proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman or Delaware law, but pursuant to SEC guidance, Inflection Point is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Inflection Point, the Inflection Point Board, Merlin or the New Merlin Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from the approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Inflection Point intends that the Proposed Organizational Documents will take effect from the registration of Inflection Point in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Inflection Point, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Inflection Point encourages shareholders to carefully consult the information set out under the section entitled “The Domestication Proposal” — Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication”.

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Advisory Organizational Documents Proposal 5A)

The authorized share capital set out in the Cayman Constitutional Documents is US$55,500 divided into 500,000,000 Inflection Point Class A Shares, 50,000,000 Inflection Point Class B Shares and 5,000,000 preference shares of a par value of US$0.0001 each.

The Proposed Organizational Documents authorize 900,000,000 shares, consisting of 850,000,000 shares of New Merlin Common Stock and 50,000,000 shares of New Merlin Preferred Stock.
	See paragraph 5 of the current Inflection Point amended and restated memorandum of association.	See Article IV of the Proposed Charter.
Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)

The Cayman Constitutional Documents provide that unless Inflection Point consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the

The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

	Cayman Constitutional Documents	Proposed Organizational Documents

Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in Inflection Point, including but not limited to: (i) any derivative action or proceeding brought on Inflection Point’s behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of Inflection Point’s current or former director, officer or other employee to Inflection Point or its shareholders;

These provisions will not address or apply to claims that arise under the Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

See Article XI of the Proposed Charter

(iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against Inflection Point governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents do not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

See Article 53 of the Cayman Constitutional Documents.

Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5C)

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares represented in person or by proxy and entitled to vote at an extraordinary general meeting and who vote at the extraordinary general meeting.

See Article 18.3 of the Cayman Constitutional Documents.

The Proposed Charter requires the affirmative vote of at least 66 ⅔% of the voting power of the outstanding shares to amend, alter, repeal or rescind Article V, Article VI, Article VIII, Article IX, Article X, Article XI and Article XII of the Proposed Charter. For amendments to other provisions of the Proposed Charter, the DGCL requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

See Article XIII of the Proposed Charter.

The Proposed Charter permits the New Merlin Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of the Company.

See Article V of the Proposed Charter.

	Cayman Constitutional Documents	Proposed Organizational Documents
Removal of Directors (Advisory Organizational Documents Proposal 5D)

The Cayman Constitutional Documents provide that prior to the closing of an initial business combination, only holders of Founder Shares are entitled to vote on the removal of any director, and that after the closing of an initial business combination, shareholders may by an ordinary resolution remove any director.

See Article 30 of the Cayman Constitutional Documents.

The Proposed Organizational Documents permit the removal of any director or the entire board, with or without cause, and only by the affirmative vote of the holders of a majority of at least 66⅔% of the total voting power of all then-outstanding shares of the Company.

See Article VI, subsection (D) of the Proposed Charter.

Action by Written Consent of Stockholders (Advisory Organizational Documents Proposal 5E)

The Cayman Constitutional Documents permit shareholders to approve matters by unanimous written resolution of all of the shareholders entitled to receive notice of and to attend and vote at general meetings.

See Article 23.3 of the Cayman Constitutional Documents.

The Proposed Organizational Documents require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting; provided that any action required or permitted to be taken by the holders of New Merlin Preferred Stock, voting separately as a class or separately as a class with one or more other such series, may be taken without a meeting if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL.

See Article VIII subsection (A) of the Proposed Charter and Section 2.13 of the Proposed Bylaws.

Other Changes In Connection With Adoption of the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5F)

The Cayman Constitutional Documents include provisions related to Inflection Point’s status as a blank check company prior to the consummation of an initial business combination.

See Article 50 of the Cayman Constitutional Documents.

The Proposed Organizational Documents do not include such provisions related to Inflection Point’s status as a blank check company, which will no longer apply upon consummation of the Business Combination, as Inflection Point will cease to be a blank check company at such time.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as six separate special resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Organizational Documents be and are hereby approved:

•        Proposal 5A — Under the Proposed Organizational Documents, New Merlin would be authorized to issue (A) 850,000,000 shares of New Merlin Common Stock and (B) 50,000,000 shares of preferred stock, par value $0.0001 per share.

•        Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

•        Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Merlin to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

•        Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director, with or without cause.

•        Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

•        Proposal 5F — The Proposed Charter would (1) change the corporate name from “Inflection Point Acquisition Corp. IV” to “Merlin, Inc.”, (2) make New Merlin’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Business Combination Agreement, Inflection Point has agreed to take all necessary action, including causing the members of the Inflection Point Board to resign, so that effective at the Closing, the entire New Merlin Board will consist of seven individuals, a majority of whom will be independent directors in accordance with the requirements of the Nasdaq. The directors will consist of seven (7) members, with each director having a term that expires at our annual meeting of stockholders and when his or her respective successor is duly elected and qualified or upon his or her earlier resignation, death, disqualification or removal.

Inflection Point is proposing the approval by ordinary resolution of the election of the following seven individuals, who will take office immediately following the Closing and who will constitute all the members of the New Merlin Board: Matt George, Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco.

If elected, each director of the Company will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal. In addition, it is anticipated that Matt George will be designated as Chairman of the New Merlin Board. Each of Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco are expected to qualify as an independent director under Nasdaq listing standards.

There are no family relationships among any of the Company’s directors and executive officers.

Subject to other provisions in the Proposed Charter, the number of directors that constitutes the entire New Merlin Board will be fixed solely by resolution of the New Merlin Board, but will not exceed seven. Each director of the Company will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal.

Under the Proposed Charter, and subject to the rights of holders of New Merlin Preferred Stock with respect to the election of directors, the directors of the Company will not be classified. The directors of the Company will serve until the first annual meeting of stockholders of Company to be held following the date of Closing and until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation or removal.

No decrease in the number of directors constituting the New Merlin Board will shorten the term of any incumbent director.

Subject to the rights of holders of any series of New Merlin Preferred Stock with respect to the election of directors, any director or the entire board may be removed from office by the stockholders of the Company, with or without cause, by the holders of a majority of the shares of New Merlin then entitled to vote at an election of directors. Vacancies occurring on the New Merlin Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the New Merlin Board, although less than a quorum, or by a sole remaining director, and not by stockholders of the Company. A person so elected by the New Merlin Board to fill a vacancy or newly created directorship will hold office until such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

The Inflection Point Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the record date and is based in part on information furnished by the nominees and in part from the Company’s and Merlin’s records.

Information about Officers, Directors and Nominees

At the effective time of the Business Combination, in accordance with the terms of the Business Combination Agreement and assuming the election of the nominees set forth in this section, the members of the New Merlin Board and officers of the Company will be as follows:

Name	Age	Position
Matt George	35	Chief Executive Officer, Director Nominee
Ryan Carrithers	41	Chief Financial Officer and Treasurer
Leslie Ravestein	51	Chief Legal Officer and Secretary
Michael Blitzer	48	Director Nominee
Kenneth Braithwaite	65	Director Nominee
Kelyn Brannon	67	Director Nominee
Michael Montelongo	70	Director Nominee
Dr. Robert H. Smith	61	Director Nominee
Carolyn Trabuco	56	Director Nominee

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

For more information about the anticipated members of the New Merlin Board and officers of New Merlin following the Closing, see the sections entitled “Management of the Company Following the Business Combination — Officers, Directors and Key Employees” and “Directors, Officers, Executive Compensation and Corporate Governance of Inflection Point prior to the Business Combination”.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the extraordinary general meeting. The Director Election Proposal will only become effective if the Business Combination is completed.

Although the Cayman Constitutional Documents indicate that, prior to the Closing, holders of Public Shares shall have no right to vote on the appointment or removal of any director, the Director Election Proposal is being voted on by all holders of Inflection Point Ordinary Shares.

In the event that one or more nominees is not elected under the Director Election Proposal, the Inflection Point Board is permitted under Article 31 of the Cayman Constitutional Documents to appoint any person to be a director.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the New Merlin Board upon the Closing of the Business Combination:

Matt George

Michael Blitzer

Kenneth Braithwaite

Kelyn Brannon

Michael Montelongo

Dr. Robert H. Smith

Carolyn Trabuco”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE NEW MERLIN BOARD.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7 — THE NEW MERLIN INCENTIVE PLAN PROPOSAL

Overview

Inflection Point is asking its shareholders to approve the New Merlin Incentive Plan and the material terms thereunder. The Inflection Point Board adopted the New Merlin Incentive Plan prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The New Merlin Incentive Plan will become effective upon the closing of the Business Combination assuming approval of this proposal by our shareholders.

The New Merlin Incentive Plan is described in more detail below. A copy of the New Merlin Incentive Plan is attached to this proxy statement/prospectus as Annex G.

The New Merlin Incentive Plan

The purpose of the New Merlin Incentive Plan is to enhance New Merlin’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to New Merlin by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. The Inflection Point Board believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

Description of the Material Features of the New Merlin Incentive Plan

This section summarizes certain principal features of the New Merlin Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the New Merlin Incentive Plan.

Eligibility and Administration

Employees, consultants and directors of the combined company and its subsidiaries will be eligible to receive awards under the New Merlin Incentive Plan. Following the closing of the Business Combination, the combined company is expected to have approximately 146 employees, six non-employee directors and 73 other individual service providers who will be eligible to receive awards under the New Merlin Incentive Plan.

Following the closing of the Business Combination, the New Merlin Incentive Plan will be administered by the New Merlin Board with respect to awards to non-employee directors and by the compensation committee of the New Merlin Board with respect to other participants, each of which may delegate its duties and responsibilities to committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the New Merlin Incentive Plan, Section 16 of the Exchange Act, stock exchange rules and/or other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the New Merlin Incentive Plan, to interpret the New Merlin Incentive Plan and award agreements and to adopt, amend and repeal rules for the administration of the New Merlin Incentive Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the New Merlin Incentive Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the New Merlin Incentive Plan.

Limitation on Awards and Shares Available

The initial aggregate number of shares of New Merlin Common Stock that will be available for issuance under the New Merlin Incentive Plan will be equal to 10% of the number of fully-diluted, as-converted shares of New Merlin Common Stock outstanding (assuming all shares of New Merlin Common Stock reserved under the New Merlin Incentive Plan have been issued) as of immediately following the closing of the Business Combination. In addition, the number of shares of New Merlin Common Stock available for issuance under the New Merlin Incentive Plan will be subject to an annual increase on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to (i) 5% of the aggregate number of shares of New Merlin Common Stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by the New Merlin Board. Any shares issued pursuant to the New Merlin Incentive Plan may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market.

For purposes of the New Merlin Incentive Plan, the calculation of our fully-diluted shares will include (i) outstanding shares of preferred stock and common stock, (ii) shares subject to outstanding compensatory equity awards (with performance-based awards calculated at the “target” level of achievement) and (iii) shares subject to other outstanding equity securities and the conversion of all convertible securities into shares of New Merlin Common Stock. Assuming there are no redemptions in connection with the Business Combination, the estimated number of fully-diluted shares (calculated including preferred stock on an as-converted basis and assuming all shares of New Merlin Common Stock reserved under the New Merlin Incentive Plan have been issued) as of the closing of the Business Combination will be 176,307,528; therefore, the maximum potential initial share limit for the New Merlin Incentive Plan as of the closing of the Business Combination will be 17,630,753. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the New Merlin Incentive Plan, will be 100,000,000 (but in no event greater than the applicable aggregate share limit).

If an award under the New Merlin Incentive Plan or 2018 Plan expires, lapses or is terminated, exchanged for or settled in cash, any shares subject to such award (or portion thereof) may, to the extent of such expiration, lapse, termination or cash settlement, be used again for new grants under the New Merlin Incentive Plan. The following shares will become or again be available for award grants under the New Merlin Incentive Plan (i) shares delivered to us to satisfy the applicable exercise or purchase price of an award under the New Merlin Incentive Plan or 2018 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the New Merlin Incentive Plan or 2018 Plan being exercised or purchased, and/or creating the tax obligation), (ii) shares subject to stock appreciation rights (“SARs”) that are not issued in connection with the stock settlement of the SAR on exercise, and (iii) shares purchased on the open market with the cash proceeds from the exercise of options. Further, the payment of dividend equivalents in cash in conjunction with any awards under the New Merlin Incentive Plan will not reduce the shares available for grant under the New Merlin Incentive Plan.

Awards granted under the New Merlin Incentive Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the New Merlin Incentive Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The New Merlin Incentive Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, or director limit, may not exceed an amount equal to $750,000 (increased to $1,000,000 in the calendar year of a non-employee director’s initial service as a non-employee director or any calendar year during which a non-employee director serves as chairman of the New Merlin Board or lead independent director), which limits will not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation or any compensation paid prior to the calendar year following the calendar year in which the New Merlin Incentive Plan becomes effective.

Awards

The New Merlin Incentive Plan provides for the grant of stock options, including ISOs, and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, restricted stock units (“RSUs”), SARs and other stock or cash based awards. Certain awards under the New Merlin Incentive Plan may constitute or provide for a payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the New Merlin Incentive Plan will be evidenced by award agreements, which will detail the terms and conditions of the awards, including any applicable vesting conditions (which may be based wholly or in part on the achievement of specified performance criteria) and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of New Merlin Common Stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.

•        Stock Options and SARs.    Stock options provide for the purchase of shares of our New Merlin Common Stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless otherwise determined by the New Merlin Board, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Conditions applicable to stock options and/or SARs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•        Restricted Stock and RSUs.    Restricted stock is an award of nontransferable shares of New Merlin Common Stock that are subject to certain vesting conditions and other restrictions. RSUs are contractual promises to deliver shares of New Merlin Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of New Merlin Common Stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the New Merlin Incentive Plan. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•        Other Stock or Cash Based Awards.    Other stock or cash based awards are awards of cash, fully vested shares of our New Merlin Common Stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our New Merlin Common Stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

•        Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our New Merlin Common Stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents payable with respect to an award prior to the vesting of such award instead will be paid out to the participant only to the extent that the vesting conditions are subsequently satisfied and the award vests.

Certain Transactions

The plan administrator has broad discretion to take action under the New Merlin Incentive Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting New Merlin Common Stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the New Merlin Incentive Plan and outstanding awards. In the event of a change in control (as defined in the New Merlin Incentive Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Repricing

The plan administrator may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any company clawback policy as set forth in such clawback policy or the applicable award agreement. Awards under the New Merlin Incentive Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the New Merlin Incentive Plan, the plan administrator may, in its discretion, accept cash or check, shares of New Merlin Common Stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

The New Merlin Board may amend or terminate the New Merlin Incentive Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the New Merlin Incentive Plan, may materially and adversely affect an award outstanding under the New Merlin Incentive Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The New Merlin Incentive Plan will remain in effect until terminated by the plan administrator in accordance with the New Merlin Incentive Plan. No awards may be granted under the New Merlin Incentive Plan after its termination. Notwithstanding the foregoing, an ISO may not be granted under the New Merlin Incentive Plan after the tenth anniversary of the earlier of (i) the date the New Merlin Board adopts the New Merlin Incentive Plan, or (ii) the date the Company’s stockholders approve the New Merlin Incentive Plan.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal U.S. federal income tax consequences related to awards under the New Merlin Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

•        Non-Qualified Stock Options.    If a participant is granted an NSO under the New Merlin Incentive Plan, the optionee should not have taxable income on the grant of the option. Generally, the participant should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The participant’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of New Merlin Common Stock on the date the participant exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. New Merlin or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

•        Incentive Stock Options.    A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our New Merlin Common Stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. New Merlin or its subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

•        Other Awards.    The current federal income tax consequences of other awards authorized under the New Merlin Incentive Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. New Merlin or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the New Merlin Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the New Merlin Incentive Plan and awards granted under the New Merlin Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the New Merlin Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

Benefits or amounts that may be received or allocated to directors, officers and employees under the New Merlin Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable. Therefore, it is not possible at this time to determine the future benefits or amounts that may be received by participants in the New Merlin Incentive Plan. The per share market value of Inflection Point’s common stock as of the close of business on February 10, 2026 was $10.52.

Vote Required for Approval

The approval of the New Merlin Incentive Plan Proposal requires an ordinary resolution being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the New Merlin Incentive Plan Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The New Merlin Incentive Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the New Merlin Incentive Plan Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the New Merlin Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex G, be adopted and approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE New Merlin Incentive Plan PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 8 — THE NEW MERLIN EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

Inflection Point is asking its stockholders to approve the Merlin, Inc. 2026 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The Inflection Point Board adopted the ESPP, prior to the Inflection Point extraordinary general meeting, subject to stockholder approval at the Inflection Point extraordinary general meeting. The ESPP will become effective upon the closing of the Business Combination assuming approval of this proposal by our shareholders.

The ESPP, if approved, will provide employees of the combined company and its participating subsidiaries with the opportunity to purchase shares of New Merlin Common Stock at a discount through accumulated payroll deductions during successive offering periods. We believe that the ESPP enhances such employees’ sense of participation in performance, aligns their interests with those of stockholders, and is a necessary and powerful incentive and retention tool that benefits stockholders. Accordingly, the Inflection Point Board believes that approval of the ESPP is in the best interests of Inflection Point and the Inflection Point Board recommends that stockholders vote for approval of the ESPP.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex H.

Description of the Material Features of the ESPP

Summary of the ESPP

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP.

Purpose of the ESPP

The purpose of the ESPP is to assist eligible employees of the combined company and its participating subsidiaries in acquiring a stock ownership interest in New Merlin pursuant to a plan which is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

Administration

The New Merlin Board or a committee designated by the New Merlin Board will have the authority to interpret the terms of the ESPP and determine eligibility of participants. The compensation committee is the administrator of the ESPP.

Eligibility

The plan administrator may designate certain of New Merlin’s subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of New Merlin and its participating designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase shares under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of common shares or other classes of shares.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose to not participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Following the Closing, the combined company is expected to have approximately 146 employees who would be eligible to participate in the ESPP.

Shares Available for Awards

The initial aggregate number of shares of New Merlin Common Stock that will be available for issuance under the ESPP will be equal to 1.5% of the fully-diluted, as-converted shares of New Merlin Common Stock outstanding (assuming all shares of New Merlin Common Stock reserved under the New Merlin Incentive Plan have been issued) as immediately following the closing of the Business Combination. In addition, the number of shares of New Merlin Common Stock available for issuance under the ESPP will be annually increased on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to (i) 1% of the aggregate number of shares of New Merlin Common Stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by the New Merlin Board. In no event will more than 100,000,000 shares of New Merlin Common Stock be available for issuance under the ESPP. Any shares distributed pursuant to the ESPP may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market.

For purposes of the ESPP, the calculation of our fully-diluted shares will include (i) outstanding shares of preferred stock and common stock, (ii) shares subject to outstanding compensatory equity awards (with performance-based awards calculated at the “target” level of achievement) and (iii) shares subject to other outstanding equity securities and the conversion of all convertible securities into shares of New Merlin Common Stock. Assuming there are no redemptions in connection with the Business Combination, the estimated number of fully-diluted shares (calculated including preferred stock on an as-converted basis and assuming all shares of New Merlin Common Stock reserved under the New Merlin Incentive Plan have been issued) as of the closing of the Business Combination will be 176,307,528; therefore, the maximum potential initial share limit for the ESPP as of the closing of the Business Combination will be 2,644,613.

We cannot precisely predict the New Merlin share usage under the ESPP as it will depend on a range of factors including the level of New Merlin employee participation, the contribution rates of participants, the trading price of New Merlin Common Stock and Company future hiring activity.

Participation in an Offering

•        Offering Periods and Purchase Periods.    We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

•        Enrollment and Contributions.    The ESPP will permit participants to purchase shares through payroll deductions of up to 20% of their eligible compensation, unless otherwise determined by the plan administrator, which generally will include a participant’s gross base compensation for services to us, but excluding overtime payments, sales commissions, periodic bonuses, one-time bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 5,000 shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of New Merlin Common Stock as of the first day of the offering period).

•        Purchase Rights.    On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of New Merlin Common Stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period.

•        Purchase Price.    The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of New Merlin Common Stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

•        Withdrawal and Termination of Employment.    Participants may voluntarily end their participation in the ESPP at any time at least two weeks prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of New Merlin Common Stock. Participation ends automatically upon a participant’s termination of employment.

Certain Transactions

In the event of certain transactions or events affecting New Merlin Common Stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the New Merlin Incentive Plan.

Foreign Participants

The administrator may provide special terms, establish supplements to, or amendments, restatements or alternative versions of the ESPP, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.

Transferability

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Plan Amendment; Termination

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4), or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

Material U.S. Federal Income Tax Consequences

The material U.S. federal income tax consequences of the ESPP under current income tax law are summarized in the following discussion which deals with the general tax principles applicable to the ESPP, and is intended for general information only. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Other federal taxes and foreign, state and local income taxes, and employment, estate and gift tax considerations, are not discussed, and may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them.

If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (2) an amount equal to the discount (generally, 15%) from the fair market value of the shares as of the date of grant. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and New Merlin will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and New Merlin will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

New Merlin or its subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an option or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares, subject to Code limitations.

New Plan Benefits

Benefits under the ESPP will depend on the employees’ enrollment and contribution elections, and the fair market value of the shares at various future dates. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the ESPP. The per share market value of Inflection Point’s common stock as of the close of business on February 10, 2026 was $10.52.

Vote Required for Approval

The approval of the New Merlin Employee Stock Purchase Plan Proposal requires an ordinary resolution being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the New Merlin Employee Stock Purchase Plan Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The New Merlin Employee Stock Purchase Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the New Merlin Employee Stock Purchase Plan Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Merlin, Inc. 2026 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex H, be adopted and approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE New Merlin Employee Stock Purchase Plan Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the chairman of the Inflection Point Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, or convenient, (i) to permit further solicitation and vote of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other Transaction. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, Inflection Point and their members and shareholders, respectively, to make purchases of Inflection Point Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the chairman of the Inflection Point Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements, be approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations (a) for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of Inflection Point Class A Shares and Inflection Point Rights (each, an “Inflection Point Security”) of the Domestication, (b) for Holders of Inflection Point Class A Shares that exercise their redemption rights in connection with the Business Combination, (c) for Holders of New Merlin Common Stock and Post-Domestication Rights (each, a “New Merlin Security”) of the Merger, (d) for Holders of Merlin Common Stock of the Merger, and (e) for Holders of New Merlin Common Stock of the ownership and disposition of New Merlin Common Stock. With respect to the ownership and disposition of New Merlin Common Stock, this discussion is limited to New Merlin Common Stock received in connection with the Domestication or the Merger. This section applies only to Holders that hold their Inflection Point Securities, New Merlin Securities and Merlin Common Stock as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not address the U.S. federal income tax consequences (i) to the Sponsor or its affiliates or any other sponsor, officers or directors of Inflection Point, (ii) to any person holding Founder Shares, Private Placement Units, Series A Preferred Stock, New Merlin Series A Warrants, Pre-Funded Convertible Notes, Pre-Funded Warrants or any securities issued pursuant to the PIPE Investments or (iii) to any Holder of Merlin Common Stock that acquired such securities in connection with the Merger or exercises appraisal rights in connection with the Merger. This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state, or local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules with respect to the Inflection Point Securities or New Merlin Securities;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or pass-through entities (including S Corporations), or persons that hold or will hold the Inflection Point Securities or New Merlin Securities through such partnerships or pass-through entities;

•        U.S. expatriates or former long-term residents of the United States;

•        except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of Inflection Point Ordinary Shares, Merlin’s stock or New Merlin’s stock;

•        persons that acquired their Inflection Point Securities, Merlin Common Stock or New Merlin Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold or will hold their Inflection Point Securities, Merlin Common Stock or New Merlin Securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

•        U.S. Holders whose functional currency is not the U.S. dollar; or

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Inflection Point Securities, New Merlin Securities or Merlin Common Stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding any Inflection Point Securities, New Merlin Securities or Merlin Common Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Domestication, the Merger, the exercise of redemption rights with respect to Inflection Point Class A Shares and the ownership and disposition of New Merlin Securities.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. Inflection Point has not sought, and does not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO INFLECTION POINT CLASS A ORDINARY SHARES, THE MERGER AND THE OWNERSHIP AND DISPOSITION OF NEW MERLIN SECURITIES. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO INFLECTION POINT CLASS A SHARES, THE MERGER AND THE OWNERSHIP AND DISPOSITION OF NEW MERLIN SECURITIES, AS APPLICABLE, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, because the components of an Inflection Point Unit are generally separable at the option of the holder, the holder of an Inflection Point Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Inflection Point Class A Share and Inflection Point Right components of the Inflection Point Unit, and the discussion below with respect to actual holders of Inflection Point Class A Shares and Inflection Point Rights also should apply to holders of Inflection Point Units (as the deemed owners of the underlying Inflection Point Class A Shares and Inflection Point Rights that constitute the Inflection Point Units). Accordingly, the separation of an Inflection Point Unit into one Inflection Point Class A Share and the one-half of one Inflection Point Right underlying the Inflection Point Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of Inflection Point securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Domestication and the Business Combination (including the exercise of any redemption rights) with respect to any Inflection Point Class A Shares and Inflection Point Rights held through Inflection Point Units (including alternative characterizations of Inflection Point Units).

I.    TAX TREATMENT OF THE DOMESTICATION

The U.S. federal income tax consequences to the Holders of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and, in connection with the Closing, will be renamed “Merlin, Inc.”

Whether the Domestication will qualify as an F Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to an entity that holds only investment-type assets. White & Case will deliver an opinion that, based on customary assumptions, representations and covenants, the Domestication should qualify as an F Reorganization, which such opinion will be filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part. The obligations of Inflection Point to undertake the Domestication and the Business Combination are not conditioned on the receipt of an opinion regarding the Domestication’s qualification as an F Reorganization. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel represents counsel’s legal judgment and is not binding on the IRS or any court. Inflection Point has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Domestication. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each Holder of Inflection Point Securities is urged to consult its tax advisor with respect to the particular tax consequence of the Domestication to such Holder.

Assuming the Domestication qualifies as an F Reorganization, the Domestication should be treated for U.S. federal income tax purposes as if Inflection Point (a) transferred all of its assets and liabilities to New Merlin in exchange for all of the outstanding stock and rights of New Merlin; and (b) then distributed such shares of stock and rights of New Merlin to the holders of securities of Inflection Point in liquidation of Inflection Point. The taxable year of Inflection Point will be deemed to end on the date of the Domestication.

If the Domestication fails to qualify as an F Reorganization, a Holder of Inflection Point Securities generally would be treated for U.S. federal income tax purposes as having exchanged its Inflection Point Securities for New Merlin Securities in a taxable transaction.

II.    U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of an Inflection Point Security, Merlin Common Stock or a New Merlin Security, as applicable, who or that is for U.S. federal income tax purposes a “U.S. person.” A U.S. person is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

A.    Tax Effects of the Domestication to U.S. Holders of Inflection Point Securities

1.    Generally

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of Inflection Point securities generally are not expected to recognize gain or loss for U.S. federal income tax purposes in connection with the Domestication, except as provided below under the sections entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares” and “— 4. PFIC Considerations”.

Subject to the discussion below under the section entitled “— 4. PFIC Considerations”, if the Domestication fails to qualify as an F Reorganization, a U.S. Holder of Inflection Point securities generally would recognize gain or loss with respect to its Inflection Point Securities in an amount equal to the difference, if any, between the fair market value of the corresponding New Merlin Securities received in the Domestication and the U.S. Holder’s adjusted tax basis in its Inflection Point Securities surrendered.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to Inflection Point Class A Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights, including the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

2.    Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization, subject to the discussion below under the section entitled “— 4. PFIC Considerations”: (a) the tax basis of a share of New Merlin Common Stock or a Post-Domestication Right received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Inflection Point Class A Share or Inflection Point Right surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (b) the holding period for a share of New Merlin Common Stock or a Post-Domestication Right received by a U.S. Holder will include such U.S. Holder’s holding period for the Inflection Point Class A Share or Inflection Point Right surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, the U.S. Holder’s basis in the New Merlin Common Stock and Post-Domestication Rights would be equal to the fair market value of such New Merlin Common Stock and Post-Domestication Rights on the date of the Domestication, and such U.S. Holder’s holding period for such New Merlin Common Stock and Post-Domestication Rights would begin on the day following the date of the Domestication. Holders who hold different blocks of Inflection Point Securities (generally, Inflection Point Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Inflection Point Securities.

3.    Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “— 4. PFIC Considerations”, Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. The application of these rules to the Inflection Point Rights is uncertain and all U.S. Holders are urged to consult their tax advisors with respect to the particular tax consequences applicable to them of the attribution rules and application of the rules to the Inflection Point Rights.

As noted above, although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder (as defined below) or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

a.    U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Inflection Point Ordinary Shares

Subject to the discussion below under the section entitled “— 4. PFIC Considerations”, a U.S. Holder who beneficially owns (directly, indirectly or constructively) ten percent (10%) or more of the total combined voting power of all classes of Inflection Point shares entitled to vote or ten percent (10%) or more of the total value of all classes of Inflection Point shares (a “10% U.S. Shareholder”) on the date of the Domestication must include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” attributable to the Inflection Point Class A Ordinary Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of Inflection Point Rights will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Inflection Point Class A Shares is the net positive earnings and profits of Inflection Point (as determined under Treasury Regulations under Section 367 of the Code) attributable to such Inflection Point Class A Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Inflection Point Class A Shares. Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock generally is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Inflection Point does not expect to have significant cumulative net earnings and profits on the date of the Domestication. If Inflection Point’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Inflection Point Class A Shares. However, the determination of earnings and profits is complex and may be impacted by numerous factors. It is possible that the amount of Inflection Point’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend deemed paid by Inflection Point under Treasury Regulations under Section 367 of the Code as a result of the Domestication.

b.    U.S. Holders Who Own Less Than 10% (By Vote or Value) of Inflection Point Ordinary Shares

Subject to the discussion below under the section entitled “— 4. PFIC Considerations”, a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Ordinary Shares have a fair market value of $50,000 or more on the date of the Domestication will recognize gain (but not loss) with respect to its Inflection Point Class A Ordinary Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s Inflection Point Class A Shares as described below.

Subject to the discussion below under the section entitled “— 4. PFIC Considerations”, unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New Merlin Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such New Merlin Common Stock over the U.S. Holder’s adjusted tax basis in the Inflection Point Class A Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of Inflection Point Class A Shares (generally, Inflection Point Class A Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” attributable to its Inflection Point Class A Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Inflection Point (or New Merlin) establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Inflection Point Class A Shares and (B) a representation that the U.S. Holder has notified Inflection Point (or New Merlin) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to Inflection Point or New Merlin no later than the date such tax return is filed. In connection with this election, New Merlin will reasonably cooperate with U.S. Holders of Inflection Point Class A Shares, upon request, to make available to such requesting U.S. Holders information regarding Inflection Point’s earnings and profits.

Inflection Point does not expect to have significant cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Inflection Point had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Inflection Point Class A Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by Inflection Point under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS INFLECTION POINT CLASS A SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication generally should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “— 4. PFIC Considerations”.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

5.    PFIC Considerations

Regardless of whether the Domestication qualifies as an F Reorganization (and, if the Domestication qualifies as an F Reorganization, in addition to the discussion above under the section entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares”), the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if Inflection Point is considered a PFIC.

a.    Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (a) at least seventy five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least twenty five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least twenty five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

b.    PFIC Status of Inflection Point

Because Inflection Point is a blank check company with no current active business prior to the Business Combination, and based upon the composition of its income and assets, and upon a review of its financial statements, Inflection Point believes that it likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication. However, Inflection Point’s actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to Inflection Point’s status as a PFIC for the taxable year which ends as a result of the Domestication. In addition, Inflection Point’s U.S. counsel expresses no opinion with respect to Inflection Point’s PFIC status for any taxable year.

c.    Effects of PFIC Rules on the Domestication

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose an Inflection Point Right, which may be characterized as stock itself or may be treated as stock, under a proposed Treasury

Regulation that generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC, exchanging rights of a PFIC for newly issued rights in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Inflection Point Class A Shares and Inflection Point Rights as a result of the Domestication if:

(i)     Inflection Point were classified as a PFIC at any time during such U.S. Holder’s holding period in such Inflection Point Class A Shares or Inflection Point Rights; and

(ii)    the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Inflection Point Class A Ordinary Shares or in which Inflection Point was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM Election (as defined below) with respect to such Inflection Point Class A Ordinary Shares. Under current law, neither a QEF Election nor an MTM Election can be made with respect to an option (and the Inflection Point Rights may be considered an option for such purposes).

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Inflection Point. Under these rules (the “excess distributions regime”):

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Inflection Point Class A Shares or Inflection Point Rights;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Inflection Point was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year or portion thereof (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by Inflection Point, the gain realized on the transfer is taxable as an excess distribution under the excess distribution regime, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under these rules is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares”.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of Inflection Point Class A Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Inflection Point Class A Shares and Inflection Point Rights under the excess distribution regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its Inflection Point Class A Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder”.

As discussed above, proposed Treasury Regulations issued under the PFIC rules generally treats an “option” (which may include an Inflection Point Right) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that neither a QEF Election nor an MTM Election (as defined below) may be made with respect to options. Therefore, subject to the potential treatment of Post-Domestication

Rights as stock for U.S. federal income tax purposes rather than an option or other financial instrument, it is possible that the proposed Treasury Regulations issued under the PFIC rules, if finalized in their current form, would apply to cause gain recognition on the exchange of Inflection Point Rights for Post-Domestication Rights pursuant to the Domestication.

Any gain recognized by a Non-Electing Shareholder of Inflection Point Class A Ordinary Shares or a U.S. Holder of Inflection Point Rights as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder and taxed under the excess distribution regime in the manner set forth above, with no corresponding receipt of cash.

As noted above, if Inflection Point is considered a PFIC, the Domestication could be a taxable event under the PFIC rules regardless of whether the Domestication qualifies as an F Reorganization, and, absent a QEF Election (or a QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the excess distribution regime in the manner set forth above.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

d.    QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Inflection Point Class A Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Inflection Point as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Inflection Point Class A Shares during which Inflection Point qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s Inflection Point Class A Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to such purging election subject to the excess distribution regime described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Inflection Point Class A Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Inflection Point Class A Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to its Inflection Point Class A Shares is contingent upon, among other things, the provision by Inflection Point of a “PFIC Annual Information Statement” to such U.S. Holder. New Merlin will reasonably cooperate with any requesting U.S. Holder to provide PFIC Annual Information Statements to such requesting U.S. Holder of Inflection Point Class A Shares with respect to each taxable year for which Inflection Point is determined to be a PFIC. As discussed above, a U.S. Holder is not able to make a QEF Election with respect to an option, which may include Inflection Point Rights, under current law. An Electing Shareholder generally would not be subject to the excess distribution regime discussed above with respect to their Inflection Point Class A Ordinary Shares. As a result, an Electing Shareholder generally is not expected to recognize gain or loss as a result of the Domestication except to the extent described under “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares”, and subject to the discussion above under “— A. Tax Effects of the Domestication to U.S. Holders”, but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Inflection Point, whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of Inflection Point Class A Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code (an “MTM Election”). U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may elect to mark such stock to its market value each taxable year if such stock is “marketable stock”, generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. No assurance can be given that Inflection Point Class A Shares are considered to be marketable stock for purposes of the MTM Election for any taxable year or whether the other requirements of this election are satisfied. If such an election is available and has been made, such Electing Shareholder generally would not be subject to the excess distributions regime discussed above with respect to their Inflection Point Class A Shares in connection with the Domestication. Instead, in general, such Electing Shareholder will include as ordinary income each year the excess, if any, of the fair market value of its Inflection Point Class A Shares at the end of its taxable year over its adjusted tax basis in its Inflection Point Class A Shares. The Electing Shareholder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Inflection Point Class A Shares over the fair market value of its Inflection Point Class A Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The Electing Shareholder’s tax basis in its Inflection Point Class A Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Inflection Point Class A Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the Inflection Point Class A Shares in which Inflection Point is a PFIC, then the excess distribution regime discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to, Inflection Point Class A Shares, including in connection with the Domestication. Under current law, an MTM Election is not available with respect to options, which may include Inflection Point Rights for such purposes.

The tax treatment of the Inflection Point Rights under the PFIC rules is uncertain and U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their Inflection Point Rights.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS OF INFLECTION POINT SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

B.    Tax Effects to U.S. Holders of Inflection Point Class A Shares of Exercising Redemption Rights

1.    Generally

The U.S. federal income tax consequences to a U.S. Holder of Inflection Point Class A Shares that exercises its redemption rights with respect to its Inflection Point Class A Shares will depend on whether the redemption qualifies as a sale of shares under Section 302 of the Code. If the redemption qualifies as a sale of shares by a U.S. Holder, the tax consequences to such U.S. Holder are as described below under the section entitled “— 3. Taxation of Redemption Treated as a Sale”. If the redemption does not qualify as a sale of shares, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “— 2. Taxation of Redemption Treated as a Distribution”.

Whether a redemption of shares qualifies for sale treatment will depend largely on the total number of shares of Inflection Point stock treated as held by the redeemed U.S. Holder before and after the redemption (including any shares treated as constructively owned by the U.S. Holder as a result of owning Inflection Point Rights and any shares that a U.S. Holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of the stock of Inflection Point outstanding both before and after the redemption. The redemption generally will be treated as a sale of shares (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in Inflection Point or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only shares actually owned by the U.S. Holder, but also shares that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares that the holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the conversion of Inflection Point Rights. Moreover, any shares that a U.S. Holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of Inflection Point’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of shares must, among other requirements, be less than eighty percent (80%) of the percentage of Inflection Point’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption (taking into account redemptions by other holders and possibly the New Merlin stock to be issued pursuant to the Business Combination). There will be a complete termination of a U.S. Holder’s interest Inflection Point if either (1) all of the shares actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares (including any stock constructively owned by the U.S. Holder as a result of owning Inflection Point Rights). The redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Inflection Point. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Inflection Point will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction”.

If none of the foregoing tests is satisfied, then the redemption of shares will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “— 2. Taxation of Redemption Treated as a Distribution”. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Inflection Point stock or, if it has none, to the U.S. Holder’s adjusted tax basis in its Inflection Point Rights or possibly in other Inflection Point stock constructively owned by it.

Redeeming U.S. Holders generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 4. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its Inflection Point Class A Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who actually or constructively own at least five percent (5%) by vote or value (or, if Inflection Point Class A Shares is not then publicly traded, at least one percent (1%) by vote or value) or more of the total outstanding Inflection Point stock may be subject to special reporting requirements with respect to a redemption of shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication and the consequences thereof to them based on their particular circumstances.

2.    Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. Holder’s shares is treated as a corporate distribution, as discussed above under the section entitled “— 1. Generally”, the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from Inflection Point’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of Inflection Point’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares. Any remaining excess will be treated as gain realized on the sale of shares and will be treated as described below under the section entitled “— 3. Taxation of Redemption Treated as a Sale”.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 4. PFIC Considerations” with respect to any corporate distributions deemed received on its Inflection Point Class A Ordinary Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

3.    Taxation of Redemption Treated as a Sale

If the redemption of a U.S. Holder’s shares is treated as a sale, as discussed above under the section entitled “— 1. Generally”, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. It is unclear, however, whether certain redemption rights with respect to the Public Shares may suspend the running of the applicable holding period of the Public Shares for this purpose. If the running of the holding period for the Public Shares is suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption that is treated as a sale of the Public Shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to limitations.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 4. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Shares (if the redemption were treated as a sale of shares) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of Inflection Point Class A Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

C.    Tax Consequences of the Merger to New Merlin and U.S. Holders of New Merlin Securities

Neither Inflection Point nor any U.S. Holder of Inflection Point Class A Shares that received New Merlin Common Stock in connection with the Domestication will be subject to any material U.S. federal income tax consequences solely in connection with the Merger.

Each Post-Domestication Right converts automatically into one-tenth of a share of New Merlin Common Stock without additional consideration in connection with the Merger. No fractional shares are issued. Each New Merlin Unit is cancelled and entitles the holder to 1.1 shares of New Merlin Common Stock, with any fractional share rounded down to the nearest whole share. U.S. Holders generally should not recognize gain or loss on the conversion of rights (including Post-Domestication Rights underlying New Merlin Units) solely into New Merlin Common Stock in connection with the Merger, subject to the discussion above under the section entitled “— 4. PFIC Considerations”. The basis in New Merlin Common Stock received for Post-Domestication Rights (including Post-Domestication Rights underlying New Merlin Units) generally would equal the basis in those Post-Domestication Rights, adjusted for any income recognized. U.S. Holders are urged to consult their tax advisors regarding the holding period that would apply to New Merlin Common Stock received for Post-Domestication Rights or in connection with the conversion of New Merlin Units in connection with the Merger.

D.    Tax Consequences of the Merger to U.S. Holders of Merlin Common Stock

Inflection Point and Merlin intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Latham & Watkins LLP intends to deliver an opinion on the basis of facts, representations and assumptions and subject to the limitations and qualifications set forth or referred to in such opinion regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion of counsel will be based on customary assumptions and certain representations, warranties, and covenants. If any of these assumptions, representations, warranties, or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date of such opinion of counsel, the validity of such opinion of counsel may be adversely affected and the U.S. federal income tax consequences of the Merger could differ materially from those described below. In addition, such opinion of counsel is not free from doubt because there is no authority directly addressing the treatment of all of the particular facts of the Merger for U.S. federal income tax purposes. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. Moreover, the obligations of neither Inflection Point nor Merlin to complete the Merger are conditioned on the receipt of any such opinion, and neither Inflection Point nor Merlin intends to request a ruling from the IRS with respect to the tax treatment of the Merger, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Merger described below or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the Merger, Holders of Merlin Common Stock could be required to recognize gain on their exchange of their Merlin Common Stock as a result of the Merger, as described below.

Provided the Merger qualifies as a reorganization, a U.S. Holder that receives New Merlin Common Stock in exchange for shares of Merlin Common Stock in the Merger should not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger. A U.S. Holder’s aggregate tax basis in the New Merlin Common Stock received in exchange for the Merlin Common Stock surrendered in connection with the Merger should equal the U.S. Holder’s aggregate adjusted tax basis in the shares of Merlin Common Stock exchanged therefor. A U.S. Holder’s holding period in the New Merlin Common Stock received should include the holding period for the U.S. Holder’s shares of Merlin Common Stock surrendered in exchange therefor.

If a U.S. Holder has acquired different blocks of Merlin Common Stock at different times or at different prices, then such U.S. Holder’s tax basis and holding period in shares of New Merlin Common Stock received in the Merger generally will be determined with reference to each block of Merlin Common Stock. Any such U.S. Holder of Merlin Common Stock should consult their tax advisors with respect to identifying the bases or holding periods of the shares of New Merlin Common Stock received in the Merger.

Each U.S. Holder that receives shares of New Merlin Common Stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the number, basis, and fair market value of the Merlin Common Stock exchanged and the number of shares of New Merlin Common Stock received in exchange therefor.

Additionally, U.S. Holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of New Merlin are required to attach a statement to their U.S. federal income tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the holder’s tax basis in its Merlin Common Stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Merlin and New Merlin. Holders should consult their tax advisors regarding the application of these rules.

E.    Tax Consequences of Ownership and Disposition of New Merlin Common Stock to U.S. Holders

1.    Taxation of Distributions

In general, distributions of cash or other property to U.S. Holders of New Merlin Common Stock (other than certain distributions of New Merlin stock or rights to acquire New Merlin stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from New Merlin’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its New Merlin Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the New Merlin Common Stock and will be treated as described below under the section entitled “— 2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Merlin Common Stock”.

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at reduced rates accorded to long-term capital gains.

2.    Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Merlin Common Stock

Upon a sale or other taxable disposition of New Merlin Common Stock (which, in general, would include a redemption of New Merlin Common Stock that is treated as a sale of such common stock), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the New Merlin Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the New Merlin Common Stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its New Merlin Common Stock so disposed of. See the section entitled “— A. Tax Effects of the Domestication to U.S. Holders” above for a discussion of a U.S. Holder’s adjusted tax basis in its New Merlin Common Stock following the Domestication. See the section entitled “— D. Tax Consequences of the Merger to U.S. Holders of Merlin Common Stock” above for a discussion of a U.S. Holder’s adjusted tax basis in its New Merlin Common Stock following the Merger. See the section entitled “— Tax Consequences of the Merger to U.S. Holders of Merlin Common Stock” above for a discussion of a U.S. Holder of Merlin Common Stock’s adjusted tax basis in its New Merlin Common Stock following the Merger.

F.    Information Reporting and Backup Withholding

Payments of distributions on and the proceeds from a sale or other disposition of New Merlin Securities will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

III.    NON-U.S. HOLDERS

As used herein, a “Non-U.S. Holder” is a beneficial owner of an Inflection Point Security, Merlin Common Stock or New Merlin Security, as applicable, who or that is for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder.

A.    Tax Effects of the Domestication to Non-U.S. Holders of Inflection Point Securities

The Domestication is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder of Inflection Point Securities unless the Domestication fails to qualify as an F Reorganization and such Non-U.S. Holder holds its Inflection Point Securities in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States). Non-U.S. Holders will own stock and rights of a U.S. corporation, i.e., New Merlin, rather than a non-U.S. corporation, i.e., Inflection Point, after the Domestication.

Although the redemptions of Non-U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Ordinary Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, Non-U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication. Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

B.    Tax Effects to Non-U.S. Holders of Inflection Point Class A Shares of Exercising Redemption Rights

The U.S. federal income tax consequences to a Non-U.S. Holder of Inflection Point Class A Ordinary Shares that exercises its redemption rights will depend on whether the redemption qualifies as a sale of shares redeemed, as described above under “II. U.S. Holders — B. Tax Effects to U.S. Holders of Exercising Redemption Rights — 1. Generally”. Regardless of whether it is treated as a sale of Inflection Point Class A Shares or as a corporate distribution on the Inflection Point Class A Shares for U.S. federal income tax purposes, the redemption is not expected to result in any U.S. federal income tax consequences to the Non-U.S. Holder unless such Non-U.S. Holder holds such Inflection Point Class A Shares in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States).

Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

C.    Tax Consequences of the Merger to New Merlin and Non-U.S. Holders of New Merlin Securities

Neither Inflection Point nor any Non-U.S. Holder of Inflection Point Securities that received New Merlin Securities in connection with the Domestication will be subject to any material U.S. federal income tax consequences solely in connection with the Merger.

D.    Tax Consequences of the Merger to Non-U.S. Holders of Merlin Common Stock

Provided the Merger qualifies as a reorganization as discussed under “— D. Tax Consequences of the Merger to U.S. Holders of Merlin Common Stock” above, the U.S. federal income tax consequences of the Merger for Non-U.S. Holders of Merlin Common Stock should generally be similar to those described above for U.S. Holders. Non-U.S. Holders, however, may be subject to U.S. federal income tax on any gain realized if Merlin is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger or the period during which the Non-U.S. Holder held New Merlin Common Stock, in which case any gain recognized by such Non-U.S. Holder would be subject to tax at generally applicable U.S. federal income tax rates. Merlin believes that it is not, and has not been at any time since its formation, a United States real property holding corporation.

E.    Tax Consequences of Ownership and Disposition of New Merlin Securities

1.    Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of New Merlin stock or rights to acquire New Merlin stock) made to a Non-U.S. Holder of shares of New Merlin Common Stock, to the extent paid out of New Merlin’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, New Merlin will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of New Merlin Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the New Merlin Common Stock, which will be treated as described below under the section entitled “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Merlin Common Stock”. In addition, if New Merlin determines that it is likely to be classified as a “United States real property holding corporation” (see the section entitled “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Merlin Common Stock” below), the applicable withholding agent may withhold fifteen (15%) of any distribution that exceeds New Merlin’s current and accumulated earnings and profits.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise.

A Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).

2.    Sale, Taxable Exchange or Other Taxable Disposition of New Merlin Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its New Merlin Common Stock, unless:

•        the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States);

•        such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

•        New Merlin is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable New Merlin Common Stock being disposed of, except, in the case where shares of New Merlin Common Stock are “regularly traded” on an “established securities market” (as such terms are defined under applicable Treasury Regulations), the Non-U.S. Holder is disposing of New Merlin Common Stock and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of New Merlin Common Stock at all times within the shorter of the five-year period preceding such disposition of New Merlin Common Stock or such Non-U.S. Holder’s holding period for such New Merlin Common Stock. There can be no assurance that New Merlin Common Stock will be treated as regularly traded on an established securities market for this purpose. It is unclear how the rules for determining the five percent (5%) threshold for this purpose would be applied with respect to New Merlin Common Stock, including how a Non-U.S. Holder’s ownership of Post-Domestication Rights prior to the Merger impacts the five percent (5%) threshold determination with respect to New Merlin Common Stock. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%) (or a lower applicable tax treaty rate).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, New Merlin may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition or redemption. New Merlin is not expected to be a United States real property holding corporation immediately after the Domestication or immediately after the Business Combination is completed. However, such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether New Merlin would be treated as a United States real property holding corporation in any taxable year.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its New Merlin Securities.

E.    Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of New Merlin Securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid U.S. information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a tax treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

F.    Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends) on New Merlin Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent (30%) withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed Treasury Regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations.

Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of New Merlin Securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

The following unaudited pro forma condensed combined balance sheet as of September 30, 2025 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 present the combined financial information of Inflection Point and Merlin after giving effect to the Business Combination and related adjustments described in the accompanying notes.

Inflection Point was incorporated on June 24, 2024 in the Cayman Islands and is a publicly traded special purpose acquisition company listed on the Nasdaq under the symbols “BACQU,” “BACQ,” and “BACQR.” Inflection Point was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Sponsor is Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Sponsor I LLC). Prior to the closing of the Business Combination, Inflection Point will domesticate as a Delaware corporation and be renamed “Merlin, Inc.”, pursuant to the terms of the Business Combination Agreement.

Merlin was incorporated on October 24, 2018 as a Delaware corporation under the name Apollo Flight Research, Inc and changed its name to Merlin Labs, Inc on October 27, 2020. Merlin Labs, Inc. is the parent company of two wholly-owned subsidiaries: Merlin Labs NZ Limited (“MLNL”), a New Zealand limited company, was incorporated on August 17, 2020 and Merlin Labs Securities Corporation (“MLSC”), a Massachusetts Securities Corporation, was incorporated on December 13, 2022 (MLNL, MLSC and Merlin Labs, Inc., collectively, “Merlin” or the “Company”).

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the historical unaudited condensed balance sheet of Inflection Point as of September 30, 2025 with the historical unaudited condensed consolidated balance sheet of Merlin as of September 30, 2025, giving effect to the Business Combination and related transactions as if they had been consummated on September 30, 2025. Inflection Point and Merlin have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 combines the historical unaudited condensed statement of operations of Inflection Point for the nine months ended September 30, 2025 with the historical unaudited condensed consolidated statement of operations of Merlin for the nine months ended September 30, 2025, giving effect to the Business Combination as if it had been consummated on January 1, 2024, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines the historical audited statement of operations of Inflection Point for the year ended December 31, 2024 with the historical audited consolidated statement of operations of Merlin for the year ended December 31, 2024, giving effect to the Business Combination as if it had been consummated on January 1, 2024, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of Merlin and Inflection Point and the related notes thereto as of and for the year ended December, 31, 2024, the unaudited historical financial statements of each of Merlin and Inflection Point as of and for the nine months ended September 30, 2025, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inflection Point” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Merlin”.

On August 13, 2025, Inflection Point and Merlin entered into the Business Combination Agreement, pursuant to which the following will occur: (i) at least one day prior to the closing of the Business Combination, Inflection Point will domesticate as a Delaware corporation, and (ii) on the day of the Closing, Merger Sub will merge with and into Merlin, with Merlin surviving the Merger as a wholly owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin will become a wholly-owned subsidiary of New Merlin. Following the closing of the business combination, New Merlin will be the publicly traded parent company, and its common stock is expected to be listed on Nasdaq under the proposed ticker symbol “MRLN”. The consideration payable to Merlin’s equity holders will consist entirely of shares of New Merlin Common Stock.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Merlin’s financial condition or results of operations would have been had the Business Combination occurred on the date indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New Merlin. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined information assumes that the Inflection Point shareholders approve the Business Combination. The Public Shareholders may elect to redeem their Public Shares for cash even if they approve the Business Combination. Inflection Point cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, Inflection Point and Merlin have elected to provide the unaudited pro forma condensed combined financial information under the no redemption, maximum redemption, and 50% redemption scenarios. The first scenario, or “No Redemption Scenario,” assumes that none of the Public Shareholders will exercise their right to redeem their Public Shares for cash. The second scenario, or “Maximum Redemption Scenario,” assumes redemption of all 25,000,000 Public Shares for cash. The third redemption scenario, or “50% Redemption Scenario” assumes the redemption of 12,500,000 Public Shares for cash. The actual results are expected to be within the parameters described by the three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under all three scenarios, Merlin is considered the accounting acquirer.

The Business Combination between Merlin and Inflection Point is expected to be accounted for as a reverse recapitalization, as Inflection Point does not meet the definition of a business under accounting principles U.S. GAAP. For financial reporting purposes, Merlin is identified as the accounting acquirer, and Inflection Point as the accounting acquiree. This determination is based on Merlin’s majority voting rights, control over board appointments, and dominance of senior management in the post-combination entity. Since Inflection Point lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under “Accounting Standards Codification Topic 805, Business Combinations” (“ASC 805”). For accounting purposes, the financial statements of New Merlin will represent a continuation of the financial statements of Merlin, with the Business Combination being treated as the equivalent of Merlin issuing stock for the net assets of Inflection Point, accompanied by recapitalization. The net assets of Inflection Point will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF September 30, 2025
(in thousands, except share amounts)

	September 30, 2025		No Redemption Scenario				Maximum Redemption Scenario				50% Redemption Scenario
	Inflection Point (Historical)	Merlin Labs (Historical)	Pro Forma Adjustments			Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$1,049	$66,757	$356,831	3	(a)	$424,637	$97,101	3	(a)	$164,907	$226,966	3	(a)	$294,772
Short-term investments	—	329	—			329	—			329	—			329
Accounts receivable, net	—	3,420	—			3,420	—			3,420	—			3,420
Prepaid expenses and other current assets	280	2,002	—			2,282	—			2,282	—			2,282
Capitalized transaction costs	—	6,365	(6,365)	3	(b)(1)	—	(6,365)	3	(b)(1)	—	(6,365)	3	(b)(1)	—
Total current assets	1,329	78,873	350,466			430,668	90,736			170,938	220,601			300,803
Property and equipment, net	—	7,695	—			7,695	—			7,695	—			7,695
Operating lease right-of-use assets	—	1,138	—			1,138	—			1,138	—			1,138
Deposits	—	107	—			107	—			107	—			107
Long-term prepaid insurance	15	—	—			15	—			15	—			15
Investments held in Trust Account	259,730	—	(259,730)	3	(a)(1)	—	(259,730)	3	(a)(1)	—	(259,730)	3	(a)(1)	—
Total assets	$261,074	$87,813	$90,736			$439,623	$(168,994)			$179,893	$(39,129)			$309,758

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	—	2,029	(886)	3	(b)(2)	1,143	(886)	3	(b)(2)	1,143	(886)	3	(b)(2)	1,143
Accrued expenses	2,124	8,095	—			10,219	—			10,219	—			10,219
Long-term debt, current portion, net	—	14,229	—			14,229	—			14,229	—			14,229
Convertible promissory notes	—	21,951	(21,951)	3	(c)(9)	—	(21,951)	3	(c)(9)	—	(21,951)	3	(c)(9)	—
Cash underwriting fee payable	1,000	—	(1,000)	3	(a)(2)	—	(1,000)	3	(a)(2)	—	(1,000)	3	(a)(2)	—
Contract loss provision	—	5,047	—			5,047	—			5,047	—			5,047
Operating lease liabilities, current	—	702	—			702	—			702	—			702
Total current liabilities	3,124	52,053	(23,837)			31,340	(23,837)			31,340	(23,837)			31,340
Long-term debt, non-current portion, net	—	17,969	—			17,969	—			17,969	—			17,969
Operating lease liabilities, non-current	—	449	—			449	—			449	—			449
Warrant liabilities	—	72,423	(51,653)	3	(c)(7)(8)(9)	20,770	(51,653)	3	(c)(7)(8)(9)	20,770	(51,653)	3	(c)(7)(8)(9)	20,770
Deferred underwriting fee	8,750	—	(8,750)	3	(a)(2)	—	(8,750)	3	(a)(2)	—	(8,750)	3	(a)(2)	—
Total liabilities	11,874	142,894	(84,240)			70,528	(84,240)			70,528	(84,240)			70,528

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF September 30, 2025
(in thousands, except share amounts)

	September 30, 2025		No Redemption Scenario				Maximum Redemption Scenario				50% Redemption Scenario
	Inflection Point (Historical)	Merlin Labs (Historical)	Pro Forma Adjustments			Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined
Commitments and contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 25,000,000 shares issued and outstanding, at redemption value of $10.39 per share	259,730	—	(259,730)	3	(c)(2)	—	(259,730)	3	(c)(2)	—	(259,730)	3	(c)(2)	—
Redeemable convertible preferred stock	—	476,333	(476,333)	3	(c)(5)	—	(476,333)	3	(c)(5)	—	(476,333)	3	(c)(5)	—
New Merlin Series A redeemable convertible preferred stock	—	—	186,934	3	(c)(9)	186,934	186,934	3	(c)(9)	186,934	186,934	3	(c)(9)	186,934

Stockholders’ equity (deficit):
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—	—			—	—			—	—			—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 425,000 shares issued and outstanding (excluding 25,000,000 shares subject to possible redemption)	—	—	—			—	—			—	—			—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,333,333 shares issued and outstanding	1	—	(1)	3	(c)(3)	—	(1)	3	(c)(3)	—	(1)	3	(c)(3)	—
Common Stock: $0.0001 par value; 44,705,861 and 29,500,000 shares authorized; 5,228,252 and 5,169,812 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	—	1	(1)	3	(c)(6)	—	(1)	3	(c)(6)	—	(1)	3	(c)(6)	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF September 30, 2025
(in thousands, except share amounts)

	September 30, 2025		No Redemption Scenario				Maximum Redemption Scenario				50% Redemption Scenario
	Inflection Point (Historical)	Merlin Labs (Historical)	Pro Forma Adjustments			Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined
New Merlin Class A common stock	—	—	11	3	(c)(2)(3)(4)(5)(6)(7)(8)	11	9	3	(c)(2)(3)(4)(5)(6)(7)(8)	9	10	3	(c)(2)(3)(4)(5)(6)(7)(8)	10
Additional paid-in capital	—	585	706,840	3	(c)(2)(5)(6)(10)(11)	707,425	447,112	3	(c)(2)(5)(6)(10)(11)	447,698	576,977	3	(c)(2)(5)(6)(10)(11)	577,562
Accumulated deficit	(10,531)	(532,000)	17,256	3	(c)(9)(10)(11)	(525,275)	17,256	3	(c)(9)(10)(11)	(525,275)	17,255	3	(c)(9)(10)(11)	(525,276)
Total stockholders’ equity (deficit)	(10,530)	(531,414)	724,105			182,161	464,377			(77,569)	594,240			52,296
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$261,074	$87,813	$90,736			$439,623	$(168,994)			$179,893	$(39,129)			$309,758

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED September 30, 2025
(in thousands, except share and per share amounts)

	September 30, 2025		No Redemption Scenario			Maximum Redemption Scenario			50% Redemption Scenario
	Inflection Point (Historical)	Merlin (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Revenue	$—	$5,899	$—		$5,899	$—		$5,899	$—		$5,899
Cost of revenue	—	7,725	—		7,725	—		7,725	—		7,725
Gross loss	—	(1,826)	—		(1,826)	—		(1,826)	—		(1,826)
Operating expenses:
Research and development	—	21,699	—		21,699	—		21,699	—		21,699
General and administrative	3,213	14,467	(2,242)	4(a)	15,438	(2,242)	4(a)	15,438	(2,242)	4(a)	15,438
Selling and marketing	—	1,029	—		1,029	—		1,029	—		1,029
Total operating expenses	3,213	37,195	(2,242)		38,166	(2,242)		38,166	(2,242)		38,166
Loss from operations	(3,213)	(39,021)	2,242		(39,992)	2,242		(39,992)	2,242		(39,992)
Interest income	8,022	862	(8,022)	4(b)	862	(8,022)	4(b)	862	(8,022)	4(b)	862
Interest expense	—	(2,956)	—		(2,956)	—		(2,956)	—		(2,956)
Other expense	—	(193)	—		(193)	—		(193)	—		(193)
Change in fair value of warrant liabilities	—	(4,562)	4,562	4(c)(1)	—	4,562	4(c)(1)	—	4,562	4(c)(1)	—
Change in fair value of convertible promissory notes	—	(3,118)	3,118	4(c)(2)	—	3,118	4(c)(2)	—	3,118	4(c)(2)	—
Loss on exchange of warrant liabilities	—	(3,320)	3,320	4(c)(3)	—	3,320	4(c)(3)	—	3,320	4(c)(3)	—
Loss on issuance of financial instruments	—	(585)	585	4(c)(4)	—	585	4(c)(4)	—	585	4(c)(4)	—
Loss on extinguishment of long-term debt	—	(2,157)	—		(2,157)	—		(2,157)	—		(2,157)
Change in fair value of long-term debt	—	(672)	—		(672)	—		(672)	—		(672)
Total other (expense) income	8,022	(16,701)	3,563		(5,116)	3,563		(5,116)	3,563		(5,116)
Loss before provision for income taxes	4,809	(55,722)	5,805		(45,108)	5,805		(45,108)	5,805		(45,108)
Provision for income taxes	—	3	—		3	—		3	—		3
Net (loss) income	4,809	(55,725)	5,805		(45,111)	5,805		(45,111)	5,805		(45,111)
Deemed dividend on exchange of redeemable convertible preferred stock	—	(345,717)	345,717	4(d)(1)	—	345,717	4(d)(1)	—	345,717	4(d)(1)	—
Cumulative Series A Preferred Stock dividends	—	—	(20,497)	4(d)(2)	(20,497)	(20,497)	4(d)(2)	(20,497)	(20,497)	4(d)(2)	(20,497)
Net (loss) income attributable to common stockholders	$4,809	$(401,442)	$331,025		$(65,608)	$331,025		$(65,608)	$331,025		$(65,608)
Net (loss) income per share:
Basic and diluted, Class A	$0.14	$(77.33)			$(0.60)			$(0.77)			$(0.67)
Basic and diluted, Class B	$0.14
Weighted-average shares outstanding:
Basic and diluted, Class A	25,000,000	5,191,045			110,002,698			85,002,698			97,502,698
Basic and diluted, Class B	8,333,333

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands, except share and per share amounts)

	December 31, 2024		No Redemption Scenario			Maximum Redemption Scenario			50% Redemption Scenario
	Inflection Point (Historical)	Merlin (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Revenue	$—	$1,229	$—		$1,229	$—		$1,229	$—		$1,229
Cost of revenue	—	8,500	—		8,500	—		8,500	—		8,500
Gross loss	—	(7,271)	—		(7,271)	—		(7,271)	—		(7,271)
Operating expenses:
Research and development	—	27,146	—		27,146	—		27,146	—		27,146
General and administrative	251	17,864	3,725	4(a)	21,840	3,725	4(a)	21,840	3,725	4(a)	21,840
Selling and marketing	—	1,744	—		1,744	—		1,744	—		1,744
Total operating expenses	251	46,754	3,725		50,730	3,725		50,730	3,725		50,730
Loss from operations	(251)	(54,025)	(3,725)		(58,001)	(3,725)		(58,001)	(3,725)		(58,001)
Interest income	1,771	2,005	(1,771)	4(b)	2,005	(1,771)	4(b)	2,005	(1,771)	4(b)	2,005
Interest expense	—	(2,420)	—		(2,420)	—		(2,420)	—		(2,420)
Other expense	—	(197)	—		(197)	—		(197)	—		(197)
Loss on change in fair value of warrant liabilities	—	(265)	265	4(c)(1)	—	265	4(c)(1)	—	265	4(c)(1)	—
Total other (expense) income	1,771	(877)	(1,506)		(612)	(1,506)		(612)	(1,506)		(612)
Loss before provision for income taxes	1,520	(54,902)	(5,231)		(58,613)	(5,231)		(58,613)	(5,231)		(58,613)
Provision for income taxes	—	351	—		351	—		351	—		351
Net (loss) income	1,520	(55,253)	(5,231)		(58,964)	(5,231)		(58,964)	(5,231)		(58,964)
Cumulative Series A Preferred Stock Dividends	—	—	(31,057)	4(d)(2)	(31,057)	(31,057)	4(d)(2)	(31,057)	(31,057)	4(d)(2)	(31,057)
Net (loss) income attributable to common stockholders	$1,520	$(55,253)	$(36,288)		$(90,021)	$(36,288)		$(90,021)	$(36,288)		$(90,021)
Net (loss) income per share:
Basic and diluted, Class A	$0.10	$(10.80)			$(0.82)			$(1.06)			$(0.92)
Basic and diluted, Class B	$0.10
Weighted-average shares outstanding:
Basic and diluted, Class A	7,500,000	5,118,223			110,002,698			85,002,698			97,502,698
Basic and diluted, Class B	8,289,473

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

NOTE 1. DESCRIPTION OF THE BUSINESS COMBINATION

On August 13, 2025, Inflection Point, Merlin and Merger Sub entered into the Business Combination Agreement, under the terms of which (i) at least one day prior to the closing of the Business Combination, Inflection Point will domesticate as a Delaware corporation, and (ii) on the day of the closing, Merger Sub will merge with and into Merlin, with Merlin surviving the Merger as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin will become a wholly-owned subsidiary of New Merlin. After giving effect to the Merger, New Merlin will own, directly or indirectly, all of the issued and outstanding equity interests of Merlin and its subsidiaries.

Immediately prior to the Domestication, all outstanding Inflection Point Class B Shares will convert on a one-to-one basis to Inflection Point Class A Shares. Upon the Domestication, all outstanding Inflection Point Class A Shares will convert on a one-to-one basis into shares of New Merlin Common Stock.

Immediately prior to the Merger, all existing warrants to purchase shares of Merlin Common Stock and warrants to purchase shares of Merlin Preferred Stock (except the Pre-Funded Convertible Warrants) will be exercised on a cashless basis. Further, all shares of Merlin Preferred Stock (including shares received from exercised warrants) will convert into shares of Merlin Common Stock. As a result, immediately prior to the Merger, the only Merlin equity instruments outstanding will be shares of common stock and stock options issued to employees as compensation.

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into the Signing Pre-Funded PIPE Agreements with Pre-Funded Investors. Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $88,151 (face value) of Pre-Funded Convertible Notes and Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement.

At the Effective Time, the consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note shall be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPAs), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPAs). The consideration to be paid in, or in connection with, the Merger to a holder in respect of each Pre-Funded Warrant shall be one or more New Merlin Series A Warrants to purchase a number of shares of New Merlin Common Stock (on otherwise the same terms as applicable to the New Merlin Series A Warrants issued to the Series A Preferred Stock Investors in the Series A Preferred Stock Investment (each as defined below)) equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Also in connection with the transactions contemplated by the Business Combination Agreement, on August 13, 2025, and November 17, 2025, Inflection Point, Merlin and certain investors entered into the Initial Series A SPA and Additional Series A SPAs. Pursuant to the Series A SPAs, the Closing PIPE Investor and Additional Closing PIPE Investors have agreed, among other things, to purchase, at Closing, an aggregate of 11,470,590 shares of Series A Preferred Stock and New Merlin Series A Warrants to purchase a number of shares of New Merlin Common Stock equal to or equal to 75% of (as applicable) the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible, for an aggregate purchase price of $120,000. In aggregate, the Pre-Funded Investors, the Closing PIPE Investor and the Additional Closing PIPE Investors (collectively, “PIPE Investors”) will receive 21,567,221 shares of Series A Preferred Stock and New Merlin Series A Warrants to purchase an aggregate of 21,157,300 shares of New Merlin Common Stock in exchange for an aggregate commitment of $207,704.

At the Effective time, holders of the Merlin Common Stock will receive shares of New Merlin Common Stock based on the Exchange Ratio. The holders of Merlin Options, issued under employee incentive plans, will receive New Merlin Options, based on the Exchange Ratio, and will be subject to the same vesting restrictions as the Merlin Options.

At the Effective Time, the Post-Domestication Rights will automatically convert ten-to-one to shares of New Merlin Common Stock. Fractional shares will be rounded down to the nearest whole share.

The following summarizes the pro forma shares outstanding of New Merlin Common Stock and Series A Preferred Stock under the three redemption scenarios, on an as-converted basis as of the Closing Date, excluding the potential dilutive effect of warrants to purchase shares of New Merlin Common Stock and the New Merlin Options:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,000,000	19.3%	12,500,000	10.7%	—	0.0%
Public Rightsholders*	2,499,999	1.9%	2,499,999	2.1%	2,499,999	2.4%
Sponsor(4)	8,800,833	6.8%	8,800,833	7.5%	8,800,833	8.4%
Series A Holders(5)	21,710,055	16.8%	21,710,055	18.6%	21,710,055	20.8%
Merlin Stockholders(6)	71,390,719	55.2%	71,390,719	61.1%	71,390,719	68.4%
Total	129,401,606	100.0%	116,901,606	100.0%	104,401,606	100.0%
Potential sources of dilution
New Merlin Warrants(7)	21,157,300	16.4%	21,157,300	18.1%	21,157,300	20.3%
New Merlin Options(8)	8,117,868	6.3%	8,117,868	6.9%	8,117,868	7.8%

____________

*        Rounded to account for units held in multiples of less than ten.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $129,865 (based on the estimated redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $259,730 (based on the estimated redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      Consists of (i) 8,333,333 shares of New Merlin Common Stock issued upon conversion of Founder Shares, (ii) 425,000 shares of New Merlin Common Stock issued upon conversion of Inflection Class A Shares not subject to redemption, and (iii) 42,500 shares of New Merlin Common Stock, in exchange for 425,000 Private Placement Units.

(5)      Consists of shares of New Merlin Common Stock issuable upon conversion on the assumed Closing Date of March 13, 2026 of (i) 9,199,027 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment, (ii) 1,040,438 shares of Series A Preferred Stock to be issued upon conversion of the 2024 LSA Warrants and the 2024 LSA Amendment Warrants issued to WTI FUND X, LLC, and (iii) 11,470,590 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs.

(6)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.39 per share from the Trust Account based on funds in the Trust Account as of September 30, 2025. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Merlin Common Stock. Excludes shares of New Merlin Common Stock that would be issuable upon exercise of the New Merlin Options that will be outstanding as a result of New Merlin’s assumption of the outstanding Merlin Options.

(7)      Consists of (i) New Merlin Series A Warrants exercisable for an aggregate of 10,103,376 shares of New Merlin Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 10,103,376 shares of Merlin Common Stock, (ii) New Merlin Series A Warrants exercisable for 11,053,924 shares of New Merlin Common Stock to be issued pursuant to the Series A SPA.

(8)      Consists of options to purchase 8,117,868 shares of New Merlin Common Stock to be issued in exchange for 2,584,923 options to purchase Merlin Common Stock (“Merlin Options”), based on an expected Exchange Ratio of 3.1405. The New Merlin Options have a weighted-average exercise price of $3.22, based on the weighted-average exercise price of Merlin Options divided by an expected Exchange Ratio of 3.1405. The vesting requirements of the New Merlin Options are identical to those of the exchanged Merlin Options (i.e., generally vest over a four year period and expire not more than 10 years from grant). Includes 5,932,792 New Merlin Options exercisable as of September 30, 2025, with a weighted-average exercise price of $1.51, based on the weighted-average exercise price of Merlin Options divided by an expected Exchange Ratio of 3.1405.

The following summarizes the pro forma shares outstanding of New Merlin Common Stock on a fully diluted basis, assuming the exercise of all New Merlin Series A Warrants to purchase shares of New Merlin Common Stock and the vesting and exercise of all New Merlin Options:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	25,000,000	15.8%	12,500,000	8.6%	—	0.0%
Public Rightsholders*	2,499,999	1.6%	2,499,999	1.7%	2,499,999	1.9%
Sponsor(4)	8,800,833	5.5%	8,800,833	6.0%	8,800,833	6.6%
Series A Holders(5)	42,867,355	27.0%	42,867,355	29.3%	42,867,355	32.1%
Merlin Equityholders(6)	71,390,719	45.0%	71,390,719	48.8%	71,390,719	53.3%
Merlin Optionholders(7)	8,117,868	5.1%	8,117,868	5.6%	8,117,868	6.1%
Total	158,676,774	100.0%	146,176,774	100.0%	133,676,774	100.0%

____________

*        Rounded to account for units held in multiples of less than ten.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 12,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $129,865 (based on the estimated redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 25,000,000 Public Shares, exercise redemption rights will exercise their redemption rights for an aggregate payment of approximately $259,730 (based on the estimated redemption price of approximately $10.39 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemption scenario that could occur.

(4)      Consists of (i) 8,333,333 shares of New Merlin Common Stock issued upon conversion of Founder Shares, (ii) 425,000 shares of New Merlin Common Stock issued upon conversion of Inflection Class A Shares not subject to redemption, and (iii) 42,500 shares of New Merlin Common Stock, in exchange for 425,000 Private Placement Units.

(5)      Consists of shares of New Merlin Common Stock issuable upon conversion on the assumed Closing Date of March 13, 2026 of (A) (i) 9,199,027 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment (ii) 1,040,438 shares of Series A Preferred Stock to be issued upon conversion of the 2024 LSA Warrants and the 2024 LSA Amendment Warrants issued to WTI FUND X, LLC, and (iii) 11,470,590 shares of Series A Preferred Stock to be issued pursuant to the Series A SPAs, plus (B) (i) New Merlin Series A Warrants exercisable for an aggregate of 10,103,376 shares of New Merlin Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 10,103,376 shares of Merlin Common Stock, and (ii) New Merlin Series A Warrants exercisable for 11,053,924 shares of New Merlin Common Stock to be issued pursuant to the Series A SPAs.

(6)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.39 per share from the Trust Account based on funds in the Trust Account as of December 31, 2024. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Merlin Common Stock. Excludes shares of New Merlin Common Stock that would be issuable upon exercise of the New Merlin Options that will be outstanding as a result of New Merlin’s assumption of the outstanding Merlin Options.

(7)      Consists of options to purchase 8,117,868 shares of New Merlin Common Stock to be issued in exchange for 2,584,923 Merlin Options, based on an expected Exchange Ratio of 3.1405.

Expected Accounting Treatment for the Business Combination

Under all the three scenarios, the Business Combination will be accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Inflection Point is the accounting acquiree, but does not meet the definition of a business under ASC 805. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Merlin issuing stock for the net assets of Inflection Point. The net assets of Inflection Point will be stated at historical cost, with no goodwill or other intangible assets recorded.

NOTE 2. RECLASSIFICATIONS

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Inflection Point’s and Merlin’s financial statement presentation. Upon consummation of the Business Combination, the management team of New Merlin (“New Merlin Management”)

will perform a comprehensive review of Inflection Point’s and Merlin’s accounting policies. As a result of the review, New Merlin Management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Merlin. Based on its initial analysis, Inflection Point has identified the presentation differences that would have an impact on the unaudited pro forma condensed financial information and recorded the necessary adjustments:

Balance Sheet as of September 30, 2025

Amount (In thousands)	Presentation in Inflection Point Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$1,049	Cash	Cash and cash equivalents
23	Prepaid expenses	Prepaid expenses and other current assets
257	Short-term prepaid insurance	Prepaid expenses and other current assets
75	Accrued offering costs	Accrued expenses

Statement of Operations for the Nine Months Ended September 30, 2025

Amount (In thousands)	Presentation in Inflection Point Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$48	Interest earned on bank account	Interest income
7,974	Interest earned on investments held in Trust Account	Interest income

Statement of Operations for the Year Ended December 31, 2024

Amount (In thousands)	Presentation in Inflection Point Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$251	Formation and operational costs	General and administrative
15	Interest earned on bank account	Interest income
1,756	Interest earned on investments held in Trust Account	Interest income

NOTE 3. TRANSACTION ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. No tax adjustment has been computed for the Merlin pro forma financial results, as it expects to remain in a net loss position and maintain a full valuation allowance against its U.S. deferred tax assets. The pro forma transaction adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are as follows:

a       Cash.    Reflects the impact of the Business Combination on the cash balance of Merlin. The table below represents the sources and uses of funds as it relates to the business combination:

(in thousands)	Note	Amount
Inflection Point historic cash and cash equivalents balance	(1)	$1,049
Merlin historic cash and cash equivalents balance		66,757
Total pre-adjustment cash and cash equivalents balance		67,806
Proceeds from cash, cash equivalents, and investments held in Trust Account	(1)	259,730
Payment of deferred underwriter fees	(2)	(8,750)
Payment of cash underwriter fees	(2)	(1,000)
PIPE investment, net	(3)	129,259
Payment of transaction costs	(4)	(22,408)
Cash adjustment in connection with the business combination, No Redemption Scenario		356,832
Ending cash and cash equivalents balance, No Redemption Scenario		$424,638
Payment to redeeming Inflection Point shareholders	(5)	(259,730)

(in thousands)	Note	Amount
Cash adjustment in connection with the business combination, Maximum Redemption Scenario		97,102
Ending cash and cash equivalents balance, Maximum Redemption Scenario		$164,908
Payment to redeeming Inflection Point shareholders	(5)	(129,865)
Cash adjustment in connection with the business combination, 50% Redemption Scenario		226,967
Ending cash and cash equivalents balance, 50% Redemption Scenario		$294,773

1       Represents $1,049 and $259,730 of Inflection Point’s cash and investments cash held in the Trust Account as of September 30, 2025, respectively.

2       Represents the payment of $8,750 of deferred underwriting commissions and $1,000 of cash underwriting fees from Inflection Point’s IPO payable upon consummation of the Business Combination.

3       Represents the net proceeds of $129,259 from the issuance of Series A Preferred Stock and Series A Warrants to the PIPE Investors, based on total proceeds of $207,704 less proceeds of $78,445 already received and included in Merlin’s cash and cash equivalents as of September 30, 2025.

4       Represents the payment of $22,408 of estimated Business Combination transaction costs incurred by Inflection Point and Merlin, including an estimated $4,340 of issuance costs related to the PIPE Investment.

5       Represents $259,730 and $129,865 paid to the Public Shareholders who are assumed to have exercised redemption rights under the Maximum Redemption Scenario and 50% Redemption Scenario, respectively.

b       Transaction costs.    The following adjustments represent the impact of transaction costs associated with the Business Combination on prepaid expenses and other current assets, assuming the No Redemption Scenario, Maximum Redemption Scenario, and 50% Redemption Scenario by the Public Shareholders:

1       Represents the removal of $6,365 of transaction costs incurred and capitalized as of September 30, 2025.

2       Represents the removal of $886 of transaction costs incurred and payable in accounts payable as of September 30, 2025.

c       Convertible notes, warrants, and equity.    The following adjustments represent the impact of the Business Combination on convertible promissory notes, warrant liabilities, Series A Preferred Stock, New Merlin Common Stock, additional paid-in capital, and stockholders’ deficit, assuming the No Redemption Scenario, Maximum Redemption Scenario, and 50% Redemption Scenario by the Public Shareholders:

1       Represents the payment of $259,730 and $129,865 to the Inflection Point shareholders for the redemption of 25,000,000 and 12,500,000 Inflection Class A Shares in the Maximum Redemption Scenario and 50% Redemption Scenario, respectively.

2       Represents the reclassification of 25,000,000 Inflection Class A Shares subject to potential redemption and 425,000 Inflection Class A Shares not subject to redemption into up to 25,425,000 shares of New Merlin Common Stock and additional paid-in-capital for $259,728.

3       Represents the reclassification of 8,333,333 shares of Inflection Class B Shares into 8,333,333 shares of New Merlin Common Stock.

4       Represents the issuance of 2,542,500 shares of New Merlin Common Stock in connection with the conversion of the Inflection Point Rights.

5       Represents the conversion of 17,696,748 shares of Merlin Preferred Stock into 56,317,035 shares of New Merlin Common Stock, based on an expected Exchange Ratio of 3.1823. In connection with the conversion, there is a $476,327 increase in additional paid-in-capital.

6       Represents the conversion of 5,230,523 shares of Merlin Common Stock into 16,645,292 shares of New Merlin Common Stock, based on an expected Exchange Ratio of 3.1823. In connection with this conversion there is a $1 decrease in additional paid-in capital.

7       Represents the cashless exercise of warrants to purchase shares of Merlin Common Stock and the conversion of the Merlin Common Stock to 19,969 shares of New Merlin Common Stock, based an expected Exchange Ratio of 3.1823.

8       Represents the cashless exercise of warrants to purchase shares of Merlin Preferred Stock, the one-to-one conversion of the Merlin Preferred Stock to Merlin Common Stock, and the conversion of Merlin Common Stock to 719,569 shares of New Merlin Common Stock, based on an expected Exchange Ratio of 3.1823.

9       Represents the aggregate issuance to the PIPE Investors of 21,567,221 shares of Series A Preferred Stock and 21,157,300 warrants to purchase New Merlin Common Stock in exchange for (i) the Pre-Funded Convertible Notes and the Pre-Funded Warrants and (ii) pursuant to the Series A SPAs, including an associated decrease of $15,929 to accumulated deficit.

The shares of $0.0001 par value Series A Preferred Stock have the following rights and preferences:

Voting Rights — On all matters subject to the authorization of the holders of common stock, the holders of Series A Preferred Stock are entitled to vote together with holders of New Merlin Common Stock on an as-converted basis.

Protective Provisions — For as long as 20% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Merlin shall not, without the affirmative vote or action by the Requisite Holders, take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Merlin; (ii) amend, alter, or repeal any provision of the Certificate of Designation or any similar document of New Merlin in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Merlin’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Merlin, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Merlin; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business, if the aggregate indebtedness of New Merlin and its subsidiaries for borrowed money following such action would exceed $5,000,000; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Dividends — The holders of Series A Preferred Stock are entitled to receive, on a pari passu basis and prior and in preference to holders of the New Merlin Common Stock, an annual dividend in the amount of 12% of the Accrued Value (defined as the $12 stated value per share plus any accrued and unpaid dividends). Such dividends are payable only if and when declared and are cumulative, accruing daily and compounded semi-annually. No dividends shall be declared, paid, or set aside for New Merlin Common Stock without the holder of the Series A Preferred Stock receiving the aggregate amount of accrued dividends thereon at such time. Holders of Series A Preferred Stock shall also be entitled to receive participating dividends, if and when declared on the New Merlin Common Stock, on an as-converted basis.

Liquidation — In the event of liquidation, dissolution or winding up of New Merlin or upon the occurrence of a Deemed Liquidation Event (as defined in the Business Combination Agreement), the holders of the Series A Preferred Stock shall be entitled to receive, in preference to all holders of New Merlin Common Stock, an amount per share equal to the greater of (i) 100% of the Accrued

Value or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Merlin Common Stock immediately prior to the liquidation, dissolution, winding up or Deemed Liquidation Event.

Conversion — Each share of Series A Preferred Stock is convertible at the holder’s option into a fixed number of New Merlin Common Stock at a conversion rate equal to (i) the Accrued Value at the time of conversion divided by (ii) the Conversion Price, defined as an initial conversion price of $12 per share, subject to customary antidilution and down-round adjustments.

Redemption — The Series A Preferred Stock is redeemable by New Merlin on or after the Closing at a redemption price per share equal to (i) 150% of the Accrued Value if redeemed within one year, (ii) 140% of the Accrued Value if redeemed after one year but within two years, (iii) 130% of the Accrued Value if redeemed after two years but within three years, (iv) 120% of the Accrued Value if redeemed after three years but within four years, (v) 110% of the Accrued Value if redeemed after four years but within five years, and (vi) 100% of the Accrued Value if after five years.

Each share of Series A Preferred Stock is redeemable by the holder thereof at any time following the fifth anniversary of the Closing. The redemption price is equal to the Accrued Value of the Series A Preferred Stock at the time of redemption.

The Series A Preferred Stock is classified as temporary equity because it is redeemable for cash at the option of the holder. The Series A Preferred Stock is initially recognized at issuance date fair value. Since the Series A Preferred Stock becomes redeemable by the holder solely upon the passage of time, New Merlin will subsequently recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the Series A Preferred Stock to its redemption value at each reporting date as if it were redeemable at that date.

10     Represents the payment of $18,683 of legal, advisory, and other transaction costs to be capitalized in additional paid-in capital, and $3,725 of legal, advisory, and other transaction costs to be expensed in accumulated deficit.

11     Represents the reclassification of $10,531 of Inflection Point’s accumulated deficit to additional paid-in capital.

NOTE 4. TRANSACTION ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

The pro forma transaction adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

a       Transaction costs.    Represents $3,725 of estimated legal, advisory, and other transaction expenses that would have been expensed during the year ended December 31, 2024, in connection with the Business Combination. This amount includes $2,242 of transaction costs already incurred and expensed during the nine months ended September 30, 2025. Transaction costs are not expected to continue beyond 12 months after the Closing.

b       Interest on cash, cash equivalents, and investments held in the Trust Account and interest from bank account.    Represents the elimination of an immaterial amount of interest earned on cash, cash equivalents, and $7,974 and $1,756 of interest earned on investments held in the Trust Account during the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

c       Losses on convertible promissory notes and warrants.    The following adjustments represent the impact of the Business Combination on historical losses recognized related to the convertible promissory notes and warrant liabilities exchanged in the Business Combination, assuming the no redemption, maximum redemption, and 50% redemption scenarios by the Public Shareholders:

1       Represents the removal of $4,562 and $265 of losses on change in fair value of warrant liabilities recognized during the nine months ended September 30, 2025, and the year ended December 31, 2024, respectively.

2       Represents the removal of $3,118 of losses on change in fair value of convertible promissory notes recognized during the nine months ended September 30, 2025.

3       Represents the removal of $3,320 of losses on exchange of warrant liabilities recognized during the nine months ended September 30, 2025.

4       Represents the removal of $585 of losses on the issuance of financial instruments recognized during the nine months ended September 30, 2025.

d       Net loss per share.    The following adjustments represent the impact of the Business Combination on net loss available to common stockholders related to the deemed dividend on exchange of redeemable convertible preferred stock and the cumulative dividends on Series A Preferred Stock:

1       Represents the removal of the deemed dividend on redeemable convertible preferred stock of $345,717 during the nine months September 30, 2025.

2       Represents the cumulative dividends on New Merlin Series A Preferred stock of $20,497 and $31,057 during the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

NOTE 5. NET LOSS PER SHARE

Basic and diluted net loss per share are calculated using the two-class method. The Series A Preferred Stock is a participating security because it entitles holders thereof to cumulative dividends. Under the two-class method, earnings are allocated between holders of New Merlin Common Stock and these participating securities based on their contractual rights and obligations.

Basic net loss per share is computed by dividing loss attributable to holders of New Merlin Common Stock by the weighted-average shares of New Merlin Common Stock outstanding. Diluted net loss per share is computed by dividing net loss attributable to common shareholders by the weighted-average number of shares of New Merlin Common Stock outstanding, after adjusting for potential dilution related to the conversion of all dilutive securities into New Merlin Common Stock. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. If Public Shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The numerator and denominator of the basic and diluted historical earnings per share for Inflection Point were calculated as follows:

	Nine Months Ended September 30, 2025		Year Ended December 31, 2024
	Class A	Class B	Class A	Class B
Basic and diluted net income per Inflection Point Ordinary Share
Numerator:
Allocation of net income	$3,607	$1,202	$722	$798
Denominator:
Weighted-average shares outstanding	25,000,000	8,333,333	7,500,000	8,289,473
Basic and diluted net income per Inflection Point Ordinary Share	$0.14	$0.14	$0.10	$0.10

The numerator and denominator of the basic and diluted historical net loss per share of Merlin were calculated as follows:

	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
Numerator:
Net loss	$(55,725)	$(55,253)
Deemed dividend on exchange of redeemable convertible preferred stock	(345,717)	—
Net loss attributable to common stockholders	(401,442)	(55,253)
Denominator:
Weighted average shares outstanding, basic and diluted	5,191,045	5,118,223
Net loss per share, basic and diluted	$(77.33)	$(10.80)

The numerator and denominator of the basic and diluted pro forma net loss per share of New Merlin was calculated as follows:

	Nine Months Ended September 30, 2025
	Pro Forma
	No Redemption	50% Redemption	Maximum Redemption
Numerator:
Net loss attributable to holders of New Merlin Common Stock	$(45,111)	$(45,111)	$(45,111)
Less: cumulative Series A Preferred Stock dividends	(20,497)	(20,497)	(20,497)
Net loss attributable to holders of New Merlin Common Stock	$(65,608)	$(65,608)	$(65,608)
Denominator:
Weighted average shares outstanding of New Merlin Common Stock	110,002,698	97,502,698	85,002,698
Net loss per share of New Merlin Common Stock	$(0.60)	$(0.67)	$(0.77)

Pro forma weighted average shares outstanding – basic and diluted
Public Shareholders and Rightsholders	27,500,000	15,000,000	2,500,000
Sponsor	8,800,833	8,800,833	8,800,833
Total Inflection Point	36,300,833	23,800,833	11,300,833
Merlin	73,701,865	73,897,918	73,897,918
Pro forma weighted average shares outstanding – basic and diluted	110,002,698	97,698,751	85,198,751

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption related to the public shares for the nine months ended September 30, 2025. For the purposes of calculating diluted earnings per share, the following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share due to their anti-dilutive effect: (i) 21,710,055 shares of Series A Preferred Stock, (ii) warrants to purchase 21,157,300 shares of New Merlin Common Stock, and (iii) New Merlin Options exercisable for 8,117,868 shares of New Merlin Common Stock.

	Year ended December 31, 2024
	Pro Forma
	No Redemption	50% Redemption	Maximum Redemption
Numerator:
Net loss attributable to holders of New Merlin Common Stock	$(58,964)	$(58,964)	$(58,964)
Cumulative Series A Preferred Stock dividends	(31,057)	(31,057)	(31,057)
Net loss attributable to holders of New Merlin Common Stock	$(90,021)	$(90,021)	$(90,021)
Denominator:
Weighted average shares outstanding of New Merlin Common Stock	110,002,698	97,502,698	85,002,698
Net loss per share of New Merlin Common Stock	$(0.82)	$(0.92)	$(1.06)

Pro forma weighted average shares outstanding – basic and diluted
Public Shareholders and Rightsholders	27,500,000	15,000,000	2,500,000
Sponsor	8,800,833	8,800,833	8,800,833
Total Inflection Point	36,300,833	23,800,833	11,300,833
Merlin	73,701,865	73,701,865	73,701,865
Pro forma weighted average shares outstanding – basic and diluted	110,002,698	97,502,698	85,002,698

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption related to the public shares for the year ended December 31, 2024. For the purposes of calculating diluted earnings per share, the following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share due to their anti-dilutive effect: (i) 21,710,055 shares of Series A Preferred Stock, (ii) warrants to purchase 21,157,300 shares of New Merlin Common Stock, and (iii) New Merlin Options exercisable for 8,117,868 shares of New Merlin Common Stock.

INFORMATION ABOUT INFLECTION POINT

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Inflection Point prior to the consummation of the Business Combination.

General

Inflection Point Acquisition Corp. IV is a blank check company incorporated as a Cayman Islands exempted corporation on June 24, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Inflection Point has neither engaged in any operations nor generated any operating revenues to date.

Initial Public Offering

On June 25, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of Inflection Point’s deferred offering costs and expenses, for which the Company issued 7,187,500 Founder Shares to the Sponsor. On October 2, 2024, Inflection Point capitalized $239.58 standing to the credit of Inflection Point’s share premium account and issued an additional 2,395,833 Founder Shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares (up to 1,250,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised), for a purchase price of approximately $0.003 per share. On November 4, 2024, the underwriters forfeited their over-allotment option to purchase up to an additional 3,750,000 units. As a result of the over-allotment option forfeiture by the underwriters, 1,250,000 Inflection Point Class B Shares were surrendered by the Sponsor in order for the Sponsor to maintain ownership of 25% of the issued and outstanding shares of the Company (excluding the Inflection Point Class A Shares underlying the Private Placement Units held by the Sponsor). Such surrendered shares were cancelled by Inflection Point.

The registration statement for the IPO was declared effective on October 31, 2024. On November 4, 2024, Inflection Point consummated the Initial Public Offering of 25,000,000 units at $10.00 per unit, generating gross proceeds of $250,000,000. Each Unit consists of one Inflection Point Class A Share and one Inflection Point Right, with each Right entitling the holder thereof to purchase one-tenth of one Inflection Point Class A Ordinary Share.

Simultaneously with the sale of the first 25,000,000 Inflection Point Units in our IPO, Inflection Point completed the private sale of an aggregate of 425,000 Private Placement Units to the Sponsor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $4,250,000.

Following the closing of the IPO on November 4, 2024, an amount of $250,000,000 ($10.00 per unit) from the net proceeds of the sale of the Inflection Point Units, and a portion of the net proceeds from the sale of the Private Placement Units, was placed in the Trust Account, located in the United States, with Continental acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, the proceeds from the IPO and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of the Inflection Point’s Public Shares if Inflection Point is unable to complete the initial business combination within the completion window, subject to applicable law and the Cayman Constitutional Documents, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of the Public Shares if Inflection Point has not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders.

Inflection Point’s prospectus for its IPO and the Cayman Constitutional Documents provide that it has until November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), to complete an initial business combination.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of the Record Date, there was $263,081,217 in investments and cash held in the Trust Account.

Name Change Proposal and Article 50.5 Amendment Proposal

On October 21, 2025, the Inflection Point Shareholders approved (i) a proposal to change the name of the name of Inflection Point from “Bleichroeder Acquisition Corp. I” to “Inflection Point Acquisition Corp. IV” and to adopt an amendment to the Articles to reflect the change of name (the “Name Change Proposal”) and (ii) a proposal to amend the Articles to allow Inflection Point to consummate the redemption of the Public Shares at an earlier time in connection with the commencement of the procedures to consummate a proposed business combination if the Inflection Point Board determines it is desirable to facilitate the consummation of such business combination (the “Article 50.5 Amendment Proposal”). An amendment to the amended and restated memorandum and articles of association of Inflection Point reflecting the changes approved by shareholders was filed with the Cayman Registrar of Companies.

Fair Market Value of Merlin’s Business

Inflection Point’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the business combination. Inflection Point will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Inflection Point Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of Business Combination

Under the Cayman Constitutional Documents, if Inflection Point seeks shareholder approval in connection with any proposed business combination, as it is doing in connection with the Business Combination, it may only complete such proposed business combination, including the Business Combination, if it receives an ordinary resolution, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at a general meeting, vote at such general meeting.

Voting Restrictions in Connection with Shareholder Meeting

Inflection Point’s Sponsor, directors and executive officers have entered into Letter Agreements to vote their Inflection Point Ordinary Shares in favor of the Business Combination Proposal and Inflection Point also expects them to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Merlin, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting.

As of the Record Date, the Sponsor owned approximately 25.9% of the total outstanding Inflection Point Ordinary Shares.

Permitted Purchases of Securities

If Inflection Point seeks shareholder approval of our initial business combination and does not conduct Redemptions in connection with our initial business combination pursuant to the tender offer rules, the Sponsor, Inflection Point’s or Merlin’s Point’s directors, officers, advisors and their affiliates may purchase Public Shares or Public Rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or duty to do so. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. It is intended that, if Rule 10b-18 would apply to purchases by the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.

Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares, or Public Rights in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Inflection Point Shareholder Approval of the Business Combination, (2) reduce the number of Public Rights outstanding and/or increase the likelihood of approval on any matters submitted to the Public Rights holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Inflection Point Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or Merlin’s directors, officers, advisors and their affiliates were to purchase Public Shares or Public Rights from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point Fund, or Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point Fund, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Merlin’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

Redemption If No Business Combination

Inflection Point has until November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), Inflection Point will as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the rights may be worthless.

The Sponsor and Inflection Point’s officers and directors have entered into Letter Agreements with Inflection Point, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Inflection Point fails to complete its initial business combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law). However, if the Sponsor or management team acquired, or in the future acquires, Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Inflection Point fails to complete its initial business combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law).

The Sponsor, officers and directors have agreed, pursuant to written agreements with Inflection Point, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if Inflection Point does not complete its initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless Inflection Point provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share redemption price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.

Inflection Point expects that all costs and expenses associated with implementing its liquidation and dissolution, as well as payments to any creditors, will be funded from proceeds held outside the Trust Account, although Inflection Point cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its liquidation and dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, Inflection Point may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon Inflection Point’s dissolution would be approximately $10.52 as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of Inflection Point’s creditors who would have higher priority than the claims of Public Shareholders. Inflection Point cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.52. While Inflection Point intends to pay such amounts, if any, Inflection Point cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Inflection Point seeks, and will continue to seek, to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with Inflection Point waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances. Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. UHY LLP, Inflection Point’s independent registered public accounting firm, and the underwriters of the IPO have not, and will not, execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point, or a prospective target business with which Inflection Point has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of Inflection Point’s IPO against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Inflection Point’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify Inflection Point for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, Inflection Point cannot assure you that due to claims of creditors the actual value of the per-share Redemption Price will not be less than $10.00 per Public Share.

Inflection Point seeks, and will seek, to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. We have access to working capital with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors. In the event that the offering expenses are less than our estimate of $750,000, the amount of funds available outside the Trust Account would increase by a corresponding amount.

If Inflection Point files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Inflection Point that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Inflection Point cannot assure you it will be able to return $10.00 per Public Share to its Public Shareholders. Additionally, if Inflection Point files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Inflection Point that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, the Inflection Point Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons.

Inflection Point’s Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the completion window, subject to applicable law and the Cayman Constitutional Documents, (ii) in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow Redemptions in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the proposed Business Combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the Business Combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Cayman Constitutional Documents, like all provisions of the Cayman Constitutional Documents, may be amended with a shareholder vote.

Properties

Inflection Point’s executive offices are located at 1345 Avenue of the Americas, Floor 47, New York, NY 10105, provided by an affiliate of the Sponsor free of charge, and our telephone number is (212) 984-3835. We consider our current office space adequate for our current operations.

Employees

Inflection Point currently has three officers: Michael Blitzer, Robert Folino and Kevin Shannon. These individuals are not obligated to devote any specific number of hours to Inflection Point’s matters but they devote as much of their time as they deem necessary to Inflection Point’s affairs until it has completed its initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for Inflection Point’s initial business combination and the stage of the Business Combination process it is in. Inflection Point does not intend to have any full time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Inflection Point’s directors and executive officers are as follows:

Name	Age	Position
Andrew Gundlach	54	Chairman of the Board of Directors and Executive Chairman
Michael Blitzer	48	President, Chief Executive Officer and Director
Kevin Shannon	30	Chief Operating Officer
Robert Folino	57	Chief Financial Officer
Joseph Samuels	50	Director
Antoine Theysset	49	Director
Kathy Savitt	61	Director

Andrew Gundlach, Inflection Point’s Chairman since June 26, 2024, currently serves as President and Co-Chief Executive Officer at Inflection Point, a registered investment advisor focused on ultra-high-net-worth families, a position held since 2019, where he oversees the strategic and operational aspects of the firm; he has been with Inflection Point and its predecessor firms since 2006. Since 2015 he has also headed Goldiron, a registered investment advisor focused on institutions and ultra-high-net-worth investors. He also is an Adjunct Associate Professor of Business at Columbia Business School from 2004 to the present, where he teaches courses on investing, and currently serves on the school’s board. Previously, Mr. Gundlach co-founded Artemis Advisors LLC in 1999 and served as a founding partner until 2006. His earlier career includes roles as an Associate at J.P. Morgan Chase & Co. from 1996 to 1999, and as an Analyst at Morgan Stanley from 1994 to 1996. Mr. Gundlach holds board positions as a Director at First Eagle Holdings since 2006. He served on the boards of Odyssey Acquisition SA from 2021 to 2022, and Materia, Inc. from 2014 until its acquisition by ExxonMobil in 2021. Mr. Gundlach is also a Member of the Council on Foreign Relations, where he serves on the Investment Committee. Mr. Gundlach currently serves on the Advisory Board at People.ai, a privately-held AI company, and Welltower (NYSE: WELL), a publicly-traded health care infrastructure REIT. He earned an MBA from Columbia Business School and holds both an MS and a BS in International Relations and Affairs from Georgetown University’ School of Foreign Service. We believe he is well qualified to serve on our board due to his extensive investment and advisory background.

Michael Blitzer has been the President and CEO of Inflection Point since July 2025. Mr. Blitzer has served as the Chairman and CEO of IPCX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025. Since September 2025, Mr. Blitzer has also served as the Chairman and Chief Executive Officer of IPEX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. Mr. Blitzer previously served as co-CEO and director of IPAX, a special purpose acquisition company, from February 2021 until the completion of its business combination with Intuitive Machines, LLC in February 2023. Mr. Blitzer also served as the Chairman and CEO of IPXX from March 2023 until the closing of its business combination with USARE in March 2025. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR) and is the Chairman of USA Rare Earth, Inc. (Nasdaq: USAR). Mr. Blitzer is the founder and co-CEO of Kingstown Capital Management (“Kingstown”), which he founded in 2006 and grew to a multi-billion asset manager with some of the world’s largest endowments and foundations as clients. Over 19 years, Kingstown has invested in public and private equities, SPACs, PIPEs, and derivatives. At Kingstown, Mr. Blitzer has overseen and participated in nearly all the firm’s investment decisions including countless public and private investments in disruptive growth industries. Mr. Blitzer brings an in-depth understanding of public markets and has invested in a variety of corporate transactions such as spin-offs, rights offerings, public offerings, privatizations, and mergers & acquisitions. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. Mr. Blitzer taught courses in Investing at Columbia Business School for five years in the 2010s. He holds an M.B.A. from Columbia Business School and a B.S. from Cornell University where he received the Cornell Tradition Fellowship. Mr. Blitzer is a trustee of Greens Farms Academy in Westport, CT where he is also Treasurer and Chair of the Investment Committee. We believe Mr. Blitzer is well-qualified to serve as a director due to his extensive experience in company advisory and with special purpose acquisition companies.

Kevin Shannon has been the COO of Inflection Point since July 2025. Mr. Shannon has served as COO of IPCX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025. He also has served, since September 2025, as the COO of IPEX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. He previously served as Chief of Staff of IPXX from March 2023 until March 2025 and as Chief of Staff of IPAX from March 2021 to February 2023. In his role as COO of IPCX, IPDX and IPFX, and Chief of Staff for IPXX and IPAX, Mr. Shannon was an active participant in all target search, negotiation, and due diligence workstreams. Mr. Shannon is a founder and partner of Inflection Point Asset Management, which he co-founded with Michael Blitzer in 2024. Inflection Point Asset Management invests in concentrated SPAC sponsor and PIPE positions, primarily focused on backing the Inflection Point franchise of SPACs. Mr. Shannon also currently serves as Capital Markets Advisor for Intuitive Machines, Inc and as Special Advisor to USA Rare Earth, Inc. Prior to Inflection Point Asset Management, Mr. Shannon was a Principal at The Venture Collective from April of 2023 to March of 2024 helping to source and diligence later stage investments for the venture capital firm. Before that, Mr. Shannon was a Senior Analyst at Kingstown Capital from March of 2021 to March of 2023. Mr. Shannon began his career in Equity Capital Markets at Bank of America, spending time working across the Technology, Industrials, Equity-Linked, and SPAC teams within ECM. Mr. Shannon holds a B.A. from Colgate University.

Robert Folino, Inflection Point’s Chief Financial Officer since July 2025, joined Inflection Point, a registered investment advisor, as a trader in 2018 where he and Mr. Gundlach worked closely to help establish the firm. In 2019, Mr. Folino was made Chief Operating Officer and Head of Trading of Inflection Point. He is currently responsible for overseeing all aspects of accounting, tax and financial operations of the funds, the management company, and its general partner entities. Prior to joining Inflection Point, Mr. Folino worked for First Eagle Investment Management for 22 years, where he held positions of increasing responsibility. He joined Arnhold and S. Bleichroeder, the predecessor firm to First Eagle Investment Management, in 1996 as a junior arbitrage trader for the Merger Arbitrage Department. Mr. Folino holds a BA in Finance from Rider University.

Joseph Samuels, who has served as Inflection Point’s director since October 2024, is the Founder, Chief Executive Officer and Chief Operating Officer of Channel Partners, an investment firm focused on strategic transactions and opportunistic liquidity in public and private companies since 2023, and Islet Management, an investment firm focused on an opportunistic, catalyst-oriented long/short equity strategy, since 2017. Prior to founding Islet, from 2003 to 2016, Mr. Samuels was an Executive Managing Director who previously held many key roles at Sculptor Capital Management Inc. (f/k/a Och-Ziff Capital Management Group LLC), a hedge fund with peak AUM of $50 billion. During his 14 years at the fund, he served on the Portfolio Management Committee, the Risk Committee, and the Managing Director Committee, and acted as Head of U.S. Trading and as the Co-Head of the U.S. Equity Business. He worked closely with banks and other market participants to create capital solutions for individual companies/sectors and as a balance sheet partner for strategic dispositions and funding opportunities. Prior to that, from 2001 to 2003, Mr. Samuels worked at Pequot Capital Management Inc. and, prior to that, from 1997 to 2001, he worked in the Sales and Trading division at Merrill Lynch & Co. He received a BA in Economics from Rutgers College. We believe Mr. Samuels is well-qualified to serve as a director due to his extensive finance and investment experience.

Antoine Theysset, who has served as Inflection Point’s director since October 2024, has 25 years of international strategy and operations experience in the Technology, Media and Entertainment industry. Mr. Theysset has been serving as an independent director of Improbable Worlds Ltd, a technology company providing metaverse infrastructure and applications, and previously served as the director representing SoftBank. Prior to that, he was an Operating Partner with SoftBank Investment Advisers, focused on its Consumer Tech and Media investments. Mr. Theysset previously led McKinsey’s Fast Growth Tech practice development in the Consumer Tech and Media markets. He has been advising startups and VC funds on growth strategy and international expansion, both with McKinsey and as advisor/operating partner to 2 early-stage funds. Earlier in his career, he held several executive positions with News Corporation over 8 years in London and then in New York (COO of Fox Interactive Media’s international division, SVP Corporate Development, etc.), strategy and business development with Orange Mobile Group in London, strategy consulting with Cap Gemini, Universal Music Group, and Vivendi Universal Net’s Strategic Planning and Corporate Development. He graduated from NYU Stern with an MBA in Finance and Marketing, received two certificates in Entertainment, Media and Technology, and Digital Economy, and is a graduate of the double-degree program in International Business from Northeastern University and NEOMA Business School/CESEM. We believe Mr. Theysset is well-qualified to serve as a director due to his extensive international strategy and operations experience.

Kathy Savitt, who has served as Inflection Point’s director since October 2024, has extensive senior executive operating experience, as well as public and private board roles across a variety of industries. Ms. Savitt has been serving as a General Partner at Perch Partners, LLC, a growth revenue, marketing and operational excellence advisory firm since January 2025. Her professional experience includes serving as past President and Chief Business Officer of

Boom Supersonic, a private designer of supersonic airliners, from 2020 to 2024, Chief Marketing and Media Officer at Yahoo (NYSE: AABA) from 2012 to 2015 and holding senior leadership marketing roles at Amazon (Nasdaq: AMZN) from 2002 to 2006, and American Eagle Outfitters (NYSE: AEO) from 2009 to 2012. Prior to this, she served as Founder and Chief Executive Officer of Lockerz, an international social commerce website and as Co-Founder and President at MWW/Savitt (part of the MWW Group, a public relations firm). Her board experience includes serving as Chairperson for Volta Charging (NYSE: VLTA) from 2018 to 2023 (where she served as lead independent director upon the company’s going public and then as Chairperson until its company’s sale in 2023) and as a board member for Alaska Airlines (NYSE: ALK) from 2014 to 2017, and Build-A-Bear Workshop (NYSE: BBW) from 2009 to 2011. Ms. Savitt holds a Bachelor of Arts from Cornell University. We believe Ms. Savitt is well-qualified to serve as a director due to her extensive public and private company experience across a variety of industries.

Executive and Director Compensation

None of Inflection Point’s executive officers or directors have received any cash compensation for services rendered to Inflection Point. We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to the Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from working capital:

•        Payment of consulting, success or finder fees to the Sponsor, Co-Founders or a member of our management team, or their respective affiliates in connection with the consummation of our initial business combination;

•        We may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination;

•        Repayment of up to $750,000 in working capital loans that may be made by Inflection Point; and

•        Repayment of loans which may be made by the Sponsor or an affiliate of the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $2,500,000 of such loans (including up to $750,000 in working capital loans that may be made by Inflection Point Fund, which has agreed to lend us up to this amount for working capital purposes) may be convertible into private placement units of the post-business combination entity at a price of $10.00 per unit at the option of the lender. Such units would be identical to the private placement units. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

After the completion of Inflection Point’s initial business combination, directors or members of Inflection Point’s management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation.

Any compensation to be paid to Inflection Point’s executive officers will be determined, or recommended to the Inflection Point Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Inflection Point Board. We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, or another initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the Business Combination, or another initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of the Business Combination, or another initial business combination, will be a determining factor in our decision to proceed with the Business Combination, or another initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,333,333 shares of New Merlin Common Stock upon conversion of 8,333,333 Inflection Point Class A Shares.	$25,000.
	467,500 shares of New Merlin Common Stock upon the conversion of the Inflection Point Class A Shares and the Inflection Point Rights underlying the 425,000 Private Placement Units.	$4,250,000.
Inflection Point Fund

Number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share of (i) the total outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 1,572,603 shares of Series A Preferred Stock taking into account accrued interest through March 13, 2026); such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and a New Merlin Series A Warrant exercisable for 1,720,589 shares of New Merlin Common Stock.

		Exchange of Pre-Funded Convertible Note and a Pre-Funded Warrant, which Pre-Funded Convertible Note and Pre-Funded Warrant were acquired for an aggregate purchase price of $15 million.
	5,266,667, or approximately 60.1%, of the Founder Shares and 425,000, or 100%, of the Private Placement Units held by the Sponsor.	$4,250,000.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Number and Terms of Office of Officers and Directors

Committees of the Board of Directors

The Inflection Board has established two standing committees: an audit committee and a compensation committee. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter approved by our board and has the composition and responsibilities described below.

Audit Committee

The Inflection Board has established an audit committee of the Inflection Board. Ms. Savitt and Messrs. Samuel and Theysett serve as the members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. Ms. Savitt and Messrs. Samuel and Theysett are each independent.

Ms. Savitt serves as the chairperson of the audit committee. Each member of the audit committee is financially literate and the Inflection Point Board has determined that Ms. Savitt qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of Inflection Point’s financial statements, (2) compliance with legal and regulatory requirements, (3) Inflection Point’s independent registered public accounting firm’s qualifications and independence, and (4) the performance of Inflection Point’s internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by Inflection Point;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by Inflection Point, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with Inflection Point in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss Inflection Point’s annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inflection Point”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The Inflection Point Board has established a compensation committee of the Inflection Point Board. The members of the compensation committee are Messrs. Samuels and Theysset. Mr. Theysset serves as chair of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, Inflection Point is required to have a compensation committee of at least two members, all of whom must be independent. Messrs. Samuels and Theysset are each independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to Inflection Point’s chief executive officer’s compensation, evaluating the chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Inflection Point’s chief executive officer based on such evaluation;

•        reviewing and making recommendations to the Inflection Point Board with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of Inflection Point’s other officers;

•        reviewing executive compensation policies and plans;

•        implementing and administering incentive compensation equity-based remuneration plans;

•        assisting management in complying with Inflection Point’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for executive officers and employees;

•        producing a report on executive compensation to be included in Inflection Point’s annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

Inflection Point does not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Inflection Point Board. The Inflection Point Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Samuels and Theysset as well as Ms. Savitt. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Inflection Board will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in our Cayman Constitutional Documents.

Director Independence

Nasdaq rules require that a majority of the Inflection Point Board be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the Inflection Point Board, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Inflection Point has three “independent directors” as defined in Nasdaq rules and applicable SEC rules. The Inflection Point Board determined that Messrs. Samuels, Theysset, Cetin and Weinstein as well as Ms. Savitt are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Inflection Point’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Code of Ethics

Inflection Point has adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics as an exhibit to this proxy statement/prospectus. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver in a Current Report on Form 8-K filed with the SEC or on our website, and keep such information on the website for at least 12 months. The information included on our website is not incorporated by reference into this proxy statement/prospectus or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not improperly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Cayman Constitutional Documents or alternatively by shareholder approval at general meetings. Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. The Cayman Constitutional Documents provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete the Business Combination, or another initial business combination. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Andrew Gundlach	Bleichroeder Acquisition Corp. II	Special purpose acquisition company	Founder, Chairman, President and Chief Executive Officer
	Bleichroeder LP	Investments	Officer
	First Eagle Investment Management	Investments	Director
	Goldiron LP	Investments	Officer
Robert Folino	Bleichroeder Acquisition Corp. II	Special purpose acquisition company	Chief Financial Officer
	Bleichroeder LP	Investments	Officer

Individual	Entity	Entity’s Business	Affiliation
Joseph Samuels	Channel Partners	Investments	Officer
	Islet Management	Investments	Officer
Antoine Theysset	Improbable Worlds, Ltd.	Technology	Director
	Bleichroeder Acquisition Corp. II	Special purpose acquisition company	Director
Kathy Savitt	Bleichroeder Acquisition Corp. II	Special purpose acquisition company	Director
	EGH Acquisition Corp.	Special purpose acquisition company	Director
	Curology	Skincare	Officer
	Perch Partners	Consulting	Officer
Michael Blitzer	Kingstown Capital Management, L.P.	Asset management	Founder and Co-Chief Investment Officer
	Kingstown Capital Partners, LLC	Asset management	Managing Member
	Kingstown Management GP LLC	Asset management	Managing Member
	Kingstown Partners Master Ltd, Kingstown Partners II, L.P., Kingstown 1740 Fund, LP and Kingfishers L.P.	Investment Funds	Funds managed by Kingstown Capital Management, LP and Kingstown Management GP LLC
	Inflection Point Acquisition Corp. III	Special purpose acquisition company	Chairman and Chief Executive Officer
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Chairman and Chief Executive Officer
	Inflection Point Acquisition Corp. VI	Special purpose acquisition company	Chairman
	Inflection Point Asset Management LLC	Asset management	Director and Chief Investment Officer
	Inflection Point GP I LLC	Asset management	Manager and Member
	Inflection Point Fund I LP	Investment Fund	Fund managed by Inflection Point Asset Management LLC and Inflection Point GP I LLC
	Intuitive Machines, Inc.	Space exploration, infrastructure and services	Director
	USA Rare Earth, Inc.	Manufacturing	Chairman
Kevin Shannon	USA Rare Earth, Inc.	Manufacturing	Special Advisor
	Inflection Point Asset Management LLC	Asset management	Director and Portfolio Manager

Individual	Entity	Entity’s Business	Affiliation
	Inflection Point Acquisition Corp. III	Special purpose acquisition company	Chief Operating Officer
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Chief Operating Officer
	Inflection Point Acquisition Corp. VI	Special purpose acquisition company	Chief Executive Officer
	Inflection Point Fund I LP	Investment Fund	Fund managed by Inflection Point Asset Management LLC and Inflection Point GP I LLC

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Inflection Point or any members of its management team in their capacity as such, and Inflection Point and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Inflection Point has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Inflection Point’s annual reports contain consolidated financial statements audited and reported on by Inflection Point’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INFLECTION POINT

The following discussion and analysis of the financial condition and results of operations of Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I) (for purposes of this section, “Inflection Point”, “we”, “us” and “our”) should be read in conjunction with the financial statements and related notes of Inflection Point included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.

Overview

We are a special purpose acquisition company incorporated on June 24, 2024, as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination.

Upon the closing of the IPO, $250,000,000 was placed in the Trust Account with Continental acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of Inflection Point’s Public Shares if Inflection Point is unable to complete an initial business Combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), subject to applicable law and the Cayman Constitutional Documents, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend Inflection Point’s Cayman Constitutional Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of its Public Shares if Inflection Point has not consummated an initial business combination by November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of its creditors, if any, which could have priority over the claims of Inflection Point’s Public Shareholders.

Our management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Units although substantially all of the net proceeds are intended to be generally applied toward consummating an initial business combination. Our initial business combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). However, we will only complete an initial business combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that we will be able to successfully effect an initial business combination.

Inflection Point has until November 4, 2026 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents) to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), Inflection Point will cease all operations except for the purpose of winding up, as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of Public Shares then issued and outstanding, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) subject to applicable law, and as promptly as reasonably possible following such redemption, subject to the approval of Inflection Point’s remaining shareholders and the Inflection Point Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. In such event, the rights may be worthless.

Liquidity and Capital Resources

In June 2024, Bleichroeder Sponsor 1 LLC, the Sponsor, paid $25,000, or approximately $0.004 per share, to cover certain of Inflection Point’s offering costs for the issuance of 7,187,500 Founder Shares. Subsequently, on October 2, 2024, Inflection Point capitalized $239.58 standing to the credit of Inflection Point’s share premium account and issued an additional 2,395,833 Founder Shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. As a result of the underwriters’ election not to exercise their over-allotment option, 1,250,000 Founder Shares were forfeited resulting in the Sponsor holding 8,333,333 Founder Shares.

On November 4, 2024, we consummated the IPO of 25,000,000 Inflection Point Units, at $10.000 per Inflection Point Unit. Simultaneously with the closing of the IPO, we consummated the sale of 425,000 Private Placement Units to the Sponsor at a price of $10.00 per Private Placement Unit, generating gross proceeds of $4,250,000.

Following the IPO and private placement, a total of $250,000,000 ($10.00 per Inflection Point Unit) was placed in the Trust Account. We incurred transaction costs of $11,403,592, consisting of $2,000,000 of cash underwriting fee, $8,750,000 of deferred underwriting fee, and $653,592 of other offering costs.

For the nine months ended September 30, 2025, cash used in operating activities was $1,057,906. Net income of $4,809,256 was affected by interest earned on investments held in Trust Account of $7,973,982. Changes in operating assets and liabilities provided $2,106,820 of cash for operating activities.

For the period from June 24, 2024 (inception) through September 30, 2024, cash used in operating activities was $0. Net loss of $77,427 was affected by payment of operation costs through a promissory note of $62,741 and formation cost paid by Sponsor in exchange for issuance of Founder Shares of $9,153. Changes in operating assets and liabilities provided $5,533 of cash for operating activities.

As of September 30, 2025, we had investments held in the Trust Account of $259,730,180. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete the Business Combination. To the extent that share capital or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue growth strategies.

As of September 30, 2025, we had cash of $1,049,403 for working capital purposes. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $2,500,000 of such Working Capital Loans may be convertible into private placement units of the post-business combination entity at a price of $10.00 per unit at the option of the lender, including up to $750,000 in Working Capital Loans which may be made by Inflection Point Fund. The units would be identical to the Private Placement Units.

In connection with our assessment of going concern considerations in accordance with ASC 205-40, “Going Concern,” as of September 30, 2025, we may need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. Our officers, directors and Sponsor may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet our working capital needs. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. Inflection Point cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Additionally, if a Business Combination is not consummated by the end of the completion window, currently November 6, 2026 there will be a mandatory liquidation and subsequent dissolution of Inflection Point. No adjustments have been made to the carrying amounts of assets or liabilities should Inflection Point be required to liquidate after the completion window. Our liquidity condition and mandatory liquidation within one year of the issuance of these unaudited condensed financial statements raise substantial doubt about Inflection Point’s ability to continue as a going concern. Management plans to address this uncertainty through a Business Combination. However, there can be no assurance that we will be able to consummate any Business Combination by the end of the Combination Period.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that it holds investments in the Trust Account, we may, at any time, (based on the management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act) instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest-bearing demand deposit account at a bank.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since June 24, 2024 (inception) through September 30, 2025 have been (i) organizational activities and (ii) activities relating to (x) the Initial Public Offering, and (y) identifying and evaluating prospective acquisition candidates and activities in connection with the initial Business Combination. We will not generate any operating revenues until after completion of our initial Business Combination. We have generated non-operating income in the form of interest income on investments held in the Trust Account after the IPO. There has been no significant change in our financial or trading position since the date of our audited financial statements, as filed in our 2024 Annual Report on Form 10-K. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance, among other things), as well as for due diligence expenses.

For the three months ended September 30, 2025, we had a net income of $83,694, which consists of interest earned on investments held in Trust Account of $2,685,470 and interest earned on bank account of $14,040, partially offset by general and administrative expenses of $2,615,816.

For the nine months ended September 30, 2025, we had a net income of $4,809,256, which consists of interest earned on investments held in Trust Account of $7,973,982 and interest earned on bank account of $48,130, partially offset by general and administrative expenses of $3,212,856.

For the three months ended September 30, 2024, we had a net loss of $47,447, which consists of operating costs.

For the period from June 24, 2024 (inception) through September 30, 2024, we had net loss $77,427, which consist of formation and operating costs.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The underwriters had a 45-day option from the date of the IPO to purchase up to an additional 3,750,000 units to cover over-allotments, if any. On November 4, 2024, the underwriters forfeited the over-allotment option to purchase the additional 3,750,000 units.

The underwriters were entitled to a cash underwriting discount of $0.08 per Unit, or $2,000,000 in the aggregate. Of this amount, $1,000,000 was paid to the underwriters upon the closing of the IPO and $1,000,000 will be payable to the underwriters from working capital in equal amounts monthly starting on the 16th month following the closing of the IPO until the 24th month following the closing of the Initial Public Offering. On August 5, 2025, the Underwriting Agreement dated October 31, 2024, was amended to defer the commencement of the remaining $1,000,000 in payments to the underwriters until September 1, 2026. Pursuant to the amendment to the Underwriting Agreement, the remaining $1,000,000 shall be payable to the underwriters from the Company’s working capital in equal amounts monthly in the three months commencing on September 1, 2026. Any amounts not paid hereunder from working capital shall be accelerated and paid upon consummation of the initial Business Combination.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements, and income and expenses during the periods reported. Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could materially differ from those estimates. Management has identified the determination of the fair value of Rights Shares as a complex accounting estimate.

Offering Costs

We comply with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering”. Offering costs consists of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the IPO. Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis, compared to total proceeds received. Transaction costs amounted to $11,403,592, consisting of $2,000,000 of cash underwriting fee, $8,750,000 of deferred underwriting fee, and $653,592 of other offering costs.

Inflection Point Class A Shares Subject to Possible Redemption

All of the Inflection Point Class A Shares sold as part of the Inflection Point Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with our liquidation, if there is a shareholder vote or tender offer in connection with the initial business combination and in connection with certain amendments to our Cayman Constitutional Documents. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within our control require ordinary shares subject to redemption to be classified outside of permanent equity.

The Inflection Point Class A Shares are subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, we have the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. We recognize changes in redemption value immediately as they occur. Immediately upon the initial closing of the IPO and the over-allotment, we recognized the remeasurement from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital.

Net Income Per Ordinary Share

Net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 1,250,000 Inflection Point Class B Shares that were subject to forfeiture if the over-allotment option was not exercised by the underwriters. At September 30, 2025 and 2024, Inflection Point did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of Inflection Point. As a result, diluted income per share is the same as basic income per share for the periods presented.

Inflation

We do not believe that inflation had a material impact on our business, revenues or operating results during the period presented.

Emerging Growth Company Status

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is either not an emerging growth company or an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

DESCRIPTION OF new merlin securities

The following summary of the material terms of New Merlin’s securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed New Merlin Certificate of Incorporation and the Proposed New Merlin Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. We urge you to read the Proposed New Merlin Certificate of Incorporation and the Proposed New Merlin Bylaws in their entirety for a complete description of the rights and preferences of the New Merlin Securities following the Closing. Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to New Merlin.

Certain provisions of the Proposed Charter, Proposed Bylaws, Certificate of Designation, Warrant Agreement and Form of Warrant to be issued to each Series A Investor summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of New Merlin Common Stock.

General

The Proposed Charter will authorize the issuance of 900,000,000 shares, consisting of:

•        850,000,000 shares of New Merlin Common Stock, par value $0.0001 per share;

•        50,000,000 shares of New Merlin Preferred Stock, par value $0.0001 per share.

Except as otherwise required by the Proposed Charter, the holders of shares of New Merlin Common Stock shall vote together as a single class (or, if any holders of shares of New Merlin Preferred Stock are entitled to vote together with the holders of New Merlin Common Stock, as a single class with such holders of New Merlin Preferred Stock) on all matters submitted to a vote of stockholders of New Merlin.

Common Stock

New Merlin Common Stock

Voting rights.    Each holder of record of New Merlin Common Stock, as such, shall have one vote for each share of New Merlin Common Stock that is outstanding and held by New Merlin on all matters on which stockholders are entitled to vote generally. The holders of shares of New Merlin Common Stock do not have cumulative voting rights.

Dividend rights.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of New Merlin Preferred Stock or any other class or series of stock, in each case having a preference over or the right to participate with the New Merlin Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of stock of New Merlin, dividends and other distributions may be declared and paid ratably on the New Merlin Common Stock out of the assets of New Merlin that are legally available for this purpose at such times and in such amounts as the New Merlin Board, in its discretion, shall determine.

The payment of future dividends on the shares of New Merlin Common Stock will depend on the financial condition of New Merlin after the completion of the Business Combination, and subject to the discretion of the New Merlin Board. There can be no guarantee that cash dividends will be declared. The ability of New Merlin to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by New Merlin or any of its subsidiaries from time to time.

Rights upon liquidation.    In the event of dissolution, liquidation or winding up of New Merlin, after payment or provision for payment of the debts and other liabilities of New Merlin and subject to the rights, if any, of the holders of any outstanding series of New Merlin Preferred Stock or any class or series of stock having a preference over or the right to participate with the New Merlin Common Stock with respect to the distribution of assets of New Merlin upon such dissolution, liquidation or winding up of New Merlin, the holders of New Merlin Common Stock shall be entitled to receive the remaining assets of New Merlin available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Other rights.    The holders of New Merlin Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the New Merlin Common Stock. The rights, preferences and privileges of holders of the New Merlin Common Stock will be subject to those of the holders of any shares of the New Merlin Preferred Stock that New Merlin may issue in the future.

Merlin Lock-Up Agreement

At the Closing, New Merlin and the Lock-Up Holders will enter into the Merlin Lock-Up Agreement, pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Merlin Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Merlin Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

New Merlin Preferred Stock

Up to 50,000,000 shares of New Merlin Preferred Stock, all of which will be Series A Preferred Stock, will be issued or outstanding immediately after the completion of the Business Combination. The Proposed Certificate of Incorporation will authorize the New Merlin Board to establish one or more series of New Merlin Preferred Stock. Unless required by law or any stock exchange, the authorized shares of New Merlin Preferred Stock will be available for issuance without further action by the holders of New Merlin Common Stock.

The New Merlin Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of New Merlin Preferred Stock. The issuance of New Merlin Preferred Stock may have the effect of delaying, deferring or preventing a change in control of New Merlin without further action by the stockholders. Additionally, the issuance of New Merlin Preferred Stock may adversely affect the holders of the New Merlin Common Stock by restricting dividends on the New Merlin Common Stock, diluting the voting power of the New Merlin Common Stock or subordinating the liquidation rights of the New Merlin Common Stock. As a result of these or other factors, the issuance of New Merlin Preferred Stock could have an adverse impact on the market price of the New Merlin Common Stock.

In connection with the Series A Preferred Stock Investment, the Inflection Point Board will adopt the Certificate of Designation, creating the Series A Preferred Stock.

Dividends:    The Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Stated Value (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Stated Value (if paid in cash), plus the amount of previously accrued dividends. Such dividends will compound semi-annually.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Series A Preferred Stock Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Merlin Common Stock immediately prior to the liquidation event. Thereafter, the holders of Series A Preferred Stock will be entitled to receive their pro-rata share, of the remaining available proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Voting:    The Series A Preferred Stock will (i) vote together with the New Merlin Common Stock as a single class, except as required by law and (ii) as noted below under “Protective Provisions”. Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Merlin Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions:    For as long as 20% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Merlin shall not, without the affirmative vote or action by written consent of holders of more than 80% of the issued and outstanding shares of Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Merlin; (ii) amend, alter, or repeal any provision of the Certificate of Designation or any similar document of New Merlin in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Merlin’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Merlin, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Merlin; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business, if the aggregate indebtedness of New Merlin and its subsidiaries for borrowed money following such action would exceed $5,000,000; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Conversion:    Each share of Series A Preferred Stock will be convertible into New Merlin Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of New Merlin Common Stock at prices less than $10.00 per share. In addition, if the 20-day volume-weighted average price of the New Merlin Common Stock on the twenty-first trading day following the date that is six months after Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $7.50.

Put Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of New Merlin commencing any time (A) prior to the 1st anniversary of the Closing at a price equal to the 150% of the Accrued Value, (B) on or after the 1st anniversary but prior to the 2nd anniversary of the Closing at a price equal to the 140% of the Accrued Value, (C) on or after the 2nd anniversary of the Closing but prior to the 3rd anniversary of the Closing at a price equal to the 130% of the Accrued Value, (D) on or after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price equal to the 120% of the Accrued Value, (E) on or after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the 110% of the Accrued Value, or (F) on or after the 5th anniversary of the Closing at a price equal to the 100% of the Accrued Value.

New Merlin Series A Warrants

The New Merlin Series A Warrants are immediately exercisable upon issuance at Closing and expire five years from the date of Closing at 5:00 p.m., New York City time (the “PIW Termination Date”). The New Merlin Series A Warrants include customary cash and cashless exercise provisions. Each New Merlin Series A Warrant is initially exercisable at $12.00 per share of New Merlin Common Stock, subject to the same anti-dilution and other adjustments as the Series A Preferred Stock.

The New Merlin Series A Warrants do not include any redemption features. The New Merlin Series A Warrants may be exercised on a cashless basis if, at any time after the six-month anniversary of the Closing Date, there is not an effective registration statement with respect to the shares of New Merlin Common Stock. On the PIW Termination Date, the New Merlin Series A Warrants will be automatically exercised on a cashless basis. To exercise on a cashless basis, the holder of the New Merlin Series A Warrants would pay the exercise price by surrendering the New Merlin Series A Warrants (or part thereof) for that number of shares of New Merlin Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Merlin Common Stock underlying the New Merlin Series A Warrant, multiplied by the excess of the daily volume weighted average price of the New Merlin Common Stock on the date specified by the New Merlin Series A Warrant less the exercise price of such New Merlin Series A Warrant by (y) the daily volume weighted average price of the New Merlin Common Stock on the date specified by the New Merlin Series A Warrant.

The holders of New Merlin Series A Warrants will not have the rights or privileges of holders of shares of New Merlin Common Stock or any voting rights in respect of the New Merlin Series A Warrants or underlying shares of New Merlin Common Stock until they exercise their New Merlin Series A Warrants and receive shares of New Merlin Common Stock. After the issuance of shares of New Merlin Common Stock upon exercise of the New Merlin Series A Warrants, each holder will be entitled to one vote for each share of New Merlin Common Stock held of record on all matters to be voted on by stockholders.

Anti-Takeover Effects of the Proposed Certificate of Incorporation, the Proposed Bylaws and Certain Provisions of Delaware Law

The Proposed Charter does not provide for cumulative voting in the election of directors. The New Merlin Board is empowered to elect a director to fill a vacancy created by the expansion of the New Merlin Board or the resignation, death, or removal of a director in certain circumstances.

Authorized New Merlin Common Stock and New Merlin Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Merlin Common Stock and New Merlin Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Proposed Charter will provide that, unless New Merlin consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of New Merlin, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of New Merlin to New Merlin or to New Merlin’s stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or Proposed Charter or the Proposed Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against New Merlin governed by the internal affairs doctrine; and (b) subject to the provisions of the Proposed Charter, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Although New Merlin believes this provision benefits New Merlin by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against New Merlin’s directors and officers, although New Merlin’s stockholders will not be deemed to have waived New Merlin’s compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and the Proposed Bylaws provide that New Merlin will indemnify and hold harmless its directors, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, the Proposed Charter provides that New Merlin’s directors will not be personally liable to New Merlin or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

The Proposed Bylaws also permit New Merlin to purchase and maintain insurance on behalf of any person who is or was a director officer, employee or agent of New Merlin, or is or was serving at the request of New Merlin as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not New Merlin could have the power to indemnify him or her against such liability under the provisions of the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against New Merlin’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit New Merlin Labs and New Merlin’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

New Merlin believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New Merlin’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of Inflection Point’s directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of New Merlin Common Stock will be Continental.

Listing

Inflection Point intends to apply to list the New Merlin Common Stock on Nasdaq under the symbol “MRLN”, following the Business Combination.

MARKET PRICE AND DIVIDENDS OF SECURITIES

Market Price of Inflection Point Units, Inflection Point Ordinary Shares and Inflection Point Rights

Market Price and Ticker Symbol

Inflection Point’s Units, Public Shares and Inflection Point Rights are currently listed on Nasdaq under the symbols “BACQU,” “BACQ,” and BACQW,” respectively.

The closing price of Inflection Point’s Units, Public Shares and Inflection Point Rights on August 12, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.59, $10.30 and $0.55, respectively. As of February 2, 2026, the Record Date for the extraordinary general meeting, the closing price for each Inflection Point Unit, Public Share and Inflection Point Right $11.69, $10.58 and $0.75, respectively.

Holders

As of the Record Date, there were two holders of record of Inflection Point Units, one holder of record of Public Shares, one holder of record of Founder Shares, and one holder of record of Inflection Point Rights. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Inflection Point Units, Public Shares and Inflection Point Rights are held of record by banks, brokers and other financial institutions.

Dividends of Inflection Point Securities

Inflection Point has not paid any cash dividends on the Inflection Point Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to an initial business combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Merlin

Market Price of Merlin’s Securities

Market price information regarding Merlin is not provided because there is no public market for Merlin’s securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Merlin — Liquidity and Capital Resources”.

Dividend Policy of the Company Following the Business Combination

New Merlin does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Recent Sales of Unregistered Securities of Merlin

The following description sets forth information regarding all securities of Merlin that were sold during the three years prior to the date of this proxy statement/prospectus without registration under the Securities Act. The descriptions below reflect private placements effected by Merlin in connection with and prior to the Business Combination:

•        On July 2, 2025, and on August 13, 2025, Merlin entered into the Signing Pre-Funded PIPE Agreements, respectively, with certain Pre-Funded Investors pursuant to which Merlin issued and sold an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants.

•        On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into a Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA.

Merlin used or intends to use the net proceeds from the foregoing unregistered offerings for general corporate purposes, including, among other things, research and development activities, working capital, and transaction-related expenses, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Merlin” in this proxy statement/prospectus. No underwriters participated in the foregoing transactions, and no underwriting discounts or commissions were paid in connection therewith.

For the avoidance of doubt, the Series A Preferred Stock and related warrants described in the Initial Series A SPA (initially entered into on August 13, 2025 and subsequently amended) and the Additional Series A SPAs dated November 17, 2025 are expected to be issued by New Merlin at Closing and, accordingly, do not constitute historical unregistered sales of Merlin’s securities prior to the Business Combination for purposes of this Item 701 disclosure of the target’s recent sales; summary information regarding such arrangements is provided elsewhere in this proxy statement/prospectus under “The Business Combination Proposal — Related Agreements”.

Use of Proceeds from Previously Registered Securities

Merlin has not conducted any public offering of its securities pursuant to an effective registration statement under the Securities Act during the three years prior to the date of this proxy statement/prospectus and, therefore, has no proceeds from such offerings to report.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Inflection Point regarding (i) the beneficial ownership of Inflection Point Ordinary Shares as of February 10, 2026 (pre-Business Combination) and (ii) the expected beneficial ownership following the consummation of the Business Combination (post-Business Combination) of New Merlin Common Stock (assuming a No Redemption Scenario and a Maximum Redemption Scenario as described below) by:

•        each of Inflection Point’s current executive officers and directors, and all executive officers and directors of Inflection Point as a group, in each case pre-Business Combination;

•        each person who will become a named executive officer or director of New Merlin, and all executive officers and directors of New Merlin as a group, in each case post-Business Combination;

•        each person who is known to be the beneficial owner of more than 5% of a class of Inflection Point Ordinary Shares pre-Business Combination; and

•        each person who is expected to be the beneficial owner of more than 5% of a class of New Merlin stock post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Inflection Point believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

The beneficial ownership of Inflection Point Ordinary Shares pre-Business Combination is based on 25,425,000 Inflection Point Class A Shares and 8,333,333 Founder Shares issued and outstanding as of February 10, 2026.

The expected beneficial ownership of New Merlin Common Stock post-Business Combination assumes two scenarios: (i) no Public Shares are redeemed and, (ii) the maximum number of 25,000,000 Public Shares are redeemed. Based on the foregoing assumptions, we have estimated that there would be 107,691,552 shares of New Merlin Common Stock issued and outstanding in the No Redemption Scenario and 82,691,552 shares of New Merlin Common Stock issued and outstanding in the Maximum Redemption Scenario. We have estimated that there will be

21,710,055 shares of Series A Preferred Stock outstanding, taking into account accrued interest through March 13, 2026. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

Name and Address of Beneficial Owner	Inflection Point Ordinary Shares		New Merlin Common Stock Post-Business Combination
			No Redemption Scenario				Maximum Redemptions Scenario
	Number of Shares	%	New Merlin Common Stock	%	12.0% Series A Cumulative Convertible Preferred Stock	%	New Merlin Common Stock	%	12.0% Series A Cumulative Convertible Preferred Stock	%
Directors and Executive Officers of Inflection Point(1)
Andrew Gundlach(2)(3)	8,758,333	25.9%	8,800,833	8.2%	—	—	8,800,833	10.6%	—	—
Michael Blitzer(3)(4)	—	—	3,293,192	3.0%	1,572,603	7.2%	3,293,192	3.8%	1,572,603	7.2%
Robert Folino	—	—	—	—	—	—	—	—	—	—
Kevin Shannon	—	—	—	—	—	—	—	—	—	—
Joseph Samuels	—	—	—	—	—	—	—	—	—	—
Antoine Theysset	—	—	—	—	—	—	—	—	—	—
Kathy Savitt	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (seven individuals)	8,758,333	25.9%	12,094,025	11.1%	1,572,603	7.2%	12,094,025	14.5%	1,572,603	7.2%
Five Percent Holders of Inflection Point
Bleichroeder Sponsor 1 LLC(1)(2)(3)	8,758,333	25.9%	8,800,833	8.2%	—	—	8,800,833	10.6%	—	—
First Trust Capital Management L.P.(5)	4,230,654	12.5%	4,230,654	3.3%	—	—	—	—	—	—
Merus Global Investments, LLC(6)	2,226,028	6.6%	2,226,028	1.7%	—	—	—	—	—	—
Directors and Executive Officers of New Merlin After Consummation of the Business Combination(7)
Matt George	—	—	16,609,293	15.4%	—	—	16,609,293	20.1%	—	—
Ryan Carrithers	—	—	—	—	—	—	—	—	—	—
Leslie Ravestein	—	—	—	—	—	—	—	—	—	—
Michael Blitzer	—	—	3,293,192	3.0%	1,572,603	7.2%	3,293,192	3.8%	1,572,603	7.2%
Kenneth Braithwaite	—	—	—	—	—	—	—	—	—	—
Kelyn Brannon	—	—	—	—	—	—	—	—	—	—
Michael Montelongo	—	—	—	—	—	—	—	—	—	—
Dr. Robert H. Smith	—	—	—	—	—	—	—	—	—	—
Carolyn Trabuco	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (nine individuals)	—	—	19,902,485	18.5%	1,572,603	7.2%	19,902,485	23.1%	1,572,603	7.2%
Five Percent Holders of New Merlin
Bling Capital(8)	—	—	7,379,657	6.8%	216,496	1.0%	7,379,657	8.3%	216,496	1.0%
First Round Capital(9)	—	—	12,449,578	11.5%	272,044	1.3%	12,449,578	14.3%	272,044	1.3%
Quiet Venture(10)	—	—	12,097,729	12.0%	464,250	2.1%	12,097,729	14.5%	464,250	2.1%
SnowPoint Ventures(11)	—	—	6,720,964	7.6%	794,987	3.7%	6,720,964	8.0%	794,987	3.7%
WTI(12)	—	—	4,855,052	6.5%	1,145,754	5.3%	4,855,052	5.7%	1,145,754	5.3%
Inflection Point Fund I, LP(3)(4)	—	—	3,293,192	3.0%	1,572,603	7.2%	3,293,192	3.8%	1,572,603	7.2%
Alyeska Master Fund, L.P.(13)	—	—	10,853,922	9.99%	9,803,922	45.2%	9,175,000	9.99%	9,803,922	45.2%
Floodgate Fund VI, L.P.(14)	—	—	5,398,225	5.0%	160,898	*	5,398,225	6.1%	160,898	*

____________

*        Less than 1%

(1)      The business address of each beneficial owner is c/o Inflection Point Acquisition Corp. IV, 1345 Avenue of the Americas, Fl 47, New York, NY 10105.

(2)      The Sponsor is the record holder of such shares. MC Advisory L.L.C-FZ, an entity formed in Dubai (of which Michel Combes, one of Inflection Point’s Co-Founders, is the manager), as well as Andrew Gundlach, Inflection Point’s Chairman, are the managing members of Bleichroeder Sponsor 1 LLC and hold voting and investment discretion with respect to the Inflection Point Ordinary Shares held of record by the Sponsor. Mr. Combes and Mr. Gundlach disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Mr. Combes and Mr. Gundlach, through their affiliates and controlled entities, own direct and indirect interests in the membership interests of the Sponsor, which includes an indirect interest in 1,505,833 Founder Shares each. Inflection Point’s Chief Financial Officer and independent directors will receive an indirect interest in an aggregate of 55,000 Founder Shares through membership interests in the Sponsor. Each such party’s membership interests in the Sponsor tracks Inflection Point’s underlying securities on a 1:1 basis. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)      Inflection Point Fund I LP has an indirect interest, through its non-managing membership interests in the Sponsor, an aggregate of 5,266,667 Founder Shares held by the Sponsor. Inflection Point is not granted any shareholder or other rights in addition to those afforded to Inflection Point’s other public shareholders, and only has membership interests in the Sponsor, with no right to control the Sponsor or vote or dispose of any securities held by the Sponsor. In addition, Inflection Point Fund I LP has no right to vote the Founder Shares, Private Placement Units or securities underlying the Private Placement Units that it holds indirectly through its holdings of membership units of the Sponsor.

(4)      Consists of (i) 1,572,603 shares of Series A Preferred Stock estimated to be issued to Inflection Point Fund in exchange for the Pre-Funded Convertible Note it holds (taking into account accrued and unpaid interest through March 13, 2026; such number of shares of Series A Preferred Stock will may increase prior to Closing due to additional accrued interest), (ii) 1,572,603 shares of New Merlin Common Stock initially issuable upon conversion of such shares of Series A Preferred Stock at the initial conversion price, and (iii) 1,720,589 shares of New Merlin Common Stock issuable upon exercise of the New Merlin Series A Warrant to be issued to Inflection Point Fund in exchange for the Pre-Funded Warrant held by it, at the initial exercise price.

(5)      Based solely on a Schedule 13G/A filed on August 14, 2025 by (i) First Trust Merger Arbitrage Fund (“VARBX”), (ii) First Trust Capital Management L.P. (“FTCM”), (iii) First Trust Capital Solutions L.P. (“FTCS”) and (iv) FTCS Sub GP LLC. The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, WI 53212.

(6)      Based solely on a Schedule 13G filed on October 14, 2025 by Merus Global Investments, LLC. The business address of the reporting person is 3 Park Ave, Suite 2900, New York, NY 10016.

(7)      The business address of each beneficial owner is c/o Merlin Labs, Inc., 129 South Street, Boston, MA 02111.

(8)      The business address of Bling Capital is 135 Palm Avenue; Miami Beach FL 33139.

(9)      The business address of First Round Capital is 2400 Market Street, Suite 237; Philadelphia PA 19103.

(10)    The business address of Quiet Venture is 113 Cherry Street PMB 27167; Seattle WA 98104.

(11)    The business address of SnowPoint Ventures is 700 S. Rosemary Ave, Suite 204; West Palm Beach, FL 33401.

(12)    The business address of WTI is 104 La Mesa Dr, Suite 102; Portola Valley, CA 94028.

(13)    In the No Redemption Scenario, consists of 10,853,922 of the (i) 9,803,922 shares of New Merlin Common Stock issuable upon conversion 9,803,922 shares of Series A Preferred Stock to be issued to Alyeska and (ii) 9,803,922 shares of New Merlin Common Stock issuable upon exercise of the New Merlin Series A Warrant to be issued to Alyeska, at the initial exercise price, convertible or exercisable (as applicable) within 60 days. In the Maximum Redemption Scenario, consists of 9,175,000 of the (i) 9,803,922 shares of New Merlin Common Stock issuable upon conversion 9,803,922 shares of Series A Preferred Stock to be issued to Alyeska and (ii) 9,803,922 shares of New Merlin Common Stock issuable upon exercise of the New Merlin Series A Warrant to be issued to Alyeska, at the initial exercise price, convertible or exercisable (as applicable) within 60 days. Alyeska has informed Inflection Point that it has opted for 9.99% beneficial ownership blockers, pursuant to which it may not convert Series A Preferred Stock or exercise the New Merlin Series A Warrant to the extent that after giving effect to such conversion or exercise, Alyeska (together with its affiliates, and any persons acting as a group together with it or any of its affiliates) would beneficially own in excess of 9.99% of the outstanding New Merlin Common Stock calculated in accordance with the rules of the SEC. Alyeska Investment Group, L.P., the investment manager of Alyeska, has voting and investment control of the shares held by Alyeska. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(14)    The business address of Floodgate Fund is c/o Floodgate Partners VI, L.L.C., 506 Santa Cruz Ave, Suite 200, Menlo Park, CA 94025.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Inflection Point Related Person Transactions

Founder Shares

In June 2024, Bleichroeder Sponsor 1 LLC, the Sponsor, paid $25,000, or approximately $0.004 per share, to cover certain of Inflection Point’s offering costs for the issuance of 7,187,500 Founder Shares. Subsequently, on October 2, 2024, Inflection Point capitalized $239.58 standing to the credit of Inflection Point’s share premium account and issued an additional 2,395,833 Founder Shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. As a result of the underwriters’ election not to exercise their over-allotment option, 1,250,000 Founder Shares were forfeited resulting in the Sponsor holding 8,333,333 Founder Shares.

Pursuant to the Letter Agreement, the Sponsor and Inflection Point’s officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any Inflection Point Class A Shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the initial business combination, or (ii) the date on which Inflection Point completes a liquidation, merger, share exchange or other similar transaction after the initial business combination that results in all of Inflection Point’s shareholders having the right to exchange their Inflection Point Class A Shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the lock-up). Notwithstanding the foregoing, if (1) the closing price of Inflection Point Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (2) if Inflection Point consummates a transaction after the initial business combination which results in Inflection Point’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up. However, in connection with the Business Combination, this provision of the Letter Agreement will be superseded by the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree not to, without the prior consent of the New Merlin Board, transfer the shares of New Merlin Common Stock received upon conversion of the Founder Shares prior to the date that is six months after the Closing Date.

Private Placement Units

The Sponsor purchased an aggregate of 425,000 Private Placement Units, simultaneously with the initial closing of the IPO, at a price of $10.00 per Private Placement Unit, or $4,250,000 in the aggregate. The Private Placement Units are identical to the units sold in Inflection Point’s IPO except that, so long as they are held by our Sponsor or its permitted transferees, the Private Placement Units (including their component securities) (i) may not (including the Class A ordinary shares issuable upon conversion of the underlying rights), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination and (ii) will be entitled to registration rights. Pursuant to the Sponsor Lock-Up Agreement to be entered in connection with the Closing, the Sponsor and its permitted assigns will agree not to, without the prior consent of the New Merlin Board, transfer the shares of New Merlin Common Stock received upon conversion of the Private Placement Units prior to the date that is 90 days after the Closing Date.

Pre-Funded NPAs

Pursuant to the Pre-Funded NPAs, Inflection Point Fund agreed to purchase a Pre-Funded Convertible Note and a Pre-Funded Warrant to purchase 1,720,589 shares of New Merlin Common Stock.

Inflection Point’s Policy for Approval of Related Party Transactions

The audit committee of the Inflection Point Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which Inflection Point was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) Inflection Point’s directors, officers or any person who has served in such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role; (ii) any record or beneficial owner of more than 5% of any class of Inflection Point’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Inflection Point’s code of ethics or other policies, (iv) whether the audit committee believes the relationships underlying the transaction to be in the best interests of the company and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the Inflection Point Board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, Inflection Point may consummate related party transactions only if the audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Merlin Related Person Transactions

Amended and Restated Investors’ Rights Agreement

On March 10, 2022, Merlin entered into an Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”) with certain significant stockholders (including First Round Capital, Bling Capital, Quiet Ventures, SnowPoint Ventures and others) and with Matt George. The Investor Rights Agreement provides, among other things, demand and piggyback registration rights, information and inspection rights, a right of first offer on future issuances, transfer restrictions and market stand-off provisions, and certain company covenants and protective provisions requiring approval of at least two preferred directors; it also provides that Merlin is the indemnitor of first resort for investor directors’ indemnification expenses. Under the agreement, Merlin will bear certain registration expenses, and these rights may facilitate resales of shares by the participating holders and could constrain certain corporate actions absent the required investor director approvals, which may affect the timing and manner of Merlin’s future financings and corporate transactions. The agreement terminates certain covenants upon specified events, including an initial public offering.

Amended and Restated Voting Agreement

On March 10, 2022, Merlin entered into an Amended and Restated Voting Agreement (the “Voting Agreement”) with certain investors and key holders, including Matt George. The Voting Agreement provides these related parties, along with certain institutional investors such as First Round Capital and SnowPoint Ventures, with rights to designate members of Merlin’s board of directors, as well as certain rights regarding the voting and transfer of shares, and participation in company sale transactions. The terms of the Voting Agreement may affect the ability of other shareholders to influence the election of directors and the outcome of certain corporate actions, potentially resulting in the concentration of voting power among these related parties and investors.

Quiet Venture Management Rights Agreement

On May 13, 2022, Merlin entered into a Management Rights Agreement with certain funds affiliate with Quiet Venture under which they are entitled to consult with management, inspect books and records, and receive certain information, subject to confidentiality obligations under the Investors’ Rights Agreement.

First Round Capital Management Rights Agreement

On October 24, 2018, Merlin entered into a Management Rights Agreement with First Round Capital, a significant investor in the Company. Pursuant to this agreement, First Round Capital was granted certain contractual rights, including consultation and advisory rights with management, inspection rights, board observer rights, and access to specified financial and operational information of Merlin.

Post-Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

Registration Rights Agreement

At the Closing, New Merlin, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto will enter into the Registration Rights Agreement, pursuant to which, among other things, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Merlin that they will hold following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with the Restricted Holders, pursuant to which each Restricted Holder agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, Merlin Stockholders and Merlin entered into the Stockholder Voting and Support Agreement, pursuant to which Merlin Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Merlin; (d) against any change in the business or board of directors of Merlin (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Merlin under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such member contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Merlin and (f) to convert all outstanding shares of preferred stock of Merlin into Merlin Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Merlin.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Merlin will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree, (x) with respect to the Sponsor Lock-Up Founder Shares, prior to the date that is six months after the Closing Date, or (y) with respect to the Sponsor Lock-Up Unit Shares, prior to the date that is 90 days after the Closing Date, not to, without the prior written consent of the New Merlin Board, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Merlin Lock-Up Agreement

At the Closing, New Merlin, the Lock-Up Holders will enter into the Merlin Lock-Up Agreement, pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Merlin Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Merlin Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Signing Pre-Funded PIPE Agreements

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into the Signing Pre-Funded PIPE Agreements with Pre-Funded Investors. Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement. On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into a Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA. The Convertible Note Consideration shall be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPAs), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPA).

Series A SPA

In connection with the transactions contemplated by the Business Combination Agreement, on August 13, 2025, Inflection Point, Merlin and the Closing PIPE Investor entered into the Series A SPA. Pursuant to the Series A SPA, the Closing PIPE Investor has agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and a New Merlin Series A Warrant, for an aggregate purchase price of $50,000,000. Each share of Merlin Series A Preferred Stock will have the Stated Value. On November 17, 2025, Inflection Point, Merlin and the Closing PIPE Investor entered into Amendment No. 1 to the Initial Series A SPA, pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible.

The Series A SPA includes customary representations and warranties from Merlin, Inflection Point and the Closing PIPE Investor and is subject to customary closing conditions. The Series A SPA also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Merlin Common Stock issuable upon conversion of the Series A Preferred Stock and New Merlin Common Stock underlying any New Merlin Series A Warrants will be “Registrable Securities” under the Registration Rights Agreement.

Additional Series A SPA

On November 17, 2025, Inflection Point and Merlin also entered into Additional Series A SPAs with the Additional Closing PIPE Investors, pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock and Upsized New Merlin Series A Preferred Warrants to purchase a number of shares of New Merlin Common Stock equal to 75% of the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible for $20 million.

The Additional Series A SPAs includes customary representations and warranties from Merlin, Inflection Point and the Additional Closing PIPE Investors and is subject to customary closing conditions. The Additional Series A SPAs also include customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Merlin Common Stock issuable upon conversion of the Series A Preferred Stock and New Merlin Common Stock underlying any New Merlin Series A Warrants will be “Registrable Securities” under the Registration Rights Agreement.

Statement of Policy Regarding Transactions with Related Persons

The Company will adopt a formal written policy that will be effective upon the Closing providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled “Management of the Company Following the Business Combination — Related Person Policy of the Company”.

Indemnification of Directors and Officers

The Proposed Bylaws will provide that the Company will be required to indemnify our directors and officers to the fullest extent permitted by DGCL. In addition, the Proposed Charter will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of Inflection Point’s or Merlin’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

INFORMATION ABOUT MERLIN LABS

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to Merlin and its subsidiaries prior to the consummation of the Business Combination.

Overview

Our vision is to be at the forefront of advancing autonomous flight technology and positioning ourselves as the leading U.S.-based developer of autonomy solutions for fixed-wing aircraft. Our non-human pilot system, Merlin Pilot, integrates cutting-edge hardware and software to deliver a comprehensive autonomous flight solution that spans the entire flight process — from takeoff to touchdown. We believe that Merlin Pilot will be able to significantly reduce operational costs, potentially saving customers millions of dollars per aircraft annually, by enabling reduced crew or uncrewed flights.

We believe that Merlin Pilot not only addresses the global pilot shortage but also enhances flight safety, offering a compelling economic model with diverse revenue streams, including hardware integration and recurring, high-margin software support. Our extensive portfolio of proprietary intellectual property combines artificial intelligence with traditional high-assurance flight controls, positioning us to capitalize on the growing trends of autonomous systems and next-generation aviation.

Our team comprises nearly 100 engineers with deep expertise in autonomy and certified software for both military and civilian applications. We are a prime contractor with over $100 million in total contract value and we have identified a $3 billion pipeline of opportunities, supporting robust growth in both military and civilian markets.

Our mature certification program includes an issued certification basis and a certification-conformed system with approved military airworthiness plans, underscoring our commitment to delivering reliable and safe autonomous flight solutions.

Merlin Pilot

Merlin Pilot is an advanced automation system designed to enable full autonomous flight from takeoff to touchdown. It utilizes a comprehensive array of sensor technologies to assess the aircraft’s state and its surrounding environment, allowing it to navigate effectively and recommend trajectory adjustments as necessary. Merlin Pilot’s communication capabilities are enhanced by natural language processing algorithms, facilitating communication with air traffic control. By operating with reduced crew or autonomously, we believe Merlin Pilot can significantly enhance flight efficiency, enabling more flights per day or optimized routes, thereby reducing operational costs. This translates to potential savings of millions of dollars per aircraft annually, offering substantial financial benefits to large fleet operators.

Merlin Pilot integrates a deterministic, rule-based core control layer that verifies and executes commands only within defined safety limits, with AI providing higher-level interpretation and decision support. Merlin Pilot’s deterministic core is a rule-based control system that incorporates critical fail-safes to prevent unsafe maneuvers or system failures, ensuring consistent and explainable behavior for safe, predictable autonomous flight. Above this core lies the automation layer, which governs flight autonomy, including takeoff, navigation, and landing, and mission autonomy, encompassing communications and operations. All automation functions are routed through the deterministic core, ensuring safety and compliance throughout the flight process. For example, Merlin Pilot uses AI to interpret air traffic control voice communications through natural language processing. The AI converts spoken instructions into structured commands that are passed to a bounded, safety-critical flight control system. That core control layer verifies all commands remain within defined safety limits before execution, enabling advanced automation while maintaining predictable and rigorous safety protections.

We currently conduct autonomous test flights under a regulator-approved experimental flight certificate for research & development purposes in defined airspace in the U.S. and New Zealand. All test flights to date operated with a safety pilot on board.

We define autonomous flight as Merlin Pilot’s use of perception sensors to understand an aircraft’s situation and environment and automatically change the behavior of the aircraft in response, such that it can still accomplish mission objectives. Safety pilots on board act in a supervisory role, monitoring the Merlin Pilot while it autonomously controls the aircraft, with the capability to intervene at any point.

The commercialization of new aircraft and the operation of autonomous flight services utilizing Merlin Pilot will require additional regulatory authorizations and certifications. in the U.S., including Type Certification, Production Certification and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications. Similar civil authorizations and certifications will be required outside of the U.S. Merlin is engaging with the FAA, New Zealand’s Civil Aviation Authority, and Military Airworthiness authorities on certification pathways.

Aircraft Platforms

Our go-to-market strategy is designed around mastering traditional aircraft markets and building a solid foundation of revenue and expertise. Our near-term focus is the military sector, with a goal to transition into the civilian space over the next fifteen years. We are currently focused on the following aircraft platforms:

•        C-130J:    The C-130J is one of the most widely used military transport aircraft globally. We have been chosen as the sole prime contractor for a $105 million Indefinite Delivery, Indefinite Quantity (“IDIQ”) production contract to integrate flight autonomy capabilities into the C-130J for the United States Special Operations Command (“USSOCOM”). This contract covers the initial adaptation of the platform and can be extended to both low-rate and full-rate production for all Air Force Special Operations Command (“AFSOC”) fixed-wing aircraft.

•        Tactical Autonomy:    We are developing tactical autonomy applications in four main areas. First, we are focusing on mobility and refueling systems to improve staffing and surge capabilities, while supporting diverse future fleets. Second, we work on automating older aircraft quickly to provide highly effective, optionally-crewed tactical systems, demonstrating the flexibility of our Merlin Pilot system in tough conditions, through fully automated surveillance and strike capabilities. Third, we create unique flight autonomy behaviors that work independently of specific aircraft designs, aiming to contribute to advanced collaborative aircraft projects. Lastly, we focus on expendable systems, offering adaptable software solutions that work across different platforms. Tactical autonomy is a key growth area for us as we continue to enhance our technology and applications.

USSOCOM Contract

The U.S. government frequently uses IDIQ contracts to obtain contractual commitments to provide products or services over a period of time pursuant to established general terms and conditions. At the time of the award of an IDIQ contract, the U.S. Government generally commits to purchase only a minimal amount of products or services from the contractor to whom such contract is awarded. After award of an IDIQ contract, the U.S. Government may issue task orders for specific services or products it needs utilizing a variety of contract types, including cost, cost-plus-fixed-fee, firm fixed-price, and cost-sharing. IDIQ contracts typically have multi-year terms and unfunded ceiling amounts which enable, but do not commit, the U.S. government to purchase substantial amounts of products and services.

We are the sole prime contractor on an IDIQ contract to support testing, production, integration, demonstration, and sustainment for USSOCOM’s Automated Crew and Workload program to integrate autonomous capabilities into the C-130J (the “USSOCOM Contract”). The scope of work under the USSOCOM Contract structures performance into seven stages:

•        Stage 1 — Preliminary Design Review:    Preliminary integration design, test plans (autonomy and survey flights), airworthiness planning, autonomy architecture (including human override, trustworthiness, safety, counter-AI, cyber survivability, and supply chain risk management), and initial risk mitigations.

•        Stage 2 — Critical Design Review:    Finalize integration design and airworthiness plan for system-in-control flight.

•        Stage 3 — Ground Test:    Demonstrate physical authority over flight controls, run simulations, perform engine runs, prepare reports with test points and video and demonstrate emergency disconnect procedures.

•        Stage 4 — Flight Test:    First shadowing a pilot, then system-in-control during enroute flight with a standard crew on board.

•        Stage 5 — Takeoff & Landing:    Demonstrate takeoff and landing with Merlin Pilot in control; initial role delineation between Merlin Pilot and human pilot.

•        Stage 6 — High-Value Mission Autonomy:    Demonstrate advanced autonomy features relevant to contested airspace and emerging strategic needs.

•        Stage 7 — Additional Platforms:    Potential integrations across additional fixed-wing aircraft as warranted by performance and funding.

Technical requirements, deliverables, and acceptance criteria are defined at the task order level. The ordering period on the USSOCOM Contract is five years, ending in 2029 unless amended or terminated, with a current maximum order ceiling of $105 million. As of the date of this proxy statement/prospectus, we have received two task orders related to the completion of Stages 1 and 2, reflecting a variety of cost, cost-plus-fixed-fee, and cost-share contract types. Task Order 1 funded a minimal amount for initial travel. The total value of Task Order 2 is currently $22,303,189, with Merlin assuming a cost share responsibility of $6,347,411, resulting in a current total government obligation of $15,955,778. Stages 3-7 are not currently funded. Should we continue to effectively progress through Stage 2, management believes there is potential for additional task orders; however, future funding and task orders are at the government’s sole discretion. There is no material obligation for the government to purchase our services under the USSOCOM Contract.

The USSOCOM Contract includes a standard termination for convenience clause that allows the government to terminate the USSOCOM Contract for any reason, as well as standard provisions for termination upon default. Upon a termination for convenience, we are entitled to recover allowable costs and fees where applicable. Intellectual property rights under the USSOCOM Contract are governed by applicable Small Business Innovation Research data rights provisions; the government receives specified license rights, which may include government purpose or unlimited rights in certain circumstances.

Strategic Partnerships

We believe that our strategic relationships provide us with another point of competitive differentiation. Across each of the important activities of testing, validating, and refining our autonomous flight systems, we have established strong collaborations and relationships with Northrop Grumman and GE Aerospace to help to de-risk our commercial strategy.

•        We have a Memorandum of Agreement (the “NGSC MOU”) with Northrop Grumman Systems Corporation (“NGSC”) that establishes a framework for providing Merlin’s mission autonomy software in support of NGSC’s Beacon project, an open-access autonomous testbed ecosystem designed to rapidly develop, test, and deploy new autonomous mission capabilities for military aircraft. Pursuant to the agreement, NGSC will provide Merlin with a Mission Autonomy Software Development Kit (“SDK”) and other proprietary information to guide the integration of software into their virtual test environment, and Merlin will deliver combat air patrol mission autonomy software, documentation, interface descriptions, dependencies, and proof of intended function and integrate the software into the Mission Autonomy SDK. Each party will retain ownership of pre-existing intellectual property and any intellectual property it solely develops. The NGSC MOU has a term of 24 months and, unless extended by amendment, or earlier terminated by either party, will terminate in July 2027.

•        We have a Teaming Agreement (the “Teaming Agreement”) with GE Aerospace (“GEAS”) that creates an exclusive collaboration to pursue, develop, and manufacture demonstrator, prototype and production systems comprised of Merlin software applications and products combined with GEAS software applications and products for the KC-135 center console refresh program (as well as for future programs identified by either party, unless the other party declines to participate), with a program-by-program designation of a prime party to lead proposals. Each party will retain ownership of preexisting intellectual property and any intellectual property it solely develops. Joint ownership of intellectual property is allocated depending on whether the joint intellectual property is developed or derived from either party’s background intellectual property. The Teaming Agreement has a term of 36 months and, unless extended by amendment, or earlier terminated by either party, will terminate in 2028.

The Emerging Autonomous Flight Market

We believe we are well positioned in the middle of two major growing trends: autonomous systems and next generation aviation. We are focused on fixed-wing autonomy, a sector with immediate use cases, limited infrastructure constraints, and ease of adaptability onto dissimilar aircraft types.

Rising Geopolitical Tensions

Increasing geopolitical challenges are prompting militaries to invest in autonomous aviation to enhance operational reach and resilience. Autonomous systems enable aircraft to cover vast, remote areas and operate safely in contested environments, facilitating rapid and precise mission execution while minimizing personnel risk. As defense priorities evolve to address complex threats, autonomy is becoming essential for maintaining strategic advantage.

Global Air Power Projection Needs

Efficient and resilient refueling operations are crucial for extending fighter reach and mission endurance. Autonomous systems offer the potential to optimize the operational utilization of tankers and other aircraft, providing flexible and persistent support in contested environments where traditional crewed logistics face heightened risks. By integrating autonomy into critical support roles, militaries can sustain air operations and enhance supply chain resilience across distant and hostile regions.

Global Pilot Shortage

The global pilot shortage is affecting both commercial and military aviation, making it increasingly challenging to meet demands for military, cargo, and passenger pilots. Autonomous systems present practical solutions by enabling reduced crew or uncrewed operations across transport, refueling, and surveillance aircraft, thereby freeing up limited pilot resources for higher-priority missions. These technologies allow both commercial and military markets to scale missions, optimize fleet utilization, and maintain reliability without being constrained by crew availability.

Budgetary Constraints and Technological Innovation

Despite increased defense budgets, the U.S. Department of Defense (“DoD”) faces pressure to achieve more with less, driving demand for innovative technologies that deliver enhanced capabilities at lower or comparable costs. The DoD places emphasis on delivering asymmetric advantages, extending the life of existing programs and reducing long-term sustainment costs. Consequently, there is a growing focus on adaptable, cost-effective technologies that enhance capability and readiness without necessitating large, expensive developments or fleet replacements. Disruptive technologies offer a clear path to modernization within existing budget constraints, ensuring a competitive edge.

Our Business Strategy

We are pursuing several key growth strategies to capitalize on our position in the autonomous flight sector:

Leveraging First-Mover Advantage

We aim to capitalize on our first-mover advantage as a catalyst for growth as we seek to develop a unique technology in a disruptive sector. We believe this early lead will provide us with a compelling opportunity to capture market share as the competitive landscape evolves. In the aerospace sector, where regulatory and certification standards are crucial, we believe our role as an early, disruptive player gives us a significant edge.

Expanding Military Programs

We believe a major growth opportunity lies in broadening our reach across various military platforms. Building on our initial success with the C-130J, our adaptable and cost-effective architecture allows for rapid deployment across diverse aircraft. We believe this scalability within the defense ecosystem opens doors to a wide array of program opportunities, enabling us to deepen our presence within the DoD and support long-term revenue visibility.

Pursuing Commercial Applications

Our goal is to extend the commercialization of Merlin Pilot beyond the defense market. We believe the commercial aviation sector offers significant potential for future growth, with numerous opportunities across various markets. We plan to enter the civilian market through the global freight network in partnership with lessors and operators, leveraging our government and military successes to develop the industry relationships necessary for the next phase of growth.

Phased Implementation Strategy

Our strategy is structured around a phased implementation approach to ensure efficient deployment and scalability:

•        Phase 1 — Adapt:    During this phase, our engineers tailor the core Merlin Pilot system to specific platforms and mission profiles. This phase involves non-recurring engineering funding for each aircraft type with a scalable engineering process over time.

•        Phase 2 — Integrate:    During this phase, the Merlin Pilot system will be integrated onto customer platforms through our integration partners, including Sierra Nevada and Lockheed Martin. This phase involves a one-time integration charge, allowing us to leverage subcontractors to scale effectively.

•        Phase 3 — License:    During this phase, we will offer “Autonomy as a Service” to our installed base of aircraft at a pre-negotiated annual rate, which includes software updates and ongoing support for the Merlin software.

We believe our structured, multi-phase business model — anchored by contracts and recurring revenue components — provides high visibility into future cash flows, supported by a robust and well-defined pipeline.

Assured Autonomy by Design

Assured autonomy is a key aspect of our technology, combining advanced technology with certification-focused processes. Our system architecture integrates runtime assurance, formal methods, and safety monitors to support AI-driven flight operations in order to meet certification standards. Our system features an independent deterministic, rule-based core control layer that verifies and executes commands only within defined safety limits, with AI providing higher-level interpretation and decision support, ensuring predictable and explainable behavior even in edge cases. The automation layer sits above this deterministic core to maintain safety and compliance. This approach is designed to meet the needs of military buyers and regulators, offering an alternative to systems that rely entirely on AI.

Modular Autonomy Stack

Our technology stack is designed to be modular and adaptable to various types of aircraft. Its flexible architecture allows it to be quickly adjusted for use in different commercial and military aircraft with minimal hardware modifications. This adaptability supports scalability and deployment without requiring extensive redesigns or customizations for specific missions. Our technology can be integrated into existing aircraft systems with relatively low cost and risk, aiming to minimize operational disruptions and facilitate wider adoption.

Human-Machine Teaming

Our technology is built to integrate seamlessly with human supervisory control, enabling progressive deployment of autonomy across different aircraft platforms with operator confidence.

Data-Driven Learning within a Certified Framework

We capture flight data to enable continuous performance monitoring and analysis, iteratively improving performance while maintaining certification rigor.

Certification-First Mindset

Our technology development aligns directly with FAA and EASA certification pathways, de-risking customer adoption.

Proven Flight Programs

Merlin Pilot has experience executing complex, multi-stakeholder programs with military and commercial partners, successfully bridging experimental systems to operational use.

Strategic Regulatory Partnerships

As a first mover, we seek to actively shape the regulatory landscape for autonomous flight in order to create long-term competitive advantages.

Dual-Use Market Focus

Designed to meet stringent military and commercial aviation safety requirements, we believe our technology has diverse applications across sectors.

Proactive Risk Management

We are proactively addressing the inherent risks associated with introducing autonomous flight systems through a phased deployment approach, human-centric design, advanced learning techniques, strategic partnerships, and cross-platform collaborative capabilities. Our step-by-step approach aims to eventually achieve fully autonomous solutions across various platforms. Our go-to-market strategy involves rigorous testing and certification with regulators like the FAA and New Zealand’s CAA, resulting in a mature certification program with approved military airworthiness plans. Initially, we focus on reducing pilot crews from “2 to 1” before progressing to fully uncrewed aircraft.

Human-Centric Design and Advanced Learning

The Merlin Pilot system complements human pilots with software that uses advanced learning techniques for weather navigation. We employ imitation learning to teach our systems how experienced pilots navigate complex weather conditions, enabling real-time, human-like decision-making. The Merlin Pilot system can operate without ground communications and GPS navigation, which is advantageous in combat situations where signals may be jammed.

Strategic Partnerships for Integration

We outsource the integration of our software to strategic partners like Sierra Nevada and Lockheed Martin, allowing us to focus on the higher-margin adaptation and licensing phases of software development.

Our Competition

Competition in our addressable market includes Anduril, AeroVironment, Reliable Robotics, Xwing, Skyryse, Shield AI as well as traditional primes like Lockheed Martin, Northrop Grumman, General Dynamics, etc.

Our Operations

Research & Development:    Research and development activities are integral to our business and we follow a disciplined approach to investing our resources to create new technologies and solutions. A fundamental part of this approach is a well-defined screening process that helps us identify commercial opportunities that support current desired technological capabilities in the autonomous flight space. Our research includes the expansion of Merlin Pilot’s capabilities across a range of missions and aircraft.

Our Employees

Merlin has over 125 employees consisting primarily of engineering and flight test expertise (pilots, aircraft maintenance and flight test engineers), quality and technology professionals, program management and business development resources, as well as general and administrative functions including finance, human resources, and supply chain.

Our Facilities

Merlin is headquartered in Boston, Massachusetts with a leased office space comprised of over 8,100 square feet of office and engineering lab space. Merlin also leases an office space located at 1200 17th Street, Office No. 26-155, in Denver, Colorado.

Merlin also leases a hangar and office spaces at the Quonset State Airport in North Kingston, Rhode Island where frequent test flights are held. There is also a dedicated test environment to support further development and certification in Merlin’s facility in the Bay of Islands, KeriKeri, New Zealand. Merlin intends to design, develop and operate a leased hanger and office space at the Laurence G. Hanscom Field Airport in Bedford, Massachusetts.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual-property rights (e.g., patents, trademarks, copyrights, and trade secrets including know-how and expertise) and contracts (e.g., license agreements, confidentiality and non-disclosure agreements with third parties, and employee and contractor disclosure and invention assignment agreements).

We own or have exclusive rights to patents, trademarks, copyrights, trade secrets, and/or other intellectual property rights in the United States and abroad that support us and the respective brands, products and services we deliver. We have 21 issued patents worldwide (of which 14 are U.S. patents). Without accounting for any potential patent term adjustments (including terminal disclaimers) or extensions or other forms of exclusivity with respect to our issued patents, they will expire between October 2041 and January 2044.

Of the above referenced patents, approximately 8 of the issued U.S. patents are related to natural language processing of air traffic control communications. We also have 1 U.S. trademark registration and 6 pending U.S. trademark applications. We regularly file for patent and trademark protection, and we may also acquire intellectual property by way of corporate acquisition.

We believe that our differentiated and balanced portfolio of intellectual property rights in the autonomous flight space and our brand reputation provide us with a competitive advantage.

In the future, we intend to continue to seek intellectual property protection for our new products, technologies and designs, and exercise our rights to exclusively use these valuable assets.

Government Regulation

We are subject to various local, state, federal and international laws and regulations relating to the development, manufacturing, sale and distribution of our products, systems and services, and it is our policy to comply with the applicable laws in each jurisdiction in which we conduct business. Regulations include but are not limited to those related to import and export controls, corruption, bribery, environment, government procurement, wireless communications, competition, product safety, workplace health and safety, employment, labor and data privacy.

The commercialization of new aircraft and the operation of an aerial mobility service require certain regulatory authorizations and certifications, including Type Certification, Production Certification and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications.

Furthermore, our non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

Government Contracting Process

We sell the significant majority of system products and services as the prime contractor under contracts with the U.S. government. Certain important aspects of our government contracts are described below.

Proposal Process

Most of our current government contracts were awarded through a competitive proposal process. The U.S. government awards competitive contracts based on solicitations that describe the procuring agency’s needs and establish proposal evaluation and source selection criteria. Each interested supplier prepares a proposal in response to the agency’s solicitation. Proposals usually must be prepared in a short time period in response to a deadline identified in the solicitation, and the proposal effort requires extensive involvement of numerous technical and administrative personnel. Following award announcements, unsuccessful offerors may challenge the agency’s award decision in a proceeding known as a “bid protest.”

Funding

The funding of U.S. government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

The U.S. military funds its contracts for autonomous flight systems either through operational need statements or as programs of record. Operational need statements require allocations of discretionary spending or reallocations of funding from other government programs. We define a program of record as a program that, after undergoing extensive DoD review and product testing, is included in the five-year government budget cycle, meaning that funding is allocated for purchases under these contracts during the five-year cycle, absent affirmative action by the customer or Congress to change the budgeted amount. Despite being included in the five-year budget cycle, funding for these programs is subject to annual approval.

Material Government Contract Clauses

All contracts with the U.S. government contain clauses, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts. Examples of said rights bestowed to the government may include:

•        terminate existing contracts for convenience, in whole or in part, when it is in the interest of the government to do so;

•        terminate contracts for default upon the occurrence of certain enumerated events;

•        unilaterally modify contracts with regard to certain performance requirements;

•        terminate contracts (including multi-year contracts) and related orders if funds for contract performance become unavailable;

•        obtain rights in, or potentially ownership of, intellectual property developed or delivered by a contractor as a result of its performance of the contract;

•        adjust contract costs and fees on the basis of audits completed by its agencies;

•        suspend or debar a contractor from doing business with the U.S. government; and

•        control or prohibit the export of certain items.

Generally, government contracts are subject to oversight audits by government representatives. Compensation, if any, in the event of a termination for default is limited to payment for work completed at the time of termination. In the event of a termination for convenience, the contractor may receive the contract price for completed work, as well as its costs of performance of terminated work including an allowance for profit and reasonable termination settlement costs.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

A Letter to Shareholders from Matt George, Founder and CEO of Merlin Labs

Fellow Shareholders:

Aviation has built our modern world while creating and enabling trillions in total economic value. For the past 100 years, aviation also has been built around pilots.

Its next 100 years will be built around autonomy.

We believe Merlin is winning the race to build that autonomous future, alongside customers and partners who are among the largest companies and institutions in the world.

We’re operating from a first-principles viewpoint: that is, if you founded a generational aerospace and defense company from scratch today — rather than inheriting a legacy business — you would not start just with metal and rivets. You would start with a brain: an intelligent system we call Merlin Pilot, which could fly any aircraft, anywhere, for any mission — and which would get smarter, faster and more capable with each flight.

That’s the business we’re building right now: an aerospace and defense technology company, working at the intersection of aviation and artificial intelligence. Our first-principles approach gives us a tremendous ability to innovate, move quickly and redefine what’s possible across aviation, aerospace and defense. Our goal is to develop full-stack autonomy for any and every aircraft — and to enable future aircraft to be designed and built around both AI and autonomous capabilities.

With our customers and partners, Merlin is realizing this vision methodically — achieving, to date, over $100 million in total contract value, primarily from being selected to bring autonomy to the C-130-J, the U.S. military’s prime tactical transport aircraft.1            .

Beyond the C-130J program, Merlin also has integrated its autonomy technology into a wide array of aircraft, ranging in size from thousands of pounds to tens of thousands of pounds.

We also believe we will deliver the first civil certification of takeoff-to-touchdown autonomous flight incorporating machine-learning-enabled capabilities — establishing a path to a true standard for certified autonomy in commercial aviation.

We believe that whoever builds the operating system of record for the sky will become the next generational aerospace & defense company. We also believe that based on our progress to date, we have a commanding lead in this space, both from technical and from certification/commercialization perspectives.

Why This Matters

American aerospace was one of the primary engines of this nation’s economic scale and global power. From the Berlin Airlift, to the SR-71, to the cargo networks that connected a continent — US leadership in this sector was built deliberately, through sustained investment and a willingness to define new categories rather than just optimizing old ones.

However, the leadership and innovation mindset that made American aerospace great can be lost. The companies that built American aerospace became among the most influential of our time. But more recently, many have stagnated — leaving innovation behind and acting mostly as integrators, optimizers and managers of sustainment contracts. Their business models are built around sheet metal, not software, data and information that also works seamlessly with hardware and manufacturing. In fairness, the incentives that drive them today favor extending legacy programs over inventing new categories.

Meanwhile, peer nations are investing aggressively in autonomous aviation2. They understand what Merlin understands: whoever masters the autonomous sky will define the next century of flight — military and civilian. Those nations are not waiting, and so neither are we.

____________

1        United States Air Force

2        U.S. Department of Defense, “Military and Security Developments Involving the People’s Republic of China 2024” (December 2024)

Rethinking What Flight Can Be

Aviation up to now was defined by the humans who fly aircraft — and so aviation design, engineering and operations reflected a human focus, including cockpits, controls, routes, and duty rosters.

Merlin was founded on the insight that, when you challenge that core human-centricity and all its related assumptions — when aircraft can fly themselves — the nature and possibilities of aviation change. We believe those shifts create a massive economic and industrial opportunity:

•        Aircraft/airframe design changes.    Cockpits exist to keep humans alive and in control at altitude. Remove that requirement, and aircraft can be optimized purely for a given mission — cargo capacity, range, efficiency, cost. Airframes become simpler. New form factors become possible. Aircraft that were never economical to build in the past become viable.

•        The economics of flight change.    Cargo networks today are constrained by crew availability, duty-time regulations, and the cost of stationing pilots where aircraft need to be. Autonomous aircraft can fly when the mission demands. They can reposition without labor cost. They can operate from locations where basing human crews would be impractical.

•        The missions we can fly change.    Aerial firefighting, contested military logistics, medical evacuation, disaster response, remote cargo delivery — these are constrained today by pilot availability and the limits of what we can ask humans to risk. Autonomous systems can fly where and when human crews cannot.

•        The role of humans changes.    Autonomy shifts expertise from hand-flying aircraft to supervising fleets, planning missions, and handling exceptions. Instead of two pilots per aircraft, one operator can oversee many.

•        Data as well as related network effects will become an absolutely critical asset.    Every autonomous flight generates information — sensor data, weather encounters, system performance, route optimization. An intelligent system that flies thousands of aircraft learns from all of them.

Each time it flies a new aircraft, encounters a new environment, or accomplishes a new mission, Merlin Pilot gets smarter. This is how software platforms work. We are bringing that model to aerospace.

What We Are Building

We are building Merlin Pilot using a methodical “crawl-walk- run” approach that focuses on creating incremental wins, in order to change the entire future of how humans use the sky. We are working with our customers and partners to identify all the ways that assured autonomy can solve real problems, in the real world, and meaningfully improve mission execution and outcomes. By doing this methodically, we are building deep experience moats and network effects across our customer base, leading to defensible long term value.

We are deliberately designing Merlin Pilot to enable swift and cost-effective integration onto multiple platforms, without compromising safety. We choose to advance our technology and add to its capabilities in ways that are scalable and adaptable, while maintaining and protecting its certifiable core.

We hope our investors will appreciate and understand this approach to innovating and building for the long term. Equity markets often focus on the short term — vs. rewarding step-by-step progress towards long-term value. This hope is why I have written this letter.

I want investors to have 100% transparency into the terms on which we view our own business and our potential — because these terms are different from what has come before. We would ask that, given this difference, we are judged on what we do and how we perform in this new context, not in legacy aerospace and defense terms.

Specifically, it is important for investors to recognize that Merlin Pilot is an autonomous flight system designed from first principles for the purpose of flying any aircraft — military or civilian — from takeoff to touchdown, with or without a human crew on board.

It perceives its environment through an array of sensors. It processes information through algorithms that combine high-assurance flight control with AI. It communicates with air traffic control using natural language. It makes decisions. And it is being built to meet the certification standards that have made commercial aviation the safest form of transportation in history.

This architecture matters. Our system features an independent deterministic, rule-based core control layer that verifies and executes commands only within defined safety limits, with AI providing higher-level interpretation and decision support, ensuring predictable and explainable behavior even in edge cases. For example, Merlin Pilot uses AI to interpret air traffic control voice communications through natural language processing. The AI converts spoken instructions into structured commands that are passed to a bounded, safety-critical flight control system. That core control layer verifies all commands remain within defined safety limits before execution, enabling advanced automation while maintaining predictable and rigorous safety protections.

We want to underscore for investors our technology’s multi-aircraft capability and the commercialization advantages it potentially offers. Designed and built right, the same “brain” that flies a C-130J can fly a cargo turboprop, a tanker, a surveillance aircraft, or a commercial freighter. This means that, for Merlin Pilot, each new aircraft type requires adaptation, not reinvention. It also means that every aircraft we equip will generate data that makes the system smarter. Every flight expands our training set.

The more we fly, the more valuable the software becomes — and the harder it becomes for anyone else to replicate what we have built.

For shareholders, this means that the market we are pursuing is not just the current aviation fleet. The potential addressable market for certified autonomous aviation grows as the constraints of pilot-centric design fall away. This market is potentially every aircraft that could fly if the old constraints were removed, and it also is new aircraft that have not yet been developed, and that we believe can only be built with our input and help.

We believe whoever certifies and has first-mover advantage with the operating system for autonomous flight will be positioned at the center of this transformation. Airlines, cargo operators, defense ministries, and new entrants: all of them will need certified autonomy to participate in what comes next. We intend to be the company that provides that capability.

Proving It, Where It Matters

Technology claims are easy, especially these days. Making the technology real — not just taking it out of the lab, but earning customer trust and showing that you can repeatably commercialize your tech — that’s proof. Aerospace and defense use cases in particular demand the highest and hardest standards of proof.

These standards underscore the importance of Merlin’s position as the sole prime contractor for U.S. Special Operations Command’s program to bring autonomy to the C-130J. This is a production-focused program with defined milestones and a path to fleet-wide deployment. We are among the first to be engaged by the U.S. military to demonstrate airworthiness of AI-enabled autonomy on a military aircraft of this scale.

Beyond this program, Merlin’s teams have logged thousands of hours of autonomous flight across multiple civil aircraft types with safety pilots onboard, and have partnerships with Northrop Grumman and GE Aerospace that we believe help position us to pursue autonomous flight programs at scale across a broad range of commercial aircraft use cases.

As importantly, we are engaging with both the FAA and New Zealand’s Civil Aviation Authority on certification pathways and are advancing civilian cargo work in New Zealand that demonstrates additional commercial applicability.

Top-Line Implications of Our Long-Term Focus

Our current IDIQ (indefinite delivery indefinite quantity) contract with USSOCOM includes a current ceiling value of up to $105 million over five years. Revenue is recognized as and when task orders are funded and work is performed under applicable accounting standards. Our current financials reflect the early stages of this program; we believe they do not yet reflect the full potential of what we have been contracted to pursue.

In addition to this major contract, of course, Merlin continues to work on many other fronts across multiple use cases and sectors within aviation, aerospace and defense.

We are building fundamental technology in a regulated industry where timelines are measured in years. Our near-term revenue comes from defense contracts. We believe our long-term opportunity is the market that emerges when aviation sheds the constraints of the past hundred years.

The Future That We Believe Is Inevitable

The future of flight is autonomous — because autonomy replaces legacy constraints with possibilities, and those possibilities are both within reach, and incredibly valuable across populations, industry sectors and governments worldwide. Merlin is built from the ground up to anticipate these possibilities, and to pioneer this autonomous future’s certified, regulated, replicable commercial solutions.

Our team has spent years preparing for this moment. We believe we have assembled one of the strongest engineering organizations in autonomous systems. We have won the trust of the most discerning customer in aviation: the United States military. We are building the technology that works, the partnerships that matter, and a plan to scale.

Now we are asking you to join us.

This is not about next quarter’s numbers. This is about building the operating system of record to power the next 100 years of flight. It is also a commitment to help America lead the autonomous aviation age the same way that we led the age that came before — not by protecting the past, but by inventing the future.

We are that team. We invite you to build with us.

Sincerely,

Matt George
Founder and Chief Executive Officer
Merlin Labs

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MERLIN

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs, involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the section titled “Special Note Regarding Forward-Looking Statements” for a discussion of forward-looking statements and the section titled “Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context otherwise requires, all references in this report to “Merlin,” the “Company,” “we,” “our,” “us,” or similar terms refer to Merlin Labs, Inc. and its subsidiaries.

Overview

Our vision is to be at the forefront of advancing autonomous flight technology and positioning ourself as the leading U.S.-based developer of autonomy solutions for fixed-wing aircraft. Our non-human pilot system, Merlin Pilot, integrates cutting-edge hardware and software to deliver a comprehensive autonomous flight solution that spans the entire flight process, from takeoff to touchdown. By operating with reduced crew or autonomously, we believe Merlin Pilot can significantly enhance flight efficiency, enabling more flights per day or optimized routes, thereby reducing operational costs. This translates to potential savings of millions of dollars per aircraft annually, offering substantial financial benefits to large fleet operators.

We believe that Merlin Pilot not only addresses the global pilot shortage but also enhances flight safety, offering a compelling economic model with diverse revenue streams, including hardware integration and recurring, high-margin software support. Our extensive portfolio of proprietary intellectual property combines artificial intelligence with traditional high-assurance flight controls, positioning us to capitalize on the growing trends of autonomous systems and next-generation aviation.

We are currently growing our team of engineers with deep expertise in autonomy and certified software for both military and civilian applications. We are a prime contractor on a $105 million IDIQ contract and we have identified approximately $3.0 billion pipeline of opportunities, supporting robust growth in both military and civilian markets. Our mature certification program includes an issued certification basis and a certification-conformed system with approved military airworthiness plans, underscoring our commitment to delivering reliable and safe autonomous flight solutions.

The Merlin Pilot is an advanced automation system designed to enable full autonomous flight from takeoff to touchdown. It utilizes a comprehensive array of sensor technologies to assess the aircraft’s state and its surrounding environment, allowing it to navigate effectively and recommend trajectory adjustments as necessary.

Our go-to-market strategy is designed around mastering traditional aircraft markets and building a solid foundation of revenue and expertise. Our short-term focus is to sell primarily to the military sector, with a goal to transition into the civilian sector in the long-term once our technology and solutions have been widely adopted and deployed in the military sector.

We have been chosen as the sole prime contractor for a $105 million Indefinite Delivery, Indefinite Quantity (“IDIQ”) contract to integrate autonomous capabilities into the C-130J for the U.S. Air Force, which is the most widely used military transport aircraft globally. This contract covers the initial adaptation of the platform and can be extended to both low-rate and full-rate production for all Air Force Special Operations Command fixed-wing aircraft.

We plan to deploy the first Merlin Pilot on either commercial or military aircraft within the next three years. We incurred net losses of $55,253 thousand and $36,463 thousand for the fiscal years ended December 31, 2024 and 2023, respectively, and $55,725 thousand and $41,826 thousand for the nine months ended September 30, 2025 and 2024, respectively. We expect to continue to generate losses over the next year as we continue to invest in research and development, expand our facilities and expand the technical capabilities of our engineering function. We expect that our existing cash and cash equivalents, including the net proceeds from this Merger, will be sufficient to meet our capital expenditure and working capital requirements for a period of at least twelve months from the date of this prospectus/proxy statement.

Our Business Model

We intend to deploy a hybrid hardware installation and software integration business model whereby we expect to generate revenue from the sale and installation of Merlin Pilot to flight operators necessary for autonomous flight and from the fees associated with providing software support to such operators. We also expect to generate additional revenue from the sale of ancillary services related to operating a fleet of autonomous aircraft. Below is a summary of each of these revenue streams:

•        Merlin Pilot Sale and Installation Fees:    The revenue stream from sale and installation of Merlin Pilot includes licensing or technology fees for the installation and implementation of our technology on an aircraft. This type of revenue is incurred a single time and is non-recurring and varies based on the aircraft type. Over time, we expect to be able to scale our engineering and technical installation and deployment abilities to reduce costs and increase our margins on this type of revenue.

•        Software Support Fees:    The revenue stream from software support includes fees generated from providing ongoing technical and operational support to the Merlin Pilot. Under our business model, software license agreements typically include a lifetime right of use and do not provide for any support or maintenance to be provided by the Company for the term of the agreement. However, we offer these services to our customers for additional fees, which we intend to invoice either monthly or annually, depending on the agreement reached with each customer. As such, revenue incurred from support and maintenance is categorized separately from the revenue originally incurred in selling and implementing the Merlin Pilot on each aircraft.

•        Ancillary Fees:    We also intend to offer ancillary services designed to meet the needs of our customers. In doing so, we intend to take advantage of the insights we’re able to generate from the deployment of our technology to generate additional income with minimal incremental cost. The ancillary services we currently intend to offer include software upgrades and support, which are designed to enhance the autopilot experience, enhanced customer assistance and trainings and data insights which can further optimize routes and individual aircraft performance. We will continue to analyze the possibility of offering additional services as we scale, and the pricing of such services will be dependent on their wide scale acceptability, regulatory approvals and the costs associated with offering such services.

While we expect to generate revenues from each of the three revenue streams discussed above, we do not expect to generate revenues from all three simultaneously until we’ve achieved scale in our business. Rather, our growth strategy is structured around a phased implementation approach to ensure efficient deployment and scalability of our business model:

Phase 1 — Adapt:    During this phase, our engineers are tailoring the core Merlin Pilot system to specific platforms and mission profiles. This phase involves non-recurring engineering funding for each aircraft type with a scalable engineering process over time.

Phase 2 — Integrate:    During this phase, the Merlin Pilot system will be integrated onto customer platforms. We may include the use of integration partners which allows us to scale our programs effectively.

Phase 3 — License:    During this phase, we will offer “Autonomy as a Service” to our installed base of aircraft at a pre-negotiated annual rate, which includes software updates and ongoing support for the Merlin software.

Once we’ve achieved scale, we expect to generate concurrent revenue from all three of the revenue streams listed above as we deploy our technology across both military and civilian sectors, including both in the United States and globally.

Key Factors Affecting Our Performance

We believe that our future success and financial performance depend on a number of factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below and in the section of this prospectus entitled “Risk Factors.”

Our ability to commence and expand commercial operations

We are a development stage company with no commercial operations to date. As such, our business model is dependent on our commencing and expanding commercial operations. We currently anticipate initial customer deliveries within the next year pursuant to the IDIQ production contract to integrate autonomous capabilities into the C-130J for the U.S. Air Force. This, in turn, is dependent upon successfully testing and finalizing the Merlin Pilot for integration on the C-130J aircraft. Our team of engineers, developers and other staff is highly motivated and committed to accomplishing these challenges ahead. Failure to test and finalize the Merlin Pilot in a timely manner could result in us being unable to commercialize our technology on our anticipated timeframe.

We are developing a pipeline of potential customers and partners that we expect will play an integral role in bringing our technology to market. We currently depend on the U.S. government for funding given that they’re our single and largest customer. If the U.S. government were to stop the support of the initial development of our technology for military aircraft, our ability to commence and expand commercial operations, including across the civilian sector, would be significantly impaired. Additionally, global conflicts, such as the Russia-Ukraine conflict, have created and may continue to create significant global economic uncertainty. While this uncertainty has resulted in a greater need for our technology in the military sector, it may ultimately impact the deployment of our technology across the civilian sector, particularly if it results in a decrease in global travel and airfare. See “Risk Factors.”

Widespread acceptance of autonomous flight

Our growth and future success are dependent on public support for autonomous, non-human flight in the United States and other countries where we intend to market and sell our technology. Over time, we expect autonomous flight solutions to gain widespread acceptance and become an integral part of the aviation and travel industries worldwide. However, today it is an unproven and nascent technology. As a result, consumers’ demand for, and willingness to accept, autonomous flight will significantly impact our financial performance. We believe that our leadership status in autonomous flight positions us to continue to set the standard for advanced autonomous solutions and will help us benefit from increasing consumer confidence in, and demand for, autonomous technology over time.

Our ability to capitalize on government expenditures in military defense

Our future growth is largely dependent on our ability to continue to capitalize on increased government support and corporate investment in military technology, including autonomous aircraft. Military technological advancements are garnering significant bipartisan support from U.S. government initiatives, including as evidenced by our IDIQ award. Government expenditures and private sector investments have fueled our growth in recent years, which has resulted in our continued ability to secure increasingly valuable contracts for products and services.

Over time, we expect political support for military innovation and technology to increase, particularly as the military adopts cutting edge technologies such as autonomous flight. If political support for the prioritization of the development of military technology decreases, including due to policy changes by current or future administrations and changing congressional funding priorities, we may be unable to secure continued government funding, which would adversely affect our business, development timeline, and financial condition.

Our ability to obtain and maintain regulatory approvals at federal, state and local levels

Our capacity for continued growth and ability to achieve and maintain profitability depends in large part on our ability to operate effectively in multiple jurisdictions, including on an international, federal and local level. The federal government, along with each local jurisdiction (such as states, counties and townships) in which we operate, has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect our ability to operate across various jurisdictions, particularly as it relates to autonomous commercial aircraft, as well as matters related to insurance requirements and community support. We believe that we have an industry-leading licensing team of professionals who are in regular communication with the U.S. Federal Aviation Authority and other regulators, and our success will depend on our licensing team’s ability to continue to obtain and maintain regulatory approvals in the ordinary course of business.

Our ability to expand our product services offerings

We intend to offer customers a diversified suite of services throughout the life of the autonomous aircraft, beginning at the time in which we’ve successfully installed the Merlin Pilot and it starts to be deployed by our customers. Our suite of services is envisioned to include multifaceted offerings, whereby we intend to provide customers with critical services related to the deployment of our technology across the life of the aircraft. We expect that, as we refine our services offering as it is deployed by the U.S. Air Force, the number of services we offer and the percentage of revenue we generate from our service offerings will continue to grow. We anticipate that our service offering will have high penetration rates across our future clients and will provide consistent, recurring revenues throughout the expected life of an aircraft. If we are unable to expand our product services offerings, it would adversely affect our business, development timeline, and financial condition.

Our ability to obtain additional capital

We expect to continue to incur operating losses for the foreseeable future as we continue to expand and develop, and we may need to raise additional capital within the next twelve to twenty-four months. If we are unable to raise additional capital, we may have to significantly delay, scale back or discontinue one or more of our research and development programs. We may be required to cease operations or seek partners for Merlin Pilot at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available. In the absence of additional capital, we may also be required to relinquish, license or otherwise dispose of rights to technologies or products that we would otherwise seek to develop or commercialize on terms that are less favorable than might otherwise be available. If we are unable to secure additional capital, we may be required to take additional measures to reduce costs to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures may significantly alter our business plan and could cause significant delays in the development of our products and ultimately our financial condition and ability to operate as a going concern.

Macroeconomic considerations

Macroeconomic conditions, such as high inflation and elevated interest rates, continue to be sources of volatility and uncertainty for global economic activity, and may affect our project costs and operations, as well as demand for the Merlin Pilot. Ongoing geopolitical conflicts in Ukraine, the Middle East, and tensions in United States-China relations may drive further economic instability and inflationary pressures, as well as increase risks for commercial and military aircraft. In the case of the military sector, these geopolitical conflicts have and may continue to impact the need for technological advances to keep the U.S. military at the forefront of the industrial world, which are generally beneficial for our business. However, such conflicts could also significantly impact commercial airline operations, which could negatively impact us in the future.

Components of Our Results of Operations

Revenue

We generate revenue from long-term contracts for the delivery of our Merlin Pilot software and related hardware. In order to satisfy these contracts we undertake engineering for research, design, development, manufacturing, integration and sustainment of advanced auto-piloting technology.

Cost of Revenue

Our cost of revenue consists primarily of labor, materials, travel, subcontracts and other costs directly related to the execution of a specific contract.

We expect that cost of revenue will increase in absolute dollars as our revenue grows and will vary from period to period as a percentage of revenue.

Research and Development

Research and development expense consists primarily of personnel-related costs for our development team, including salaries, benefits, bonuses allocated overhead costs, and stock-based compensation expenses. Research and development expenses also include contractor or professional services fees, and third-party cloud infrastructure expenses incurred in developing our product offerings. In the near term, we expect that our research and development expenses will increase in absolute dollars but may fluctuate as a percentage of our revenue over time.

Selling and Marketing

Selling and marketing expense consists primarily of personnel-related costs directly associated with our sales and marketing staff, including salaries, benefits, bonuses, commissions, allocated overhead costs, and stock-based compensation. Sales and marketing expenses also include advertising costs and other expenses associated with our marketing and business development programs. In addition, sales and marketing expenses consist of travel-related expenses, software services dedicated for use by our sales and marketing organizations and outside services contracted for sales and marketing purposes. We expect that our sales and marketing expenses will increase in absolute dollars as we grow our business. Our sales and marketing expenses may fluctuate as a percentage of our revenue over time.

General and Administrative

General and administrative expense consists primarily of personnel-related costs associated with our finance, legal, human resources and administrative personnel, including salaries, benefits, bonuses, allocated overhead costs, and stock-based compensation. General and administrative expenses also include external legal, accounting and other professional services fees, software services dedicated for use by our general and administrative functions, insurance and other corporate expenses. In the near term, we expect that our general and administrative expenses will remain relatively consistent in absolute dollars but may fluctuate as a percentage of total revenue from period to period.

Interest Income

Interest income consists of interest income earned on cash and cash equivalents held in balances interest bearing time and money market accounts.

Interest Expense

Interest expense consists of interest on our borrowings and convertible notes and amortization of debt issuance costs.

Other Expense

Other expense consists of loss on disposal of assets and gains and losses from foreign currency transactions and remeasurements of foreign currency-denominated monetary assets and liabilities to the U.S. dollar.

Change In Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities consists of gains and losses resulting from a change in fair value of our warrant liabilities.

Change In Fair Value of Convertible Promissory Notes

Change in fair value of convertible promissory notes consists of gains and losses resulting from a change in fair value of our convertible promissory notes.

Provision for Income Taxes

Provision for income taxes consist primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be utilized.

Results of Operations

The following tables set forth our results of operations for the fiscal periods presented and express the relationship of certain line items as a percentage of net revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2025	2024
Revenue	$1,229	$1,003	$5,899	$367
Cost of revenue	8,500	735	7,725	6,690
Gross (loss) profit	(7,271)	268	(1,826)	(6,323)

Operating expenses:
Research and development	27,146	24,669	21,699	20,904
General and administrative	17,864	12,855	14,467	13,158
Selling and marketing	1,744	1,180	1,029	1,328
Total operating expenses	46,754	38,704	37,195	35,390
Loss from operations	(54,025)	(38,436)	(39,021)	(41,713)
Other (expense) income:
Interest income	2,005	3,252	862	1,547
Interest expense	(2,420)	(304)	(2,956)	(1,197)
Other expense	(197)	(214)	(193)	(136)
Change in fair value of warrant liabilities	(265)	(55)	(4,562)	(314)
Change in fair value of convertible promissory notes	—	—	(3,118)	—
Loss on exchange of warrant liabilities	—	—	(3,320)	—
Loss on issuance of financial instruments	—	—	(585)	—
Loss on extinguishment of long-term debt	—	—	(2,157)	—
Change in fair value of long-term debt	—	—	(672)	—
Total other (expense) income	(877)	2,679	(16,701)	(100)
Loss before provision for income taxes	(54,902)	(35,757)	(55,722)	(41,813)
Provision for income taxes	351	706	3	13
Net loss	$(55,253)	$(36,463)	$(55,725)	$(41,826)

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue:

	Year Ended December 31,		Nine Months Ended September 30,
	2024	2023	2025	2024
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	N/M	73.3%	131.0%	N/M
Gross (loss) profit	N/M	26.7%	(31.0)%	N/M

Operating expenses:
Research and development	N/M	N/M	367.8%	N/M
General and administrative	N/M	N/M	245.2%	N/M
Selling and marketing	141.9%	117.6%	17.4%	361.9%
Total operating expenses	N/M	N/M	N/M	N/M
Loss from operations	N/M	N/M	N/M	N/M
Other (expense) income:
Interest income	163.1%	324.2%	14.6%	421.5%
Interest expense	(196.9)%	(30.3)%	(50.1)%	(326.2)%
Other expense	(16.0)%	(21.3)%	(3.3)%	(37.1)%
Change in fair value of warrant liabilities	(21.6)%	(5.5)%	(77.3)%	(85.6)%
Change in fair value of convertible promissory notes	—%	—%	(52.9)%	—%
Loss on exchange of warrant liabilities	—%	—%	(56.3)%	—%
Loss on issuance of financial instruments	—%	—%	(9.9)%	—%
Loss on extinguishment of long-term debt	—%	—%	(36.6)%	—%
Change in fair value of long-term debt	—%	—%	(11.4)%	—%
Total other (expense) income	(71.4)%	267.1%	(283.1)%	(27.2)%
Loss before provision for income taxes	N/M	N/M	N/M	N/M
Provision for income taxes	28.6%	70.4%	0.1%	3.5%
Net loss	N/M	N/M	N/M	N/M

____________

N/M — Not Meaningful

Comparison of the Nine Months Ended September 30, 2025 and 2024

Revenue

	Nine Months Ended September 30,
($ in thousands)	2025	2024	Change	% Change
U.S. government agencies	$5,776	$318	$5,458	1,716.4%
Commercial and non-U.S. government customers	123	49	74	151.0%
Total	$5,899	$367	$5,532	1,507.4%

Revenue for the nine months ended September 30, 2025, increased by $5,532 thousand, or 1,507.4%, to $5,899 thousand compared to $367 thousand for the nine months ended September 30, 2024. This increase was primarily due to the ramp-up of our USSOCOM Contract, which commenced in Fiscal Year 2024. We expect it to be a key driver of revenue growth in future periods.

Cost of Revenue

	Nine Months Ended September 30,
($ in thousands)	2025	2024	Change	% Change
Cost of revenue	$7,725	$6,690	$1,035	15.5%

Cost of revenue for the nine months ended September 30, 2025, increased by $1,035 thousand, or 15.5%, to 7,725 compared to $6,690 thousand for the nine months ended September 30, 2024. This increase was primarily the result of contractor costs incurred, as well as other direct charges to cost of revenue associated with the USSOCOM Contract initiated in Fiscal Year 2024.

Operating Expenses

Research and Development

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Research and development	$21,699	$20,904	$795	3.8%

Research and development expenses for the nine months ended September 30, 2025, increased by $795 thousand, or 3.8% to $21,699 thousand compared to $20,904 thousand in the nine months ended September 30, 2024, due to increasing personnel related expenses from hiring of new and highly-skilled engineering talent as well as outsourcing of subject matter experts identified specifically to solve unique engineering challenges. We expect our personnel related research and development expenses to increase as we continue to expand our operations.

General and Administrative

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
General and administrative	$14,467	$13,158	$1,309	9.9%

General and administrative expenses for the nine months ended September 30, 2025, increased by $1,309 thousand, or 9.9% to $14,467 thousand compared to $13,158 thousand in the nine months ended September 30, 2024. This was primarily due to an increase in legal and accounting and other consulting expenses in preparation for a potential transaction that was not capitalized. We expect our general and administrative expenses to increase in absolute dollars due to the additional legal, accounting, and compliance costs as we grow our business and continue to operate as a public company.

Selling and Marketing

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Selling and marketing	$1,029	$1,328	$(299)	(22.5)%

Selling and marketing expenses for the nine months ended September 30, 2025, decreased by $299 thousand, or 22.5%, to $1,029 thousand compared to $1,328 thousand in the nine months ended September 30, 2024. This was primarily due to a decrease in personnel and digital marketing related expenses of approximately $250 thousand.

Interest Income

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Interest income	$862	$1,547	$(685)	(44.3)%

Interest income for the nine months ended September 30, 2025, decreased by $685 thousand, or 44.3%, to $862 thousand compared to $1,547 thousand in the nine months ended September 30, 2024, due to decreased investment balances held in bank accounts as the cash was used to fund operating expenses.

Interest Expense

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Interest expense	$(2,956)	$(1,197)	$(1,759)	147.0%

Interest expense for the nine months ended September 30, 2025, increased by $1,759 thousand, or 147.0%, to $2,956 thousand compared to $1,197 thousand in the nine months ended September 30, 2024, related to our various loans being outstanding for the nine months ended September 30, 2025, compared to in the nine months ended September 30, 2024.

Other Expense

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Other expense	$(193)	$(136)	$(57)	41.9%

Other expense for the nine months ended September 30, 2025, increased by $57 thousand, or 41.9%, to a $193 thousand compared to $136 thousand in the nine months ended September 30, 2024, driven by changes in foreign currency translation between the New Zealand Dollar and US Dollar of approximately $60 thousand.

Change In Fair Value of Warrant Liabilities

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Change in fair value of warrant liabilities	$(4,562)	$(314)	$(4,248)	1,352.9%

Change in fair value of warrant liabilities for the nine months ended September 30, 2025, resulted in an increased loss of $4,248 thousand, or 1,352.9%, to $4,562 thousand compared to $314 thousand in the nine months ended September 30, 2024, due to the increase in the value of the Company’s stock and the issuance of liability classified warrants related to the Pre-PIPE Bridge and the Pre-Funded PIPE.

Change In Fair Value of Convertible Promissory Notes

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Change in fair value of convertible promissory notes	$(3,118)	$—	$(3,118)	—%

Change in fair value of convertible promissory notes for the nine months ended September 30, 2025, resulted in a loss of $3,118 thousand compared to no loss in the nine months ended September 30, 2024, due to the issuance of convertible promissory notes in the third quarter of 2025.

Loss On Exchange of Warrant Liabilities

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Loss on exchange of warrant liabilities	$(3,320)	$—	$(3,320)	—%

Loss on exchange of warrant liabilities for the nine months ended September 30, 2025, increased by $3,320 thousand, compared to no loss in the nine months ended September 30, 2024, due to the exchange of 2024 LSA Warrants for Pre-PIPE Bridge Notes in August 2025.

Loss On Issuance of Financial Instruments

	Nine Months Ended September 30,
($ in thousands)	2025	2024	Change	% Change
Loss on issuance of financial instruments	$(585)	$—	$(585)	—%

Loss on issuance of financial instruments for the nine months ended September 30, 2025, increased to $585 thousand compared to no loss in the nine months ended September 30, 2024, due to the contingent issuance of warrants related to a purchaser right with respect to the Pre-PIPE bridge Agreement.

Loss On Extinguishment of Long-term Debt

	Nine Months Ended September 30,
($ in thousands)	2025	2024	Change	% Change
Loss on extinguishment of long-term debt	$(2,157)	$—	$(2,157)	—%

Loss on extinguishment of long-term debt for the nine months ended September 30, 2025, increased to $2,157 thousand compared to no loss in the nine months ended September 30, 2024, related to our term loans (2024 LSA).

Change In Fair Value of Long-term Debt

	Nine Months Ended September 30,
($ in thousands)	2025	2024	Change	% Change
Change in fair value of long-term debt	$(672)	$—	$(672)	—%

Loss on change in fair value of long-term debt for the nine months ended September 30, 2025, increased to $672 thousand compared to no loss in the nine months ended September 30, 2024, due to the election of the fair value option for the amended 2024 LSA.

Provision For Income Taxes

($ in thousands)	Nine Months Ended September 30,
	2025	2024	Change	% Change
Provision for income taxes	$3	$13	$(10)	(76.9)%

Provision for income tax expense for the nine months ended September 30, 2025, decreased by $10 thousand, or 76.9%, to $3 thousand compared to $13 thousand in the nine months ended September 30, 2024.

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		2024 vs. 2023
($ in thousands)	2024	2023	Change	% Change
U.S. government agencies	$1,145	$969	$176	18.2%
Commercial and non-U.S. government customers	84	34	50	147.1%
Total	$1,229	$1,003	$226	22.5%

Revenue for Fiscal Year 2024 increased by $226 thousand, or 22.5%, to $1,229 thousand compared to $1,003 thousand for Fiscal Year 2023. This increase was primarily due to the commencement of our USSOCOM Contract in Fiscal Year 2024.

Cost of Revenue

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
Cost of revenue	$8,500	$735	$7,765	1,056.5%

Cost of revenue for Fiscal Year 2024 increased by $7,765 thousand, or 1056.5%, to $8,500 thousand compared to $735 thousand for Fiscal Year 2023. This increase was primarily the result of the establishment of a $6.4 million loss contract reserve, $1.6 million of contractor costs incurred, as well as other direct charges to cost of revenue associated with the USSOCOM Contract initiated in Fiscal Year 2024.

Operating Expenses

Research and Development

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
Research and development	$27,146	$24,669	$2,477	10.0%

Research and development expenses for Fiscal Year 2024 increased by $2,477 thousand, or 10.0%, to $27,146 thousand compared to $24,669 thousand in Fiscal Year 2023 due to increasing personnel related expenses from hiring of new and highly-skilled engineering talent as well as outsourcing of subject matter experts identified specifically to solve unique engineering challenges. We expect our personnel related research and development expenses to increase as we continue to expand our operations.

General and Administrative

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
General and administrative	$17,864	$12,855	$5,009	39.0%

General and administrative expenses for Fiscal Year 2024 increased by $5,009 thousand, or 39.0%, to $17,864 thousand compared to $12,855 thousand in Fiscal Year 2023. This was primarily due to an increase in personnel related expenses of $3,437 thousand, an increase in consulting expenses of $482 thousand, and an increase in audit and legal services fees of $400 thousand in preparation for a potential transaction and an increase of $233 thousand related to insurance. We expect our general and administrative expenses to increase in absolute dollars due to the additional legal, accounting, and compliance costs as we grow our business and continue to operate as a public company.

Selling and Marketing

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
Selling and marketing	$1,744	$1,180	$564	47.8%

Selling and marketing expenses for Fiscal Year 2024 increased by $564 thousand, or 47.8%, to $1,744 thousand compared to $1,180 thousand in Fiscal Year 2023. This was primarily due to an increase in trade shows and conference expenses of $279 thousand and an increase in personnel related expenses of $256 thousand as we increased our brand awareness and customer acquisition efforts.

Interest Income

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
Interest income	$2,005	$3,252	$(1,247)	(38.3)%

Interest income for Fiscal Year 2024 decreased by $1,247 thousand, or 38.3%, to $2,005 thousand compared to $3,252 thousand in Fiscal Year 2023 due to decreased investment balances held in bank accounts as the cash was used to fund operating expenses.

Interest Expense

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
Interest expense	$(2,420)	$(304)	$(2,116)	696.1%

Interest expense for Fiscal Year 2024 increased by $2,116 thousand, or 696.1%, to $2,420 thousand compared to $304 thousand in Fiscal Year 2023 associated with the contractually agreed-to increase in the interest rate for our term loans (2024 LSA) in 2024.

Other Expense

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
Other expense	$(197)	$(214)	$17	(7.9)%

Other expense for Fiscal Year 2024 decreased by $17 thousand, or 7.9%, to a $197 thousand compared to $214 thousand in Fiscal Year 2023 driven by changes in foreign currency translation between the New Zealand Dollar and US Dollar of $2 thousand.

Change In Fair Value of Warrant Liabilities

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
Change in fair value of warrant liabilities	$(265)	$(55)	$(210)	381.8%

Change in fair value of warrant liabilities for Fiscal Year 2024 resulted in an increased loss of $210 thousand, or 381.8%, to $265 thousand compared to $55 thousand in Fiscal Year 2023.

Provision For Income Taxes

($ in thousands)	Year Ended December 31,
	2024	2023	Change	% Change
Provision for income taxes	$351	$706	$(355)	(50.3)%

Provision for income tax expense for Fiscal Year 2024 decreased by $355 thousand, or 50.3%, to $351 thousand compared to $706 thousand in Fiscal Year 2023. This decrease in income taxes for the Merlin Labs NZ Limited entity of $338 thousand, which was primarily caused by decreased foreign tax expenses.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe that EBITDA and Adjusted EBITDA, non-GAAP financial measures, provides investors with additional useful information in evaluating our performance. We define EBITDA as net loss before interest expense or income, income tax expense or benefit, and depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for stock-based compensation and other one-time, non-recurring items, as determined by management.

We believe that each of these non-GAAP financial measures provide additional metrics to evaluate our operations and, when considered with both our U.S. GAAP results and the reconciliation to the closest comparable U.S. GAAP measures, provide a more complete understanding of our business than could be obtained absent this disclosure. We use the non-GAAP financial measures, together with U.S. GAAP financial measures, such as net revenue, gross profit margins and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance, and to compare our performance to that of our peers and competitors.

The non-GAAP financial measures are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below. The non-GAAP financial measures should not be considered in isolation or as alternatives to net income (loss), income (loss) from operations or any other measure of financial performance calculated and prescribed in accordance with U.S. GAAP. Our non-GAAP financial measures may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure presented in accordance with U.S. GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2025	2024
Net loss	$(55,253)	$(36,463)	$(55,725)	$(41,826)
Depreciation	1,466	1,140	1,145	1,085
Amortization of right-of-use assets	575	657	549	384
Interest income	(2,005)	(3,252)	(862)	(1,547)
Interest expense	2,420	304	2,956	1,197
Provision for income taxes	351	706	3	13
EBITDA	(52,446)	(36,908)	(51,934)	(40,694)
Stock-based compensation	1,739	1,806	1,472	1,281
Change in fair value of warrant liabilities	265	55	4,562	314
Transaction costs(a)	—	—	1,927	—
Adjusted EBITDA	$(50,442)	$(35,047)	$(43,973)	$(39,099)

____________

(a)      Transaction costs include certain legal, accounting and consulting costs incurred for public company readiness not eligible for capitalization.

Liquidity and Capital Resources

We have incurred operating losses and negative cash flows, primarily from the production of our proprietary Merlin Pilot technology. Certain contracts have become loss-making due to variable consideration constraints and contract costs exceeding the contract price. Concurrently, our general and administrative expenses have risen due to business growth, increased headcount, expanded corporate functions, higher proposal activity, and increased fees for professional services. These conditions raise substantial doubt about our ability to continue as a going concern.

Our ability to fund our operations and meet our obligations depends on achieving anticipated revenue and cash flow levels, managing costs, and successfully managing working capital. Our ability to generate cash is also subject to economic, financial, competitive, legislative, regulatory, and other factors beyond our control. We cannot guarantee that our business will generate sufficient cash flow to meet our liquidity needs.

To meet these capital requirements, we expect to rely on our current borrowing capacity and access to debt and equity markets. However, our ability to obtain additional funding is subject to market conditions, our operating performance, market perception of our growth, and compliance with financial covenants under our existing debt agreements. Our capital needs may also vary materially from current plans if, for example, revenues do not meet expectations, or we incur unforeseen expenditures.

Should our current and future liquidity sources prove insufficient, we may need to seek additional equity or debt financing, which could involve shareholder dilution or restrictive operational covenants. There can be no assurance that we will be able to raise additional capital. An inability to do so would adversely affect our ability to achieve our business objectives.

The following table summarizes our cash flows for the periods indicated:

($ in thousands)	Year Ended December 31,		Nine Months Ended September 30,
	2024	2023	2025	2024
Net cash (used in) provided by:
Operating activities	$(45,537)	$(31,696)	$(43,013)	$(32,515)
Investing activities	(1,693)	(4,868)	(236)	(1,475)
Financing activities	33,940	(2,506)	72,811	24,360
Net (decrease) increase in cash and cash equivalents	$(13,290)	$(39,070)	$29,562	$(9,630)

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2025, was $43,013 thousand, an increase of $10,498 thousand from net cash used in operating activities of $32,515 thousand for the nine months ended September 30, 2024. The change in cash flow used in operations was primarily due to an increase in net loss of $13,899 thousand, an increase in non-cash interest expense of $496 thousand related to additional issuance of our convertible notes, an increased loss on change in fair value of warrant liabilities of $4,248 thousand, a loss on issuance of warrant liabilities of $585 thousand, a loss on extinguishment of long-term debt of $2,157 thousand, and a loss on exchange of warrant liabilities of $3,320 thousand.

Net cash used in operating activities for the year ended December 31, 2024, was $45,537 thousand, an increase of $13,841 thousand from net cash used in operating activities of $31,696 thousand for the year ended December 31, 2023. The change in cash flow used in operations was primarily due to an increase in net loss of $18,790 thousand and an increase in non-cash interest expense of $104 thousand related to additional issuance of our convertible notes offset by change in operating lease right-of-use assets which decreased $82 thousand primarily related to the termination of a lease which resulted in a $428 thousand reduction of ROU asset.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2025, was $236 thousand, a decrease of $1,239 thousand from net cash used in investing activities of $1,475 thousand for the nine months ended September 30, 2024. The change in cash used in investing activities was primarily related to a decrease in acquired property and equipment of $1,284 thousand.

Net cash used in investing activities for the year ended December 31, 2024, was $1,693 thousand, a decrease of $3,175 thousand from net cash used in investing activities of $4,868 thousand for the year ended December 31, 2023. The change in cash used in investing activities was primarily related to a decrease in acquired property and equipment of $2,940 thousand.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2025, was $72,811 thousand, a change of $48,451 from net cash provided by financing activities of $24,360 thousand for the nine months ended September 30, 2024. The change in cash flows was primarily related to issuance of warrants of $60,247 thousand, partially offset by a reduction in long-term debt of $24,555 thousand.

Net cash provided by financing activities for the year ended December 31, 2024, was $33,940 thousand, a change of $36,446 thousand from net cash used in financing activities of $2,506 thousand for the year ended December 31, 2023. The change in cash flows was primarily related to additional issuance of our convertible notes, net of issuance costs in Fiscal Year 2024 of $34,378 thousand.

Contractual Obligations and Commitments

As of September 30, 2025, our debt obligations are comprised of our 7.47% Convertible Loan due in 2032 (the “PFG Loan”) with a principal amount outstanding of $670 thousand and our Loan (LSA 2024) with principal amount outstanding of $31,528 thousand. As of September 30, 2025, we paid off the principal amount outstanding of our Term Loan (LSA 2021).

As of December 31, 2024, our debt obligations are comprised of our PFG Loan. As of December 31, 2024, we have $500 thousand principal amount outstanding under our Term Loan (LSA 2021) that matures in July 2025, $35,192 thousand principal amount outstanding under our Term Loan (LSA 2024) that matures on January 31, 2027, and $654 thousand aggregate principal amount outstanding of our Convertible Loan mature in July 2032. In Fiscal Year 2024, we repaid $1,000 thousand principal amount of our Term Loan.

As of September 30, 2025, and December 31, 2024, our non-cancelable operating lease commitments are $1,138 thousand and $1,348 thousand, respectively, of which $702 thousand and $709 thousand, respectively are due in less than one year. Our operating leases relate to our office space and airport hangar space.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts in the consolidated financial statements and related footnote disclosures. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We re-evaluate our estimates on an on-going basis.

The accounting estimates we use in the preparation of our consolidated financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

Revenue Recognition

We recognize revenue from our contracts in accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers” (“ASC 606”). The majority of our revenue is generated from cost-plus-fixed-fee, fixed-price, and cost-share arrangements for designing and integrating autonomous flight technologies.

Revenue is recognized over time based on the extent of progress towards completion. This process requires significant judgment around the following:

Measuring Progress: We use a cost-incurred input method to measure progress. This method relies on our ability to reliably estimate the total costs required to complete our long-term contracts.

These estimates are critical in determining the amount and timing of revenue recognized and are monitored and updated as our projects progress.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and, if not whether the warrants meet all of the requirements for equity classification under ASC 815. This assessment, which requires the use of professional judgment, and the assessment is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance and are measured to fair value at each balance sheet date thereafter.

Valuations of instruments convertible to our Common Stock and Preferred Stock

Our preferred stock are classified as temporary equity, as they include liquidation provisions that are outside our control.

The fair value of our common stock was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered various objective and subjective factors to determine the fair value of our equity including the following factors:

•        Probability of an IPO scenario (including de SPAC transaction);

•        Probability of other liquidation events;

•        Expected time to liquidation; and

•        Expected return on equity.

The resulting equity value was then allocated to each share class based on differences in liquidation preferences of the various share classes using an Option Pricing Model (“OPM”) through the use of a series of call options and a Monte Carlo simulation. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. For the IPO scenario (including de SPAC transaction) we utilized a probability-weighted expected return method (“PWERM”) to allocate value among the various share classes. The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. After the value of each applicable class of shares was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

The fair value of the warrants for the purchase of preferred stock was calculated using the OPM as part of the allocation of the equity value to the various share classes (as described above). The critical accounting estimates for the valuation of those warrants include (a) the fair value of the underlying preferred stock, as mentioned above (b) expected financing amount, (c) expected financing date, (d) expected liquidity event, (e) risk-free rate and (f) volatility — based on peer companies’ volatility.

The fair value of convertible notes was calculated using PWERM, which considers both a Non-SPAC and a SPAC scenario and probabilities. The fair value of the notes was estimated using Discounted Cash Flow (“DCF”).

Stock-based Compensation

We recognize stock-based compensation expense by estimating the fair value of stock options on the grant date using the Black-Scholes option-pricing model. The grant-date fair value is recognized on a straight-line basis over the service period.

This model requires subjective assumptions, which involve significant judgment. Our key assumptions are:

•        Fair Value of Common Stock: As our stock is not publicly traded, the fair value is determined by our board of directors, considering factors such as contemporaneous third-party valuations, company performance, and industry outlook.

•        Expected Volatility: Derived from the historical volatility of comparable public companies, as our shares have no trading history.

•        Expected Term: Calculated using the simplified method.

•        Risk-Free Interest Rate: Based on the U.S. Treasury yield curve.

•        Expected Dividend: Assumed to be zero, as we have no plans to pay dividends.

Because these assumptions are subjective, particularly the fair value of our common stock, our stock-based compensation expense could be materially different if we used different assumptions.

Emerging Growth Status Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Merlin elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Merlin, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time Merlin is no longer considered to be an emerging growth company. At times, Merlin may elect to early adopt a new or revised standard.

In addition, Merlin intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, Merlin intends to rely on such exemptions, Merlin. is not required to, among other things: (a) provide an auditor’s attestation report on Merlin system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Merlin will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of Merlin first fiscal year following the fifth anniversary of the offering, (b) the last date of Merlin’s fiscal year in which Merlin has total annual gross revenue of at least $1.235 billion, (c) the date on which Merlin is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Merlin has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies of the notes to our consolidated financial statements in the section titled “Recently Issued Accounting Pronouncements” included elsewhere in this prospectus — for a discussion about new accounting pronouncements adopted and not yet adopted as of the date of this report.

EXECUTIVE AND DIRECTOR COMPENSATION OF MERLIN LABS

In this section, “we,” “us” and “our” generally refer to Merlin in the present tense or New Merlin from and after the Business Combination.

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows:

•        Matt George, Founder and Chief Executive Officer; and

•        Ryan Carrithers, Chief Financial Officer.

Mr. Carrithers commenced employment with us as our Chief Financial Officer on October 7, 2025. Ms. Ravestein, who also is an executive officer, received less than $100,000 of compensation and benefits from us during 2025, and therefore is not included as a named executive officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Business Combination may differ materially from the currently planned programs summarized in this discussion.

2025 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	All Other Compensation ($)		Total ($)
Matthew George	2025	250,000	100,000	40,932	(2)	390,932
Founder and Chief Executive Officer
Ryan Carrithers	2025	77,815	140,000	1,624		219,439
Chief Financial Officer

____________

(1)      For Mr. George, the amount reported in this column represents a discretionary bonus approved by the board in recognition of Mr. George’s contributions to the Company in 2025. For Mr. Carrithers, the amount reported in this column represents (i) a $65,000 signing bonus, and (ii) the partial payment of a relocation bonus in the amount of $75,000 (the aggregate amount of the relocation bonus that Mr. Carrithers is eligible to receive is $150,000), in each case paid to Mr. Carrithers pursuant to his offer letter with us. The signing bonus and relocation bonus are subject to repayment under certain circumstances, as described in more detail below under “Executive Compensation Arrangements—Offer Letter with Mr. Carrithers.”

(2)      Includes $37,966 paid by the Company in 2025 for flight instruction and aircraft rental related to FAA advanced licensure and currency requirements for Mr. George.

Narrative to Summary Compensation Table

2025 Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to Merlin. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The 2025 annual base salaries for our named executive officers were $250,000 for Mr. George and $360,000 for Mr. Carrithers. The “Salary” column of the 2025 Summary Compensation Table above shows the actual base salaries earned by each named executive officer in 2025.

Equity Compensation

2018 Equity Incentive Plan

We currently maintain the Merlin Labs, Inc. 2018 Equity Incentive Plan (the “2018 Plan”) in order to provide our service providers the opportunity to acquire a proprietary interest in our success. Historically we offered awards of stock options to purchase shares of our common stock to eligible service providers pursuant to the 2018 Plan, although none of our named executive officers held outstanding options or other equity-based awards as of December 31, 2025. Options typically vest and become exercisable over a four-year period, subject to the grantee’s continued employment through the applicable vesting date, as follows: (i) 25% of the shares underlying the option vest on the first annual anniversary of the vesting commencement date and (ii) 75% of the shares underlying the option vest in 36 substantially equal installments on each monthly anniversary of the vesting commencement date thereafter. For additional information about the 2018 Plan, please see the section titled “— 2018 Equity Incentive Plan” below. As mentioned below, in connection with the completion of the Business Combination and the adoption of the New Merlin Incentive Plan, no further awards will be granted under the 2018 Plan.

2026 Incentive Award Plan

In connection with the Business Combination, Inflection Point’s board of directors intends to adopt, and its shareholders will be asked to approve, the 2026 Incentive Award Plan, referred to in this proxy statement/prospectus as the New Merlin Incentive Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of Merlin and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The New Merlin Plan will become effective on the date on which it is approved by Inflection Point’s shareholders. For additional information about the New Merlin Plan, please see “The New Merlin Incentive Plan Proposal” in this proxy statement/prospectus.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to 1% of each employee’s eligible compensation, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health and Welfare Benefits

In 2025, the named executive officers also participated in standard health and welfare plans maintained by Merlin including medical, dental and vision benefits; short-term and long-term disability insurance; life insurance; and an employee assistance plan.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by Merlin.

Outstanding Equity Awards at Fiscal Year-End

Our named executive officers did not hold any outstanding equity incentive plan awards as of December 31, 2025.

Executive Compensation Arrangements

Matthew George

We currently maintain a retention bonus plan that is intended to provide cash payments to certain employees, including Mr. George, in connection with a “deemed liquidation event” of our Company (which would not include the Business Combination). Under the retention bonus plan, Mr. George would be entitled to receive $600,000 upon a deemed liquidation event. We expect to terminate Mr. George’s participation in the retention bonus plan in connection with the Business Combination.

Ryan Carrithers

Mr. Carrithers is party to an offer letter with Merlin that provides for at-will employment that will continue until terminated at any time by either party. Pursuant to his offer letter, Mr. Carrithers is eligible to participate in the benefit plans and programs maintained by us for the benefit of our employees. In addition, Mr. Carrithers has entered into Merlin’s standard form of non-disclosure, non-competition, and non-solicitation agreement.

Pursuant to his offer letter, Mr. Carrithers receives an annual base salary of $360,000, and, commencing in 2026, he is eligible to earn an annual target cash performance bonus targeted at 40% of his annual base salary. The annual cash performance bonus will be determined on the basis of his and/or the Company’s attainment of financial or other performance criteria established by the board or its designee, subject to his continued employment through the payment date. Mr. Carrithers is also eligible to participate in our standard employee benefit plans.

In connection with his relocation to our headquarters in the greater Boston metropolitan area, Mr. Carrithers received a relocation bonus equal to $150,000, of which 50% was paid following his commencement of employment with us and the remaining 50% is payable following his relocation to our headquarters. If Mr. Carrithers’s employment is terminated for “cause” or he resigns without “good reason” (each, as defined in Mr. Carrithers’s offer letter) prior to the one-year anniversary of his start date, he will be required to repay a prorated portion of the relocation bonus paid to him prior to his termination of employment.

In addition, Mr. Carrithers received a one-time signing bonus of $65,000, and is eligible to receive a one-time deSPAC bonus of $200,000 that is payable following the successful completion of the Business Combination. The signing bonus and the deSPAC bonus are subject to the following repayment obligations: (i) if Mr. Carrithers’s employment is terminated for cause or he resigns without good reason (in either case) prior to the six-month anniversary of his start date, he is required to repay 100% of the signing bonus and the deSPAC bonus previously received, if any, and (ii) if Mr. Carrithers’s employment is terminated for cause or he resigns without good reason (in either case) following the six-month anniversary of his start date but prior to the 12-month anniversary of his start date, he is required to repay a prorated portion of the signing bonus and deSPAC bonus previously received, if any, but the repayment amount will be reduced by one-sixth for each full month of employment completed after the initial six-month period.

If Mr. Carrithers’s employment is terminated without cause or he resigns with good reason, he will be entitled to receive the following severance benefits: (i) continued payment of his base salary for 12 months following his date of termination, and (ii) continued health insurance coverage at our expense under COBRA for up to 12 months following his date of termination, in each case subject to Mr. Carrithers’s execution and non-revocation of a release of claims in our favor.

Additionally, Mr. Carrithers’s offer letter provides that the Company will recommend to the board that it grant him an option to purchase 260,000 shares of our common stock, subject to the Company’s four-year vesting schedule, at a per share exercise price equal to the fair market value of a share of our common stock on the grant date. As of the date of this proxy statement/prospectus, Mr. Carrithers’s has not been granted the stock options described in his offer letter.

Non-Employee Director Compensation

In 2025, we did not pay any cash retainers or fees or grant any equity incentive plan awards to our non-employee directors for their service on our board.

As of December 31, 2025, none of our non-employee directors held any outstanding Merlin equity incentive plan awards.

In connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual cash retainer fees and long-term equity awards. The details of this program have not yet been determined, but compensation under the program will be subject to the annual limits on non-employee director compensation set forth in the New Merlin Incentive Plan.

Equity Incentive Plans

2018 Equity Incentive Plan

We maintain the 2018 Plan, which was most recently amended on March 10, 2022. The material terms of the 2018 Plan are summarized below.

Termination

Following the effectiveness of the New Merlin Incentive Plan, the 2018 Plan will terminate and we will not make any further awards under the 2018 Plan. However, any outstanding awards granted under the 2018 Plan will remain outstanding, subject to the terms of the 2018 Plan and applicable award agreements. Shares of our common stock subject to awards granted under the 2018 Plan that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder following the effective date of the New Merlin Incentive Plan will become available for issuance under the New Merlin Incentive Plan.

Eligibility and Administration

Our employees, consultants, and non-employee directors are eligible to be granted awards of ISOs, NSOs, restricted stock, restricted stock units, and other stock-based awards under the 2018 Plan, subject to the limitations described therein. Subject to the provisions of the 2018 Plan, the plan administrator shall have the authority to take all actions and make all determinations contemplated by the 2018 Plan and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2018 Plan as it shall deem advisable.

Limitations on Awards and Shares Available

An aggregate of 3,348,975 shares of our common stock have been authorized for issuance under the 2018 Plan. The shares of our common stock issued under the 2018 Plan may consist in whole or in part of authorized but unissued shares, shares purchased on the open market or treasury shares. In the event that an outstanding award expires or is cancelled for any reason, or if shares subject to an award are withheld to satisfy exercise or purchase price or tax withholding obligations, then the shares allocable to the unexercised or otherwise canceled portion of such award, or the shares withheld to satisfy the exercise or purchase price or tax withholding obligation, are currently added back to the common stock available for issuance under the 2018 Plan.

Awards

The 2018 Plan provides for the grant of ISOs, NSOs, restricted stock, restricted stock units, and other stock-based awards. All outstanding awards under the 2018 Plan are set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows:

•        Stock Options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Conditions applicable to stock options may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•        Restricted Stock and RSUs.    Restricted stock is an award of nontransferable shares of common stock that are subject to certain vesting conditions and other restrictions. RSUs are contractual promises to deliver shares of common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant.

•        Other Stock-Based Awards.    Other stock-based awards are awards of fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

Certain Transactions

In the event of certain changes in our capitalization, the plan administrator may make equitable adjustments to the 2018 Plan and outstanding awards thereunder. In the event of such transaction (including without limitation any “change in control”), the plan administrator has the discretion to provide (i) for the cancellation of any such awards in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of the award or realization of the participant’s rights under the vested portion of such award, (ii) that such award shall vest and, to the extent applicable, be exercisable as to all shares covered thereby, (iii) that such awards be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, as determined by the administrator, (iv) to make adjustments to the number and type of shares of common stock subject to outstanding awards, and/or to the terms and conditions of, outstanding awards which may be granted in the future, (v) to replace such awards with other rights or property selected by the plan administrator, and/or (vi) to provide that the award will terminated and cannot vest, be exercised or become payable after the applicable event.

Interests of Directors and Executive Officers in the Business Combination

Merlin’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of Inflection Point’s stockholders generally. These interests include, among other things, the interests listed below:

Treatment of Equity Awards in Business Combination

As described further below, Mr. George, the Chief Executive Officer of Merlin, holds outstanding Merlin Options under the 2018 Plan. The Merger Agreement provides that each Merlin Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be assumed by Inflection Point and converted into a comparable option to purchase shares of New Merlin Common Stock (each, a “Converted Option”), based upon the Exchange Ratio. Each Converted Option will otherwise be subject to the same terms and conditions as applied to the underlying Merlin Option immediately prior to the Effective Time. None of Merlin’s directors or executive officers hold outstanding Merlin RSUs.

Option Awards Under the 2018 Plan

The following table sets forth for Mr. George the number of shares of common stock subject to vested and unvested Merlin Options held by him as of February 10, 2026, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. None of Merlin’s other executives or directors hold Merlin Options.

Name	Vested Merlin Options	Unvested Merlin Options
Executive Officers
Matthew George	—	487,661

Post-Closing Director Compensation

As described above, in connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual cash retainer fees and long-term equity awards. The details of this program have not yet been determined, but compensation under the program will be subject to the annual limits on non-employee director compensation set forth in the New Merlin Incentive Plan.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION

The Business Combination Agreement provides that the New Merlin Board will initially be comprised of seven directors, of whom the following have been identified: Matt George, Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco.

Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class (if applicable) or until his or her death, resignation, removal or the earlier termination of his or her term of office.

The following sets forth certain information, as of the Record Date, concerning the persons who are expected to serve as directors, officers and significant employees following the completion of the Business Combination and assuming the election of the director nominees at the extraordinary general meeting as set forth in “Proposal No. 6 — The Director Election Proposal”.

Name	Age	Position
Matt George	35	Chief Executive Officer, Director Nominee
Ryan Carrithers	41	Chief Financial Officer and Treasurer
Leslie Ravestein	51	Chief Legal Officer and Secretary
Michael Blitzer	48	Director Nominee
Kenneth Braithwaite	65	Director Nominee
Kelyn Brannon	67	Director Nominee
Michael Montelongo	70	Director Nominee
Dr. Robert H. Smith	61	Director Nominee
Carolyn Trabuco	56	Director Nominee

The officers of New Merlin and the New Merlin Board following the Business Combination are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Several of New Merlin’s officers and directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

Inflection Point believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide New Merlin with a diverse range of perspectives and judgment necessary to facilitate the goals of New Merlin and be good stewards of capital.

Officers, Directors and Key Employees

For more information about the compensation of the members of the Inflection Point Board and the officers of Inflection Point prior to the Closing, see the section entitled “Directors, Officers, Executive Compensation and Corporate Governance of Inflection Point prior to the Business Combination”. For more information about the anticipated members of the New Merlin Board and the officers of New Merlin following the Closing, see the section entitled “The Director Election Proposal — Information about Officers, Directors and Nominees”.

Matt George.    At Closing, Mr. George will serve as Chief Executive Officer and chairman of the board of New Merlin. Mr. George is the founder of Merlin, where he has served as Chief Executive Officer since November of 2018. Prior to founding Merlin in 2018, Mr. George founded and served as Chief Executive Officer of Bridj, a technology company and booking and fleet management platform. Mr. George served as CEO of Bridj from August 2013 and departed in December 2017 after the company was acquired. Prior to founding Bridj, Mr. George worked in the Executive Office of the President at the White House. Mr. George holds a Bachelor of Arts degree from Middlebury College. We believe Mr. George is well-qualifed to serve as a director, given his deep familiarity with Merlin’s business and the aviation industry, as well as his executive leadership experience.

Ryan Carrithers.    At Closing, Mr. Carrithers will serve as Chief Financial Officer. Mr. Carrithers has served as the Chief Financial Officer of Merlin Labs, Inc. since October 14th, 2025. Mr. Carrithers has over 18 years of experience leading finance, treasury, investor relations, and operational functions across public and private companies, with significant experience supporting public-company transactions, capital markets activity, and large-scale restructuring initiatives. Prior to joining Merlin, Mr. Carrithers served as Vice President of Strategic Finance and Treasury at Ginkgo Bioworks, Inc. (NYSE: DNA) from November 2022 until October 2025, where he led company-wide financial planning, budgeting, restructuring initiatives, and capital allocation, including management of a substantial investment portfolio and the financial integration of Zymergen following its acquisition. Previously, he served as Vice President of Strategic Finance, Treasury, and Investor Relations at Astra Space, Inc. (NASDAQ: ASTR) from January 2020 until September 2022, where he helped lead the company’s business combination with Holicity Inc., resulting in Astra’s public listing and the raising of approximately $454 million in gross proceeds, including a PIPE investment, and oversaw investor relations and capital markets strategy. Earlier in his career, Mr. Carrithers held senior finance leadership roles at KUKA AG, including Chief Financial Officer for the Americas and Chief Financial Officer for South America, where he oversaw finance, accounting, tax, and operational functions across multi-billion-dollar revenue businesses. Mr. Carrithers began his career at Robert Bosch LLC and holds a Bachelor of Science degree in Management with a dual concentration on Accounting and Economics from Kettering University.

Leslie Ravestein.    At closing, Ms. Ravestein will serve as Chief Legal Officer and Secretary. Ms. Ravestein has served as the Chief Legal Officer and Secretary of Merlin Labs, Inc. since November 12, 2025. Ms. Ravestein has a range of experience counseling boards and executives on corporate governance, compliance, securities, finance, and transactional matters across several industries. Before joining Merlin, Ms. Ravestein served as Associate General Counsel, Securities & Corporate Governance of Textron, Inc., a multi-industry company known for its global network of aircraft, defense, industrial, and finance businesses, from July 2023 through March 2025. Prior to her time with Textron, Ms. Ravestein served as Senior Vice President and Associate General Counsel of Factor Systems, Inc. (dba Billtrust) from August 2022 until March 2023 and Vice President and Associate General Counsel of Veoneer, Inc. from July 2018 until August 2022. Over the course of her career, Ms. Ravestein also held various positions at Semtech Corporation, Aerovironment, Inc., Stubbs Alderton & Markiles, LLP and Fulbright & Jaworski LLP (now Norton Rose Fulbright). Ms. Ravestein holds a juris doctor degree from Boston University School of Law and a bachelor’s degree from McGill University.

Michael Blitzer.    At closing, Mr. Blitzer will serve as a member of the board of directors. Mr. Blitzer has been the President, CEO and a board member of Inflection Point since July 2025. Mr. Blitzer has served as the Chairman and CEO of IPCX, a special purpose acquisition company, since October 2024, which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025. Since September 2025, Mr. Blitzer has also served as the Chairman and Chief Executive Officer of IPEX, a special purpose acquisition company, which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. Mr. Blitzer previously served as co-CEO and director of IPAX, a special purpose acquisition company, from February 2021 until the completion of its business combination with Intuitive Machines, LLC in February 2023. Mr. Blitzer also served as the Chairman and CEO of IPXX from March 2023 until the closing of its business combination with USARE in March 2025. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR) and is the Chairman of USA Rare Earth, Inc. (Nasdaq: USAR). Mr. Blitzer is the founder and co-CEO of Kingstown Capital Management (“Kingstown”), which he founded in 2006 and grew to a multi-billion asset manager with some of the world’s largest endowments and foundations as clients. Over 19 years, Kingstown has invested in public and private equities, SPACs, PIPEs, and derivatives. At Kingstown, Mr. Blitzer has overseen and participated in nearly all the firm’s investment decisions including countless public and private investments in disruptive growth industries. Mr. Blitzer brings an in-depth understanding of public markets and has invested in a variety of corporate transactions such as spin-offs, rights offerings, public offerings, privatizations, and mergers & acquisitions. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises, followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. Mr. Blitzer taught courses in Investing at Columbia Business School for five years in the 2010s. He holds an M.B.A. from Columbia Business School and a B.S. from Cornell University where he received the Cornell Tradition Fellowship. Mr. Blitzer is a trustee of Greens Farms Academy in Westport, CT where he is also Treasurer and Chair of the Investment Committee. We believe Mr. Blitzer is well-qualified to serve as a director due to his extensive experience as a director and company advisor, as well as his experience with finance and special purpose acquisition companies.

Kenneth Braithwaite.    At closing, Mr. Braithwaite will serve as a member of the board of directors. Mr. Braithwaite has served as a Senior Advisor to Summa Equity since March of 2021, where he also served as a Consultant and Industrial Advisor from January 2021 until October 2023. Mr. Braithwaite served as a Geopolitical Senior Advisor to Silicon Valley Bank from February 2021 to June 2023, and to Kongsberg Defence since February 2022. He has also served as a senior advisor to Saronic Technologies since October 2022 and Summa Equity since February 2021. He has been a Fellow at the NATO School in Oberammergau, Germany since January of 2021 and a Visiting Fellow at Perry World House at the University of Pennsylvania since September of 2025. He currently serves as the chairman of the board of Fincantieri Marine Group, a position he has held since December 2025, and as a board member of Atom Computing since August 2022. He has also served as Chairman of Blue Forge Alliance since April 2024 and the US Navy Museum Development Foundation since June 2021. Mr. Braithwaite served on the board of directors of Tritium from January 2021 to June 2024. Prior to his advisory roles, Mr. Braithwaite dedicated much of his career to public service, serving as the 77th Secretary of the Navy from May 2020 to January 2021, United States Ambassador to the Kingdom of Norway from May 2018 to May 2020 and as an officer and Naval Aviator of the United States Navy from July 1980 to June 2011, when he retired as Vice Chief of Information at the rank of Rear Admiral. Mr. Braithwaite has also held various leadership roles in the private sector, including with Vizient, Inc., Hospital & Healthsystem Association of Pennsylvania and Ascension Health. Mr. Braithwaite holds a bachelor’s degree from the United States Naval Academy and a master’s degree from the University of Pennsylvania. We believe Mr. Braithwaite is well-qualified to serve as a director due to his extensive business, leadership, aviation and government experience.

Kelyn Brannon.    At closing, Ms. Brannon will serve as a member of the board of directors. Ms. Brannon served as Chief Financial Officer of Celestial AI from June 2024 to February 2, 2026, when she transitioned from the role in connection with Marvell Technology Inc.’s acquisition of the company. Prior to her time at Celestial AI, Ms. Brannon served as Chief Financial Officer at Siprocal from December 2022 to April 2023, and at Astra from December 2020 to November 2022, where she helped take the company public via SPAC merger. Ms. Brannon has decades of experience in corporate leadership, including executive roles at Asure Software, Inc. (Nasdaq: ASUR), Arista Networks, Inc. (NYSE: ANET), Delivery Agent Inc. and more. Earlier in her career, Ms. Brannon served as the first Chief Accounting Officer at Amazon.com, Inc. (Nasdaq: AMZN), where she helped establish the financial and reporting foundation for one of the world’s largest and most complex technology companies. She began her career at Ernst & Young LLP, working in audit and corporate finance during her more than seven years with the firm. Ms. Brannon also served as a board member of iRocket from May 2023 until March 2024. Ms. Brannon holds a bachelor’s degree in Political Science from Murray State University, where she graduated in 1981. We believe Ms. Brannon is well-qualified to serve as a director, given her extensive corporate leadership experience, prior experience as board member and deep familiarity with corporate finance.

Michael Montelongo.    At closing, Mr. Montelongo will serve as a member of the board of directors. Mr. Montelongo has served as President and Chief Executive Officer of GRC Advisory Services, LLC, a board governance firm, since July 2016, and was previously Chief Administrative Officer and Senior Vice President, Public Policy and Corporate Affairs from January 2008 to July 2016 for Sodexo, Inc. (Euronext: SW), a facilities and hospitality outsourcing solutions enterprise. He is a former George W. Bush White House appointee serving as the 19th Assistant Secretary for Financial Management and Assistant Secretary (Chief Financial Officer) of the U.S. Air Force from August 2001 to March 2005. Mr. Montelongo is a lifetime member of the Council on Foreign Relations and was an executive with a global management consulting firm and a regional telecommunications company. He completed a career in the U.S. Army that included line and staff assignments, a Congressional Fellowship in the U.S. Senate and service as an assistant professor teaching economics and political science at West Point. Mr. Montelongo also served as a Lecturer of Business Administration on the Harvard Business School faculty from October 2023 to August 2025, and has served as an Executive Fellow since August 2025. Mr. Montelongo has served on the board of Civeo Corporation (NYSE: CVEO), an accommodation services multinational outsourcing corporation, since August 2021, Palmex I Ltd, a multinational snack pellet producer, since November 2021, and the National Association of Corporate Directors (NACD), the premier director membership and education organization, since July 2023. Mr. Montelongo also served on the board of Conduent Incorporated (NASDAQ: CNDT), an IT business process outsourcing company, from May 2020 to May 2025, and on the board of Herbalife Nutrition Ltd. (NYSE: HLF) from April 2015 until April 2021. Montelongo earned his B.S. from West Point and an M.B.A. from Harvard Business School. We believe Mr. Montelong is well-qualified to serve as a director, given his extensive experience as an executive and director, as well as his substantial government and military experience.

Dr. Robert H. Smith.    At closing, Dr. Robert H. Smith will serve as a member of the board of directors. Dr. Smith has held the roles of Principal at Right Hand Side, a consulting group, and Co-Founder at JATO Foundation since January 2024. Prior to his roles with Right Hand Side and JATO Foundation, Dr. Smith was the Chief Executive Officer of Blue Origin, a space startup, from September 2017 until January of 2024. Dr. Smith also held various leadership roles in the aerospace industry prior to joining Blue Origin, including Honeywell Aerospace — where he served in various roles from July 2004 to August 2017 including CTO & President of Mechanical Systems & Components, — as well as other roles at United Space Alliance and The Aerospace Corporation. Dr. Smith also currently serves as a director at Parsons Corporation (NYSE: PSN), a role he has held since April of 2024 as well as independent director at the additive manufacturing company, Seurat Technologies. Dr. Smith holds a bachelor’s degree from Texas A&M in Aerospace Engineering, a master’s degree from Brown in Applied Math and Engineering, a master’s degree from

MIT’s Sloan School of Management and a PhD in Aerospace Engineering from The University of Texas at Austin. We believe Dr. Smith is well-qualified to serve as a director, given his extensive experience as an executive, as a director and technical expert in the aerospace industry.

Carolyn Trabuco.    At closing, Ms. Trabuco will serve as a member of the board of directors. She has served on the board of USA Rare Earth (Nasdaq: USAR) since March 2025, where she serves as the Chair of the Compensation Committee and as a member of the Audit Committee, and has also served on the board of Inflection Point Acquisition Corp. V (Nasdaq: IPEX) since January 2026. She also currently serves as a board member of Athena Technology Acquisition Corp. II (Nasdaq: ATEK), a position she has held since November 2024. She co-founded Azul Linhas Aéreas Brasileiras SA (NYSE: AZUL), a Brazilian airline, in 2007 and served as a director until April 2025. She also served as a director of Shimmick Corporation (Nasdaq: SHIM) from November 2023 to June 2025, a director of Critical Metals Corp. (Nasdaq: CRML) from November 2022 to December 2024, and a director of Sizzle Acquisition Corp. (Nasdaq: SZZL) from 2022 to 2023. She is also the founder and Chief Executive Officer of Thistledown Advisory Group, LLC, a strategic advisory firm, a position she has held since 2017, and also served as the chief financial officer at Ligilo Inc. (d/b/a Inclusively) from 2021 to 2022. Ms. Trabuco served as Managing Director at Cornerstone Capital Group in 2016, where she created original research in the field of ESG to be used alongside traditional financial analysis. From 2009 to 2014, Ms. Trabuco served as Senior Vice President and Senior Analyst at Phibro Trading LLC and Astenbeck Capital Markets, respectively. Prior to that, Ms. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and in Brazil. Ms. Trabuco began her investment career in Equity Research at Fidelity Investments and later at the Wall Street firms Lehman Brothers, Montgomery Securities and First Union Capital Markets. She is also an adjunct professor of finance at Sacred Heart University, where she has taught since July 2021. Ms. Trabuco holds a bachelor’s degree in art history from Georgetown University and a master’s degree in public administration from Sacred Heart University. We believe Ms. Trabuco is well-qualified to serve as a director, given her extensive experience with public companies, the aviation industry and finance.

Corporate Governance

Composition of the New Merlin Board

Our business and affairs will be managed under the direction of the New Merlin Board. The New Merlin Board will be chaired by Matt George, and includes Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco as members. The New Merlin Board is expected to determine that Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco qualify as independent. Subject to the terms of the Business Combination Agreement, our charter and our bylaws, the number of directors will be fixed by the New Merlin Board.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the New Merlin Board to satisfy its oversight responsibilities effectively in light of its business and structure, the New Merlin Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

In connection with the Business Combination, Inflection Point was granted the right to designate two directors for election to the New Merlin Board, one of which must meet the applicable independence requirements under Nasdaq and SEC rules.

Director Independence

Under our Corporate Governance Guidelines and the Nasdaq rules, a director is not independent unless the Board of Directors affirmatively determines that s/he does not have a direct or indirect material relationship with New Merlin or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq rules.

The New Merlin Board will undertake a review of its composition, the composition of its committees and the independence of its directors and consider whether any director has a material relationship with New Merlin that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the New Merlin Board is expected to determine that Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco of New Merlin’s directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq rules. In making these determinations, the New Merlin Board will consider the relationships that each non-employee director has with New Merlin and all other facts and circumstances the New Merlin Board deemed relevant in determining their independence, including the director’s beneficial ownership of New Merlin’s common stock.

Committees of the New Merlin Board

The New Merlin Board will direct the management of its business and affairs, as provided by Delaware law, and conducts its business through meetings of the New Merlin Board and standing committees. The New Merlin Board will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the New Merlin Board when the New Merlin Board deems it necessary or advisable to address specific issues. Copies of New Merlin’s committee charters will be posted on New Merlin’s website, https://merlinlabs.com/, as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, Inflection Point’s, Merlin’s and New Merlin’s website is not part of, and is not incorporated into, this proxy statement/prospectus or the registration statement of which it forms a part.

Audit Committee

New Merlin’s audit committee will be responsible for, among other things:

•        overseeing New Merlin’s accounting and financial reporting process;

•        appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•        discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•        pre-approving all audit and non-audit services provided to us by our independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

•        reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;

•        discussing our risk management policies;

•        reviewing and approving or ratifying any related person transactions;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        preparing the audit committee report required by SEC rules.

Our audit committee is expected to consist of Kelyn Brannon, Michael Montelongo and Carolyn Trabuco, with Kelyn Brannon serving as chair. All members of our audit committee will meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. The New Merlin Board expects to affirmatively determine that each member of the audit committee qualifies as “independent” under Nasdaq’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable to audit committee members. In addition, the New Merlin Board expects to determine that Kelyn Brannon qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•        reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting our Chief Executive Officer’s compensation;

•        reviewing and setting or making recommendations to the New Merlin Board regarding the compensation of our other executive officers;

•        reviewing and making recommendations to the New Merlin Board regarding director compensation;

•        reviewing and approving or making recommendations to the New Merlin Board regarding our incentive compensation and equity-based plans and arrangements;

•        appointing and overseeing any compensation consultants;

•        reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•        preparing the annual compensation committee report required by SEC rules, to the extent required.

Our compensation committee is expected to consist of Kelyn Brannon, Dr. Robert H. Smith and Carolyn Trabuco, with Carolyn Trabuco serving as chair. The New Merlin Board expects to determine that Kelyn Brannon, Dr. Robert H. Smith and Carolyn Trabuco qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members and each member of the compensation committee is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•        identifying individuals qualified to become members of the New Merlin Board and ensure the New Merlin Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

•        recommending to the New Merlin Board the persons to be nominated for election as directors and to each committee of the New Merlin Board;

•        developing and recommending to the New Merlin Board corporate governance guidelines, and reviewing and recommending to the New Merlin Board proposed changes to our corporate governance guidelines from time to time; and

•        overseeing the annual evaluations of the New Merlin Board, its committees and management.

Our nominating and corporate governance committee is expected to consist of Michael Blitzer, Kenneth Braithwaite and Michael Montelongo, with Michael Blitzer serving as chair.

The New Merlin Board may from time to time establish other committees.

Code of Ethics

In connection with the Closing, New Merlin will adopt a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website, https://merlinlabs.com/.

We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

No anticipated member of the compensation committee was at any time during the fiscal year 2025, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee. We are not aware of any compensation committee interlocks.

SECURITIES ACT RESTRICTIONS ON RESALE OF THE COMPANY’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Merlin Common Stock for at least six months would be entitled to sell their securities, provided that (a) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (b) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as the Company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Merlin Common Stock for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of New Merlin Common Stock then outstanding (as of the date of this proxy statement/prospectus, Inflection Point has 33,758,333 Inflection Point Ordinary Shares outstanding); or

•        the average weekly reported trading volume of the New Merlin Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Founder Shares pursuant to Rule 144 without registration one year after the Closing.

Inflection Point anticipates that following the Closing, the Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See the section entitled “Description of Inflection Point’s and the Company’s Securities — Investor Registration Rights”

SHAREHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Merlin Board or any authorized committee of the New Merlin Board, (b) otherwise properly brought before such meeting by or at the direction of the New Merlin Board or the chairperson of the New Merlin Board, or (c) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of New Merlin Common Stock at the time of giving the notice, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for the Company’s annual meeting of stockholders, a stockholder’s notice must be delivered to the Company’s secretary at the Company’s principal executive offices:

•        not later than the 90th day; and

•        not earlier than the 120th day,

prior to the first anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or the Company holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, to be timely, notice of a stockholder proposal must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

We currently anticipate the 2026 annual meeting of stockholders of the Company will be held on            , 2026. Notice of a nomination or proposal must be delivered to the Company no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of the date of the 2026 annual meeting is made. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal (other than nominations) to be included in the proxy statement and proxy card for the 2026 annual extraordinary general meeting pursuant to Rule 14a-8 must be received at the Company’s principal office at a reasonable time before the Company begins to print and send its proxy materials and must comply with Rule 14a-8.

A stockholder will update and supplement its notice to the Company’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement will be delivered to, or mailed and received by, the Company’s secretary not later than 5 days after the record date for notice of the extraordinary general meeting(in the case of the update and supplement required to be made as of such record date), and not later than 10 days prior to the date for the extraordinary general meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the extraordinary general meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 15 business days prior to the extraordinary general meeting or any adjournment or postponement thereof).

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to the Company’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by the Company’s secretary within the time periods described above under the section of this proxy statement/prospectus entitled “— Stockholder Proposals”.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Inflection Point Board, any committee chairperson or the non-management directors as a group by writing to the Inflection Point Board or committee chairperson in care of Inflection Point Acquisition Corp. IV, 1345 Avenue of the Americas, Fl 47, New York, New York 10105. Following the Closing, such communications should be sent to New Merlin Labs, 129 South Street, Boston, MA 02111. Each communication will be forwarded, depending on the subject matter, to the New Merlin Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the securities of the Company to be issued in connection with the Domestication and upon certain U.S. federal income tax consequences to Inflection Point’s shareholders as a result of the Business Combination and the Domestication.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Inflection Point Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of Inflection Point Acquisition Corp. IV, as of December 31, 2024, and for the period from June 24, 2024 (inception) through December 31, 2024, included in this proxy statement/prospectus have been audited by WithumSmith+Brown PC, independent registered public accounting firm, as stated in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Merlin Labs, Inc. and its subsidiaries as of December 31, 2024 and 2023 and for each of the years then ended, included in this proxy statement/prospectus and in the Registration Statement have been audited by HORNE LLP (now BDO USA, P.C.), an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

FINANCIAL DISCLOSURE

During the two most recent fiscal years and the subsequent interim period through the date of this proxy statement/prospectus, Merlin Labs, Inc. has not dismissed or engaged any independent registered public accounting firm, and has had no disagreements with its independent registered public accounting firm on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that, if not resolved to the satisfaction of such accounting firm, would have caused it to make reference to the subject matter of the disagreement in connection with its report on Merlin’s financial statements. Merlin’s consolidated financial statements as of and for the years ended December 31, 2024 and 2023 included in this proxy statement/prospectus have been audited HORNE LLP (now BDO USA, P.C.), an independent registered public accounting firm, as stated in its report included elsewhere herein.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Inflection Point and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Inflection Point’s annual report to shareholders and Inflection Point’s proxy statement. Upon written or oral request, Inflection Point will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Inflection Point deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Inflection Point deliver single copies of such documents in the future. Shareholders may notify Inflection Point of their requests by calling or writing Inflection Point at its principal executive offices at 1345 Avenue of the Americas, Fl 47, New York, New York 10105 or (212) 984-3835.

ENFORCEABILITY OF CIVIL LIABILITY

Inflection Point is a Cayman Islands exempted company. If Inflection Point does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Inflection Point. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Inflection Point in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Inflection Point may be served with process in the United States with respect to actions against Inflection Point arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Inflection Point’s securities by serving Inflection Point’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

Inflection Point has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Inflection Point files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Inflection Point at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Inflection Point has been supplied by Inflection Point, and all such information relating to Merlin has been supplied by Merlin, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of Inflection Point for the extraordinary general meeting. Inflection Point has not authorized anyone to give any information or make any representation about the Business Combination, Inflection Point or Merlin that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Inflection Point Acquisition Corp. IV
1345 Avenue of the Americas, Fl 47
New York, NY 10105
212-984-3835

If you are a shareholder of Inflection Point and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Inflection Point, Inflection Point will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

INDEX TO FINANCIAL STATEMENTS

INFLECTION POINT ACQUISITION CORP. IV UNAUDITED FINANCIAL STATEMENTS

Page
Condensed Consolidated Balance Sheets as of September 30, 2025 (Unaudited) and December 31, 2024	F-2
Condensed Statements of Operations for the Three and Nine Months Ended September 30, 2025 and for the Period from June 24, 2024 (Inception) through September 30, 2024 (Unaudited)	F-3
Condensed Statements of Changes in Shareholders’ Deficit for the Three and Nine Months Ended September 30, 2025 and for the Period from June 24, 2024 (Inception) through September 30, 2024 (Unaudited)	F-4
Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2025 and for the Period from June 24, 2024 (Inception) through September 30, 2024 (Unaudited)	F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6

BLEICHROEDER ACQUISITION CORP. I AUDITED FINANCIAL STATEMENTS

MERLIN LABS, INC. UNAUDITED FINANCIAL STATEMENTS

MERLIN LABS, INC. AUDITED FINANCIAL STATEMENTS

INFLECTION POINT ACQUISITION CORP. IV
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2025 (Unaudited)	December 31, 2024

ASSETS
Current assets
Cash	$1,049,403	$2,107,309
Prepaid expenses	23,592	23,150
Short-term prepaid insurance	256,563	181,563
Total current assets	1,329,558	2,312,022
Long-term prepaid insurance	15,130	151,302
Investments held in Trust Account	259,730,180	251,756,198
TOTAL ASSETS	$261,074,868	$254,219,522

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$2,049,541	$3,451
Accrued offering costs	75,000	75,000
Cash underwriting fee payable	1,000,000	1,000,000
Total current liabilities	3,124,541	1,078,451
Deferred underwriting fee payable	8,750,000	8,750,000
TOTAL LIABILITIES	11,874,541	9,828,451

COMMITMENTS AND CONTINGENCIES (Note 6)

Class A ordinary shares subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 25,000,000 shares issued and outstanding, at redemption value of approximately $10.39 and $10.07 per share at September 30, 2025 and December 31, 2024, respectively	259,730,180	251,756,198

SHAREHOLDERS’ DEFICIT

Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding at September 30, 2025 and December 31, 2024	—	—
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 425,000 issued and outstanding at September 30, 2025 and December 31, 2024 (excluding 25,000,000 shares subject to possible redemption), respectively	43	43
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 8,333,333 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	833	833
Additional paid-in capital	—	—
Accumulated deficit	(10,530,729)	(7,366,003)
TOTAL SHAREHOLDERS’ DEFICIT	(10,529,853)	(7,365,127)
TOTAL LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$261,074,868	$254,219,522

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. IV
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30, 2025	For the Period from June 24, 2024 (Inception) Through September 30, 2024
	2025	2024
General and administrative expenses	$2,615,816	$47,447	$3,212,856	$77,427
Loss from operations	(2,615,816)	(47,447)	(3,212,856)	(77,427)

OTHER INCOME
Interest earned on bank account	14,040	—	48,130	—
Interest earned on investments held in Trust Account	2,685,470	—	7,973,982	—
Total other income	2,699,510	—	8,022,112	—

NET INCOME (LOSS)	$83,694	$(47,447)	$4,809,256	$(77,427)

Weighted average shares outstanding of Class A ordinary shares	25,000,000	—	25,000,000	—
Basic and diluted net income (loss) per ordinary share, Class A ordinary shares	$0.00	$—	$0.14	$—
Weighted average shares outstanding of Class B ordinary shares	8,333,333	8,333,333	8,333,333	8,333,333
Basic and diluted net income (loss) per ordinary share, Class B ordinary shares	$0.00	$(0.01)	$0.14	$(0.01)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. IV
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2025	425,000	$43	8,333,333	$833	$—	$(7,366,003)	$(7,365,127)

Accretion for Class A ordinary shares to redemption amount	—	—		—	—	(2,636,302)	(2,636,302)
Net income	—	—	—	—	—	2,416,719	2,416,719
Balance – March 31, 2025 (unaudited)	425,000	43	8,333,333	833	—	(7,585,586)	(7,584,710)

Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(2,652,210)	(2,652,210)
Net income	—	—	—	—	—	2,308,843	2,308,843
Balance – June 30, 2025 (unaudited)	425,000	43	8,333,333	833	—	(7,928,953)	(7,928,077)

Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(2,685,470)	(2,685,470)
Net income	—	—	—	—	—	83,694	83,694
Balance – September 30, 2025 (unaudited)	425,000	$43	8,333,333	$833	$—	$(10,530,729)	$(10,529,853)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND
FOR THE PERIOD FROM JUNE 24, 2024 (INCEPTION) THROUGH SEPTEMBER 30, 2024

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – June 24, 2024 (Inception)	—	$—	—	$—	$—	$—	$—

Class B ordinary shares issued to Sponsor	—	—	9,583,333	958	24,042	—	25,000
Net loss	—	—	—	—	—	(29,980)	(29,980)
Balance – June 30, 2024	—	—	9,583,333	958	24,042	(29,980)	(4,980)

Net loss	—	—	—	—	—	(47,447)	(47,447)
Balance – September 30, 2024 (unaudited)	—	$—	9,583,333	$958	$24,042	$(77,427)	$(52,427)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. IV
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

Cash flows from operating activities:	For the Nine Months Ended September 30, 2025	For the Period from June 24, 2024 (Inception) Through September 30, 2024
Net income (loss)	$4,809,256	$(77,427)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Formation costs paid by Sponsor in exchange for issuance of Class B ordinary shares	—	9,153
Interest earned on marketable securities held in Trust Account	(7,973,982)	—
Payment of expenses through promissory note – related party	—	62,741
Changes in operating assets and liabilities:
Prepaid expenses	(442)	—
Prepaid Insurance	61,172	—
Accrued expenses	2,046,090	5,533
Net cash used in operating activities	(1,057,906)	—

Net change in cash	(1,057,906)	—
Cash – beginning of period	2,107,309	—
Cash – end of period	$1,049,403	$—

Non-Cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$—	$84,289
Deferred offering costs paid through promissory note – related party	$—	$193,900
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$15,847
Prepaid services paid by Sponsor through the promissory note – related party	$—	$1,170

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I, the “Company”) is a blank check company incorporated as a Cayman Islands exempted corporation on June 24, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”).

On August 13, 2025 (the “Signing Date”), the Company entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merlin Labs Business Combination Agreement”), by and among the Company, IPDX Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Inflection Point (“Merger Sub”), and Merlin Labs, Inc., a Delaware corporation (“Merlin Labs”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Merlin Labs, with Merlin Labs continuing as the surviving company (the “Merger”). The transactions contemplated by the Merlin Labs Business Combination Agreement are referred to herein as the “Merlin Labs Business Combination.”

Merger Sub was incorporated on August 8, 2025 for the sole purposes of effecting the Merlin Labs Business Combination.

As of September 30, 2025, the Company had not commenced any operations. All activity for the period from June 24, 2024 (inception) through September 30, 2025 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on October 31, 2024. On November 4, 2024, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units”) at $10.00 per Unit, generating gross proceeds of $250,000,000, which is described in Note 3. Each Unit consists of one Class A ordinary share (the “Public Shares”) and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination (“Public Right”). Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 425,000 private placement units (each, a “Private Placement Unit”) at a price of $10.00 per Private Placement Unit in a private placement to Bleichroeder Sponsor 1 LLC (the “Sponsor”), generating gross proceeds of $4,250,000, which is described in Note 4. Each Private Placement Unit consists of one Class A ordinary share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination (“Private Placement Right”).

Transaction costs amounted to $11,403,592, consisting of $2,000,000 of cash underwriting fee, $8,750,000 of deferred underwriting fee, and $653,592 of other offering costs.

On November 21, 2024, the Company announced that, commencing on December 2, 2024, the holders of the Units, each Unit consisting of one Class A ordinary share of the Company, and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Company’s initial Business Combination, may elect to separately trade the Class A ordinary shares and the rights included in the Units. Any Units not separated will continue to trade on the Nasdaq Global Market under the symbol “BACQU.” The Class A Ordinary shares and the rights trade on the Nasdaq Global Market under the symbols “BACQ” and “BACQR,” respectively. Holders of Units need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Units into Class A ordinary shares and rights.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the Initial Public Offering on November 4, 2024, an amount of $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units, and a portion of the net proceeds from the sale of the Private Placement Units, was placed in the trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee. The funds are held in mutual funds composed of U.S. treasury securities meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on the management team’s ongoing assessment of all factors related to the Company’s potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, the proceeds from the Initial Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Initial Public Offering or by such earlier liquidation date as the Company’s board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations.

The ordinary shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less the amount of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private placement shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any Founder Shares or private placement shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

Management Changes

Effective July 10, 2025, (i) Marcello Padula resigned as Chief Financial Officer, (ii) Michael Blitzer, Robert Folino and Kevin Shannon were appointed as President and Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, (iii) Nazim Cetin and Pierre Weinstein resigned from the Company’s board of directors (the “Board”) and the Audit Committee of the Board and (iv) the Board appointed incumbent directors Joseph Samuels and Antoine Theysset to the Audit Committee. Mr. Blitzer was also appointed to the Board. In connection with their appointments, each of Mr. Blitzer, Mr. Folino and Mr. Shannon signed a joinder to that certain letter agreement dated as of October 31, 2024, by and among the Company, its officers, its directors and the Sponsor, pursuant to which,

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

among other things, the signatories agreed to waive certain redemption rights and to vote any ordinary shares of Company they hold in favor of an initial Business Combination. Each of Mr. Blitzer, Mr. Folino and Mr. Shannon also entered into a standard indemnity agreement with the Company.

Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Fund I LP, which is a member of the Company’s Sponsor.

Merlin Labs Business Combination

On the Signing Date, the Company entered into the Merlin Labs Business Combination Agreement, by and among the Company, Merger Sub, and Merlin Labs, pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Merlin Labs, with Merlin Labs continuing as the surviving company. The combined company’s business will continue to operate through Merlin Labs and its subsidiaries. In connection with the closing of the Merlin Labs Business Combination (the “Closing”), the Company will change its name to Merlin Labs, Inc. (such company after the closing of the Merlin Labs Business Combination, “New Merlin Labs”).

The Domestication

The Company will, subject to obtaining the required shareholder approvals change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”, and Inflection Point after the Domestication, “Post-Domestication Inflection Point”). In connection with the completion of the Merlin Labs Business Combination, the Company will provide the holders of its Public Shares (the “Public Shareholders”) the opportunity to redeem their Public Shares on the terms and conditions set forth in the Merlin Labs Business Combination Agreement and the Company’s governing documents. The Company will complete the Redemption of properly tendered Public Shares at least one day prior to the Domestication.

Subject to the satisfaction or waiver of the conditions of the Merlin Labs Business Combination Agreement, including approval of the Company’s shareholders, (a) immediately prior to the Domestication, pursuant to that certain Sponsor Support Agreement, dated as of August 13, 2025 (the “Sponsor Support Agreement”), by and among the Company, Merlin Labs, the Sponsor, and Inflection Point Fund I, LP, a Delaware limited partnership (“Inflection Point Fund”), the holders of the Founder Shares (such holders, the “Class B Shareholders”), will elect to convert each Founder Share, on a one-for-one basis, into a Class A Ordinary Share (the “Sponsor Share Conversion”); (b) in connection with the Domestication, (i) each of the then issued and outstanding Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Post-Domestication Inflection Point (the “New Merlin Labs Common Stock”); (ii) each of the then issued and outstanding Rights will convert automatically into a right of Post-Domestication Inflection Point (each right, a “Post-Domestication Right”); and (iii) each of the then issued and outstanding Units will convert automatically into a unit of Post-Domestication Inflection Point, consisting of one share of New Merlin Labs Common Stock and one Post-Domestication Right.

The Merger and Consideration

Upon the terms and subject to the satisfaction or waiver of the conditions of the Merlin Labs Business Combination Agreement, immediately prior to the effective time of the Merger (the “Effective Time”):

(1)    each convertible security of Merlin Labs (other than the Pre-Funded Convertible Notes (as defined below)) that is outstanding immediately prior to the Effective Time, to the extent applicable, will automatically convert in full into shares of preferred stock or common stock of Merlin Labs (“Merlin Labs Common Stock”), in accordance with the terms thereof;

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

(2)    each warrant of Merlin Labs exercisable for the preferred stock of Merlin Labs that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full;

(3)    immediately after giving effect to the conversions and exercises set forth in clauses (1) and (2) above, each issued and outstanding share of preferred stock of Merlin Labs (including each share of preferred stock issued upon the conversions and exercises described in clauses (1) and (2) above) will automatically convert into such number of shares of Merlin Labs Common Stock into which such shares of preferred stock of Merlin Labs, as applicable, are convertible in connection with the Merger pursuant to the organizational documents of Merlin Labs; and

(4)    each warrant of Merlin Labs (other than the Pre-Funded Convertible Series A Preferred Stock Investor Warrants (as defined below)) exercisable for Merlin Labs Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

In connection with the transactions contemplated by the Merlin Labs Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin Labs entered into certain convertible note purchase agreements (the “Pre-PIPE Note Purchase Agreements”) and securities purchase agreement (the “Pre-PIPE Securities Purchase Agreements” and together with the Pre-PIPE Note Purchase Agreements, the “Pre-PIPE Investment Agreements”), respectively, with certain accredited investors named therein (collectively, the “Pre-PIPE Investors”). Pursuant to the Pre-PIPE Investment Agreements, the Pre-PIPE Investors agreed, among other things, to purchase, and Merlin Labs issued and sold, an aggregate of approximately $78 million of convertible promissory notes (the “Pre-Funded Convertible Notes”) and warrants (the “Pre-Funded Convertible Note Investor Warrants”), substantially concurrently with the execution and delivery of the Merlin Labs Business Combination Agreement (such investment contemplated by the Pre-PIPE Investment Agreements, the “Pre-Funded Note Investment”).

Pursuant to the Merlin Labs Business Combination Agreement, the aggregate consideration (the “Aggregate Consideration”) to be paid to the holders of securities of Merlin Labs (the “Merlin Labs Equity Holders”) (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Convertible Note Investor Warrants in respect of those securities) in, or in connection with, the Merger shall be the number of shares of New Merlin Labs Common Stock equal to the quotient of: (a) $800,000,000 (the “Purchase Price”), divided by (b) the price at which each Public Share may be redeemed in connection with the extraordinary general meeting to be held to approve the Merlin Labs Business Combination.

The consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note (the “Convertible Note Consideration”) shall be a number of shares of New Merlin Labs’ 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-PIPE Note Purchase Agreements), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-PIPE Securities Purchase Agreements).

The consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note Investor Warrant (the “Pre-Funded Convertible Note Investor Warrant Consideration”) shall be one or more warrants to purchase a number of shares of New Merlin Labs Common Stock (“New Merlin Labs Series A Investor Warrants”) equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Convertible Note Investor Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Upon the terms and subject to the satisfaction or waiver of the conditions of the Merlin Labs Business Combination Agreement, at the Effective Time:

(1)    each share of Merlin Labs Common Stock that is owned by the Company, Merger Sub, or Merlin Labs immediately prior to the Effective Time (each, an “Excluded Share”) will be canceled and shall cease to exist and no consideration will be delivered in exchange therefor;

(2)    each share of Merlin Labs Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be canceled and converted into the right to receive a number of shares of New Merlin Labs Common Stock equal to the Aggregate Consideration divided by the fully diluted capital of Merlin Labs, which is the sum (without duplication) of the aggregate number of shares of Merlin Labs Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued upon conversion of all issued and outstanding preferred stock of Merlin Labs, as applicable, and excluding securities underlying the Pre-Funded Convertible Notes or Pre-Funded Convertible Note Investor Warrant), (ii) issuable upon full exercise of all issued and outstanding options of Merlin Labs, and (iii) issuable upon full settlement of all issued and outstanding Merlin Labs RSU (as defined below) (such conversion ratio, the “Exchange Ratio”);

(3)    each option to purchase equity securities of Merlin Labs (“Merlin Labs Option”) will automatically cease to represent an option to purchase Merlin Labs Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option to acquire that number of New Merlin Labs Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Merlin Labs Common Stock subject to such Merlin Labs Option and (B) the Exchange Ratio, at an exercise price per share of Merlin Labs Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Merlin Labs Common Stock of such Merlin Labs Option by (y) the Exchange Ratio;

(4)    each restricted stock unit in respect of equity securities of Merlin Labs, granted pursuant to the 2018 Equity Incentive Plan of Merlin Labs after the date of the Business Combination Agreement and prior to the Effective Time (“Merlin Labs RSU”), will cease to represent a right to acquire shares of Merlin Labs Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into a restricted stock unit representing the right to acquire that number of New Merlin Labs Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Merlin Labs Common Stock subject to such Merlin Labs RSU and (B) the Exchange Ratio;

(5)    each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Convertible Note Consideration;

(6)    each Pre-Funded Convertible Note Investor Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Convertible Note Investor Warrant Consideration; and

(7)    (x) each then issued and outstanding Post-Domestication Right shall convert automatically into one-tenth of one share of New Merlin Labs Common Stock, pursuant to that certain Rights Agreement, dated as of October 31, 2024, by and between Inflection Point and the right agent with any fractional shares of New Merlin Labs Common Stock to be issued in connection with such conversion rounded down to the nearest whole share; and (y) each then issued and outstanding Post-Domestication Unit shall be canceled and will thereafter entitle the holder thereof to one and one-tenth (1.1) shares of New Merlin Labs Common Stock, with any fractional shares of New Merlin Labs Common Stock to be issued in connection with such separation rounded down to the nearest whole share.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Closing Conditions

The obligations of the Company and Merlin Labs to consummate the Merlin Labs Business Combination are subject to the satisfaction or waiver of other customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by the Company’s shareholders of (A) the Merlin Labs Business Combination Agreement and Merlin Labs Business Combination in accordance with applicable law and exchange rules and regulations, (B) the Domestication, (C) the proposed charter and the bylaws of New Merlin Labs upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) the issuance of shares of New Merlin Labs Common Stock, Series A Preferred Stock and Series A Preferred Investor Warrants, as required by Nasdaq Listing Rule 5635, (E) the equity incentive plan and employee stock purchase plan of New Merlin Labs as described in the Merlin Labs Business Combination Agreement, (F) the appointment of director nominees in accordance with the terms in the Merlin Labs Business Combination Agreement, (G) any other proposals as the SEC (or staff member thereof) may indicate are necessary, (H) any other proposals as reasonably agreed to by the parties to the Merlin Labs Business Combination Agreement to be necessary or appropriate in connection with the Merlin Labs Business Combination, and (I) adjournment of the extraordinary general meeting (as defined below) to a later date or dates, if necessary or convenient, in the reasonable determination of the chairman of the Company, to (x) permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the foregoing, (y) if the Company determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (z) to facilitate the Domestication, the Merger or any other transactions contemplated by the Merlin Labs Business Combination Agreement and ancillary documents (such proposals in (A) through (I), together, the “Transaction Proposals”), (ii) the approval of the Merlin Labs Business Combination Agreement and the Merlin Labs Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Merlin Labs, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Merlin Labs and applicable law, (iii) no adverse law or order, (iv) the registration statement covering the becoming effective, (v) approval of the listing of the New Merlin Labs Common Stock on the Nasdaq Stock Market LLC, subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Merlin Labs Business Combination Agreement, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act with respect to the Merlin Labs Business Combination, (viii) the completion of the Domestication, and (ix) duly executed pay-off letters certifying certain indebtedness of Merlin Labs and its subsidiaries, as specified in the Merlin Labs Business Combination Agreement, shall have been paid off, to the extent it is paid off pursuant to the Merlin Labs Business Combination Agreement.

Sponsor Support Agreement

Concurrently with the execution of the Merlin Labs Business Combination Agreement, the Company entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Merlin Labs, the Sponsor and Inflection Point Fund (each a “Restricted Holder” and together, the “Restricted Holders”), pursuant to which each Restricted Holder agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Merlin Labs Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Merlin Labs Business Combination Agreement and the Merlin Labs Business Combination; (iii) vote against any change in the business, management, or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Merlin Labs Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Merlin Labs Business Combination Agreement or the Merlin Labs Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merlin Labs Business Combination Agreement, (C) result in any of the closing conditions of the Merlin Labs Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Company. In addition, pursuant to the Sponsor Support Agreement, each Restricted Holder, severally, agreed to waive, subject to the consummation of the Merlin Labs Business Combination, any and all anti-dilution rights with respect to the rate that the Class B Ordinary Shares convert into the Class A Ordinary Shares in connection with the transactions contemplated by the Merlin Labs Business Combination Agreement.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Merlin Labs Business Combination Agreement, the holders of equity securities of Merlin Labs (the “Merlin Labs Stockholders”) and Merlin Labs entered into the Voting and Support Agreement (the “Stockholder Voting and Support Agreement”), pursuant to which Merlin Labs Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Merlin Labs Business Combination Agreement and the consummation of the Merlin Labs Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Merlin Labs Business Combination Agreement and the Merlin Labs Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Merlin Labs; (d) against any change in the business or board of directors of Merlin Labs (other than pursuant to the Merlin Labs Business Combination Agreement or the Ancillary Documents (as defined in the Merlin Labs Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Merlin Labs Business Combination Agreement or the Merlin Labs Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Merlin Labs under the Merlin Labs Business Combination Agreement, (C) result in any of the closing conditions of the Merlin Labs Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Merlin Labs Stockholder contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Merlin Labs and (f) to convert all outstanding shares of preferred stock of Merlin Labs into Merlin Labs Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Merlin Labs Business Combination, in accordance with the organizational documents of Merlin Labs.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Merlin Labs Business Combination Agreement or the liquidation of Merlin Labs, no Merlin Labs Stockholder shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Merlin Labs and the Company, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, each Merlin Labs Stockholder has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Merlin Labs or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Merlin Labs Business Combination Agreement or the Merlin Labs Business Combination. Each Merlin Labs Stockholder has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Merlin Labs Business Combination that they may have in respect of the Subject Securities.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Series A Preferred Stock Investment

In connection with the transactions contemplated by the Merlin Labs Business Combination Agreement, on the Signing Date, the Company, Merlin Labs and the accredited investor named therein, (the “Series A Preferred Stock Investor”) entered into a Securities Purchase Agreement (the “Series A SPA”). Pursuant to the Series A SPA, the Series A Preferred Stock Investor has agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Merlin Labs Series A Investor Warrant to purchase a number of shares of New Merlin Labs Common Stock equal to the amount of shares into which such shares of New Merlin Labs Common Stock underlying the Series A Preferred Stock are initially convertible, for an aggregate purchase price of $50,000,000 (the “Series A Preferred Stock Investment”). Each share of Series A Preferred Stock will have a stated value of $12.00.

The Series A SPA includes customary representations and warranties from Merlin Labs, the Company and the Series A Preferred Stock Investor and is subject to customary closing conditions. The Series A SPA also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Merlin Labs Common Stock issuable upon conversion of the New Merlin Labs Series A Preferred Stock and New Merlin Labs Common Stock underlying any New Merlin Labs Series A Investor Warrant will be “Registrable Securities” under a registration rights agreement.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in unaudited condensed consolidated financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2024 Annual Report on Form 10-K as filed with the SEC on March 10, 2025. The interim results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future periods.

Liquidity, Capital Resources and Going Concern

As of September 30, 2025, the Company had $1,049,403 cash and a working capital deficit of $1,794,983.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Going Concern,” as of September 30, 2025, the Company may need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Additionally, if a Business Combination is not consummated by the end of the Combination Period, currently November 6, 2026, there will be a mandatory liquidation and subsequent dissolution of the Company. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Combination Period. The Company’s liquidity condition and mandatory liquidation within one year of the issuance of these unaudited condensed financial statements raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Business Combination. However, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period.

The Company’s liquidity condition and mandatory liquidation within one year raises substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the accompanying condensed financial statements are issued. Management plans to address this uncertainty through a Business Combination. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Combination Period. The Company intends to complete the initial Business Combination before the end of the Combination Period. However, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period.

Principles of Consolidation

On August 8, 2025, Merger Sub was incorporated.

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

the Company’s unaudited condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,049,403 and $2,107,309 in cash as of September 30, 2025 and December 31, 2024, respectively. The Company had no cash equivalents as of September 30, 2025 and December 31, 2024.

Investments Held in Trust Account

As of September 30, 2025 and December 31, 2024, the assets held in the Trust Account, amounting to $259,730,180 and $251,756,198, were held in mutual funds composed of U.S. treasury securities, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, ”Expenses of Offering.” Offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and Public Rights, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the Public Rights and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary share subject to possible redemption were charged to temporary equity and offering costs allocated to the Public Rights and Private Placement Units were charged to shareholders’ deficit as the Public Rights and Private Placement Units, after management’s evaluation, were accounted for under equity treatment.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed consolidated balance sheets, primarily due to their short-term nature.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the unaudited condensed consolidated financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the unaudited condensed consolidated financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2025 and December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Rights

The Company accounts for the Public Rights and Private Placement Rights issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the rights under equity treatment at their assigned values.

The Public Rights have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the level 3 valuation of the Public Rights:
November 4, 2024
Underlying share price	$9.95
Pre-adjusted value per share right	$1.00
Market adjustment(1)	3.0%
Fair value per share right	$0.03

____________

(1)      Market adjustment reflects additional factors not fully captured by low volatility selection, which may include likelihood of Business Combination occurring, market perception of lack of available or suitable targets, or possible post-acquisition decline of stock price prior to beginning of the exercise period. The adjustment is determined by comparing traded rights prices to simulated model outputs.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent deficit as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of September 30, 2025 and December 31, 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed consolidated balance sheets. As of September 30, 2025 and December 31, 2024, the Class A ordinary shares subject to possible redemption reflected in the condensed consolidated balance sheets are reconciled in the following table:
Gross proceeds	$250,000,000
Less:
Proceeds allocated to Public Rights	(750,000)
Class A ordinary shares issuance costs	(11,358,489)
Plus:
Remeasurement of carrying value to redemption value	13,864,687
Class A ordinary shares subject to possible redemption, December 31, 2024	251,756,198
Plus:
Remeasurement of carrying value to redemption value	2,636,302
Class A ordinary shares subject to possible redemption, March 31, 2025	254,392,500
Plus:
Remeasurement of carrying value to redemption value	2,652,210
Class A ordinary shares subject to possible redemption, June 30, 2025	257,044,710
Plus:
Remeasurement of carrying value to redemption value	2,685,470
Class A ordinary shares subject to possible redemption, September 30, 2025	$259,730,180

Net Income (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from income per ordinary share as the redemption value approximates fair value.

The calculation of diluted income (loss) per ordinary share does not consider the effect of the Rights issued in connection with the (i) IPO, and (ii) the private placement since the exercise of the Rights is contingent upon the occurrence of future events. The Rights are exercisable to purchase 20,150,000 Class A ordinary shares in the aggregate. As of September 30, 2025 and December 31, 2024, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
	For the Three Months Ended September 30,				For the Nine Months Ended September 30,		For the Period from June 24, 2024 (Inception) Through September 30,
	2025		2024		2025		2024
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss)	$62,771	$20,923	$—	$(47,447)	$3,606,942	$1,202,314	$—	$(77,427)
Denominator:
Basic and diluted weighted average shares outstanding	25,000,000	8,333,333	—	8,333,333	25,000,000	8,333,333	—	8,333,333
Basic and diluted net income (loss) per ordinary share	$0.00	$0.00	$—	$(0.01)	$0.14	$0.14	$—	$(0.01)

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 at inception and the amendments will be applied retrospectively to all prior periods presented in the accompanying condensed consolidated financial statements.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

In the Initial Public Offering closed on November 4, 2024, the Company sold 25,000,000 Units at a price of $10.00 per Unit. Each Unit has a price of $10.00 and consists of one Class A ordinary share and one Public Right entitling the holder thereof to receive one tenth (1/10) of one Class A ordinary share upon the consummation of an initial Business Combination.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 425,000 Private Placement Units, at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,250,000. Each Private Placement Unit consists of one Class A ordinary share and one Private Placement Right. Inflection Point Fund I LP (an affiliate of a member of the Company’s management) (“Inflection Point”), indirectly purchased, through the purchase of non-managing sponsor membership interests, all 425,000 of the Private Placement Units at a price of $10.00 per unit ($4,250,000 in the aggregate) in the private placement. Subject to Inflection Point purchasing, through the Sponsor, the Private Placement Units allocated to it in connection with the closing of the Initial Public Offering, the

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 4. PRIVATE PLACEMENT (cont.)

Sponsor issued membership interests at a nominal purchase price to Inflection Point reflecting interests in an aggregate of 5,266,667 founder shares held by the Sponsor. In addition, it is expected that as a non-managing member of the Sponsor group, Inflection Point can assist the Sponsor in administrative and ongoing efforts related to the completion of the Business Combination.

The Private Placement Units are identical to the public Units sold in the Initial Public Offering except that, so long as they are held by the Sponsor or their permitted transferees, the Private Placement Units (including their component securities) (i) may not (including the Class A ordinary shares issuable upon conversion of these Private Placement Rights), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination and (ii) are entitled to registration rights.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares or private placement shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On June 25, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of the Company’s deferred offering costs and expenses, for which the Company issued 7,187,500 founder shares to the Sponsor. On October 2, 2024, the Company capitalized and issued an additional 2,395,833 founder shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 founder shares (up to 1,250,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised), for a purchase price of approximately $0.003 per share. On November 4, 2024, the underwriters forfeited their over-allotment option to purchase up to an additional 3,750,000 units. As a result of the over-allotment option forfeiture by the underwriters, 1,250,000 Class B ordinary shares of the Company were surrendered by the Sponsor in order for the Sponsor to maintain ownership of 25% of the issued and outstanding shares of the Company (excluding the Class A ordinary shares underlying the Private Placement Units held by the Sponsor). Such surrendered shares were cancelled by the Company.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issued upon conversion thereof until the earlier to occur of (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

will be subject to the same restrictions and other agreements of the Company’s initial shareholders with respect to any founder shares (the “Lock-up”). Notwithstanding the foregoing, if (1) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the Lock-up.

On August 12, 2025 and September 22, 2025, the sponsor transferred 110,000 and 500,000 Class A Units to individuals, respectively. The transferred units represent an indirect interest in 610,000 Founder Shares. The fair value of the founder shares as of August 12, 2025 and September 22, 2025, was determined to be $3.10 and $6.80 per share, respectively, for an aggregate amount of $341,000 and $3,400,000. The transfer was made in accordance with the terms of the Company’s operating agreement. The transfer of these shares is contingent on the completion of a business combination. The expense will be recorded at when the contingent event of a business combination becomes probable. As of September 30, 2025, the closing of the business combination was not considered to be probable.

Promissory Note — Related Party

The Sponsor had agreed to loan the Company an aggregate of up to $750,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing and unsecured. The promissory note (the “Promissory Note”) was payable on the date the Company consummated the Initial Public Offering. On November 4, 2024, the Company repaid the total outstanding balance of the Promissory Note amounting to $399,760. Borrowings under the Promissory Note are no longer available.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $2,500,000 of such Working Capital Loans may be convertible into private placement units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender, including up to $750,000 in working capital loans which may be made by Inflection Point. The units would be identical to the Private Placement Units. As of September 30, 2025 and December 31, 2024, no such Working Capital Loans were outstanding.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Registration Rights

The holders of the founder shares, Private Placement Units and the Class A ordinary shares underlying such Private Placement Units and Private Placement Rights and units that may be issued upon conversion of the Working Capital Loans have registration rights to require the Company to register a sale of any of the Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of the initial Business Combination pursuant to a registration rights agreement signed on October 31, 2024. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters had a 45-day option from the date of the Initial Public Offering to purchase up to an additional 3,750,000 units to cover over-allotments, if any. On November 4, 2024, the underwriters forfeited the over-allotment option to purchase the additional 3,750,000 units.

The underwriters were entitled to a cash underwriting discount of $0.08 per Unit, or $2,000,000 in the aggregate. Of this amount, $1,000,000 was paid to the underwriters upon the closing of the Initial Public Offering and $1,000,000 will be payable to the underwriters from working capital in equal amounts monthly starting on the 16th month following the closing of the Initial Public Offering until the 24th month following the closing of the Initial Public Offering. Any amounts not paid hereunder from working capital shall be accelerated and paid upon consummation of the initial Business Combination.

Additionally, the underwriters are entitled to a deferred underwriting discount of $0.35 per Unit, up to $8,750,000 payable to the underwriters for deferred underwriting commissions on amounts remaining in the Trust Account after all redemptions by public shareholders have been met. The deferred underwriting discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its Initial Business Combination.

On August 5, 2025, the Underwriting Agreement dated October 31, 2024, was amended to defer the commencement of the remaining $1,000,000 in payments to the underwriters until September 1, 2026. Pursuant to the amendment to the Underwriting Agreement, the remaining $1,000,000 shall be payable to the underwriters from the Company’s working capital in equal amounts monthly in the three months commencing on September 1, 2026.

Business Combination Agreement

On August 13, 2025 (the “Signing Date”), the Company (which was renamed Inflection Point Acquisition Corp. IV and which shall transfer by way of continuation out of the Cayman Islands and domesticate as a Delaware corporation prior to the Closing) (“Inflection Point”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Inflection Point, IPDX Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Inflection Point (“Merger Sub”), and Merlin Labs, Inc., a Delaware corporation (“Merlin Labs”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Merlin Labs, with Merlin Labs continuing as the surviving company (the “Merger”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Inflection Point and Merlin Labs are individually referred to herein as a “Party” and, collectively, the “Parties.” In connection with the closing of the Business Combination (the “Closing”), Inflection Point will change its name to “Merlin Labs, Inc.” (such company after the Closing, “New Merlin Labs”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Inflection Point and Merlin Labs.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 7. SHAREHOLDERS’ DEFICIT

Preferred Shares — The Company is authorized to issue a total of 5,000,000 preferred shares at par value of $0.0001 each. As of September 30, 2025 and December 31, 2024, there were no preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of September 30, 2025 and December 31, 2024, there were 425,000 Class A ordinary shares issued and outstanding, excluding 25,000,000 shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. As of September 30, 2025 and December 31, 2024, there were 8,333,333 Class B ordinary shares issued and outstanding.

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of the Initial Public Offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private placement units issued to the Sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent units issued to the Sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial Business Combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association, which requires the affirmative vote of at least a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company is generally required to approve any matter voted on by the Company’s shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

There is no cumulative voting with respect to the appointment of directors, meaning, following the Company’s initial Business Combination, the holders of more than 50% of the ordinary shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 7. SHAREHOLDERS’ DEFICIT (cont.)

the amended and restated memorandum and articles of association may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right, of which there are 25,000,000, will automatically receive one-tenth (1/10) of one ordinary share upon consummation of the initial Business Combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman law. In the event the Company is not the surviving company upon completion of the initial, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of one ordinary share underlying each right upon consummation of the Business Combination. If the Company is unable to complete the initial Business Combination within the required time period and the Company will redeem the public shares for the funds held in the Trust Account, holders of rights will not receive any of such funds for their rights and the rights will expire worthless.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2025 and December 31, 2024 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

	Level	September 30, 2025	December 31, 2024
Asset:
Investments held in Trust Account – U.S. Treasury Securities	1	$259,730,180	$251,756,198

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 9. SEGMENT REPORTING

ASC Topic 280, ”Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

	September 30, 2025	December 31, 2024
Investments held in Trust Account	$259,730,180	$251,756,198
Cash	$1,049,403	$2,107,309
	For The Three Months Ended September 30, 2025	For The Three Months Ended September 30, 2024	For The Nine Months Ended September 30, 2025	For The Period From June 24, 2024 (Inception) Through September 30, 2024
General and administrative expenses	$2,615,816	$47,447	$3,212,856	$77,427
Interest earned on investments held in Trust Account	$2,685,470	$—	$7,973,982	$—

The CODM reviews interest earned on the Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement.

General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Business Combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net income or loss are reported on the statements of operations and described within their respective disclosures.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the condensed consolidated balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, besides the below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

Amendments to our Amended and Restated Memorandum

On October 21, 2025, with the requisite approvals of the shareholders of the Company, the Amended and Restated Memorandum were amended to (i) change the name of the Company from “Bleichroeder Acquisition Corp. I” to “Inflection Point Acquisition Corp. IV” and (ii) to permit the Company to consummate the redemption of Public Shares at an earlier time in connection with the commencement of the procedures to consummate a proposed Business Combination, as opposed to upon consummation of the proposed Business Combination, if the board of directors determines it is desirable to facilitate the consummation of such Business Combination.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Bleichroeder Acquisition Corp. I

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Bleichroeder Acquisition Corp. I (the “Company”) as of December 31, 2024, and the related statements of operations, changes in shareholders’ deficit, and cash flows for the period from June 24, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for period from June 24, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

/s/ WithumSmith+Brown, PC
WithumSmith+Brown, PC

New York, New York
March 10, 2025

PCAOB ID Number 100

BLEICHROEDER ACQUISITION CORP. I

BALANCE SHEET

DECEMBER 31, 2024

Assets
Current assets
Cash	$2,107,309
Prepaid expenses	23,150
Short-term prepaid insurance	181,563
Total current assets	2,312,022
Long-term prepaid insurance	151,302
Investments held in Trust Account	251,756,198
Total Assets	$254,219,522

Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit
Current liabilities
Accrued expenses	$3,451
Accrued offering costs	75,000
Cash underwriting fee payable	1,000,000
Total current liabilities	1,078,451
Deferred underwriting fee	8,750,000
Total Liabilities	9,828,451

Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 25,000,000 shares issued and outstanding, at redemption value of $10.07 per share	251,756,198

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 425,000 shares issued and outstanding (excluding 25,000,000 shares subject to possible redemption)	43
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,333,333 shares issued and outstanding	833
Additional paid-in capital	—
Accumulated deficit	(7,366,003)
Total Shareholders’ Deficit	(7,365,127)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit	$254,219,522

The accompanying notes are an integral part of these financial statements.

BLEICHROEDER ACQUISITION CORP. I

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JUNE 24, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

Formation and operational costs	$251,144
Loss from operations	(251,144)

Other income:
Interest earned on bank account	14,609
Interest earned on investments held in Trust Account	1,756,198
Other income	1,770,807

Net income	$1,519,663
Weighted average shares outstanding of Class A ordinary shares	7,500,000
Basic and diluted net income per ordinary share, Class A ordinary shares	$0.10
Weighted average shares outstanding of Class B ordinary shares	8,289,473
Basic and diluted net income per ordinary share, Class B ordinary shares	$0.10

The accompanying notes are an integral part of these financial statements.

BLEICHROEDER ACQUISITION CORP. I

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD FROM JUNE 24, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’ Deficit
	Shares	Amount	Shares	Amount
Balance – June 24, 2024 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	9,583,333	958	24,042	—	(25,000)
Sale of Private Placement units	425,000	43	—	—	4,249,957	—	4,250,000
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(4,979,021)	(8,885,666)	(13,864,687)
Fair value of public warrants at issuance	—	—	—	—	750,000	—	750,000
Allocated value of transaction costs to Class A shares	—	—	—	—	(45,103)	—	(45,103)
Forfeiture of founder shares	—	—	(1,250,000)	(125)	125	—	—
Net income	—	—	—	—	—	1,519,663	1,519,663
Balance – December 31, 2024	425,000	$43	8,333,333	$833	$—	$(7,366,003)	$(7,365,127)

The accompanying notes are an integral part of these financial statements.

BLEICHROEDER ACQUISITION CORP. I

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JUNE 24, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

Cash Flows from Operating Activities:
Net income	$1,519,663
Adjustments to reconcile net income to net cash used in operating activities:
Formation cost paid by Sponsor in exchange for issuance of Class B ordinary shares	9,153
Payment of operation costs through promissory note – related party	111,442
Interest earned on marketable securities held in Trust Account	(1,756,198)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(21,120)
Prepaid insurance	(332,865)
Accounts payable and accrued expenses	3,451
Net cash used in operating activities	(466,474)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(250,000,000)
Net cash used in investing activities	(250,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	249,000,000
Proceeds from sale of Private Placements Units	4,250,000
Repayment of promissory note – related party	(399,760)
Payment of offering costs	(276,457)
Net cash provided by financing activities	252,573,783

Net Change in Cash	2,107,309
Cash – Beginning of period	—
Cash – End of period	$2,107,309

Non – Cash investing and financing activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$9,153
Deferred offering costs paid through promissory note – related party	$288,318
Deferred underwriting fee payable	$8,750,000

The accompanying notes are an integral part of these financial statements.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bleichroeder Acquisition Corp. I (the “Company”) is a blank check company incorporated as a Cayman Islands exempted corporation on June 24, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). The Company has not selected any specific Business Combination target and the Company has not, nor has anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to an initial Business Combination with the Company.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from June 24, 2024 (inception) through December 31, 2024 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on October 31, 2024. On November 4, 2024, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $250,000,000, which is described in Note 3. Each Unit consists of one Class A ordinary share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination (“Public Right”). Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 425,000 private placement units (each, a “Private Placement Unit”) at a price of $10.00 per Private Placement Unit in a private placement to Bleichroeder Sponsor 1 LLC (the “Sponsor”), generating gross proceeds of $4,250,000, which is described in Note 4. Each Private Placement Unit consists of one Class A ordinary share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination (“Private Placement Right”).

Transaction costs amounted to $11,403,592, consisting of $2,000,000 of cash underwriting fee, $8,750,000 of deferred underwriting fee, and $653,592 of other offering costs.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the Initial Public Offering on November 4, 2024, an amount of $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units, and a portion of the net proceeds from the sale of the Private Placement Units, was placed in the trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee. The funds will be held in cash, including in demand deposit accounts at a bank, or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on the management team’s ongoing assessment of all factors related to the Company’s potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, the proceeds from the Initial Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Initial Public Offering or by such earlier liquidation date as the Company’s board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations.

The ordinary shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less the amount of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares or private

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

placement shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

On November 21, 2024, the Company announced that, commencing on December 2, 2024, the holders of the Units, each Unit consisting of one Class A ordinary share of the Company, and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Company’s initial Business Combination, may elect to separately trade the Class A ordinary shares and the rights included in the Units. Any Units not separated will continue to trade on the Nasdaq Global Market under the symbol “BACQU.” The Class A Ordinary shares and the rights trade on the Nasdaq Global Market under the symbols “BACQ” and “BACQR,” respectively. Holders of Units need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Units into Class A ordinary shares and rights.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Liquidity and Capital Resources

As of December 31, 2024, the Company had $2,107,309 cash and a working capital of $1,233,571. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) 205-40 “Going Concern,” and through the consummation of the Initial Public Offering, the Company has sufficient funds for the working capital needs of the Company until a minimum of one year from the date of issuance of these financial statements. The Company cannot be assured that its plans to consummate an Initial Business Combination will be successful.

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,107,309 in cash and no cash equivalents as of December 31, 2024.

Cash Held in Trust Account

As of December 31, 2024, the assets held in the Trust Account, amounting to $251,756,198, were held in mutual funds composed of U.S. treasury securities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and Public Rights, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the Public Rights and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares were charged to temporary equity and offering costs allocated to the Public Rights and Private Placement Rights were charged to shareholders’ deficit as the Public Rights and Private Placement Rights, after management’s evaluation, were accounted for under equity treatment.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Rights

The Company accounts for the Public Rights and Private Placement Rights issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the rights under equity treatment at their assigned values.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Public Rights have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the Public Rights:
November 4, 2024
Underlying share price	$9.95
Pre-adjusted value per share right	$1.00
Market adjustment(1)	3.0%
Fair value per share right	$0.03

____________

(1)      Market adjustment reflects additional factors not fully captured by low volatility selection, which may include likelihood of Business Combination occurring, market perception of lack of available or suitable targets, or possible post-acquisition decline of stock price prior to beginning of the exercise period. The adjustment is determined by comparing traded warrant prices to simulated model outputs.

Class A Redeemable Share Classification

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent deficit as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of December 31, 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of December 31, 2024, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:
Gross proceeds	$250,000,000
Less:
Proceeds allocated to Public Rights	(750,000)
Class A ordinary shares issuance costs	(11,358,489)
Plus:
Remeasurement of carrying value to redemption value	13,864,687
Class A ordinary shares subject to possible redemption, December 31, 2024	$251,756,198

Net Income per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from income per ordinary share as the redemption value approximates fair value.

The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the (i) IPO, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 20,150,000 Class A ordinary shares in the aggregate. At December 31, 2024, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the periods presented.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):
	For The Period from June 24, 2024 (Inception) Through December 31, 2024
	Class A	Class B
Basic and diluted net income per share of common stock:
Numerator:
Allocation of net income	$721,840	$797,823
Denominator:
Weighted-average shares outstanding	7,500,000	8,289,473
Basic and diluted net income per common stock	$0.10	$0.10

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

In the Initial Public Offering closed on November 4, 2024, the Company sold 25,000,000 Units at a price of $10.00 per Unit. Each Unit has a price of $10.00 and consists of one Class A ordinary share and one Public Right entitling the holder thereof to receive one tenth (1/10) of one Class A ordinary share upon the consummation of an initial Business Combination.

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 425,000 Private Placement Units, at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,250,000. Each Private Placement Unit consists of one Class A ordinary share and one Private Placement Right. Inflection Point Fund I LP (which is not affiliated with any member of the Company’s management) (“Inflection Point”), indirectly purchased, through the purchase of non-managing sponsor membership interests, all 425,000 of the Private Placement Units at a price of $10.00 per unit ($4,250,000 in the aggregate) in the private placement. Subject to Inflection Point purchasing, through the Sponsor, the Private Placement Units allocated to it in connection with the closing of the Initial Public Offering, the Sponsor issued membership interests at a nominal purchase price to Inflection Point reflecting interests in an aggregate of 5,266,667 founder shares held by the Sponsor. In addition, it is expected that as a non-managing member of the Sponsor group, Inflection Point can assist the Sponsor in administrative and ongoing efforts related to the completion of the Business Combination.

The Private Placement Units are identical to the public Units sold in the Initial Public Offering except that, so long as they are held by the Sponsor or their permitted transferees, the Private Placement Units (including their component securities) (i) may not (including the Class A ordinary shares issuable upon conversion of these Private Placement Rights), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination and (ii) are entitled to registration rights.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — PRIVATE PLACEMENT (cont.)

Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares or private placement shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On June 25, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of the Company’s deferred offering costs and expenses, for which the Company issued 7,187,500 founder shares to the Sponsor. On October 2, 2024, the Company capitalized and issued an additional 2,395,833 founder shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 founder shares (up to 1,250,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised), for a purchase price of approximately $0.003 per share. On November 4, 2024, the underwriters forfeited their over-allotment option to purchase up to an additional 3,750,000 units. As a result of the over-allotment option forfeiture by the underwriters, 1,250,000 Class B ordinary shares of the Company were surrendered by the Sponsor in order for the Sponsor to maintain ownership of 25% of the issued and outstanding shares of the Company (excluding the Class A ordinary shares underlying the Private Placement Units held by the Sponsor). Such surrendered shares were cancelled by the Company.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issued upon conversion thereof until the earlier to occur of (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial shareholders with respect to any founder shares (the “Lock-up”). Notwithstanding the foregoing, if (1) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the Lock-up.

Promissory Note — Related Party

The Sponsor had agreed to loan the Company an aggregate of up to $750,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing and unsecured. The promissory note (the “Promissory Note”) was payable on the date the Company consummated the Initial Public Offering. As of December 31, 2024, the Company had not borrowed under the Promissory Note. On November 4, 2024, the Company repaid the total outstanding balance of the Promissory Note amounting to $399,760. Borrowings under the Promissory Note are no longer available.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $2,500,000 of such Working Capital Loans may be convertible into private placement units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender, including up to $750,000 in working capital loans which may be made by Inflection Point. The units would be identical to the Private Placement Units. As of December 31, 2024, no such Working Capital Loans were outstanding.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risk and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Registration Rights

The holders of the founder shares, Private Placement Units and the Class A ordinary shares underlying such Private Placement Units and Private Placement Rights and units that may be issued upon conversion of the Working Capital Loans have registration rights to require the Company to register a sale of any of the Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of the initial Business Combination pursuant to a registration rights agreement signed on October 31, 2024. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

Underwriting Agreement

The underwriters had a 45-day option from the date of the Initial Public Offering to purchase up to an additional 3,750,000 units to cover over-allotments, if any. On November 4, 2024, the underwriters forfeited the over-allotment option to purchase the additional 3,750,000 units.

The underwriters were entitled to a cash underwriting discount of $0.08 per Unit, or $2,000,000 in the aggregate. Of this amount, $1,000,000 was paid to the underwriters upon the closing of the Initial Public Offering and $1,000,000 will be payable to the underwriters from working capital in equal amounts monthly starting on the 16th month following the closing of the Initial Public Offering until the 24th month following the closing of the Initial Public Offering. Any amounts not paid hereunder from working capital shall be accelerated and paid upon consummation of the initial Business Combination.

NOTE 7 — SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. As of December 31, 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of December 31, 2024, there were 25,425,000 Class A ordinary shares issued and outstanding, including 25,000,000 shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. As of December 31, 2024, there were 8,333,333 Class B ordinary shares issued and outstanding.

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of the Initial Public Offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private placement units issued to the Sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent units issued to the Sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial Business Combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association, which requires the affirmative vote of at least a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company is generally required

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — SHAREHOLDERS’ DEFICIT (cont.)

to approve any matter voted on by the Company’s shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, meaning, following the Company’s initial Business Combination, the holders of more than 50% of the ordinary shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of the amended and restated memorandum and articles of association may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-tenth (1/10) of one ordinary share upon consummation of the initial Business Combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman law. In the event the Company is not the surviving company upon completion of the initial, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of one ordinary share underlying each right upon consummation of the Business Combination. If the Company is unable to complete the initial Business Combination within the required time period and the Company will redeem the public shares for the funds held in the Trust Account, holders of rights will not receive any of such funds for their rights and the rights will expire worthless.

NOTE 8 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

	Level	December 31, 2024
Asset:
Investments held in Trust Account – U.S. Treasury Securities	1	$251,756,198

NOTE 9 — SEGMENT REPORTING

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

December 31, 2024
Trust Account	$251,756,198
Cash	$2,107,309
For the Year Ended December 31, 2024
General and administrative expenses	$236,535
Interest earned on the Trust Account	$1,756,198

The CODM reviews interest earned on the Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement.

General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Business Combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

BLEICHROEDER ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS

NOTE 9 — SEGMENT REPORTING (cont.)

All other segment items included in net income or loss are reported on the statement of operations and described within their respective disclosures.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands, except share amounts)

	As of:
	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$66,757	$37,195
Short-term investments	329	377
Accounts receivable, net	3,420	536
Prepaid expenses and other current assets	2,002	1,040
Capitalized transaction costs	6,365	—
Total current assets	78,873	39,148
Property and equipment, net	7,695	8,589
Operating lease right-of-use assets, net	1,138	1,348
Deposits	107	109
Total assets	$87,813	$49,194
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	2,029	1,294
Accrued expenses	8,095	2,683
Long-term debt, current portion, net ($14,133 at fair value and $96 at amortized cost, net as of September 30, 2025 and $0 at fair value and $14,224 at amortized cost, net as of December 31, 2024)	14,229	14,224
Convertible promissory notes	21,951	—
Deferred revenue	—	112
Contract loss provision	5,047	5,166
Operating lease liabilities, current	702	709
Total current liabilities	52,053	24,188
Long-term debt, non-current portion, net ($17,395 at fair value and $574 at amortized cost, net as of September 30, 2025 and $0 at fair value and $21,673 at amortized cost, net as of December 31, 2024)	17,969	21,673
Operating lease liabilities, non-current	449	653
Warrant liabilities	72,423	3,586
Total liabilities	142,894	50,100
Commitments and contingencies (Note 14)
Redeemable convertible preferred stock	476,333	130,616
Stockholders’ deficit:
Common Stock: $0.0001 par value; 44,705,861 and 29,500,000 shares authorized; 5,230,523 and 5,169,812 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	585	4,009
Accumulated deficit	(532,000)	(135,532)
Total stockholders’ deficit	(531,414)	(131,522)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$87,813	$49,194

See accompanying notes to unaudited condensed consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2025	2024
Revenue	$5,899	$367
Cost of revenue	7,725	6,690
Gross loss	(1,826)	(6,323)
Operating expenses:
Research and development	21,699	20,904
General and administrative	14,467	13,158
Selling and marketing	1,029	1,328
Total operating expenses	37,195	35,390
Loss from operations	(39,021)	(41,713)
Other (expense) income:
Interest income	862	1,547
Interest expense	(2,956)	(1,197)
Other expense	(193)	(136)
Change in fair value of warrant liabilities	(4,562)	(314)
Change in fair value of convertible promissory notes	(3,118)	—
Loss on exchange of warrant liabilities	(3,320)	—
Loss on issuance of financial instruments	(585)	—
Loss on extinguishment of long-term debt	(2,157)	—
Change in fair value of long-term debt	(672)	—
Total other expense	(16,701)	(100)
Loss before provision for income taxes	(55,722)	(41,813)
Provision for income taxes	3	13
Net loss	(55,725)	(41,826)
Deemed dividend on exchange of redeemable convertible preferred stock	(345,717)	—
Net loss attributable to common stockholders	$(401,442)	$(41,826)
Net loss per share:
Basic and diluted	$(77.33)	$(8.20)
Weighted-average shares outstanding:
Basic and diluted	5,191,045	5,103,003

See accompanying notes to unaudited condensed consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (UNAUDITED)
(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount
Balances at December 31, 2024	17,696,748	$130,616	5,169,812	$1	$4,009	$(135,532)	$(131,522)
Exercise of common stock options	—	—	60,711	—	78	—	78
Stock-based compensation	—	—	—	—	1,472	—	1,472
Deemed dividend on exchange of redeemable convertible preferred stock	—	345,717	—	—	(4,974)	(340,743)	(345,717)
Net loss	—	—	—	—	—	(55,725)	(55,725)
Balances as of September 30, 2025	17,696,748	$476,333	5,230,523	$1	$585	$(532,000)	$(531,414)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount
Balances at December 31, 2023	17,696,748	$130,616	4,882,717	$1	$2,204	$(80,279)	$(78,074)
Vesting of restricted common stock	—	—	206,250	—	—	—	—
Exercise of common stock options	—	—	72,443	—	59	—	59
Stock-based compensation	—	—	—	—	1,281	—	1,281
Net loss	—	—	—	—	—	(41,826)	(41,826)
Balances as of September 30, 2024	17,696,748	$130,616	5,161,410	$1	$3,544	$(122,105)	$(118,560)

See accompanying notes to unaudited condensed consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities
Net loss	$(55,725)	$(41,826)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,145	1,085
Stock-based compensation	1,472	1,281
Amortization of right-of-use assets	549	384
Non-cash interest expense	583	87
Gain on disposal of property and equipment	(2)	—
Change in fair value of warrant liabilities	4,562	314
Change in fair value of convertible promissory notes	3,118	—
Loss on foreign currency exchange rate	196	136
Contract loss expense accrual	1,451	6,347
Loss on exchange of warrant liabilities	3,320	—
Loss on issuance of financial instruments	585	—
Loss on extinguishment of long-term debt	2,157	—
Change in fair value of long-term debt	(21)	—
Change in operating assets and liabilities:
Accounts receivable	(2,884)	(326)
Prepaid expenses and other current assets	(967)	(67)
Capitalized transaction costs	(6,365)	—
Deposits	2	—
Accounts payable	727	198
Accrued expenses	5,327	566
Deferred revenue	(112)	29
Contract loss provision	(1,570)	(323)
Operating lease liabilities	(561)	(400)
Net cash used in operating activities	$(43,013)	$(32,515)

Cash flows from investing activities
Additions of property and equipment	$(286)	$(1,570)
Proceeds from sales of property and equipment	15	—
Maturities of short-term investments	35	95
Target Bridge Notes principal originated	—	(2,250)
Repayment of Target Bridge Notes	—	2,250
Net cash used in investing activities	$(236)	$(1,475)

Cash flows from financing activities
Proceeds from issuance of long-term debt	$—	$24,555
Proceeds from issuance of warrants	60,743	496
Proceeds from issuance of convertible promissory notes	17,702	—
Repayments of long-term debt	(5,712)	(750)
Proceeds from exercise of common stock options	78	59
Net cash provided by financing activities	$72,811	$24,360

Net increase (decrease) in cash and cash equivalents	$29,562	$(9,630)
Cash, and cash equivalents at beginning of period	37,195	50,485
Cash, and cash equivalents at end of period	$66,757	$40,855

MERLIN LABS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) — (Continued)
(in thousands)

	Nine Months Ended September 30,
	2025	2024
Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$3,342	$537
Taxes	$69	$221
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$345	$—
Deemed dividend on exchange of redeemable convertible preferred stock	$345,717	$—

See accompanying notes to unaudited condensed consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

1. Organization and Description of Business

Merlin Labs, Inc. was incorporated on October 24, 2018 as a Delaware corporation under the name Apollo Flight Research, Inc and changed its name to Merlin Labs, Inc on October 27, 2020. Merlin Labs, Inc. is the parent company of two wholly-owned subsidiaries: Merlin Labs NZ Limited (“MLNL”), a New Zealand limited company, was incorporated on August 17, 2020 and Merlin Labs Securities Corporation (“MLSC”), a Massachusetts Securities Corporation, was incorporated on December 13, 2022. Merlin Labs, Inc, together with its subsidiaries are herein referred to as “Merlin,” the “Company,” “we,” or “our”.

The Company develops sophisticated software that fulfill the functions of a human pilot in self-flying aircraft to enable both reduced crew and unmanned flight. This technology is designed to be scalable and adaptable across different aircraft types for a growing range of aircraft platforms. The Company’s aircraft-agnostic, AI-powered software is purpose-built for military and civil programs, and is powering an expanding range of missions and aircraft, proven through hundreds of autonomous flights from test facilities across the globe.

On August 13, 2025, the Company entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA”) with Bleichroeder Acquisition Corp. I, a Cayman Islands exempted company and Nasdaq-listed special purpose acquisition company (a “SPAC” and the “Purchaser”), and IPDX Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Purchaser (“Merger Sub”). On October 21, 2025, the Purchaser changed its name to Inflection Point Acquisition Corp. IV. Under the terms of the BCA, the Purchaser will domesticate as a Delaware corporation (the “Domestication”), and Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Purchaser (the “Merger”).

Prior to the Domestication, the Company will file a certificate of amendment to its certificate of incorporation with the Secretary of State of the State of Delaware to change its name to Merlin Labs Operations, Inc. Following the Domestication, the Company and Merger Sub will file a certificate of merger to consummate the Merger. Upon completion of the Merger, the combined company is expected to be publicly listed on the Nasdaq Stock Exchange, subject to regulatory approvals and customary closing conditions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated financial statements include the accounts of Merlin Labs, Inc., and its consolidated subsidiaries, MLNL and MLSC. All intercompany balances and transactions have been eliminated in consolidation.

The unaudited condensed consolidated balance sheet as of December 31, 2024 included herein was derived from the audited consolidated financial statements as of that date, but does not include all disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. In management’s opinion, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full fiscal year or any future period.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2024, which were issued October 1, 2025.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Risk and Uncertainties

The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP assuming that the Company will continue as a going concern over the next twelve months. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including having sufficient liquidity in the future to meet, among other things, the Company’s obligations under its borrowing arrangements (refer to Note 8. Debt).

Since its inception, the Company has primarily operated in the pre-commercialization stage and funded historical losses through debt and equity financings. The Company expects to incur additional net losses while it continues to advance its commercialization efforts and pursue profit-generating revenue contracts with customers, namely, the United States (“U.S.”) government.

During the nine months ended September 30, 2025 and 2024, the Company incurred net losses in the amounts of $55,725 and $41,826, respectively, and generated negative cash flows from operations in the amounts of $43,013 and $32,515, respectively. Additionally, as of September 30, 2025, the Company has an accumulated deficit in the amount of $532,000 and cash and cash equivalents of $66,757. Based on the Company’s liquidity position as of September 30, 2025, the Company’s current forecast of operating results and cash flows, and the Company’s outstanding debt obligations, management determined that there is substantial doubt about the Company’s ability to continue as a going concern over the twelve months following the date these condensed consolidated financial statements are issued. As a result, the Company may require additional liquidity to continue its operations over the next twelve months.

The ability of the Company to satisfy its obligations and recover its costs will be primarily dependent upon the future financial and operating performance of the Company and the Company is evaluating strategies to finance its future obligations. These strategies include, but are not limited to, effecting a reverse recapitalization with a special purpose acquisition company (a “De-SPAC” transaction), obtaining financing via issuances of debt and equity-linked instruments in additional private investment in public equity (“PIPE”) transactions in connection with a potential De-SPAC transaction (refer to Note 8. Debt and Note 9. Warrants), and obtaining profit-producing revenue contracts with customers including the U.S. government. The Company may not be able to access additional debt or equity financings under acceptable terms, may not be successful in effectuating a De-SPAC transaction, and may not be able to grow its revenue base.

The unaudited condensed consolidated financial statements do not include any adjustments to recorded amounts or the classification of assets and liabilities related to these uncertainties. If the Company cannot continue as a going concern, adjustments to the carrying values and classification of assets and liabilities, and the reported amounts of income and expenses, may be required and material.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the reporting periods.

Significant estimates and assumptions made in the accompanying unaudited condensed consolidated financial statements include, but are not limited to, the estimation of anticipated costs to complete a contract, the valuation and recognition of stock-based compensation awards, the valuation of warrant liabilities, the valuation of convertible promissory notes, and the valuation of redeemable convertible preferred stock.

Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could be material to the Company’s consolidated financial position and results of operations.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM, who is the Chief Executive Officer, reviews financial information on a consolidated basis to make operating decisions, assess performance, and make resource allocation decisions, leading to decisions related to resource allocations in relation to profit and loss. Accordingly, the Company has determined that it has one reportable segment.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents, which includes money market mutual funds. The Company has a cash management program, which provides for the investment of excess cash balances primarily in money market mutual funds.

Investments

Management determines the appropriate classification of investments in certificates of deposit at the time of purchase based upon management’s intent and ability with regard to such investments. For the periods presented, all investments have been classified as held to maturity.

The Company classifies investments as short-term when they have remaining contractual maturities of one year or less from the balance sheet date, and as long-term when the investments have remaining contractual maturities of more than one year from the balance sheet date. Investments are recorded at fair value, which approximates cost.

Accounts Receivable

Accounts receivable are recorded at the original invoiced amount less an allowance for credit losses. An allowance for credit losses is determined based on historical loss experience, current conditions, and future expectations. Receivables are written off when deemed uncollectible. The Company uses the aging method to determine lifetime expected credit losses on accounts receivable, relying on historical loss experience adjusted for current conditions and future forecasts. Adjustments consider factors such as past due receivables, customer creditworthiness, changes in receivable terms, and external factors like competition and regulatory requirements. The Company pools receivables with similar risk characteristics for estimating expected credit losses and evaluates these pooling decisions periodically as risk characteristics change. For receivables not sharing similar risk characteristics, individual measurement is applied.

As of September 30, 2025 and December 31, 2024, the allowance for credit losses is immaterial to the unaudited condensed consolidated financial statements.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with accredited financial institutions in amounts which at times exceed federally insured limits. The Company monitors the credit standing of such financial institutions in order to limit credit risk. The Company has not experienced any losses on its cash and cash equivalents and believes it is not exposed to any significant losses due to credit risk on cash and cash equivalents.

During the nine months ended September 30, 2025 and 2024, the Company generated $5,899 and $367 in revenue, with a significant amount (> 95%) of this revenue coming from the U.S. government. As of September 30, 2025 and December 31, 2024, accounts receivable from the U.S. government totaled $3,349 and $535, respectively.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability; and

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Property and Equipment, net

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Property and Equipment, net	Estimated Useful Life
Aircraft	11-15 years
Aircraft equipment	3-8 years
Computer equipment	2-3 years
Leasehold improvements	Lesser of the useful life or life of lease
Office furniture & equipment	3-13 years
Motor vehicles	3-4 years

Leases

The Company determines if an arrangement is, or contains, a lease at inception. An arrangement qualifies as a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is established if the Company has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

At the commencement date, the date on which the lessor makes the underlying asset available for use, leases are classified as either operating or finance leases based on their economic substance. Operating leases are presented in the condensed consolidated balance sheets within operating lease right-of-use assets, net, operating lease liabilities, current, and operating lease liabilities, non-current. Finance leases, which are immaterial to the Company’s financial statements, are presented in the condensed consolidated balance sheets within property and equipment, net and accrued expenses.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

For short-term leases, defined as leases with a term of twelve months or less, the Company elected the practical expedient to not recognize an associated lease liability and right-of-use asset. Lease payments for short-term leases are expensed on a straight-line basis over the lease term.

The Company has elected the policy to not separate lease and nonlease components for all classes of underlying assets. Lease right-of-use assets also include any lease payments made at or before commencement date, net of lease incentives and initial direct costs incurred. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option.

The Company leases office space, aircraft, motor vehicles, and airport hangar space in the United States and New Zealand.

Impairment of Long-Lived Assets

All long-lived assets are reviewed by the Company for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of September 30, 2025 and December 31, 2024, the Company determined that there have been no significant events or changes in circumstances that would cause the impairment of any of the Company’s long-lived assets.

Term Debt

The Company has elected to apply the fair value method of accounting in accordance with Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”), for certain of its term debt instruments. The Company initially records term debt accounted for under the fair value option at fair value and subsequently remeasures such instruments to fair value on each balance sheet date thereafter. The change in fair value of term debt accounted for at fair value, together with interest accrued thereon, is recorded in change in fair value of long-term debt in the condensed consolidated statements of operations.

For term debt instruments not accounted for under the fair value method of accounting, the Company records such term debt obligations at amortized cost, net of any debt issuance costs, discounts, and premiums. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value under ASC 815, Derivatives and Hedging (“ASC 815”). Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the condensed consolidated statements of operations.

Convertible Debt

The Company has elected to apply the fair value method of accounting in accordance with ASC 825 for certain of its convertible debt instruments. The Company records convertible debt accounted for under the fair value option at fair value upon the date of issuance and subsequently remeasures such instruments to fair value on each balance sheet date thereafter. The change in fair value of convertible debt accounted for at fair value, together with interest accrued thereon, is recorded in change in fair value of convertible promissory notes in the condensed consolidated statements of operations.

For convertible debt instruments not accounted for under the fair value method of accounting, the Company first assesses the balance sheet classification of its convertible debt instruments to determine whether the instrument should be classified as a liability under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). If convertible debt is not classified as a liability under ASC 480, the Company accounts for convertible debt in accordance with

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

ASC 470-20, Debt with Conversion and Other Options, and ASC 815. Upon issuance, the Company evaluates whether the embedded conversion feature, as well as other identified embedded derivatives, should be bifurcated and accounted for as a derivative at fair value under ASC 815, and if not, whether any substantial premium must be recognized in additional paid-in capital. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the condensed consolidated statements of operations.

Debt Issuance Costs

Costs incurred in connection with the issuance of debt instruments accounted for under the fair value method of accounting under ASC 825 are expensed as incurred.

Costs incurred in connection with the issuance of debt instruments accounted for at amortized cost are recorded as a direct deduction against the associated debt liability, consistent with debt discounts. These costs are included in long-term debt, current portion, net and long-term debt, non-current, net in the Company’s condensed consolidated balance sheet and are amortized over the life of the associated debt as a component of interest expense using the effective interest method.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance included in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments (if they were issued with another instrument) pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and if not, whether the warrants meet the requirements for equity classification under ASC 815. This assessment requires the use of professional judgment and is conducted at issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded at fair value as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all the criteria for equity classification are recorded at fair value on the date of issuance and on each balance sheet date thereafter as a component of warrant liabilities in the Company’s condensed consolidated balance sheets. Changes in the estimated fair value of the warrants are non-cash gains or losses recognized in change in fair value of warrant liabilities in the condensed consolidated statements of operations.

Redeemable Convertible Preferred Stock

The Company evaluates its redeemable convertible preferred stock under ASC 480 to evaluate the classification of the redeemable convertible preferred stock. The Company’s redeemable convertible preferred stock does not require liability classification under ASC 480 and is classified in mezzanine equity as all classes may be subject to redemption upon the occurrence of an event that is not solely within the control of the Company. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value under ASC 815. The redeemable convertible preferred stock is initially recognized at the proceeds received, net of issuance costs and the fair value of any bifurcated derivatives, and is only subsequently remeasured to the extent it becomes currently redeemable or probable of becoming redeemable. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the condensed consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue under its contracts with customers in accordance with ASC 606, Revenue from Contracts with Customers. The Company derives its revenues primarily through its engineering and autonomy development programs with U.S. government agencies, including the Federal Aviation Administration, U.S. Special

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Operations Command, and the U.S. Air Force. These contracts focus on the design, demonstration, and integration of autonomous flight technologies. The Company also engages in limited commercial activities with foreign and private sector customers, including aviation advisory services in New Zealand.

The Company performs under various contract types, including firm-fixed-price, cost-plus-fixed-fee, and cost-share arrangements. These contracts are structured to support research and development efforts, prototype demonstrations, and system integration activities.

Revenue is recognized when control of the goods and services provided is transferred to the Company’s customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services using the following steps: 1) identification of the contract or contracts with a customer, 2) identification of performance obligations in the contract, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations in the contract and 5) recognition of revenue when or as the Company satisfies the performance obligations.

The Company’s performance obligation consists of comprehensive engineering and development programs rather than distinct deliverables. Supporting activities such as system engineering, airworthiness certification, and technical data packages are not considered separate performance obligations as they are highly interrelated and collectively contribute to the overarching deliverable. The Company provides engineering data and insights that inform the customer’s broader autonomy initiatives.

Contracts with U.S. government entities are governed by the Federal Acquisition Regulation, which defines allowable costs and pricing methodologies. Each contract is individually negotiated and variable consideration may arise in cost-share arrangements, where the Company is reimbursed for a portion of actual costs incurred, subject to a contractual ceiling. The Company includes variable consideration in the transaction price only when it is probable that a significant revenue reversal will not occur. Pricing for non-government customers, including commercial and foreign entities, is determined through direct negotiation. The Company’s contracts generally do not contain significant financing components, and taxes collected are excluded from the transaction price.

The Company recognizes revenue on its engineering and development contracts with the U.S. government primarily over time, as control of the services is continuously transferred throughout the performance period. This continuous transfer is supported by standard U.S. government contract clauses, including the right to terminate for convenience and the obligation to reimburse the contractor for costs incurred plus reasonable compensation. These provisions, along with the customer’s ability to benefit from the work-in-progress through monthly deliverables and technical reports, support over-time revenue recognition. The Company bills its customers on a monthly basis as services are provided throughout the contract. For these contracts, the Company generally uses a method that measures the extent of progress towards completion of the performance obligation, principally using a cost incurred input method. Under this method, revenue is recognized based on the proportion of total costs incurred to estimated total costs-at-completion. A management reserve may be applied to estimated costs to account for uncertainty and prevent premature revenue recognition. Anticipated losses on cost-share contracts are recognized in accordance with ASC 605-35 when total estimated costs are expected to exceed consideration.

In the case of a contract for which the total estimated costs is expected to exceed the total estimated revenue, a loss arises, and a provision for the entire loss is recorded in the period that it becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred are recorded as expense in cost of revenue in the condensed consolidated statements of operations and a provision is recorded in contract loss provision in the condensed consolidated balance sheets. As costs related to the loss contract are incurred, the contract loss provision in the condensed consolidated balance sheets is reduced. The Company recorded net losses related to contracts with customers of $1,451 and $6,347 for the nine months ended September 30, 2025 and 2024, respectively.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Contract Assets and Liabilities

The timing of revenue recognition, customer billings and cash collections for each contract results in a net contract asset or deferred revenue liability at the end of each reporting period.

Contract assets consist of unbilled receivables, which is the amount of revenue recognized that exceeds the amount billed to the customer. Contract liabilities consist of deferred revenue, which represents cash advances received prior to performance for programs and billings in excess of revenue recognized.

Research and Development Costs

Research and development expenses consist primarily of personnel-related costs for the Company’s development team, including salaries, benefits, bonuses, stock-based compensation expenses and allocated overhead costs. Research and development expenses also include contractor or professional service fees and software services dedicated for use by the Company’s research and development organization.

The Company will enter into research and development agreements with third-parties where the Company will be paid for research and development activities. The amounts received under these agreements are recorded as a reduction to research and development expense in the condensed consolidated statements of operations. The Company recorded $300 and $0 as a reduction to research and development expense during the nine months ended September 30, 2025 and 2024, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. During the nine months ended September 30, 2025 and 2024, the Company incurred advertising expense in the amounts of $1,113 and $1,031, respectively.

Stock-Based Compensation

The Company recognizes stock-based compensation on awards granted under the Merlin Labs 2018 Equity Incentive Plan (“the Plan”). These awards include incentive stock options (“ISOs”) granted to employees as well as nonqualified stock options (“NSOs”) or restricted stock awards (“RSUs”) granted to directors, consultants, employees, and officers of the Company. In addition to the Plan, the Company has historically issued common stock warrants to a vendor as compensation for services provided to the Company.

Stock-based compensation expense is recorded for awards issued to employees and nonemployees using the fair value method with a corresponding increase in additional paid-in capital in the condensed consolidated balance sheets. The Company recognizes forfeitures as they occur.

Under the Plan, these awards generally vest over a four-year period, subject to the terms set forth in individual grant agreements and the discretion of the Plan administrator. Stock-based compensation awards are measured at the grant date fair value with compensation expense recognized on a straight-line basis over the requisite vesting period of the award.

Capitalized Transaction Costs

Capitalized transaction costs primarily consist of legal and accounting costs incurred that are direct and incremental to the Company’s planned Merger. Upon the completion of the planned Merger, capitalized transaction costs will be netted against the proceeds from the Merger and recorded as an offset to stockholders’ deficit. During the nine months ended September 30, 2025, the Company capitalized $6,365 of transaction costs in capitalized transaction costs on the unaudited condensed consolidated balance sheet. In the event the planned Merger is terminated, the capitalized transaction costs will be expensed.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company’s condensed consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s condensed consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company evaluates the realizability of its deferred tax assets on a quarterly basis. The Company records a valuation allowance when, based on the weight of available evidence, it expects future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. If certain factors change and the Company determines that the deferred tax assets are realizable at a more-likely-than not level, it will adjust the valuation allowance in the period the determination is made. Changes in the valuation allowance, when recorded, would be included in the Company’s condensed consolidated statements of operations. Management’s judgment is required in determining the Company’s valuation allowance recorded against its net deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions, if any, in its provision for income taxes. The Company is subject to the Global Intangible Low Taxed Income (“GILTI”) tax in the U.S. and has elected to treat taxes on future GILTI inclusions as current period expense if and when incurred.

Net Loss per Share

The Company calculates basic and diluted net loss per share using the two-class method. Under the two-class method, earnings are allocated to common stock and participating securities according to their participation rights in dividends and undistributed earnings. The Company’s net loss is fully attributable to its common stockholders for the periods presented.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings (loss) per share for the potentially dilutive impact of redeemable convertible preferred stock, restricted stock, stock options, common stock warrants, preferred stock warrants, and debt conversion features. As the Company has reported losses for all periods presented and all potentially dilutive securities are anti-dilutive, basic net loss per share equaled diluted net loss per share.

Determination of Fair Value of Common Stock

Since there has been no public market for our common stock, the estimated fair value of our common stock has been determined by the Board of Directors through the use of an annual valuation report prepared by an independent third-party specialist, supplemented by the Board’s and management’s assessments of any material changes between the valuation date and the date of each option grant approval.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

The Company uses a hybrid method that is a combination of the probability-weighted expected return and option-pricing method when determining the fair value of the common stock. The hybrid method incorporates the weighted probability of multiple liquidity scenarios based on the probability of the scenario’s occurrence, while also utilizing the option-pricing method to estimate the allocation of value in one or more of the scenarios. Key inputs include volatility, a discount rate, a discount for lack of marketability, and the liquidity event scenario probability.

In addition to considering the results of the independent third-party valuations, our Board of Directors considers various objective and subjective factors when determining if the fair value of the common stock has changed between the valuation date and grant date including actual operating performance and financial results, current business conditions and projections, the market performance of comparable publicly traded companies, and the U.S. and global capital market conditions and may adjust the valuation accordingly.

Foreign Currency

The Company’s foreign operations related to MLNL are remeasured from New Zealand Dollars (“NZD”) into U.S. dollars. The remeasurement is based on the determination that the U.S. dollar is the functional currency of MLNL. Monetary assets and liabilities of MLNL’s foreign operations are remeasured into U.S. dollars at period-end exchange rates and nonmonetary assets, liabilities and equity accounts are remeasured using historical exchange rates. Income statement accounts are remeasured at the weighted average exchange rate prevailing during the period. During the nine months ended September 30, 2025 and 2024, the Company recognized foreign currency exchange losses of $196 and $136, respectively.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options and Derivatives and Hedging — Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. We adopted this standard effective on January 1, 2024, the beginning of the fiscal year ended December 31, 2024, and adoption did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the disclosures required in an entity’s income tax rate reconciliation table and requires disclosure of income taxes paid in both U.S. and foreign jurisdictions. The amendments are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. These requirements will impact our income tax disclosures and we are currently evaluating the impact of adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures, which requires the disclosure of additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 on either a prospective or retrospective basis, with early adoption permitted. The Company is currently evaluating the impacts of the new standard on its consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

3. Revenue Recognition from Contracts with Customers

Disaggregation of Revenue

The Company disaggregates revenues by customer-type. These categories represent how the nature, timing and uncertainty of revenues and cash flows are affected.

Disaggregated revenues by customer-type were as follows:

	Nine Months Ended September 30,
	2025	2024
U.S. government agencies	$5,776	$318
Commercial and non-U.S. government customers	123	49
Total	$5,899	$367

Revenues from New Zealand during the nine months ended September 30, 2025 and 2024 amounted to $123 and $49, respectively.

No revenue recognized during nine months ended September 30, 2025 and 2024 was related to performance obligations satisfied in prior periods

Remaining performance obligations

As of September 30, 2025, the aggregate amount of the transaction price allocated to the remaining performance obligations was $8,925, all of which will be recognized over the next 12 months. Although remaining performance obligations reflect business that is considered to be legally binding, cancellations, deferrals, or scope adjustments may occur. Any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations, and project deferrals are reflected or excluded in the remaining performance obligation balance, as appropriate.

Contract balances

The following table presents contract balances:

Contract Balances 2025
Accounts receivable, net
Balance – January 1	$536
Balance – September 30	$3,420
Unbilled receivables:
Balance – January 1	$—
Balance – September 30	$659
Deferred revenue:
Balance – January 1	$112
Balance – September 30	$—
Contract loss provision
Balance – January 1	$5,166
Balance – September 30	$5,047

Revenue recognized during the nine months ended September 30, 2025 from amounts included in deferred revenue at the beginning of the period was $112.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

4. Fair Value Measurements

The following table presents assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as follows:

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market mutual funds	$64,224	$—	$—	$64,224
Total Assets	$64,224	$—	$—	$64,224
Liabilities:
Current liabilities:
2024 LSA Loans, current portion	$—	$—	$14,133	$14,133
Convertible promissory notes	—	—	21,951	21,951
Non-current liabilities:
2024 LSA Loans, non-current portion	—	—	17,395	17,395
Warrant liabilities	—	—	72,423	72,423
Total Liabilities	$—	$—	$125,902	$125,902
	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market mutual funds	$29,773	$—	$—	$29,773
Total Assets	$29,773	$—	$—	$29,773
Liabilities:
Warrant liabilities	$—	$—	$3,586	$3,586
Total Liabilities	$—	$—	$3,586	$3,586

Fair value measurements for cash equivalents are based on quoted market prices in active markets. There have been no changes in the fair value methodologies used for the nine months ended September 30, 2025 and 2024.

Fair value measurements for certificates of deposit do not have quoted market prices in an active market, however their fair value can typically be determined based on observable inputs, which include interest rates, yields and maturity schedules.

For all periods prior to December 31, 2024, fair value measurements for preferred stock warrant liabilities were estimated using an option pricing approach embedded within a Monte Carlo simulation using Level 3 inputs. The Monte Carlo simulation simulates the Company’s equity value from each respective valuation date to the expected financing event date, incorporating breakpoints at which various equity classes participate in distributions.

The following relevant assumptions were used in determining the fair value of the preferred stock warrant liabilities (refer to Note 9. Warrants) as of December 31, 2024:

December 31, 2024
Equity value	$309,613
Expected financing amount	$100,000
Expected financing date	5/31/2025
Expected liquidity event	12/31/2026
Equity volatility	50.0 – 60.0%
Risk-free rate	4.20 – 4.24%

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

4. Fair Value Measurements (cont.)

For all periods after December 31, 2024, and in contemplation of the anticipated Merger, fair value measurements for warrant liabilities and convertible promissory notes (refer to Note 8. Debt and Note 9. Warrants) were estimated using a probability-weighted expected return method, considering scenarios in which the Merger does or does not occur.

In the scenario in which the Merger does not occur, the fair value of the 2019 LSA Warrants, 2021 LSA Warrants, and 2024 LSA Warrants were estimated using an option pricing approach embedded within a Monte Carlo simulation. The Monte Carlo simulation simulates the Company’s equity value from each respective valuation date to the expected financing event date, incorporating breakpoints at which various equity classes participate in distributions. In the scenario in which the Merger occurs, the fair value of the 2019 LSA Warrants, 2021 LSA Warrants, and 2024 LSA Warrants were estimated using a common stock equivalent method which incorporates the expected capital structure and distribution of proceeds in a public company context and allocated value among the Company’s equity classes assuming the Company successfully completes the Merger.

In both scenarios, the fair value of the 2024 LSA Amendment Warrants were estimated using a discounted cash flow method, calculating the present value of future cash flows based on the contractual terms thereof at the calibrated discount rate.

In both scenarios, the fair value of the Pre-PIPE Bridge Notes and Pre-Funded PIPE Notes were estimated using a discounted cash flow method, calculating the present value of future cash flows based on the contractual terms of such instruments at the calibrated discount rate.

In the scenario in which the Merger does not occur, the fair value of the Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants were estimated using an option pricing approach embedded within a lattice model. The lattice model simulates the Company’s equity value from each respective valuation date to the expected financing event date, incorporating breakpoints at which various equity classes participate in distributions. In the scenario in which the Merger occurs, the fair value of the Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants were estimated using the Black-Scholes option pricing formula.

The following relevant assumptions were used in determining the fair value of the warrant liabilities and convertible promissory notes as of September 30, 2025:

September 30, 2025
Non-Merger scenario – Equity value	$647,000
Non-Merger scenario – Expected financing amount	$150,000
Non-Merger scenario – Expected financing date	3/30/2026
Non-Merger scenario – Expected liquidity event	9/30/2028
Non-Merger scenario – Equity volatility	67.5% – 75.0%
Merger scenario – Expected Merger date	3/30/2026
Merger scenario – Stock price	$10.40
Merger scenario – Equity volatility	70.0%
Calibrated discount rate	285.0%
Risk-free rate	3.57% – 4.67%

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

4. Fair Value Measurements (cont.)

Fair value measurements for the 2024 LSA Loans (refer to Note 8. Debt) were estimated using a discounted cash flow method and a lattice model. The lattice model was used to estimate the fair value measurement impact of various share- and cash-settled redemption features which only apply to a portion of the outstanding principal amount of 2024 LSA Loans and the discounted cash flow method was used to estimate the fair value measurement impact of the principal amount of 2024 LSA Loans not subject to such redemption features.

The following relevant assumptions were used in determining the fair value of the 2024 LSA Loans as of September 30, 2025:

September 30, 2025
Fair value of Series B Prime redeemable convertible preferred stock	$28.02
Equity volatility	75.0%
Credit rating	CCC-
Discount rate	18.2%

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to warrant liabilities outstanding as of September 30, 2025 and September 30, 2024 were as follows:

Amount
Fair value as of December 31, 2023	$2,825
Issuance of warrants	496
Change in fair value of warrants	314
Fair value as of September 30, 2024	$3,635
Amount
Fair value as of December 31, 2024	$3,586
Issuance of warrants	66,044
Exchange of warrants	(1,769)
Change in fair value of warrants	4,562
Fair value as of September 30, 2025	$72,423

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to convertible promissory notes outstanding as of September 30, 2025 were as follows:

Amount
Fair value as of December 31, 2024	$—
Issuance of convertible promissory notes	18,833
Change in fair value of convertible promissory notes	3,118
Fair value as of September 30, 2025	$21,951

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to 2024 LSA Loans outstanding as of September 30, 2025 were as follows:

Amount
Fair value as of December 31, 2024	$—
Recognition at fair value at extinguishment date	31,549
Non-cash change in fair value of 2024 LSA Loans	(21)
Fair value as of September 30, 2025	$31,528

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

5. Target Bridge Notes

On June 7, 2024, the Company and a third party target entity executed a term sheet which established the general terms of a potential acquisition of the target by the Company, including the establishment of a binding 60-day exclusivity period during which period the target was prohibited from negotiating, discussing, or entering into any other alternative transaction. In connection with the signing of the term sheet and to finance the target’s ongoing operations prior to the consummation of the potential acquisition, the Company extended a bridge financing facility with an aggregate commitment amount of $3,000 to the target.

Between June 2024 and July 2024, the Company originated $2,250 of aggregate principal amount of bridge notes to the target (“Target Bridge Notes”). The Target Bridge Notes accrued interest at a rate equal to the higher of (a) 6.0% and (b) the then-current Applicable Federal Rate. The Target Bridge Notes were scheduled to mature upon the earlier of (a) 30 days following the end of the exclusivity period and (b) the closing of the proposed acquisition. At the maturity thereof, the Target Bridge Notes would be settled as a dollar-for-dollar reduction in the closing purchase price in the proposed acquisition. Additionally, if the proposed acquisition did not close, the Target Bridge Notes remained outstanding, and the target consummated any sale or other exit event, the Company would be entitled to receive two times the sum of Target Bridge Notes principal amount outstanding plus accrued unpaid interest thereon.

On July 31, 2024, the target notified the Company that it was no longer pursuing an acquisition by the Company. In August 2024, the Company became aware that the former target violated the binding terms outlined in the term sheet and other agreements entered into therefrom. As a result, the former target repaid the outstanding principal amount of Target Bridge Notes of $2,250, plus accrued interest thereon, on September 3, 2024. The Company did not pursue litigation against the former target and did not receive any termination fees or penalty payments in connection with the breach of terms.

6. Property and Equipment, net

Property and equipment consisted of the following:

	As of:
	September 30, 2025	December 31, 2024
Aircraft equipment	$6,338	$6,194
Aircraft	4,717	4,681
Computer equipment	528	515
Leasehold improvements	425	394
Office furniture & equipment	346	315
Motor vehicles	85	85
Total property and equipment	12,439	12,184
Less: Accumulated depreciation	4,744	3,595
Total property and equipment, net	$7,695	$8,589

Depreciation expense for the nine months ended September 30, 2025 and 2024 amounted to $1,145 and $1,085, respectively.

7. Leases

The Company leases office space, aircraft, and airport hangar space under noncancelable operating lease agreements, which require escalating monthly rental payments plus related operating costs and expire on various dates through 2033. These leases contain no provisions for renewal other than a certain New Zealand lease, which contains one renewal option for five years. The Company is not reasonably certain to elect the renewal option and has excluded it in the related right-of-use (“ROU”) asset.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

7. Leases (cont.)

Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term.

The components of lease expense for the years ended were as follows:

	Nine Months Ended September 30,
Component	2025	2024
Operating lease expense	$671	$500
Short-term lease expense	84	181
Variable lease expense	2	9
Total lease expense	$757	$690

The weighted average remaining lease term and discount rate for operating leases were as follows:

	As of:
	September 30, 2025	December 31, 2024
Weighted average remaining lease term (in years)	3.10	3.30
Weighted average discount rate	13.05%	12.40%

Future minimum operating lease payments as of September 30, 2025 are as follows:

Year Ending December 31,	Amount
2025	$229
2026	703
2027	79
2028	79
2029	79
Thereafter	251
Total future minimum lease payments	1,420
Less imputed interest	269
Present value of operating liabilities	1,151
Less operating lease liabilities, current	702
Operating lease liabilities, non-current	$449

On September 4, 2025, the Company entered into a lease agreement that has not commenced for hangar and corporate office space in Bedford, MA and thus no right-of-use asset or lease liability has been recorded. When the lease commences the lease arrangement will have estimated total future payments of approximately $34,247 through September 2035. The lease is expected to commence in 2027. Also on September 4, 2025, the Company entered into a side letter agreement with the landlord permitting the Company to install a temporary airplane hangar on land subject to the lease agreement until the subject premises are made available. As of September 30, 2025, the premises and the land for the temporary hangar have not yet been made available to the Company.

8. Debt

2021 LSA

During September 2021, the Company entered into a loan and security agreement (“2021 LSA”) with the lender thereto which provided for term loan commitments with a maximum potential borrowing amount of $10,000. The aggregate commitments under the 2021 LSA included (a) a term loan facility in an aggregate principal amount of $3,000 (the “2021 LSA First Tranche”), (b) a delayed draw term loan facility in an aggregate principal amount of $1,000 (the “2021 LSA Second Tranche”), and (c) the lender’s commitment to reserve $6,000 for future funding of loans (the “2021 LSA Reserve”).

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

8. Debt (cont.)

Pursuant to the terms of the 2021 LSA, term loans under 2021 LSA First Tranche were required to be drawn down within five business days following the execution of the 2021 LSA. As a condition precedent to issue term loans under the 2021 LSA Second Tranche, the Company was required to achieve certain operational milestones and the 2021 LSA Second Tranche expired unused in March 2022. Further, the Company had no enforceable right to issue term loans under the 2021 LSA Reserve as any binding commitment thereto was subject to the Company and lender agreeing to enter into a binding commitment to provide funding following the Company’s next equity financing round. No amounts were drawn under the 2021 LSA Reserve. In connection with the execution of the 2021 LSA, the Company issued the lender thereunder warrants to purchase the Company’s redeemable convertible preferred stock (refer to Note 9. Warrants for further information).

During September 2021, the Company entered into a term loan in an aggregate principal amount of $3,000 under the 2021 LSA First Tranche (“2021 LSA Loan”). The 2021 LSA Loan bore interest at 11% per annum. Pursuant to the terms of the 2021 LSA, the Company was required to make interest-only payments through June 2022, and subsequently, the aggregate principal amount of the 2021 LSA Loan was amortized and paid down in equal monthly installments, together with interest thereon, over the following by 36 months until the final maturity of the 2021 LSA Loan on July 1, 2025. All outstanding principal, plus interest accrued thereon, was repaid in accordance with the contractual terms of the 2021 LSA in July 2025.

In connection with the 2021 LSA and issuance of the 2021 LSA Loan, the Company incurred $29 in debt issuance costs and a debt discount of $74. Deferred financing costs related to the 2021 LSA Loan of $103 were amortized to interest expense over the life of the 2021 LSA Loans using the effective interest method. The effective interest rate of the 2021 LSA Loan was 12.6%.

All warrants to purchase the Company’s redeemable convertible preferred stock remain outstanding as of September 30, 2025.

New Zealand Provincial Growth Fund (“PGF”) Loan

In July 2022, MLNL entered into the 2022 PGF Agreement with the New Zealand Ministry of Business, Innovation and Employment, securing a convertible loan commitment with an aggregate principal amount of NZD 1,000. Under this agreement, MLNL received NZD 1,000 ($660 USD at issuance) in convertible debt, referred to as the “2022 PGF Loan.” The 2022 PGF Loan bears interest at a fixed rate of 7.47%. Pursuant to the terms of the 2022 PGF Agreement, interest accrued on the 2022 PGF Loan prior to the third anniversary of the issuance thereof shall be paid in-kind on each anniversary of the issuance date. On each subsequent anniversary date until the maturity date of July 21, 2032, the Company shall make annual payments comprised of (a) equal amortizing payments of 2022 PGF Loan principal and (b) interest accrued during the anniversary year. All amounts due but not yet paid, including all interest paid in-kind, shall become payable on the maturity date.

The 2022 PGF Loan is collateralized by a security interest in certain assets of the Company and is subject to certain customary covenants, with which the Company was in compliance as of September 30, 2025.

MLNL has optional redemption rights of the 2022 PGF Loan. Additionally, the repayment of principal and accrued interest of the 2022 PGF Loan may be accelerated upon the occurrence of certain events, including events of default and receipt of insurance proceeds related to the operating assets of MLNL. Upon the occurrence of a qualifying equity financing round of the Company, the Ministry retains the right to convert the unpaid principal amount, together with unpaid interest thereon, into shares of common stock of the Company at a 15.0% discount to the issuance price of the Company’s equity in the financing round.

The Company did not incur any debt issuance costs in connection with the 2022 PGF Agreement. The Company accounts for the 2022 PGF Loan using the effective interest method. The effective interest rate of the 2022 PGF Loan is 7.5%.

As of September 30, 2025 and December 31, 2024, the fair value of the 2022 PGF Loan was $734 and $677, respectively. The fair value of the 2022 PGF Loan was estimated using Level 3 inputs in a discounted cash flow model.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

8. Debt (cont.)

2024 LSA

On February 22, 2024, the Company entered into a loan and security agreement (“2024 LSA”) with the lender thereto, which provided for delayed draw term loan commitments in an aggregate principal amount of $35,000. The aggregate commitments under the 2024 LSA included (a) a delayed draw term loan facility in an aggregate principal amount of $12,500 (the “2024 LSA First Tranche”), (b) a delayed draw term loan tranche in an aggregate principal amount of $12,500 (the “2024 LSA Second Tranche”), and (c) a delayed draw term loan facility tranche in an aggregate principal amount of $10,000 (the “2024 LSA Third Tranche”). As a condition precedent to issue term loans under the 2024 LSA Third Tranche, the Company achieved certain operational milestones as defined in the 2024 LSA. In connection with the entrance into the 2024 LSA, the Company issued the lender thereto warrants to purchase the Company’s redeemable convertible preferred stock (refer to Note 9. Warrants for further information).

On May 28, 2024, August 30, 2024, and October 23, 2024, the Company entered into term loans under the 2024 LSA First, Second, and Third Tranches, in aggregate principal amounts of $12,500, $12,500, and $10,000, respectively (collectively, the “2024 LSA Loans”). The 2024 LSA Loans accrue interest at a fixed rate per annum, compounded monthly, equal to the Prime Rate as of the issuance date thereof plus 5.0%. In addition to the fixed cash interest, the outstanding principal balance of the 2024 LSA Loans accrues interest paid in-kind at 1.5% per annum, compounded monthly. Inclusive of both cash interest and interest paid in-kind, the total nominal interest rate of the 2024 LSA Loans issued under the 2024 LSA First, Second, and Third Tranches was 15%.

Prior to the 2024 LSA Amendment (as defined below), the Company was required to make interest-only payments at the cash interest rate through February 2025, and subsequently, the aggregate principal amount of the 2024 LSA Loans would be amortized and paid down in equal monthly installments, together with cash interest thereon, over the following 24 months until final maturity on January 31, 2027. On the maturity date, all unpaid principal of 2024 LSA Loans, together with cash interest and all interest paid-in kind, was set to become due and payable.

In connection with the 2024 LSA Loans, the Company recorded a debt discount of $622, related to the payment of lender fees and the issuance of preferred stock warrant liabilities, which is amortized to interest expense over the life of the 2024 LSA Loans using the effective interest method. Prior to the 2024 LSA Amendment (as defined below), the effective interest rates of the 2024 LSA Loans for the First, Second, and Third Tranches was 14.5%, 14.7%, and 14.9%, respectively.

On July 1, 2025, the Company and the lender thereto entered into an amendment to the 2024 LSA (“2024 LSA Amendment”). Pursuant to the 2024 LSA Amendment, the maturity date of the 2024 LSA Loans was extended to June 1, 2027, with amortizing principal payments beginning on January 1, 2026 and continuing until the final maturity date. No other terms of the 2024 LSA Loans were modified pursuant to the 2024 LSA Amendment. In connection with the 2024 LSA Amendment and to induce the lender into making such amendment, the Company issued warrants to purchase the Company’s redeemable convertible preferred stock with a fair value of $759 (“2024 LSA Amendment Warrants,” refer to Note 9. Warrants).

The 2024 LSA Amendment was accounted for as an extinguishment under ASC 470-50, Modifications and Extinguishments, and accordingly, the Company recognized a loss on extinguishment of long-term debt of $2,157 which is comprised of the fair value of the 2024 LSA Amendment Warrants issued and the difference between the fair value of the amended 2024 LSA Loans and the existing carrying amount of the 2024 LSA Loans. In accordance with ASC 825 and following the 2024 LSA Amendment, the Company elected to account for the 2024 LSA Loans under the fair value option. The Company elected to record the 2024 LSA Loans under the fair value option to simplify the recordkeeping on an ongoing basis.

The Company has optional redemption rights of the 2024 LSA Loans, subject to an in-kind interest make whole premium plus a prepayment premium of 100% of future foregone cash interest payments, which reduces to 85% and 75% after December 31, 2025 and December 31, 2026, respectively. Additionally, the repayment of principal and accrued interest of the 2024 LSA Loans may be accelerated upon the occurrence of certain events, including events of default. The lender also retains the right to convert up to $5,000 of the outstanding loan balance into shares of the Company’s Series B Prime redeemable convertible preferred stock at any time through June 30, 2027 (the “2024 LSA Conversion Feature”).

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

8. Debt (cont.)

Borrowings under the 2024 LSA are collateralized by substantially all of the Company’s assets and are subject to certain customary covenants, with which the Company was in compliance as of September 30, 2025.

Pre-PIPE Bridge

On July 2, 2025, the Company entered into a convertible note purchase agreement (“Pre-PIPE Bridge Agreement”) with the purchasers thereto, pursuant to which the Company may issue up to $23,445 in aggregate principal amount of unsecured convertible promissory notes (“Pre-PIPE Bridge Notes”). Additionally, pursuant to the Pre-PIPE Bridge Agreement, the Company issued common stock warrants (“Pre-PIPE Bridge Warrants”) to the purchasers thereto and, accordingly, the proceeds received in connection with each issuance were allocated between the Pre-PIPE Bridge Notes and Warrants (refer to Note 9. Warrants).

The Company entered into a series of Pre-PIPE Bridge Notes in aggregate principal amount of $23,445 between July and August 2025. The Company accounts for the Pre-PIPE Bridge Notes under the fair value option and, accordingly, all issuance costs incurred in connection with the entrance into the Pre-PIPE Bridge Agreement and the issuance of Pre-PIPE Bridge Notes thereunder were expensed as incurred. The purchase price received by the Company for the first closing of the Pre-PIPE Bridge approximated the aggregate fair value of the Pre-PIPE Bridge Notes and Warrants issued and, therefore, no gain or loss on issuance was recognized. The purchase price received by the Company for the second closing of the Pre-PIPE Bridge was below the aggregate fair value of the Pre-PIPE Bridge Notes and Warrants issued and, therefore, the Company recognized a loss of $585 as a component of loss on issuance of financial instruments in the condensed consolidated statements of operations. The Company elected to record the Pre-PIPE Bridge Notes under the fair value option based on the short-term maturity of the Pre-PIPE Bridge Notes.

Prior to the Pre-PIPE Bridge Amendment (as defined below), the Pre-PIPE Bridge Notes accrued interest at a fixed rate of 12.0% per annum, compounded annually. All principal and accrued interest thereon was set to become due and payable upon demand by the purchasers thereof on or after July 2, 2026, unless earlier converted or repaid.

On August 13, 2025, and in connection with the Pre-Funded PIPE transaction (as defined below), the Company and the holders of the Pre-PIPE Bridge Notes amended the terms of the Pre-PIPE Bridge Notes to more closely align with those of the Pre-Funded PIPE Notes (“Pre-PIPE Bridge Amendment”). As the Pre-PIPE Bridge Notes are accounted for under the fair value option, all amendment costs were expensed as incurred.

Following the Pre-PIPE Bridge Amendment, the Pre-PIPE Bridge Notes accrue interest at 12.0% per annum, compounded semi-annually, until the principal amount of Pre-PIPE Bridge Notes and all interest accrued thereon is repaid or converted. The Pre-PIPE Bridge Amendment did not change the maturity date of the Pre-PIPE Bridge Notes. At the maturity date thereof, the principal amount of Pre-PIPE Bridge Notes and all accrued unpaid interest thereon shall be due and payable on demand or converted, at the holders’ discretion, into a new senior series of the Company’s redeemable convertible preferred stock at a conversion price per share of $23.3634, subject to certain customary adjustments.

Pursuant to the Pre-PIPE Bridge Amendment, on the day prior to the closing of the Merger, the unpaid principal amount of Pre-PIPE Bridge Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of 12.0% Series A cumulative convertible preferred stock of the SPAC (“PubCo Series A”) at a conversion price of $10.20, which represents a 15% discount to the original issue price of such PubCo Series A shares.

In the event that the BCA is terminated without the Merger having closed, and the Company effectuates a Qualified Financing (as defined in the Pre-PIPE Bridge Amendment) prior to repayment or conversion of the Pre-PIPE Bridge Notes, the unpaid principal amount of Pre-PIPE Bridge Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of capital stock of the Company sold in such Qualified Financing at a conversion price equal to 85% of the lowest price paid in cash by the purchasers thereof in the Qualified Financing.

In the event that the BCA is terminated without the Merger having closed, and the Company effectuates a Change of Control (as defined in the Pre-PIPE Bridge Amendment), the unpaid principal amount of Pre-PIPE Bridge Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of common stock of the Company immediately

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

8. Debt (cont.)

prior to the Change of Control. As an alternative to conversion into common stock, the Company retains the option to either (i) deem the outstanding Pre-PIPE Bridge Notes as converted, entitling the holders thereof to receive the consideration it would have otherwise received as a common shareholder in the Change of Control or (ii) redeem the Pre-PIPE Bridge Notes in an amount equal to two times the outstanding principal amount thereof, plus accrued unpaid interest thereon.

The Company does not retain any optional redemption rights with respect to the Pre-PIPE Bridge Notes. The Pre-PIPE Bridge Notes may be accelerated upon the occurrence of certain events, including events of default. The Pre-PIPE Bridge Notes are subordinated to the Company’s senior debt obligations under the 2024 LSA and are subject to customary covenants, with which the Company was in compliance as of September 30, 2025.

Pre-Funded PIPE

On August 13, 2025, the Company entered into a securities purchase agreement (“Pre-Funded PIPE Agreement”) with the purchasers thereto, pursuant to which the Company agreed to sell, and the purchasers agreed to purchase, unsecured convertible promissory notes and common stock warrants (refer to Note 9. Warrants).

Pursuant to the Pre-Funded PIPE Agreement, the Company issued $64,706 in aggregate principal amount of unsecured convertible promissory notes (“Pre-Funded PIPE Notes”) and common stock warrants (“Pre-Funded PIPE Warrants”) for total proceeds of $55,000 which were allocated between the Pre-Funded PIPE Notes and Warrants. The Company accounts for the Pre-Funded PIPE Notes under the fair value option and, accordingly, all issuance costs incurred in connection with the entrance into the Pre-Funded PIPE Agreement and the issuance of Pre-Funded PIPE Notes thereunder were expensed as incurred. The purchase price received by the Company approximated the aggregate fair value of the Pre-Funded PIPE Notes and Warrants issued and, therefore, no gain or loss on issuance was recognized. The Company elected to record the Pre-Funded PIPE Notes under the fair value option based on the short-term maturity of the Pre-Funded PIPE Notes.

Additionally, the Pre-Funded PIPE Agreement contains a provision that provides a purchaser thereunder, who is an affiliate of the SPAC, the right (“Purchaser Right”) to require the Company to issue and sell up to approximately $29,412 in aggregate principal amount of additional Pre-Funded PIPE Notes and accompanying Pre-Funded PIPE Warrants (“Purchaser Right Notes”). The Purchaser Right may be exercised any time prior to December 31, 2025 so long as the BCA is not terminated. The Purchaser Right is a written call option accounted for initially and subsequently at fair value, with changes in fair value recognized in the condensed consolidated statements of operations. The Purchaser Right has a de minimis fair value as of the execution of the Pre-Funded PIPE Agreement and as of September 30, 2025.

The Pre-Funded PIPE Notes accrue interest at a fixed rate of 12.0% per annum, compounded semi-annually, until the principal amount of Pre-Funded PIPE Notes and all interest accrued thereon is repaid or converted. The Pre-Funded PIPE Notes are scheduled to mature on August 13, 2026. At the maturity date thereof, the principal amount of Pre-Funded PIPE Notes and all accrued unpaid interest thereon shall be due and payable on demand or converted, at the holders’ discretion, into a new senior series of the Company’s redeemable convertible preferred stock at a conversion price per share of $27.4863.

On the day prior to the closing of the Merger, the unpaid principal amount of Pre-Funded PIPE Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of PubCo Series A preferred stock at a conversion price of $12.00, which represents the original issue price of such PubCo Series A shares.

In the event that the BCA is terminated without the Merger having closed, and the Company effectuates a Qualified Financing (as defined in the Pre-Funded PIPE Agreement) prior to repayment or conversion of the Pre-Funded PIPE Notes, the unpaid principal amount of Pre-Funded PIPE Notes, together with accrued unpaid interest thereon, shall, at the holders’ option, convert into shares of capital stock of the Company sold in such Qualified Financing at a conversion price equal to the lowest price paid in cash by the purchasers thereof in the Qualified Financing.

In the event that the BCA is terminated without the Merger having closed, and the Company effectuates a Change of Control (as defined in the Pre-Funded PIPE Agreement), the unpaid principal amount of Pre-Funded PIPE Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of common stock of the Company immediately

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

8. Debt (cont.)

prior to the Change of Control. As an alternative to conversion into common stock, the Company retains the option to either (i) deem the outstanding Pre-Funded PIPE Notes as converted, entitling the holders thereof to receive the consideration it would have otherwise received as a common shareholder in the Change of Control or (ii) redeem the Pre-Funded PIPE Notes in an amount equal to two times the outstanding principal amount thereof, plus accrued unpaid interest thereon.

The Company does not retain any optional redemption rights with respect to the Pre-Funded PIPE Notes. The Pre-Funded PIPE Notes may be accelerated upon the occurrence of certain events, including events of default. The Pre-Funded PIPE Notes are subordinated to the Company’s senior debt obligations under the 2024 LSA and are subject to customary covenants, with which the Company was in compliance as of September 30, 2025.

The following table summarizes the Company’s outstanding long-term debt as of September 30, 2025 and December 31, 2024:

	As of:
	September 30, 2025	December 31, 2024
2021 LSA Loan	$—	$500
2022 PGF Loan	670	654
2024 LSA Loans	31,528	35,192
Total long-term debt	32,198	36,346
Less current maturities of long-term debt	14,229	14,157
Less unamortized deferred financing costs	—	516
Total long-term debt, net	$17,969	$21,673

Maturities of long-term debt outstanding, in principal amounts, as of September 30, 2025 are as follows:

Year Ending December 31,	Amount
2025	$—
2026	19,271
2027	10,708
2028	96
2029	96
Thereafter	287
Total	$30,457

9. Warrants

The warrants issued in connection with the 2019 loan and security agreement (“LSA”), 2021 LSA, and 2024 LSA (the “2019 LSA Warrants”, “2021 LSA Warrants”, and “2024 LSA Warrants,” respectively) were determined to meet the criteria for liability classification pursuant to ASC 480 as the underlying warrant shares, the Company’s redeemable convertible preferred stock, are redeemable outside the control of the Company and are accordingly classified as mezzanine equity (refer to Note 10. Redeemable Convertible Preferred Stock and Stockholders’ Deficit for further information). The 2019 LSA Warrants, 2021 LSA Warrants, and 2024 LSA Warrants are therefore required to be initially and subsequently measured at fair value with changes in fair value presented in the condensed consolidated statements of operations.

The 2024 LSA Amendment Warrants were determined to meet the criteria for liability classification pursuant to ASC 480 as the terms thereof permit the holder to exchange the 2024 LSA Amendment Warrants for instruments issued in any bridge financing occurring after the issuance date thereof, which includes the issuance of convertible debt instruments. The 2024 LSA Amendment Warrants are therefore required to be initially and subsequently measured at fair value with changes in fair value presented in the condensed consolidated statements of operations.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

9. Warrants (cont.)

The Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants were determined to meet the criteria for liability classification pursuant to ASC 815 because certain settlement adjustments prevent them from meeting the fixed-for-fixed equity classification criteria. The Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants are therefore required to be initially and subsequently measured at fair value with changes in fair value presented in the condensed consolidated statements of operations.

In August 2025 and in accordance with the terms thereof, the holder of 2024 LSA Warrants elected to exchange all of the 2024 LSA Warrants with a fair value of $1,769 for Pre-PIPE Bridge Notes and accompanying Pre-PIPE Bridge Warrants with fair values of $1,131 and $3,957, respectively. The loss of $3,320 was recognized in loss on exchange of warrant liabilities in the condensed consolidated statements of operations.

During the nine months ended September 30, 2025 and 2024, the Company recorded a loss on the change in fair value of warrant liabilities of $4,562 and $314, respectively. Refer to Note 4. Fair Value Measurements for further information.

As of September 30, 2025, the outstanding warrants to purchase the Company’s redeemable convertible preferred stock and common stock were as follows:

	Shares Underlying Warrants	Class of Underlying Warrant Shares	Exercise Price Per Share	Expiration Date
2019 LSA Warrants(1)	144,926	Series Seed Prime or Series A Prime	$1.035	January 31, 2030
2021 LSA Warrants	81,188	Series B Prime	$4.927	March 31, 2037
2024 LSA Amendment Warrants(2)	—	Series Next or Series Subsequent	$—	November 1, 2039
Pre-PIPE Bridge Warrants(3)	3,063,248	Common Stock	$12.000	—
Pre-Funded PIPE Warrants(3)	5,642,160	Common Stock	$12.000	—

____________

(1)      The number of shares underlying the 2019 LSA Warrants assumes that the holders choose to exercise their warrants into shares of Series Seed Prime redeemable convertible preferred stock, as this exercise scenario is most beneficial to the warrant holders.

(2)      The number of shares underlying the 2024 LSA Amendment Warrants and their exercise price per share cannot currently be determined because the warrants are not exercisable and remain contingent upon the pricing of the next round of preferred stock financing or any subsequent round.

(3)      The Pre-PIPE Bridge and Pre-Funded PIPE Warrants only become exercisable upon the termination of the BCA and expire on the fifth anniversary of the termination of the BCA.

All warrants issued by the Company may be exercised, at the holders’ option, via the delivery of cash or on a cashless basis.

10. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Common Stock

As of September 30, 2025, the Company has 44,705,861 shares of $0.0001 par value common stock authorized. The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified by, the rights, powers and preferences of the preferred stockholders and as designated by resolution of the Board of Directors. The holders of the common stock are entitled to one vote for each share of common stock held.

As of September 30, 2025, 39,475,338 shares of common stock are reserved for the conversion of redeemable convertible preferred stock and the exercise of stock options and warrants.

Redeemable Convertible Preferred Stock

On July 2, 2025 and in connection with the Pre-PIPE Bridge Agreement, the Company entered into exchange agreements (“Exchange Agreements”) with the holders of the redeemable convertible preferred stock to effectuate a recapitalization of the Series Seed, Series A, Series A-1, Series B, and Series B-1 redeemable convertible preferred stock (collectively, “Legacy Preferred Stock”) into shares of Series Seed Prime, Series A Prime, Series A-1 Prime, Series B Prime, and Series B-1 Prime redeemable convertible preferred stock, respectively (collectively, “Prime Preferred Stock”).

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

10. Redeemable Convertible Preferred Stock and Stockholders’ Deficit (cont.)

To effectuate the conversions contemplated by the Exchange Agreements, the Company amended and restated its Certificate of Incorporation to add a contingent mandatory conversion feature to its redeemable convertible preferred stock (“Special Mandatory Conversion”) whereby if a holder of redeemable convertible preferred stock failed to purchase a minimum investment amount of Pre-PIPE Bridge Notes and Warrants, such redeemable convertible preferred stock held by the non-participating investor would automatically convert, on a ten-to-one basis, into shares of the Company’s common stock; otherwise, if the holder of redeemable convertible preferred stock satisfied its applicable minimum investment threshold contemplated by the Pre-PIPE Bridge Agreement, shares of redeemable convertible preferred stock held by such holder would be exchanged for shares of Prime Preferred Stock, as described below.

All holders of Legacy Preferred Stock participating in the Pre-PIPE Bridge satisfied the minimum investment requirements under the Pre-PIPE Bridge Agreement and, therefore, pursuant to the Exchange Agreements, every ten shares of Legacy Preferred Stock held by the holders of Legacy Preferred Stock were converted into one share of the Company’s common stock and then converted on a one-to-ten basis into corresponding shares of Prime Preferred Stock. The exchange of Legacy Preferred Stock for Prime Preferred Stock was accounted for as an extinguishment, resulting in a deemed dividend of $345,717 being recognized.

Other than the Special Mandatory Conversion feature, the rights and preferences of the Legacy Preferred Stock are substantially similar to those of the Prime Preferred Stock.

As of September 30, 2025, the Company has authorized the following shares of $0.0001 par value redeemable convertible preferred stock:

Shares
Series Seed Prime redeemable convertible preferred stock	3,357,483
Series A Prime redeemable convertible preferred stock	8,034,960
Series A-1 Prime redeemable convertible preferred stock	928,217
Series B Prime redeemable convertible preferred stock	6,420,288
Series B-1 Prime redeemable convertible preferred stock	1,028,819
Total redeemable convertible preferred stock	19,769,767

The redeemable convertible preferred stock has the following rights and preferences:

Voting Rights

On all matters subject to the authorization of the holders of common stock, the holders of redeemable convertible preferred stock are entitled to vote together with holders of common stock on an as-converted basis.

Dividends

The holders of redeemable convertible preferred stock are entitled to receive, on a pari passu basis and prior and in preference to holders of the Company’s common stock, an annual dividend in the amount of 8% of the applicable original issuance price. Such dividends are payable only if and when declared and are noncumulative. Holders of redeemable convertible preferred stock shall also be entitled to receive participating dividends, if and when declared on the Company’s common stock, on an as-converted basis. No dividends have been declared as of September 30, 2025.

Liquidation

In the event of liquidation, dissolution or winding up of the Company or upon the occurrence of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation), the holders of the redeemable convertible preferred stock shall be entitled to receive, in preference to all common stockholders, an amount equal to the greater of (i) the applicable original issue price plus any declared but unpaid dividends thereon and (ii) the amount that would have been payable to the holder had all shares of redeemable convertible preferred stock been converted into

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

10. Redeemable Convertible Preferred Stock and Stockholders’ Deficit (cont.)

common stock prior to such event. After payment has been made to the holders of the redeemable convertible preferred stock, the remaining assets available for distribution shall be distributed solely among the common stockholders on a pro rata basis based upon the number of shares held by each common stockholder.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the holder’s option or mandatorily upon the occurrence of certain events (including qualifying public offerings, direct listings, and De-SPAC transactions, and upon the request of the majority holders of the redeemable convertible preferred stock voting together on an as-converted basis) into a fixed number of common stock at a conversion rate equal to (i) the applicable original issue price divided by (ii) the conversion price then in effect. The conversion price is subject to customary antidilution and down-round adjustments.

Redemption

The redeemable convertible preferred stock is not redeemable except upon the occurrence of the liquidation, dissolution or winding up of the Company or upon the occurrence of a Deemed Liquidation Event.

11. Net Loss Per Share

The Company uses the two-class method to calculate basic and diluted net loss per share. Unvested restricted stock awards are considered participating securities because they entitle holders to non-forfeitable rights to dividends during the vesting term. Under the two-class method, earnings of the Company are allocated between common stockholders and these participating securities based on the weighted-average number of shares of common stock and participating securities outstanding during the relevant period. The participating securities do not have a contractual obligation to share in the losses of the Company. Therefore, net loss is fully attributable to the Company’s common stockholders for the nine months ended September 30, 2025 and 2024.

Basic net loss per share is computed by dividing net loss attributable to the Company’s common stockholders by the weighted-average number of shares outstanding during the period. As of periods beginning after March 31, 2024, the Company no longer had participating securities other than common stock, as all outstanding restricted stock had fully vested.

Diluted net loss per share is computed by dividing net loss attributable to the Company’s common stockholders by the weighted-average number of shares after adjusting for potential dilution related to the conversion of all dilutive securities into common stock.

The numerators and denominators of the basic and diluted net loss per share computations for the Company’s common stock were calculated as follows:

	Nine Months Ended September 30,
	2025	2024
Numerator:
Net loss	$(55,725)	$(41,826)
Deemed dividend on exchange of redeemable convertible preferred stock	(345,717)	—
Net loss attributable to common stockholders	$(401,442)	$(41,826)

Denominator:
Weighted average shares outstanding, basic and diluted	5,191,045	5,103,003

Net loss per share, basic and diluted	$(77.33)	$(8.20)

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

11. Net Loss Per Share (cont.)

The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the periods presented due to their anti-dilutive effect (in shares):

	Nine Months Ended September 30,
	2025	2024
Redeemable convertible preferred stock	17,696,748	17,696,748
Stock options	2,518,101	2,603,199
Common stock warrants	8,119	6,597
2019 LSA Warrants	144,926	144,926
2021 LSA Warrants	81,188	81,188
2024 LSA Warrants	—	224,710
2024 LSA Conversion Feature	214,010	214,010
Pre-PIPE Bridge Notes	1,127,531	—
Pre-Funded PIPE Notes	2,645,082	—
Purchaser Right Notes	1,202,310	—
Total	25,638,015	20,971,378

12. Stock-Based Compensation

On October 24, 2018, the Board of Directors adopted the Plan. Under the terms of the Plan, incentive stock options (“ISOs”) may be granted to employees of the Company and nonqualified stock options or restricted stock awards may be granted to directors, consultants, employees and officers of the Company.

Restricted Stock

On October 10, 2018, the Company entered into a Restricted Stock Purchase Agreement (“Restricted Stock Agreement”) with its CEO, pursuant to which the Company granted its CEO the right to purchase 5,000,000 shares of $0.0001 par value restricted stock at a purchase price of $0.001 per share. As part of the Restricted Stock Agreement, the CEO also agreed to assign certain proprietary information and inventions to the Company. The restricted stock has all of the rights of Common Stock, including voting and dividend rights.

Pursuant to the Restricted Stock Agreement, 25% of the shares vested on January 1, 2019. Thereafter, 104,166 shares of restricted stock vested each month, such that the restricted stock became fully vested on January 1, 2022. The monthly vesting of restricted stock was contingent upon the CEO’s continued employment, consulting, advisor, director, or officer relationship with the Company at that date.

On March 10, 2022, in connection with the issuance of the Series B redeemable convertible preferred stock, the Company entered into Amendment No. 1 to the Restricted Stock Agreement (“Amendment No. 1”) to amend the vesting schedule for the restricted stock. Pursuant to Amendment No. 1, 3,350,000 shares of restricted stock were vested as of March 10, 2022, and thereafter, 68,750 shares of Restricted Stock vested each month. Amendment No. 1 did not modify the service requirements for the vesting of restricted stock. As of September 30, 2025 and December 31, 2024 there was no Restricted Stock outstanding, as the Restricted Stock fully vested during the year ended December 31, 2024.

During the nine months ended September 30, 2025 and 2024, the Company did not recognize stock-based compensation expense related to the restricted stock, as the expense measured at the grant date was fully recognized over the original vesting period and there was no incremental fair value as a result of Amendment No. 1.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

12. Stock-Based Compensation (cont.)

Stock Options

The exercise price of ISOs cannot be less than the fair value of the Company’s common stock on the date of grant or less than 110% of the fair value in the case of employees holding 10% or more of the voting stock of the Company. The options vest over a period determined by the Board of Directors, generally four years, and expire not more than 10 years from the date of grant.

As of September 30, 2025, the Company’s authorized common stock includes 3,348,975 shares of common stock reserved for the issuance of options under the Plan, of which 600,351 shares are available for future grants.

Stock option activity under the Plan during the nine months ended September 30, 2025 was as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted- Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	2,904,261	$5.19		7,083
Granted	227,193	12.88
Exercised	(60,711)	1.31		827
Expired	(273,047)	4.54
Forfeited	(279,595)	7.32
Outstanding at September 30, 2025	2,518,101	5.81	6	41,237
Exercisable at September 30, 2025	1,889,126	$4.75	5	32,947

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2025 and 2024 amounted to $6.17 and $3.72, respectively.

During the nine months ended September 30, 2025 and 2024, option holders of the Company exercised 60,711 and 72,443 common stock options, respectively, in exchange for cash proceeds of $78 and $59, respectively.

The total intrinsic value of options exercised during the nine months ended September 30, 2025 and 2024 amounted to $827 and $480, respectively.

During the nine months ended September 30, 2025 and 2024, stock-based compensation expense amounted to approximately $1,472 and $1,281, respectively, which is included in the unaudited condensed consolidated statements of operations.

As of September 30, 2025, there is approximately $2,742 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.25 years.

The Company uses the Black-Scholes option-pricing model to value option grants on the date of grant and to determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimations. The Company bases its expected volatility on the volatilities of certain publicly-traded peer companies. The Company is a privately-held company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of the Company’s share price becomes available or that the selected companies are no longer suitable for this purpose. The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

12. Stock-Based Compensation (cont.)

The expected term of options granted is determined based on the average of the vesting term and the contractual lives of all options awarded. The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by management with consideration to a third-party valuation, which contemplates a broad range of factors, including the illiquid nature of the investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events and recent sale and offer prices of common and redeemable convertible preferred stock, if any, in private transactions negotiated at arm’s length.

The following table provides the assumptions used in determining the fair value of the stock-based awards:

Nine Months Ended September 30,
	2025	2024
Risk-free interest rate	3.69% – 4.06%	4.31% – 4.65%
Expected dividend yield	—%	—%
Expected volatility	41.76% – 47.48%	45.79% – 46.34%
Expected life in years	5.12 – 6.06	5.48 – 6.06
Fair value of Common Stock	$3.60 – $11.05	$3.61 – $3.76

Expense related to stock-based compensation is recognized over the vesting period of the options. The Company has elected to recognize forfeitures as they occur.

Total stock-based compensation expense as presented within the condensed consolidated statements of operations was as follows:

	Nine Months Ended September 30,
	2025	2024
Cost of revenue	$335	$45
Research and development	913	968
General and administrative	212	240
Selling and marketing	12	28
Total	$1,472	$1,281

13. Income Taxes

The Company recorded a provision for income taxes of $3 and $13 for the nine months ended September 30, 2025 and 2024, respectively, yielding effective tax rates of (0.01)% and (0.03)%, respectively. The Company is subject to income tax in the U.S. as well as other tax jurisdictions in which it conducts business. The Company’s effective tax rates for the nine months ended September 30, 2025 and 2024 differs from the U.S. statutory rate primarily due to the effect of the valuation allowance recorded against the Company’s net operating losses.

As of September 30, 2025 and December 31, 2024, the Company has not recognized any liabilities for uncertain tax positions in its unaudited condensed consolidated financial statements. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

13. Income Taxes (cont.)

In the normal course of business, the Company is subject to examination by federal and state authorities, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from 2022 to the present. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements. The Company is subject to the Global Intangible Low Taxed Income (“GILTI”) tax in the U.S. and has elected to treat taxes on future GILTI inclusions as current period expense if and when incurred.

On July 4, 2025, Public Law No. 119-21, commonly referred to as the One Big Beautiful Bill Act (the “OBBBA”), was enacted. The OBBBA contains a broad range of changes to U.S. federal income tax laws. These changes include, among others, permanently restoring an EBITDA-based business interest deduction limitation, permanently restoring 100% bonus depreciation for certain property, permanently restoring immediate expensing for certain domestic research and experimental expenditures. The effects of changes in tax laws are recognized in the condensed consolidated financial statements during the period of enactment. The effects of the OBBBA are not expected to have a material impact on the Company’s condensed consolidated financial statements.

14. Commitments, Contingencies, and Indemnification

Liabilities for loss contingencies arising from claims, disputes, legal proceedings, fines and penalties, and other sources are recorded when it is probable that a liability has been or will be incurred and the amount of the liability can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of such legal costs from insurance policies are recorded as an offset to legal expenses in the period they are received.

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of September 30, 2025 and December 31, 2024, no amounts have been accrued related to such indemnification provisions.

15. Segment and Geographic Information

The Company operates as a single operating and reportable segment. The CODM uses consolidated net loss to evaluate performance, allocate resources, set incentive compensation targets, and plan for future periods. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The following table presents the significant segment expenses, which were regularly provided to the CODM:

	Nine Months Ended September 30,
	2025	2024
Revenue	$5,899	$367
Significant segment expense:
Personnel	(21,484)	(19,050)
Travel and entertainment	(1,795)	(1,773)
Consulting and professional services	(14,166)	(9,326)
Aircraft expense	(1,456)	(874)
Software	(2,044)	(1,363)
Facilities	(1,377)	(1,053)
Other expenses	(1,872)	(2,390)
Depreciation	(1,145)	(1,085)
Contract loss provision	(1,451)	(6,347)
Benefit from contract loss provision	1,570	1,181
Benefit from research and development agreement	300	—
Total significant segment expenses	(44,920)	(42,080)

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

15. Segment and Geographic Information (cont.)

	Nine Months Ended September 30,
	2025	2024
Other segment expenses:
Interest income	862	1,547
Interest expense	(2,956)	(1,197)
Other expense	(193)	(136)
Change in fair value of warrant liabilities	(4,562)	(314)
Change in fair value of convertible promissory notes	(3,118)	—
Loss on exchange of warrant liabilities	(3,320)	—
Loss on issuance of financial instruments	(585)	—
Loss on extinguishment of long-term debt	(2,157)	—
Change in fair value of long-term debt	(672)	—
Total other segment expenses	(16,701)	(100)
Loss before provision for income taxes	(55,722)	(41,813)
Provision from income taxes	3	13
Net loss	$(55,725)	$(41,826)

Property and equipment, net and operating lease right-of-use assets, net by geographic area were as follows:

	As of:
	September 30, 2025	December 31, 2024
United States	$5,346	$6,231
New Zealand	3,487	3,706
Total	$8,833	$9,937

16. Defined Contribution Plan

The Company sponsors a defined contribution plan covering substantially all of its employees who meet certain eligibility requirements. The Company, at the discretion of the Board of Directors, may make contributions to the plan. During the nine months ended September 30, 2025 and 2024, the Company made contributions to the plan in the amounts of $159 and $129, respectively.

17. Subsequent Events

The Company evaluated subsequent events through January 14, 2026, the date the unaudited condensed consolidated financial statements were available to be issued. Other than as disclosed below, the Company is not aware of any subsequent events which would require recognition or disclosure in the unaudited condensed consolidated financial statements.

On October 1, 2025, the federal government shutdown and subsequently reopened on November 13, 2025. During this time, the work being performed under the Company’s development contracts with the U.S. government was paused but has subsequently resumed. The Company does not currently anticipate any long-term negative impact from the government shutdown.

On November 19, 2025, the Company and a Pre-Funded PIPE investor agreed to increase such investor’s investment in the Pre-Funded PIPE where the Pre-Funded PIPE investor purchased additional warrants and debt with a principal balance of $10,893 for total proceeds of $9,259. Additionally, the Company received commitments from various investors in the amount of $120,000 to fund the PIPE, which is contingent on, and will be funded upon, the close of the Merger.

On December 31, 2025, the Purchaser Right with respect to the Pre-Funded PIPE Agreement which provided an affiliate of the SPAC the right to purchase up to $29,412 of additional Pre-Funded PIPE Notes and Warrants expired unexercised.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Merlin Labs, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Merlin Labs, Inc. and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HORNE LLP

We have served as the Company’s auditor since 2025.

Ridgeland, Mississippi
October 1, 2025

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	As of December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$37,195	$50,485
Short-term investments	377	548
Accounts receivable, net	536	21
Prepaid expenses and other current assets	1,040	1,599
Total current assets	39,148	52,653
Property and equipment, net	8,589	8,170
Operating lease right-of-use assets	1,348	1,458
Deposits	109	134
Total assets	$49,194	$62,415
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	1,294	1,396
Accrued expenses	2,683	1,840
Long-term debt, current portion, net	14,224	1,000
Deferred revenue	112	—
Contract loss provision	5,166	—
Operating lease liabilities, current	709	532
Total current liabilities	24,188	4,768
Long-term debt, non-current portion, net	21,673	1,282
Operating lease liabilities, non-current	653	998
Warrant liabilities	3,586	2,825
Total liabilities	50,100	9,873
Commitments and contingencies (Note 14)
Redeemable convertible preferred stock (Note 10)	130,616	130,616
Stockholders’ deficit:
Common stock: $0.0001 par value; 29,500,000 shares authorized; 5,169,812 and 4,882,717 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1	1
Additional paid-in capital	4,009	2,204
Accumulated deficit	(135,532)	(80,279)
Total stockholders’ deficit	(131,522)	(78,074)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$49,194	$62,415

See accompanying notes to consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2024	2023
Revenue	$1,229	$1,003
Cost of revenue	8,500	735
Gross (loss) profit	(7,271)	268
Operating expenses:
Research and development	27,146	24,669
General and administrative	17,864	12,855
Selling and marketing	1,744	1,180
Total operating expenses	46,754	38,704
Loss from operations	(54,025)	(38,436)
Other (expense) income:
Interest income	2,005	3,252
Interest expense	(2,420)	(304)
Other expense	(197)	(214)
Loss on change in fair value of warrant liabilities	(265)	(55)
Total other (expense) income	(877)	2,679
Loss before provision for income taxes	(54,902)	(35,757)
Provision for income taxes	351	706
Net loss	$(55,253)	$(36,463)
Net loss per share:
Basic and diluted	$(10.80)	$(8.14)
Weighted-average shares outstanding:
Basic and diluted	5,118,223	4,476,824

See accompanying notes to consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount
Balances at December 31, 2022	17,696,748	$130,616	4,042,143	$1	$377	$(43,816)	$(43,438)
Vesting of restricted common stock	—	—	825,000	—	—	—	—
Exercise of common stock options	—	—	15,574	—	21	—	21
Stock-based compensation	—	—	—	—	1,806	—	1,806
Net loss	—	—	—	—	—	(36,463)	(36,463)
Balances as of December 31, 2023	17,696,748	130,616	4,882,717	1	2,204	(80,279)	(78,074)
Vesting of restricted common stock	—	—	206,250	—	—	—	—
Exercise of common stock options	—	—	80,845	—	66	—	66
Stock-based compensation	—	—	—	—	1,739	—	1,739
Net loss	—	—	—	—	—	(55,253)	(55,253)
Balances as of December 31, 2024	17,696,748	$130,616	5,169,812	$1	$4,009	$(135,532)	$(131,522)

See accompanying notes to consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities
Net loss	$(55,253)	$(36,463)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,466	1,140
Stock-based compensation	1,739	1,806
Amortization of right-of-use assets	575	657
Non-cash interest expense	207	103
Loss on disposal of property and equipment	—	16
Loss on change in fair value of warrant liabilities	265	55
Loss on foreign currency exchange rate	(197)	(199)
(Gain) loss on early lease termination	(1)	20
Accrual for contract loss provision	6,347	—
Change in operating assets and liabilities:
Accounts receivable	(511)	(17)
Prepaid expenses and other current assets	687	(326)
Deposits	25	55
Accounts payable	(98)	2,338
Accrued expenses	893	(211)
Deferred revenue	112	—
Contract loss provision	(1,181)	—
Operating lease liabilities	(612)	(670)
Net cash used in operating activities	$(45,537)	$(31,696)

Cash flows from investing activities
Cash paid to acquire property and equipment	$(1,904)	$(4,844)
Proceeds from sales of property and equipment	—	10
Withdrawal (purchase) of short-term investments	211	(34)
Target Bridge Notes principal originated	2,250	—
Repayment of Target Bridge Notes	(2,250)	—
Net cash used in investing activities	$(1,693)	$(4,868)

Cash flows from financing activities
Proceeds from issuance of long-term debt	$34,378	$—
Proceeds from issuance of warrants	496	—
Repayments of long-term debt	(1,000)	(1,017)
Proceeds from exercise of common stock options	66	21
Payment of preferred stock issuance costs	—	(1,510)
Net cash provided by (used in) financing activities	33,940	(2,506)

Net decrease in cash and cash equivalents	$(13,290)	$(39,070)
Cash and cash equivalents at beginning of year	50,485	89,555
Cash and cash equivalents at end of year	$37,195	$50,485

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$1,586	$236
Taxes	$237	$132
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$842	$589

See accompanying notes to consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

1. Organization and Description of Business

Merlin Labs, Inc. was incorporated on October 24, 2018 as a Delaware corporation under the name Apollo Flight Research, Inc and changed its name to Merlin Labs, Inc on October 27, 2020. Merlin Labs, Inc. is the parent company of two wholly-owned subsidiaries: Merlin Labs NZ Limited (“MLNL”), a New Zealand limited company, was incorporated on August 17, 2020 and Merlin Labs Securities Corporation (“MLSC”), a Massachusetts Securities Corporation, was incorporated on December 13, 2022. Merlin Labs, Inc, together with its subsidiaries are herein referred to as “Merlin,” the “Company,” “we,” or “our”.

The Company develops sophisticated software that fulfill the functions of a human pilot in self-flying aircraft to enable both reduced crew and unmanned flight. This technology is designed to be scalable and adaptable across different aircraft types for a growing range of aircraft platforms. The Company’s aircraft-agnostic, AI-powered software is purpose-built for military and civil programs and is powering an expanding range of missions and aircraft, proven through hundreds of autonomous flights from test facilities across the globe.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of Merlin Labs, Inc., and its consolidated subsidiaries, MLNL and MLSC. All intercompany balances and transactions have been eliminated in consolidation.

Risk and Uncertainties

The consolidated financial statements have been prepared in accordance with U.S. GAAP assuming that the Company will continue as a going concern over the next twelve months. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including having sufficient liquidity in the future to meet, among other things, the Company’s obligations under its borrowing arrangements (refer to Note 8. Debt) and debt instruments issued pursuant to the Private Investment in Public Equity (“PIPE”) Bridge and Pre-PIPE transactions (refer to Note 17. Subsequent Events).

Since its inception, the Company has primarily operated in the pre-commercialization stage and funded historical losses through debt and equity financings. The Company expects to incur additional net losses while it continues to advance its commercialization efforts and pursue profit-generating revenue contracts with customers, namely, the United States (“U.S.”) government.

During the years ended December 31, 2024 and 2023, the Company incurred net losses in the amounts of $55,253 and $36,463, respectively, and generated negative cash flows from operations in the amounts of $45,537 and $31,696, respectively. Additionally, as of December 31, 2024, the Company has an accumulated deficit in the amount of $135,532 and cash and cash equivalents of $37,195. Based on the Company’s liquidity position as of December 31, 2024, the Company’s current forecast of operating results and cash flows, combined with the effect of the financing transactions discussed above and in Note 17. Subsequent Events which created additional debt liabilities of $88,151, management determined that there is substantial doubt about the Company’s ability to continue as a going concern over the twelve months following the date these financial statements are issued. As a result, the Company may require additional liquidity to continue its operations over the next twelve months.

The ability of the Company to satisfy its obligations and recover its costs will be primarily dependent upon the future financial and operating performance of the Company and the Company is evaluating strategies to finance its future obligations. These strategies include, but are not limited to, obtaining additional financing via additional PIPE financing transactions, effecting a reverse recapitalization with a special purpose acquisition company, and obtaining profit-producing revenue contracts with customers including the U.S. government. The Company may not be able to access additional debt or equity financings under acceptable terms, may not be successful in effectuating a reverse recapitalization with a special purpose acquisition company, and may not be able to grow its revenue base.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

The consolidated financial statements do not include any adjustments to recorded amounts or the classification of assets and liabilities related to these uncertainties. If the Company cannot continue as a going concern, adjustments to the carrying values and classification of assets and liabilities, and the reported amounts of income and expenses, may be required and material.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the reporting periods.

Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the identification of performance obligations in customer contracts, the valuation of anticipated contract costs, the valuation of deferred tax assets and liabilities, valuation and useful lives of property, plant, and equipment, the valuation and recognition of stock-based compensation awards, and the valuation of warrant liabilities.

Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could be material to the Company’s consolidated financial position and results of operations.

Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM, who is the Chief Executive Officer, reviews financial information on a consolidated basis to make operating decisions, assess performance, and make resource allocation decisions, leading to decisions related to resource allocations in relation to profit and loss. Accordingly, the Company has determined that it has one reportable segment.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents, which includes money market mutual funds. The Company has a cash management program, which provides for the investment of excess cash balances primarily in money market mutual funds.

Investments

Management determines the appropriate classification of investments in certificates of deposit at the time of purchase based upon management’s intent with regard to such investments. All investments in the periods presented have been classified as held to maturity.

The Company classifies investments as short-term when they have remaining contractual maturities of one year or less from the balance sheet date, and as long-term when the investments have remaining contractual maturities of more than one year from the balance sheet date. Investments are recorded at fair value, which approximates cost.

Accounts Receivable

Accounts receivable are recorded at the original invoiced amount less an allowance for credit losses. An allowance for credit losses is determined based on historical loss experience, current conditions, and future expectations. Receivables are written off when deemed uncollectible. The Company uses the aging method to determine lifetime expected credit losses on accounts receivable, relying on historical loss experience adjusted for current conditions and future forecasts.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Adjustments consider factors such as past due receivables, customer creditworthiness, changes in receivable terms, and external factors like competition and regulatory requirements. The Company pools receivables with similar risk characteristics for estimating expected credit losses and evaluates these pooling decisions periodically as risk characteristics change. For receivables not sharing similar risk characteristics, individual measurement is applied. Receivables from the U.S. government are assumed to have zero credit loss.

As of December 31, 2024 and 2023, the allowance for credit losses is immaterial to the consolidated financial statements.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with accredited financial institutions in amounts which at times exceed federally insured limits. The Company monitors the credit standing of such financial institutions in order to limit credit risk. The Company has not experienced any losses on its deposits of cash and cash equivalents and believes it is not exposed to any significant losses due to credit risk on cash and cash equivalents. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable.

During the years ended December 31, 2024 and 2023, the Company generated $1,229 and $1,003 in revenue, with a significant amount (> 90%) of this revenue coming from the U.S. government.

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability; and

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Property and Equipment	Estimated Useful Life
Aircraft	11-15 years
Aircraft equipment	3-8 years
Computer equipment	2-3 years
Leasehold improvements	Lesser of the useful life or life of lease
Office furniture & equipment	3-13 years
Motor vehicles	3-4 years

Impairment of Long-Lived Assets

All long-lived assets are reviewed by the Company for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2024 and 2023, the Company determined that there have been no significant events or changes in circumstances that would cause the impairment of any of the Company’s long-lived assets.

Leases

The Company determines if an arrangement is, or contains, a lease at inception. An arrangement qualifies as a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is established if the Company has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

At the commencement date, the date on which the lessor makes the underlying asset available for use, leases are classified as either operating or finance leases based on their economic substance. Operating leases are presented in the consolidated balance sheets within operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current. Finance leases, which are immaterial to the Company’s financial statements, are presented in the consolidated balance sheets within property and equipment, net and accrued expenses.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

For short-term leases, defined as leases with a term of twelve months or less, the Company elected the practical expedient to not recognize an associated lease liability and right-of-use asset. Lease payments for short-term leases are expensed on a straight-line basis over the lease term.

The Company has elected the policy to not separate lease and non-lease components for all classes of underlying assets. Lease right-of-use assets also include any lease payments made at or before commencement date, net of lease incentives and initial direct costs incurred. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option.

The Company leases office space, aircraft, automobiles, and airport hangar space in the United States and New Zealand.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Term Debt

The Company’s debt obligations are recorded at amortized cost, net of any debt issuance costs, discounts, and premiums. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in net loss.

Convertible Debt

The Company first assesses the balance sheet classification of its convertible debt instruments to determine whether the instrument should be classified as a liability under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). If convertible debt is not classified as a liability under ASC 480, the Company accounts for convertible debt in accordance with ASC 470-20, Debt with Conversion and Other Options, and ASC 815. Upon issuance, the Company evaluates whether the embedded conversion feature, as well as other identified embedded derivatives, should be bifurcated and accounted for as a derivative at fair value under ASC 815, and if not, whether any substantial premium must be recognized in additional paid-in capital. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in net loss.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company’s term and convertible debt instruments are recorded as a direct deduction against the associated debt liability, consistent with debt discounts. These costs are included in long-term debt, non-current, net and long-term debt, current portion, net in the Company’s consolidated balance sheet and are amortized over the life of the associated debt as a component of interest expense using the effective interest method.

Redeemable Convertible Preferred Stock

The Company’s evaluates its redeemable convertible preferred stock under ASC 480 to evaluate the classification of the redeemable convertible preferred stock. The Company’s redeemable convertible preferred stock does not require liability classification under ASC 480 and is classified in temporary equity as all classes may be subject to redemption upon the occurrence of an event that is not solely within the control of the Company. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value under ASC 815. The redeemable convertible preferred stock is initially recognized at the proceeds received, net of issuance costs and the fair value of any bifurcated derivatives, and is only subsequently remeasured to the extent it becomes currently redeemable or probable of becoming redeemable. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in net loss.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance included in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments (if they were issued with another instrument) pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and if not, whether the warrants meet the requirements for equity classification under ASC 815. This assessment requires the use of professional judgment and is conducted at issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Warrants that meet all of the criteria for equity classification are recorded at fair value as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all the criteria for equity classification are recorded at fair value on the date of issuance and on each balance sheet date thereafter as a component of warrant liabilities in the Company’s consolidated balance sheets. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss in loss on change in fair value of warrant liabilities in the consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue under its contracts with customers in accordance with ASC 606, Revenue from Contracts with Customers. The Company derives its revenues primarily through its engineering and autonomy development programs which involve various U.S. government agencies, including the Federal Aviation Administration, U.S. Special Operations Command, and the U.S. Air Force. These contracts focus on the design, demonstration, and integration of autonomous flight technologies. The Company also engages in limited commercial activities with foreign and private sector customers, including aviation advisory services in New Zealand.

The Company performs under various contract types, including firm-fixed-price, cost-plus-fixed-fee, and cost-share arrangements. These contracts are structured to support research and development efforts, prototype demonstrations, and system integration activities.

Revenue is recognized when control of the goods and services provided is transferred to the Company’s customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services using the following steps: 1) identification of the contract or contracts with a customer, 2) identification of performance obligations in the contract, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations in the contract and 5) recognition of revenue when or as the Company satisfies the performance obligations.

The Company’s performance obligation consists of comprehensive engineering and development programs rather than distinct deliverables. Supporting activities such as system engineering, airworthiness certification, and technical data packages are not considered separate performance obligations, as they are highly interrelated and collectively contribute to the overarching deliverable. The Company provides engineering data and insights that inform the customer’s broader autonomy initiatives.

Contracts with U.S. government entities are governed by the Federal Acquisition Regulation, which defines allowable costs and pricing methodologies. Each contract is individually negotiated and variable consideration may arise in cost-share arrangements, where the Company is reimbursed for a portion of actual costs incurred, subject to a contractual ceiling. The Company includes variable consideration in the transaction price only when it is probable that a significant revenue reversal will not occur. Pricing for non-government customers, including commercial and foreign entities, is determined through direct negotiation. The Company’s contracts generally do not contain significant financing components, and taxes collected are excluded from the transaction price.

The Company recognizes revenue on its engineering and development contracts with the U.S. government primarily over time, as control of the services is continuously transferred throughout the performance period. This continuous transfer is supported by standard U.S. government contract clauses, including the right to terminate for convenience and the obligation to reimburse the contractor for costs incurred plus reasonable compensation. These provisions, along with the customer’s ability to benefit from the work-in-progress through monthly deliverables and technical reports, support over-time revenue recognition. The Company bills its customers on a monthly basis as services are provided throughout the contract. For these contracts, the Company generally uses a method that measures the extent of progress towards completion of the performance obligation, principally using a cost incurred input method. Under this method, revenue is recognized based on the proportion of total costs incurred to estimated total costs-at-completion. A management reserve may be applied to estimated costs to account for uncertainty and prevent premature revenue recognition.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Loss provisions on contracts are recognized to the extent that estimated contract costs exceed the estimated consideration contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at contract signing. For existing commitments, anticipated losses on contractual agreements are recognized in the period in which the losses become evident. The Company recorded a net loss related to contracts with customers of $6,347 for the year ended December 31, 2024, of which $1,181 of associated expense had been incurred in the year ended December 31, 2024.

Contract Assets and Liabilities

The timing of revenue recognition, customer billings and cash collections for each contract results in a net contract asset or deferred revenue liability at the end of each reporting period.

Contract assets consist of unbilled receivables, which is the amount of revenue recognized that exceeds the amount billed to the customer. Contract liabilities consist of deferred revenue, which represents cash advances received prior to performance for programs and billings in excess of revenue recognized. As of December 31, 2024, the Company’s contract liabilities were $112. The Company’s contract liabilities as of December 31, 2023, were immaterial.

Cost of Revenue

Cost of revenue primarily includes salaries, stock-based compensation expense, and benefits for personnel involved in performing operations, and professional services, as well as subcontractor expenses, field-service representatives, hardware costs, travel costs, allocated overhead, and other direct costs. Cost of revenue also includes provisions for loss contracts.

Research and Development Costs

Company-sponsored research and development costs, including those related to the Company’s portion in connection with cost-sharing arrangements, are charged to expense as incurred and recovery on these cost-sharing arrangements is recorded as a reduction to research and development expense as earned. Customer-sponsored research and development projects performed under contracts with customers are accounted for as contract costs and reported as cost of revenues. Research and development costs consist primarily of personnel-related expenses for the Company’s engineering and program office teams, including salaries, benefits, bonuses, stock-based compensation expenses and allocated overhead costs. Research and development expenses also include contractor or professional service fees and software services dedicated for use by the Company’s engineering organization.

Sales and Marketing Costs

Sales and marketing expenses consist primarily of personnel-related costs for the Company’s sales and marketing staff, including salaries, benefits, bonuses, commissions, stock-based compensation, and allocated overhead costs. Sales and marketing expenses also include advertising costs and other expenses associated with the Company’s marketing and business development programs.

Advertising Costs

The Company expenses advertising costs as incurred. During the years ended December 31, 2024 and 2023, the Company incurred advertising expense in the amounts of $1,328 and $758, respectively.

General and Administrative Costs

General and administrative expenses consist of personnel-related costs associated with the Company’s finance, legal, human resources and administrative personnel, including salaries, benefits, bonuses, stock-based compensation and allocated overhead costs. General and administrative expenses also include external legal, accounting, professional services fees, software services dedicated for use by the Company’s general and administrative functions, insurance, and other corporate expenses.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Stock-Based Compensation

The Company recognizes stock-based compensation on awards granted under the Merlin Labs 2018 Equity Incentive Plan (“the Plan”). These awards include incentive stock options (“ISOs”) granted to employees as well as nonqualified stock options (“NSOs”) or restricted stock awards (“RSUs”) granted to directors, consultants, employees, and officers of the Company. In addition to the Plan, the Company has historically issued common stock warrants to a vendor as compensation for services provided to the Company.

Stock-based compensation expense is recorded for awards issued to employees and nonemployees using the fair value method with a corresponding increase in additional paid-in capital in the consolidated balance sheets. The Company recognizes forfeitures as they occur.

Under the Plan, these awards generally vest over a four-year period, subject to the terms set forth in individual grant agreements and the discretion of the Plan administrator. Stock-based compensation awards are measured at the grant date fair value with compensation expense recognized on a straight-line basis over the requisite vesting period of the award.

Income Taxes

The Company estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company’s consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company evaluates the realizability of its deferred tax assets on an annual basis. The Company records a valuation allowance when, based on the weight of available evidence, it expects future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. If certain factors change and the Company determines that the deferred tax assets are realizable at a more-likely-than not level, it will adjust the valuation allowance in the period the determination is made. Changes in the valuation allowance, when recorded, would be included in the Company’s consolidated statements of operations. Management’s judgment is required in determining the Company’s valuation allowance recorded against its net deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions, if any, in its provision for income taxes. No such interest or penalties were recognized during the periods presented and the Company had no accruals for interest and penalties as of December 31, 2024 and 2023. The Company is subject to the Global Intangible Low Taxed Income (“GILTI”) tax in the U.S. and has elected to treat taxes on future GILTI inclusions as current period expense if and when incurred.

Net Loss per Share

The Company calculates basic and diluted net loss per share using the two-class method. Under the two-class method, earnings are allocated to common stock and participating securities (unvested restricted stock) according to their participation rights in dividends and undistributed earnings. As the Company has reported losses for all periods presented and unvested restricted stock is not contractually obligated to share in the losses of the Company, the Company’s net loss is fully attributable to its common stockholders for the periods presented.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of redeemable convertible preferred stock, restricted stock, stock options, common stock warrants, preferred stock warrants, and convertible note features. As the Company has reported losses for all periods presented, all potentially dilutive securities are anti-dilutive, and accordingly, basic net loss per share equaled diluted net loss per share.

Determination of Fair Value of Common Stock

Since there has been no public market for our common stock, the estimated fair value of our common stock has been determined by the Board of Directors through the use of an annual valuation report prepared by an independent third-party specialist, supplemented by the Board’s and management’s assessments of any material changes between the valuation date and the date of each option grant approval.

Foreign Currency

The Company’s foreign operations related to MLNL are remeasured from New Zealand Dollars (“NZD”) into U.S. dollars. The remeasurement is based on the determination that the U.S. dollar is the functional currency of MLNL. Monetary assets and liabilities of MLNL’s foreign operations are remeasured into U.S. dollars at year-end exchange rates and nonmonetary assets, liabilities and equity accounts are remeasured using historical exchange rates. Income statement accounts are remeasured at the weighted average exchange rate prevailing during the year. During the years ended December 31, 2024 and 2023, the Company recognized foreign currency exchange losses of $197 and $199, respectively.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (“Topic 280”): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted the guidance during the year ended December 31, 2024, and applied it retrospectively to the periods presented. Refer to Note 15. Segment and Geographic Information for more information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes — Improvements to Income Tax Disclosures, requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retrospective application is permitted. The Company is currently evaluating the impacts of the new standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures, which requires the disclosure of additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 on either a prospective or retrospective basis, with early adoption permitted. The Company is currently evaluating the impacts of the new standard on its consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

3. Revenue Recognition from Contracts with Customers

Disaggregation of Revenue

The Company disaggregates revenues by customer-type. These categories represent how the nature, timing and uncertainty of revenues and cash flows are affected.

Disaggregated revenues by customer-type were as follows:

	As of December 31,
	2024	2023
U.S. government agencies	$1,145	$969
Commercial and non-U.S. government customers	84	34
Total	$1,229	$1,003

Remaining performance obligations

As of December 31, 2024, the aggregate amount of the transaction price allocated to the remaining performance obligations was $5,508, all of which will be recognized over the next 18 months. Although remaining performance obligations reflect business that is considered to be legally binding, cancellations, deferrals, or scope adjustments may occur. Any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations, and project deferrals are reflected or excluded in the remaining performance obligation balance, as appropriate.

4. Fair Value Measurements

The following table presents assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as follows:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market mutual funds	$29,773	$—	$—	$29,773
Short-term Investments:
Certificates of deposit	—	377	—	377
Total Assets	$29,773	$377	$—	$30,150
Liabilities:
Warrant liabilities	—	—	3,586	3,586
Total Liabilities	$—	$—	$3,586	$3,586
	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market mutual funds	$43,680	$—	$—	$43,680
Short-term Investments:
Certificates of deposit	—	548	—	548
Total Assets	$43,680	$548	$—	$44,228
Liabilities:
Warrant liabilities	—	—	2,825	2,825
Total Liabilities	$—	$—	$2,825	$2,825

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

4. Fair Value Measurements (cont.)

Fair value measurements for cash equivalents are based on quoted market prices in active markets. There have been no changes in the fair value methodologies used for the years ended December 31, 2024 and 2023.

Fair value measurements for certificates of deposit do not have quoted market prices in an active market, however their fair value can typically be determined based on observable inputs, which include interest rates, yields and maturity schedules.

Fair value measurements for warrant liabilities were estimated using an option pricing approach embedded within a Monte Carlo simulation using Level 3 inputs. The Monte Carlo simulation simulates the Company’s equity value from each respective valuation date to the expected financing event date, incorporating breakpoints at which various equity classes participate in distributions. The following relevant assumptions were used in determining the fair value of the warrant liabilities:

	December 31, 2024	December 31, 2023
Equity value	$309,613	$320,830
Expected financing amount	$100,000	$100,000
Expected financing date	5/31/2025	5/31/2025
Expected liquidity event	12/31/2026	2/1/2026
Equity volatility	50.0 – 60.0%	45.0 – 50.0%
Risk-free rate	4.20 – 4.24%	3.45 – 4.51%

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized gains (losses) with respect to warrant liabilities outstanding as of December 31, 2024 were as follows:

Amount
Fair value as of December 31, 2022	$2,770
Change in fair value	55
Fair value as of December 31, 2023	$2,825
Issuance of warrants	496
Change in fair value	265
Fair value as of December 31, 2024	$3,586

5. Note Receivable

On June 7, 2024, the Company and a third party target entity executed a term sheet which established the general terms of a potential acquisition of the target by the Company, including the establishment of a binding 60-day exclusivity period during which period the target was prohibited from negotiating, discussing, or entering into any other alternative transaction. In connection with the signing of the term sheet and to finance the target’s ongoing operations prior to the consummation of the potential acquisition, the Company extended a bridge financing facility with an aggregate commitment amount of $3,000 to the target.

Between June 2024 and July 2024, the Company originated $2,250 of aggregate principal amount of bridge notes to the target (“Target Bridge Notes”). The Target Bridge Notes accrued interest at a rate equal to the higher of (a) 6.0% and (b) the then-current Applicable Federal Rate. The Target Bridge Notes were scheduled to mature upon the earlier of (a) 30 days following the end of the exclusivity period and (b) the closing of the proposed acquisition. At the maturity thereof, the Target Bridge Notes would be settled as a dollar-for-dollar reduction in the closing purchase price in the proposed acquisition. Additionally, if the proposed acquisition did not close, the Target Bridge Notes remained outstanding, and the target consummated any sale or other exit event, the Company would be entitled to receive two times the sum of Target Bridge Notes principal amount outstanding plus accrued unpaid interest thereon.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

5. Note Receivable (cont.)

On July 31, 2024, the target notified the Company that it was no longer pursuing an acquisition by the Company. In August 2024, the Company became aware that the former target violated the binding terms outlined in the term sheet and other agreements entered into therefrom. As a result, the former target repaid the outstanding principal amount of Target Bridge Notes, plus accrued interest thereon, on September 3, 2024. The Company did not pursue litigation against the former target and did not receive any termination fees or penalty payments in connection with the breach of terms.

6. Property and Equipment

Property and equipment consisted of the following:

	As of December 31,
	2024	2023
Aircraft equipment	$6,194	$4,875
Aircraft	4,681	4,194
Computer equipment	515	501
Leasehold improvements	394	369
Office furniture & equipment	315	299
Motor vehicles	85	45
Total property and equipment	12,184	10,283
Less: Accumulated depreciation	3,595	2,113
Total property and equipment, net	$8,589	$8,170

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $1,466 and $1,140, respectively.

7. Leases

The Company leases office space, aircraft, and airport hangar space under non-cancelable operating lease agreements, which require escalating monthly rental payments plus related operating costs and which expire on various dates through February 28, 2033. These leases contain no provisions for renewal other than a certain New Zealand lease, which contains one renewal option for five years. The Company is not reasonably certain to elect the renewal option and has excluded it in the related ROU asset.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term.

Operating lease right-of-use assets and lease liabilities were as follows:

	As of December 31,
	2024	2023
Right-of-use assets:
Total Operating leases	$1,348	$1,458

Lease liabilities:
Current	709	532
Long-term	653	998
Total lease liabilities	$1,362	$1,530

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

7. Leases (cont.)

The components of lease expense for the years ended were as follows:

	As of December 31,
Component	2024	2023
Operating lease expense	$717	$432
Short-term lease expense	264	82
Variable lease expense	20	46
Total lease expense	$1,091	$560

The weighted average remaining lease term and discount rate for operating leases were as follows:

	As of December 31,
	2024	2023
Weighted average remaining lease term (in years)	3.30	4.17
Weighted average discount rate	12.40%	11.60%

Future minimum operating lease payments as of December 31, 2024 are as follows:

Years ending December 31:	Amount
2025	$827
2026	389
2027	77
2028	77
2029	77
Thereafter	244
Total future minimum lease payments	1,691
Less present value discount	329
Present value of lease liabilities	1,362
Less current portion	709
Long-term portion	$653

8. Debt

2019 LSA

During January 2019, the Company entered into a loan and security agreement (“2019 LSA”) with the lenders thereto which provided term loan commitments of $1,500. The aggregate commitment amount under the 2019 LSA was comprised of two delayed draw term loan facilities, the second of which only became drawable by the Company upon certain conditions being met (including, among other conditions, the Company signing a revenue-generating contract with the U.S. military). In connection with the entrance into the 2019 LSA, the Company issued the lenders thereto warrants to purchase the Company’s redeemable convertible preferred stock (refer to Note 9. Warrants for further information).

During January 2020, the Company issued $500 in aggregate principal amount of delayed draw term loans under the 2019 LSA (“2019 LSA Loans”). The 2019 LSA Loans bore interest at 11% per annum and required interest-only payments through June 2020, followed by 30 monthly payments of principal plus accrued interest through maturity in January 2023. All outstanding principal, plus interest accrued thereon, was repaid in accordance with the contractual terms of the 2019 LSA in January 2023.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

8. Debt (cont.)

2021 LSA

During September 2021, the Company entered into a loan and security agreement (“2021 LSA”) with the lender thereto which provided for term loan commitments with a maximum potential borrowing amount of $10,000. The aggregate commitments under the 2021 LSA included (a) a term loan facility in an aggregate principal amount of $3,000 (the “2021 LSA First Tranche”), (b) a delayed draw term loan facility in an aggregate principal amount of $1,000 (the “2021 LSA Second Tranche”), and (c) the lender’s commitment to reserve $6,000 for future funding of loans (the “2021 LSA Reserve”). Pursuant to the terms of the 2021 LSA, term loans under 2021 LSA First Tranche were required to be issued within five business days following the execution of the 2021 LSA. As a condition precedent to issue term loans under the 2021 LSA Second Tranche, the Company was required to achieve certain operational milestones and the 2021 LSA Second Tranche expired unused in March 2022. Further, the Company had no enforceable right to issue term loans under the 2021 LSA Reserve as any binding commitment thereto was subject to the Company and lender agreeing to enter into a binding commitment to provide funding following the Company’s next equity financing round. As of December 31, 2024 and 2023, no amounts have been drawn under the 2021 LSA Reserve. In connection with the entrance into the 2021 LSA, the Company issued the lender thereunder warrants to purchase the Company’s preferred stock (refer to Note 9. Warrants for further information).

During September 2021, the Company issued a term loan in an aggregate principal amount of $3,000 under the 2021 LSA First Tranche (“2021 LSA Loan”). The 2021 LSA Loan bears interest at 11% per annum. Pursuant to the terms of the 2021 LSA, the Company was required to make interest-only payments through June 2022, and subsequently, the aggregate principal amount of the 2021 LSA Loan is amortized and paid down in equal monthly installments, together with interest thereon, over the following by 36 months until the final maturity of the 2021 LSA Loan on June 30, 2025.

Borrowings under the 2021 LSA are collateralized by a security interest in certain assets of the Company and are subject to certain customary covenants, with which the Company was in compliance as of December 31, 2024.

The Company has optional redemption rights of the 2021 LSA Loan, subject to a prepayment premium of 80% of future foregone interest payments. Additionally, the repayment of principal and accrued interest of the 2021 LSA Loan may be accelerated upon the occurrence of certain events, including events of default.

In connection with the 2021 LSA and issuance of the 2021 LSA Loan, the Company incurred $29 in debt issuance costs and a debt discount of $74. Deferred financing costs related to the 2021 LSA Loan of $103 will be amortized to interest expense over the life of the 2021 LSA Loans using the effective interest method. The effective interest rate of the 2021 LSA Loan is 12.6%. As of December 31, 2024, unamortized deferred financing costs related to the 2021 LSA Loan totaled $89.

New Zealand Provincial Growth Fund Loan

During July 2022, MLNL entered into a loan agreement (“2022 PGF Agreement”) with the New Zealand Ministry of Business, Innovation and Employment (“Ministry”), which provided a convertible loan commitment in an aggregate principal amount of NZD 1,000 ($660 USD at issuance).

In July 2022, MLNL issued NZD 1,000 ($660 USD at issuance) in aggregate principal amount of convertible debt under the 2022 PGF Agreement (“2022 PGF Loan”). The 2022 PGF Loan bears interest at a fixed rate of 7.47%. Pursuant to the terms of the 2022 PGF Agreement, interest accrued on the 2022 PGF Loan prior to the third anniversary of the issuance thereof shall be paid in-kind on each anniversary of the issuance date. On each subsequent anniversary date until the maturity date of July 21, 2032, the Company shall make annual payments comprised of (a) equal amortizing payments of 2022 PGF Loan principal and (b) interest accrued during the anniversary year. All amounts due but not yet paid, including all interest paid in-kind, shall become payable on the maturity date.

The 2022 PGF Loan is collateralized by a security interest in certain assets of the Company and is subject to certain customary covenants, with which the Company was in compliance as of December 31, 2024.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

8. Debt (cont.)

MLNL has optional redemption rights of the 2022 PGF Loan. Additionally, the repayment of principal and accrued interest of the 2022 PGF Loan may be accelerated upon the occurrence of certain events, including events of default and receipt of insurance proceeds. Upon the occurrence of a qualifying equity financing round of the Company, the Ministry retains the right to convert the unpaid principal amount, together with unpaid interest thereon, into shares of common stock of the Company at a 15.0% discount to the issuance price of the Company’s equity in the financing round.

The Company did not incur any debt issuance costs in connection with the 2022 PGF Agreement and issued the 2022 PGF Loan at par value. The Company accounts for the 2022 PGF Loan using the effective interest method. The effective interest rate of the 2022 PGF Loan is 7.5%.

As of December 31, 2024 and 2023, the fair value of the PGF Loan was $677 and $689, respectively.

2024 LSA

On February 22, 2024, the Company entered into a loan and security agreement (“2024 LSA”) with the lender thereto, which provides for delayed draw term loan commitments in an aggregate principal amount of $35,000. The aggregate commitments under the 2024 LSA include (a) a delayed draw term loan facility in an aggregate principal amount of $12,500 (the “2024 LSA First Tranche”), (b) a delayed draw term loan tranche in an aggregate principal amount of $12,500 (the “2024 LSA Second Tranche”), and (c) a delayed draw term loan facility tranche in an aggregate principal amount of $10,000 (the “2024 LSA Third Tranche”). As a condition precedent to issue term loans under the 2024 LSA Third Tranche, the Company achieved certain operational milestones as defined in the 2024 LSA. In connection with the entrance into the 2024 LSA, the Company issued the lender thereto warrants to purchase the Company’s preferred stock (refer to Note 9. Warrants for further information).

On May 28, 2024, August 30, 2024, and October 23, 2024, the Company issued term loans under the 2024 LSA First, Second, and Third Tranches, in aggregate principal amounts of $12,500, $12,500, and $10,000, respectively (collectively, the “2024 LSA Loans”). Pursuant to the terms of the 2024 LSA. 2024 LSA Loans accrue interest at a fixed rate per annum, compounded monthly, equal to the Prime Rate as of the issuance date thereof plus 5.0%. In addition to the fixed cash interest, the outstanding principal balance of 2024 LSA Loans shall accrue interest paid in-kind at 1.5% per annum, compounded monthly. Inclusive of both cash interest and interest paid in-kind, the total nominal interest rate of 2024 LSA Loans issued under the 2024 LSA First, Second, and Third Tranches was 15%.

The Company is required to make interest-only payments at the cash interest rate through February 2025, and subsequently, the aggregate principal amount of the 2024 LSA Loans are amortized and paid down in equal monthly installments, together with cash interest thereon, over the following 24 months until final maturity on January 31, 2027. On the maturity date, all unpaid principal of 2024 LSA Loans, together with cash interest and all interest paid-in kind, shall become due and payable.

Borrowings under the 2024 LSA are collateralized by substantially all of the Company’s assets and are subject to certain customary covenants, with which the Company was in compliance as of December 31, 2024.

The Company has optional redemption rights of the 2024 LSA Loans, subject to a prepayment premium of 100% of future foregone interest payments, which reduces to 85% and 75% after December 31, 2025 and December 31, 2026, respectively. Additionally, the repayment of principal and accrued interest of the 2021 LSA Loans may be accelerated upon the occurrence of certain events, including events of default. The lender also retains the right to convert up to $5,000 of the outstanding loan balance into shares of the Company’s Series B redeemable convertible preferred stock at any time through June 30, 2027, (the “2024 LSA Conversion Feature”).

In connection with the 2024 LSA and issuance of the 2024 LSA Loans, the Company incurred a debt discount of $622 which will be amortized to interest expense over the life of the 2024 LSA Loans using the effective interest method. The effective interest rates of the 2024 LSA Loans for the First, Second, and Third Tranches are 14.5%, 14.7%, and 14.9%, respectively. As of December 31, 2024, unamortized discount related to the 2024 LSA Loans totaled $533.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

8. Debt (cont.)

The following table summarizes the Company’s outstanding debt:

	As of December 31,
	2024	2023
2021 LSA Loan	$500	$1,500
2022 PGF Loan	654	681
2024 LSA Loans	35,192	—
Total long-term debt	36,346	2,181
Less current maturities of long-term debt	14,157	1,000
Less unamortized deferred financing costs	516	(102)
Total long-term debt, net	$21,673	$1,282

Maturities of debt outstanding, in principal amounts, as of December 31, 2024 are as follows:

Year Ended December 31,	Amount
2025	$13,695
2026	18,431
2027	3,753
2028	93
2029	93
Thereafter	280
Total	$36,346

9. Warrants

The 2019 LSA Warrants, 2021 LSA Warrants, and 2024 LSA Warrants (as defined below) were determined to meet the criteria for liability classification pursuant to ASC 480 as the underlying warrant shares are redeemable outside the control of the Company and are accordingly classified as temporary equity (refer to Note 10. Stockholders’ Deficit for further information). The 2019 LSA Warrants, 2021 LSA Warrants, and 2024 LSA Warrants therefore are required to be initially and subsequently measured at fair value with changes in fair value presented in the consolidated statements of operations.

During the years ended December 31, 2024 and 2023, the Company recorded a loss on the change in fair value of warrant liabilities of $265 and $55, respectively. Refer to Note 4. Fair Value Measurements for further information.

2019 LSA Warrants

In conjunction with the 2019 LSA (refer to Note 8. Debt for further information), the Company issued warrants (“2019 LSA Warrants”) to the lenders thereto. The 2019 LSA Warrants entitle the holders thereof to acquire from the Company, at each holder’s option, either (i) Series Seed redeemable convertible preferred stock or (ii) a series of preferred equity securities issued by the Company in its next equity financing in which the Company sells or issues shares of its preferred equity securities (excluding sales of Series Seed redeemable convertible preferred stock) and includes any options, warrants, or other convertible securities or similar consideration (such applicable series, “Series Next”).

The amount of shares issuable upon exercise of the 2019 LSA Warrants is determined by dividing a fixed dollar amount by the applicable exercise price. The exercise price of the 2019 LSA Warrants is (i) if exercised for Series Seed redeemable convertible preferred stock, $1.035 per share (subject to adjustment) or (ii) if exercised for Series Next preferred stock, the lowest price per share that is paid in cash for the Company’s Series Next preferred stock during the financing round. As of December 31, 2024, the 2019 LSA Warrants are exercisable into shares of the Company’s Series Seed redeemable convertible preferred stock or Series A redeemable convertible preferred stock.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

9. Warrants (cont.)

The holders retain the option to exercise the 2019 LSA Warrants via the delivery of cash or on a cashless basis. As of December 31, 2024, the 2019 LSA Warrants have not been exercised and shall automatically be exercised immediately prior to the expiration thereof on January 31, 2030.

2021 LSA Warrants

In conjunction with the 2021 LSA (refer to Note 8. Debt for further information), the Company issued warrants (“2021 LSA Warrants”) to the lender thereto. The 2021 LSA Warrants entitle the holder thereof to acquire from the Company, at the holder’s option, either (i) Series Next preferred stock or (ii) a series of preferred equity securities issued by the Company in any of its equity financings occurring after the Series Next financing in which the Company sells or issues shares of its preferred equity securities and includes any options, warrants, or other convertible securities or similar consideration (such applicable series, “Series Subsequent”).

The amount of shares issuable upon exercise of the 2021 LSA Warrants is determined by dividing a fixed dollar amount by the applicable exercise price. The exercise price of the 2021 LSA Warrants is (i) if exercised for Series Next preferred stock, the lower of (x) the lowest price per share that is paid in cash for the Company’s Series Next preferred stock during the financing round and (y) $100 million divided by the Company’s capitalization and (ii) if exercised for Series Subsequent preferred stock, the lowest price per share for any of the Company’s Series Subsequent preferred stock during the financing round. As of December 31, 2024, the 2021 LSA Warrants are exercisable into shares of the Company’s Series B redeemable convertible preferred stock.

The holder retains the option to exercise the 2021 LSA Warrants via the delivery of cash or on a cashless basis. As of December 31, 2024, the 2021 LSA Warrants have not been exercised and shall automatically be exercised immediately prior to the expiration thereof on March 31, 2037.

2024 LSA Warrants

In conjunction with the 2024 LSA (refer to Note 8. Debt for further information), the Company issued warrants (“2024 LSA Warrants”) to the lender thereto. The 2024 LSA Warrants entitle the holder thereof to acquire from the Company, at the holder’s option, either (i) Series B redeemable convertible preferred stock or (ii) Series Subsequent preferred stock.

The amount of shares issuable upon exercise of the 2024 LSA Warrants is determined by dividing a fixed dollar amount by the applicable exercise price. The exercise price of the 2024 LSA Warrants is (i) if exercised for Series B redeemable convertible preferred stock, the lower of (x) $23.36 per share and (y) the lowest price per share at which the Company has sold shares of its Series B redeemable convertible preferred stock and (ii) if exercised for Series Subsequent preferred stock, the lowest price per share for any of the Company’s Series Subsequent preferred stock during the financing round. As of December 31, 2024, the 2024 LSA Warrants are exercisable into shares of the Company’s Series B redeemable convertible preferred stock.

The holder retains the option to exercise the 2024 LSA Warrants via the delivery of cash or on a cashless basis. As of December 31, 2024, the 2024 LSA Warrants have not been exercised and shall automatically be exercised immediately prior to the expiration thereof on November 1, 2039.

10. Stockholders’ Deficit

Common Stock

As of December 31, 2024, the Company has 29,500,000 shares of $0.0001 par value common stock authorized. The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified by, the rights, powers and preferences of the preferred stockholders and as designated by resolution of the Board of Directors. The holders of the common stock are entitled to one vote for each share of common stock held.

As of December 31, 2024, 21,059,952 shares of common stock are reserved for the conversion of preferred stock and exercise of stock options and warrants.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

10. Stockholders’ Deficit (cont.)

Redeemable Convertible Preferred Stock

As of December 31, 2024, the Company has authorized the following shares of $0.0001 par value redeemable convertible preferred stock:

Shares
Series Seed redeemable convertible preferred stock	3,357,483
Series A redeemable convertible preferred stock	8,034,960
Series A-1 redeemable convertible preferred stock	928,217
Series B redeemable convertible preferred stock	6,420,288
Series B-1 redeemable convertible preferred stock	1,028,819
Total redeemable convertible preferred stock	19,769,767

The redeemable convertible preferred stock have the following rights and preferences:

Voting Rights

On all matters subject to the authorization of the holders of common stock, the holders of Preferred Stock are entitled to vote together with holders of common stock on an as-converted basis.

Dividends

The holders of redeemable convertible preferred stock are entitled to receive, on a pari passu basis and prior and in preference to holders of the Company’s common stock, an annual dividend in the amount of 8% of the applicable original issuance price. Such dividends are payable only if and when declared and are noncumulative. Holders of redeemable convertible preferred stock shall also be entitled to receive participating dividends, if and when declared on the Company’s common stock, on an as-converted basis. No dividends have been declared as of December 31, 2024.

Liquidation

In the event of liquidation, dissolution or winding up of the Company or upon the occurrence of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation), the holders of the redeemable convertible preferred stock shall be entitled to receive, in preference to all common stockholders, an amount equal to the greater of (i) the applicable original issue price plus any declared but unpaid dividends thereon and (ii) the amount that would have been payable to the holder had all shares of redeemable convertible preferred stock been converted into common stock prior to such event. After payment has been made to the holders of the redeemable convertible preferred stock, the remaining assets available for distribution shall be distributed solely among the common stockholders on a pro rata basis based upon the number of shares held by each common stockholder.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the holder’s option or mandatorily upon the occurrence of certain events (including qualifying public offerings, direct listings, and De-SPAC transactions, and upon the request of the majority holders of the redeemable convertible preferred stock voting together on an as-converted basis) into a fixed number of common stock at a conversion rate equal to (i) the applicable original issue price divided by (ii) the conversion price then in effect. The conversion price is subject to customary antidilution and down-round adjustments.

Redemption

The redeemable convertible preferred stock is not redeemable except upon the occurrence of the liquidation, dissolution or winding up of the Company or upon the occurrence of a Deemed Liquidation Event.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

11. Net Loss Per Share

The Company uses the two-class method to calculate basic and diluted net loss per share. Unvested restricted stock awards are considered participating securities because they entitle holders to non-forfeitable rights to dividends during the vesting term. Under the two-class method, earnings of the Company are allocated between common stockholders and these participating securities based on the weighted-average number of shares of common stock and participating securities outstanding during the relevant period. The participating securities do not have a contractual obligation to share in the losses of the Company. Therefore, net loss is fully attributable to the Company’s common stockholders for the years ended December 31, 2024 and 2023.

Basic net loss per share is computed by dividing net loss attributable to the Company’s common stockholders by the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to the Company’s common stockholders by the weighted-average number of shares after adjusting for potential dilution related to the conversion of all dilutive securities into common stock. Potentially dilutive securities consist of redeemable convertible preferred stock, restricted stock, stock options, common stock warrants, 2019 LSA Warrants, 2021 LSA Warrants, 2024 LSA Warrants, and the 2024 LSA Conversion Feature.

The numerators and denominators of the basic and diluted EPS computations for the Company’s common stock were calculated as follows:

	Year Ended December 31,
	2024	2023
Numerator:
Net loss	$(55,253)	$(36,463)

Denominator:
Weighted average shares outstanding, basic and diluted	5,118,223	$4,476,824

Net loss per share, basic and diluted	$(10.80)	$(8.14)

The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	As of December 31,
	2024	2023
Redeemable convertible preferred stock	17,696,748	17,696,748
Restricted stock	—	206,250
Stock options	2,904,261	3,017,411
Common stock warrants	7,104	5,074
2019 LSA Warrants	144,926	144,926
2021 LSA Warrants	81,188	81,188
2024 LSA Warrants	224,710	—
2024 LSA Conversion Feature	214,010	—
Total	21,272,947	21,151,597

12. Stock-Based Compensation

On October 24, 2018, the Board of Directors adopted the Merlin Lab 2018 Equity Incentive Plan (“the Plan”). Under the terms of the Plan, incentive stock options (“ISOs”) may be granted to employees of the Company and nonqualified stock options or restricted stock awards may be granted to directors, consultants, employees and officers of the Company.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

12. Stock-Based Compensation (cont.)

Restricted Stock

On October 10, 2018, the Company entered into a Restricted Stock Purchase Agreement (the “Restricted Stock Agreement”) with its CEO, pursuant to which the Company granted its CEO the right to purchase 5,000,000 shares of $0.0001 par value restricted stock at a purchase price of $0.001 per share. As part of the Restricted Stock Agreement, the CEO also agreed to assign certain proprietary information and inventions to the Company. The restricted stock has all of the rights of Common Stock, including voting and dividend rights.

Pursuant to the Restricted Stock Agreement, 25% of the shares vested on January 1, 2019. Thereafter, 104,166 shares of restricted stock vested each month, such that the restricted stock became fully vested on January 1, 2022. The monthly vesting of restricted stock was contingent upon the CEO’s continued employment, consulting, advisor, director, or officer relationship with the Company at that date.

On March 10, 2022, in connection with the issuance of the Series B redeemable convertible preferred stock, the Company entered into Amendment No. 1 to the Restricted Stock Agreement (“Amendment No. 1”) to amend the vesting schedule for the restricted stock. Pursuant to Amendment No. 1, 3,350,000 shares of restricted stock were vested as of March 10, 2022, and thereafter, 68,750 shares of Restricted Stock vested each month. Amendment No. 1 did not modify the service requirements for the vesting of restricted stock.

During the years ended December 31, 2024 and 2023, the Company did not recognize stock-based compensation expense related to the restricted stock, as the expense measured at the grant date was fully recognized over the original vesting period and there was no incremental fair value as a result of Amendment No. 1. As of December 31, 2023, 206,250 shares of Restricted Stock were outstanding. As of December 31, 2024, there was no Restricted Stock outstanding, as the Restricted Stock fully vested on March 10, 2024.

Stock Options

The exercise price of ISOs cannot be less than the fair value of the Company’s common stock on the date of grant or less than 110% of the fair value in the case of employees holding 10% or more of the voting stock of the Company. The options vest over a period determined by the Board of Directors, generally four years, and expire not more than 10 years from the date of grant.

As of December 31, 2024, the Company’s authorized common stock includes 3,179,163 shares of common stock reserved for the issuance of options under the Plan, of which 274,902 shares are available for future grants.

Stock option activity under the Plan during the year ended December 31, 2024 was as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted- Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2023	3,017,411	$4.91		7,535
Granted	549,412	7.53
Exercised	(80,845)	0.81		537
Expired	(214,485)	6.25
Forfeited	(367,232)	6.75
Outstanding at December 31, 2024	2,904,261	5.19	7	7,083
Exercisable at December 31, 2024	1,788,274	$5.86	7	4,559

The weighted-average grant-date fair value of options granted during the years ended December 31, 2024 and 2023 amounted to $3.77 and $3.57, respectively.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

12. Stock-Based Compensation (cont.)

During the years ended December 31, 2024 and 2023, option holders of the Company exercised 80,845 and 15,574 common stock options, respectively, in exchange for cash proceeds of $66 and $21, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2024 and 2023 amounted to $537 and $93, respectively.

During the years ended December 31, 2024 and 2023, stock-based compensation expense amounted to approximately $1,739 and $1,806, respectively, which is included in the consolidated statements of operations.

As of December 31, 2024, there is approximately $3,719 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.39 years.

The Company uses the Black-Scholes option-pricing model to value option grants on the date of grant and to determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimations. The Company bases its expected volatility on the volatilities of certain publicly-traded peer companies. Management believes that the historical volatility of the Company’s stock price does not best represent the expected volatility of the stock price. The Company is a privately-held company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of the Company’s share price becomes available or that the selected companies are no longer suitable for this purpose. The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

The expected term of options granted is determined based on the average of the vesting term and the contractual lives of all options awarded. The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by management with consideration to a third-party valuation, which contemplates a broad range of factors, including the illiquid nature of the investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events and recent sale and offer prices of common and redeemable convertible preferred stock, if any, in private transactions negotiated at arm’s length.

The following table provides the assumptions used in determining the fair value of the stock-based awards:

Year Ended December 31,
	2024	2023
Risk-free interest rate	3.59% – 4.65%	3.41% – 4.78%
Expected dividend yield	—%	—%
Expected volatility	42.12% – 47.06%	41.61% – 47.17%
Expected life in years	5.00 – 6.06	5.16 – 6.07
Fair value of Common Stock	$7.41 – $7.63	$7.23 – $7.41

Expense related to stock-based payments is recognized over the vesting period of the options. The Company has elected to recognize forfeitures as they occur.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

12. Stock-Based Compensation (cont.)

Total stock-based compensation expense was as follows:

	Year Ended December 31,
	2024	2023
Cost of revenue	$61	$52
Research and development	1,315	1,377
Sales and marketing	38	39
General and administrative	325	338
Total	$1,739	$1,806

13. Income Taxes

Loss before provision for income taxes consisted of the following:

	Year Ended December 31,
	2024	2023
United States	$(48,481)	$(28,823)
Foreign	(6,421)	(6,934)
Loss before provision for income taxes	$(54,902)	$(35,757)

A reconciliation of income tax expense (benefit) computed using the U.S. federal statutory rates to actual income tax expense were as follows:

	Year Ended December 31,
	2024	2023
U.S. federal statutory income tax rate	21.0%	21.0%
Effect of:
State and local income taxes	—%	0.1%
Nondeductible interest	—%	—%
Loss on extinguishment of debt	—%	—%
Fair value adjustment on warrant liabilities	(0.1)%	—%
Other permanent differences	(0.7)%	(1.1)%
Tax credits	—%	—%
Valuation allowance	(23.5)%	(24.0)%
Federal NOL	(0.3)%	—%
Federal R&D	2.8%	2.4%
Return to provision	—%	0.1%
Other temporary differences	0.3%	(0.3)%
Effective tax rate	(0.5)%	(1.8)%

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

13. Income Taxes (cont.)

Provision for income taxes consisted of the following:

	Year Ended December 31,
	2024	2023
Current:
Foreign	$332	$670
State	19	36
Total current provision	351	706
Deferred:
Foreign	12	(18)
Federal	(12,934)	(8,665)
State	(2,703)	83
Total deferred provision	(15,625)	(8,600)
Change in valuation allowance	15,625	8,600
Total deferred provision, net of change in valuation allowance	—	—
Total provision for income taxes	$351	$706

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Significant components of the Company’s deferred tax liabilities and assets were as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$17,160	$9,595
Capitalized research and development expenses	11,358	6,527
Credit carryforwards	3,933	2,109
Lease liabilities	222	229
Stock based compensation	320	167
Other	215	60
Total deferred tax assets:	34,417	18,743
Deferred tax liabilities:
Depreciation	(194)	(140)
Right-of-use assets	(217)	(222)
Other	—	—
Total deferred tax liabilities	(411)	(362)
Less: valuation allowance	(34,006)	(18,381)
Net deferred tax assets	$—	$—

The valuation allowance totaled $34,006 and $18,381 for the years ended December 31, 2024 and 2023, respectively. The valuation allowance increased by $15,625 and $8,600 during the years ended December 31, 2024 and 2023, respectively, primarily due to a full valuation allowance against deferred tax assets associated with net operating loss carryforwards, capitalized research and develop costs, and tax credit carryforwards.

As of December 31, 2024, the Company has federal and state net operating loss carryforwards totaling approximately $73,564 and $30,692, respectively, which are available to reduce the Company’s future taxes. The federal net operating loss carryforwards can be carried forward indefinitely. The state net operating loss carryforwards will expire at various dates beginning in 2038 through 2044 if not utilized.

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

13. Income Taxes (cont.)

Additionally, as of December 31, 2024, the Company has federal and state research and development credit carryforwards of $222 and $907, respectively. The federal and state research and development credits will begin to expire in the years 2034 through 2044 if not utilized. In the event of any significant changes in ownership of the Company, utilization of the net operating losses and research and development credit carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions.

As of December 31, 2024 and 2023, the Company has not recognized any liabilities for uncertain tax positions in its Consolidated Financial Statements. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates.

In the normal course of business, the Company is subject to examination by federal and state authorities, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from 2022 to the present. The resolution of tax matters is not expected to have a material effect on the Company’s Consolidated Financial Statements.

14. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, disputes, legal proceedings, fines and penalties, and other sources are recorded when it is probable that a liability has been or will be incurred and the amount of the liability can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of such legal costs from insurance policies are recorded as an offset to legal expenses in the period they are received. No such contingencies were either identified or recorded at December 31, 2024 or 2023.

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2024 and 2023, no amounts have been accrued related to such indemnification provisions.

15. Segment and Geographic Information

The Company operates as a single operating and reportable segment. The CODM uses net loss to evaluate performance, allocate resources, set incentive compensation targets, and plan for future periods. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The following table presents the significant segment expenses, which were regularly reviewed by the CODM:

	Year Ended December 31,
	2024	2023
Personnel	$26,554	$20,427
Travel and entertainment	2,408	1,882
Consulting and professional services	12,041	8,190
Aircraft expense	1,181	1,996
Software	261	275
Facilities	1,482	1,503
Other expenses	4,695	4,026
Depreciation	1,466	1,140
Contract loss provision	5,166	—
Total segment expenses	$55,254	$39,439

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

15. Segment and Geographic Information (cont.)

Property and equipment, net and operating lease right-of-use assets by geographic area were as follows:

	Year Ended December 31,
	2024	2023
United States	$6,231	$5,933
New Zealand	3,706	3,694
Total property and equipment, net and operating right-of-use assets	$9,937	$9,627

16. Defined Contribution Plan

The Company sponsors a defined contribution plan covering substantially all of its employees who meet certain eligibility requirements. The Company, at the discretion of the Board of Directors, may make contributions to the plan. During the years ended December 31, 2024 and 2023, the Company made contributions to the plan in the amounts of $180 and $139, respectively.

17. Subsequent Events

The Company evaluated subsequent events through October 1, 2025, the date the consolidated financial statements were available to be issued. Other than as disclosed below, the Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

Merger with a Special Purpose Acquisition Company

On June 10, 2025, the Company entered into a letter of intent for a proposed business combination between the Company and a special purpose acquisition company. On August 13, 2025, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”, the “BCA”) by and among (i) the Company, (ii) Bleichroeder Acquisition Corp. I, a Cayman Islands exempted company and publicly traded special purpose acquisition company (the “Purchaser”), and (iii) IPDX Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Purchaser (“Merger Sub”). Under the BCA, Purchaser will domesticate as a Delaware corporation (the “Domestication”) and Merger Sub will merge with the Company, with the Company surviving the merger as a wholly owned subsidiary of Purchaser (the “Merger”).

After the Domestication, the Company and Merger Sub will file a certificate of merger with the Delaware Secretary of State to consummate the Merger.

In connection with the Merger, on July 1, 2025, the Company entered into Amendment No. 1 to the 2024 LSA. The amendment modifies the loan repayment schedule, such that the Company is required to make interest-only payments at the cash interest rate through December 2025, and subsequently, the outstanding principal amount of the 2024 LSA Loans are amortized and paid down in equal monthly installments, together with cash interest thereon, over the following 18 months until final maturity on June 1, 2027. Further, on July 21, 2025, as consideration for the lender’s agreement to enter into Amendment No. 1 to the 2024 LSA, the Company issued warrants to the lender. The warrants entitle the lender to acquire from the Company, at the holder’s option, either (i) the equity securities of the Company issued upon conversion of the PIPE Bridge Convertible Notes (as defined below) (“Next Round”) or (ii) the equity securities issued by the Company in any of its bona fide rounds of equity financing consummated after the Next Round.

On July 2, 2025, in connection with the Business Combination Agreement, the Company entered into a Convertible Note Purchase Agreement (the “PIPE Bridge”) with qualified institutional buyers, pursuant to which such investors agreed to purchase certain convertible notes (“PIPE Bridge Convertible Notes”) from the Company. PIPE Bridge Convertible Notes with an aggregate principal amount of $10,495 were issued in July 2025 (the “July Tranche”) and PIPE Bridge Convertible Notes with an aggregate principal amount of $12,950 were issued in August 2025 (the “August Tranche”). The PIPE Bridge Convertible Notes mature on the one year anniversary of their issuance date,

MERLIN LABS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

17. Subsequent Events (cont.)

have an interest rate of 12% per annum which is compounded annually, and will automatically convert at the closing of the Merger into a number of shares of common stock of the Company at a price per share equal to 85% of the lowest price paid in cash by the purchasers of the Company’s common stock in the Merger.

In addition, the PIPE Bridge includes contingently issuable warrants to purchase the Company’s common stock (“PIPE Bridge Warrants”). In the event that warrants to purchase the Company’s common stock are issued to investors in the PIPE (as defined below), then the PIPE Bridge investors will receive warrants, on a pro rata basis, to purchase an aggregate of 250,000 shares of the Company’s common stock.

Also on July 2, 2025, in connection with the PIPE Bridge, the Company entered into an exchange agreement with the holders of the redeemable convertible preferred stock. Pursuant to the agreement, every 10 shares of redeemable convertible preferred stock were automatically converted into one share of the Company’s common stock (“Converted Common Stock”). The holders of Converted Common Stock are eligible to exchange some or all of the shares of Converted Common Stock for shares of redeemable convertible preferred stock on a one-for-ten basis. All of the outstanding Series Seed, Series A, Series A-1, Series B, and Series B-1 redeemable convertible preferred stock was converted to common stock and subsequently exchanged for Series Seed Prime, Series A Prime, Series A-1 Prime, Series B Prime, and Series B-1 Prime redeemable convertible preferred stock, respectively.

On August 8, 2025, under the terms of the 2024 LSA Warrants, the warrant holder elected to exchange the 2024 LSA Warrants for PIPE Bridge Convertible Notes with a total principal amount of $5,250.

Finally, on August 13, 2025, in connection with the Business Combination Agreement, the Company entered into a Securities Purchase Agreement (the “Pre-PIPE”) with qualified institutional buyers, pursuant to which such investors agreed to purchase certain convertible notes (“Pre-PIPE Convertible Notes”) and certain warrants to purchase common stock of the Company (“Pre-PIPE Warrants”). The Company sold the Pre-PIPE Convertible Notes for an aggregate purchase price of $55,000. The Pre-PIPE Convertible Notes have a principal amount of $64,706, will mature one year from the date of issuance (August 13, 2026), have an interest rate of 12% per annum which is compounded semi-annually, and will automatically convert at the closing of the Merger into a number of shares of a new class of Series A Cumulative Convertible Preferred Stock equal to the outstanding balance on the Pre-PIPE Convertible Notes divided by the conversion price of $12 per share. The Pre-PIPE Warrants provide the investors the right to purchase an aggregate of 5,642,160 shares of the Company’s common stock at a price of $12 per share.

Organizational Realignment

On August 13, 2025, the Company realigned its team structure including a nominal (less than 10%) reduction in its U.S. based workforce as part of its ongoing efforts to streamline its business operations and reduce costs. The Company expects that it will incur approximately $600 of expenses in 2025 for severance payments and employee benefits in connection with the reduction in force.

Lease Agreement

On September 4, 2025, the Company entered into a lease agreement for hangar and corporate office space in Bedford, MA. When the lease commences, which is currently expected in 2027, the lease arrangement will have estimated total future payment of approximately $34,247 through September 2035.

Annex A

Dated August 13, 2025

Business Combination Agreement
by and among

Bleichroeder Acquisition Corp. I
as the Purchaser

IPDX Merger Sub, Inc.
as Merger Sub

and

Merlin Labs, Inc.
as the Company

Annex A-i

Annex A-ii

Exhibits

Exhibit A	Form of Purchaser Charter upon Domestication
Exhibit B	Form of Purchaser Bylaws upon Domestication
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Series A Preferred Stock Certificate of Designation
Exhibit E	Form of Domesticated Purchaser Preferred Investor Warrant
Exhibit F-1	Form of Surviving Corporation Charter
Exhibit F-2	Form of Surviving Corporation Bylaws
Exhibit G	Form of A&R Registration Rights Agreement
Exhibit H-1	Form of Sponsor Lock-Up Agreement
Exhibit H-2	Form of Seller Lock-Up Agreement

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of August 13, 2025 by and among Bleichroeder Acquisition Corp. I, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), IPDX Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Purchaser (“Merger Sub”), and Merlin Labs, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Purchaser is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly incorporated Delaware corporation, wholly owned by the Purchaser, and was formed for the purpose of effectuating the Merger (as defined below);

WHEREAS, at least one (1) day prior to the Closing Date and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and in to the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act,” and such de-registration, continuation and domestication, the “Domestication”);

WHEREAS, in order to effectuate the Domestication, and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Cayman Companies Act and in accordance therewith, (b) file a certificate of domestication and a certificate of incorporation in substantially the form attached hereto as Exhibit A (the “Purchaser Charter upon Domestication”) with the Secretary of State of Delaware and (c) adopt bylaws in substantially the form attached hereto as Exhibit B (the “Purchaser Bylaws upon Domestication”), and in each case with such changes to the forms attached hereto as Exhibits A and B as may be agreed in writing by the Purchaser and the Company;

WHEREAS, prior to or concurrent with the Domestication, the Company shall file a certificate of amendment to the certificate of incorporation of the Company with the Secretary of State of Delaware changing the Company’s corporate name to “Merlin Labs Operations, Inc.” or another name mutually agreed by the Purchaser and the Company prior to the Domestication;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the Cayman Companies Act, as applicable, the Parties intend to enter into a business combination transaction by which the Company and Merger Sub will file with the Delaware Secretary of State a certificate of merger substantially in the form attached hereto as Exhibit C (the “Certificate of Merger”) in accordance with the applicable provisions of the DGCL and pursuant thereto Merger Sub will merge with and into the Company (the “Merger,” and together with the Domestication and the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);

WHEREAS, (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the holders of the Purchaser Class B Ordinary Shares shall elect to convert each Purchaser Class B Ordinary Share held by them, on a one-for-one basis, into a Purchaser Class A Ordinary Share (the “Sponsor Share Conversion”); (b) in connection with the Domestication, (i) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Purchaser Common Stock; (ii) each then issued and outstanding right of the Purchaser (each a “Cayman Purchaser Right”) shall convert automatically, on a one-for-one basis, into a Domesticated Purchaser Right; and (iii) each then issued and outstanding unit of Purchaser (the “Cayman Purchaser Units”) shall convert automatically, on a one-for-one basis, into a Domesticated Purchaser Unit; and (c) at

Annex A-1

the Effective Time, (i) each then issued and outstanding Domesticated Purchaser Right shall convert automatically into one-tenth of one share of Domesticated Purchaser Common Stock, pursuant to the Rights Agreement; and (ii) each then issued and outstanding Domesticated Purchaser Unit shall be cancelled and will thereafter entitle the holder thereof to 1.1 shares of Domesticated Purchaser Common Stock, with any fractional shares of Domesticated Purchaser Common Stock to be issued in connection with such separation rounded down to the nearest whole share;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sellers representing the Requisite Shareholder Approval shall have executed and delivered to the Purchaser the Seller Voting and Support Agreement, pursuant to which such Sellers have agreed to, among other things, vote or consent to adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, (a) the Company and certain investors have executed and delivered that certain securities purchase agreement, dated as of the date of this Agreement (the “Pre-PIPE Securities Purchase Agreement”), pursuant to which such investors have agreed, among other things, to purchase from the Company, and the Company has agreed, among other things, to sell to such investors, certain Pre-Funded Convertible Notes and the Company Pre-Funded Convertible Note Investor Warrants and (b) the Company and certain investors have executed and delivered that certain convertible note purchase agreement, dated as of July 2, 2025 (as may be amended from time to time, the “Pre-PIPE Note Purchase Agreement”), pursuant to which such investors have agreed, among other things, to purchase from the Company, and the Company has agreed, among other things, to sell to such investors, certain Pre-Funded Convertible Notes and the Company Pre-Funded Convertible Note Investor Warrants (the transactions contemplated by the Pre-PIPE Securities Purchase Agreement and the Pre-PIPE Note Purchase Agreement, together, the “Pre-Funded Note Investment”), substantially concurrently with the execution and delivery of this Agreement;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Purchaser, the Company and the investors named therein (the “Series A Preferred Stock Investors”) have executed and delivered that certain securities purchase agreement, dated as of the date hereof (the “Series A SPAs”), pursuant to which the Series A Preferred Stock Investors have agreed, among other things, to purchase from the Purchaser, and the Purchaser has agreed, among other things, to sell to the Series A Preferred Stock Investors, shares of the Purchaser’s 12% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, having the rights, preferences and privileges set forth in the Purchaser’s Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock, in substantially the form attached hereto as Exhibit D (the “Series A Preferred Stock Certificate of Designation,” and such stock the “Domesticated Purchaser Series A Preferred Stock”) and warrants to purchase Domesticated Purchaser Common Stock in substantially the form attached hereto as Exhibit E (the “Domesticated Purchaser Series A Investor Warrants”), substantially concurrently with the Closing (such investment, the “PIPE Investment”);

WHEREAS, from time to time following the date hereof and prior to the Closing, the Purchaser may enter into subscription, purchase or similar agreements with investors, pursuant to which, and on the terms and subject to the conditions of which, such investors will agree to participate in the PIPE Investment;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Sponsor, the Purchaser, the Sellers party thereto and the other parties thereto will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) in substantially the form attached hereto as Exhibit G, with such changes thereto as may be agreed in writing by the Purchaser and the Company;

Annex A-2

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, (i) the Sponsor and the Purchaser will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”) in substantially the form attached hereto as Exhibit H-1, with such changes thereto as may be agreed in writing by the Purchaser and the Company, and the Purchaser, the Sellers party thereto and the other parties thereto will enter into a Lock-Up Agreement (the “Seller Lock-Up Agreement” and, together with the Sponsor Lock-Up Agreement, the Lock-Up Agreements), in substantially the form attached hereto as Exhibit H-2, with such changes thereto as may be agreed in writing by the Purchaser and the Company;

WHEREAS, the Parties intend that, for U.S. federal, and applicable state and local, income tax purposes, (a) the Domestication qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder, (b) the Sponsor Share Conversion is treated as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder, and (c) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (each an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the board of directors of the Company have unanimously: (a) determined that it is in the best interests of the Company and the shareholders of the Company, and declared it advisable, for the Company to enter into this Agreement and the Ancillary Documents and consummate the Merger and the other Transactions; (b) approved this Agreement, the Ancillary Documents and the Transactions on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Merger and the other Transactions be adopted by the Sellers;

WHEREAS, the board of directors of the Purchaser has unanimously: (a) determined that the Domestication is in the best interests of the Purchaser and its shareholders, as a whole, and declared it advisable for the Purchaser to enter into the Ancillary Documents providing for the Domestication; (b) determined that the Merger is in the best interests of the Purchaser and its shareholders, as a whole, and declared it advisable for the Purchaser to enter into this Agreement and the Ancillary Documents providing for the Merger and the other Transactions; (c) approved this Agreement, the Ancillary Documents and the Transactions on the terms and subject to the conditions of this Agreement; and (d) adopted a resolution recommending the Domestication be approved by the holders of the Purchaser Class B Ordinary Shares and the Merger and the other Transactions be approved by the Purchaser Shareholders;

WHEREAS, the board of directors of Merger Sub has unanimously: (a) determined that it is in the best interests of Merger Sub and the sole shareholder of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement and the Ancillary Documents and consummate the Merger and the other Transactions; and (b) approved this Agreement, the Ancillary Documents and the Transactions on the terms and subject to the conditions of this Agreement; and

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, the Purchaser shall provide an opportunity to the holders of its public shares to have their public shares redeemed on the terms and conditions set forth in this Agreement and the Purchaser’s Organizational Documents, which redemption shall occur as set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other consideration, the receipt and sufficiency of which is acknowledged and agreed to by the Parties, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I

THE TRANSACTIONS

Section 1.01        The Domestication.

(a)         Domestication. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), and in accordance with the DGCL and the Companies Act, at least one (1) Business Day prior to the Closing, the Purchaser shall, in accordance with applicable Law, any applicable rules and regulations of the SEC, Nasdaq and the Purchaser’s

Annex A-3

Organizational Documents, as applicable, de-register from the Register of Companies of the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to re-domicile and become a Delaware corporation and subject to the receipt of the approval by way of a special resolution passed by the holders of Purchaser Class B Ordinary Shares entitled to vote thereon in accordance with the Purchaser’s Organizational Documents of the Domestication and its terms, cause the Domestication to become effective, including by (i) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions thereof and applicable Law, (ii) adopting the Purchaser Bylaws upon Domestication, (iii) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (iv) filing with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Cayman Companies Act and obtaining a certificate of de-registration from the Cayman Registrar.

(b)         Effect on Purchaser Securities. (i) Immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the holders of the Purchaser Class B Ordinary Shares shall elect to convert each Purchaser Class B Ordinary Share held by them, on a one-for-one basis, into one (1) Purchaser Class A Ordinary Share and (ii) in connection with the Domestication, each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Common Stock.

Section 1.02        The Merger.

(a)         Effective Time. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), on the Closing Date the Company and Merger Sub shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company, Merger Sub and Purchaser and specified in the Certificate of Merger, being the “Effective Time”).

(b)         Merger. At the Effective Time, upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the Merger and as a direct, wholly-owned subsidiary of the Purchaser. References to the Company for periods after the Effective Time shall mean the Surviving Corporation.

(c)         Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

(d)         Governing Documents. At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated to be in the forms attached hereto as Exhibit F-1 and Exhibit F-2 respectively.

(e)         Directors and Officers of the Surviving Corporation. Immediately after the Effective Time, the board of directors and the executive officers of the Surviving Corporation shall be the same as set forth in Section 6.18 and otherwise in accordance with the terms of this Agreement (or as otherwise may be determined by the Purchaser and the Company).

Section 1.03        Further Assurances. From time to time after the Closing Date, upon the reasonable written request of any Party, each Party shall execute, acknowledge and deliver such further instruments and documents, and take such additional reasonable action, to effect, consummate, confirm or evidence the Transactions and carry out the purpose this Agreement.

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Article II

CONSIDERATION

Section 2.01        Pre-Effective Time Conversions. Immediately prior to the Effective Time:

(a)         each Company Convertible Security (other than the Pre-Funded Convertible Notes), that is outstanding immediately prior to the Effective Time (if any), including all principal and interest thereunder, to the extent applicable, shall automatically convert in full into shares of Company Preferred Stock or Company Common Stock, as applicable, in accordance with the terms thereof, such that immediately thereafter, all of the Company Convertible Securities (other than the Pre-Funded Convertible Notes) shall no longer be outstanding and shall cease to exist, and each holder of a Company Convertible Security (other than the Pre-Funded Convertible Notes) shall thereafter cease to have any rights with respect thereto;

(b)         each Company Warrant (other than the Company Pre-Funded Convertible Note Investor Warrants) exercisable for Company Preferred Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full, such that upon such exercise, all of the Company Warrants converted into Company Preferred Stock (other than the Company Pre-Funded Convertible Note Investor Warrants) shall no longer be outstanding and shall cease to exist, and each holder of Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) shall thereafter cease to have any rights with respect to such securities;

(c)         immediately after giving effect to the conversions and exercises set forth in Sections 2.01(a)-(b), each issued and outstanding share of Company Preferred Stock (including each share of Company Preferred Stock issued upon the conversions and exercises described in Sections 2.01(a)-(b)) shall automatically convert into such number of shares of Company Common Stock into which such shares of Company Preferred Stock, as applicable, are convertible in connection with the Merger pursuant to the Company’s Organizational Documents, such that upon such conversion, all of the Company Preferred Stock converted into Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities;

(d)         each Company Warrant (other than the Company Pre-Funded Convertible Note Investor Warrants) exercisable for Company Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full, such that upon such exercise, all of the Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) shall no longer be outstanding and shall cease to exist, and each holder of Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) shall thereafter cease to have any rights with respect to such securities;

Section 2.02        Consideration.

(a)         Pre-Funded Convertible Note Consideration. The consideration to be paid in, or in connection with, the Merger to a holder of a Pre-Funded Convertible Note shall be a number of shares of Domesticated Purchaser Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing Date, divided by (ii) the Applicable Pre-Funded Convertible Note Conversion Price (the “Convertible Note Consideration”).

(b)         The consideration to be paid in, or in connection with, the Merger to a holder in respect of each Company Pre-Funded Convertible Note Investor Warrant shall be one or more Domesticated Purchaser Series A Investor Warrants to purchase a number of shares of Domesticated Purchaser Common Stock (on otherwise the same terms as applicable to the Domesticated Purchaser Series A Investor Warrants issued to the Series A Preferred Stock Investors in the PIPE Investment) equal to the quotient of (i) the aggregate exercise price of such Company Pre-Funded Convertible Note Investor Warrant immediately prior to the Effective Time divided by (ii) $12.00 (the “Pre-Funded Convertible Note Investor Warrant Consideration”).

(c)         The aggregate consideration to be paid to holders of all other Company Securities (for the avoidance of doubt, other than the Pre-Funded Convertible Notes and the Company Pre-Funded Convertible Note Investor Warrants) in, or in connection with, the Merger shall be the Aggregate Consideration.

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Section 2.03        Conversion of Securities.

(a)         Effect on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or any holder of securities of any of the foregoing:

(i)          Each share of Company Common Stock that is owned by the Purchaser, Merger Sub or the Company (in treasury or otherwise) immediately prior to the Effective Time (each, an “Excluded Share”) shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(ii)         each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be cancelled and converted into the right to receive a number of shares of Domesticated Purchaser Common Stock equal to the Exchange Ratio;

(iii)        each Company Option shall automatically (without any further action required of the holder of such Company Option): (x) cease to represent an option to purchase or acquire shares of Company Common Stock as of the Effective Time; and (y) be assumed and converted, on the same terms and conditions as were applicable under the Company Equity Incentive Plan or its terms (as applicable) and any applicable award agreement thereunder as of the Effective Time, into an option to acquire that number of Domesticated Purchaser Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option and (B) the Exchange Ratio, at an exercise price per share of Domesticated Purchaser Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Option by (2) the Exchange Ratio (a “Purchaser Option”). Notwithstanding anything in this Section 2.03(a)(iii) to the contrary, the exercise price applicable to the Purchaser Options and the number of shares of Domesticated Purchaser Common Stock subject to the Purchaser Options shall, in each case, be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of any Company Options that are intended to qualify as incentive stock options, within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code; and

(iv)        each Company RSU shall automatically (without any further action required of the holder of such Company RSU): (x) cease to represent a right to acquire shares of Company Common Stock as of the Effective Time; and (y) be assumed and converted, on the same terms and conditions as were applicable under the Company Equity Incentive Plan or its terms (as applicable) and any applicable award agreement thereunder as of the Effective Time, into a restricted stock unit representing the right to acquire that number of Domesticated Purchaser Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU and (B) the Exchange Ratio (a “Purchaser RSU”). For the avoidance of doubt, as of the date hereof there are no outstanding Company RSUs, and any Company RSUs that are granted after the date hereof and prior to the Effective Time shall be subject to Purchaser’s written consent and granted in compliance with Section 6.02.

(b)         Effect on Pre-Funded Convertible Notes. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company, the holder in respect of any Pre-Funded Convertible Note or any holder of securities of any of the foregoing, each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time shall automatically be canceled and converted into the right to receive the Convertible Note Consideration.

(c)         Effect on Company Pre-Funded Convertible Note Investor Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or any holder of Company Pre-Funded Convertible Note Investor Warrants, each Company Pre-Funded Convertible Note Investor Warrants that is outstanding and unexercised immediately prior to the Effective Time shall automatically be canceled and converted into the right to receive Pre-Funded Convertible Note Investor Warrant Consideration.

(d)         Effect on Purchaser Rights and Units. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or any holder of Domesticated Purchaser Rights or Domesticated Purchaser Units: (x) each then issued and outstanding Domesticated Purchaser Right shall convert automatically into one-tenth of one share of Domesticated Purchaser Common Stock, pursuant to the Rights Agreement; and (y) each then issued and outstanding Domesticated Purchaser Unit shall be cancelled and will

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thereafter entitle the holder thereof to 1.1 shares of Domesticated Purchaser Common Stock, with any fractional shares of Domesticated Purchaser Common Stock to be issued in connection with such separation rounded down to the nearest whole share.

Section 2.04        No Fractional Shares. No fractional shares of Domesticated Purchaser Common Stock, or certificates or scrip representing fractional shares of Domesticated Purchaser Common Stock, will be issued upon the conversion of the Company Common Stock pursuant to the Merger, and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of Purchaser. Any fractional shares of Domesticated Purchaser Common Stock will be rounded down to the nearest whole number.

Section 2.05        Withholding. Notwithstanding any other provision to this Agreement, the Purchaser, Merger Sub, the Company, and the Surviving Corporation (and their respective Representatives) shall be entitled to deduct and withhold from any amount payable to any Person pursuant to this Agreement such Taxes that are required to be deducted or withheld with respect to such amounts under the Code, or under any provision of U.S. state or local or non-U.S. tax law. To the extent that amounts are deducted and withheld in accordance with this Section 2.05 and timely paid over to the appropriate Governmental Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, except for any payments made pursuant to the last sentence of this Section 2.05, the Purchaser shall use commercially reasonable efforts to provide (x) the Company with advance written notice of any intention to deduct and withhold from any consideration payable to the Sellers and (y) such recipients of consideration with a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Merger treated as compensation, the Parties shall reasonably cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding.

Article III

Closing

Section 3.01        Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the Transactions (other than the transactions contemplated by this Agreement that by their nature are to be satisfied prior to the Closing) (the “Closing”) shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which date shall be no later than the third (3rd) Business Day after all the Closing conditions in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Section 3.02        Closing Documents.

(a)         Purchaser Closing Certificate. Two (2) Business Days prior to the Closing, the Purchaser shall deliver to the Company a written notice setting forth the Purchaser’s good faith calculation of the following: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Redemption; (ii) the aggregate amount of the Purchaser Transaction Costs as of the Closing; and (iii) the number of shares of Domesticated Purchaser Common Stock to be outstanding as of the Closing and after giving effect to the Domestication and the Redemption (but excluding any securities of Domesticated Purchaser Common Stock to be issued in the Merger).

(b)         Company Closing Certificate. Two (2) Business Days prior to the Closing, the Company shall deliver to the Purchaser a written notice (the “Company Closing Certificate”) setting forth the Company’s good faith calculation of the aggregate amount of the Company Transaction Costs as of the Closing, including all invoices, wire instructions and applicable Tax forms for each Person owed (and any other supporting details reasonably requested by the Purchaser).

Section 3.03        Payment of Expenses and Treatment of Closing Indebtedness.

(a)         Company Transaction Costs. On the Closing Date, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all Company Transaction Costs.

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(b)         Purchaser Transaction Costs. On the Closing Date, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all Purchaser Transaction Costs.

(c)         Closing Indebtedness. On the Closing Date, the Purchaser shall pay the outstanding amount of the Closing Indebtedness to the holders of the Closing Indebtedness in order to repay all such Closing Indebtedness, with the result that immediately following the Closing there will be no further monetary obligations of the Company or any of its Subsidiaries with respect to any Closing Indebtedness outstanding immediately prior to the Closing.

Article IV

Representations and Warranties of the Company

Except as set forth in the disclosure letter dated as of the date of this Agreement delivered by the Company to the Purchaser (the “Company Disclosure Letter”) prior to or in connection with the execution and delivery of this Agreement, the Company hereby represents and warrants to the Purchaser and Merger Sub, as of the date hereof and as of the Closing, as follows:

Section 4.01        Organization and Standing. The Company is a Delaware corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. Each Subsidiary of the Company is a corporation, limited liability company or other entity duly incorporated or formed (as applicable), validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate, limited liability company or other (as applicable) power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. Each Subsidiary of the Company is duly qualified or licensed and in good standing in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has provided to the Purchaser accurate and complete copies of the Target Companies’ Organizational Documents, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

Section 4.02        Authorization; Binding Agreement. Subject to the receipt of the Requisite Shareholder Approval, the Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with its Organizational Documents and (b) other than the Requisite Shareholder Approval, no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted, has (i) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, the Company and its shareholders, (ii) approved this Agreement and Transactions, (iii) directed that this Agreement be submitted to its shareholders for adoption and (iv) recommended that its shareholders adopt this Agreement.

Section 4.03        Capitalization.

(a)         Set forth on Section 4.03(a) of the Company Disclosure Letter is a true, correct and complete list of each record holder of any equity interests of the Company, including the Company Options, and the number of such equity interests held by each such holder as of the date hereof. Other than such equity interests, including the Company Options, set forth on Section 4.03(a) of the Company Disclosure Letter, the Company does not have any other issued or outstanding membership or other equity interests.

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(b)         Prior to giving effect to the Transactions, all of the equity securities in the Company (other than the Company Options) will be owned by the Sellers free and clear of any Liens other than those imposed under the Company Organizational Documents, applicable securities Laws, Permitted Liens or as set forth on Section 4.03(b)(i) of the Company Disclosure Letter. All of the issued and outstanding equity interests of the Company have been duly authorized and validly issued in accordance with applicable Laws, including applicable securities Law, and the Company Organizational Documents, and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, except where such violation or failure would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. Except as set forth on Section 4.03(b)(ii), there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its members is a party or bound relating to any membership interests or other equity securities of the Company, whether or not outstanding. Except with respect to the Company Options, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Organizational Documents of the Target Companies, there are no outstanding contractual obligations of the Target Companies to repurchase, redeem or otherwise acquire any equity interests or securities of such Target Company, nor has any Target Company granted any registration rights to any Person with respect to such Target Companies’ equity securities. All of the Target Companies’ securities have been granted, offered, sold and issued in compliance with applicable securities Laws. Each Company Option was validly granted or issued and properly approved by the Company’s board of directors (or appropriate committee thereof) in accordance with the terms of the Company Equity Incentive Plan. Each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying equity securities of the Company on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code.

(c)         Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Target Companies are issuable and no rights in connection with any shares, warrants, options or other securities of the Target Companies accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.04        Subsidiaries. Section 4.04 of the Company Disclosure Letter sets forth the names of the Company’s direct and indirect Subsidiaries, and with respect to each Subsidiary (a) its jurisdiction of incorporation or organization, (b) all names other than its legal name under which such Subsidiary does business, as applicable, (c) its authorized shares or other equity interests (if applicable) and (d) the number of issued and outstanding shares or other equity interests of such Subsidiary and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, and, where such concepts are applicable, fully paid and non-assessable, and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies’ free and clear of all Liens other than those imposed under such Subsidiaries’ Organizational Documents, applicable securities Laws, Permitted Liens or as set forth on Section 4.04 of the Company Disclosure Letter.

Section 4.05        No Conflict; Governmental Consents and Filings.

(a)         Except as otherwise described in Section 4.05(a) of the Company Disclosure Letter, subject to the receipt of the Requisite Shareholder Approval and the consents, approvals, authorizations and other requirements set forth in Section 4.05(a) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the other Ancillary Documents to which the Company is a party and the consummation by the Company of the Transactions does not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which the Company is subject or by which any property or asset of any Target Company is bound; (ii) conflict with or violate the Organizational Documents of any Target Company; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien (other than a Permitted Lien) under any Company Material Contract upon any of the properties or assets of any Target Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (iv) result in a violation or revocation of any required Consents, except to the extent that the occurrence of

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any of the foregoing items set forth in clauses (i), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or reasonably be expected to have a Company Material Adverse Effect.

(b)         Assuming the truth and completeness of the representations and warranties of the Purchaser and Merger Sub contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Target Companies with respect to the Target Companies’ execution, delivery or performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by the Target Companies of the Transactions, except for: (i) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) compliance with any applicable requirements of the securities Laws; and (iii) as otherwise disclosed on Section 4.05(b) of the Company Disclosure Letter.

Section 4.06        Financial Statements.

(a)         The Company has provided to the Purchaser: (i) draft unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the draft unaudited consolidated balance sheet the related draft unaudited consolidated income statements and statements of cash flows of the Target Companies as of and for the three (3) month period ending March 31, 2025 (the “Interim Company Financials”) and (ii) the unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2024 and December 31, 2023, and the related consolidated unaudited income statements, changes in member equity and statements of cash flows for the fiscal years then ended(together with the Interim Company Financials, the “Draft Company Financials” and, together with the Audited Financial Statements (as defined below), the “Company Financials”). The Company Financials were derived in all material respects from the books and records of the Target Companies, which books and records are, in all material respects, true, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices. Except as set forth on Section 4.06(a) of Company Disclosure Letter, the Company Financials, when delivered, will have been prepared in all material respects, in accordance with GAAP consistently applied throughout the periods covered thereby (except in the case of the Draft Company Financials for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not be material) and present fairly in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Target Companies as of the dates and for the periods indicated in such Company Financials in conformity with GAAP (except in the case of the Draft Company Financials for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not be material) and were derived from and accurately reflect in all material respects, the books and records of each of the Target Companies. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)         The Target Companies have established and maintain a system of internal controls. Such internal controls are designed to provide reasonable assurance that (i) transactions are executed in all material respects in accordance with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for each Target Company’s assets.

(c)         The Company has not identified in writing and has not received written notice from an independent auditor of (x) any significant deficiency or material weakness in the system of internal controls utilized by the Company, (y) any material fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company or (z) any claim or allegation regarding any of the foregoing.

(d)         There are no outstanding loans or other extensions of credit made by any Target Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.07        Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any Target Company of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Draft Company Financials or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Target Company in the ordinary course of the operation of

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business of the Draft Company Financials; (c) arising under this Agreement and/or incurred in connection with the Transaction; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.08        Absence of Certain Changes. Except as set forth on Section 4.08 of the Company Disclosure Letter, and for activities conducted in connection with this Agreement and the transactions contemplated hereby, since March 31, 2025 through the date of this Agreement, (a) there has not been any Company Material Adverse Effect and (b) each Target Company (i) has conducted its business in the ordinary course of business consistent with past practice, (ii) has not taken any action or committed or agreed to take any action that, if taken after the date hereof, would be prohibited by Section 6.02(b).

Section 4.09        Compliance with Laws.

(a)         Each Target Company has, since its inception, complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Target Company, taken as a whole. No written notice of non-compliance with any applicable Law has been received by any Target Company since its inception.

(b)         Each Target Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders, or other Consents from Governmental Authorities necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such approvals would not, individually or in the aggregate, reasonably be expected to be material to the Target Company, taken as a whole.

Section 4.10        Government Contracts.

(a)         Section 4.10(a) of the Company Disclosure Letter is a true and complete list, as of the date hereof, of each Government Contract to which a Target Company is a party and accurately identifies for each such Government Contract current and complete information regarding, where applicable and to the extent the disclosure of such information does not violate any Target Company’s obligations under any law or agreement: the contract number, the customer (contracting agency and prime contractor, as applicable), any subcontracts and the applicable subcontract number (if applicable), the total estimated contract value, the total funded amount, and the contract period of performance. Section 4.10(a) of the Company Disclosure Letter also identifies each Government Contract that was awarded on the basis of any qualification as a small business, or other set aside or preferential prime contractor or subcontractor bidding status (collectively, a “Preferred Bidder Status”). Each Government Contract listed in Section 4.10(a) of the Company Disclosure Letter was legally awarded to the applicable Target Company, is in full force and effect and constitutes a legal, valid, and binding agreement, enforceable in accordance with its terms. The Company has delivered or made available to Purchaser copies of the main contract documents including all material modifications, task orders, purchase orders, and delivery orders for those Government Contracts provided on Section 4.10(a) of the Company Disclosure Letter, together with all other material documentation related thereto as requested by Purchaser.

(b)         Section 4.10(b) of the Company Disclosure Letter sets forth a current, accurate, and complete list of each Government Bid (including task order bids under current Government Contracts and teaming agreements entered into in preparation for Government Bids) that any Target Company has entered into or submitted to a Governmental Authority (or a prime contractor or higher-tier subcontractor) within the past year, plans to submit within the next 90 days, or for which no notice of award decision has been received by any Target Company 30 days or more prior to the date of this Agreement. Section 4.10(b) of the Company Disclosure Letter accurately identifies for each such Government Bid current, complete, and accurate information regarding, where applicable: the proposal type (new business, task order, etc.), the anticipated award type (sole source, full and open, small business, etc.), the project title, the customer (agency, prime contractor, or higher-tier subcontractor as applicable), the estimated award date and the estimated value of the proposed contract based on the Target Company’s proposal.

(c)         Section 4.10(c) of the Company Disclosure Letter sets forth a list of each outstanding teaming agreement or existing joint venture agreement of any Target Company. The Company has made available to the Purchaser correct and complete copies of all such teaming agreements and joint venture agreements. The Target Companies have complied with all material terms and conditions of such joint venture agreements and teaming agreements.

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(d)         With respect to each Government Contract or Government Bid to which a Target Company is a party, and except as set forth in Section 4.10(d) of the Company Disclosure Letter: (i) the Target Companies have complied with all material terms and conditions of such Government Contract or Government Bid, including but not limited to all applicable provisions of FAR 52.204-21 (Basic Safeguarding of Covered Contractor Information Systems), DFARS 252.204-7012 (Safeguarding Covered Defense Information and Cyber Incident Reporting), the cybersecurity standards set forth in the National Institute of Standards and Technology (“NIST”) Special Publication 800-171, DFARS 252.204-7020, NIST SP 800-171 DoD Assessment Requirements, FAR 52.204-24 (Representation Regarding Certain Telecommunications and Video Surveillance Services or Equipment), FAR 52.204-25 (Prohibition on Contracting for Certain Telecommunications and Video Surveillance Services or Equipment), the Buy American Act (41 U.S.C. §§ 10a-10d) and the Trade Agreements Act (“TAA”) (19 U.S.C. §§ 2501-2581), and all corresponding FAR and DFARS provisions; (ii) the Target Companies have complied with all material requirements of Law pertaining to such Government Contract or Government Bid; (iii) all representations and certifications executed with respect to such Government Contract or Government Bid were accurate and truthful in all material respects as of their effective date (including material representations, certifications and disclosures made by the Target Companies under or in connection with a Government Contract covered by the Truthful Cost or Pricing Act (including any certified cost or pricing data provided in accordance with such Act); (iv) all invoices and claims for payment, reimbursement, or adjustment, including requests for progress payments and provisional or progress cost payments, submitted by the Target Companies in connection with a Government Contract or Government Bid were current, accurate, and complete in all material respects as of their respective submission dates, and the Target Companies are not aware of any evidence that such submissions are not still current, accurate, and complete in all material respects; (v) the Target Companies have maintained systems of internal controls that are and have been in material compliance with all requirements of the Government Contracts and of material Laws and regulations and no such systems of internal controls has been determined in writing, by any Governmental Authority to be in noncompliance with any such material requirement and, without limiting the foregoing, the practices and procedures used by the Target Companies in estimating costs and pricing proposals and accumulating, recording, segregating, reporting, and invoicing costs, and otherwise accounting for costs are in compliance, in all material respects, with the applicable provisions of Federal Acquisition Regulation (“FAR”) Part 31; (vi) the Target Companies have not had access to confidential or non-public information, nor provided systems engineering, technical direction, consultation, technical evaluation, source selection services, or services of any type, nor prepared specifications or statements of work, nor, to the Knowledge of the Company, engaged in any other conduct, in each case, that would create an Organizational Conflict of Interest, as set forth in FAR 9.501, with respect to the work performed or anticipated to be performed under any Government Contract or proposed contract in connection with a Government Bid or other business of the Target Companies or, to the Knowledge of the Company, that would restrict the Target Companies’ business activities as presently conducted; (vii) the Target Companies have not violated, in any material respect, any Law or contractual restriction associated with the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Authority (regardless of the branch of government), including but not limited to the “revolving door” and “financial interest” restrictions set forth at 18 U.S.C. § 207 and § 208; and (viii) except as set forth on Section 4.10(d)(viii) of the Company Disclosure Letter, in the past five years, the Target Companies have not received any written adverse past performance evaluation or CPARS report, or been given notice of termination for default, convenience arising out of negative performance reviews or a show cause notice from the relevant customer, cure notice, show cause notice, deficiency or similar notice, stop work order or non-exercise of any option to extend a multi-year contract, and no such notice has been threatened. Except as set forth on Section 4.10(d) of the Company Disclosure Letter, consummation of the transactions contemplated by this Agreement will not require notice to transfer or constitute, cause or serve as the basis of non-performance or non-compliance with any term of any Government Contract or Government Bid to which a Target Company is a party.

(e)         With respect to each Target Company and except as set forth on Section 4.10(e) of the Company Disclosure Letter: (i) none of the Target Companies has been, or is currently, debarred, suspended, or proposed for debarment or suspension by any Governmental Authority, and each is properly registered and in good standing in the System for Award Management (SAM); (ii) no Target Company has received any written notice that any officer or employee, consultant, or agent of any Target Company is, or during the last five years has been, under administrative, civil, or criminal investigation, indictment, or information by any Governmental Authority (A) relating to the performance of his or her duties for the Target Company and (B) as would reasonably be expected to have a Company Material Adverse Effect; (ii) to the Knowledge of the Company, there is not pending any audit or investigation of any Target Company or its officers, employees, consultants or agents nor within the last five years has there been either (A) a non-routine audit of a Target Company, (B) an audit that resulted in a material adjustment to amounts

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invoiced or (C) any audit or investigation of any Target Company or its respective officers, employees, consultants or agents resulting in a material adverse finding with respect to any alleged irregularity, misstatement, or omission arising under or relating to any Government Contract or Government Bid; (iii) during the last five years, no Target Company has made any voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged material irregularities, misstatements, or omissions; unlawful conduct; or significant overpayment arising under or relating to a Government Contract or Government Bid; (iv) no Target Company has received any written (or, to the Knowledge of the Company, oral) notice of any determination by a Governmental Authority regarding, nor entered into a consent order or administrative agreement, with the a Governmental Authority regarding, any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of law or regulation, or any administrative or contractual requirement related to a Government Contract or Government Bid; (v) no Target Company has received any written (or, to the Knowledge of the Company, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of law or regulation, or any administrative or contractual requirement related to a Government Contract or Government Bid; (vi) no Target Company has received written document requests, subpoenas, search warrants, or civil investigative demands addressed to or requesting information involving any Target Company or any of their members, managers, officers, employees, affiliates, consultants, agents, or representatives in connection with or concerning any information related to a Government Contract or Government Bid; (vii) to the Knowledge of the Company, neither any Target Company nor any of its respective officers, employees, consultants, agents, or representatives are or have been under administrative, civil, or criminal investigation, or any indictment or criminal information with respect to any aspects of performance or other activity relating to any Government Contract or Government Bid to which any Target Company is a party; (viii) neither any Target Company nor any of its respective officers or employees have been the subject of any actual “whistleblower” or “qui tam” lawsuit; (ix) no Target Company has not received any written (or, to the Knowledge of the Company, oral) notice of any judicial, administrative, or contractual penalties or damages imposed or, to the Knowledge of the Company, threatened to be imposed on any Target Company related to any Government Contract or Government Bid; (x) to the Knowledge of the Company, it has not conducted any internal audit, review, or inquiry in which any outside legal counsel, auditor, accountant, or investigator has been or was engaged with respect to any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, material irregularities, misstatements, or omissions or violation of Law, or any administrative or contractual requirement related to a Government Contract or Government Bid; and (xi) each Target Company has complied in all material respects with the pricing and discount disclosure requirements in all of its Government Contracts including “Most Favored Customer” and price-reduction clauses (“MFC-PRC Representation”) and all pricing discounts and rebates have been properly reported to and credited to the customer under each Government Contract, and no Government Contract currently in performance is subject to, or to the Knowledge of the Company, anticipated to be subject to, price discounts at any level (including but not limited to invoice discounts, “spot” discounts at individual rates, courtesy discounts or other discounts of any nature), in each case except where failure to do so would not have a material and adverse effect on the Target Companies. Except as set forth in Section 4.10(e) of the Company Disclosure Letter, no Target Company has, to the Knowledge of the Company, had any material irregularities, misstatements, or omissions arising under or relating to any Government Contract or Government Bid that has led or is expected to lead, either before or after the Closing Date, to any of the consequences set forth in the clauses of this paragraph or any other material damage, liability, penalty assessment, recoupment of payment, or disallowance of cost.

(f)          With respect to each of the Target Companies and except as set forth in Section 4.10(f) of the Company Disclosure Letter, (i) there are no outstanding claims against any Target Company for which any Target Company has received written notice, either by the U.S. Government or by any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Government Bid referred to in Section 4.10(a) and Section 4.10(c) of the Company Disclosure Letter, respectively; (ii) there are, to the Knowledge of the Company, no disputes between any Target Company and any Governmental Authority under the Contract Disputes Act or any other Law or between any Target Company and any prime contractor, subcontractor, or vendor arising under or relating to any such Government Contract or Government Bid; and (iii) no Government Contract is or has been the subject of any bid protest proceeding. Except as set forth in Section 4.10(f) of the Company Disclosure Letter, there are no facts that would reasonably be expected to result in a claim or dispute under clauses (i) or (ii) of the immediately preceding sentence.

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(g)         There are no outstanding material claims, disputes, or requests for equitable adjustment between any of the Target Companies and any Governmental Authority that are subject to the Contract Disputes Act, 41 U.S.C. § § 7101-7109 or any other Law, nor are there any material claims, disputes, or requests for equitable adjustment between any of the Target Companies and any other entity arising under or related to any Government Contract.

(h)         None of the Target Companies have submitted or received, or are preparing to submit, a claim or request for an equitable adjustment under any of the Government Contracts where such activity is outside the ordinary course of business or would reasonably be expected to result in a liability or obligation outside the ordinary course of business.

(i)          No costs incurred by any of the Target Companies have been formally disallowed as a result of a written finding or determination by a Governmental Authority, and no Governmental Authority has withheld or setoff or, to the Knowledge of the Company, attempted to withhold or setoff, material amounts otherwise due or payable to any Target Company under any Government Contract. Except as disclosed on Section 4.10(i) of the Company Disclosure Letter, to the Knowledge of the Company, no prime contractor or higher-tier subcontractor under a Government Contract has withheld or set off, or attempted to withhold (other than the hold-backs pursuant to contracts in the ordinary course of business) or set-off, material amounts of money otherwise acknowledged to be due to any Target Company under any such Government Contract. To the Knowledge of the Company, no prime contractor or higher-tier subcontractor under an outstanding Government Contract has disallowed, or raised any basis for disallowance of, any material costs claimed by any Target Company under any such Government Contract, and there is no fact or occurrence that could reasonably be expected to be a basis for disallowing any such costs.

(j)          Except as set forth in Section 4.10(j)(i) of the Company Disclosure Letter, the Target Companies have submitted all required provisional labor and indirect rates through fiscal year 2024, and final indirect rates to the cognizant U.S. government administrative contracting officer through fiscal year 2024. All such submissions are consistent in all material respects with all applicable cost accounting rules and regulations and there are no outstanding or unresolved matters with respect thereto which would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 4.10(j)(ii) of the Company Disclosure Letter each Target Company is, and at all times has been, in compliance in all material respects with the applicable requirements of the Cost Accounting Standards (CAS), as set forth in 48 C.F.R. Chapter 99, and any related regulations, including the submission and disclosure of cost accounting practices where required. To the Knowledge of the Company, no Target Company is the subject of any audit, review, or investigation by any Governmental Authority related to compliance with CAS, nor has any Target Company received any written notice of noncompliance, nonconformance, or any asserted or threatened claim or penalty arising under CAS.

(k)         Except as set forth in Section 4.10(k) of the Company Disclosure Letter, neither any Target Company nor any of their present Principals (as that term is defined in FAR 2.101), nor, to the Knowledge of the Company, employees are, or during the last five years have been, suspended or debarred from doing business with a Governmental Authority, proposed for suspension or debarment, or are (or during such period were) the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Authority.

(l)          Except as set forth in Section 4.10(l) of the Company Disclosure Letter, no Target Company has received: (i) any written (nor, to the Knowledge of the Company, oral) notice of non-responsibility or ineligibility for award of a contract or disqualification from award of a contract within the past five years, nor to the Knowledge of the Company, do any circumstances exist that would warrant the institution of debarment, suspension, or exclusion proceedings or any finding of non-responsibility, ineligibility, or disqualification with respect to any Target Company in the future.

(m)        Each Target Company has, to the extent appropriate in accordance with the terms of the applicable Government Contracts and all Laws, (i) taken all reasonable steps to protect rights in and to all technical data, computer software, and other intellectual property developed in connection with the Government Contracts and (ii) complied in all material respects with all notice requirements, Laws (including the FAR and the Defense Federal Acquisition Regulation Supplement (“DFARS”)) and contractual requirements relating to the placement of legends or restrictive markings on all technical data, computer software, computer software documentation, and other intellectual property developed in connection with a Government Contract, used in performance of a Government Contract, or delivered or otherwise provided to a Governmental Authority.

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(n)         Except for the Government Contracts listed on Section 4.10(n) of the Company Disclosure Letter, there is no fixed-price Government Contract that a Target Company has entered into or is otherwise obligated to perform and for which (i) performance has not been completed; (ii) final payment has not been received; (iii) warranty, support, or maintenance obligations have been retained; or (iv) the costs to any Target Company of completing performance of the fixed-price component of the contract or subcontract, and/or fulfilling all contractual obligations, have exceeded or are reasonably expected to exceed the fixed-price amount of such contract or subcontract (i.e., each Target Company is in a loss position or reasonably expects to incur a loss with respect to the fixed-price component of the contract or subcontract).

(o)         Section 4.10(o) of the Company Disclosure Letter identifies, as of the date hereof, all material personal property, equipment, and fixtures loaned, bailed, or otherwise furnished to a Target Company by or on behalf of any Governmental Authority (the “Government-Furnished Items”). Each Target Company has complied in all material respects with all its applicable obligations relating to the Government-Furnished Items as imposed by Law (including the FAR and DFARS) and, upon the return thereof to the applicable Governmental Authority in the condition thereof on the date hereof, would reasonably be expected to have no liability to such Governmental Authority with respect thereto.

(p)         Section 4.10(p) of the Company Disclosure Letter identifies, as of the date hereof, all instances where the performance of specific employees is called for in any Government Contract. The Target Companies have notified and sought, using commercially reasonable efforts, all applicable permission from a Governmental Authority, the prime contractor, or the higher-tier subcontractor (as the case may be) in circumstances where there have been changes related to those employees in the past five years.

(q)         No Target Company has made any assignment of any Government Contract or any interest in any outstanding Government Contract. No Target Company has entered into any financing arrangements with respect to any outstanding Government Contract.

(r)          The Company and its Affiliates have complied in all material respects with all applicable requirements of the Small Business Innovation Research (SBIR) program and all related Small Business Administration (“SBA”) rules and regulations, including eligibility criteria for small business concerns under 13 C.F.R. Part 121 and the SBIR Policy Directive. All work under any SBIR Phase I or Phase II awards received by the Company or its Affiliates has been completed. Any current or ongoing work performed by any Target Company under the SBIR program is being conducted under one or more Phase III awards or contracts and is not subject to SBIR-specific size limitations or other eligibility restrictions applicable to Phases I and II. Each certification or representation made by any Target Company in connection with any SBIR proposal or award, including certifications of eligibility, performance of research and development work, and compliance with funding and reporting requirements, was accurate and complete when made. The Target Companies used any SBIR funding in accordance with applicable law, the terms of the award, and relevant SBIR program requirements. No Target Company has received written notice, or to the Knowledge of the Company, oral notice from the SBA or any other Governmental Authority alleging that a Target Company was ineligible for any SBIR award it received, that a Target Company failed to comply with SBIR program requirements, or that any certification or representation related to an SBIR proposal or award was inaccurate or misleading. There is no pending or, to the Knowledge of the Company, threatened, audit, inquiry, investigation, or legal proceeding involving any Target Company’s participation in the SBIR program. To the Knowledge of the Company, there is no basis for legal recourse against any Target Company related to its eligibility for, participation in, or performance under any SBIR award.

Section 4.11        Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company) holds all material Permits required to own, lease and operate its assets and properties (collectively, the “Company Permits”). Section 4.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Permits held by the Target Companies. To the Knowledge of the Company, each Company Permit is in full force and effect and will, upon its termination or expiration, be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Company Permit. No Target Company is in material default or violation of any Company Permit applicable to such Target Company.

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Section 4.12        Litigation. Except as described on Section 4.12 of the Company Disclosure Letter, there are no (a) Legal Proceedings of any nature currently pending or, to the Company’s Knowledge, threatened, against any Target Company or any of its properties or assets, or any of the directors or officers of any Target Company with regard to their actions as such; (b) to the Knowledge of the Company, pending or threatened audits, examinations or investigations by any Governmental Authority against any Target Company; (c) pending or written threatened Legal Proceedings by any Target Company against any third party; (d) no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any Target Company; and (e) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon any Target Company or any of their respective properties or assets, or any of the directors or officers of any Target Company with regard to their actions as such.

Section 4.13        Material Contracts.

(a)         Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xix) below, other than the Company Benefit Plans (except that the Contracts listed in respect of clauses (x) and (xii) shall include any applicable Company Benefit Plans), to which, as of the date of this Agreement, any Target Company is a party or by which any Target Company, or any of its properties or assets, are bound or affected (each Contract required to be set forth on Section 4.13(a) of the Company Disclosure Letter, a “Company Material Contract”). True, correct, complete copies of the Company Material Contracts, including amendments thereto, have been delivered or made available to the Purchaser. The Company Material Contracts include:

(i)          Each Contract that contains covenants that limit the ability of any Target Company (or purports to bind any Affiliate thereof) (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person in any material respect, including any non-competition covenants, customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses, or (B) to purchase or acquire an interest in any other Person;

(ii)         Each joint venture Contract, profit-sharing agreement, partnership, limited liability company agreement with a third party or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)        All Contracts that involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)        All Contracts that involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(v)         Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of Target Company (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business), occurring in the last three (3) years and/or relating to the pending or future acquisitions or dispositions, in each case, involving aggregate payments in excess of $500,000;

(vi)        Each obligation to make payments in excess of $1,000,000, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii)       Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves aggregate annual payments in excess of $100,000 for agreements related to real property and $100,000 individually for agreements related to personal property;

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(viii)      Each Contract that by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $1,000,000 per year or $5,000,000 in the aggregate;

(ix)        All Contracts with any Top Customer or Top Supplier (other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice that do not contain any material terms relating to the Contract underlying the applicable Top Customer or Top Supplier relationship);

(x)         Each collective bargaining (or similar) agreement or Contract between the Target Company on one hand, and any labor union or other body representing employees of the Target Company on the other hand;

(xi)        All Contracts that obligate the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $1,000,000;

(xii)       Any Contract that is between any Target Company and any directors, officers or employees of a Target Company that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions;

(xiii)      Any Contract that obligates the Target Companies to make any capital commitment or expenditure in excess of $1,000,000 (including pursuant to any joint venture);

(xiv)      All Contracts that relate to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations) in excess of $1,000,000;

(xv)       Any Contract which (A) contains any assignment or license of, or any covenant not to assert or enforce, any Owned Intellectual Property material to the business of any Target Company; (B) pursuant to which any Owned Intellectual Property material to the business of any Target Company is or was developed by, with or for any Target Company; or (C) pursuant to which any of the Target Companies either (1) grants to a third Person (I) a license, immunity, or other right in or to any Owned Intellectual Property material to the business of any Target Company or (II) an exclusive license, immunity, or other right in or to any Owned Intellectual Property; or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Assets material to the business of any Target Company, provided, however, none of the following will be required to be set forth on Section 4.13(a)(xv) of the Company Disclosure Letter but will constitute Company Material Contracts if they otherwise qualify: (w) non-exclusive licenses of Owned Intellectual Property granted to suppliers, customers or end users in the ordinary course of business; (x) licenses of open source Software; (y) Off-the-Shelf Software; and (z) invention assignment and confidentiality agreements with employees and contractors on standard forms made available to Purchaser and without any material deviations or exceptions;

(xvi)      All Contracts involving transactions with an Affiliate of any Target Company (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Organizational Documents);

(xvii)     Any Contract that is a settlement, conciliation, or similar agreement with any Governmental Authority;

(xviii)    All Contracts with any Governmental Authority to which any Target Company is a party, including any Government Contracts and Government Bids; and

(xix)      that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

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(b)         Except for any Company Material Contract that is terminated or expires following the date hereof in accordance with its terms, each Company Material Contract is valid, binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). Except as would not reasonably be expected to be material to the Target Companies, taken as a whole, except for any Company Material Contract that is terminated or expires following the date hereof in accordance with its terms and except as otherwise disclosed in Section 4.13(b) of the Company Disclosure Letter, with respect to each Company Material Contract: (i) no Target Company is in breach of or default under, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach of or default under by any Target Company, or permit termination or acceleration by the other party thereto, such Company Material Contract; (ii) no party to any Company Material Contract has given any written notice of any such breach, default or event described in clause (i); and (iii) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect.

Section 4.14        Intellectual Property.

(a)         Section 4.14(a) of the Company Disclosure Letter sets forth a true, accurate, and complete list of: (i) all U.S. and foreign registered or issued Intellectual Property and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered trademarks and service marks. Each item of Company Registered IP is valid, subsisting and enforceable. Each Target Company owns, free and clear of all Liens (other than Permitted Liens or any Liens set out on Section 4.14(a) of the Company Disclosure Letter), has valid and enforceable rights in, and has the right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Section 4.14(a) of the Company Disclosure Letter, all Company Registered IP and other Owned Intellectual Property are owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP and other Owned Intellectual Property, and such Target Company has recorded assignments of all Company Registered IP.

(b)         Each Target Company has a valid and enforceable written license or other valid right to use all other Company IP, including Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for Intellectual Property that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Legal Proceedings pending, and all applications to register any Intellectual Property are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person any or all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c)         Each Target Company has performed all material obligations imposed on it in each material license, sublicense and other agreement under which a Target Company is the licensor (each, an “Outbound IP License”), and such Target Company is not, nor, to the Company’s Knowledge, is any other party thereto, in material breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a material default thereunder.

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(d)         No Legal Proceeding is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Company IP, nor, to the Knowledge of the Company, is there any reasonable basis for any such Legal Proceeding. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. No Target Company is currently infringing, or has, in the past six (6) years, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Owned Intellectual Property or otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past six (6) years has been, infringing upon, misappropriating or otherwise violating any Company IP.

(e)         No current or former officers, employees or independent contractors of a Target Company has any ownership interest in any Owned Intellectual Property and no Person has claimed or asserted in writing any ownership interest or other rights in or to any Owned Intellectual Property. To the Company’s Knowledge, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s reasonable efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken commercially reasonable efforts and security measures designed to maintain the security of all material Owned Intellectual Property, including measures designed to protect the secrecy and confidentiality of the material Company IP. All Persons who have participated in or contributed to the creation or development of any material Owned Intellectual Property have executed written agreements pursuant to which all of such Person’s right, title and interest in and to any such Owned Intellectual Property has been irrevocably assigned (by a present tense assignment) to the Target Companies (or all such right, title, and interest vested in the Target Companies by operation of Law).

(f)          Each Target Company is in all material respects in compliance with all licenses governing any open source Software that is incorporated (either directly by any Target Company, or indirectly, by the incorporation of third party Software that itself incorporates open source Software) into, used, intermingled, or bundled with any material Owned Intellectual Property. No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, operation, delivery or provision of any Company Software in a manner that requires any Target Company to: (i) disclose, distribute, license or otherwise make available to any Person (including the open source community) any source code to such Company Software; (ii) license any such Company Software or other material Owned Intellectual Property for making modifications or derivative works; (iii) disclose, distribute, license or otherwise make available to any Person any such Company Software or other material Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (each of (i) – (iv), a “Copyleft Action”). No Person other than a Target Company possesses, or has an actual or contingent right to access or possess, a copy in any form of any source code for any Company Software and all such source code is in the applicable Target Company’s sole possession and has been maintained as strictly confidential.

(g)         Except as set forth on Section 4.14(g) of the Company Disclosure Letter, no government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Target Company in the development of any Owned Intellectual Property. No Governmental Authority has any (i) ownership interest or exclusive license in or to any material Owned Intellectual Property, (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the Software, or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

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(h)         No Person has obtained unauthorized access to information and data (including personally identifiable information) in the possession of a Target Company or in their control, or otherwise held or processed on their behalf, nor has there been any loss, damage, disclosure, use, breach of security, or other material compromise of the security, confidentiality or integrity of such information or data. No Target Company has experienced any material information security incident that has compromised the integrity or availability of the information technology, operational technology, or software applications the Target Companies own, operate, or outsource, or the information or data thereon. No material written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data or relating to any information security-related incident has been received by a Target Company nor has a Target Company been required by applicable law, regulation, or contract to notify in writing, any person or entity of any personal data or information security-related incident. Each Target Company has complied in all material respects with all applicable Laws, Contract requirements and policies relating to privacy, personal data protection, cybersecurity and the collection, processing and use of personal information. Except in each case as set forth on Section 4.14(h) of the Company Disclosure Letter, each Target Company has implemented appropriate policies and commercially reasonable security (a) regarding the collection, use, disclosure, retention, processing, transfer, confidentiality, integrity, and availability of data (including personally identifiable information) and business proprietary or sensitive information, in its possession or control, or held or processed on its behalf, and (b) regarding the integrity and availability of the information technology, operational technology, and software applications the Target Company owns, operates, or outsources. The IT Assets do not contain any material malware, viruses, malicious code, “worms,” “Trojan horses,” “back doors,” or other vulnerabilities, or unauthorized tools or scripts that could reasonably be expected to adversely impact the confidentiality, integrity and availability of the information technology and operational technology systems, and software applications. The IT Assets operate and perform as required by the Target Companies for the operation of its business as currently conducted, except in each case as would not, individually or in the aggregate, reasonably be expected to have a material impact on the Target Companies.

(i)          The Target Companies (i) maintain a technical description of any neural networks used in or with any proprietary AI/ML that is sufficiently detailed to reasonably skilled programmers to modify, debug, and improve such neural networks in the ordinary course of business; (ii) retain information in human-readable form that explains (or could be used to explain) the decisions made or facilitated by any proprietary AI/ML, which can readily be provided to regulators upon request; (iii) have materially complied with all applicable legal requirements and industry standards applicable to any proprietary AI/ML (including the ethical or responsible use thereof); (iv) have not received (and are not subject to or otherwise not aware of) any (A) complaint, claim, proceeding or litigation alleging that training data used in the development, training, improvement or testing of any proprietary AI/ML Software was falsified, biased, untrustworthy or manipulated in an unethical or unscientific way; (B) report, finding or impact assessment of any internal or external auditor, technology review committee, independent technology consultant, whistle-blower, transparency or privacy advocate, labor union, journalist or academic that makes any such allegation in (A); or (C) request from regulators or legislators concerning any proprietary AI/ML; (v) have not (1) used any AI/ML (including Generative AI) to generate, create, or develop any Owned Intellectual Property; (2) included any Owned Intellectual Property in any prompts or inputs into any AI/ML (including Generative AI); or (3) used any AI/ML (nor sold or offered for sale or distribution any AI product) either (x) for any “Prohibited Artificial Intelligence Practices” (as described in Article 5 of the European Union’s Artificial Intelligence Act); or (y) that is considered “high-risk” (as described in Article 5 of the European Union’s Artificial Intelligence Act). None of the Target Companies has used any “scrapers,” “spiders,” “bots” or other automated Software programs or processes to extract or collect information, data, or content from any social media network or any other third party online source. Section 4.14(i) of the Company Disclosure Letter sets forth a true, complete, and accurate list of all third-party data used to train, teach, or improve any AI/ML that is material to the development of any Owned Intellectual Property or the ongoing operation or improvement of any Owned Intellectual Property (“Third-Party Datasets”). The Target Companies have complied with all license terms applicable to, and obtained all necessary rights and paid all necessary payment required for, such Third-Party Datasets.

(j)          The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of material Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would

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have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

Section 4.15        Taxes and Returns.

(a)         Except in each case as set forth on Section 4.15 of the Company Disclosure Letter:

(i)          Each Target Company (i) has or will have timely filed, or caused to be timely filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are true, accurate and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted by it, whether or not such Taxes are shown as due and payable on any Tax Return. The unpaid Taxes or Tax liabilities of the Target Companies (A) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company Financials in accordance with U.S. GAAP and (B) will not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Target Companies in filing their Tax Returns.

(ii)         There is no Legal Proceeding currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file any Tax Returns or a particular type of Tax Return or pays any Tax or a particular type of Tax that it is or may be subject to such Tax or required to file such Tax Return in that jurisdiction.

(iii)        There are no audits, examinations, investigations or other proceedings pending, or to the Knowledge of the Company, threatened against any Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed claims, deficiencies or assessments against any of them. No Target Company is currently contesting any material Tax liability before any Governmental Authority.

(iv)        There are no Liens with respect to any material Taxes upon any Target Company’s assets, other than Permitted Liens.

(v)         Each Target Company has timely and properly collected or withheld all material amounts of Taxes required to be collected or withheld by it, timely remitted such Taxes to the appropriate Governmental Authorities, and otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(vi)        No Target Company has requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending.

(vii)       No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law), or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv)  any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) any “closing agreement” pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) or any other agreement or arrangement with a Governmental Authority relating to Taxes.

(viii)      No Target Company has participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(ix)        No Target Company has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than a group the common parent of which is the Company). No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company)

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(i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of U.S. state or local Tax Law) or under any other applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding agreements solely among the Target Companies and customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period (or portion thereof) following the Closing Date.

(x)         No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request pending or outstanding.

(xi)        No Target Company has ever had a permanent establishment, office, branch, fixed place of business or other taxable presence in any country other than its jurisdiction of formation, and has not otherwise engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(xii)       No Target Company has ever been a party to any transaction that was purported or intended to be treated as a distribution of stock qualifying, in whole or in part, for tax-free treatment under Section 355 of the Code (or any corresponding or similar provision of U.S. state or local Tax Law).

(b)         The Company is, and has at all times since its formation been, classified as a C corporation for U.S. federal, state and local income tax purposes. The U.S. federal income tax classification of each of the Company’s Subsidiaries is as set forth on Section 4.15 of the Company Disclosure Letter.

(c)         No Target Company has knowingly taken or failed to take (or agreed to take or not take) any action, nor is aware of any fact or circumstance, where such action, failure to act, fact or circumstance would reasonably be expected to prevent or impede the Domestication, the Sponsor Share Conversion or the Merger from qualifying for their respective Intended Tax Treatments.

Section 4.16        Real Property.

(a)         The Target Companies do not own any real property.

(b)         Section 4.16(b) of the Company Disclosure Letter contains a true, correct and complete list as of the date of this Agreement of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of such Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). To the Knowledge of the Company, the Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole. No Target Company has exercised, nor has any Target Company received written notice of any other parties exercise of, any termination rights with respect to any Company Real Property Lease.

Section 4.17        Personal Property. Except as set forth on Section 4.17 of the Company Disclosure Letter, the Target Companies own and have good and marketable title to, or a valid leasehold interest in or right to use, their respective material tangible and intangible assets and personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible and intangible assets and personal property of the Target Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Target Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted; and (B) have been

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maintained in accordance with generally accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Target Companies, taken as a whole.

Section 4.18        Employee Matters.

(a)         The Target Companies are not and have never been a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of such Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. In the past three (3) years, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Section 4.18(a) of the Company Disclosure Letter sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between the Target Companies and Persons employed by or providing services as independent contractors to the Target Companies.

(b)         Except as set forth on Section 4.18(b) of the Company Disclosure Letter, the Target Companies are and have been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not received written or, to the Knowledge of the Company, oral notice that there is any pending Legal Proceeding involving unfair labor practices against the Target Company. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Target Companies brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)         In the past three (3) years, the Target Companies have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations. The Target Companies have not engaged in layoffs or furloughs or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, in the three (3) years prior to the date of this Agreement.

(d)         In the past three (3) years, (i) no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the Knowledge of the Company, threatened to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Target Company, and (ii) the Target Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other key employee.

Section 4.19        Company Benefit Plans.

(a)         Set forth on Section 4.19(a) of the Company Disclosure Letter is a true and complete list of each material Company Benefit Plan. With respect to each Company Benefit Plan, all contributions that are due have been made or, to the extent not yet due, are properly accrued in accordance with GAAP on the Company Financials.

(b)         Each Company Benefit Plan is and has been operated, administered, maintained, and funded at all times in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter from the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter upon which the Target Company is entitled to rely) or (ii) the Target Company has requested an initial favorable IRS determination of qualification

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and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no event has occurred or circumstance exists which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c)         With respect to each Company Benefit Plan required to be listed on Section 4.19(a) of the Company Disclosure Letter, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plans (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan descriptions and material modifications thereto; (iii) the most recent Form 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent determination letter (or opinion letter) received from the IRS, if any; (vi) the most recent actuarial valuation; and (vii) all material communications with any Governmental Authority within the last three (3) years.

(d)         With respect to each Company Benefit Plan: (i) no Legal Proceeding is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration and administrative appeals of denied claims); (ii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (iii) all contributions and premiums that are due prior to the date hereof have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials in accordance with GAAP.

(e)         Neither any Target Company nor any ERISA Affiliate currently maintains, or within the preceding six (6) years has maintained or contributed to, a Company Benefit Plan which is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and the Target Companies have not incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred.

(f)          Except as set forth on Section 4.19(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, officer or other service provider of the Target Companies to any severance pay or increase in severance pay or any other compensation payable by the Target Companies, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such employee, officer or other individual service provider by the Target Companies,(iii) directly or indirectly cause the Target Companies to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (iv) otherwise give rise to any material liability under any Company Benefit Plan. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g)         Except to the extent required by Section 4980B of the Code or similar state Law, the Target Companies do not provide health or welfare benefits to any former or retired employee and are not obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(h)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance, and is in documentary compliance, in all respects with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder.

(i)          Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material Liability to the Target Companies, the Purchaser, or any of their Affiliates, other than ordinary administration expenses typically incurred in a termination event.

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Section 4.20        Environmental Matters. Except as set forth in Section 4.20 of the Company Disclosure Letter:

(a)         Each Target Company is in compliance in all material respects with all applicable Environmental Laws.

(b)         No material Legal Proceeding is pending or, to the Company’s Knowledge, threatened with respect to the Target Companies’ compliance with or liability under Environmental Laws, and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to form the basis of such a material Legal Proceeding.

(c)         No Target Company is the subject of any outstanding Order of any Governmental Authority relating to (i) any material non-compliance by such Target Company with Environmental Laws, (ii) any Remedial Legal Proceeding, or (iii) the Release or threatened Release of a Hazardous Material.

(d)         To the Company’s knowledge, there has been no material release of any Hazardous Material by the Target Companies (i) at, in, on or under any property underlying Company Real Property Leases or in connection with the Company’s or its Subsidiaries’ respective operations of the property underlying Company Real Property Leases or (ii) at, in, on or under any property formerly owned or underlying Company Real Property Leases during the time that the Company or any of its Subsidiaries owned or leased such property or at any other location where Hazardous Materials generated by the Target Companies have been transported to, sent, placed or disposed of in a quantity or manner requiring reporting, investigation, remediation, monitoring or other response action by the Target Companies pursuant to applicable Environmental Laws.

(e)         To the Knowledge of the Company, there is no investigation of the business, operations, or currently or formerly owned, operated, or leased property of a Target Company pending or threatened in writing that could lead to the imposition of any material Liens (other than Permitted Liens) under any Environmental Law or material Environmental Liabilities.

(f)          To the Knowledge of the Company, no Target Company has disposed of or released any Hazardous Material at, on or under any facility currently or formerly owned or operated by any of the Target Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material liability of the Target Companies for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under any Environmental Laws

(g)         The Company has provided to the Purchaser all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Target Companies with respect to compliance or liabilities under Environmental Law.

Section 4.21        Transactions with Related Persons. Except as set forth on Section 4.21 of the Company Disclosure Letter, and except for in the case of any employee, officer or director, of any employment Contract or Company Benefit Plans made in the ordinary course of business consistent with past practice, no Target Company is a party to any transaction or Contract with any (a) present or former executive officer or director of any of the Target Companies, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Target Companies or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing; provided that in each case of the foregoing, excluding any transaction or Contract between or among the Company’s Subsidiaries or between or among the Company and any of its Subsidiaries. To the Knowledge of the Company, no Related Person or any Affiliate of a Related Person has, directly or indirectly, a material economic interest in any Contract with any of the Target Companies (other than such Contracts that relate to any such Person’s ownership of the equity interests of any Target Company as set forth on Section 4.03(a) of the Company Disclosure Letter or such Person’s employment or consulting arrangements with the Target Companies).

Section 4.22        Insurance.

(a)         Section 4.22(a) of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the business of any Target Company (by policy number, insurer, coverage

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period, coverage amount, annual premium and type of policy). As of the date hereof, all premiums due and payable under all such insurance policies have been paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy is legal, valid and binding, and is enforceable and in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company has any self-insurance or co-insurance programs. In the past three (3) years, no Target Company has received any written notice from, or on behalf of, any insurance carrier relating to or involving any adverse material change, notice of cancellation or termination, any change other than in the ordinary course of business in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)         Section 4.22(b) of the Company Disclosure Letter identifies each individual insurance claim in excess of $500,000 made by a Target Company in the past three (3) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer has denied coverage.

Section 4.23        Top Customers and Suppliers.

(a)         Section 4.23(a) of the Company Disclosure Letter lists as of the date of this Agreement, by aggregate dollar value of the Target Companies business’ transaction volume with such counterparty, as applicable, for each of (i) the twelve (12) months ended on December 31, 2024 and (ii) the twelve (12) months ended on December 31, 2023, the three (3) largest customers of the Target Companies, taken as a whole (the “Top Customers”). To the Knowledge of the Company, as of the date hereof, no such Top Customer has provided written notice to the Target Companies (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole, or (ii) that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Customer. To the Knowledge of the Company, as of the date hereof, no Top Customer has asserted or threatened in writing a force majeure event or provided written notice of an anticipated inability to perform, in whole or in part, its obligations with respect to a material Contract as a result of or arising out of the COVID-19 pandemic.

(b)         Section 4.23(b) of the Company Disclosure Letter lists as of the date of this Agreement, by aggregate dollar value of the Target Companies’ business’ transaction volume with such counterparty, as applicable, for each of (i) the twelve (12) months ended on December 31, 2024 and (ii) the twelve (12) months ended on December 31, 2023, the ten (10) largest suppliers or manufacturers of goods or services to the Target Companies, taken as a whole (the “Top Suppliers”). To the Knowledge of the Company, as of the date hereof, no such Top Supplier has provided written notice to the Target Companies (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole, or (ii) that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Supplier. To the Knowledge of the Company, as of the date hereof, no Top Supplier has asserted or threatened in writing a force majeure event or provided written notice of an anticipated inability to perform, in whole or in part, its obligations with respect to a material Contract as a result of or arising out of the COVID-19 pandemic.

(c)         Except as set forth on Section 4.23(a) of the Company Disclosure Letter and Section 4.23(b) of the Company Disclosure Letter, none of the Top Customers or Top Suppliers has, as of the date of this Agreement, notified any Target Companies in writing that it is in a material dispute with the Target Companies or their respective businesses.

Section 4.24        Certain Business Practices.

(a)         To the Company’s Knowledge, no Target Company, nor any of their respective Representatives acting on their behalf has offered, given, paid, promised to pay, or authorized the payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; or (iii) a candidate for foreign or domestic political office, in any such case under circumstances where such Target Company or Representative thereof knew that all or a portion of such thing of value would be offered, given, or promised to an official or employee or a foreign or domestic

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Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office (in each case in violation of any Anti-Bribery Law). To the Company’s Knowledge, no Target Company nor any Representative of any Target Company has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law or Anti-Money Laundering Law. To the Company’s Knowledge, no Target Company nor any Representative of any Target Company has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law or Anti-Money Laundering Law. To the Company’s Knowledge, there are no actions, conditions, or circumstances that would reasonably be expected to give rise to any future Actions against the Company related to any actual or alleged violation of any Anti-Bribery Law or Anti-Money Laundering Law. Each of the Target Companies has conducted operations in material compliance with all applicable financial recordkeeping and reporting requirements of the Anti-Bribery Laws and Anti-Money Laundering Laws.

(b)         The operations of each Target Company are and since April 24, 2019 have been conducted at all times in compliance with economic sanctions, export controls, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c)         No Target Company nor any of their respective directors, officers or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company, is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the SDN List) (ii) otherwise the subject or target of any U.S. sanctions administered by the U.S. government, (iii) located, organized, or resident in a Sanctioned Jurisdiction; or (iv) owned, directly or indirectly, individually or in the aggregate, fifty percent (50%) or more or otherwise controlled by any of the foregoing.

(d)         The Target Companies have since April 24, 2019 maintained in place and implemented controls and systems designed to ensure compliance with economic sanctions and export controls administered and maintained by the U.S. government.

(e)         No Target Company has since April 24, 2019, directly or indirectly, knowingly used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (x) of any Person currently the subject or target of U.S. sanctions administered by the U.S. government, or (y) in any other manner that would constitute a violation of, any U.S. sanctions administered by U.S. government.

Section 4.25        Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 4.26        Finders and Brokers. Except as reflected on Section 4.26 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which any Target Company would be liable in connection with the Transactions based upon arrangements made by any Target Company or any of their Affiliates.

Section 4.27        Independent Investigation. The Target Companies have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser and Merger Sub, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser and Merger Sub for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser and Merger Sub set forth in Agreement (including the related portions of the Purchaser Disclosure Letter) and in any certificate delivered to the Company pursuant hereto; and (b) none of the Purchaser, Merger Sub or any of their respective Representatives have made any representation or warranty as to the Purchaser or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) or in any certificate delivered to the Company pursuant hereto.

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Section 4.28        Information Supplied None of the information supplied or to be supplied by the Target Companies expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents or in the Proxy Statement/Registration Statement or (ii) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases of prospectus filed under Rule 425 of the Securities Act in connection to the transactions contemplated by this Agreement or any Ancillary Documents shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Target Companies make no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser, Merger Sub or their respective Affiliates.

Section 4.29        No Additional Representations or Warranties. Except as provided in this Article IV, none of the Target Companies nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Purchaser, Merger Sub or their respective Affiliates or any other Person and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Purchaser, Merger Sub or their respective Affiliates or any other Person.

Article V

Representations and Warranties of the Purchaser and Merger Sub

Except as set forth in (i) any Purchaser SEC Reports filed or submitted on or prior to the date hereof, or (ii) in the disclosure letter delivered by the Purchaser to the Company (the “Purchaser Disclosure Letter”) on the date of this Agreement, the Purchaser and Merger Sub represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

Section 5.01        Organization and Standing.

(a)         The Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

(b)         Merger Sub is a corporation duly formed, validly existing and in good standing under the Laws of Delaware. Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents as currently in effect. Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

Section 5.02        Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Purchaser Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions (a) have been duly and validly authorized by the boards of directors (or equivalent governing body) of the Purchaser and Merger Sub, and (b) other than the Purchaser Shareholder Approval, no other corporate proceedings on the part of the Purchaser or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it

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is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Purchaser or Merger Sub are a party shall be when delivered, duly and validly executed and delivered by the Purchaser or Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser or Merger Sub, as applicable, enforceable against the Purchaser or Merger Sub, as applicable, in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

Section 5.03        Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority, on the part of the Purchaser or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser or Merger Sub of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.04        Non-Contravention. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution and delivery by each of the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, and compliance by the Purchaser and Merger Sub with any of the provisions hereof and thereof, do not and will not (a) conflict with or violate any provision of their respective Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.03 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or Merger Sub or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser or Merger Sub under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.05        Capitalization.

(a)         As of the date of this Agreement, the authorized share capital of Purchaser is $55,500 divided into (i) 500,000,000 Purchaser Class A Ordinary Shares, 25,425,000 of which are issued and outstanding, (ii) 50,000,000 Purchaser Class B Ordinary Shares, of which 8,333,333 shares are issued and outstanding, and (iii) 5,000,000 Purchaser Preference Shares, of which no shares are issued and outstanding. All outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Ordinary Shares have been issued in violation of any applicable securities Laws.

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(b)         Subject to the terms and conditions of the Rights Agreement, (i) in connection with the Domestication, each Cayman Purchaser Right shall convert automatically, on a one-for-one basis, into a Domesticated Purchaser Right, and (ii) at the Effective Time, each Domesticated Purchaser Right will be converted into one-tenth of one share of Domesticated Purchaser Common Stock, provided that any fractional shares of Domesticated Purchaser Common Stock to be issued in connection with such conversion will be rounded down to the nearest whole share. As of the date of this Agreement, 25,425,000 Cayman Purchaser Rights, consisting of 25,000,000 Purchaser Public Rights and 425,000 Purchaser Private Placement Rights, are issued and outstanding. All outstanding Cayman Purchaser Rights are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Cayman Purchaser Rights have been issued in violation of any applicable securities Laws.

(c)         Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Section 5.05(c) of the Purchaser Disclosure Letter, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of Purchaser.

(d)         All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Section 5.05(d) of the Purchaser Disclosure Letter. No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e)         Since the date of incorporation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

(f)          Purchaser owns all of the membership interests in Merger Sub. No other common stock or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding membership interests of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any of its membership interests or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 5.06        SEC Filings and Purchaser Financials; Internal Controls.

(a)         The Purchaser has, since the IPO, filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Purchaser SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents (except for the Proxy Statement/Registration Statement and any other forms, reports, schedules, statements and other documents filed or furnished with respect to the transactions contemplated by this Agreement or any Ancillary Documents) required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Purchaser SEC Reports”). All of the Purchaser SEC Reports, Additional Purchaser SEC Reports, any correspondence from or to the SEC or the Nasdaq Stock Market (“Nasdaq”) (other than such correspondence in connection with the IPO of the Purchaser) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction.

(b)         The Purchaser SEC Reports were, and the Additional Purchaser SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Purchaser SEC Reports did not, and the Additional

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Purchaser SEC Reports will not, at the time they were or are filed (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each director and executive officer of Purchaser has filed with the SEC on a timely basis all statements required with respect to Purchaser by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The Public Certifications are, or will be, each true and correct as of their respective dates of filing. As used in this Section 5.06, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

(c)         The financial statements and notes contained or incorporated by reference in the Purchaser SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(d)         The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports. No financial statements other than those of the Purchaser are required by GAAP to be included in the consolidated financial statements of the Purchaser.

(e)         The issued and outstanding Cayman Purchaser Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BACQU.” The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BACQ.” The issued and outstanding Purchaser Public Rights are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BACQR.” The Purchaser is a listed company in good standing with Nasdaq. There is no action or proceeding pending or, to the Knowledge of the Purchaser, threatened in writing against the Purchaser by Nasdaq or the SEC with respect to any intention by such entity to deregister the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or the Purchaser Public Rights or terminate the listing of the Purchaser on Nasdaq. Except in connection with the transactions contemplated by this Agreement or any of the Ancillary Documents, none of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or Purchaser Public Rights under the Exchange Act.

(f)          Except as not required in reliance on exemptions from various reporting requirements by virtue of Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Purchaser’s principal executive officer and principal financial officer to material information required to be included in Purchaser’s periodic reports required under the Exchange Act. Since the consummation of the IPO, Purchaser has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of the financial statements included in the Purchaser SEC Reports for external purposes in accordance with GAAP.

Section 5.07        Absence of Certain Changes. As of the date of this Agreement, the Purchaser has, since the date of its incorporation, (a) conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, and (b) not been subject to a Purchaser Material Adverse Effect. Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

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Section 5.08        Undisclosed Liabilities. Except for any fees and expenses payable by Purchaser as a result of or in connection with the consummation of the Transactions, there is no liability, debt or obligation of or claim or judgment against Purchaser (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in the Purchaser SEC Reports, (ii) that have arisen since the date of the most recent balance sheet included in the Purchaser SEC Reports in the ordinary course of business of Purchaser, (iii) incurred in connection with the Transactions or (iv) which would not be, or would not reasonably be expected to be, material to Purchaser. Merger Sub has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the ancillary agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

Section 5.09        Compliance with Laws. Each of the Purchaser and Merger Sub is, and has since its incorporation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to be material to the Purchaser or Merger Sub, and neither the Purchaser nor Merger Sub has received written notice alleging any violation of applicable Law in any material respect by the Purchaser or Merger Sub.

Section 5.10        Legal Proceedings; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Legal Proceeding to which the Purchaser or Merger Sub is subject which would reasonably be expected to have a Purchaser Material Adverse Effect or that would have a material adverse effect on the ability of the Purchaser to enter into and perform its obligations under this Agreement and consummate the Transactions. There is no material Legal Proceeding that the Purchaser or Merger Sub has pending against any other Person. Neither the Purchaser, nor Merger Sub, is subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Each of the Purchaser and Merger Sub holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.11        Taxes and Returns.

(i)          The Purchaser (i) has timely filed, or caused to be timely filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are true, accurate and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted, whether or not such Taxes are shown as due and payable on any Tax Return.

(ii)         There is no Legal Proceeding currently pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by a Governmental Authority in a jurisdiction where Purchaser does not file any Tax Returns or a particular type of Tax Return or pays any Tax or a particular type of Tax that it is or may be subject to such Tax or required to file such Tax Return in that jurisdiction.

(iii)        There are no audits, examinations, investigations or other proceedings pending, or to the Knowledge of the Purchaser, threatened against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims, deficiencies or assessments against the Purchaser. Purchaser is not currently contesting any material Tax liability before any Governmental Authority.

(iv)        There are no Liens with respect to any material Taxes upon any of the Purchaser’s assets, other than Permitted Liens.

(v)         The Purchaser has timely and properly collected or withheld all material amounts of Taxes required to be collected or withheld by it, timely remitted such Taxes to the appropriate Governmental Authorities, and otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(vi)        The Purchaser has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending.
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(vii)       The Purchaser will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) any “closing agreement” pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) or any other agreement or arrangement with a Governmental Authority relating to Taxes.

(viii)      The Purchaser has not participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(ix)        The Purchaser has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes. The Purchaser does not have any Liability or potential Liability for the Taxes of another Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of U.S. state or local Tax Law) or under any other applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Purchaser is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Purchaser with respect to any period (or portion thereof) following the Closing Date.

(x)         The Purchaser has not requested, and is not the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request pending or outstanding.

(b)         The Purchaser is, and has at all times since its formation been, classified as a C corporation for U.S. federal, state and local income tax purposes.

(c)         The Purchaser has not knowingly taken or failed to take (or agreed to take or not take) any action, nor is it aware of any fact or circumstance, where such action, failure to act, fact or circumstance would reasonably be expected to prevent or impede the Domestication, the Sponsor Share Conversion or the Merger from qualifying for their respective Intended Tax Treatments.

Section 5.12        Properties. Neither the Purchaser, nor Merger Sub, owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. Neither the Purchaser, nor Merger Sub own or lease any material real property or material Personal Property (except for the Purchaser’s ownership of the Merger Sub membership interests).

Section 5.13        Investment Company Act. To the Purchaser’s Knowledge, the Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 5.14        Trust Account. As of the date of this Agreement, Purchaser has at least $250,000,000 in the Trust Account, such monies held in cash or invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of October 31, 2024, between Purchaser and Continental, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Purchaser SEC Reports to be inaccurate or that would entitle any Person (other than Purchaser Shareholders who shall have properly elected to redeem their Purchaser Class A Ordinary Shares pursuant to Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any

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portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments (a) to the Purchaser’s public shareholders with respect to the redemption of Purchaser Class A Ordinary Shares properly submitted in connection with a shareholder vote on a proposed Business Combination but only in the event that the applicable Business Combination is approved and consummated (or as otherwise approved by the Purchaser’s shareholders by amendment to the Purchaser’s Organizational Documents) and subject to the limitations contained in the Purchaser’s Organizational Documents; (b) to the Purchaser’s public shareholders who elect to have their Purchaser Class A Ordinary Shares repurchased by means of a tender offer subject to the provisions contained in the Purchaser’s Organizational Documents; (c) to the Purchaser’s public shareholders if any amendments is made to the Purchaser’s Organizational Documents to (i) modify the substance or timing of Purchaser’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Purchaser Class A Ordinary Shares if it has not consummated an initial business combination by the deadline set forth in the Purchaser’s Organizational Documents or (ii) with respect to any other material provisions related to shareholders’ rights or pre-initial business combination activity, upon effectiveness of any such amendment, or (d) to the Purchaser’s public shareholders if Purchaser fails to consummate a Business Combination by the deadline set forth in the Purchaser’s Organizational Documents, and subject to extension by amendment to Purchaser’s Organizational Documents, including interest earned on the amounts held in the Trust Account (which interest shall be net of any taxes payable and up to $100,000 of interest to pay dissolution expenses), and (e) to Purchaser after or concurrently with the consummation of a Business Combination. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Purchaser and is in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Exceptions. There are no claims or proceedings pending or, to the Knowledge of Purchaser, threatened with respect to the Trust Account. Purchaser has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of Purchaser to dissolve or liquidate pursuant to Purchaser’s Organizational Documents shall terminate, and as of the Closing, Purchaser shall have no obligation whatsoever pursuant to Purchaser’s Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the Transactions. To Purchaser’s Knowledge, as of the date hereof, following the Closing, no Purchaser Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising their option to redeem Domesticated Purchaser Common Stock in connection with the Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Purchaser on the Closing Date.

Section 5.15        Finders and Brokers. Except as reflected on Section 5.15 of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which the Purchaser or Merger Sub would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by the Purchaser or any of their Affiliates.

Section 5.16        Certain Business Practices.

(a)         To the Knowledge of the Purchaser, none of the Purchaser, Merger Sub or any of their Representatives acting on behalf of the Purchaser or Merger Sub, has offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances the Purchaser, Merger Sub or the Representative thereof knew that all or a portion of such thing of value would be offered, given, paid, or promised to an official of employee of a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office, in each case in violation of any Anti-Bribery Laws. To the Knowledge of the Purchaser, none of the Purchaser, Merger Sub or any Representative thereof has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. To the Knowledge of the Purchaser, none of the Purchaser, Merger Sub or any Representative thereof has received any written notice, request, or citation from any

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Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Laws. The Purchaser has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b)         The operations of the Purchaser and Merger Sub are and since April 24, 2019 have been conducted at all times in material compliance with economic sanctions, export controls, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving the Purchaser or Merger Sub with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c)         None of the Purchaser, Merger Sub or any of their respective directors or officers nor, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser or Merger Sub is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”)), (ii) otherwise the subject or target of any U.S. sanctions administered by OFAC, (iii) located, organized or resident in any country or territory that is the subject of comprehensive economic sanctions maintained by OFAC (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”), or (iv) owned, directly or indirectly, individually or in the aggregate, 50% or more or otherwise controlled by any of the foregoing.

Section 5.17        Insurance. Section 5.17 of the Purchaser Disclosure Letter lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or Merger Sub or relating to the Purchaser or Merger Sub or their business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser and Merger Sub are otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser or Merger Sub. Each of the Purchaser and Merger Sub has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Purchaser Material Adverse Effect.

Section 5.18        Information Supplied. None of the information supplied or to be supplied by, or on behalf of, Purchaser or Merger Sub expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or in the Proxy Statement/Registration Statement or (ii) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases or prospectuses filed under Rule 425 of the Securities Act in connection to the Transactions shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Purchaser and Merger Sub make no representations, warranties or covenants with respect to any information supplied by or on behalf of the Target Companies or their respective Affiliates.

Section 5.19        Independent Investigation. The Purchaser and Merger Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser and Merger Sub acknowledge and agree that: (a) in making their decision to enter into this Agreement and to consummate the Transactions, they have relied solely upon their own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions

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of the Company Disclosure Letter) and in any certificate delivered to Purchaser or Merger Sub pursuant hereto, and the information provided by or on behalf of the Target Companies for the Registration Statement; and (b) neither the Company, nor its Representatives have made any representation or warranty as to Target Companies, or this Agreement, except as expressly set forth in Article IV (including the related portions of the Company Disclosure Letter) or in any certificate delivered to Purchaser or Merger Sub pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

Section 5.20        No Additional Representation or Warranties. Except as provided in this Article V, none of the Purchaser, Merger Sub, any their respective Affiliates, or any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Target Companies or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Target Companies or their Affiliates. Without limiting the foregoing, the Company acknowledges that the Target Companies or their advisors, have made their own investigation of the Purchaser and Merger Sub and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Purchaser and Merger Sub, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Purchaser and Merger Sub as conducted after the Closing, or as contained in any materials provided by the Purchaser or Merger Sub or any of their respective Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

Article VI

Covenants

Section 6.01        Access and Information; Cooperation. (a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing (the “Interim Period”), subject to Section 6.17, the Company shall give, and shall cause the Target Companies and its and their respective Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Target Companies as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Target Companies’ Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to Purchaser or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and Purchaser or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto. For the avoidance of doubt, the Company shall not be obligated under this Section 6.01(a) to permit Purchaser or any of its Representatives to conduct any invasive, intrusive or subsurface sampling or testing of any media at the properties of any of the Target Companies.

(b)         During the Interim Period, subject to Section 6.17, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Purchaser’s

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Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Purchaser is subject, (B) violate any legally-binding obligation of the Purchaser with respect to confidentiality, non-disclosure or privacy or (C) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (C), the Purchaser shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Purchaser, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

(c)         During the Interim Period, each of the Company and the Purchaser shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the transactions contemplated by this Agreement (including, in connection with the PIPE Investment), including, (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser, or their respective Representatives.

Section 6.02        Conduct of Business of the Company.

(a)         During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures), as set forth on Section 6.02 of the Company Disclosure Letter or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, (i) conduct its and their respective businesses, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations.

(b)         Without limiting the generality of Section 6.02(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Section 6.02(b) of the Company Disclosure Letter, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i)          amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii)         authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except as required by existing Company Benefits Plans or any Contract (including any warrant or option award) outstanding as of the date hereof which has been disclosed in writing to the Purchaser;

(iii)        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

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(iv)        allow the aggregate Indebtedness of the Target Companies to exceed an amount equal to the sum of $1,000,000 plus the aggregate amount of Indebtedness of the Target Companies as reflected on the most recent Audited Financial Statements (as defined below);

(v)         except as otherwise required by Law, or Company Benefit Plans in effect as of the date hereof, (i) grant any severance, retention, change in control or termination or similar pay, (ii) terminate, adopt, enter into or materially amend or grant any new awards (including, for the avoidance of doubt, any equity or equity-based awards) under any Company Benefit Plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Company Benefit Plan if in effect as of the date hereof, (iii) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for such increases to any such individuals who are not directors or officers of the Target Companies made in the ordinary course of business consistent with past practice, (iv) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, (v) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, other than in the ordinary course of business consistent with past practice, (vi) terminate the employment or engagement, other than for cause, death or disability, of any employee or independent contractor with an annual base compensation in excess of $250,000, (vii) waive any restrictive covenants applying to any current or former employee or independent contractor, or (viii) plan, announce, implement, or effect the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of the Target Companies (other than individual employee terminations permitted under prong (vi) of this Section 6.02(b)(v));

(vi)        enter into or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Target Company as the bargaining representative for any employees of the Target Company;

(vii)        (A) make, change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes, (C) file any amended Income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of material amounts of Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Income Taxes or other material Taxes may be issued or in respect of any Income Tax or other material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Target Companies, (G) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any Governmental Authority or (H) enter into any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement or arrangement (excluding customary commercial Contracts the primary purpose of which is not the sharing of Taxes) with respect to Taxes;

(viii)      knowingly take or agree to take any action, or knowingly fail to take or agree to fail to take any action, where such action or failure to act would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments;

(ix)        transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Target Company in or to any Owned Intellectual Property material to any of the businesses of the Target Companies (other than non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business or abandoning, allowing to lapse or otherwise disposing of Owned Intellectual Property registrations or applications that the Target Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of), or otherwise materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP (excluding non-exclusive licenses of Company IP granted to a Target Company’s customers, resellers, vendors, or service providers, in the ordinary course of business consistent with past practice), or disclose, divulge, furnish to or make accessible to any Person who has not entered into a confidentiality agreement sufficiently protecting the confidentiality thereof any material Trade Secrets constituting Owned Intellectual Property, or include, incorporate or embed in, link to, combine, make available or distribute with, or use in the development, operation, delivery or provision of any Company Software any open source Software in a manner that requires any Target Company to take a Copyleft Action;

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(x)         fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xi)        terminate or assign any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice or novations of Government Contracts that are required in connection with the Transactions contemplated by this Agreement;

(xii)       establish any Subsidiary or enter into any new line of business;

(xiii)      fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to the Target Companies, taken as a whole, any material insurance policy insuring the Target Companies;

(xiv)      make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

(xv)       waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $500,000 (individually or in the aggregate);

(xvi)      effect any layoff or other personnel reduction at any of its facilities resulting in a layoff or reduction of twenty percent (20%) or more of the Target Companies’ personnel;

(xvii)     acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice, except pursuant to any Contract in existence as of the date hereof which has been disclosed in writing to the Purchaser;

(xviii)    make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $500,000 (individually for any project) or $2,500,000 in the aggregate;

(xix)      adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(xx)       voluntarily incur Liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan, in any case, outside of the ordinary course of business, taking into account the anticipated growth in the Target Companies’ businesses;

(xxi)      sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xxii)     enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of the Company, other than the Seller Voting and Support Agreements;

(xxiii)    take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement or that would impede the Transactions;

(xxiv)    enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

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(xxv)     (i) limit the right of any Target Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Target Companies; or

(xxvi)    authorize or agree to do any of the foregoing actions.

Section 6.03        Conduct of Business of the Purchaser.

(a)         During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as set forth on Section 6.03(a) of the Purchaser Disclosure Letter or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall, and shall cause Merger Sub to, (i) conduct its business, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to it and its businesses, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations. Notwithstanding anything to the contrary in this Section 6.03, nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), by way of an amendment to the Purchaser’s Organizational Documents, or making any payments to the Trust Account in connection therewith, and no consent of any other Party shall be required in connection therewith.

(b)         Without limiting the generality of Section 6.03(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by the PIPE Investment), as required by applicable Law or as set forth on Section 6.03(b) of the Purchaser Disclosure Letter, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause Merger Sub not to:

(i)          amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law (other than in relation to an Extension, as described in Section 6.03(a));

(ii)         authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities other than the Redemption or a conversion of the Purchaser Class B Ordinary Shares in accordance with the Purchaser’s Organizational Documents;

(iv)        incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.03(b)(a)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including the PIPE Investment and the costs and expenses necessary for an Extension, up to aggregate additional Indebtedness during the Interim Period of $1,000,000));

(v)         (A) make, change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes, (C) file any amended Income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of material amounts of Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Income Taxes or other material Taxes may be issued or in respect of any Income Tax or other material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to Purchaser, (G) enter into

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any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any Governmental Authority or (H) enter into any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement or arrangement (excluding customary commercial Contracts the primary purpose of which is not the sharing of Taxes) with respect to Taxes;

(vi)        knowingly take or agree to take any action, or knowingly fail to take or agree to fail to take any action, where such action or failure to act could reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments;

(vii)       amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(viii)      terminate, waive or assign any material right under any material Contract of Purchaser;

(ix)        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)         establish any Subsidiary or enter into any new line of business;

(xi)        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii)       make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

(xiii)      waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $500,000 (individually or in the aggregate);

(xiv)      acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xv)       make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any expenses);

(xvi)      adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii)     voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.03 during the Interim Period;

(xviii)    sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xix)      take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xx)       grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Purchaser; or

(xxi)      authorize or agree to do any of the foregoing actions.

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Section 6.04        Annual and Interim Financial Statements.

(a)         To the extent not already delivered, as soon as reasonably practicable following the date of this Agreement (and in any event by October 15, 2025), the Company shall deliver to the Purchaser audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the years ended December 31, 2024 and December 31, 2023, together with the auditor’s reports thereon, audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards and which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “Audited Financial Statements”); provided, that upon delivery of such Audited Financial Statements, such financial statements shall be deemed “Company Financials” for the purposes of this Agreement and the representation and warranties set forth in Section 4.06 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement; provided further that there shall be no material changes between the Draft Financial Statements and (i) the Audited Financial Statements; (ii) all other audited and unaudited financial statements of the Company and any company or business units acquired by it, as applicable, required under the rules and regulations of the SEC to be included in the Proxy Statement/Registration Statement and/or the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement (including pro forma financial information); (iii) all selected financial data of the Company provided for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement; and (iv) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC as necessary for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement (including pro forma financial information).

(b)         As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to the Purchaser unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the six-month periods ending June 30, 2025 and 2024, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated 1H Financial Statements”) and as soon as reasonably practicable, the Company shall deliver to the Purchaser any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the Proxy Statement/Registration Statement; provided, that upon delivery of such Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies, the representation and warranties set forth in Section 4.06 shall be deemed to apply to the Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Section 6.05        Purchaser Public Filings. During the Interim Period, the Purchaser will keep current all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Class A Ordinary Shares and the Purchaser Public Rights on Nasdaq; provided, that the Parties acknowledge and agree that (i) if Purchaser fails to timely file any public filing with the SEC, such failure shall not be a breach of this Section 6.05 provided such public filing is made before the effectiveness of the Registration Statement or the earlier termination of this Agreement pursuant to Section 8.01(e) (even though such filing is late) and such late filing does not have a material adverse impact on the consummation of the Transactions and (ii) from and after the Closing, the Parties intend to list on Nasdaq only the Domesticated Purchaser Common Stock.

Section 6.06        No Solicitation. (a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal (whether written or oral), from any Person or group at any time relating to an Alternative Transaction (other than the Purchaser and the Sponsor or their respective Representatives), and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction or a series of transactions (other than the transactions contemplated by this Agreement) concerning the sale (whether directly or indirectly) of (x) all or any part of the business or assets of the Target Companies, (y) any of the shares or other equity interests of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, or (z) a merger, consolidation, share

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exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of the Target Companies and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser or any of its Affiliates.

(b)         During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Alternative Transaction or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.

(c)         Each Party shall notify the others as promptly as practicable (and in any event within two (2) Business Days) in writing of the receipt by such Party or any of its Representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

Section 6.07        No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not, it shall cause its Subsidiaries not to, and it shall instruct its other Affiliates and Representatives not to, purchase or sell any securities of the Purchaser (unless otherwise explicitly contemplated in this Agreement), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 6.08        Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or (c) becomes aware of the commencement or threat, in writing, of any Legal Proceeding against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. In the event that any

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litigation related to this Agreement, any Ancillary Documents or the transactions contemplated hereby or thereby is brought, or, to the knowledge of the Parties, respectively, threatened, against such Party, or the board of directors (or similar governing body) of such Party or its Subsidiaries, respectively, by a third party prior to the Closing, such Party shall promptly notify the other Party of any such litigation and keep the other Party reasonably informed with respect to the status thereof. Each Party shall provide the other Party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the other Party’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.09        Efforts. (a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)         In furtherance and not in limitation of Section 6.09(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (except that any fees or other amounts charged by any Governmental Authorities relating to such filings or applications will be split equally between the Purchaser, on the one hand, and the Target Companies, on the other hand), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c)         As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities any requests for approval, to the extent applicable or required, of the transactions contemplated by this Agreement and shall use their reasonable best efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement

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or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Legal Proceedings so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Legal Proceedings which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d)         Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

Section 6.10        Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice Purchaser shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Purchaser (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to the Purchaser Shareholders pursuant to the Redemption, and (2) pay all remaining amounts then available in the Trust Account to Purchaser for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.11        Tax Matters.

(a)         The Parties hereby agree and acknowledge that, for U.S. federal, and applicable state and local, income Tax purposes, it is intended that the Domestication, the Sponsor Share Conversion and the Merger qualify for their respective Intended Tax Treatments, and that this Agreement constitutes, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder. No Party shall knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action, if such action or failure to act, as the case may be, would reasonably be expected to prevent or impede the Domestication, the Sponsor Share Conversion or the Merger from qualifying for their respective Intended Tax Treatments. If the Company reasonably determines that there is a significant risk that the Merger will not qualify for its respective Intended Tax Treatment, but would reasonably be expected to so qualify if a second-step merger of the Surviving Corporation into a limited liability company disregarded as an entity separate from Purchaser for U.S. federal income tax purposes were consummated, in accordance with Delaware law, as promptly as practicable following the Merger (such second-step merger, the “Second Merger”), the Company shall notify and consult with Purchaser promptly after such determination, and the Company and Purchaser shall work together in good faith and use commercially reasonable efforts to restructure the Transactions to incorporate the Second Merger so that (and to the extent) the Merger and the Second Merger, taken together, qualify for such Intended Tax Treatment. The Parties hereby agree to file all Tax Returns on a basis consistent with the Intended Tax Treatments unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. Each Party agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the qualification of the Domestication, the Sponsor Share Conversion or the Merger for its Intended Tax Treatment by any Governmental Authority.

(b)         Notwithstanding anything to the contrary herein, if the SEC requires that a Tax opinion be prepared and submitted in connection with the Proxy Statement/Registration Statement and any other filings to be made with the SEC in connection with the Transactions, whether as an exhibit to the Proxy Statement/Registration Statement or otherwise, and if such a Tax opinion is being provided by a Tax counsel, the Parties hereto shall, and shall cause their

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Affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such Tax opinion and (ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such Party and such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion; provided, that, notwithstanding anything herein to the contrary, nothing in this Agreement shall require (x) any counsel to the Company or its advisors to provide an opinion with respect to any Tax matters relating to or affecting Merger Sub, the Purchaser or Purchaser Shareholders, including that the Domestication or the Sponsor Share Conversion qualify for their respective Intended Tax Treatments and (y) any counsel to the Purchaser or its advisors to provide an opinion with respect to any Tax matters relating to or affecting the Target Companies or the holders or beneficial owners of equity or other securities of the Target Companies, including that the Merger qualifies for its respective Intended Tax Treatment; provided, further, that neither this provision nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(c)         All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (“Transfer Taxes”) shall be borne and paid by the relevant Target Companies. The Target Companies shall, at their own expense, timely file all necessary Tax Returns or other documentation with respect to such Transfer Taxes and, if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns or other documentation.

(d)         Following the Closing Date, Purchaser shall reasonably cooperate with the shareholders of Purchaser prior to the Closing Date to make available to any such shareholder who so requests information reasonably necessary for such shareholder (or its direct or indirect owners) to compute any income or gain arising (i) if applicable, as a result of Purchaser’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely (A) publicly posting a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) providing information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the transactions contemplated hereby.

Section 6.12        Company Warrants. Prior to the Closing, the Company shall cause the Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) to be amended so that they are capable of allowing for exercise on a cashless basis in connection with the Transactions by their terms.

Section 6.13        Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

Section 6.14        The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a)         Registration Statement and Prospectus.

(i)          As promptly as practicable after the execution of this Agreement and receipt by the Purchaser of the PCAOB Financial Statements, the Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies that are required by applicable Law to be included in the Proxy Statement/Registration Statement, (x) the Purchaser and the Company shall jointly prepare and the Purchaser shall file with the SEC, mutually acceptable materials that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Purchaser Shareholders relating to the Purchaser Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) the Purchaser shall prepare (with the Target Companies’ and their respective Representatives reasonable cooperation) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) (x) the Domesticated Purchaser Units to be issued in exchange for the Cayman Purchaser Units, (y) the Domesticated

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Purchaser Rights to be issued in exchange for the Cayman Purchaser Rights and (z) the shares of Domesticated Purchaser Common Stock to be issued in exchange for (I) the issued and outstanding Purchaser Class A Ordinary Shares in the Domestication and (II) the Domesticated Purchaser Rights at the Effective Time, (B) the shares of Domesticated Purchaser Common Stock that constitute the Aggregate Consideration, (C) the shares of Domesticated Purchaser Series A Preferred Stock that constitute the Convertible Note Consideration, (D) the Domesticated Purchaser Series A Investor Warrants that constitute the Pre-Funded Convertible Note Investor Warrant Consideration, (E) the shares of Domesticated Purchaser Common Stock issuable upon conversion of the Domesticated Purchaser Series A Preferred Stock that constitute the Convertible Note Consideration, (F) the shares of Domesticated Purchaser Common Stock issuable upon exercise of the Domesticated Purchaser Series A Investor Warrants that constitute the Pre-Funded Convertible Note Investor Warrant Consideration, (G) the shares of Domesticated Purchaser Common Stock subject to the Purchaser Options, and (H) the shares of Domesticated Purchaser Common Stock subject to the Purchaser RSUs (if any) (collectively, the “Registration Statement Securities”). The filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement will be split 50/50 by the Purchaser and the Company. Each of the Purchaser and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. The Purchaser also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Target Companies and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of the Purchaser and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of the Purchaser or the Target Companies to any regulatory authority (including the Nasdaq) in connection with the Transactions (the “Offer Documents”).

(ii)         To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Domesticated Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and the Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, the Purchaser shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)        Each of the Purchaser and the Company shall use reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Purchaser Shareholders and at the time of the Purchaser Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

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(iv)        If at any time prior to the Closing any information relating to the Company, the Purchaser or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or the Purchaser, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Purchaser Shareholders.

(b)         Purchaser Shareholder Approval.

(i)          The Purchaser shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Purchaser Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of Purchaser Shareholders (the “Purchaser Shareholders’ Meeting”) in accordance with the Purchaser’s Organizational Documents and applicable Law, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect a Redemption in conjunction with the shareholder vote on the Transaction Proposals. The Purchaser shall, through its board of directors, recommend to the Purchaser Shareholders (A) to approve, as an ordinary resolution, this Agreement and the transactions contemplated hereby or referred to herein, including the Domestication and the Merger, in accordance with applicable Law and exchange rules and regulations, (B) to approve, as a special resolution passed by the holders of the Purchaser Class B Ordinary Shares entitled to vote thereon, the Domestication, (C) to approve, as a special resolution passed by the holders of the Purchaser Class B Ordinary Shares entitled to vote thereon, the adoption of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) to approve, as an ordinary resolution, the issuance of shares of Domesticated Purchaser Common Stock, shares of Domesticated Purchaser Series A Preferred Stock and Domesticated Purchaser Series A Investor Warrants as required by Nasdaq Listing Rule 5635, (E) to approve, as an ordinary resolution, the adoption by the Purchaser of the Purchaser Incentive Award Plan and the Purchaser ESPP (as defined below), (F) to approve, as an ordinary resolution passed by the holders of the Purchaser Class B Ordinary Shares entitled to vote thereon, the appointment of the director nominees in accordance with Section 6.18 of this Agreement, (G) to approve, as an ordinary resolution (or if required by applicable Law, or the Purchaser Organizational Documents as a special resolution), any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (H) to approve, as an ordinary resolution (or if required by applicable Law, or the Purchaser Organizational Documents as a special resolution), any other proposals as reasonably agreed by the Purchaser and the Company to be necessary or appropriate in connection with the Transactions, including but not limited to any amendments to the Purchaser Organizational Documents prior to Domestication, for the purposes of approving, or in conjunction with the consummation of, the Business Combination, and (I) to approve, as an ordinary resolution, the adjournment of the Purchaser Shareholders’ Meeting to a later date or dates, if necessary or convenient, in the reasonable determination of the chairman of the Purchaser (x) to permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the foregoing, (y) if the Purchaser determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (z) to facilitate the Domestication, the Merger or any other Transaction (such proposals in (A) through (I), together, the “Transaction Proposals”), or if the Purchaser determines that one or more of the conditions to Closing is not satisfied or waived, and include such recommendation in the Proxy Statement. The board of directors of Purchaser shall not, except as required by applicable Law, withdraw, amend, qualify or modify its recommendation to the shareholders of the Purchaser that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Purchaser described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) the Purchaser’s obligations to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) the Purchaser agrees to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) the Purchaser agrees that if the Purchaser Shareholder Approval shall not have been obtained at any such Purchaser Shareholders’ Meeting, then the Purchaser shall promptly continue to take all such necessary actions, including the actions required by this Section 6.14(b), and hold additional Purchaser Shareholders’ Meetings in order to obtain the Purchaser Shareholder

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Approval; provided, that, the Purchaser may make one or more successive postponements or, with the consent of the Purchaser Shareholders’ Meeting, adjournments of the Purchaser Shareholders’ Meeting, subject to applicable Law and the Purchaser Organizational Documents; provided that when the Purchaser Shareholders’ Meeting is postponed or adjourned for thirty days or more, notice of the postponed or adjourned meeting shall be given as in the case of an original meeting. The Purchaser agrees that it shall provide the holders of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such Purchaser Class A Ordinary Shares in connection with the vote on the Transaction Proposals at the Purchaser Shareholders’ Meeting, as required by the Purchaser’s Organizational Documents (the “Redemption”).

(c)         Company Stockholder Approvals.

(i)          Upon the terms set forth in this Agreement, the Company shall use its reasonable best efforts to solicit and obtain the Requisite Shareholder Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Sellers pursuant to the terms of the Seller Voting and Support Agreement promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to the Sellers. The Company shall provide the Purchaser with copies of each Written Consent it receives within two (2) Business Days following receipt of such Written Consent.

(ii)         To the extent the Requisite Shareholder Approval is not delivered pursuant to Section 6.14(c)(i) within three (3) Business Days following the effectiveness of the Registration Statement (as declared effective under the Securities Act), then the Company shall take all action necessary to duly call, given notice, convene and hold a meeting of the shareholders of the Company as soon as practicable, and, in connection therewith, the Company shall (a) mail an information statement and proxy solicitation which shall include, without limitation, the Registration Statement in advance of such meeting for the purpose of soliciting from the shareholders of the Company proxies to vote in favor of the adoption of this Agreement and approval of the Transactions; and (b) use its reasonable best efforts to secure the vote or consent of the shareholders of the Company required by applicable Law to obtain such approval. The Company shall keep the Purchaser updated with respect to proxy solicitation results as requested by the Purchaser. Once the shareholder meeting of the Company has been duly called and noticed, the Company shall not postpone or adjourn such shareholder meeting without the consent of the Purchaser (other than: (i) in order to obtain a quorum of shareholders of the Company; or (ii) as reasonably determined by the Company to comply with applicable Law). The Company shall use its reasonable best efforts to cooperate with the Purchaser to hold the shareholder meeting of the Company prior to, or, on the same day and at the same time as the Purchaser Shareholders’ Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

Section 6.15        Employee Matters.

(a)         The Purchaser and the Company shall use their commercially reasonable efforts to agree, prior to the Closing, to a form of equity incentive plan that provides for the grant of equity and equity-based incentive awards to eligible service providers of the Company and the Company’s Subsidiaries following the Closing (the “Purchaser Incentive Award Plan”) and a form of employee stock purchase plan in which eligible employees of the Company and the Company’s Subsidiaries may be eligible to participate following the Closing (the “Purchaser ESPP”), and such agreement by either Party shall not be unreasonably withheld, conditioned or delayed. If such Purchaser Incentive Award Plan and Purchaser ESPP are in agreed form prior to the effective date of the Registration Statement, the Purchaser shall, prior to the Closing Date, adopt such Purchaser Incentive Award Plan and Purchaser ESPP and submit them for approval of the Purchaser Shareholders at the Purchaser Shareholders’ Meeting. As soon as practicable following the date that is sixty (60) days after the Closing Date and subject to applicable securities Laws, Purchaser shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Domesticated Purchaser Common Stock issuable under the Purchaser Incentive Award Plan and the Purchaser ESPP, and Purchaser shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Purchaser Incentive Award Plan and the Purchaser ESPP remain outstanding. The Purchaser and the Company shall determine the initial awards that shall be granted under the Purchaser Incentive Award Plan to eligible service providers identified by the Company and agreed to by the Purchaser as soon as reasonably practicable following the Effective Time and in a form of award agreement, in each case, as mutually agreed between the Purchaser and the Company based upon benchmarking against peer public companies (taking into account employee hiring needs and the development stage nature of the Company) and in consultation with an independent outside compensation advisor (the “Initial Grants”), such agreement by either Party not to be unreasonably withheld, conditioned or delayed. For

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clarity, the Purchaser’s rights under this Section 6.15(a) with respect to the Initial Grants shall not apply to any awards that are granted under the Purchaser Incentive Award Plan following the Effective Time, other than the Initial Grants. For further clarity, any other awards that are granted under the Purchaser Incentive Award Plan after the Effective Time shall be determined and approved by the Post-Closing Purchaser Board or the compensation committee of the Post-Closing Purchaser Board if designated for such purpose by the Post-Closing Purchaser Board.

(b)         No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.15 are included for the sole benefit of Purchaser and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Purchaser, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.16        Public Announcements.

(a)          The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)         The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release (but in any event within four (4) Business Days thereafter), the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. The Parties shall mutually agree upon and, as promptly as practicable after the Closing, issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release (but in any event within four (4) Business Days thereafter), the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Purchaser shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

Section 6.17        Confidential Information. (a) The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Affiliates and its and their respective Representatives to, except to the extent otherwise consented to by Purchaser: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Affiliates or its or their respective

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Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally obligated to disclose any Purchaser Confidential Information, (A) provide the Purchaser, to the extent legally permitted, with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.17(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 6.17(a) furnish only that portion of such Purchaser Confidential Information; provided, that with respect to Purchaser Confidential Information constituting trade secrets under applicable Law and has been identified as such to the Company in writing prior to or promptly after its disclosure to the Company or its Representatives, such covenants shall apply for as long as such Purchaser Confidential Information constitutes a trade secret under applicable Law and continues to constitute Purchaser Confidential Information under this Agreement. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company, its Affiliates and its and their respective Representatives shall be entitled to keep any records required by (i) applicable Law or (ii) legal, fiduciary or professional obligation, (iii) in accordance with written document retention policies and procedures and/or (iv) contained in any electronic file created pursuant to bona fide backup storage or archival processes in the ordinary course of business; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b)         The Purchaser and Merger Sub hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Affiliates and their Representatives to, except to the extent otherwise consented to by the Company: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser, Merger Sub or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally obligated to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.17(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.17(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information; provided, that with respect to Company Confidential Information constituting trade secrets under applicable Law and that has been identified as such to the Purchaser in writing prior to or promptly after its disclosure to the Purchaser or its Representatives, such covenants shall apply for as long as such Company Confidential Information constitutes a trade secret under applicable Law and continues to constitute Company Confidential Information under this Agreement. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser, Merger Sub and their respective Affiliates and Representatives shall be entitled to keep any records required by applicable Law or legal, fiduciary or professional obligation, in accordance with written document retention policies and procedures and/or contained in any electronic file created pursuant to bona fide backup storage or archival processes in the ordinary course of business; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, (i) the Purchaser, Merger Sub and their respective Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws, (ii) no notice or further action shall be required in respect of disclosure of the Company Confidential Information (or provision of access thereto) to

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regulatory authorities or self-regulatory organizations having authority over the Purchaser, Merger Sub or their respective Representatives in connection with routine regulatory examinations or pursuant to statutory requirements that are not targeted at the Target Companies, the Transactions or the Company Confidential Information.

Section 6.18        Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising a representative of the Sponsor (or its successors or assigns) in writing and giving such representative a reasonable opportunity to obtain possession thereof.

Section 6.19        Post-Closing Board of Directors and Executive Officers.

(a)         The Parties shall take all such action within their power as may be necessary or appropriate so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will not be classified as to term and will initially consist of the individuals listed on Section 6.19(a) of the Company Disclosure Letter (as may be amended or supplemented as provided in Section 6.19(a) of the Company Disclosure Letter), one of whom will be appointed as initial chairperson of the Post-Closing Purchaser Board, one of whom will be appointed as initial chairperson of the audit committee and one of whom will be appointed as initial chairperson on the compensation committee as set forth on Section 6.19(a) of the Company Disclosure Letter (the “Designated Directors”). To the extent any Designated Director declines to serve, is unable to serve, or is anticipated to fail to meet the applicable independence and other requirements of Nasdaq and SEC rules (as mutually determined by the Company and the Purchaser with the advice of counsel), the Company and the Purchaser shall mutually agree upon a replacement individual to serve as a director on the Post-Closing Purchaser Board. The Purchaser shall use its reasonable best efforts to obtain resignations effective immediately after Closing from the directors of the Purchaser that are not to remain directors on the Post-Closing Purchaser Board.

(b)         The Parties agree that (i) their mutual intent is that the initial offices and committees of the Post-Closing Purchaser Board, and certain initial actions of the Post-Closing Purchaser Board, will be as set forth on Section 6.19(b) of the Company Disclosure Letter subject to the limitations therein (as may be amended or supplemented as mutually agreed by the Company and the Purchaser), and (ii) they will use commercially reasonable efforts to prepare mutually agreeable written resolutions implementing such designations and appointments for the Post-Closing Purchaser Board to consider and, if thought fit, to adopt immediately following the Closing (or as soon thereafter as the Post-Closing Purchaser Board determines), provided, that each of the Parties acknowledges and agrees that such designations, appointments and actions (including with respect to clause (i) and (ii) above) shall be made by the Post-Closing Purchaser Board in its sole and absolute discretion.

(c)         At or prior to the Closing, the Company, if requested, and the Purchaser shall provide each initial director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company and the Purchaser.

(d)         The Parties shall take all action necessary, including the Purchaser causing the executive officers of Purchaser to resign, so that the individuals serving as the executive officers of the Purchaser immediately after the Closing will be (i) the individuals listed on Section 6.19(d) of the Company Disclosure Letter (as may be amended or supplemented as mutually agreed by the Company and the Purchaser) and (ii) such other individuals as mutually agreed by the Company and the Purchaser.

Section 6.20        Indemnification of Directors and Officers; Tail Insurance. (a) The Parties agree that for a period of six (6) years from the Closing Date, the Parties shall, and shall cause the Purchaser, Merger Sub and the Target Companies to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of the Purchaser, Merger Sub and the Target Companies, as the case may be, or who, at the request of the Parties, as the case may be, served as a director, officer, member, manager, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), of the Purchaser’s, Merger Sub’s and the Target Companies’ respective Organizational Documents as in effect immediately

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prior to the Closing Date or in any indemnification agreements of the Purchaser, Merger Sub or any of the Target Companies, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Purchaser, Merger Sub and the Target Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, the Purchaser shall cause the Target Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.20 without limit as to time.

(b)         At or prior to the Closing, the Purchaser shall purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person that is covered by a directors’ and officers’ liability insurance policy of the Purchaser or one or more Target Companies, respectively, on terms with respect to coverage, deductibles and amounts no less favorable than those of such applicable policy in effect on the date of this Agreement for the six (6) year period following the Closing; provided that in no event shall the Purchaser be required to expend on the premium thereof in excess of 300% of the aggregate annual premiums currently payable by the Purchaser or the Target Companies with respect to such current policies (the “Premium Cap”); provided, further, that if such minimum coverage under any such D&O Tail is or becomes not available at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap. The Purchaser shall maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Target Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.20(b). No claims made under or in respect of the D&O Tail related to any fiduciary or employee of any Target Company shall be settled without the prior written consent of the Purchaser.

(c)         The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Purchaser or any Target Company, any other indemnification arrangement, any Law or otherwise. The obligations of the Purchaser and the Target Companies under this Section 6.19(c) shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.20 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.20.

(d)         If the Purchaser or, after the Closing, any Target Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or such Target Company, as applicable, assume the obligations set forth in this Section 6.20.

Section 6.21        PIPE Investment. The Purchaser and the Company shall use their reasonable best efforts to satisfy the conditions of the closing obligations contained in the subscription agreements relating to the PIPE Investment and consummate the transactions contemplated thereby.

Section 6.22        Redemption. In connection with the Purchaser Shareholders’ Meeting, the Purchaser agrees that it shall provide the holders of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such Purchaser Class A Ordinary Shares, as required by the Purchaser’s Organizational Documents in the Redemption. Subject to receipt of the Purchaser Shareholder Approval, the Purchaser shall carry out the Redemption (prior to the Domestication, or at such later time as required by the Purchaser’s Organizational Documents) and use the proceeds held in the Trust Account to redeem the Purchaser Class A Ordinary Shares of holders who properly exercise their right to redemption in accordance with the Purchaser’s Organizational Documents.

Section 6.23        Domestication. Subject to receipt of the Purchaser Shareholder Approval, at least one (1) day prior to the Closing, the Purchaser shall, in accordance with applicable Law, any applicable rules and regulations of the SEC, the Nasdaq and the Purchaser’s Organizational Documents, as applicable, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser

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and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions thereof and applicable Law, and (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication.

Section 6.24        Adoption of Proxy Statement/Registration Statement. Within one (1) Business Day of the Closing Date, the post-Domestication Purchaser, as the successor to the pre-Domestication Purchaser, shall file a post-effective amendment to the Proxy Statement/Registration Statement pursuant to Rule 414(d) of the Securities Act.

Section 6.25        Affiliate Agreements. Except as set forth on Section 6.25 of the Company Disclosure Letter, all agreements with Related Persons shall be terminated or settled at or prior to the Closing without further liability to the Purchaser or the Target Companies, in each case.

Section 6.26        NZ Companies Office. The Company shall deliver to Purchaser on the Closing Date or as soon as reasonably practicable following the Closing Date confirmation of (A) the necessary updates having been made to the company register of Merlin Labs NZ Limited on the New Zealand Companies Office reflecting that the Closing has occurred; (B) authorizations granted on behalf of Merlin Labs NZ Limited to its officers or representatives on the New Zealand Companies Office having been transferred to the Purchaser’s officers or representatives or otherwise revoked; and (C) bank account authorizations granted on behalf of Merlin Labs NZ Limited to its officers or representatives having been transferred to the Purchaser’s officers or representatives or otherwise revoked.

Section 6.27        Sponsor Indemnification. To the fullest extent permitted by applicable law and the Purchaser’s Organizational Documents, the Purchaser hereby agrees to defend, indemnify, hold harmless and exonerate (including the advancement of expenses to the fullest extent permitted by applicable law) the Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) from any and all costs, fees, expenses, judgments, liabilities, fines, penalties, reasonable attorneys’ fees and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such costs, fees, expenses, judgments, liabilities, fines, penalties and amounts paid in settlement) actually, and reasonably, incurred by a Sponsor Indemnitee or on a Sponsor Indemnitee’s behalf in connection with any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, hearing or any other actual, threatened or completed proceeding instituted by the Purchaser or any third party, whether civil, criminal, administrative or investigative in nature, in respect of any investment opportunities sourced by a Sponsor Indemnitee for the Purchaser or any liability arising with respect to a Sponsor Indemnitee’s activities in connection with the affairs of the Purchaser (in each case to the extent that such indemnification, hold harmless and exoneration obligations with respect to such matters are not expressly covered by a separate written agreement between the Purchaser and the applicable Sponsor Indemnitee); provided, that in no event shall a Sponsor Indemnitee be entitled to be indemnified or held harmless hereunder in respect of any costs, fees, expenses, judgments, liabilities, fines, penalties and amounts paid in settlement (if any) that a Sponsor Indemnitee may incur by reason of such person’s own actual fraud or intentional misconduct; provided, further, that, for the avoidance of doubt, under no circumstance shall a Sponsor Indemnitee have a claim to any monies or assets held in the Trust Account, and the Purchaser shall not be permitted to procure monies or assets held in the Trust Account for the satisfaction of its obligations to any Sponsor Indemnitee in respect of the indemnification provided hereunder. The Sponsor Indemnitees shall be third party beneficiaries of this Section 6.27.

Section 6.28        Intellectual Property Matters.

(a)         To the extent that any Company Registered IP is subject to any form of Liens, other than Permitted Liens, prior to the Closing Date, the applicable Target Company shall have prepared, executed, filed and recorded (and paid all costs, including legal and filing fees) as necessary to remove such unpermitted Liens at or prior to the Closing Date (all such actions, the “IP Actions”). The applicable Target Company shall provide, at Purchaser’s reasonable request, copies of all documentation and written communications concerning such IP Actions to the Purchaser prior to or at Closing.

(b)         Following the Closing, to the extent that any Persons (including any past or current employees, contractors, vendors, or consultants of the Target Companies) who have contributed (or may in the future contribute) to the creation, authorship, conception, or development of any product, service or material Owned Intellectual Property (including any Company Software) and who have not previously executed a valid written agreement presently assigning to the applicable Target Company all right, title, and interest therein and thereto (and all such right, title, and interest therein and thereto has not vested in the applicable Target Company by operation of appliable Laws), the

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Target Companies shall use commercially reasonable efforts to obtain duly executed valid written agreements with each such Person, pursuant to which such Person (A) presently assigns to the applicable Target Company all right, title and interest therein and thereto; (B) waives all moral, economic, or similar rights therein or thereto; and (C) agrees to sufficiently protective confidentiality obligations with respect thereto.

Section 6.29        Consents and Waivers. Prior to the Redemption, (i) the Company shall obtain an irrevocable waiver from CRHL of any rights that CRHL or any other Person may have under or in connection with the CRHL Loan to convert amounts outstanding under the CRHL Loan into equity securities of the Company or otherwise (subject only to repayment of the CRHL Loan) and shall provide the Purchaser with evidence (satisfactory to the Purchaser) of such irrevocable waiver, and (ii) the Company shall obtain the consents and approvals set forth on Section 6.29 of the Company Disclosure Letter.

Section 6.30        Name Change. Prior to or concurrent with the Domestication, the Company shall file a certificate of amendment to the certificate of incorporation of the Company with the Secretary of State of Delaware changing the Company’s corporate name to “Merlin Labs Operations, Inc.” or another name mutually agreed on by the Purchaser and the Company prior to the Domestication.

Article VII

Closing Conditions

Section 7.01        Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a)         Required Purchaser Shareholder Approval. The Purchaser Shareholder Approval shall have been obtained.

(b)         Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(c)         No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d)         Registration Statement. The Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)         Nasdaq Listing. The shares of Domesticated Purchaser Common Stock to be issued in connection with the Transactions shall be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the Domesticated Purchaser Common Stock.

(f)          Approvals. All applicable waiting periods (and any extensions thereof) under the HSR Act with respect to the Transactions shall have expired or been terminated, and all other consents, waivers and approvals from Governmental Authorities, if any, that are required to consummate the Transactions, shall have expired, been terminated, been made or been obtained.

Section 7.02        Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.01, the obligations of the Company to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a)         Representations and Warranties. All of the representations and warranties of the Purchaser and Merger Sub set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing

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Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)         Agreements and Covenants. The Purchaser and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)         No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement that is continuing and uncured.

(d)         Domestication. The Domestication shall have been completed as provided in Section 6.23 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

(e)         Trust Account. Purchaser shall have made appropriate arrangements to have the net proceeds remaining in the Trust Account (after giving effect to the Redemption) available to Purchaser at the Closing.

(f)          Closing Deliveries.

(i)          Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(c).

(ii)         Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby.

(iii)        ANCILLARY DOCUMENTS. The Purchaser shall have delivered to the Company:

(A)        A copy of the A&R Registration Rights Agreement, duly executed by the Purchaser and the Sponsor; and

(B)         A copy of the Lock-Up Agreements, duly executed by the Purchaser and the Sponsor, as applicable.

Section 7.03        Conditions to Obligations of the Purchaser and Merger Sub. In addition to the conditions specified in Section 7.01, the obligations of the Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (where available) of the following conditions:

(a)         Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

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(c)         No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to the Target Companies, taken as a whole, since the date of this Agreement that is continuing and uncured.

(d)         Closing Deliveries.

(i)          Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 7.03(a), 7.03(b) and 7.03(c).

(ii)         Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Closing) and (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby.

(iii)        Closing Indebtedness. The Company shall have delivered to the Purchaser:

(A)        a duly executed pay-off letter from each of the holders of the Closing Indebtedness, in a form reasonably satisfactory to Purchaser, certifying that all such Closing Indebtedness owing to such holder shall have been fully paid upon the receipt by such holder of funds pursuant to Section 3.03(c) hereof, to the extent such Closing Indebtedness is paid in full pursuant to Section 3.03(c) hereof; and

(B)         documentation evidencing to the reasonable satisfaction of Purchaser the release of all Liens securing any Closing Indebtedness.

(iv)        ANCILLARY DOCUMENTS. The Company shall have delivered to the Purchaser:

(A)        A properly completed and duly executed IRS Form W-9 from the Sellers representing the Requisite Shareholder Approval;

(B)         A copy of the A&R Registration Rights Agreement, duly executed by each Seller who will receive, or would receive upon exercise of the Purchaser Options or settlement of the Purchaser RSUs, at least 1.0% of the Aggregate Consideration;

(C)         A copy of the Seller Lock-Up Agreement, duly executed by each Seller who will receive, or would receive upon exercise of the Purchaser Options or settlement of the Purchaser RSUs, at least 1.0% of the Aggregate Consideration; and

(D)        A certificate on behalf of the Company, in form and substance reasonably satisfactory to Purchaser, dated no more than thirty (30) days prior to the Closing Date, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(e)         The Company shall have obtained the consents and approvals set forth on Section 6.29 of the Company Disclosure Letter.

(f)          The holders of any Company Warrants that do not allow for automatic exercise on a cashless basis in full in accordance with their terms pursuant to Section 2.01(a) or Section 2.01(c) shall have provided Purchaser a written consent executed by each such holder agreeing that such Company Warrants shall otherwise be exercised in full pursuant to Section 2.01(a) or Section 2.01(c) (as applicable to such Company Warrants) or shall be cancelled for no consideration.

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Section 7.04        Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VIII

Termination and Expenses

Section 8.01        Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)         by mutual written consent of the Purchaser and the Company;

(b)         by the Company if there has been a Modification in Recommendation;

(c)         by the Company if the Purchaser Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Purchaser Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d)         by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by August 13, 2026 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.01(d) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, further, that, solely with respect to the Company’s right to terminate this Agreement pursuant to this Section 8.01(d), the “Outside Date” shall automatically be extended by one (1) calendar day for every calendar day after October 31, 2024 that the PCAOB Financial Statements or the Updated 1H Financial Statements are not delivered pursuant to Section 6.04;

(e)         by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(e) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(f)          by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.02(a) or Section 7.02(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if at such time the Company is in material uncured breach of this Agreement;

(g)         by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.03(a) or Section 7.03(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if at such time the Purchaser is in material uncured breach of this Agreement;

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(h)         by written notice by the Purchaser to the Company, if (i) all the conditions set forth in Section 7.01 and Section 7.02 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Company fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (iii) the Purchaser shall have irrevocably confirmed in writing to the Company that it is ready, willing and able to consummate the Closing and (iv) the Company fails to effect the Closing within five (5) Business Days following delivery of such confirmation; or

(i)          by written notice by the Company to the Purchaser, if (i) all the conditions set forth in Section 7.01 and Section 7.03 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Purchaser fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (iii) the Company shall have irrevocably confirmed in writing to the Purchaser that it is ready, willing and able to consummate the Closing and (iv) the Purchaser fails to effect the Closing within five (5) Business Days following delivery of such confirmation.

Section 8.02        Expense Reimbursement.

(a)         In the event this Agreement is terminated by the Purchaser pursuant to Section 8.01(g) or Section 8.01(h), then the Company shall pay or cause to be paid to Purchaser any amounts due and owing under the Convertible Promissory Note (the “Expense Reimbursement”) within two (2) Business Days after the date of such termination by wire transfer of same-day funds to one or more accounts designated by Purchaser.

(b)         The parties acknowledge that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement. In addition, if the Company fails to pay in a timely manner any amount due to Purchaser pursuant to this Section 8.02, then (i) the Company shall reimburse Purchaser for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts and (ii) the Company shall pay to Purchaser interest on the amounts payable pursuant to this Section 8.02 from and including the date payment of such amounts was due to but excluding the date of actual payment at a rate equal to three percent (3%) plus the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

Section 8.03        Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.01 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.01 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 6.16, Section 6.17, Article IX, Section 8.02 and this Section 8.03 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.15).

Article IX

Miscellaneous

Section 9.01        No Survival. Except (x) as otherwise contemplated by Section 9.02 or (y) in the case of a Fraud Claim against a Person, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part after at or after the Closing, and then only with respect to any breaches occurring at or after the Closing.

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Section 9.02        Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with evidence of transmission, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser: Bleichroeder Acquisition Corp. I 1345 Avenue of the Americas, Fl 47 New York, NY 10105 Attn: Michael Blitzer Email: blitzer@kingstowncapital.com with a copy (which will not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attn: Joel Rubinstein; Matthew Kautz
Email: joel.rubinstein@whitecase.com;
mkautz@whitecase.com

If to the Company, to: Merlin Labs, Inc. 129 South Street Boston, MA 02111 Attn: Matthew George Email: mg@merlinlabs.com	with a copy (which will not constitute notice) to: Latham & Watkins LLP 200 Clarendon St Boston, MA 02116 Attn: Stephen Ranere and Nick Dhesi Email: Stephen.Ranere@lw.com and ramnik.dhesi@lw.com

Section 9.03        Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

Section 9.04        Third Parties. Except for the rights set forth in Section 6.20 and the rights set forth in Section 6.11, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

Section 9.05        Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, provided, that, for the avoidance of doubt, the laws of the Cayman Islands shall also apply to and, as applicable, govern the Domestication.

Section 9.06        Jurisdiction. Any proceeding or Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 9.06.

Section 9.07        WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND

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THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.08        Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

Section 9.09        Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 9.10        Amendment; Waiver. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Company. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.11        Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

Section 9.12        Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with

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past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

Section 9.13        Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.14        Legal Representation.

(a)         The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders, shareholders or holders of other equity interests of the Purchaser or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “SPAC Group”), on the one hand, and (y) the Purchaser following the Closing, the Company and/or any member of the ML Group, on the other hand, any legal counsel, including W&C, that represented the Purchaser and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the SPAC Group, in such dispute even though the interests of such Persons may be directly adverse to the Purchaser and its Affiliates (following the Closing), and even though such counsel may have represented the Purchaser in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser and/or the Sponsor. The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby) between or among the Purchaser, the Sponsor and/or any other member of the SPAC Group, on the one hand, and W&C, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the SPAC Group after the Closing, and shall not pass to or be claimed or controlled by the Purchaser and its Affiliates (following the Closing). Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with the Purchaser or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Purchaser.

(b)         The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders, shareholders or holders of other equity interests of the Company and/or any of their respective directors,

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members, partners, officers, employees or Affiliates (collectively, the “ML Group”), on the one hand, and (y) the Company (following the Closing) and/or any member of the SPAC Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the ML Group in such dispute even though the interests of such Persons may be directly adverse to the Company (following the Closing), and even though such counsel may have represented the Purchaser and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company (following the Closing). The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the ML Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions. Notwithstanding the foregoing, any privileged communications or information shared by the Purchaser prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Company (following the Closing).

(c)         Latham has represented the ML Group and the Target Companies with respect to the Transactions. All Parties recognize the commonality of interest that exists and will continue to exist until the Closing, and the Parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the SPAC Group and, following the Closing, the Company, agree that they shall not, and shall cause their Affiliates not to, seek to have Latham be disqualified from representing (a) any member of the ML Group in connection with any dispute that may arise between such parties and the SPAC Group or the Target Companies or (b) the Purchaser or any of the Target Companies in connection with any dispute that may arise between such parties and the members of the ML Group.

Section 9.15        Waiver of Claims Against Trust. The Company acknowledges that the Purchaser is a special purpose company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the IPO Prospectus available at www.sec.gov, substantially all of the Purchaser assets consist of the cash proceeds of the Purchaser’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of the Purchaser, its public shareholders and the underwriters of the Purchaser’s initial public offering. The Company acknowledges that it has been advised by the Purchaser that, except with respect to interest earned on the funds held in the Trust Account that may be released to the Purchaser to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if the Purchaser completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the IPO Prospectus; (ii) if the Purchaser fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to the Purchaser in limited amounts to permit the Purchaser to pay the costs and expenses of its liquidation and dissolution, and then to the Purchaser Shareholders; and (iii) if the Purchaser holds a shareholder vote to amend the Purchaser’s Organizational Documents to modify the substance or timing of the obligation to redeem 100% of the Purchaser Class A Ordinary Shares if the Purchaser fails to complete a Business Combination within the allotted time period or to otherwise modify any other material provision of the Purchaser’s Organizational Documents relating to its shareholders’ rights or its pre-initial Business Combination activity, then for the redemption of any Purchaser Ordinary Shares properly tendered in connection with such vote. For and in consideration of the Purchaser entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, on behalf of itself, its Affiliates and its and their respective Representatives, hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom to the Purchaser’s public shareholders for any reason whatsoever; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against the Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for the Purchaser to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect the Purchaser’s ability to fulfill its obligation to effectuate the redemptions and (y) nothing herein shall serve to limit or prohibit any claims

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that the Company may have in the future against the Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account other than to the Purchaser’s public shareholders and any assets that have been purchased or acquired with any such funds).

Section 9.16        Company and Purchaser Disclosure Letters. The Company Disclosure Letter and the Purchaser Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Purchaser Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Company Disclosure Letter and/or the Purchaser Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Article X

Definitions

Section 10.01      Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals.

“Acquisition Proposal” has the meaning specified in Section 6.06.

“Additional Purchaser SEC Reports” has the meaning specified in Section 5.06(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Consideration” means the number of shares of Domesticated Purchaser Common Stock equal to the quotient of: (a) the Purchase Price, divided by (b) the Redemption Price.

“Agreement” has the meaning specified in the Preamble.

“Alternative Transaction” has the meaning specified in Section 6.06.

“Ancillary Documents” means each of the agreements and instruments contemplated by this Agreement or otherwise related to the transactions contemplated in this Agreement, in each case to be executed and delivered on the date hereof or on or prior to the Closing Date, including this Agreement (together with the Company Disclosure Letter and the Purchaser Disclosure Letter).

“Anti-Bribery Law” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws of any jurisdiction (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials) that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any official or representative of a Governmental or Regulatory Authority or commercial entity to obtain a business advantage.

“Anti-Money Laundering Laws” means, with respect to any Person, the applicable anti-money laundering statutes of jurisdictions where such Person conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency in such jurisdiction, including, without limitation, (i) the Bank Secrecy Act, (ii) the U.S. Currency and Foreign Transaction

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Reporting Act of 1970, (iii) the Money Laundering Control Act of 1986, and (iv) the USA PATRIOT Act, in each case, including the rules, regulations and applicable financial recordkeeping and reporting requirements promulgated thereunder and as amended from time to time.

“Antitrust Laws” has the meaning specified in Section 6.09(b).

“Applicable Pre-Funded Convertible Note Conversion Price” means (i) with respect to the Seller Pre-Funded Convertible Notes, 85% of the price per share paid by investors in the PIPE Investment for the Purchaser’s 12% Series A Cumulative Convertible Preferred Stock, and (ii) with respect to the Sponsor Pre-Funded Convertible Notes, $12 per share, as may be adjusted pursuant to the terms and conditions of the Sponsor Pre-Funded Convertible Notes.

“Audited Financial Statements” has the meaning specified in Section 6.04(a).

“Business Combination” has the meaning specified in Article 1.1 of the Purchaser’s Organizational Documents as in effect on the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or, for so long as the Purchaser remains domiciled in Cayman Islands, Governmental Authorities in the Cayman Islands that are authorized or required by Law to close.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act, Pub. L. 116–136 (116th Cong.) (Mar. 27, 2020), and any amendment thereof, successor law, or executive order, executive memo, administrative or other guidance or legislation published with respect thereto by any Governmental Authority.

“Cayman Companies Act” has the meaning specified in the Recitals.

“Cayman Purchaser Rights” has the meaning specified in the Recitals.

“Cayman Purchaser Units” has the meaning specified in the Recitals.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Certificate of Merger” has the meaning specified in the Recitals.

“Closing” has the meaning specified in Section 3.01.

“Closing Date” has the meaning specified in Section 3.01.

“Closing Filing” has the meaning specified in Section 6.16.

“Closing Indebtedness” means the aggregate Indebtedness of the Target Companies as of immediately prior to the Effective Time (including the CRHL Loan, if applicable).

“Closing Press Release” has the meaning specified in Section 6.16.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Company” has the meaning specified in the Preamble.

“Company Benefit Plans” means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by the Company or any Subsidiary of the Company for the benefit of any current or former employee or other individual service provider of the Company or any Subsidiary of the Company, or with respect to which the Company or any Subsidiary of the Company has any Liability, whether direct or indirect, whether actual or contingent, whether formal or informal, and whether legally binding or not (other than a multiemployer plan within the meaning of Section 3(37) of ERISA or any plan or program that is sponsored solely by a Governmental Authority and to which the Company or any Subsidiary of the Company is required to contribute pursuant to applicable Law).

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“Company Closing Certificate” has the meaning specified in Section 3.02(b).

“Company Common Stock” means common stock of the Company, par value $0.0001 per share.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Security” means each convertible promissory note, simple agreement for future equity or similar instrument or Contract issued by the Company or entered into by the Company pursuant to which any Person has the right to convert or exchange such instrument or Contract into equity securities of the Company (for the avoidance of doubt, excluding Company Warrants, Company Options and Company RSUs).

“Company Disclosure Letter” has the meaning specified in the Preamble to Article IV.

“Company Equity Incentive Plan” means the Company’s 2018 Equity Incentive Plan (as amended on 7/1/2020).

“Company Financials” has the meaning specified in Section 4.06(a).

“Company Fully Diluted Capital” means the sum (without duplication) of the aggregate number of shares of (i) Company Common Stock that are issued and outstanding immediately prior to the Effective Time (including all Company Common Stock issued upon conversion of all issued and outstanding Company Preferred Stock pursuant to Section 2.01), (ii) all Company Common Stock issuable upon full exercise of all issued and outstanding Company Options (calculated on a net exercise basis), and (iii) all Company Common Stock issuable upon full settlement of all issued and outstanding Company RSUs.

“Company IP” means any and all Intellectual Property currently owned, licensed, used or held for use by the Target Companies.

“Company IP Licenses” means Intellectual Property licenses, sublicenses and other agreements or permissions.

“Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Target Companies, taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Target Companies to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target Companies, (i) any matter set forth on the Company Disclosure Letter, or (j) any action taken by, or at the request of, the Purchaser; provided, further, that

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any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations.

“Company Material Contract” has the meaning specified in Section 4.13(a).

“Company Options” means each option to purchase equity securities of the Company, in each case, granted pursuant to the Company Equity Incentive Plan.

“Company Permits” has the meaning specified in Section 4.11.

“Company Pre-Funded Convertible Note Investor Warrants” means Company Warrants to purchase Company Common Stock issued to the purchasers of Pre-Funded Convertible Notes.

“Company Preferred Stock” means preferred stock of the Company, par value $0.0001 per share.

“Company Real Property Leases” has the meaning specified in Section 4.16(b).

“Company Registered IP” has the meaning specified in Section 4.14(a).

“Company RSU” means each restricted stock unit to acquire equity securities of the Company, in each case, granted pursuant to the Company Equity Incentive Plan after the date hereof and prior to the Effective Time.

“Company Securities” means all equity securities of the Company, including, without limitation, Company Common Stock, Company Convertible Securities, Company Preferred Stock, Company Options, Company RSUs, Company Warrants and Pre-Funded Convertible Notes.

“Company Software” means any and all Software which any of the Target Companies owns or purports to own, in whole or in part.

“Company Transaction Costs” means all fees, costs and expenses of the Target Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, including: (a) all change of control bonus payments, retention or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger payments”), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the Transactions; and (d) all costs, fees and expenses related to the D&O Tail; but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Registration Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC, (ii) any and all costs, fees and expenses incurred in connection with the listing on Nasdaq of the shares of Domesticated Purchaser Common Stock issued in connection with the Transactions, (iii) Transfer Taxes, and (iv) any other amounts payable by the Purchaser hereunder.

“Company Warrants” means all warrants to purchase any stock or other equity interests of the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Continental” means the Continental Stock Transfer & Trust Company.

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“Contracts” means all legally binding contracts, contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Convertible Note Consideration” has the meaning specified in Section 2.02(a).

“Convertible Promissory Note” means a convertible promissory note, issued by the Purchaser to the Sponsor or an Affiliate of the Sponsor, pursuant to which the Purchaser may borrow up to $1,500,000 from the Sponsor, related to ongoing expenses reasonably related to the business of the Purchaser and the consummation of a business combination.

“Copyleft Action” has the meaning specified in Section 4.14(f).

“Copyrights” has the meaning set for in the definition of “Intellectual Property”.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11.

“CRHL” means Crown Regional Holdings Limited.

“CRHL Loan” means the loan agreement between the Ministry of Business, Innovation and Employment (now Crown Regional Holdings Limited) as lender, and Merlin Labs NZ Limited as borrower, dated 17 March 2022.

“Designated Directors” has the meaning specified in Section 6.19(a).

“D&O Indemnified Party” has the meaning specified in Section 6.20(a).

“D&O Tail” has the meaning specified in Section 6.20(b).

“DGCL” has the meaning specified in the Recitals.

“Domesticated Purchaser Common Stock” means, following the Domestication, common stock of the Purchaser, par value $0.0001 per share.

“Domesticated Purchaser Preferred Stock” means, following the Domestication, the Purchaser’s Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, having the rights, preferences and privileges set forth in the Purchaser’s Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share.

“Domesticated Purchaser Series A Investor Warrants” has the meaning specified in the Recitals.

“Domesticated Purchaser Series A Preferred Stock” has the meaning specified in the Recitals.

“Domesticated Purchaser Right” means, following the Domestication, a right of the Purchaser.

“Domesticated Purchaser Unit” means, following the Domestication, a unit of the Purchaser (consisting of one share of Domesticated Purchaser Common Stock and one Domesticated Purchaser Right).

“Domestication” has the meaning specified in the Recitals.

“Draft Company Financials” has the meaning specified in Section 4.06(a).

“Effective Time” has the meaning specified in Section 1.02(a).

“Enforceability Exceptions” has the meaning as specified in Section 5.02.

Annex A-68

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Legal Proceedings, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 4.20(a).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) which together with a Target Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Excluded Share” has the meaning specified in Section 2.03(a)(i).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the Aggregate Consideration divided by the Company Fully Diluted Capital.

“Extension” has the meaning specified in Section 6.03(a).

“Expense Reimbursement” has the meaning specified in Section 8.02(a).

“FAR” has the meaning specified in Section 4.10(d).

“Federal Securities Law” has the meaning specified in Section 6.07.

“Fraud Claim” means any claim based upon intentional fraud as defined under the common law of the State of Delaware.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Generative AI” means any type of AI/ML that can be used to create, produce or generate outputs (including text, images, video, audio, code or synthetic data), including from or based on prompts or inputs.

“Governmental Authority” means any federal, state, local, foreign government or other governmental, quasi-governmental, regulatory or administrative authority, body, instrumentality, department, board, bureau or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body (private or public).

“Government Bid” means any quotation, bid or proposal by a Target Company that is outstanding and in effect as of the date hereof, which if accepted or awarded, would lead to a prime contract with a Governmental Authority, or to a subcontract with a prime contractor or higher-tier subcontractor under a prime contract with a Governmental Authority.

Annex A-69

“Government Contract” means any Contract, grant, basic ordering agreement, letter contract, or order between a Target Company, on the one hand, and (i) any Governmental Authority, (ii) another Person under such other Person’s prime contract with a Governmental Authority, or (iii) any higher tier subcontractor of a Governmental Authority in its capacity as a subcontractor, on the other hand, for which the period of performance has not expired or terminated, or final payment has not been received, or which remain open to audit as of the date of this Agreement. Unless otherwise indicated, a task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract under which it was issued.

“Government-Furnished Items” has the meaning specified in Section 4.10(o).

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Income Taxes” means income, capital gains, franchise, and similar Taxes.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon adoption of ASC 842), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means any and all intellectual or proprietary property and all rights, title, and interest therein or thereto arising anywhere in the world, including: (i) all United States and foreign patents and patent applications, patent disclosures and inventions, (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisions, continuations in part, renewals, divisionals, extensions, reissues or foreign counterparts of any of the foregoing; (ii) all United States, international and foreign trade names, trade dress, trademarks, service marks, logos or internet domain name registrations, social media usernames, handles, and similar identifiers, including all goodwill associated therewith, together with all registrations and applications relating thereto (“Trademarks”); (iii) all United States, international, and foreign copyrights (whether registered or unregistered), original works of authorship (including Software and all rights therein), copyrightable works, together with all registrations and applications relating thereto (“Copyright”); (iv) all proprietary databases and data; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) Trade Secrets, (vii) Software and data, databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise; (viii) rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world; (ix) any and all other intellectual or industrial property rights protectable by applicable law in any jurisdiction; and (x) all issuances, renewals, registrations and applications of or for any of the foregoing.

“Interim Company Financials” has the meaning specified in Section 4.06(a).

“Initial Grants” has the meaning specified in Section 6.15(a).

“Intended Tax Treatment(s)” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01(a).

Annex A-70

“IP Actions” has the meaning specified in Section 6.28(a).

“IPO” means the initial public offering of Cayman Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of October 31, 2024 (File No. 333-280777).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“IT Assets” technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, and all other information or operational technology, telecommunications, or data processing assets, facilities, systems services, or equipment, and all data stored therein or processed thereby, and all associated documentation.

“JOBS Act” has the meaning specified in Section 5.06(f).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the individuals set forth on Section 10.01-C of the Company Disclosure Letter and (ii) the Purchaser, the actual knowledge of the individuals set forth on Section 10.01-D of the Purchaser Disclosure Letter.

“Latham” has the meaning specified in Section 9.14(b).

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards).

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lock-Up Agreements” has the meaning specified in the Recitals hereto.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Sub” has the meaning specified in the Preamble.

“MFC-PRC Representation” has the meaning specified in Section 4.10(e).

“ML Group” has the meaning specified in Section 9.14(b).

“Modification in Recommendation” has the meaning specified in Section 6.14(b)(i).

“Nasdaq” has the meaning specified in Section 5.06(a).

“NIST” has the meaning specified in Section 4.10(d).

“OFAC” has the meaning specified in Section 5.16(c).

Annex A-71

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public on standard terms and conditions, generally with license, maintenance, support and other fees of less than $100,000 per year.

“Offer Documents” has the meaning specified in Section 6.14(a)(i).

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outbound IP License” has the meaning specified in Section 4.14(c).

“Outside Date” has the meaning specified in Section 8.01(d).

“Owned Intellectual Property” means any and all Intellectual Property which any of the Target Companies owns (or purports to own), in whole or in part, and includes the Company Software, all Company Registered IP and all other Intellectual Property required to be set forth in Section 4.14(a)(i) of the Company Disclosure Letter.

“Party(ies)” has the meaning specified in the Preamble.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto in accordance with GAAP, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document or (f) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PIPE Investment” has the meaning specified in the Recitals.

“Post-Closing Purchaser Board” has the meaning specified in Section 6.19.

“Pre-Funded Convertible Note” means collectively, (i) those certain convertible promissory notes issued by the Company to the purchasers thereof pursuant to the Pre-PIPE Note Purchase Agreement (the “Seller Pre-Funded Convertible Notes”) and (ii) those certain convertible promissory notes issued by the Company to the purchasers thereof pursuant to the Pre-PIPE Securities Purchase Agreement (the “Sponsor Pre-Funded Convertible Notes”).

Annex A-72

“Pre-Funded Convertible Note Investor Warrant Consideration” has the meaning specified in Section 2.02(b).

“Pre-Funded Note Investment” has the meaning specified in the Recitals.

“Pre-PIPE Note Purchase Agreement” has the meaning specified in the Recitals.

“Pre-PIPE Securities Purchase Agreement” has the meaning specified in the Recitals.

“Preferred Bidder Status” has the meaning specified in Section 4.10(a).

“Premium Cap” has the meaning specified in Section 6.20(b).

“Proxy Statement” has the meaning specified in Section 6.14(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 6.14(a)(i).

“Public Certifications” has the meaning specified in Section 5.06(a).

“Purchase Price” means $800,000,000.

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Bylaws upon Domestication” has the meaning specified in the Recitals.

“Purchaser Charter upon Domestication” has the meaning specified in the Recitals.

“Purchaser Class A Ordinary Shares” means prior to the Domestication, Class A ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Class B Ordinary Shares” means prior to the Domestication, Class B ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Disclosure Letter” has the meaning specified in the Preamble to Article V.

“Purchaser ESPP” has the meaning specified in Section 6.15(a).

“Purchaser Incentive Award Plan” has the meaning specified in Section 6.15(a).

“Purchaser Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Purchaser; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (i) the announcement of this Agreement and consummation of the transactions contemplated hereby; (ii) the taking of any action required by this Agreement or any Ancillary Document; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (v) the Redemption; (vi) any breach of any covenants, agreements or obligations of any Pre-Funded Convertible Note Investor, Series A Preferred Stock Investor or investor in any PIPE Investment, in each case who is not Inflection Point Asset Management LLC or an Affiliate of Inflection Point Asset Management LLC, under any NPA, Series A SPA or other similar agreement related to financing the Company or Purchaser (including any breach of such Person’s obligations to fund any amounts thereunder when required); (vii) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Authority after the date of this Agreement; (viii) changes or proposed changes in GAAP

Annex A-73

(or any interpretation thereof) after the date of this Agreement; or (ix) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Purchaser Option” has the meaning specified in Section 2.03(a)(iii).

“Purchaser Ordinary Shares” means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

“Purchaser Preference Shares” means prior to the Domestication, preference shares of the Purchaser, par value $0.0001 per share.

“Purchaser Private Placement Rights” means the Cayman Purchaser Rights included in the Cayman Purchaser Units sold to the Sponsor in a private placement concurrent with the IPO.

“Purchaser Public Rights” means the Cayman Purchaser Rights included in the Cayman Purchaser Units sold in the IPO.

“Purchaser RSU” has the meaning specified in Section 2.03(a)(iv).

“Purchaser SEC Reports” has the meaning specified in Section 5.06(a).

“Purchaser Shareholder Approval” means the approval of (i) those Transaction Proposals identified in clauses (B) and (C) and of Section 6.14(b)(i), in each case, by special resolution under Cayman Islands Law, being a resolution passed by a majority of not less than two-thirds of the outstanding Purchaser Ordinary Shares (or the Purchaser Class B Ordinary Shares as the case may be) entitled to vote in person or by proxy, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents) at the Purchaser Shareholders’ Meeting, (ii) those Transaction Proposals identified in clauses (A), (D), (E), (F), (G), and (H) of Section 6.14(b)(i), in each case, by an ordinary resolution under Cayman Islands Law, being a resolution passed by a simple majority of the outstanding Purchaser Ordinary Shares entitled to vote in person or by proxy, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents), (or if required by applicable Law, or the Purchaser Organizational Documents as a special resolution, being a resolution passed by a majority of not less than two-thirds of the outstanding Purchaser Ordinary Shares entitled to vote in person or by proxy, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents) at the Purchaser Shareholders’ Meeting), and (iii) with respect to any other proposal proposed to the Purchaser Shareholders, the requisite approval required under the Purchaser’s Organizational Documents, the Cayman Companies Act or any other applicable Law, in each case, at a Purchaser Shareholders’ Meeting.

“Purchaser Shareholders” has the meaning specified in Section 9.15.

“Purchaser Shareholders’ Meeting” has the meaning specified in Section 6.14(b)(i).

“Purchaser Transaction Costs” means: (a) all fees, costs and expenses of the Purchaser incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; and (b) any Indebtedness of the Purchaser owed to its Affiliates or shareholders.

“Redemption” has the meaning specified in Section 6.14(b)(i).

“Redemption Price” shall mean an amount equal to the price at which each Purchaser Class A Ordinary Share may be redeemed pursuant to the Redemption.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Purchaser under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 6.14(a)(i).

Annex A-74

“Related Person” means any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates and any immediate family member of any of the foregoing.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Legal Proceeding” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Shareholder Approval” means the approval of this Agreement and the Transactions, including the Merger, by the affirmative vote or written consent of the stockholders of the Company, pursuant to the terms and in accordance with and satisfaction of the conditions of the Company’s Organizational Documents and applicable Law.

“Rights Agreement” means that certain Share Rights Agreement, dated as of October 31, 2024, by and between the Purchaser and Continental, as rights agent.

“Sanctioned Jurisdiction” has the meaning specified in Section 5.16(c).

“SBA” has the meaning specified in Section 4.10(r).

“SDN List” has the meaning specified in Section 5.16(c).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Second Merger” has the meaning specified in Section 6.11(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Lock-Up Agreement” has the meaning specified in the Recitals.

“Seller Voting and Support Agreement” means that certain Seller Voting and Support Agreement, dated as of August 13, 2025 (as it may be amended or supplemented from time to time), by and between the Purchaser, the Company and the Sellers.

“Sellers” shall mean the holders of equity securities of the Company, collectively.

“Series A Preferred Stock Certificate of Designation” has the meaning specified in the Recitals.

“Series A Preferred Stock Investors” has the meaning specified in the Recitals.

“Series A SPA” has the meaning specified in the Recitals.

“Signing Filing” has the meaning specified in Section 6.16(b).

“Signing Press Release” has the meaning specified in Section 6.16(b).

“Software” means any and all (i) computer software, firmware and computer programs and applications, including all source code, object code, middleware, utilities, computer programs, application programming interfaces, algorithms, plugins, libraries, subroutines, tools, drivers, microcode, scripts, batch files, instruction sets and macros, models, and methodologies, in each case of the foregoing whether in source code, executable or object code form, documentation related thereto including user manuals, related to any of the foregoing and all software modules, tools and databases; and (ii) deep learning, machine learning, and other artificial intelligence technologies (collectively, “AI/ML”).

“SPAC Group” has the meaning specified in Section 9.14(a).

“Sponsor” means Bleichroeder Sponsor 1 LLC, a Delaware limited liability company.

Annex A-75

“Sponsor Indemnitee” has the meaning specified in Section 6.27.

“Sponsor Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Sponsor Share Conversion” has the meaning specified in the Recitals hereto.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of August 13, 2025 (as it may be amended or supplemented from time to time), by and between the Sponsor, the Company, the Purchaser and the other parties thereto.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Surviving Corporation” has the meaning specified in the Recitals hereto.

“Target Companies” means, collectively, the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, form, declaration, election, disclosure, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority.

“Third-Party Datasets” has the meaning specified in Section 4.14(i).

“Top Customers” has the meaning specified in Section 4.23(a).

“Top Suppliers” has the meaning specified in Section 4.23(b).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to Copyright, Trademark, or trade secret protection).

“Trademarks” has the meaning set for in the definition of “Intellectual Property”.

“Transaction Proposals” has the meaning specified in Section 6.14(b)(i).

“Transactions” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 6.11(c).

Annex A-76

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Trust Account” means that certain Investment Management Trust Agreement, dated October 31, 2024, by and between the Company and Continental, as trustee.

“Trust Agreement” has the meaning specified in Section 5.14.

“Trustee” has the meaning specified in Section 5.14.

“Updated 1H Financial Statements” has the meaning specified in Section 6.04.

“W&C” means White & Case LLP.

“Written Consent” has the meaning specified in Section 6.14(c)(i).

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Annex A-77

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Purchaser: BLEICHROEDER ACQUISITION CORP. I
By:
Name:
Title:
Merger Sub: IPDX MERGER SUB, INC.
By:
Name:
Title:
The Company: MERLIN LABS, INC.
By:
Name:
Title:

{Signature Page to Business Combination Agreement}

Annex A-78

ANNEX B

PROPOSED CHARTER

CERTIFICATE OF INCORPORATION
OF
MERLIN, INC.

Article I.

The name of the corporation is Merlin, Inc. (the “Corporation”).

Article II.

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Dr., Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

Article III.

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended and supplemented (the “DGCL”). The Corporation is being incorporated in connection with the domestication of Inflection Point Acquisition Corp. IV, a Cayman Islands exempted company limited by shares (“Inflection Point”), as a Delaware corporation, and this Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of Inflection Point (the “Certificate of Domestication”).

Article IV.

Section 4.1     Authorized Stock. The total number of shares of all classes of stock that the Corporation is authorized to issue is [•] ([•]), consisting of two classes as follows:

(a)      [•] ([•]) shares of common stock, with a par value of $0.0001 per share (the “Common Stock”); and

(b)      [•] ([•]) shares of preferred stock, with a par value of $0.0001 per share (the “Preferred Stock”).

Upon the filing of the Certificate of Domestication and this Certificate of Incorporation, each issued and outstanding ordinary share of Inflection Point shall convert automatically, on a one-for-one basis, into a share of Common Stock, without any action required on the part of the Corporation or the holders thereof.

Section 4.2     Preferred Stock. The board of directors of the Corporation (the “Board of Directors”) is authorized, subject to any limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for the issuance of shares of Preferred Stock in one or more series, including “blank check” preferred stock, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series and to fix the powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the authority to fix the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking and purchase fund provisions), the redemption price or prices, restrictions on the issuance of shares of such series, the dissolution preferences and the rights in respect of any distribution of assets of any wholly unissued series of Preferred Stock, or any of them and to increase or decrease the number of shares of any series so created (except where otherwise provided in the Preferred Stock Designation), subsequent to the issue of that series but not below the number of shares of such series then outstanding. In case the authorized number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series (except where otherwise provided in the Preferred

Annex B-1

Stock Designation). There shall be no limitation or restriction on any variation between any of the different series of Preferred Stock as to the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof; and the several series of Preferred Stock may vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors or by a duly authorized committee of the Board of Directors, providing for the issuance of the various series of Preferred Stock. Except as otherwise expressly provided in this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock), no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Certificate of Incorporation. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the DGCL.

Section 4.3     Number of Authorized Shares. The number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of any holders of shares of Common Stock or Preferred Stock, or of any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Section 4.4     Common Stock. The powers, preferences and rights of the Common Stock, and the qualifications, limitations or restrictions thereof are as follows:

(a)      Voting Rights. Except as otherwise required by law, each share of Common Stock shall entitle the record holder thereof as of the applicable record date to one (1) vote per share in person or by proxy on all matters submitted to a vote of the holders of Common Stock, whether voting separately as a class or otherwise.

(b)      Dividends and Distributions. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends, holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(c)      Liquidation Rights. In the event of liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provisions for preferential and other amounts, if any, to which the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to payments in liquidation shall be entitled, the remaining assets and funds of the Corporation available for distribution shall be divided among and paid ratably to the holders of all outstanding shares of Common Stock in proportion to the number of shares held by each such stockholder.

Article V.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

Article VI.

Section 6.1     Management. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Annex B-2

Section 6.2     Ballot. Elections of directors (each such director, in such capacity, a “Director”) need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 6.3     Number and Terms of the Board of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. During any period when the holders of any series of Preferred Stock have the special right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such series of Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by this Certificate of Incorporation (including any Certificate of Designation establishing any series of Preferred Stock), whenever the holders of any series of Preferred Stock having the special right to elect additional directors are divested of such right pursuant to this Certificate of Incorporation (including any such Certificate of Designation), the terms of office of all such additional directors elected by the holders of such series, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and each such director shall cease to be qualified as (and shall cease to be) a director, and the total authorized number of directors of the Corporation shall be reduced accordingly.

Section 6.4     Newly Created Directorships and Vacancies. Except as otherwise required by law and the separate rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, disqualification, removal from office or other cause shall be filled exclusively by the affirmative vote of a majority of the Directors then in office, even though less than a quorum, or by a sole remaining Director (other than any Director elected by the separate vote of one or more outstanding series of Preferred Stock), and not by the stockholders. Any Director so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until his or her successor shall be elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.

Section 6.5     Removal for Cause. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any Director, or the entire Board of Directors, may otherwise be removed with or without1 cause by an affirmative vote of at least two-thirds of the total voting power of all the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, at a meeting duly called for that purpose.

Section 6.6     Except as may otherwise be set forth in the resolution or resolutions of the Board providing for the issuance of one or more series of Preferred Stock, and then only with respect to such series of Preferred Stock, cumulative voting in the election of directors is specifically denied.

Article VII.

Section 7.1     Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting). In addition to the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

____________

1        NTD: COI provisions allowing removal only for cause are not enforceable under Delaware law where a company’s board is not classified (see In re VAALCO Energy, Inc. Stockholder Litigation, C.A. No. 11775–VCL (Del. Ch. Dec. 21, 2015) and DGCL 141(k)).

Annex B-3

Section 7.2     Special Meetings. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, and shall not be called by any other Person. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may not be called by the stockholders of the Corporation or any other Person.

Section 7.3     Notice. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

Article VIII.

The affirmative vote of at least two-thirds of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that the affirmative vote of at least a majority of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in Articles I, II, and III of this Certificate of Incorporation.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Article IX.

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article IX, or the adoption of any provision of the Restated Certificate inconsistent with this Article IX, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Article X.

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any Person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Annex B-4

Neither any amendment nor repeal of this Article X, nor the adoption by amendment of this Certificate of Incorporation of any provision inconsistent with this Article X, shall eliminate or reduce the effect of this Article X in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article X, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

Article XI.

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any Person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI. This Article XI is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that Person and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other Persons and circumstances shall not in any way be affected or impaired thereby.

Article XII.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws of the Corporation or any agreement entered into by the Corporation), the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.

Annex B-5

To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws of the Corporation and (c) any amendment to this Certificate of Incorporation or the Bylaws of the Corporation enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws of the Corporation and applicable law.

Article XIII.

Section 13.1    In recognition and anticipation that members of the Board who are not employees of the Corporation or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XIII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

Section 13.2   No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (collectively, “Identified Persons” and, each individually, an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 13.3. Subject to Section 13.3, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.

Section 13.3   The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 13.2 shall not apply to any such corporate opportunity.

Section 13.4   In addition to and notwithstanding the foregoing provisions of this Article XIII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Section 13.5    Solely for purposes of this Article XIII, “Affiliate” shall mean (a) in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such Principal Stockholder or is under common control with such Principal Stockholder and shall include (i) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation) and (ii) any funds or vehicles advised by Affiliates of such Principal Stockholder, (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

Annex B-6

Section 13.6   To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIII.

Article XIV.

Section 14.1   Definitions. As used in this Certificate of Incorporation, the following terms shall have the following meaning:

(a)      “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person;

(b)      “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. A Person who is the owner of ten percent (10%) or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(c)      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(d)      “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a Person that individually or with or through any of its Affiliates:

(i)          beneficially owns such stock, directly or indirectly; or

(ii)         has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any stock because of such Person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more Persons; or

(iii)        has any agreement, arrangement or understanding, for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing such stock, with any other Person that beneficially owns, or whose Affiliates beneficially own, directly or indirectly, such stock.

(e)      “Person” means any individual, corporation, partnership, limited liability company, unincorporated association or other entity.

(f)      “Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(g)      “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(h)      “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

[Signature Page Follows]

Annex B-7

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed on this [•].

MERLIN LABS, INC.
By:
Name:
Title:

Annex B-8

ANNEX C

PROPOSED BYLAWS

BYLAWS

OF

MERLIN, INC.

Dated as of [ • ]

Annex C-i

Annex C-ii

Article I.
CORPORATE OFFICERS

Section 1.01        Registered Office. The address of the registered office of Merlin, Inc., a Delaware corporation (the “Corporation”), in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended, restated or otherwise modified from time to time (the “Certificate of Incorporation”).

Section 1.02        Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board of Directors”) may from time to time establish or as the business of the Corporation may require.

Article II.
Meetings of Stockholders

Section 2.01        Place of Meetings. Meetings of stockholders of the Corporation (the “Stockholders”), may be held at any place, within or without the State of Delaware, as may be designated by or in the manner determined by the Board of Directors. In the absence of such designation, meetings of Stockholders shall be held at the principal executive office of the Corporation. The Board of Directors may, in its sole discretion, determine that a meeting of Stockholders shall not be held at any place, but may instead be held solely by means of remote communication authorized by and in accordance with Section 211(a) of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 2.02        Annual Meetings. The annual meeting of Stockholders shall be held for the election of members of the Board of Directors (the “Directors”) at such date and time as may be designated by or in the manner determined by resolution of the Board of Directors from time to time. Any other business as may be properly brought before the annual meeting of Stockholders may be transacted at the annual meeting of Stockholders. The Board of Directors may postpone, reschedule or cancel any annual meeting of Stockholders previously scheduled by the Board of Directors.

Section 2.03        Special Meetings. Special meetings of the Stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation. Special meetings of Stockholders validly called in accordance with this Section 2.03 of these bylaws (as the same may be amended, restated or otherwise modified from time to time, these “Bylaws”) may be held at such date and time as specified in the applicable notice of such meeting. No business may be transacted at any special meeting of Stockholders other than the business specified in the notice of such meeting. The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting of the Stockholders.

Section 2.04        Notice of Meetings. Whenever Stockholders are required or permitted to take any action at a meeting of Stockholders, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the Stockholders entitled to vote at the meeting (if such date is different from the record date for Stockholders entitled to notice of the meeting) and, in the case of a special meeting of the Stockholders, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of Stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each Stockholder entitled to vote at the meeting as of the record date for determining the Stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Section 2.05        Adjournments. Any meeting of Stockholders, annual or special, may be adjourned from time to time by the chairperson of the meeting (or by the Stockholders in accordance with Section 2.06) to reconvene at the same or some other place, if any, and the same or some other time, and notice need not be given to the Stockholders of any such adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting of Stockholders, the Corporation may transact any business which might have been transacted at the original meeting of Stockholders. If the adjournment is for more than 30 days, a notice of the adjourned meeting of Stockholders shall be given to each

Annex C-1

Stockholder of record entitled to vote at the adjourned meeting of Stockholders. If after the adjournment a new record date for determination of Stockholders entitled to vote is fixed for the adjourned meeting of Stockholders, the Board of Directors shall fix a new record date for determining Stockholders entitled to notice of such adjourned meeting of Stockholders in accordance with Section 2.09(a) of these Bylaws, and shall give notice of the adjourned meeting of Stockholders to each Stockholder of record entitled to vote at such adjourned meeting of Stockholders as of the record date fixed for notice of such adjourned meeting of Stockholders. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Section 2.06        Quorum. At any meeting of the Stockholders, the holders of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation (“Stock”) entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, the Certificate of Incorporation or these Bylaws. In the absence of a quorum, then either (i) the chairperson of the meeting or (ii) the Stockholders by the affirmative vote of a majority of the voting power of the outstanding shares of Stock entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, shall have the power to recess or adjourn the meeting of Stockholders from time to time in the manner provided in Section 2.05 of these Bylaws until a quorum is present or represented. At any such recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. Where a separate vote by a class or classes or series of Stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of voting power of the shares of such class or classes or series of Stock issued and outstanding and entitled to vote on such matter, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 2.07        Organization. Meetings of Stockholders shall be presided over by the Chairperson or by such other officer of the Corporation or Director as designated by the Board of Directors or the Chairperson, or in the absence of such person or designation, by a chairperson chosen at the meeting by the affirmative vote of a majority of the voting power of the outstanding shares of Stock present or represented at the meeting and entitled to vote at the meeting (provided there is a quorum). The Secretary of the Corporation (“Secretary”) shall act as secretary of the meeting, but in his or her absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.08        Voting; Proxies.

(a)         Each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to the number of votes, if any, for each share of Stock held of record by such Stockholder which has voting power upon the matter in question as set forth in the Certificate of Incorporation or, if such voting power is not set forth in the Certificate of Incorporation, one vote per share. Voting at meetings of Stockholders need not be by written ballot. Unless otherwise provided in the Certificate of Incorporation, at all meetings of Stockholders for the election of Directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect Directors. No holder of shares of Stock shall have the right to cumulate votes. All other elections and questions presented to the Stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of votes cast (excluding abstentions and broker non-votes) on such matter, unless a different or minimum vote is required by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter.

(b)         Each Stockholder entitled to vote at a meeting of Stockholders or express consent to corporate action in writing without a meeting (if permitted by the Certificate of Incorporation) may authorize another person or persons to act for such Stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law, including Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended, filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A Stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person (or by means of remote communication, if

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applicable) or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the Stockholder.

Section 2.09        Fixing Date for Determination of Stockholders of Record.

(a)         In order that the Corporation may determine the Stockholders entitled to notice of or vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of and to vote at a meeting of Stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.09(a) at the adjourned meeting.

(b)         In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 2.10        List of Stockholders Entitled to Vote. The Corporation shall prepare, at least 10 days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting (provided, however, if the record date for determining the Stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder as of the record date (or such other date). The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting date (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to Stockholders. Such list shall presumptively determine the identity of the Stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the “stock ledger” shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders required by this Section 2.10 or to vote in person or by proxy at any meeting of Stockholders. For purposes of these Bylaws, the term “stock ledger” means one or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded.

Section 2.11        Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of Stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of Stockholders, the person presiding at the meeting may, and to the extent required by law, shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon

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the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspector or inspectors of election may appoint such persons to assist them in performing their duties as they determine. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of Stock outstanding and the voting power of each such share, (ii) determine the number of shares of Stock represented at the applicable meeting of the Stockholders and the validity of proxies and ballots, (iii) count and tabulate all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of Stock represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 2.12        Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting of the Stockholders shall be announced at the meeting by the person presiding over the meeting designated in accordance with Section 2.07. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of Stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to such meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the applicable meeting of Stockholders, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.13        Advance Notice Procedures for Business Brought before a Meeting.

(a)         At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.13 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.13 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.04, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.13, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder

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as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.14 and this Section 2.13 shall not be applicable to nominations except as expressly provided in Section 2.14.

(b)         Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.13. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting which, in the case of the first annual meeting of stockholders following the closing of the business combination contemplated by the Business Combination Agreement, dated as of August ___, 2025, by and among the Corporation, [•], a Delaware corporation, and Merlin Labs, Inc., a Delaware corporation, the date of the preceding year’s annual meeting shall be deemed to have occurred on [month, day]; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not more than the hundred twentieth (120th) day prior to such annual meeting and not later than (i) the ninetieth (90th) day prior to such annual meeting or, (ii) if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c)         To be in proper form for purposes of this Section 2.13, a stockholder’s notice to the Secretary shall set forth:

(i)          As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records), (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future, (C) the date or dates such shares were acquired, (D) the investment intent of such acquisition and (E) any pledge by such Proposing Person with respect to any of such shares (the disclosures to be made pursuant to the foregoing clauses (A) through (E) are referred to as “Stockholder Information”);

(ii)         As to each Proposing Person, (A) the material terms and conditions of any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) or a “put equivalent position” (as such term is defined in Rule 16a-1(h) under the Exchange Act) or other derivative or synthetic arrangement in respect of any class or series of shares of the Corporation (“Synthetic Equity Position”) that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Proposing Person, including, without limitation, (1) any option, warrant, convertible security, stock appreciation right, future or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, (2) any derivative or synthetic arrangement having the characteristics of a long position or a short position in any class or series of shares of the Corporation, including, without limitation, a stock loan transaction, a stock borrow transaction, or a share repurchase transaction or (3) any contract, derivative, swap or other transaction or series of transactions designed to (x) produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, (y) mitigate any loss relating to, reduce the economic risk (of ownership or otherwise) of, or manage the risk of share price decrease in, any class or series of shares of the Corporation, or (z) increase or decrease the voting power in respect of any class or series of shares of the Corporation of such Proposing Person, including, without limitation, due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other

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property, or otherwise, and without regard to whether the holder thereof may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the price or value of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be required to disclose any Synthetic Equity Position that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any performance-related fee (other than an asset-based fee) that such Proposing Person, directly or indirectly, is entitled to receive that is based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Position, (C) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (D) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (E) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (F) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (G) any proportionate interest in shares of the Corporation or a Synthetic Equity Position held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which any such Proposing Person (1) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (2) is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity; (H) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (I) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (I) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii)        As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the

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business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

(iv)        An acknowledgement that if the Proposing Person giving the notice (or such Proposing Person’s qualified representative) does not appear at such meeting (including virtually in the case of a meeting held solely by means of remote communication) to present the proposed business the Corporation need not present such proposed business for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation;

(v)         A representation as to whether or not the Proposing Person intends (or is part of a group that intends) to (1) deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under the DGCL, the Certificate of Incorporation and these bylaws to carry the proposal (an affirmative statement of such intent being a “Solicitation Notice”) or (2) otherwise engage in a solicitation (within the meaning of Rule 14a-1(l) under the Exchange Act) with respect to the proposal, and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation; and

(vi)        such written consent of the Proposing Person to the public disclosure of information provided to the Corporation pursuant to this Section 2.13.

(d)         For purposes of this Section 2.13, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(e)         The Board of Directors may request that any Proposing Person furnish such additional information as may be reasonably required by the Board of Directors. Such Proposing Person shall provide such additional information within ten (10) days after it has been requested by the Board of Directors.

(ii)         A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.13 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders. If the Proposing Person has provided the Corporation with a Solicitation Notice, such Proposing Person must have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under the DGCL, the Certificate of Incorporation and these bylaws to carry any such proposal and must have included in such materials the Solicitation Notice. If no Solicitation Notice relating thereto has been timely provided pursuant to this Section 2.13, the Proposing Person must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 2.13. Notwithstanding the foregoing provisions of this Section 2.13, unless otherwise required by law, if the stockholder giving the notice required by this Section 2.13 (or such stockholder’s qualified representative) does not appear at the annual or special meeting of stockholders of the Corporation to present the proposed item of business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

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(f)          Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.13. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.13, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(g)         This Section 2.13 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.13 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.13 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(h)         For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 2.14        Advance Notice Procedures for Nominations of Directors.

(a)         Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (ii) by a stockholder present in person who (A) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.14 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.14 as to such notice and nomination. For purposes of this Section 2.14, “present in person” shall mean that the stockholder nominating any person for election to the Board of Directors at the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(b)

(i)          Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.13) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.14 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14.

(ii)         Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.14 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.13) of the date of such special meeting was first made.

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(iii)        In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv)        In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.14(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.13) of such increase.

(c)         To be in proper form for purposes of this Section 2.14, a stockholder’s notice to the Secretary shall set forth:

(i)          As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.13(c)(i), except that for purposes of this Section 2.14 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.13(c)(i));

(ii)         As to each Nominating Person, any Disclosable Interests (as defined in Section 2.13(c)(ii), except that for purposes of this Section 2.14 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.13(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.13(c)(ii) shall be made with respect to the election of directors at the meeting); and provided that, in lieu of including the information set forth in Section 2.13(c)(ii)(G), the Nominating Person’s notice for purposes of this Section 2.14 shall include a representation as to whether the Nominating Person intends or is part of a group which intends to deliver a proxy statement and solicit the holders of shares representing at least sixty seven percent (67%) of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act; and

(iii)        As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in a proxy statement and accompanying proxy card relating to the Corporation’s next meeting of stockholders at which directors are to be elected and to serving as a director for a full term if elected), and (B) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Nominee Information”).

(d)         For purposes of this Section 2.14, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(e)         The Board of Directors may request that any Nominating Person furnish such additional information as may be reasonably required by the Board of Directors. Such Nominating Person shall provide such additional information within ten (10) days after it has been requested by the Board of Directors.

(f)          A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.14 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement

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thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(g)         In addition to the requirements of this Section 2.14 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, (i) no Nominating Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Nominating Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder in a timely manner and (ii) if any Nominating Person (1) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and (2) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder in a timely manner, or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such Nominating Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence, then the nomination of each such proposed nominee shall be disregarded, notwithstanding that the nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any annual meeting (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). If any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than seven (7) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

Section 2.15        Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of Stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III.
Board of Directors

Section 3.01        Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02        Number; Tenure; Qualifications. Subject to the Certificate of Incorporation and the rights of holders of any series of preferred Stock to elect Directors, the total number of Directors constituting the entire Board of Directors shall be fixed from time to time exclusively by resolution of the Board of Directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. The Directors shall be elected annually to one-year terms as provided in the Certificate of Incorporation. Each Director shall hold office until such time as provided in the Certificate of Incorporation. Directors need not be Stockholders to be qualified for election or service as a Director.

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Section 3.03        Election, Qualification and Term of Office of Directors. Except as provided in these Bylaws, and subject to the Certificate of Incorporation, each Director, including a Director elected to fill a vacancy or newly created directorship, shall hold office until the next annual meeting of stockholders and until such Director’s successor is elected and qualified or until such Director’s earlier death, resignation, disqualification or removal. Directors need not be Stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for Directors.

Section 3.04        Resignation and Vacancies.

(a)         Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more Directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office as provided in Section 3.03.

(b)         Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any Director, and newly created directorships resulting from any increase in the authorized number of Directors shall be filled only by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director.

Section 3.05        Regular Meetings. Regular meetings of the Board of Directors may be held at such places, if any, within or without the State of Delaware, and at such times as has been designated by the Board of Directors and publicized among all Directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board of Directors.

Section 3.06        Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson, the Chief Executive Officer, the President, the Secretary or a majority of the Directors then in office and shall be held at such time, date and place, if any, within or without the State of Delaware as he or she or they shall fix. Notice to Directors of the date, place and time of any special meeting of the Board of Directors shall be given to each Director by the Secretary or by the officer or one of the Directors calling the meeting. Such notice may be given in person, by United States first-class mail, or by e-mail, telephone, telecopier, facsimile or other means of electronic transmission. If the notice is delivered in person, by e-mail, telephone, telecopier, facsimile or other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of holding of the meeting. If the notice is sent by mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting if the meeting is to be held at the Corporation’s principal executive office nor the purpose of the meeting.

Section 3.07        Place of Meetings; Telephonic Meetings. The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, Directors may participate in any meetings of the Board of Directors or a committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting of the Board of Directors pursuant to this Section 3.07 shall constitute presence in person at such meeting.

Section 3.08        Quorum; Vote Required for Action. At all meetings of the Board of Directors, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of Directors shall constitute a quorum for the transaction of business; provided that, solely for the purposes of filling vacancies pursuant to Section 3.04, a meeting of the Board of Directors may be held if a majority of the Directors then in office participate in such meeting. The affirmative vote of a majority of the Directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically required by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board of Directors, then the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

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Section 3.09        Organization. Meetings of the Board of Directors shall be presided over by the Chairperson, or in his or her absence by the person whom the Chairperson shall designate, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the affirmative vote of a majority of the Directors present at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 3.10        Action by Unanimous Consent of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting of the Board of Directors if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. Thereafter, the writing or writings or electronic transmissions shall be filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board of Directors.

Section 3.11        Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation, including fees and reimbursements of expenses, of Directors for services to the Corporation in any capacity. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Any Director may decline any or all such compensation payable to such Director in his or her discretion.

Section 3.12        Chairperson. The Board of Directors may appoint from its members a chairperson (the “Chairperson”). The Board of Directors may, in its sole discretion, from time to time appoint one or more vice chairpersons (each, a “Vice Chairperson”), each of whom in such capacity shall report directly to the Chairperson.

Article IV.
Committees

Section 4.01        Committees. The Board of Directors may designate one (1) or more committees, each committee to consist of one (1) or more of the Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and to the extent provided in a resolution of the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if one is adopted) to be affixed to all papers which may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the Stockholders, any action or matter expressly required by the DGCL to be submitted to Stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee (or resolution of the committee designating the subcommittee, if applicable), a majority of the Directors then serving on a committee or subcommittee, as applicable, shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee or subcommittee, as applicable, present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, as applicable. Meetings of any committee of the Board of Directors may be held at any time or place, if any, within or without the State of Delaware whenever called by the Chairperson or a majority of the members of such committee.

Section 4.02        Committee Minutes. Each committee of the Board of Directors shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 4.03        Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each such committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III.

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Article V.
Officers

Section 5.01        Officers. The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, a Chairperson, a Vice Chairperson, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Each officer of the Corporation shall hold office for such term as may be prescribed by the Board of Directors and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No officer need be a Stockholder or Director.

Section 5.02        Appointment of Officers. The Board of Directors shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.03.

Section 5.03        Subordinate Officers. The Board of Directors may appoint, or empower the Chief Executive Officer of the Corporation or, in the absence of a Chief Executive Officer of the Corporation, the President of the Corporation, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

Section 5.04        Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor shall not take office until the effective date. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.05        Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors or as provided in Section 5.02.

Section 5.06        Representation of Shares of Other Entities. Unless otherwise directed by the Board of Directors, the Chairperson, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board of Directors, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.07        Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 5.08        Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board of Directors. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a Director.

Article VI.
Records

Section 6.01        Records. A stock ledger consisting of one or more records in which the names of all of the Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the

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form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of Stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of Stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII.
General Matters

Section 7.01        Execution of Corporate Contracts and Instruments. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

Section 7.02        Stock Certificates.

(a)         The shares of Stock shall be represented by certificates, provided that the Board of Directors by resolution may provide that some or all of the shares of any class or series of Stock shall be uncertificated. Certificates for the shares of Stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of Stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

(b)         The Corporation may issue the whole or any part of its shares of Stock as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 7.03        Special Designation of Certificates. If the Corporation is authorized to issue more than one class of Stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.04        Lost Certificates. Except as provided in this Section 7.04, no new certificates for shares of Stock shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of Stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

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Section 7.05        Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of Stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

Section 7.06        Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

Section 7.07        Dividends. The Board of Directors, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its Stock. Dividends may be paid in cash, in property or in shares of Stock. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7.08        Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

Section 7.09        Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.10        Transfer of Stock. Shares of Stock shall be transferable in the manner prescribed by law and in these Bylaws. Shares of Stock shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of Stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

Section 7.11        Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes or series of Stock to restrict the transfer of shares of Stock of any one or more classes owned by such Stockholders in any manner not prohibited by the DGCL.

Section 7.12        Registered Stockholders. The Corporation shall (i) be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of Stock to receive dividends and to vote as such owner; and (ii) not be bound to recognize any equitable or other claim to or interest in such share or shares of Stock on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 7.13        Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

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Article VIII.
Notice

Section 8.01        Delivery of Notice; Notice by Electronic Transmission.

(a)         Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the Stockholder’s mailing address (or by electronic transmission directed to the Stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such Stockholder’s address or (3) if given by electronic mail, when directed to such Stockholder’s electronic mail address unless the Stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

(b)         Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the Stockholder to whom the notice is given. Any such consent shall be revocable by the Stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with Section 8.01(a) without obtaining the consent required by this Section 8.01(b).

(c)         Any notice given pursuant to Section 8.01(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the Stockholder has consented to receive notice; (ii) if by a posting on an electronic network together with separate notice to the Stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the Stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX.
Indemnification

Section 9.01        Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any Director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.04, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board of Directors.

Section 9.02        Indemnification of Others. The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

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Section 9.03        Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

Section 9.04        Determination; Claim. If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within 60 days, or a claim for advancement of expenses under this Article IX is not paid in full within 30 days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 9.05        Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise.

Section 9.06        Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 9.07        Other Indemnification. The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 9.08        Continuation of Indemnification. The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a Director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

Section 9.09        Amendment or Repeal; Interpretation.

(a)         The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a Director or officer of the Corporation (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and, pursuant to this Article IX, the Corporation intends to be legally bound to each such current or former Director or officer of the Corporation. With respect to current and former Directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses Bylaws. With respect to any Directors or officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such Director or officer commencing service as a Director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or Director of the Corporation in effect prior to the time of such repeal or modification.

(b)         Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board of Directors pursuant to Article V or (y) an officer to whom the Board of Directors has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust,

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employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Article X.
Amendments

Section 10.01      The Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws. The Stockholders also shall have power to adopt, amend or repeal these Bylaws; provided, however, that such action by Stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares of voting Stock of the Corporation with the power to vote generally in an election of Directors, voting together as a single class.

Article XI.
Definitions

Section 11.01      As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

*   *   *

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ANNEX D

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of August 13, 2025, by and among Bleichroeder Sponsor 1 LLC, a Delaware limited liability company (the “Sponsor”), Inflection Point Fund I, LP, a Delaware limited partnership (“IPF” and the Sponsor, each a “Restricted Holder” and together, the “Restricted Holders”), Bleichroeder Acquisition Corp. I, a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), and Merlin Labs, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (i) 8,333,333 Purchaser Class B Ordinary Shares and (ii) 425,000 Cayman Purchaser Units (collectively, the “Subject Securities”);

WHEREAS, Sponsor intends to distribute to IPF pursuant to the Sponsor’s amended and restated limited liability company agreement an aggregate of (i) 5,266,667 Purchaser Class B Ordinary Shares and (ii) 425,000 Cayman Purchaser Units (such distribution, the “IPF Distribution”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each Restricted Holder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Restricted Holders, severally and not jointly, shall be bound by, be subject to and comply with Sections 6.06 (No Solicitation), 6.16 (Public Announcements) and 6.17 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if they were original signatories to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Except for the IPF Distribution, unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Purchaser, each Restricted Holder shall not, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by such Restricted Holder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by such Restricted Holder or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”).

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(b) “Permitted Transfer” means any Transfer of Subject Securities (i) to (A) any officer or director of the Purchaser, the Company or a Restricted Holder, (B) any Affiliates or family members of the officers or directors of the Purchaser, the Company or a Restricted Holder, or (C) any direct or indirect partners, members or equity holders of a Restricted Holder or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates (including, for the avoidance of doubt, where such Person is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); (ii) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i); (iii) in connection with any legal, regulatory or other order; (iv) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (v) as otherwise mutually agreed upon between the Restricted Holders, the Purchaser and the Company, or (vi) to the Purchaser, the Company or a Restricted Holder; provided, however, that in the case of clauses (i) through (vi), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve any Restricted Holder of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any Purchaser Ordinary Shares, Cayman Purchaser Units, Cayman Purchaser Rights or other equity securities of the Purchaser are issued to any Restricted Holder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of, on or affecting the Purchaser Ordinary Shares, Cayman Purchaser Units or the Cayman Purchaser Rights owned by such Restricted Holder or otherwise, (b) a Restricted Holder purchases or otherwise acquires beneficial ownership of any Purchaser Ordinary Shares, Cayman Purchaser Units, Cayman Purchaser Rights or other equity securities of the Purchaser after the date of this Agreement, or (c) a Restricted Holder acquires the right to vote or share in the voting of any Purchaser Ordinary Shares, Cayman Purchaser Units, Cayman Purchaser Units or other equity securities of the Purchaser after the date of this Agreement (such Purchaser Ordinary Shares, Cayman Purchaser Units, Cayman Purchaser Rights or other equity securities of the Purchaser, collectively, the “New Securities”), then such New Securities acquired or purchased by such Restricted Holder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Restricted Holder as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Restricted Holders shall deliver to the Purchaser and the Company a duly executed copy of the A&R Registration Rights Agreement and the Sponsor Lock-Up Agreement.

Section 1.5 Agreements.

(a) At any meeting of the Purchaser Shareholders, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the Purchaser Shareholders is sought, each Restricted Holder agrees, severally and not jointly, that it shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities, which are entitled to vote:

(i) in favor of each Transaction Proposal;

(ii) against any Alternative Transaction or any proposal relating to an Alternative Transaction (in each case, other than the Transaction Proposals);

(iii) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Purchaser;

(iv) against any change in the business, management or board of directors of the Purchaser (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents); and

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(v) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Purchaser under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Purchaser.

Each Restricted Holder, severally and not jointly, hereby agrees that such Restricted Holder shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Restricted Holder, severally and not jointly, shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below), including the obligations pursuant to Section 1 therein to not redeem any Purchaser Ordinary Shares in connection with the Transactions.

Section 1.6 No Challenges. Each Restricted Holder, severally and not jointly, agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of any Restricted Holder to enforce its rights under this Agreement or any other Ancillary Document to which such Person is a party or seek any other remedies with respect to any breach of this Agreement or such other Ancillary Document by any other party hereto or thereto, including by commencing any action in connection therewith.

Section 1.7 Further Assurances. Each Restricted Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. Each Restricted Holder, severally and not jointly, hereby represents and covenants that such Restricted Holder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of its obligations hereunder.

Section 1.9 Insider Letter. Neither the Restricted Holders nor the Purchaser shall amend, terminate or otherwise modify that certain letter agreement, dated as of October 31, 2024, by and among the Purchaser, the Sponsor and certain of the Purchaser’s current and former officers and directors (the “Insider Letter”) without the Company’s prior written consent.

Section 1.10 Waiver of Anti-Dilution Provision. Each Restricted Holder, severally and not jointly, hereby (but subject to the consummation of the Transactions) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of the Purchaser (as may be amended from time to time, the “Articles”), any and all anti-dilution rights with respect to the rate that the Purchaser Class B Ordinary Shares held by such Restricted Holder convert into Purchaser Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement. The waiver specified in this Section 1.10 shall be applicable only in connection with the Transactions and the transactions contemplated by this Agreement (and any Purchaser Class A Ordinary Shares, shares of Domesticated Purchaser Common Stock or equity-linked securities issued in connection with the Transactions and the transactions contemplated by this Agreement) and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason.

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ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsor. The Sponsor represents and warrants as of the date hereof to the Purchaser and the Company that the Sponsor is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of the Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Purchaser’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Insider Letter, (v) the Sponsor’s Organizational Documents, (vi) agreements between the Sponsor and its members or partners or (vii) any applicable securities Laws. The Subject Securities are the only equity securities in the Purchaser owned of record or beneficially by the Sponsor on the date of this Agreement, and none of the Subject Securities will be subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Insider Letter. Other than the Cayman Purchase Rights held by the Sponsor, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of the Purchaser.

Section 2.2 Representations and Warranties of IPF. IPF represents and warrants as of the date hereof to the Purchaser and the Company that, upon completion of the IPF Distribution, IPF will be the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and will have good title to, all of the Subject Securities to be distributed to it pursuant to the IPF Distribution, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Purchaser’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Insider Letter, (v) IPF’s Organizational Documents, (vi) agreements between the IPF and its members or partners or (vii) any applicable securities Laws. The Subject Securities distributed to IPF in the IPF Distribution will be the only equity securities in the Purchaser owned of record or beneficially by IPF as of the date of the IPF Distribution, and none of the Subject Securities distributed to IPF in the IPF Distribution are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities as of the date of the IPF Distribution, except as provided hereunder and under the Insider Letter. Other than the Cayman Purchase Rights that will be held by IPF following the IPF Distribution, as of the date of the IPF Distribution, IPF will not hold or own any rights to acquire (directly or indirectly) any equity securities of the Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of the Purchaser.

Section 2.3 Representations and Warranties of the Restricted Holders. Each Restricted Holder, severally and not jointly, represents and warrants as of the date hereof to the Purchaser and the Company as follows:

(a) Organization; Due Authorization. Such Restricted Holder is duly organized, validly existing and in good standing as a limited liability company under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Restricted Holder’s powers and have been duly authorized by all necessary limited liability company actions on the part of such Restricted Holder. This Agreement has been duly executed and delivered by such Restricted Holder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Restricted Holder, enforceable against such Restricted Holder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Restricted Holder.

(b) No Conflicts. The execution and delivery of this Agreement by such Restricted Holder does not, and the performance by such Restricted Holder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Restricted Holder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Restricted Holder or the Subject Securities held or to be held by such Restricted Holder), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Restricted Holder of its obligations under this Agreement.
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(c) Litigation. There are no Legal Proceedings pending against such Restricted Holder, or to the knowledge of such Restricted Holder threatened in writing against such Restricted Holder, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Restricted Holder of its obligations under this Agreement.

(d) Brokerage Fees. Except as described on Section 5.15 (Broker’s Fees) of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Restricted Holder, for which the Purchaser or any of its Affiliates may become liable.

(e) Acknowledgment. Such Restricted Holder understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon such Restricted Holder’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Purchaser and (c) the written agreement of the Restricted Holders, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.3 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.4 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Restricted Holders.

Section 3.5 Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.06 (Jurisdiction), 9.07 (Waiver of Jury Trial), 9.09 (Severability), 9.11 (Entire Agreement), 9.12 (Interpretation), 9.13 (Counterparts) and 9.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Restricted Holders, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

SPONSOR:
BLEICHROEDER SPONSOR 1 LLC
By:	/s/ Andrew Gundlach
Name:	Andrew Gundlach
Title:	Managing Member

By:	/s/ Michel Combes
Name:	Michel Combes
Title:	Managing Member
IPF:
INFLECTION POINT FUND I, LP
By: Inflection Point Asset Management LLC, its manager
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Chief Investment Officer

[Signature Page to Sponsor Support Agreement]

Annex D-6

IN WITNESS WHEREOF, the Restricted Holders, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

PURCHASER:
BLEICHROEDER Acquisition Corp. I
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	President and Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex D-7

IN WITNESS WHEREOF, the Restricted Holders, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

COMPANY:
MERLIN LABS, INC.
By:	/s/ Matthew George
Name:	Matthew George
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex D-8

ANNEX E

STOCKHOLDER VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), is dated as of August [•], 2025, by and among Bleichroeder Acquisition Corp. I, which will be renamed Inflection Point Acquisition Corp. IV, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), the Persons set forth on Schedule I hereto (the “Sellers”) and Merlin Labs, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, as of the date hereof, the Sellers are the holders of such number and type of Company Securities as are indicated opposite each of their names on Schedule I attached hereto (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

ARTICLE I
Voting and SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each of the Sellers hereby acknowledges that he, she or it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with his, her or its tax and legal advisors. Each of the Sellers shall be bound by and comply with Section 6.06 (No Solicitation), Section 6.16 (Public Announcements) and Section 6.17 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Seller was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Company, the Sellers shall not, without the prior written consent of the Purchaser and the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”).

(b) “Permitted Transfer” means any Transfer of Subject Securities (i) to any Affiliates or family members of such Seller, (ii) to any investment funds or vehicles controlled or managed by such Seller or its Affiliates, (iii) by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under clause (i), or to a charitable organization, (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual, (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i), (vii) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (viii) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (ix) in connection with any legal, regulatory or other order; or (x) as otherwise mutually agreed upon between such Seller, the Purchaser and the Company; provided, however, that in the case of clauses (i) through (vii) and clause (x), as a

Annex E-1

precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve such Seller of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any shares of Company Securities are issued to a Seller after the date of this Agreement pursuant to any dividend, split, recapitalization, reclassification, combination or exchange of, on or affecting the Company Securities owned by such Seller or otherwise, (b) a Seller purchases or otherwise acquires beneficial ownership of any Company Securities after the date of this Agreement, or (c) a Seller acquires the right to vote or share in the voting of any Company Securities after the date of this Agreement (such Company Securities, collectively, the “New Securities”), then such New Securities acquired or purchased by such Seller shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Seller as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, each of the Sellers shall deliver:

(a) a properly completed and duly executed IRS Form W-9 from such Seller;

(b) a duly executed copy of that certain A&R Registration Rights Agreement; and

(c) a duly executed copy of the Lock-Up Agreement.

Section 1.5 Seller Agreements. At any meeting of the stockholders of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, each of the Sellers shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of his, her or its Subject Securities, which are entitled to vote:

(a) to approve and adopt the Business Combination Agreement and the consummation of the Transactions;

(b) against any Alternative Transaction or any proposal relating to an Alternative Transaction;

(c) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company;

(d) against any change in the business or board of directors of the Company (other than pursuant to the Business Combination Agreement or the Ancillary Documents);

(e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Seller contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company; and

(f) to convert all outstanding shares of Company Preferred Stock into Company Common Stock as of immediately prior to the Effective Time (and after giving effect to the conversions and exercises described in Sections 2.01(a)-(b) of the Business Combination Agreement) in accordance with the Company’s Organizational Documents.

Annex E-2

Each Seller hereby agrees that he, she or it shall not commit or agree to take any action inconsistent with the foregoing. Each Seller further agrees that, with respect to any written consent to be delivered pursuant to the obligations of such Seller under this Section 1.5, such written consent shall be delivered promptly following the time at which the Registration Statement has been declared effective under the Securities Act (and, in any event, within three (3) Business Days thereof).

Section 1.6 No Challenges. Each Seller agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions.

Section 1.7 Further Assurances. Each Seller shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws, or as reasonably requested by Purchaser or the Company, to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. Each Seller hereby represents and covenants that such Seller has not entered into, and shall not enter into, any agreement that would restrict, limit, or interfere with the performance of such Seller’s obligations hereunder. Each Seller agrees to reasonably promptly notify the Purchaser in writing of any updates to Schedule I hereto after the date hereof and prior to Closing.

Section 1.9 Appraisal Rights. Each Seller hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that he, she or it may have with respect to the Subject Securities under applicable Law.

Section 1.10 Consent to Disclosure. Each Seller hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any documents or communications provided by the Purchaser or the Company to any Governmental Authority and to Purchaser Shareholders) of such Seller’s identity and beneficial ownership of the Subject Securities and the nature of such Seller’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Purchaser and the Company, a copy of this Agreement. Each Seller will promptly provide any information reasonably requested by Purchaser or the Company that is reasonably necessary for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Seller. Each Seller, severally and not jointly, represents and warrants as of the date hereof to the Purchaser and the Company, in each case, only with respect to his, her or itself, as follows:

(a) Organization; Due Authorization. (i) If the Seller is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if the Seller is not a natural person, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Seller’s corporate, limited liability company or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company, or similar organizational actions on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legally valid and binding obligation of such Seller, enforceable against such Seller in accordance with the terms

Annex E-3

hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Seller.

(b) Ownership. Such Seller is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of its Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Amended and Restated Voting Agreement, dated as of March 10, 2022, by and among the Company, Seller and certain other Company stockholders (as may be amended from time to time) (the “Company Voting Agreement”), (v) if the Seller is not a natural person, the Seller’s Organizational Documents or (v) any applicable securities Laws. Such Seller’s Subject Securities are the only equity securities of the Company owned of record or beneficially by such Seller on the date of this Agreement, and none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Company Voting Agreement. Other than the Subject Securities, such Seller does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Seller does not, and the performance by such Seller of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Seller, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Seller or such Seller’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Seller of its obligations under this Agreement.

(d) Adequate Information. Such Seller has been furnished or given access to adequate information concerning the business and financial condition of Purchaser and the Company to make an information decision regarding this Agreement and the Transactions and has independently and without reliance upon Purchaser or the Company and based on such information as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Seller acknowledges that Purchaser and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Seller acknowledges that the agreements contained herein with respect to the Subject Securities held by such Seller are irrevocable and result in the waiver of any right of the undersigned to demand appraisal in connection with the Business Combination under Section 262 of the General Corporation Law of the State of Delaware and any other Law.

(e) Litigation. There are no Legal Proceedings pending against such Seller or, to the knowledge of such Seller, threatened in writing against such Seller, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Seller of its obligations under this Agreement.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Seller in his, her or its capacity as a stockholder of the Company, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgement. Such Seller understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Seller’s execution and delivery of this Agreement.

Annex E-4

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Company and (c) the written agreement of the Sellers, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.3 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.4 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Seller.

Section 3.5 Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.06 (Jurisdiction), 9.07 (Waiver of Jury Trial), 9.09 (Severability), 9.11 (Entire Agreement), 9.12 (Interpretation), 9.13 (Counterparts) and 9.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex E-5

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PURCHASER:
BLEICHROEDER ACQUISITION CORP. I
By:
Name:
Title:
COMPANY:
MERLIN LABS, INC.
By:
Name:
Title:

Signature Page to Voting and Support Agreement

Annex E-6

SELLERS:
[•]
By:
Name:
Title:

Signature Page to Voting and Support Agreement

Annex E-7

SCHEDULE I

Sellers

[•]

Annex E-8

ANNEX F

OPINION OF NEWBRIDGE SECURITIES CORPORATION

August 8th, 2025

PRIVATE & CONFIDENTIAL

For the Board of Directors of Bleichroeder Acquisition Corp. I (NASDAQ:BACQ)
1345 Avenue of the Americas, Floor 47 | New York, NY | 10105 | United States

We understand that Bleichroeder Acquisition Corp. I (NASDAQ:BACQ), a publicly traded company that is a Cayman Islands exempted company (“BACQ”), is considering entering into a Business Combination Agreement (the “Business Combination Agreement”) with Merlin Labs, Inc. a private company incorporated in the State of Delaware (United States) (“MLI”), (the “Transaction”). In connection with the closing of the Transaction (the “Closing”), BACQ will be renamed Merlin Labs, Inc. (or such other name as may be agreed by BACQ and MLI) (“PubCo”). Capitalized terms used herein but not defined have the meanings given to them in the Business Combination Agreement.

The Business Combination Agreement provides that, at the Closing, a wholly-owned subsidiary of BACQ will be merged with and into MLI, with MLI being the surviving corporation, in connection with which (i) the non-option equity securities of MLI (excluding the Pre-Funded Convertible Notes and the Company Pre-Funded Convertible Note Investor Warrants) shall be converted into shares of common stock of MLI which shall thereafter automatically be cancelled and exchanged for the right to receive a certain number of shares of Domesticated Purchaser Common Stock and (ii) the options of MLI will be automatically cancelled and converted into a certain number of options of BACQ, with the total number such shares of Domesticated Purchaser Common Stock to be either received (pursuant to clause (i)) or issuable upon exercise of such options of PubCo received (pursuant to clause (ii)) equal to the quotient of $800,000,000 divided by the price at which each Class A ordinary shares, par value $0.0001 per share, of BACQ, that were initially issued as part of the units sold in the BACQ’s initial public offering (the “Public Shares”) may be redeemed pursuant to the pre-closing redemption (such quotient, the “Total Pre-Money Consideration”), in each case, on the terms and conditions described in the Business Combination Agreement.

The Business Combination Agreement also provides that, at the Closing, (i) each Pre-Funded Convertible Note will convert into a number of shares of Domesticated Purchaser Preferred Stock equal to the quotient of the total outstanding principal and accrued and unpaid interest on such Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-PIPE Securities Purchase Agreement) or $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-PIPE Note Purchase Agreement) and (ii) each Company Pre-Funded Convertible Note Investor Warrant will convert into a warrant to purchase a number of shares of Domesticated Purchaser Common Stock equal to the quotient of the aggregate exercise price of such Company Pre-Funded Convertible Note Investor Warrant immediately prior to the Closing, divided by $12.00 (with respect to the Pre-Funded Convertible Note Investor Warrants sold pursuant to the Pre-PIPE Securities Purchase Agreement) or $10.20 (with respect to the Pre-Funded Convertible Note Investor Warrants sold pursuant to the Pre-PIPE Note Purchase Agreement).

The Board of Directors, acting through the independent Special Committee of the Board of Directors, has retained Newbridge Securities Corporation to render an opinion as to whether, on the date of August 8th, 2025, each of (i) the Total Pre-Money Consideration to be paid by BACQ in the Transaction is fair, from a financial point of view, to the BACQ Unaffiliated Shareholders (defined as BACQ’s shareholders other than (a) Bleichroeder Sponsor 1 LLC (the “Sponsor”), (b) Inflection Point Fund I, LP (“Inflection Point”), (c) officers, directors or affiliates of BACQ, the Sponsor or Inflection Point, and (d) holders of Public Shares who elect to redeem their shares prior to or in connection with the Transaction), and (ii) MLI has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by BACQ in its trust account (the “Trust Account”) for the benefit of BACQ’s public shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement.

Annex F-1

We have not been requested to opine to, and our Opinion (as defined below) does not in any manner address, the underlying business decision of BACQ to enter into the Business Combination Agreement. Our Opinion does not address the relative merits of entering into the Business Combination Agreement as compared to any alternative business strategy that might exist for BACQ.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Newbridge will receive a fee and reimbursement of its expenses for such services. In addition, BACQ has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Business Combination Agreement.

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in BACQ.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed various drafts of the Business Combination Agreement;

•        reviewed BACQ’s publicly available last three fiscal quarters of historical financial results, (Q3-2024 – Q1-2025);

•        reviewed publicly available financial information of BACQ filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between November 1st, 2024, through August 7th, 2025;

•        conducted discussions with BACQ’s management team to better understand BACQ’s recent business history, and near-term financials;

•        reviewed the draft investor presentation, dated August 2025, describing MLI’s history, business and operations, strategy and the Transaction;

•        conducted discussions with MLI’s management team to better understand MLI’s recent business history;

•        reviewed MLI’s unaudited financial information for FY-2024;

•        reviewed MLI’s financial projections for 2025 and 2026 and drivers of growth;

•        performed a Public Company Comparable analysis of similar companies to MLI, that included variables such as companies trading on a U.S. stock exchange, and have businesses in the “Defense – Advanced Aircraft”, “Military Defense Software”, and “Autonomous Software” sectors to attain 2026E Enterprise Value/Revenue multiples; and

•        performed an M&A transaction comparable analysis of similar companies to MLI that operate globally, and operate in the “Autonomous Hardware sector, to derive certain implied historical Enterprise Value/Revenue multiples.

Annex F-2

In forming our Opinion, we have had full access to, and full cooperation from, the management team of both BACQ and MLI to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of BACQ and MLI provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management team of BACQ and MLI, as applicable, as to the future financial performance of BACQ and MLI without and subsequent to entering into the Business Combination Agreement.

This Opinion is solely for the use of the Board of Directors of Bleichroeder Acquisition Corp. I (NASDAQ:BACQ), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with BACQ may be included in, filings made by BACQ with the U.S. Securities & Exchange Commission as well as any proxy statement or similar disclosure document delivered to the stockholders of BACQ and MLI.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, on the date hereof, (i) the Total Pre-Money Consideration to be paid by BACQ in the Transaction is fair, from a financial point of view, to the BACQ Unaffiliated Shareholders and (ii) MLI has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by BACQ in its Trust Account for the benefit of the holders of BACQ’s Public Shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement (the “Opinion”).

Sincerely,

Newbridge Securities Corporation

Chad D. Champion

Senior Managing Director

Head of Equity Capital Markets & Investment Banking

Annex F-3

ANNEX G

MERLIN, INC.
2026 INCENTIVE AWARD PLAN

ARTICLE I.
Purpose

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.

ARTICLE II.
Eligibility

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.

ARTICLE III.
Administration and Delegation

3.1         Administration. The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.

3.2         Appointment of Committees. To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such committee or Committee and/or re-vest in itself any previously delegated authority at any time.

ARTICLE IV.
Stock Available for Awards

4.1         Number of Shares. Subject to adjustment under Article VIII and the terms of this Article IV, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be equal to the Overall Share Limit. As of the Effective Date, the Company will cease granting awards under the Prior Plan; however, the Prior Plan Awards will remain subject to the terms of the Prior Plan. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares. Shares issued under the Plan will be shares of Common Stock.

4.2         Share Recycling. If all or any part of an Award or a Prior Plan Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Award grants under the Plan. Further, the following Shares will, as applicable, become or again be available for Award grants under the Plan: (a) Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award or Prior Plan Award and/or to satisfy any applicable tax withholding obligation with respect to an Award or Prior Plan Award (including Shares retained by the Company from the Award or Prior Plan Award being exercised or purchased and/or creating the tax obligation), (b) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof and (c) Shares purchased on the open market with the cash proceeds from the exercise of Options. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit. Further notwithstanding

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anything to the contrary contained herein, no Shares shall again be available for future grants of Awards under the Plan pursuant to this Article IV to the extent that such return of shares would cause the Plan to be a “formula” plan or constitute a “material revision” or “material amendment” subject to stockholder approval under the requirements of the established stock exchange on which the Company’s securities are traded.

4.3         Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than 100,000,000 Shares may be issued pursuant to the exercise of Incentive Stock Options.

4.4         Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants or Directors prior to such acquisition or combination.

4.5         Non-Employee Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that, commencing with the calendar year following the calendar year in which the Effective Date occurs, the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director with respect to any fiscal year of the Company may not exceed $750,000 (increased to $1,000,000 in a non-employee Director’s initial calendar year of service as a non-employee director or any calendar year during which a non-employee Director serves as chair of the Board or lead independent Director), which limits shall not apply to the compensation for any non-employee Director of the Company who serves in any capacity in addition to that of a non-employee Director for which he or she receives additional compensation. The Administrator may make exceptions to this limit for individual non-employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee Directors.

ARTICLE V.
Stock Options and Stock Appreciation Rights

5.1         General. The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock

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Appreciation Right is exercised. Such amount shall be subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

5.2         Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. The exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or a Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.

5.3         Duration. Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, subject to Section 5.6, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (i) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right shall be extended until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term of the applicable Option or Stock Appreciation Right. Notwithstanding the foregoing, to the extent permitted under Applicable Laws, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines.

5.4         Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.

5.5         Payment Upon Exercise. Subject to Sections 9.10 and 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:

(a)         cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

(b)         if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (i) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (ii) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;

(c)         to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;

(d)         to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e)         to the extent permitted by the Administrator, delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or

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(f)          to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.

5.6         Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

ARTICLE VI.
Restricted Stock; Restricted Stock Units

6.1         General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement.

6.2         Restricted Stock.

(a)         Dividends. Subject to the terms of this Section 6.2(a), Participants holding Shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid. Notwithstanding anything to the contrary herein, with respect to any award of Restricted Stock, dividends which are paid to holders of Common Stock prior to vesting shall only be paid out to a Participant holding such Restricted Stock to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable.

(b)         Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.

6.3         Restricted Stock Units.

(a)         Settlement. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.

(b)         Stockholder Rights. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.

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ARTICLE VII.
Other Stock or Cash Based Awards; Dividend equivalents

7.1         Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines.

7.2         Dividend Equivalents. A grant of Restricted Stock Units or Other Stock or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award shall only be paid out to a Participant to the extent that the vesting conditions are subsequently satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable, unless determined otherwise by the Administrator or unless deferred in a manner intended to comply with Section 409A.

ARTICLE VIII.
Adjustments for Changes in Common Stock
and Certain Other Events

8.1         Equity Restructuring.

(a)         In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include (if applicable) adjusting the number and type of securities subject to each outstanding Award, adjusting the Award’s exercise price, grant price and/or applicable performance goals, granting new Awards to Participants, and/or making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

8.2         Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken in connection with the occurrence of such transaction or event (any action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:

(a)         To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested

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portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment; provided, further, that Awards held by members of the Board will be deemed settled in Shares on or immediately prior to the applicable event if the Administrator takes action under this clause (a);

(b)         To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c)         To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, or equivalent value thereof in cash, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d)         To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;

(e)         To replace such Award with other rights or property selected by the Administrator; and/or

(f)          To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

8.3         Effect of a Change in Control. Notwithstanding the provisions of Section 8.2, if a Change in Control occurs and a Participant’s Awards are not continued, converted, assumed, or replaced with a substantially similar award by (a) the Company, or (b) a successor entity or its parent or subsidiary (an “Assumption” or “Assumed”), and provided that the Participant has not had a Termination of Service, then, immediately prior to the Change in Control, such Awards shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Awards shall lapse, in which case, such Awards shall be canceled upon the consummation of the Change in Control in exchange for the right to receive the Change in Control consideration payable to other holders of Common Stock (i) which may be on such terms and conditions as apply generally to holders of Common Stock under the Change in Control documents (including, without limitation, any escrow, earn-out or other deferred consideration provisions) or such other terms and conditions as the Administrator may provide, and (ii) determined by reference to the number of Shares subject to such Awards and net of any applicable exercise price; provided that to the extent that any Awards constitute “nonqualified deferred compensation” that may not be paid upon the Change in Control under Section 409A without the imposition of taxes thereon under Section 409A, the timing of such payments shall be governed by the applicable Award Agreement (subject to any deferred consideration provisions applicable under the Change in Control documents); and provided, further, that if the amount to which a Participant would be entitled upon the settlement or exercise of such Award at the time of the Change in Control is equal to or less than zero, then such Award may be terminated without payment. An Award will be considered replaced with a substantially similar award if the Award is exchanged for an amount of cash or other property with a value equal to the amount that could have been obtained upon the settlement of such Award in such Change in Control (as determined by the Administrator), even if such cash or other property payable with respect to the unvested portion of such Award remains subject to similar vesting provisions following such Change in Control. Notwithstanding the foregoing, the Administrator will have full and final authority to determine whether an Assumption of an Award has occurred in connection with a Change in Control.

8.4         Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.

8.5         General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1

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or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.

ARTICLE IX.
General Provisions Applicable to Awards

9.1         Transferability. Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain Designated Beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. Any permitted transfer of an Award hereunder shall be without consideration, except as required by Applicable Law. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.

9.2         Documentation. Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan (including vesting conditions, which may be based wholly or in part on the achievement of specified Performance Criteria).

9.3         Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

9.4         Termination of Status. The Administrator will determine how the disability, death, retirement, an authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.

9.5         Withholding. Each Participant must pay the Company or a Subsidiary, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company or any Subsidiary may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company or a Subsidiary after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. In the absence of a contrary determination by the Company or a Subsidiary (or, with respect to withholding pursuant to clause (ii) below with respect to Awards held by individuals subject to Section 16 of the Exchange Act, a contrary determination by the Administrator), all tax withholding obligations will be calculated based on the minimum applicable statutory withholding rates. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their fair market value on the date of delivery, (iii) subject to Section 9.10, if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the

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extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (ii) of the immediately preceding sentence shall be limited to the number of Shares which have a fair market value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory withholding rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America). Subject to Section 9.10, if any tax withholding obligation will be satisfied under clause (ii) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

9.6         Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may, without the approval of the stockholders of the Company, reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.

9.7         Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

9.8         Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

9.9         Cash Settlement. Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.

9.10       Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all Participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

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ARTICLE X.
Miscellaneous

10.1       No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.

10.2       No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

10.3       Effective Date and Term of Plan. Unless earlier terminated by the Board, the Plan will become effective on the date of the consummation of the transactions contemplated by the Business Combination Agreement (the “Effective Date”) and will remain in effect until terminated by the Administrator in accordance with the Plan. Notwithstanding anything to the contrary in the Plan, an Incentive Stock Option may not be granted under the Plan after 10 years from the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s stockholders approved the Plan. Notwithstanding anything to the contrary contained herein, if the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.

10.4       Amendment of Plan. The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment to the Plan, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

10.5       Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

10.6       Section 409A.

(a)         General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b)         Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s

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“separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.” Furthermore, notwithstanding any contrary provision of the Plan or any Award Agreement, any payment of “nonqualified deferred compensation” under the Plan that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.

(c)         Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

10.7       Limitations on Liability. Notwithstanding any other provisions of the Plan, and to the fullest extent permitted by Applicable Laws and the Company’s certificate of incorporation and bylaws, (a) no individual acting as a director, officer, other employee or agent of the Company or a Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary and (b) the Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

10.8       Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

10.9       Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with the Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 10.9, the Company may cancel Participant’s ability to

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participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

10.10     Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

10.11     Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.

10.12     Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

10.13     Clawback Provisions. All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by Participant upon any receipt or exercise of any Award or upon the receipt or sale of any Shares underlying the Award) shall be subject to the provisions of any clawback policy implemented by the Company, including, without limitation, the Company’s Policy for Recovery of Erroneously Awarded Compensation and any other clawback policy adopted to comply with Applicable Laws, as and to the extent set forth in such clawback policy or the Award Agreement.

10.14     Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if there is any conflict, the Plan’s text, rather than such titles or headings, will control.

10.15     Conformity to Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

10.16     Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

ARTICLE XI.
Definitions

As used in the Plan, the following words and phrases will have the following meanings:

11.1       “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

11.2       “Applicable Laws” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether U.S. or non-U.S. federal, state or local; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

11.3       “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents, or Other Stock or Cash Based Awards.

11.4       “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

11.5       “Board” means the Board of Directors of the Company.

11.6       “Business Combination Agreement” means that certain Business Combination Agreement, dated as of August 13, 2025, by and among Bleichroeder Acquisition Corp. I, IPDX Merger Sub, Inc., and the Company.

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11.7       “Cause” means, in respect of a Participant, either (a) the definition of “Cause” contained in the Participant’s Award Agreement or an effective, written service or employment agreement between the Participant and the Company or a Subsidiary of the Company; or (b) if no such agreement exists or such agreement does not define Cause, then Cause shall mean (i) the Participant’s unauthorized use or disclosure of confidential information or trade secrets of the Company or any of its Subsidiaries or any material breach of a written agreement between the Participant and the Company or any of its Subsidiaries, including without limitation a material breach of any employment, confidentiality, non-compete, non-solicit or similar agreement; (ii) the Participant’s commission of, indictment for or the entry of a plea of guilty or nolo contendere by the Participant to, a felony under the laws of the United States or any state thereof or any crime involving dishonesty or moral turpitude (or any similar crime in any jurisdiction outside the United States); (iii) the Participant’s negligence or willful misconduct in the performance of the Participant’s duties or the Participant’s willful or repeated failure or refusal to substantially perform assigned duties; (iv) any act of fraud, embezzlement, material misappropriation or dishonesty committed by the Participant against the Company or any of its Subsidiaries; or (v) any acts, omissions or statements by a Participant which the Company determines to be materially detrimental or damaging to the reputation, operations, prospects or business relations of the Company or any of its Subsidiaries. The findings and decision of the Administrator with respect to any Cause determination will be final and binding for all purposes.

11.8       “Change in Control” means and includes each of the following:

(a)         A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b)           During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c)         The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)          which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)         after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in

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subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award (or portion thereof) if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

11.9       “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

11.10     “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

11.11     “Common Stock” means the common stock of the Company, par value $0.0001 per share.

11.12     “Company” means Merlin, Inc., a Delaware corporation, or any successor.

11.13     “Consultant” means any consultant or advisor engaged by the Company or any of its Subsidiaries to render services to such entity, in each case that can be granted an Award that is eligible to be registered on a Form S-8 Registration Statement.

11.14     “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

11.15     “Director” means a Board member.

11.16     “Disability” means a permanent and total disability under Section 22(e)(3) of the Code, as amended.

11.17     “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

11.18     “Employee” means any employee of the Company or any of its Subsidiaries.

11.19     “Equity Restructuring” means, as determined by the Administrator, a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization, or a large, nonrecurring cash dividend, that affects the shares of Common Stock (or other securities of the Company) or the share price of Common Stock (or other securities of the Company) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

11.20     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

11.21     “Fair Market Value” means, as of any date, the value of a Share determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

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11.22     “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.

11.23     “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.

11.24     “Non-Qualified Stock Option” means an Option, or portion thereof, not intended or not qualifying as an Incentive Stock Option.

11.25     “Option” means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Stock Option.

11.26     “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.

11.27     “Overall Share Limit” means the sum of (a) [_____]1 Shares; (b) an annual increase on the first day of each calendar year beginning on and including January 1, 2027 and ending on and including January 1, 2036, equal to (i) a number of Shares equal to 5% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year, or (ii) such smaller number of Shares as is determined by the Board and (c) any Shares subject to Prior Plan Awards that become available for issuance under the Plan on or following the Effective Date pursuant to Section 4.2 (which shall not exceed [_____]2 Shares).

11.28     “Participant” means a Service Provider who has been granted an Award.

11.29     “Performance Criteria” mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human capital management (including diversity and inclusion); supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising

____________

1        NTD: To equal 10% of the Fully-Diluted Shares outstanding (assuming all Shares reserved under the Plan have been issued) as of immediately following the Business Combination closing. “Fully-Diluted Shares” means as of any given date, (a) shares of Preferred Stock and Common Stock outstanding on such date, (b) shares of Common Stock subject to compensatory equity awards (including stock options and restricted stock units) outstanding on such date, with performance-based compensatory equity awards calculated at the “target” level of performance and (c) shares issuable upon the exercise or settlement of other equity securities with respect to which shares of Common Stock have not actually been issued and the conversion of all convertible securities into shares of Common Stock, in each case, counted on an as-converted-to shares of Common Stock basis.

2        NTD: To equal the number of shares subject to awards outstanding under the 2018 Plan on the Effective Date.

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transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

11.30     “Plan” means this 2026 Incentive Award Plan.

11.31     “Prior Plan” means the Merlin, Inc. 2018 Equity Incentive Plan, as amended.

11.32     “Prior Plan Award” means an award outstanding under the Prior Plan as of the Effective Date.

11.33     “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.34     “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.35     “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

11.36     “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

11.37     “Securities Act” means the Securities Act of 1933, as amended.

11.38     “Service Provider” means an Employee, Consultant or Director.

11.39     “Share” means a share of Common Stock.

11.40     “Stock Appreciation Right” means a stock appreciation right granted under Article V.

11.41     “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

11.42     “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

11.43     “Termination of Service” means the date the Participant ceases to be a Service Provider.

* * * * *

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ANNEX H

MERLIN, INC.
2026 EMPLOYEE STOCK PURCHASE PLAN

Article I.
PURPOSE

The purposes of this Merlin, Inc. 2026 Employee Stock Purchase Plan (as it may be amended or restated from time to time, the “Plan”) are to assist Eligible Employees of Merlin, Inc., a Delaware corporation (the “Company”), and its Designated Subsidiaries in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, and to help Eligible Employees provide for their future security and to encourage them to remain in the employment of the Company and its Designated Subsidiaries.

Article II.
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates. Masculine, feminine and neuter pronouns are used interchangeably and each comprehends the others.

2.1         “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article XI. The term “Administrator” shall refer to the Committee unless the Board has assumed the authority for administration of the Plan as provided in Article XI.

2.2         “Applicable Law” shall mean any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether U.S. or non-U.S. federal, state or local; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.3         “Board” shall mean the Board of Directors of the Company.

2.4         “Change in Control” shall mean and include each of the following:

(a)         A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b)         During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

Annex H-1

(c)         The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)          which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)         after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any portion of any right that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in subsection (a), (b) or (c) with respect to such right (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such right (or portion thereof) if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.5         “Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations issued thereunder.

2.6         “Common Stock” shall mean the common stock of the Company, par value of $0.0001 per share, and such other securities of the Company that may be substituted therefor pursuant to Article VIII.

2.7         “Company” shall mean Merlin, Inc., a Delaware corporation, or any successor.

2.8         “Compensation” of an Eligible Employee shall mean, unless otherwise specified in the Offering Document, the gross cash compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, including prior week adjustment, and any salary or wages coded as “sick pay,” “holiday pay,” “vacation pay,” “jury duty pay” or “bereavement pay” in the Company’s payroll system, in each case, if applicable, but excluding periodic (e.g., annual or quarterly) bonuses, one-time bonuses (e.g., retention or sign on bonuses), commissions, overtime payments (including payments in lieu of meal breaks), military leave pay, education or tuition reimbursements, travel expenses, business and moving reimbursements, income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units or other compensatory equity awards, fringe benefits, other special payments and all contributions made by the Company or any Designated Subsidiary for the Employee’s benefit under any employee benefit plan now or hereafter established.

2.9         “Designated Subsidiary” shall mean any Subsidiary designated by the Administrator in accordance with Section 11.2(b).

2.10       “Effective Date” shall mean the date the Plan is approved by the Company’s stockholders.

Annex H-2

2.11       “Eligible Employee” shall mean:

(a)         An Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of Common Stock and other stock of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing sentence, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

(b)         Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years), (iii) such Employee’s customary employment is for 20 hours or less per week, (iv) such Employee’s customary employment is for less than five months in any calendar year and/or (v) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Common Stock under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Common Stock under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

2.12       “Employee” shall mean individual who renders services to the Company or any Designated Subsidiary as an employee within the meaning of Section 3401(c) of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period.

2.13       “Enrollment Date” shall mean the first Trading Day of each Offering Period, unless otherwise specified in the Offering Document.

2.14       “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.15       “Fair Market Value” shall mean, as of any date, the value of a Share determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

2.16       “Offering Document” shall have the meaning given to such term in Section 4.1.

2.17       “Offering Period” shall have the meaning given to such term in Section 4.1.

2.18       “Parent” shall mean any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.19       “Participant” shall mean any Eligible Employee who has executed a subscription or enrollment agreement and been granted rights to purchase Common Stock pursuant to the Plan.

2.20       “Plan” shall mean this Merlin, Inc. 2026 Employee Stock Purchase Plan, as it may be amended from time to time.

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2.21       “Purchase Date” shall mean the last Trading Day of each Purchase Period, unless otherwise specified in the Offering Document.

2.22       “Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no Purchase Period is designated by the Administrator in the applicable Offering Document, the Purchase Period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.

2.23       “Purchase Price” shall mean the purchase price designated by the Administrator in the applicable Offering Document (which purchase price shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.24       “Securities Act” shall mean the Securities Act of 1933, as amended.

2.25       “Share” shall mean a share of Common Stock.

2.26       “Subsidiary” shall mean any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary.

2.27       “Trading Day” shall mean a day on which national stock exchanges in the United States are open for trading.

Article III.
SHARES SUBJECT TO THE PLAN

3.1         Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be [_____]1 Shares. In addition, subject to Article VIII, on the first day of each calendar year beginning on and including January 1, 2027 and ending on and including January 1, 2036, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to (a) a number of Shares equal to 1% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year or (b) such smaller number of Shares as is determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Plan shall not exceed an aggregate of 100,000,000 Shares, subject to Article VIII.

3.2         Stock Distributed. Any Common Stock distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Common Stock, treasury stock or Common Stock purchased on the open market.

____________

1        NTD: To equal 1.5% of the Fully-Diluted Shares outstanding (assuming all Shares reserved under the Merlin, Inc. 2026 Incentive Award Plan have been issued) as of immediately following the Business Combination closing. “Fully-Diluted Shares” means as of any given date, (a) shares of Preferred Stock and Common Stock outstanding on such date, (b) shares of Common Stock subject to compensatory equity awards (including stock options and restricted stock units) outstanding on such date, with performance-based compensatory equity awards calculated at the “target” level of performance and (c) shares issuable upon the exercise or settlement of other equity securities with respect to which shares of Common Stock have not actually been issued and the conversion of all convertible securities into shares of Common Stock, in each case, counted on an as-converted-to shares of Common Stock basis.

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Article IV.
Offering Periods; Offering Documents; Purchase dates

4.1         Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate. The Administrator shall establish in each Offering Document one or more Purchase Periods during such Offering Period during which rights granted under the Plan shall be exercised and purchases of Shares carried out during such Offering Period in accordance with such Offering Document and the Plan. The provisions of separate Offering Periods under the Plan need not be identical.

4.2         Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a)         the length of the Offering Period, which period shall not exceed 27 months;

(b)         the length of the Purchase Period(s) within the Offering Period;

(c)         in connection with each Offering Period that contains only one Purchase Period the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be 5,000 Shares;

(d)         in connection with each Offering Period that contains more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by any Eligible Employee during each Purchase Period, which, in the absence of a contrary designation by the Administrator, shall be 5,000 Shares; and

(e)         such other provisions as the Administrator determines are appropriate, subject to the Plan.

Article V.
ELIGIBILITY AND PARTICIPATION

5.1         Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and the limitations imposed by Section 423(b) of the Code.

5.2         Enrollment in Plan.

(a)         Except as otherwise set forth herein or in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription or enrollment agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.

(b)         Except as otherwise determined by the Administrator, each subscription or enrollment agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each payday during the Offering Period as payroll deductions under the Plan. The designated percentage may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 20% in the absence of any such designation). The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c)         A Participant may be allowed to decrease or increase the percentage of Compensation designated in his or her subscription or enrollment agreement, or may suspend his or her payroll deductions, at any time during an Offering Period (any such decrease, increase or suspension, a “Contribution Change”) subject to any limits as set forth in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall not be allowed any Contribution Changes during an Offering Period with respect to such Offering Period). Any such Contribution Change shall be effective with the first full payroll period following 10 business days after the Company’s receipt of the new subscription or enrollment agreement (or such shorter or longer period as may

Annex H-5

be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.

(d)         Except as otherwise set forth in Section 5.8 or in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3         Payroll Deductions. Except as otherwise provided in the applicable Offering Document, Section 5.8 or as determined by the Administrator, payroll deductions for a Participant shall commence on the first payday following the Enrollment Date and shall end on the last payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively.

5.4         Effect of Enrollment. A Participant’s completion of a subscription or enrollment agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription or enrollment agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

5.5         Limitation on Purchase of Common Stock. An Eligible Employee may be granted rights under the Plan only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6         Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7         Foreign Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, such special terms may not be more favorable than the terms of rights granted under the Plan to Eligible Employees who are residents of the United States. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Plan as in effect for any other purpose. No such special terms, supplements, amendments or restatements shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company. Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.

5.8         Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal payday equal to his or her authorized payroll deduction.

Annex H-6

Article VI.
grant and Exercise of rights

6.1         Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earliest of: (x) the last Purchase Date of such Offering Period, (y) last day of such Offering Period and (z) the date on which such Participant withdraws in accordance with Section 7.1 or Section 7.3.

6.2         Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash remaining after the purchase of Shares upon exercise of a purchase right (including any cash in lieu of fractional Shares) shall be returned to the Participant in one lump sum payment in a subsequent payroll check; provided, however, that the Administrator may provide in the applicable Offering Document that cash in lieu of fractional Shares should be carried forward and applied toward the purchase of whole Shares for the following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.3         Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant, without interest, in one lump sum in cash as soon as reasonably practicable after the Purchase Date, or such earlier date as determined by the Administrator.

6.4         Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

6.5         Conditions to Issuance of Common Stock. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions:

(a)         The admission of such Shares to listing on all stock exchanges, if any, on which the Common Stock is then listed;

(b)         The completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable;

Annex H-7

(c)         The obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d)         The payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and

(e)         The lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

Article VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1         Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than two weeks prior to the end of the Offering Period or, if earlier, the end of the Purchase Period (or such shorter or longer period as may be specified by the Administrator in the Offering Document). All of the Participant’s payroll deductions credited to his or her account during the Offering Period not yet used to exercise his or her rights under the Plan shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant is an Eligible Employee and timely delivers to the Company a new subscription or enrollment agreement.

7.2         Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3         Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated.

Article VIII.
Adjustments upon Changes in Stock

8.1         Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), Change in Control, reorganization, merger, amalgamation, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Common Stock such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2         Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever

Annex H-8

the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a)         To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b)         To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c)         To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d)         To provide that Participants’ accumulated payroll deductions may be used to purchase Common Stock prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e)         To provide that all outstanding rights shall terminate without being exercised.

8.3         No Adjustment Under Certain Circumstances. No adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4         No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

Article IX.
Amendment, modification and termination

9.1         Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII); (b) change the Plan in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4); or (c) change the Plan in any manner that would cause the Plan to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

9.2         Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, to the extent permitted by Section 423 of the Code, the Administrator shall be entitled to change or terminate the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

Annex H-9

9.3         Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)         altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b)         shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and

(c)         allocating Shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

9.4         Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon.

Article X.
TERM OF PLAN

The Plan shall be effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the stockholders of the Company within 12 months following the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such stockholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

Article XI.
ADMINISTRATION

11.1       Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan) (such committee, the “Committee”). The Board may at any time vest in the Board any authority or duties for administration of the Plan.

11.2       Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a)         To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b)         To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.

(c)         To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(d)         To amend, suspend or terminate the Plan as provided in Article IX.

(e)         Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

11.3       Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription or enrollment agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

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Article XII.
MISCELLANEOUS

12.1       Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the Applicable Laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2       Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3       Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4       Designation of Beneficiary.

(a)         A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

(b)         Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

12.5       Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6       Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under this Plan so that this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of this Plan that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code.

12.7       Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8       Reports. If required by Applicable Law, statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

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12.9       No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to employment or service with (or to remain in the employ of) the Company or any Parent or Subsidiary thereof or affect the right of the Company or any Parent or Subsidiary thereof to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.10     Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

12.11     Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

12.12     Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

* * * * *

Annex H-12

ANNEX I

MERLIN LABS, INC.
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
12.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 151(g) OF THE
DELAWARE GENERAL CORPORATION LAW

The undersigned, [•], does hereby certify that:

1.           He is the Chief Executive Officer of Merlin Labs, Inc., a Delaware corporation (the “Corporation”).

2.           The Corporation is authorized to issue [•] shares of preferred stock, none of which have been issued.

3.           The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of [•] shares, $0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to [•] shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF 12.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

Section 1.            Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Accrued Dividend” shall have the meaning set forth in Section 3(a).

“Accrued Value” means, as of any date, with respect to each share of Preferred Stock as of the determination date, the sum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock, of (i) the Stated Value per share of Preferred Stock, plus (ii) the aggregate amount of any accrued PIK Dividends on such share of Preferred Stock as of such date, plus (iii) on each Semi-Annual Dividend Date and on a cumulative basis, an additional amount equal to the dollar value of all Cash Dividends that have accrued on such share pursuant to Section 3(b), but only to the extent such Cash Dividends have not been paid, whether or not declared, but that have not, as of such date, been added to the Accrued Value.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7(f).

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“Annual Rate” means with respect to a PIK Dividend, 12.0% of the Accrued Value and with respect to a Cash Dividend, 10% of the Accrued Value.

“Attribution Parties” shall have the meaning set forth in Section 6(d).

“Available Proceeds” shall have the meaning set forth in Section 5(c)(i).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6(d).

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of August 13, 2025, by and among the Corporation (or its predecessor), IPDX Merger Sub, Inc. and Merlin Labs. Inc., as it may be further amended, modified or supplemented from time to time.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Buy-In” shall have the meaning set forth in Section 6(c)(iv).

“Cash Dividend” shall have the meaning set forth in Section 3(a).

“Closing” means the closing of the Business Combination.

“Closing Date” means the Trading Day on which the Business Combination is consummated.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common stock, par value $0.0001 per share, of the Corporation and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation that would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock;

“Corporation Notice” shall have the meaning set forth in Section 8(a).

“Deemed Liquidation Event” means: (i) a merger or consolidation in which (a) the Corporation is a constituent party or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation; provided, that, a Deemed Liquidation Event shall not include any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following

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such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) (a) the sale, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (b) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale is to a wholly owned subsidiary of the Corporation.

“Delaware Courts” shall have the meaning set forth in Section 9(d).

“Dilutive Issuance” shall have the meaning set forth in Section 7(c).

“Distribution” shall have the meaning set forth in Section 7(e).

“Effective Date” means the date that the Registration Statement filed by the Corporation pursuant to the Registration Rights Agreement is first declared effective by the Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) any securities of the Corporation to employees, officers or directors, consultants, contractors, vendors or other agents of the Corporation pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Corporation, (b) securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Purchase Agreements or the Business Combination Agreement and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the Closing Date, provided that such securities have not been amended since the Closing Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations and automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such securities which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein) or to extend the term of such securities, (c) the Conversion Shares, (d) securities issued pursuant to any merger, acquisition or strategic transaction or partnership approved by a majority of the directors of the Corporation, provided that (i) such securities are issued as “restricted securities” (as defined in Rule 144) or are issued pursuant to an effective registration statement pursuant to the Securities Act and (ii) any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds and (e) any securities issued by the corporation pursuant to any legal settlement or similar arrangement agreed or entered into by the Corporation, provided that, in the aggregate, not more than [ • ]1 shares of Common Stock are issued or deemed issued or issuable upon conversion, settlement, exercise or exchange of any such securities that are Options or Convertible Securities, but any such Exempt Issuance shall not include a transaction in which the Corporation is issuing securities (i) primarily for the purpose of raising capital, including an at-the-market offering, or (ii) to an entity whose primary business is investing in securities.

“Floor Price” means the lesser of (i) $5.00 (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the date of the Purchase Agreement) and (ii) the Conversion Price then in effect.

“Fundamental Transaction” shall have the meaning set forth in Section 7(f).

“Holder” shall have the meaning set forth in Section 2(a).

____________

1        NTD: To be equal to $1,000,000 divided by the Redemption price.

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“Junior Securities” shall have the meaning set forth in Section 5(a).

“New Issuance Price” shall have the meaning set forth in Section 7(c).

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

“Option Value” means the value of an Option based on the Black-Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iii) the underlying price per share used in such calculation shall be the highest weighted average price of the Common Stock during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow and (v) a 360 day annualization factor, provided, however, in case any Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction, in no event shall the Option Value exceed a fraction of the aggregate consideration received (excluding the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities) equal to (1) the number of shares of common stock underlying such Option divided by (2) the total number of shares of Common Stock issued or issuable in the integrated transaction (including the number of shares underlying such Option).

“Original Issue Date” means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PIK Dividend” shall have the meaning set forth in Section 3(a).

“Preferred Stock” shall have the meaning set forth in Section 2(a).

“Preferred Stock Liquidation Amount” shall have the meaning set forth in Section 5(b)(ii).

“Preferred Stock Register” shall have the meaning set forth in Section 2(b).

“Purchase Agreements” means the several Securities Purchase Agreements, between the Corporation and certain original Holders, as amended, modified or supplemented from time to time in accordance with their respective terms.

“Purchase Rights” shall have the meaning set forth in Section 7(d).

“Redemption Date” shall have the meaning set forth in Section 8(b)(i).

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“Redemption Notice” shall have the meaning set forth in Section 7(c).

“Redemption Price” shall have the meaning set forth in Section 8(b)(i).

“Redemption Request” shall have the meaning set forth in Section 8(b)(i).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Closing Date, among the Corporation, the original Holders and certain other securityholders of the Corporation.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Conversion Shares by each Holder as provided for in the Registration Rights Agreement, including the Initial Registration Statement (as defined in the Registration Rights Agreement) and any additional Registration Statements which may be required thereunder.

“Required Holders” shall have the meaning set forth in Section 4(c).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Semi-Annual Dividend Date” shall mean June 1 and December 1 of each year.

“Share Delivery Date” shall have the meaning set forth in Section 6(c)(i).

“Standard Settlement Period” shall have the meaning set forth in Section 6(c)(i).

“Stated Value” shall have the meaning set forth in Section 2(a).

“Subsidiary” means any subsidiary of the Corporation as of the Closing Date.

“Successor Entity” shall have the meaning set forth in Section 7(f).

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means [•], the current transfer agent of the Corporation, and any successor transfer agent of the Corporation.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for the 20 Trading Days preceding such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for the 20 Trading Days preceding such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the average of the highest closing bid price and the lowest closing ask price of the Common Stock for the 20 Trading Days preceding such date, or (d) in all other cases, the fair

Annex I-5

market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Preferred Stock then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

Section 2.            Designation, Amount and Par Value.

(a)         The series of preferred stock shall be designated as its “12.0% Series A Cumulative Convertible Preferred Stock” (the “Preferred Stock”) and the number of shares so designated shall be up to [•] (which shall not be subject to increase without the written consent of the holders of 50% of the then outstanding Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $12.00 (the “Stated Value”).

(b)         The Corporation shall register, or cause its Transfer Agent to register, shares of the Preferred Stock upon records to be maintained by the Corporation or its Transfer Agent for that purpose (the “Preferred Stock Register”), in the name of the Holders thereof from time to time. The Corporation may deem and treat the registered Holder of shares of Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall register, or cause its Transfer Agent to register, the transfer of any shares of Preferred Stock in the Preferred Stock Register, upon surrender of the certificates evidencing such shares to be transferred, duly endorsed by the Holder thereof, to the Corporation at its address specified herein and after such Holder shall have provided to the Corporation such documentation and legal opinions, if any, as may be reasonably requested by the Corporation (including any documentation required by the Transfer Agent with respect to such transfer). Upon the registration of such transfer, a new certificate (to the extent such shares are certificated) evidencing the shares of Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder, in each case, within three Business Days. The Board of Directors may provide by resolution or resolutions that some or all of the Preferred Stock shall be uncertificated shares. The Corporation shall not be required to register, or cause its Transfer Agent to register, or record any transfer of any shares of the Preferred Stock that would violate, conflict with, or fail to be in compliance with federal or state securities laws.

Section 3.            Dividends.

(a)         From and after the Closing, subject to the terms of this Section 3, cumulative dividends shall accrue on the Accrued Value of each share of Preferred Stock at the Annual Rate. Dividends on each share of Preferred Stock shall be cumulative and shall accrue daily from and after the Closing, but shall compound on a semi-annual basis on each Semi-Annual Dividend Date (each, an “Accrued Dividend”) whether or not earned or declared, and whether or not there are earnings or profits, surplus, or other funds or assets of the Corporation legally available for the payment of dividends. Each Accrued Dividend shall be paid, at the election of the Corporation, (i) in cash (a “Cash Dividend”), or (ii) in kind by increasing the Accrued Value of such share (a “PIK Dividend”).

(b)         The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation ranking junior to the Preferred Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required in this Certificate of Designation or the Corporation’s certificate of incorporation) the Holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Accrued Dividends then accrued on such share of Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A Cumulative Convertible Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series of capital stock of the Corporation ranking junior to the Preferred Stock that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock

Annex I-6

(subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Accrued Value; provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation that is junior to the Preferred Stock, the dividend payable to the Holders of Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

(c)         Subject to Section 5 and Section 7, the Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of Preferred Stock (other than Accrued Dividends), on an as-converted basis, equal to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock.

(d)         Notwithstanding anything to the contrary herein, to the extent that the Holder’s right to participate in any dividend would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such dividend to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such dividend shall be held in abeyance for the benefit of the Holder until such time, if ever, such grant, issuance or sale, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation.

Section 4.            Voting Rights.

(a)         The Holders shall be entitled to notice of any meeting of stockholders of the Corporation and, except as otherwise required by law or as may be provided herein, shall vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote.

(b)         On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of the stockholders of the Corporation (or by written consent in lieu of a meeting), a Holder, together with its Attribution Parties, shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such Holder, together with its Attribution Parties, as are convertible on the record date for determining stockholders entitled to vote on such matter (as adjusted from time to time pursuant to Section 7 hereof and subject to the Beneficial Ownership Limitation), but without regard as to whether sufficient shares of Common Stock are available out of the Corporation’s authorized by unissued stock, for the purpose of effecting the conversion of the Preferred Stock.

(c)         As long as at least 20% or more of the shares of Preferred Stock issued as of the Closing are outstanding, the Corporation shall not, without the affirmative vote or action by written consent of the Holders of a majority of the issued and outstanding shares of the Preferred Stock (the “Required Holders”):

(i)          liquidate, dissolve or wind-up the affairs of the Corporation;

(ii)         amend, alter or repeal the Corporation’s certificate of incorporation or bylaws, this Certificate of Designation or any similar document of the Corporation in a manner that materially and adversely affects the powers, preferences or rights given to the Preferred Stock;

(iii)        create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the Preferred Stock with respect to its rights, preferences and privileges or increase the number of authorized shares of Preferred Stock;

(iv)        except as set forth in Section 3, purchase or redeem or pay any cash dividend on any capital stock of the Corporation ranking junior to the Preferred Stock prior to payment of such cash dividend on the Preferred Stock or purchase or redeem any capital stock of the Corporation ranking junior to the Preferred Stock, other than capital stock repurchased at cost from former employees and consultants in connection with the cessation of their service or pursuant to the terms of any equity incentive plan of the Corporation;

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(v)         enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under the Corporation’s incentive plan, equity plan or equity-based compensation plan or with respect to employment, consulting or award agreements with respect to executive officers of the Corporation, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of the Corporation; or

(vi)        incur or guarantee any indebtedness other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the Preferred Stock shall not be considered indebtedness for purposes of this calculation.

(d)         Notwithstanding anything to the contrary herein, Section 6(d) may not be amended, modified or waived in any manner that materially and adversely affects a Holder of Preferred Stock without such Holder’s consent.

Section 5.            Ranking; Liquidation.

(a)         The Preferred Stock shall rank senior to all of the Common Stock and any other class or series of capital stock of the Corporation currently existing or hereafter authorized, classified or reclassified by the Corporation (collectively, “Junior Securities”), in each case, as to rights to receive dividends or to participate in distributions of assets or payments upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

(b)         Preferential Payments to Holders of Preferred Stock; Distribution of Remaining Assets.

(i)          In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the Holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or other Junior Securities by reason of their ownership thereof, an amount per share equal to the greater of (i) 100% of the Accrued Value on each share of Preferred Stock or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event based on the then effective rate of conversion and without giving effect to the Beneficial Ownership Limitation or any other limitations on conversion set forth herein. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 5(b), the Holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii)         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 5(b)(i), the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 5(b)(i) or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate of Designation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 5(b)(i) and 5(b)(ii) is hereinafter referred to as the “Preferred Stock Liquidation Amount.”

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(c)         Deemed Liquidation Events.

(i)          In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the Delaware General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each Holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such Holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause to require the redemption of such shares of Preferred Stock, and (ii) if the Required Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, or any other expenses associated with the Deemed Liquidation Event or the dissolution of the Corporation, in each case as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each Holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of (i) shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 5(c)(i). Prior to the distribution or redemption provided for in this Section 5(c)(i), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(ii)         In any Deemed Liquidation Event, if Available Proceeds are in a form of property other than in cash, the value of such distribution shall be deemed to be the fair market value of such property. The determination of fair market value of such property shall be made in good faith by the Board of Directors of the Corporation, provided that to the extent such property consists of securities, the fair market value of such securities shall be determined as follows:

For securities not subject to investment letters or other similar restrictions on free marketability covered by Section 5(c)(iii) below, the value shall be the VWAP of such securities.

(iii)        The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to Section 5(c)(ii) above so as to reflect the approximate fair market value thereof.

(iv)        If any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated in accordance with the foregoing Section 5(b) and this Section 5(c) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 5(b) and 5(c) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 5(c)(iv), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

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Section 6.            Conversion.

(a)         Conversions at Option of Holder. Each share of Preferred Stock shall be convertible, at any time and from time to time from and after the Original Issue Date at the option of the Holder thereof, into that number of whole shares of Common Stock (subject to the limitations set forth in Section 6(d)) determined by dividing the Accrued Value of such share of Preferred Stock by the Conversion Price. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), unless the Corporation directs Holders that the Notice of Conversion shall be delivered to the Corporation’s transfer agent. Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by e-mail attachment or by a nationally recognized overnight courier service such Notice of Conversion to the Corporation (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing the shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue. Shares of Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued, and all rights (other than the right to receive the Conversion Shares) with respect to such shares will terminate. The Corporation’s stock ledger and transfer book shall serve as the exclusive record of outstanding shares of Preferred Stock.

(b)         Conversion Price. The initial conversion price is $12.00, subject to adjustment herein (the “Conversion Price”).

(c)         Mechanics of Conversion

(i)          Delivery of Conversion Shares Upon Conversion. Not later than the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder (A) the number of Conversion Shares being acquired upon the conversion of the Preferred Stock, which on or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date, shall be free of restrictive legends and trading restrictions (other than those which may then be required by any Purchase Agreement or any other applicable lock-up agreement or similar agreement) and (B) cash in an amount equal to any accrued and unpaid dividends, if any. On or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date, the Corporation shall deliver the Conversion Shares required to be delivered by the Corporation under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Conversion. Notwithstanding the foregoing, with respect to any Notice(s) of Conversion delivered at or prior to 12:00 p.m. (New York City time) on the Original Issue Date, the Corporation agrees to deliver the Conversion Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Original Issue Date.

(ii)         Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as reasonably directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares, to rescind such conversion, in which event the Corporation shall promptly return to the Holder any original Preferred Stock certificate delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

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(iii)        Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder. In the event a Holder shall elect to convert any or all of the Accrued Value of its Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Preferred Stock of such Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the Accrued Value of Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Corporation fails to deliver to a Holder such Conversion Shares pursuant to Section 6(c)(i) by 10th Trading Day after the Share Delivery Date applicable to such conversion, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Accrued Value of Preferred Stock being converted, $25 per Trading Day (increasing to $50 per Trading Day on the third Trading Day and increasing to $100 per Trading Day on the sixth Trading Day after such damages begin to accrue) for each Trading Day after the 10th Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iv)        Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Corporation fails for any reason unrelated to the actions of the Holder or its Affiliates to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 6(c)(i), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (excluding any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Preferred Stock equal to the number of shares of Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6(c)(i). For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any applicable brokerage

Annex I-11

commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon the request of the Corporation, evidence of the amount of such loss. If a Holder purchases shares of Common Stock having a total purchase price of $9,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the preceding sentence, the Corporation shall not be required to pay Holder any amount. For the avoidance of doubt, in the event of a Buy-In, the Holder shall use commercially reasonable efforts to purchase shares at the lowest available price, paying the lowest reasonably available brokerage commission. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Conversion Shares upon conversion of the shares of Preferred Stock as required pursuant to the terms hereof.

(v)         Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other Holders of the Preferred Stock), not less than such aggregate number of shares of the Common Stock as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of the then outstanding shares of Preferred Stock (assuming for such purpose a Conversion Price equal to the Floor Price and any such conversions are made without regard to any limitations on conversion set forth herein). The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if a Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement (subject to such Holder’s compliance with its obligations under the Registration Rights Agreement).

(vi)        Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share. Notwithstanding anything to the contrary contained herein, but consistent with the provisions of this subsection with respect to fractional Conversion Shares, nothing shall prevent any Holder from converting fractional shares of Preferred Stock.

(vii)       Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(d)         Beneficial Ownership Limitation. A Holder may notify the Corporation in writing in the event it elects to be subject to the provisions contained in this Section 6(d); however, no Holder shall be subject to this Section 6(d) unless he, she or it makes such election. If the election is made, (i) the Corporation shall not effect any conversion of the Preferred Stock, and such Holder shall not have the right to convert

Annex I-12

all or any portion of the Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of 4.9%, 9.9%, 19.9% of the Corporation’s Common Stock (or such other amount as a Holder may specify) (the “Beneficial Ownership Limitation”) and (ii) the Corporation shall not permit the Holder to vote, and such Holder shall not have the right vote pursuant to Section 4(b) of this Certificate of Designation, all or any portion of the Preferred Stock that such Holder is not permitted to convert pursuant to the preceding clause (i) (provided, however, that such Holder shall retain the right to vote pursuant to Section 4(c) of this Certificate of Designation to the extent that retaining such right does not cause such Holder to be deemed to beneficially own Conversion Shares within the meaning of Rule 13d-3 promulgated under the Exchange Act). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Accrued Value of Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6(d) applies, the determination of whether the Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The Holder shall provide the Corporation with any information reasonably requested by the Corporation in connection with this Beneficial Ownership Limitation and the provisions related thereto, in each case with respect to the Corporation’s reporting obligations pursuant to the Securities Act, the Exchange Act, or other federal or state securities regulations. For purposes of this Section 6(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Corporation shall within two Trading Days confirm in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Preferred Stock, by such Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Corporation, a Holder may from time to time increase or decrease the Beneficial Ownership Limitation applicable to such Holder, provided, however, that any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor Holder of Preferred Stock.

Annex I-13

Section 7.            Certain Adjustments.

(a)         Stock Dividends and Stock Splits. If the Corporation, at any time while this Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of, or payment of a dividend on, this Preferred Stock or any cash distributions), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then each of the Conversion Price and the Floor Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)         VWAP Reset. If on the twenty-first trading day following the date that is six months after the Closing Date, the VWAP (the “Measurement Price”) is less than the Conversion Price then in effect, then the Conversion Price then in effect shall be reduced to an amount equal to the greater of (i) the Measurement Price and (ii) $5.00.

(c)         Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Closing Date until the first date on which no shares of Preferred Stock are outstanding the Corporation issues or sells, or in accordance with this Section 7(c) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Corporation, but excluding shares of Common Stock issued or sold, or deemed to have been issued or sold, by the Corporation in connection with any Exempt Issuance) for a consideration per share (the “New Issuance Price”) less than the Conversion Price then in effect (each such issue, sale or deemed issuance or sale, a “Dilutive Issuance”), where the aggregate amount of consideration received by the Corporation, together with all prior issuances and sales conducted for the purpose of raising capital by the Corporation on or after the Closing Date that were excluded from this Section 7(c) by this clause, exceeds $500,000, then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Section 7(c)), the following shall be applicable:

(i)          Options and Convertible Securities. The consideration per share received by the Corporation for Common Stock issued or deemed to have been issued pursuant to Section 7(c)(ii), relating to Options and Convertible Securities, shall be determined by dividing:

a.           the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

b.           the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) deemed to be issued pursuant to Section 7(c)(ii) upon the issuance of such Options or Convertible Securities.

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(ii)         Deemed Issuance of Options and Convertible Securities.

a.           If the Corporation at any time or from time to time shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be outstanding and to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

b.           If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Stock increases or decreases at any time (other than (i) proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 7(a) above and (ii) automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein), the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued or sold. For purposes of this Section 7(c), if the terms of any Option or Convertible Security that was outstanding as of the date of first issuance of a share of Preferred Stock are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 7(c)(ii) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iii)        Calculation of Consideration Received.

a.           In case one or more Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction, (x) each such Option will be deemed to have been issued for the Option Value of such Option and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Corporation less any consideration paid or payable by the Corporation pursuant to the terms of such other securities of the Corporation, less (II) the Option Value of each such Option.

b.           If any shares of Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration other than cash received therefor will be deemed to be the net amount received by the Corporation therefor. If any shares of Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Corporation will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Corporation will be the VWAP of such

Annex I-15

publicly traded securities on the date of receipt. If any shares of Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Corporation and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Corporation and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Corporation.

(iv)        Record Date. If the Corporation takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(v)         Expiration or Termination of Options or Convertible Securities. Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 7(c), the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Securities (or portion thereof) never been issued.

(d)         Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) and Section 7(c) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation). To the extent that the issue price of such Purchase Rights would result in an adjustment of the Conversion Price pursuant to Section 7(c), such adjustment shall not occur to the extent the Holders were granted the right to acquire such Purchase Rights on the applicable terms.

(e)         Pro Rata Distributions. In addition to the requirements of Section 3, during such time as this Preferred Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or

Annex I-16

other similar transaction) (a “Distribution”), in each such case, the Holders shall be entitled to participate in such Distribution to the same extent that the Holders would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever such grant, issuance or sale, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(f)          Fundamental Transaction.

(i)          If, at any time while this Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock or 50% or more of the voting power of the common equity of the Corporation, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a stock split, combination or reclassification of shares of Common Stock covered by Section 7(a)), or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires 50% or more of the outstanding shares of Common Stock or 50% or more of the voting power of the common equity of the Corporation, and such event(s) do not constitute a Deemed Liquidation Event (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Preferred Stock, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 6(d) on the conversion of this Preferred Stock), the number of shares of capital stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Preferred Stock is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 6(d) on the conversion of this Preferred Stock).

(ii)         For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration.

Annex I-17

(iii)        The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation and the Registration Rights Agreement in accordance with the provisions of this Section 7(f) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder of this Preferred Stock, deliver to the Holder in exchange for this Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of this Preferred Stock (without regard to any limitations on the conversion of this Preferred Stock) prior to such Fundamental Transaction, and with a conversion price which applies the Conversion Price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Required Holders.

(g)         Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

(h)         Notice to the Holders.

(i)          Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each Holder by email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii)         Notice to Allow Conversion by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation (and all of its Subsidiaries, taken as a whole), or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Preferred Stock, and shall cause to be delivered by email to each Holder at its email address as it shall appear upon the stock books of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K, unless determined by the Corporation that such filing

Annex I-18

would be harmful to the Corporation at such time, in which case the Corporation shall file such 8-K as soon as is reasonably practicable in its discretion. For the avoidance of doubt, and without limiting the conversion rights of any Holder, each Holder shall remain entitled to convert the Accrued Value of this Preferred Stock (or any part hereof) during the twenty (20)-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 8.            Redemption.

(a)         Redemption by the Corporation. Subject to the provisions of this Section 8 and unless prohibited by applicable law governing distributions to stockholders, the Corporation may, in its sole discretion, redeem all or a portion of the outstanding shares of Preferred Stock:

(i)          on or after the Closing but prior to the first anniversary of the Closing, at a redemption price per share equal to 150% of the Accrued Value;

(ii)         on or after the first anniversary of the Closing but prior to the second anniversary of the Closing, at a redemption price per share equal to 140% of the Accrued Value;

(iii)        on or after the second anniversary of the Closing but prior to the third anniversary of the Closing, at a redemption price per share equal to 130% of the Accrued Value;

(iv)        on or after the third anniversary of the Closing but prior to the fourth anniversary of the Closing, at a redemption price per share equal to 120% of the Accrued Value;

(v)         on or after the fourth anniversary of the Closing but prior to the fifth anniversary of the Closing, at a redemption price per share equal to 110% of the Accrued Value; and

(vi)        on or after the fifth anniversary of the Closing, at a redemption price per share equal to 100% of the Accrued Value.

If, on the date of such redemption, applicable law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock scheduled to be redeemed, the Corporation shall be entitled to ratably redeem the maximum number of shares that it may redeem consistent with such law and any Preferred Stock not so redeemed shall remain outstanding. The Corporation shall provide written notice (the “Corporation Notice”) by e-mail and first class mail postage prepaid, to each Holder of record (determined at the close of business on the Business Day next preceding the day on which the Corporation Notice is given) of the Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such Holder, notifying such Holder of the redemption to be effected, specifying the number of shares to be redeemed from such Holder, specifying the date of such redemption, the redemption price, the place at which payment may be obtained and calling upon such Holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed; provided that the date of redemption shall be not less than 15 days from the date of the Corporation Notice. Except as otherwise provided herein, on or after the applicable date of redemption, each Holder to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Corporation Notice, and thereupon the price of redemption of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. Notwithstanding anything herein to the contrary, each Holder shall remain entitled to convert all or a portion of the Accrued Value of its Preferred Stock (or any part thereof) at any time and from time to time during the 15-day period commencing on the date of the Corporation Notice through the applicable date of redemption.

Annex I-19

(b)         Redemption by the Holders.

(i)          Unless prohibited by applicable law governing distribution to stockholders, shares of Preferred Stock shall be redeemed by the Corporation at a purchase price equal to the Accrued Value (the “Redemption Price”), if at any time and from time to time after the fifth (5th) anniversary of the Closing, a Holder delivers to the Corporation a written notice demanding redemption of all of such Holder’s shares of Preferred Stock (the “Redemption Request”). The 20th day after the date of the Corporation Notice shall be referred to as the “Redemption Date.” Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, until the Redemption Price has been paid in full, except to the extent prohibited by Delaware law governing distributions to stockholders.

(ii)         Following receipt of a Redemption Request, the Corporation shall send written notice of the mandatory redemption (the “Redemption Notice”) to the redeeming Holder of record of Preferred Stock not less than 15 days prior to the Redemption Date. The Redemption Notice shall state:

a.           the number of shares of Preferred Stock held by the Holder that the Corporation shall redeem on the Redemption Date;

b.           the Redemption Date and the Redemption Price;

c.           the date upon which the Holder’s right to convert such shares terminates; and

d.           for Holders of shares in certificated form, that the Holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(iii)        On the Redemption Date, the Corporation shall redeem the Preferred Stock owned by such Holder. If on the Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. In the event that any portion of the Redemption Price has not been paid within 5 Business Days following the Redemption Date, interest on such unpaid portion of the Redemption Price shall accrue thereon until such amount is paid in full at a rate equal to the lesser of (i) 24.0% per annum and (ii) the maximum rate permitted under applicable law.

(c)         Rights Subsequent to Redemption. Upon the redemption of shares of Preferred Stock pursuant to Section 8(a) or Section 8(b), all rights with respect to such shares of Preferred Stock shall immediately terminate, except with respect to the right of the Holders to receive the applicable redemption price with respect to such shares of Preferred Stock in accordance with Section 8(a) or Section 8(b), as applicable.

Section 9.            Miscellaneous.

(a)         Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by e-mail, or sent by nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above the address or email address most recently provided to Holders by the Corporation for purposes of notice hereunder Attention: [•], e-mail address [•], or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Corporation, or if no such facsimile number, e-mail address or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective

Annex I-20

on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b)         Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(c)         Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall issue or cause to be issued, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation (which shall not include the posting of any bond). The applicant for a new certificate under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement certificate.

(d)         Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of Wilmington, Delaware, County of New Castle (the “Delaware Courts”). The Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Delaware Courts, or such Delaware Courts are improper or inconvenient venue for such proceeding. The Corporation and each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Corporation and each Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Corporation or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(e)         Amendment. Subject to Section 4(c), this Certificate of Designation (or any provision hereof) may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the Delaware General Corporation Law, of the Required Holders, voting separately as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Corporation’s certificate of incorporation; provided, however, and notwithstanding anything in this Certificate of Designation to the contrary, no provision of this Certificate of Designation shall be amended to the extent any such amendment would (i) disproportionately, materially and adversely modify any rights of any Holder (as compared to the rights of the other Holders) (ii) impose any additional financial obligations or liabilities on a Holder or (iii) amend the provisions of Section 3, Section 6, Section 7, Section 8(b) or this Section 9(e), unless such amendment applies to all Holders in the same fashion, and, in each case, unless any such Holder shall have previously consented in writing to such amendment or

Annex I-21

voted to approve such amendment at a meeting. No consideration shall be offered or paid to any Holder to amend or consent to a waiver or modification of any provision of this Certificate of Designation unless the same consideration is also offered to all of the Holders. For clarification purposes, this provision constitutes a separate right granted to each Holder by the Corporation and negotiated separately by each Holder, and is intended for the Corporation to treat the Holders as a group and shall not in any way be construed as the Holders acting in concert or as a group with respect to the purchase, disposition or voting of securities or otherwise.

(f)          Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(g)         Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(h)         Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(i)          Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(j)          Status of Converted or Redeemed Preferred Stock. Shares of Preferred Stock may only be issued pursuant to the Purchase Agreement. If any shares of Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as 12.0% Series A Cumulative Convertible Preferred Stock.

(k)         Tax Withholding. The Corporation agrees that, provided that each Holder delivers to the Corporation a properly executed IRS Form W-9 or other certification satisfactory to the Corporation certifying as to such Holder’s status (or the status of such Holder’s beneficial owner(s)) as a United States person (within the meaning of Section 7701(a)(30) of the Code) and such Holder’s (or such beneficial owners’) eligibility for complete exemption from backup withholding (“U.S. Person Certification”), under current law the Corporation (including any paying agent of the Corporation) shall not be required to, and shall not, withhold on any payments or deemed payments to any such Holder. In the event that any Holder fails to deliver to the Corporation such properly executed U.S. Person Certification, the Corporation reasonably believes that a previously delivered U.S. Person Certification is no longer accurate and/or valid, or there is a change in law that affects the withholding obligations of the Corporation, the Corporation and its paying agent shall be entitled to withhold taxes on all payments made to the relevant Holder in the form of cash or otherwise treated, in the Corporation’s reasonable discretion, as a dividend for U.S. federal tax purposes or to request that the relevant Holder promptly pay the Corporation in cash any amounts required to satisfy any withholding tax obligations, in each case, to the extent the Corporation or its paying agent determines in good faith it is required to deduct and withhold tax on payments to the relevant Holder under applicable law; provided, that the Corporation shall use commercially reasonable efforts to notify the relevant Holder of any required withholding tax reasonably in advance of the date of the relevant payment. In the event that the Corporation does not have sufficient cash with respect to any Holder from withholding on cash payments otherwise payable to such Holder and cash paid to the Corporation by such Holder to the Corporation pursuant to the immediately preceding sentence, the Corporation and its paying agent shall be entitled to withhold taxes on deemed payments, including distributions of additional Preferred Stock in lieu of cash and constructive distributions on the Preferred Stock to the extent required by law, and the Corporation and

Annex I-22

its paying agent shall be entitled to satisfy any required withholding tax on non-cash payments (including deemed payments) through a sale of a portion of the Preferred Stock received as a dividend or from cash dividends or sales proceeds subsequently paid or credited on the Preferred Stock.

(l)          Tax Treatment. Absent a change in law, Internal Revenue Service practice or a contrary determination (as defined in Section 1313(a) of the Internal Revenue Code, as amended (the “Code”)), each holder of Preferred Stock and the Corporation shall not treat the Preferred Stock (based on their terms as set forth in this Certificate of Designation) as “preferred stock” within the meaning of Section 305 of the Code and Treasury Regulation Section 1.305-5 for United States federal income tax and withholding tax purposes and shall not take any position inconsistent with such treatment.

*********************

Annex I-23

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this [•] day of [•], 2025.

Merlin Labs, Inc.
By:
Name:
Title:	Chief Executive Officer

Annex I-24

ANNEX A

NOTICE OF CONVERSION
(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF 12.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), indicated below into shares of common stock, par value $0.0001 per share (the “Common Stock”), of Merlin Labs, Inc., a Delaware corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation in accordance with the Purchase Agreement. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion:
Number of shares of Preferred Stock owned prior to Conversion:
Number of shares of Preferred Stock to be Converted:
Accrued Value of shares of Preferred Stock to be Converted:
Number of shares of Common Stock to be Issued:
Applicable Conversion Price:
Number of shares of Preferred Stock subsequent to Conversion:
Address for Delivery:
or

DWAC Instructions: Broker no: ____________ Account no: ___________
[HOLDER]
By:
Name:
Title:

Annex I-25

ANNEX J

Preliminary Proxy Card

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2026 Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail INFLECTION POINT ACQUISITION CORP. IV Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on March 11, 2026. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. VOTE AT THE MEETING – If you plan to attend the virtual online Extraordinary General Meeting, you will need your 12 digit control number to vote electronically at the Extraordinary General Meeting. To attend the Extraordinary General Meeting, visit: https://www.cstproxy.com/ inflectionpointacquisitionIV/2026 PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS INFLECTION POINT ACQUISITION CORP. IV NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON MARCH 12, 2026 The undersigned appoints Michael Blitzer and Kevin Shannon, and each of them, as proxies, each with the power to appoint their substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of par value of US$0.0001 per share of Inflection Point Acquisition Corp. IV (“Inflection Point”) held of record by the undersigned at the close of business on February 2, 2026 at the Extraordinary General Meeting (the “extraordinary general meeting”) to be held at 10:00 a.m. Eastern Time, on March 12, 2026 at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy. com/inflectionpointacquisitionIV/2026 and any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued, and to be marked, dated and signed, on the other side)

Annex J-1

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting to be held at 10:00 a.m. Eastern Time on March 12, 2026. 2026 To view the Notice of Extraordinary General Meeting and the accompanying Proxy Statement and to Attend the Extraordinary General Meeting of Shareholders, please go to: https://www.cstproxy.com/inflectionpointacquisitionIV/2026 PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS. Please mark your votes like this Proposal No. 1 — The Business Combination Proposal — RESOLVED, as an ordinary resolution, that Inflection Point’s entry into the Business Combination Agreement, dated as of August 13, 2025, by and among Inflection Point, Merger Sub and Merlin, pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination described in the accompanying proxy statement/prospectus, be approved, ratified and confirmed in all respects. FOR AGAINST ABSTAIN Proposal No. 2 — The Domestication Proposal — RESOLVED, as a special resolution of the holders of the Inflection Point Class B Shares, that, Inflection Point be deregistered as an exempted company in the Cayman Islands and be registered by way of continuation as a corporation in the State of Delaware, the amended and restated memorandum and articles of association of Inflection Point, as currently in effect, be replaced in their entirety by the Proposed Charter in the form attached to the proxy statement/prospectus. FOR AGAINST ABSTAIN Proposal No. 3 — The Stock Issuance Proposal — RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable Nasdaq Listing Rules, the issuance of (i) the shares of Series A Preferred Stock issued as consideration for the Pre-Funded Convertible Notes and pursuant to the Series A SPAs, (ii) the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock pursuant to the Certificate of Designation, (iii) the New Merlin Series A Warrants issued as consideration for the Pre-Funded Warrants and pursuant to the Series A SPAs, (iv) the shares of New Merlin Common Stock issuable upon exercise of the New Merlin Series A Warrants, (v) the shares of New Merlin Common Stock (including the shares of New Merlin Common Stock that will underly New Merlin Options) to be issued as consideration to the Merlin Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) as consideration in the Merger, and (vi) any other issuances of New Merlin Common Stock and securities convertible into or exercisable for New Merlin Common Stock pursuant to subscription, purchase or similar agreements Inflection Point and/or Merlin may enter into prior to Closing, be approved in all respects. FOR AGAINST ABSTAIN Proposal No. 4 — The Organizational Documents Proposal — RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), with such principal changes as described in the Advisory Organizational Documents Proposals A through F with effect from the registration of Inflection Point in the State of Delaware as a corporation under the laws of the State of Delaware. FOR AGAINST ABSTAIN Proposal No. 5 — The Advisory Organizational Documents Proposal – RESOLVED, as six separate special resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Organizational Documents be and are hereby approved: Proposal 5A — Under the Proposed Organizational Documents, New Merlin would be authorized to issue (A) 850,000,000 shares of New Merlin Common Stock and (B) 50,000,000 shares of preferred stock, par value $0.0001 per share. FOR AGAINST ABSTAIN Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. FOR AGAINST ABSTAIN Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Merlin to amend, alter, repeal or rescind certain provisions of the Proposed Charter. FOR AGAINST ABSTAIN Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, with or without cause. FOR AGAINST ABSTAIN Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting. FOR AGAINST ABSTAIN Proposal 5F — The Proposed Charter would (1) change the corporate name from “Inflection Point Acquisition Corp. IV” to “Merlin, Inc.”, (2) make New Merlin’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination. FOR AGAINST ABSTAIN Proposal No. 6 — The Director Election Proposal – RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the New Merlin Board upon the Closing of the Business Combination: (1) Matt George (2) Michael Blitzer (3) Kenneth Braithwaite (4) Kelyn Brannon (5) Michael Montelongo (6) Carolyn Trabuco (7) Dr. Robert H. Smith FOR ALL WITHHOLD ALL FOR ALL EXCEPT To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below: Proposal No. 7 — The New Merlin Incentive Plan Proposal —– RESOLVED, as an ordinary resolution, that the New Merlin Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex G, be adopted and approved. FOR AGAINST ABSTAIN Proposal No. 8 — The New Merlin Employee Stock Purchase Plan Proposal — RESOLVED, as an ordinary resolution, that the Merlin, Inc. 2026 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex H, be adopted and approved. FOR AGAINST ABSTAIN Proposal No. 9 — The Adjournment Proposal — RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements, be approved FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date, 2026 Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

Annex J-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Inflection Point’s Cayman Constitutional Documents provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Inflection Point has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Inflection Point against its obligations to indemnify its officers and directors.

Inflection Point’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to Inflection Point and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by Inflection Point if (i) Inflection Point has sufficient funds outside of the Trust Account or (ii) Inflection Point consummates an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Inflection Point pursuant to the foregoing provisions, Inflection Point has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1**†

Business Combination Agreement, dated as of August 13, 2025, by and among Bleichroeder Acquisition Corp. I, IPDX Merger Sub, Inc., and Merlin Labs, Inc. (included as Annex A to the proxy statement/prospectus).

2.2**†	Plan of Domestication.
2.3**	Form of Certificate of Merger.
3.1

Memorandum and Articles of Association of Inflection Point (incorporated herein by reference to Exhibit 3.1 filed with Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

3.2	Form of Certificate of Incorporation of Merlin, Inc. (included as Annex B to the proxy statement/prospectus).
3.3	Form of Bylaws of Merlin, Inc. (included as Annex C to the proxy statement/prospectus).
3.4

Form of Merlin Labs, Inc.’s Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (included as Annex I to the proxy statement/prospectus).

3.5**	Form of Certificate of Corporate Domestication of Merlin, Inc.
4.1

Specimen Unit Certificate of Inflection Point (incorporated herein by reference to Exhibit 4.1 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-280777), filed with the SEC on October 23, 2024).

4.2

Specimen Class A Ordinary Share Certificate of Inflection Point (incorporated herein by reference to Exhibit 4.2 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-280777), filed with the SEC on October 23, 2024).

4.3

Specimen Rights Certificate of Inflection Point (incorporated by reference to Exhibit 4.3 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-280777), filed with the SEC on October 23, 2024).

Exhibit No.	Description
4.4

Share Rights Agreement, dated as of October 31, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 filed with Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

4.5**	Specimen Common Stock Certificate of Merlin, Inc.
4.6**	Specimen Common Stock Purchase Warrant of Merlin, Inc.
5.1**	Opinion of White & Case LLP.
8.1**	Opinion of White & Case LLP regarding certain federal income tax matters.
8.2**	Opinion of Latham & Watkins LLP regarding certain federal income tax matters.
10.1

Investment Management Trust Agreement, dated October 31, 2024, by and between Inflection Point and Continental Stock Transfer & Trust Company, as trustee (incorporated herein by reference to Exhibit 10.1 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

10.2

Registration Rights Agreement, dated October 31, 2024, by and between Inflection Point and Bleichroeder Sponsor 1 LLC (incorporated herein by reference to Exhibit 10.2 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

10.3

Private Placement Units Purchase Agreement, dated October 31, 2024, by and between Inflection Point and Bleichroeder Sponsor 1 LLC (incorporated herein by reference to Exhibit 10.3 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

10.4

Letter Agreement, dated October 31, 2024, by and among Inflection Point, Bleichroeder Sponsor 1 LLC, and certain officers and directors of Inflection Point (incorporated herein by reference to Exhibit 10.4 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

10.5	Form of Sponsor Support Agreement (included as Annex D to the proxy statement/prospectus).
10.6	Form of Stockholder Voting and Support Agreement (included as Annex E to the proxy statement/prospectus).
10.7	Form of Sponsor Lock-Up Agreement (incorporated herein by reference to Exhibit 10.3 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on August 14, 2025).
10.8	Form of Merlin Labs Lock-Up Agreement (incorporated herein by reference to Exhibit 10.4 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on August 14, 2025).
10.9

Form of Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on August 14, 2025).

10.10†	Form of Signing Series A SPA (incorporated herein by reference to Exhibit 10.6 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on August 14, 2025).
10.11†

Form of Amendment No. 1 to the Signing Series A SPA (incorporated herein by reference to Exhibit 10.1 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 17, 2025).

10.12†	Form of Additional Series A SPA (incorporated herein by reference to Exhibit 10.2 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 17, 2025).
10.13**††	IDIQ Agreement, dated June 7, 2024, by and between Merlin Labs, Inc. and USSOCOM.
10.14**	Merlin Labs, Inc. 2018 Equity Incentive Plan.
10.15**	Form of Stock Option Grant Notice and Stock Option Agreement under 2018 Equity Incentive Plan.
10.16**	Merlin, Inc. 2026 Incentive Award Plan (included as Annex G to the proxy statement/prospectus).
10.17**	Merlin, Inc. 2026 Employee Stock Purchase Plan (included as Annex H to the proxy statement/prospectus).
10.18**	Employment Offer Letter, dated September 19, 2025, by and between Merlin Labs, Inc. and Ryan Carrithers.
21.1**	List of Subsidiaries of Inflection Point.
23.1**	Consent of White & Case LLP (included as part of Exhibit 5.1 hereto).
23.2**	Consent of White & Case LLP (included as part of Exhibit 8.1 hereto).
23.3**	Consent of Latham & Watkins LLP (included as part of Exhibit 8.2 hereto).
23.4**	Consent of WithumSmith+Brown, PC.
23.5**	Consent of BDO USA, P.C. (formerly HORNE LLP).

Exhibit No.	Description
24.1**	Power of Attorney for Inflection Point Signatories (included on signature page for Inflection Point to the Registration Statement on Form S-4 filed on January 14, 2026).
24.2**	Power of Attorney for Merlin Signatories (included on signature page for Merlin)
99.1**	Consent of Newbridge Securities Corporation.
99.2**	Consent of Matt George to be named as a director nominee.
99.3**	Consent of Kenneth Braithwaite to be named as a director nominee.
99.4**	Consent of Kelyn Brannon to be named as a director nominee.
99.5**	Consent of Michael Montelongo to be named as a director nominee.
99.6**	Consent of Dr. Robert H. Smith to be named as a director nominee.
99.7**	Consent of Carolyn Trabuco to be named as a director nominee.
107**	Filing Fee Table.

____________

*        Filed herewith.

**      Previously filed.

†        Certain schedules and similar attachments have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

††      Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on February 11, 2026.

INFLECTION POINT ACQUISITION CORP. IV
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
/s/ Michael Blitzer	President, Chief Executive Officer, and Director	February 11, 2026
Michael Blitzer	(Principal Executive Officer)
*	Chief Financial Officer	February 11, 2026
Robert Folino	(Principal Financial and Accounting Officer)
*	Director	February 11, 2026
Andrew Gundlach
*	Director	February 11, 2026
Antoine Theysset
*	Director	February 11, 2026
Joseph Samuels
*	Director	February 11, 2026
Kathy Savitt
By:	/s/ Michael Blitzer
Michael Blitzer
Attorney-In-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Co-Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts on February 11, 2026.

MERLIN LABS, INC.
By:	/s/ Matthew George
Name:	Matthew George
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
/s/ Matthew George	Chief Executive Officer and Director	February 11, 2026
Matthew George	(Principal Executive Officer)
*	Chief Financial Officer	February 11, 2026
Ryan Carrithers	(Principal Financial and Accounting Officer)
*	Director	February 11, 2026
David Greenbaum
*	Director	February 11, 2026
Alex Creasey
*	Director	February 11, 2026
Meka Asonye
*	By:	/s/ Matthew George
	Name:	Matthew George
	Title:	Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Inflection Point Acquisition Corp. IV has signed this registration statement or amendment thereto in the City of New York, State of New York, on February 11, 2026.

INFLECTION POINT ACQUISITION CORP. IV
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	President, Chief Executive Officer and Director